UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 of 15(d) of the Exchange Act.

Kutnowskie Zaklady Farmaceutyczne “POLFA” S.A.

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Republic of Poland

(Jurisdiction of Subject Company’s Incorporation or Organization)

IVAX Corporation

(Name of Person(s) Furnishing Form)

Ordinary bearer shares, par value PLN 10 each

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Janusz R. Guy

President

Kutnowskie Zaklady Farmaceutyczne “POLFA” S.A.

ul. Sienkiewicza 25

99-300 Kutno, POLSKA

Telephone 48 24 355 01 00

(Name, Address (including zip code), and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 2004

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The Share Issue Prospectus of IVAX Corporation, a corporation incorporated under the laws of the State of Florida (“IVAX”), prepared in connection with a proposed exchange offer for up to 1,407,887 shares (the “Exchange Offer”) of Kutnowskie Zaklady Farmaceutyczne “POLFA” S.A., a company organized under the laws of the Republic of Poland (“Polfa Kutno”), is attached hereto as Attachment 1(a).

(b) Not applicable.

Item 2. Informational Legends

The Share Issue Prospectus contains legends appropriate for the Exchange Offer. See the “Special Notice to U.S. Shareholders of Polfa Kutno” located on the inside front cover of the Share Issue Prospectus.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable

(2)	Not applicable

(3)	Not applicable

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Not applicable

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IVAX CORPORATION

By:	/s/ Neil Flanzraich
Neil Flanzraich
Vice Chairman and President
Date:	November 5, 2004

SHARE ISSUE PROSPECTUS

Common Stock of

IVAX CORPORATION

4400 Biscayne Boulevard

Miami, Florida 33137,

United States of America

www.ivax.com

Main business: manufacturing pharmaceuticals.

The Issuer has no dominant entity within the meaning of the Act on the Public Trading of Securities of August 21, 1997

(“Securities Act”, “Polish Securities Act”).

This Prospectus has been prepared in connection with the introduction into public trading in Poland of 546,875,000 shares of common stock of IVAX CORPORATION (“IVAX”) with a par value of USD 0.10 per share (“Common Stock”, “Shares”). As of September 1, 2004, the Shares include 250,320,365 issued and outstanding shares and 296,554,635 authorized but unissued shares.

This Prospectus has been prepared in connection with the offering of up to 8,200,000 Shares from IVAX’s authorized but unissued shares (“Offered Shares”, “Shares for Exchange”) by way of an exchange offer for 1,407,887 shares of Kutnowskie Zaklady Farmaceutyczne “POLFA” S.A., with its registered office in Kutno (“Polfa Kutno”) constituting 75% of the overall number of votes at the general shareholders’ meeting of that company, in accordance with Article 151 of the Polish Securities Act (“Tender”, “Exchange Offer”). The Exchange Offer is addressed to shareholders of Polfa Kutno. Given the specific nature of the Issuer’s offering and the adopted Exchange Ratio (as defined below), the exact number of Offered Shares is not fixed as of the date of this Prospectus. The number will depend on the price of IVAX shares on the American Stock Exchange (“Amex”) in the period before the date falling three Business Days prior to the conclusion of transactions under the Exchange Offer (“Day of Exchange Ratio Determination”) and the PLN/USD exchange rate, in accordance with the rules described below.

The shareholders of Polfa Kutno, submitting subscriptions in response to the Exchange Offer (“Subscriptions for Exchange”) which fulfill the conditions of this Prospectus, shall receive, for one Polfa Kutno share, Offered Shares valued at PLN 340 (as of the Day of Exchange Ratio Determination) and relevant cash consideration in the event of a fraction of an Offered Share being allocated.

The precise number of Offered Shares allocated to each Polfa Kutno shareholder shall be calculated in accordance with the method described below. In essence, each Polfa Kutno shareholder will receive (1) that number of Offered Shares equal to the product of the “Exchange Ratio” and the number of Polfa Kutno shares covered by the Subscription for Exchange; and (2) a Cash Consideration (as defined below) in place of fractional Offered Shares.

The term “Exchange Ratio” shall mean the quotient obtained by dividing the price per Polfa Kutno share determined in the Exchange Offer (PLN 340) by the Issue Price of Offered Shares expressed in PLN and rounded to six decimal places.

The term “Issue Price” of the Offered Shares shall mean the product of arithmetical average of the closing price of IVAX Common Stock reported on the Amex composite tape for the ten consecutive trading days on Amex (“Quotation Average”) and current median PLN/USD exchange rate announced by Narodowy Bank Polski (“NBP”) on the Day of Exchange Ratio Determination. Issue Price of each Offered Share shall be rounded to PLN 0.01. In the event that a fraction of an Offered Share is allocated, the shareholder will instead receive a “Cash Consideration” in PLN in an amount equal to the product of such fraction and the Issue Price of Offered Shares, rounded to PLN 0.01.

The last trading day on the Amex used to calculate the Quotation Average shall be the Day of Exchange Ratio Determination. In the event the Day of Exchange Ratio Determination is not a trading day on Amex, then the day ending the abovementioned 10-day period shall be the last trading day on Amex directly preceding the Day of Exchange Ratio Determination. The Quotation Average shall be rounded to USD 0.0001.

Polfa Kutno shareholders should be aware that the period from the Exchange Ratio Determination to the settlement of Exchange Offer may last up to six Business Days. Considering this and the fact that the Exchange Ratio is based on a ten-day average price, due to market fluctuations in IVAX’s shares, the value of the Offered Shares received at the date of Exchange Offer settlement may differ from PLN 340.

All number-rounding during the process of calculating the Exchange Ratio shall be in accordance with mathematical principles.

Information regarding the Exchange Ratio and the Issue Price of the Offered Shares will be provided to the Polish Securities and Stock Exchange Commission (“PSEC”), the Warsaw Stock Exchange (“WSE”) and published through the Polish Press Agency (“PAP”) in the form of a current report no later than on the second Business Day prior to the planned settlement of the acquisition of shares in Polfa Kutno under the Exchange Offer. The above information shall be published in the daily newspaper “Rzeczpospolita” no later than on the date of the settlement of the acquisition of Polfa Kutno Shares under the Tender.

It is intended that the Exchange Offer will be effected in November 2004. The subscription period in the Exchange Offer, which, at the same time, shall be the subscription period for the Offered Shares, will commence between seven and 14 days after the notification of the Exchange Offer and will last for not less than seven Business Days and not more than 90 calendar days. The exact date of making the Exchange Offer and the dates of the subscription period under the Exchange Offer, as well as the planned dates for effecting and settling the acquisition of the shares in Polfa Kutno under the Exchange Offer, will be published in the Tender Offer Document and in the form of a current report sent to the PSEC, WSE and PAP.

The Offered Shares are publicly offered under the Exchange Offer for shares of Polfa Kutno to be exchanged for the Offered Shares in accordance with Article 151 of the Securities Act.

The Offered Shares shall be offered solely under the Exchange Offer, and exclusively to Polfa Kutno shareholders.

The Offered Shares shall be allocated to all Polfa Kutno shareholders that respond to the Exchange Offer, following the rules and procedures set forth in this Prospectus and in the Tender Offer Document.

The subscription for the Offered Shares shall not be handled by way of the performance of an underwriting service agreement.

The Common Stock is traded on the Amex under the symbol “IVX” and on the London Stock Exchange (“LSE”) under the symbol “IVX.L”.

Additionally IVAX’s shares are admitted to trading in the regulated unofficial market (Freiverkehr) on the stock exchanges in Frankfurt, München, Stuttgart, Berlin-Bremen, Düsseldorf and Xetra. The Freiverkehr segment is not a regulated market as defined by the European Commission and German authorities, but a multilateral trading facility (“MTF”) as defined in European Union Directive 2004/39/EC on Markets in Financial Instruments. Admission to trading in the Freiverkehr segment is not equivalent to a full listing on the official and regulated markets on German stock exchanges. There are no obligations on an issuer as a consequence of the trading of its shares in the Freiverkehr segment. According to the applicable German capital market regulations, such trading does not require an issuer’s consent. The only requirement for trading in the Freiverkehr segment is a corresponding application by a licensed broker firm, which covenants as specialist for the respective security. The Issuer does not participate in admitting or withdrawing from the trading process on the regulated unofficial markets of Frankfurt, München, Stuttgart, Berlin-Bremen, Düsseldorf and Xetra.

The symbol used for the purpose of identifying IVAX Shares is ISIN No. US4658231026, and CUSIP No.: 465823 10 2. Particular issuances of Common Stock are not separately numbered or designated.

The Issuer intends to have the Common Stock (including the Offered Shares) listed on the regulated public market of the WSE. The Issuer’s intention is for the Common Stock, including the Offered Shares, to be introduced to trading on the WSE in late November or December 2004, immediately upon the establishment of the number of the Offered Shares to be subject to the transaction, however prior to the completion of the transaction itself.

The Offered Shares in a number that IVAX believes is sufficient for the purposes of the Exchange Offer were approved for listing on the Amex on May 28, 2004. The Offered Shares that are issued to Polfa Kutno shareholders will be listed on the Amex upon notice of their issuance. The Offered Shares so listed will automatically become eligible for trading on the LSE. The Offered Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (“U.S. Securities Act”) or any applicable U.S. state law, and are being offered and sold in reliance upon the exemption from registration provided by Rule 802 under the U.S. Securities Act and, as applicable, U.S. state law exemptions. For a discussion of certain U.S. regulatory issues relating to the Offered Shares, see Chapter III, Sections 1.2, 1.3 and 12.

Investors are urged to review carefully this Prospectus and consider the general risks associated with investments in equity instruments, as well as specific risks relating to the Shares. The main risk factors are summarized in detail in Section 2 of Chapter I of this Prospectus and include those related to: (i) the development, manufacturing and rollout of new products; (ii) uncertainty in protecting patent and other intellectual property, and the costs of license fees; (iii) the relative importance of a small number of products; (iv) substantial R&D expenditures; (v) acquisitions of new businesses and other growth-related factors, as well as factors relating to the Issuer’s increasing indebtedness; (vi) stock volatility and liquidity; (vii) political and economic instability; (vii) currency fluctuations; (viii) government-related interference with product pricing and reimbursement; (ix) obtaining necessary governmental approvals; (x) new types of transactions in Poland; (xi) the Issuer’s status as a non-EU and non-Polish entity; (xii) quotations on the WSE and foreign markets (Amex and LSE); (xiii) the ability to resell the Offered Shares in the U.S.A. and, in certain circumstances, to U.S. persons; and (xiv) the Exchange Ratio.

The Shares are introduced into public trading in Poland exclusively on the basis of the terms and rules specified in this Prospectus. This Prospectus is the sole legally-binding document containing information regarding the Shares and the Issuer. This Prospectus and the Tender Offer Document to be published in “Rzeczpospolita” daily newspaper after the announcement of the Exchange Offer are the only sole legally-binding documents containing information regarding the Exchange Offer.

STATEMENT OF THE POLISH SECURITIES AND EXCHANGE COMMISSION

The Securities and Exchange Commission has assessed that the submitted documents contain all information and data required under the provisions of law. The Securities and Exchange Commission shall assume no liability whatsoever with regard to investment risks related to the acquisition of the securities offered under this issue prospectus. The Commission further stresses that the responsibility for the choice of the offering procedure is vested in the issuer, and the responsibility for conducting the offering rests with the brokerage house acting as the offering agent. Pursuant to Decision No. DSP/E/4110/49/53/2004 dated October 22, 2004 the Securities and Exchange Commission approved the securities covered under this prospectus for public trading.

OFFERING AGENT OF SHARES FOR EXCHANGE

Dom Maklerski Banku Handlowego S.A.

ul. Chalubinskiego 8 00-613 Warszawa

This Prospectus is executed in Miami and Warsaw on September 17, 2004. Unless otherwise indicated with respect to any specific data, the financial information in this Prospectus is generally updated as at June 30, 2004, whereas other information is generally updated as at August 24, 2004. The Prospectus will expire on the date of the settlement of the transaction under the Exchange Offer, but not later than on December 31, 2004, provided that Section 14 in Chapter III will expire as of the date on which the Issuer issues all Common Stock registered for public trading pursuant to this Prospectus. Subject to Section 14 in Chapter III, this Prospectus will also expire if the Exchange Offer is aborted by the Issuer or is unsuccessful.

The Prospectus will be made available to the public in the printed version at least seven Business Days prior to the commencement of subscriptions in the Exchange Offer at the seat of the Company, at the seat of the Offering Agent in Warsaw at ul. Chalubinskiego 8, in Centrum Informacji Komisji in Warsaw (the PSEC information center) at Plac Powstanców Warszawy (room 114), in Centrum Promocji Gieldy in Warsaw (the Warsaw Stock Exchange promotion center) at ul. Ksiazeca 4, and in the Customer Service Points of the Offering Agent located in Warsaw, ul. Chalubinskiego 8. The Polish version of the Prospectus will not be available on the Issuer’s website. The English translation of the Prospectus will be available in electronic form on the U.S. SEC’s website and can be reached through a link on the Issuer’s website at www.ivax.com. The summary Prospectus will be published in the daily newspaper “Rzeczpospolita” on the date this Prospectus is made available.

The Issuer represents that no depository receipts are or will be issued in connection with the Offered Shares.

Under Article 81 of the Polish Securities Act, as from the date on which the Prospectus is made available to the public, and throughout the term of its effectiveness, the Issuer will inform the PSEC and the WSE of any information regarding changes in the Prospectus immediately, but not later than 24 hours following the occurrence of events or circumstances which substantiate its transmission, or after becoming aware of the occurrence of such event or circumstance. Twenty minutes after disclosure of the above described information to the PSEC and the WSE, the Issuer will be required to provide such information to Polska Agencja Prasowa (the Polish Press Agency). If the information regarding a change in the Prospectus may substantially affect the price or value of the Shares, the Issuer shall publish the information in the national newspaper in which the summary of this Prospectus was published, within seven days after obtaining such information.

Information of a nature similar to the information referred to in Article 81 Section 1 of the Securities Act, that has been published by the Issuer during the 18 months preceding the preparation and publication of this Prospectus, is available in electronic form on the Issuer’s website, at www.ivax.com.

The Offering Agent represents that it does not intend to engage in any price stabilization regarding the Shares prior to, during and after the Exchange Offer.

The Exchange Offer is available to investors from all countries in which the Exchange Offer or participation in the Exchange Offer does not violate the binding provisions of investors’ national law or the law of their applicable jurisdiction, as the case may be. This Prospectus has been produced in connection with introducing the Shares to public trading on the Polish market. All non-resident subscribers intending to subscribe for the Offered Shares should be aware of the applicable provisions of law in the Republic of Poland and the applicable provisions of their national law or the law of their applicable jurisdiction, as the case may be.

SPECIAL NOTICE TO U.S. SHAREHOLDERS OF POLFA KUTNO

THIS EXCHANGE OFFER IS AN OFFER TO ACQUIRE THE SHARES OF A POLISH COMPANY. THE EXCHANGE OFFER IS SUBJECT TO DISCLOSURE REQUIREMENTS OF POLAND THAT ARE DIFFERENT FROM THOSE OF THE U.S.A. AND THIS PROSPECTUS HAS BEEN PREPARED IN ACCORDANCE WITH POLISH REQUIREMENTS AS TO ITS FORMAT AND STYLE, WHICH DIFFER FROM THE U.S. REQUIREMENTS.

YOU SHOULD BE AWARE THAT IVAX MAY PURCHASE SECURITIES OTHERWISE THAN UNDER THE EXCHANGE OFFER, SUCH AS IN OPEN MARKET OR PRIVATELY NEGOTIATED PURCHASES, PROVIDED THAT PURSUANT TO POLISH REGULATIONS, AFTER THE TENDER IS ANNOUNCED AND DURING THE WHOLE TENDER IVAX MAY ONLY PURCHASE POLFA KUTNO SHARES UNDER THE TENDER AND IN COMPLIANCE WITH ITS TERMS.

ADDITIONALLY, THE OFFERED SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT. THE OFFERED SHARES ARE BEING OFFERED AND SOLD IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 802 UNDER THE U.S. SECURITIES ACT AND EXEMPTIONS PROVIDED UNDER THE STATE SECURITIES LAWS OF EACH STATE OF THE U.S.A. IN WHICH U.S. SHAREHOLDERS RESIDE.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES AND EXCHANGE COMMISSION HAS APPROVED OR DISPROVED THE IVAX SHARES OR DETERMINED WHETHER THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE TO THE POLFA KUTNO SHAREHOLDERS REGARDING CERTAIN U.S. MATTERS

IF THE POLFA KUTNO SHARES HELD BY A SHAREHOLDER PRIOR TO THE EXCHANGE OFFER WERE NOT “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144 UNDER THE U.S. SECURITIES ACT (“RULE 144”), AND THE SHAREHOLDER WILL NOT BE AN AFFILIATE OF IVAX FOLLOWING THE EXCHANGE OFFER, THE OFFERED SHARES ISSUED TO SUCH SHAREHOLDERS MAY BE RESOLD IN THE U.S.A. WITHOUT RESTRICTION UNDER THE U.S. SECURITIES ACT. IF, HOWEVER, THE POLFA KUTNO SHARES HELD BY A SHAREHOLDER PRIOR TO THE EXCHANGE OFFER WERE RESTRICTED SECURITIES OR THE SHAREHOLDER WILL BE AN AFFILIATE OF IVAX FOLLOWING THE EXCHANGE OFFER, THEN THE OFFERED SHARES ISSUED TO SUCH SHAREHOLDER WILL BE SUBJECT TO RESTRICTIONS ON TRANSFER IN THE U.S.A. OR TO U.S. PERSONS AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE U.S.A. EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, (II) TO THE EXTENT APPLICABLE UNDER RULE 144 (OR ANY SIMILAR RULE UNDER THE U.S. SECURITIES ACT RELATING TO THE DISPOSITION OF SECURITIES) OR (III) PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. THE FOREGOING DISCUSSION IS ONLY A GENERAL OVERVIEW OF THE REQUIREMENTS OF THE U.S. SECURITIES LAWS THAT MAY BE APPLICABLE TO THE RESALE OF THE OFFERED SHARES RECEIVED PURSUANT TO THE EXCHANGE OFFER. RECIPIENTS OF OFFERED SHARES ARE URGED TO OBTAIN U.S. LEGAL ADVICE TO ENSURE THAT THE RESALE OF SUCH SECURITIES IN THE U.S.A. OR TO U.S. PERSONS COMPLIES WITH ALL APPLICABLE U.S. SECURITIES LAWS. SEE ALSO CHAPTER III, SECTIONS 1.2, 1.3 AND 12.

CHAPTER I   SUMMARY AND RISKS

1	Summary information about the Issuer and the Issuer’s group

1.1	Description of the Issuer and the Issuer’s capital group

The Issuer is a multinational company engaged in the research, development, manufacturing and marketing of pharmaceutical products, with its headquarters in Miami, Florida, United States of America. The Issuer was incorporated in Florida in 1993.

The IVAX group includes nearly 100 subsidiaries with direct operations in 36 countries and markets products in more than 80 countries.

IVAX markets a number of proprietary and brand-name products treating a variety of conditions through its subsidiaries throughout the world. These products are marketed by IVAX direct sales forces to physicians, pharmacies, hospitals, managed health care organizations and government agencies. These products are sold primarily to wholesalers, retail pharmacies, distributors, hospitals and physicians.

IVAX has substantial expertise in the development, manufacture and marketing of respiratory drugs, primarily for asthma, delivered by metered-dose and dry powder inhalers.

1.2	Key products, goods or services and markets

The Issuer manufactures and/or markets brand name pharmaceutical products and a wide variety of brand equivalent and over-the-counter pharmaceutical products, primarily in the U.S.A., Europe and Latin America. The Issuer also has subsidiaries located throughout the world, some of which are among the leading pharmaceutical companies in their markets. The Issuer maintains manufacturing operations in Argentina, Chile, China, the Czech Republic, Germany, Ireland, Italy, Mexico, Puerto Rico, the United Kingdom, the U.S.A., the U.S. Virgin Islands and Venezuela. The Issuer conducts its research and development programs in the Czech Republic, Hungary, India, the United Kingdom and the U.S.A. The Issuer also has marketing and sales operations in Azerbaijan, Bulgaria, Costa Rica, Croatia, El Salvador, Estonia, Finland, France, Guatemala, Honduras, Hong Kong, Kazakhstan, Latvia, Lithuania, The Netherlands, Nicaragua, Panama, Peru, Poland, Romania, Russia, the Slovak Republic, Sweden, Switzerland, Taiwan, Ukraine, Uruguay and Uzbekistan and market the Issuer’s products through distributors or joint ventures in other foreign markets.

Portfolio of proprietary and brand name products

IVAX subsidiary in the United Kingdom, Norton Healthcare Limited, trading as IVAX Pharmaceuticals UK, is the third largest respiratory company in that market. At the core of IVAX respiratory franchise are advanced delivery systems, which include a patented breath-activated metered-dose inhaler called Easi-Breathe™ and a patented dry powder inhaler called Airmax™, as well as conventional metered-dose inhalers.

Easi-Breathe™. IVAX holds patents on Easi-Breathe™, IVAX breath-activated metered-dose inhaler, which is designed to overcome the difficulty many persons experience with conventional metered-dose inhalers in coordinating inhalation with the emission of the medication. Easi-Breathe™ emits the medication automatically in one step upon inhalation, minimizing coordination problems and ensuring that the medication is delivered to the lungs. IVAX markets Easi-Breathe™ through its subsidiaries in France, Ireland, Poland, the United Kingdom, the Czech Republic, the Slovak Republic and Mexico and through distributors in Asia and a distributor in Germany.

IVAX has pioneered the development of aerosol products that do not contain CFC, chemicals believed to be harmful to the environment which are being phased out on a global basis. In November 1997, IVAX received the world’s first approval for a CFC-free beclomethasone in Ireland.

In October 2001, IVAX acquired from Elan Corporation the U.S. rights to the intranasal steroid brand products, Nasarel® and Nasalide®, for the treatment of allergic rhinitis. In March 2002, IVAX also acquired from the Roche Group the same intranasal steroid products, which are marketed under a number of trademarks in Belgium, Canada, the Czech Republic, France, Ireland, The Netherlands, Norway and the United Kingdom.

In April 2002, IVAX entered into an exclusive U.S. agreement with Minnesota Mining and Manufacturing Company, also known as 3M, related to the QVAR® brand (beclomethasone dipropionate) inhalation aerosol, an inhaled corticosteroid prescribed to treat chronic asthma. QVAR® is a novel metered-dose inhaler that delivers asthma medicine via a non-ozone depleting hydrofluoroalkane (“HFA”) aerosol rather than conventional CFC propellant. Under the terms of the agreement, IVAX has obtained exclusive U.S. rights to the QVAR® product as well as a non-exclusive worldwide license to certain 3M patents covering HFA formulations of various asthma drugs. In addition, in 2007, IVAX can exercise an option to obtain ownership of the U.S. QVAR® trademark, as well as related patents and the New Drug Application, also known as an NDA. QVAR® is currently a registered trademark of 3M through its subsidiary, Riker Laboratories, Inc. 3M manufactures the QVAR® product for IVAX under a long-term contract.

In October 2003, IVAX purchased 3M’s branded respiratory products business, including related marketing and sales people in nine European countries. This purchase covers QVAR®, Airomir® in Autohaler® and standard metered dose inhalers, and over 200 professionals to market and sell these products.

New proprietary and branded products under development

IVAX is committed to the cost-effective development of proprietary pharmaceuticals directed primarily towards indications having relatively large patient populations or for which limited or inadequate treatments are available. IVAX seeks to accelerate product development and commercialization by in-licensing compounds, especially after clinical testing has begun, and by developing new dosage forms of existing products or new therapeutic indications for existing products. IVAX intends to emphasize the development of drug products in the oncology and respiratory fields and have a variety of proprietary pharmaceuticals in varying stages of development.

Inhalation Products. In light of international agreements calling for the eventual phase-out of CFC, IVAX is developing CFC-free inhalation aerosol products, including CFC-free beclomethasone and albuterol, using HFA propellants and dry powder formulations. Beclomethasone and albuterol are two of the most widely prescribed products for asthma.

IVAX received regulatory approval to market CFC-free beclomethasone in Ireland and France in 1997 in its standard metered-dose inhaler and IVAX’s Easi-Breathe™ inhaler, the first such approvals for any company anywhere in the world. IVAX received regulatory approval to market CFC-free beclomethasone in its standard metered-dose inhaler in Belgium, Italy, Finland and Portugal in 1999 and in Japan, Germany and Spain in 2000. IVAX received approval in December 2001 through the mutual recognition procedure to market CFC-free beclomethasone in IVAX Easi-Breathe™ inhaler in Belgium, Luxembourg, Spain and Portugal.

In 1998, IVAX also applied for approval to market an albuterol CFC-free formulation in the United Kingdom in its standard metered-dose inhaler and IVAX Easi-Breathe™ inhaler and in April 2000, these products were approved. These approvals were used in October 2001 as the basis for obtaining approvals of these two products in other European countries, including Belgium, Denmark, Germany, Luxembourg, Norway and Spain under the mutual recognition procedure. IVAX also received approval for CFC-free albuterol in IVAX’s Easi-Breathe™ inhaler in Holland under the same procedure. In the U.S.A., Phase III clinical trials to support marketing approval of an albuterol CFC-free formulation in IVAX standard metered-dose inhaler have been completed and an NDA was submitted for this product in January 2003. At the end of 2003, IVAX received notice from the FDA that this NDA is approvable.

IVAX has also developed a multi-dose dry powder inhaler, which uses no propellant and is believed to have superior dosing accuracy than competing models. In 2001, IVAX received regulatory approval to market formoterol in IVAX multi-dose dry powder inhaler in Denmark and in 2003 IVAX received regulatory approval to market albuterol in IVAX multi-dose dry powder inhaler in the United Kingdom. In November 2003, IVAX also commenced Phase I clinical studies in the U.S.A. with etiprednol dicloacetate, an inhaled corticosteroid, in IVAX’s multi-dose dry powder inhaler.

IVAX is continuing to develop the Easi-Breathe™ inhaler for use with various compounds. During 2003, IVAX completed Phase III clinical trials for an albuterol CFC-free formulation in Easi-Breathe™ and an NDA was submitted for this product in August 2003. In July 2004, IVAX received notice from the FDA that this NDA is approvable. In addition, Phase III clinical trials for QVAR® in Easi-Breathe™ are scheduled to begin in 2004.

In developing CFC-free formulations for metered-dose inhalers, IVAX and many of its competitors have obtained or licensed patents on formulations containing alternative propellants. There are many existing patents covering the use of HFA with pharmaceuticals, and successful product development by IVAX may require that IVAX incurs substantial expense in seeking to develop formulations that do not infringe competitors’ patents, or that IVAX licenses or invalidates such patents. IVAX successfully invalidated certain relevant United Kingdom and European patents in the United Kingdom during 1997, 1998 and 1999. In IVAX’s license agreement with 3M, IVAX has also obtained access to several of 3M’s patented HFA based formulations.

Xorane™. Presently, paclitaxel, which is one of the leading anti-cancer drugs in the world, is marketed only in injectable form. IVAX is currently marketing paclitaxel injection in the U.S.A. under the name Onxol™ and in other countries under the name Paxene®. IVAX is developing an oral formulation of paclitaxel that IVAX believes may provide significant advantages over the injectable dosage form in terms of patient convenience and reduced side effects. IVAX believes that its patented new system will allow patients to obtain effective doses of paclitaxel through oral administration and that this patented system can be applied to other chemotherapeutic agents that are not currently orally available. IVAX has completed Phase II clinical trials with patients with recurrent breast cancer, advanced lung cancer, and advanced stomach cancer and the results showed substantial anti-cancer activity.

Cervene™. In pre-clinical trials of IVAX epidermal growth factor (EGF) receptor-targeted brain cancer therapy, IVAX lead compound, Cervene™, was found to be highly specific and toxic to brain cancer cells. This compound is currently in a Phase II multi-center clinical trial in patients with recurrent glioblastoma.

Talampanel. In February 2001, IVAX acquired the rights to develop and market the AMPA receptor antagonist, talampanel, from Eli Lilly & Co. Talampanel was initially discovered at the IVAX Drug Research Institute in Budapest, Hungary. In Phase II studies conducted by Eli Lilly & Co., talampanel was shown to reduce the incidence of seizures in patients with epilepsy, and IVAX has commenced additional Phase II clinical trials in epilepsy patients, involving 25 centers in the U.S.A. and Europe. The drug for epilepsy will be marketed under the brand name Ampanel™. In July 2003, IVAX commenced Phase II clinical trials with patients with recurrent glioblastoma and IVAX is planning to commence in 2004 Phase II clinical trials with patients with newly diagnosed glioblastoma. IVAX is also planning to continue Phase II clinical trials with talampanel using patients with Parkinson’s disease and planning additional studies using this compound to treat multiple sclerosis and other neurological diseases.

Estredox™. In March 2002, IVAX completed a pilot Phase II study in postmenopausal women of IVAX brain targeted estrogen, Estredox™. In this study, luteinizing hormone (“LH”) levels, normally elevated in postmenopausal women, were suppressed following administration of Estredox™ and plasma levels of estradiol were below normal premenopausal levels. Lower plasma levels should reduce the risks associated with hormone replacement therapy. Early in 2004, IVAX initiated a clinical trial to determine the appropriate dose for the treatment of postmenopausal hot flashes.

Asthma and Inflammatory Diseases. In December 1999, IVAX acquired Soft Drugs, Inc., a private company with a significant patent portfolio. This acquisition entered IVAX into a new field of technology and provides IVAX with several new chemical entities to add to IVAX pipeline of proprietary drugs. These chemical entities include a corticosteroid that is rapidly converted to an inactive form after absorption, which reduces the likelihood of side effects normally associated with these types of drugs. Initial applications are expected to treat asthma (as an inhaled product under the mark Respicort™ for BNP-166), allergic rhinitis (under the mark Ethinase™ for BNP-166) and inflammatory diseases of the large intestine (in a special oral formulation under the mark Cronaze™ for BNP-166). One of IVAX soft steroid compounds, BNP-166, has successfully completed Phase Ia and Ib clinical trials for safety for oral administration. After successfully completing regulatory inhalation toxicology, IVAX has started Phase I clinical studies with BNP-166 in the U.S.A. towards the development of the compound to treat allergic rhinitis. In November 2003, IVAX initiated Phase I clinical trials with BNP-166 for the indication of bronchial asthma. In August 2003, IVAX acquired the worldwide rights, exclusive of Japan and certain Asian countries, for loteprednol etabonate for allergic rhinitis. In 2003, IVAX completed a Phase II study with loteprednol etabonate for allergic rhinitis. IVAX plans to begin Phase III clinical trials in 2004.

Brand equivalent pharmaceutical products

Another important part of IVAX pharmaceutical business is the broad line of brand equivalent pharmaceutical products, both prescription and over-the-counter, that IVAX various subsidiaries market as brand equivalent substitutes or under a brand name. Brand equivalent drugs are therapeutically equivalent to their brand name counterparts, but are generally sold at lower prices and as alternatives to the brand name products. In order to remain successful in the brand equivalent pharmaceutical business, IVAX is working to develop new formulations and to obtain marketing authorizations which will enable IVAX to be the first or among the first to launch brand equivalent pharmaceutical products on the market.

In the U.S.A., IVAX’s subsidiary, IVAX Pharmaceuticals, Inc., manufactures and markets approximately 63 brand equivalent prescription drugs in capsule or tablet forms in an aggregate of approximately 143 dosage strengths. IVAX also distribute in the U.S.A. approximately 164 additional brand equivalent prescription and over-the-counter drugs and vitamin supplements, in various dosage forms, dosage strengths and package sizes. IVAX domestic brand equivalent drug distribution network encompasses most trade classes of the pharmaceutical market, including wholesalers, retail drug chains, retail pharmacies, mail order companies, managed care organizations, hospital groups, nursing home providers and government agencies.

In the United Kingdom, IVAX is a leading provider of brand equivalent pharmaceutical products. IVAX markets approximately 312 brand equivalent prescription drugs, about half of which IVAX manufactures, in various dosage forms and dosage strengths, constituting an aggregate of approximately 140 molecules. IVAX markets such products to wholesalers, retail pharmacies, hospitals, physicians and government agencies. In addition, IVAX manufactures and markets various “blow-fill-seal” pharmaceutical products, such as solutions for injection or irrigation, and unit-dose vials for nebulization to treat respiratory disorders.

Brand equivalent products (but not including branded generic products) represented 62% of IVAX revenues in 2003, 56% in 2002 and 57% in 2001.

1.3	Factors which may influence future results

The following factors may affect future performance of the Issuer: ability to replace or renew license fee, royalties and development service fee as the related agreements expire or are terminated. The Issuer expects that its future net revenues and profits will also depend upon:

•	ability to obtain and maintain FDA approval of manufacturing facilities;

•	ability to maintain a pipeline of products in development;

•	ability to achieve the milestones specified in license and development agreements entered into by the Issuer;

•	ability to manufacture, obtain and maintain a sufficient supply of products to meet market demand, retain customers and meet contractual deadlines and terms;

•	ability to develop and rapidly introduce new products and to introduce existing products into new territories;

•	the timing of regulatory approval of such products;

•	the availability and cost of raw materials required to manufacture products;

•	market acceptance and demand for new pharmaceutical products or alternative formulations of existing pharmaceutical products that the Issuer may develop or sell;

•	ability to manufacture products efficiently;

•	the number and timing of regulatory approvals of competing products;

•	impact of competition from brand-name companies that sell or authorize the sale of their own generic products or successfully extend the exclusivity period of their branded products;

•	impact of pharmaceutical industry regulations or pending legislation that could affect the pharmaceutical industry;

•	the outcome and timing of legal proceedings, particularly those related to Hatch-Waxman Act (Drug Price Competition and Patent Term Restoration Act of 1984) exclusivity and patent infringement cases;

•	court and FDA decisions on exclusivity periods;

•	ability to forecast inventory levels and trends at customers and their end-customers; and

•	the Issuer’s and competitors’ pricing and chargeback policies.

1.4	Strategy and development of the Issuer and its capital group

The Issuer expects its future growth to come from:

•	discovering and developing and/or acquiring new products;

•	developing and marketing selected brand equivalent pharmaceuticals;

•	leveraging proprietary technology and development strengths in the respiratory and oncology areas;

•	pursuing complementary, accretive or strategic acquisitions; and

•	strategically expanding sales and distribution of the Issuer’s proprietary and branded products as well as the Issuer’s brand equivalent pharmaceutical products.

1.4.1	Discovery and development and/or acquisition of new products

The Issuer expects that new products that it discovers, develop and/or acquire will provide a cornerstone for the Issuer’s future growth. In October 1999, the Issuer dramatically increased the size and scope of its new product development capability through its acquisition of the Institute for Drug Research (now called IVAX Drug Research Institute), which had approximately 250 employees engaged in drug research and development. The Issuer currently has over 800 people involved in its drug research and development programs. In 2003, the Company spent USD 108,300,000 for Company-sponsored research and development activities compared to USD 76,000,000 in 2002 and USD 88,000,000 in 2001.

Among the proprietary compounds in development that have either entered or that the Issuer expects to enter clinical trials in the near future are:

•	Xorane™ an oral form of paclitaxel;

•	a compound for the treatment of multiple sclerosis and epilepsy;

•	a compound for the treatment of inflammation disorders;

•	a compound for the treatment of recurrent glioblastoma;

•	one or more of the soft steroids that the Issuer is developing for asthma, allergic rhinitis, dermatology and gastrointestinal indications both in humans and companion animals;

•	a compound for the treatment of benign prostatic hypertrophy; and

•	a brain targeted estrogen for the treatment of postmenopausal syndrome, postmenopausal memory disorders and sexual disorders.

Other new compounds in earlier stages of development are being designed to treat cystic fibrosis, HIV infection and neurological disorders.

The Issuer believes that its research programs will allow it to develop proprietary and novel compounds and delivery systems.

1.4.2	Developing and marketing selected brand equivalent pharmaceuticals

The Issuer develops and markets the generic equivalent of brand pharmaceuticals that no longer enjoy patent protection. The Issuer seeks to develop generic products that have one or more characteristics that the Issuer believes will make it difficult for other competitors to develop competing generics. The characteristics of the selected brand equivalent products the Issuer pursues may include one or more of the following:

•	those requiring specialized manufacturing capabilities;

•	those where sourcing the raw material may be difficult;

•	those with complex formulation or development characteristics;

•	those that must overcome unusual regulatory or legal challenges; or

•	those that confront difficult sales and marketing challenges.

The Issuer believes that products with some or all of these characteristics may face limited competition and may produce higher profits for a longer period of time than products without these characteristics.

1.4.3	Leverage proprietary technology and development strengths

The Issuer intends to continue to leverage its proprietary technology and development strengths to develop a portfolio of proprietary pharmaceutical products in the areas of respiratory diseases and oncology. Primary among these strengths are:

•	the Issuer’s patented inhalation technology and its expertise in developing and commercializing respiratory products; and

•	the Issuer’s experience in the development and commercialization of oncology drugs.

The Issuer’s technology and capabilities in these areas have also allowed it to pursue new business opportunities in the form of strategic collaborations with pharmaceutical partners desiring to license the Issuer’s technologies and utilize its expertise. In the respiratory area, the Issuer was the first company to obtain approvals of its own formulations of certain drugs that did not contain chlorofluorocarbon (CFC).

1.4.4	Pursue complementary, accretive or strategic acquisitions

Acquisitions have in the past helped to build the Company, and the Issuer expects to use well-timed, carefully selected acquisitions to continue to drive its growth. The Issuer intends to pursue primarily acquisitions that will complement its existing businesses and provide new product and market opportunities, as well as leverage its existing assets. In assessing strategic opportunities, the Issuer will consider whether it expects the acquisition to:

•	be accretive to earnings;

•	allow the Issuer to leverage its expertise in its areas of therapeutic focus by adding new products or product development capabilities;

•	offer geographic expansion opportunities into key strategic markets; and

•	allow the Issuer to penetrate further its existing markets.

In addition to business acquisitions, the Issuer intends to continue to actively pursue strategic product acquisitions and other collaborative arrangements.

1.4.5	Strategically expand sales and distribution of the Issuer’s products

The Issuer intends to continue to expand strategically the sales and distribution of its products. The Issuer is developing sales capabilities in various European countries to market respiratory products. In 2000, the Issuer began marketing proprietary products through its subsidiaries in the U.S.A. and in Eastern Europe. In 2003, the Issuer purchased 3M’s branded respiratory products business, including related marketing and sales people in nine European countries adding over 200 sales professionals to its sales capabilities.

The Issuer has completed acquisitions of pharmaceutical companies and facilities in Argentina, Chile, Mexico, Peru and Venezuela, which complement its existing operations in Argentina, Peru and Uruguay and continue the expansion of its Latin American operations. The Issuer’s future plans include the acquisition of additional manufacturing and distribution capabilities in Europe and Latin America.

In Asia, the Issuer believes that it can complement the operations of its subsidiaries IVAX Asia Limited, IVAX India PVT Limited and IVAX Pharmaceutical (Beijing) Co. Ltd., and its Kunming Baker Norton joint venture company, by establishing additional joint ventures and selectively establishing distribution channels for its major products.

At the same time, the Issuer is attempting to further integrate operations and is continuously seeking to identify and exploit the cross-marketing and distribution opportunities that exist among its various subsidiaries. For example, the Issuer’s Czech Republic subsidiary is a large producer of bulk and final dosage form cyclosporin, a drug used to prevent rejection in organ transplant recipients. Cyclosporin is also used in conjunction with the Issuer’s Xorane™ product.

1.5	Persons responsible for managing the Issuer, and shareholders having at least 5% of votes at the General Shareholders’ Meeting

1.5.1	Board of Directors and executive officers

The Issuer’s Board of Directors consists of the following individuals:

•	Betty G. Amos

•	Mark Andrews

•	Ernst Biekert, Ph.D.

•	Paul L. Cejas

•	Jack Fishman, Ph.D.

•	Neil Flanzraich

•	Phillip Frost, M.D.

•	Bruce W. Greer

•	Jane Hsiao, Ph.D.

•	David A. Lieberman

•	Richard C. Pfenniger, Jr.

•	Bertram Pitt, M.D.

The Board of Directors has determined that Betty G. Amos, Mark Andrews, Ernst Biekert, Paul L. Cejas, Jack Fishman, Bruce W. Greer, David A. Lieberman, Richard C. Pfenniger, Jr. and Bertram Pitt are “independent” pursuant to Section 121A of the American Stock Exchange Company Guide. According to this guide, “independent director” means a person other than an officer or employee of the company or any parent or subsidiary. No director qualifies as independent unless the board of directors affirmatively determines that the director does not have a material relationship with the listed company that would interfere with the exercise of independent judgment.

The following persons serve as Executive Officers of the Issuer:

•	Phillip Frost, Chief Executive Officer

•	Neil Flanzraich, President

•	Jane Hsiao, Chief Technical Officer

•	Frank C. Condella, Jr., President, IVAX Pharmaceuticals Europe

•	Rafick G. Henein, Senior Vice President

1.5.2	Shareholders holding at least 5% of votes at the General Shareholders’ Meeting

Based on beneficial ownership information as of March 31, 2004 reported in the Issuer’s most recent proxy statement, Phillip Frost, the Issuer’s Chief Executive Officer, holds approximately 16.9% of the shares of the Issuer issued and outstanding as of September 1, 2004.

2	Risk factors

2.1	Risks Relating to the Issuer

2.1.1	The Issuer depends on its development, manufacture and marketing of new products for its future success

The Company’s future success is largely dependent upon its ability to develop, manufacture and market commercially successful new pharmaceutical products and brand equivalent versions of pharmaceutical products that are no longer subject to patents. Generally, the commercial marketing of pharmaceutical products depends upon:

•	continually developing and testing products;

•	proving that new products are safe and effective in clinical trials;

•	proving that there is no significant difference in the rate and extent to which the active ingredient in the brand equivalent product becomes available at the site of drug action as compared to the brand name version; and

•	receiving requisite regulatory approval for all new products.

Delays in the development, manufacture and marketing of new products will impact the Issuer’s results of operations. Each of the steps in the development, manufacture and marketing of the Issuer’s products, as well as the process taken as a whole, involves significant periods of time and expense. The Issuer cannot be sure that:

•	any of the Issuer’s products presently under development, if and when fully developed and tested, will perform as the Issuer expects;

•	the Issuer will obtain necessary regulatory approvals in a timely manner, if at all; or

•	the Issuer can successfully and profitably produce and market any of its products.

2.1.2	Future inability to obtain components and raw materials or products could seriously affect the Issuer’s operations

Some components and materials used in the Issuer’s manufactured products, and some products sold by the Issuer, are currently available only from one or a limited number of domestic or foreign suppliers. Additionally, in many cases the Issuer has listed only one supplier in its applications with the FDA and foreign governmental authorities. This includes products that have historically accounted for a significant portion of the Issuer’s revenues, including paclitaxel. In the event an existing supplier becomes unavailable or loses its regulatory status as an approved source, the Issuer will attempt to locate a qualified alternative; however, the Issuer may be unable to obtain the required components, raw materials, or products on a timely basis or at commercially reasonable prices. In addition, from time to time, certain of the Issuer’s outside suppliers have experienced regulatory or supply-related difficulties that have adversely impacted their ability to deliver products to the Issuer, causing supply delays or interruptions of supply. To the extent such difficulties cannot be resolved within a reasonable time, and at a reasonable cost, or the Issuer is required to qualify a new supplier, the Issuer’s revenues, profit margins and market share for the affected product could decrease, as well as delay the Issuer’s development and sales and marketing efforts.

The Issuer’s arrangements with foreign suppliers are subject to certain additional risks, including the availability of government clearances, export duties, political instability, currency fluctuations and restrictions on the transfer of funds. Arrangements with international raw material suppliers are subject to, among other things, FDA regulation, various import duties and required government clearances. Acts of governments outside the U.S.A. may affect the price or availability of raw materials needed for the development or manufacture of the Issuer’s products. In addition, recent changes in patent laws in jurisdictions outside the U.S.A. may make it increasingly difficult to obtain raw materials for research and development prior to the expirations of the applicable U.S. or foreign patents.

2.1.3	A relatively small group of products and customers may represent a significant portion of the Issuer’s net revenues or net earnings from time to time; if the volume or pricing of any of these products declines or the Issuer loses customers, it could have a material adverse effect on its business, financial condition and results of operations

Sales of a limited number of the Issuer’s products often represent a significant portion of its net revenues or net earnings. This has been particularly relevant when a product has enjoyed a period of generic marketing exclusivity under the U.S. law (Hatch-Waxman Act (Drug Price Competition and Patent Term Restoration Act of 1984)) based on ANDA pursuant to article (iv) on certification for the listed patent. If the volume or pricing of the Issuer’s largest selling products declines in the future, the Issuer’s business, financial condition and results of operations could be materially adversely affected.

A significant portion of the Issuer’s net revenues is derived from sales to a limited number of foreign and domestic customers. Any significant reduction or loss of business with one or several of these customers could have a material adverse effect on the Issuer’s business, financial condition and results of operations.

2.1.4	The Issuer depends on its patents and proprietary rights and cannot be certain of their confidentiality and protection

The Issuer’s success with its proprietary products depends, in large part, on its ability to protect its current and future technologies and products and to defend its intellectual property rights. If the Issuer fails to adequately protect its intellectual property, competitors may manufacture and market products similar to it. The Issuer has numerous patents covering its technologies. The Issuer has filed, and expects to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the U.S.A. The U.S. Patent and Trademark Office does not publish patent applications or make information about pending applications available to the public until it issues the patent. Since publication of discoveries in the scientific or patent literature tends to follow actual discovery by several months, the Issuer cannot be certain that it was the first to file patent applications on its discoveries. The Issuer cannot be sure that it will receive patents for any of its patent applications or that any existing or future patents that the Issuer receives or licenses will provide competitive advantages for its products. The Issuer also cannot be sure that competitors will not challenge, invalidate or void the application of any existing or future patents that the Issuer receives or licenses. In addition, patent rights may not prevent the Issuer’s competitors from developing, using or selling products that are similar or functionally equivalent to its products.

The Issuer also relies on trade secrets, unpatented proprietary know-how and continuing technological innovation. The Issuer uses confidentiality agreements with licensees, suppliers, employees and consultants to protect its trade secrets, unpatented proprietary know-how and continuing technological innovation. The Issuer cannot assure you that these parties will not breach their agreements with it. The Issuer also cannot be certain that it will have adequate remedies for any breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, the Issuer cannot be sure that its trade secrets and proprietary technology will not otherwise become known or that its competitors will not independently develop its trade secrets and proprietary technology. The Issuer also cannot be sure, if it does not receive patents for products arising from research, that it will be able to maintain the confidentiality of information relating to its products.

2.1.5	Third parties may claim that the Issuer infringes their proprietary rights and may prevent the Issuer from manufacturing and selling some of its products

The manufacture, use and sale of new products that are the subject of conflicting patent rights have been the subject of substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. The Issuer may have to defend against charges that it violated patents or proprietary rights of third parties. This is especially true for the sale of the brand equivalent version of products on which the patent covering the branded product is expiring, an area where infringement litigation is prevalent. The Issuer’s defense against charges that it infringed third party patents or proprietary rights could require the Issuer to incur substantial expense and to divert significant effort of its technical and management personnel. If the Issuer infringes on the rights of others, it could lose its right to develop or make some products or could be required to pay monetary damages or royalties to license proprietary rights from third parties.

Although the parties to patent and intellectual property disputes in the pharmaceutical industry have often settled their disputes through licensing or similar arrangements, the costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, the Issuer cannot be certain that the necessary licenses would be available to it on terms it believes to be acceptable. As a result, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Issuer from manufacturing and selling a number of the Issuer’s products.

The outcome of patent litigation is difficult to predict because of the uncertainties inherent in litigation. The Issuer’s results of operations, financial condition and cash flows could be adversely affected by a delay in obtaining FDA approval to market its products as a result of patent litigation, a delay in obtaining judicial decisions in such litigation, the expense of litigation whether or not the Issuer is ultimately successful, the diversion of the attention of management and technical personnel as a result of the litigation, or an adverse outcome in such litigation. Litigation could prevent the Issuer from selling affected products, result in substantial damages or result in the payment of a substantial settlement amount.

Moreover, the Issuer often encounters substantial delays in obtaining judicial decisions in connection with patent litigation. During this delay, additional competition may arise, the brand product may be offered as a licensed generic or an over-the-counter product, other brand products may be introduced and promoted to prescribers instead of or in addition to the brand product, additional exclusivities may be awarded to the brand product, additional patents that cover the brand product may issue or be listed in the Orange Book, the labeling of the brand product may change or other matters occur that could delay generic competition or lessen the Issuer’s economic opportunity for its product.

As the Issuer could invest a significant amount of time and expense in the development of its generic products only to be subject to significant additional delays and changes in the economic prospects for its products, the Issuer may consider seeking to commercialize its products prior to final resolution of the pending litigation. The risk involved in marketing products prior to final resolution of the litigation can be substantial because the remedies available to the owner of a patent for infringement could include, among other things, damages measured by the profits lost by the patent owner and not by the profits earned by the infringer. Because of the discount pricing typically involved with generic products, patented brand products generally realize a significantly higher profit margin than generic products. In the case of a willful infringer, the definition of which is unclear, these damages may even be trebled. This profit differential can act as a disincentive to the patent owner to settle patent litigation on terms that could allow the Issuer’s products to be marketed upon the settlement of such litigation. However, in order to realize the economic benefits of some of its products, the Issuer may decide to risk an amount, which exceeds the profit it anticipates making on its product, or even the selling price for such product.

2.1.6	The Issuer may not be able to use raw materials purchased or inventories of products made in advance of final approvals or satisfactory resolution of patent litigation

From time to time, the Issuer purchases raw materials and makes commercial quantities of its product candidates prior to the date that it receives FDA final marketing approval or satisfactory resolution of the patent infringement litigation, if any. Purchase of raw materials and production of pre-launch inventories involves the risks that such product(s) may not be approved for marketing by the FDA on a timely basis or ever, that the results of related litigation may not be satisfactory or that the Issuer may not be able to find alternative uses for such materials or inventory. If any of these risks were to occur or the launch of such products is significantly postponed, the Issuer may be required to reassess the net realizable value of the related raw materials or inventory and could, in such case, incur a charge, which may be significant, to write down the value of such materials or inventory.

2.1.7	The Issuer’s net revenues and profits will be negatively impacted if the Issuer is unable to replace or renew license fees, royalties and development service fees as the existing related agreements expire or are terminated

As part of the Issuer’s ongoing business strategy it enters into collaborative alliances and license arrangements, which permit it to reduce its development costs and often involve the receipt of an up-front payment, payment of fees upon completion of certain development milestones and also provide for royalties based upon sales of the products after successful development. The Issuer has received significant payments in the past from these arrangements and expects that payments from these arrangements will continue to be an important part of its business. The Issuer’s future net revenues and profits will depend and will fluctuate from period to period, in part, based upon:

•	the Issuer’s ability to continue to enter into collaborative alliances and license agreements, which provide for up-front payments, milestone payments and royalties;

•	the Issuer’s ability to replace or renew license fees, royalties and development service fees as the existing related agreements expire or are terminated; and

•	the Issuer’s ability to achieve the milestones specified in its license and development agreements.

2.1.8	If the Issuer is unsuccessful in its collaborations or licensing arrangements its operating results could suffer

The Issuer has made investments in certain collaborations and licensing arrangements and may use these and other methods to develop or commercialize products in the future. These arrangements typically involve other pharmaceutical companies as partners that may be competitors of the Issuer in certain markets. In many instances, the Issuer will not control these collaborations or the commercial exploitation of the licensed products, and cannot assure you that these ventures will be profitable.

2.1.9	The Issuer’s research and development expenditures will negatively impact its earnings in the short term

The Issuer spent approximately USD 108,300,000 during 2003 and USD 71,000,000 during the six months ended June 30, 2004 on its research and development efforts. These amounts represent a significant increase in the amounts the Issuer allocated to research and development in prior periods. The Issuer may in the future increase the amounts it expends for research and development. As a result, the Issuer’s research and development expenditures may have an adverse impact on its earnings in the short term. Further, the Issuer cannot be sure that its research and development expenditures will, in the long term, result in the discovery or development of products which prove to be commercially successful.

2.1.10	Disruption of production at the Issuer’s principal manufacturing facility could have a material adverse effect on its business, financial condition and results of operations

Although the Issuer has other facilities, a significant amount of its brand equivalent products are produced at its largest manufacturing facility in Puerto Rico. A significant disruption at that facility, even on a short-term basis, could impair the Issuer’s ability to produce and ship products on a timely basis, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

2.1.11	The Issuer’s acquisitions may reduce its earnings, be difficult for it to combine into its operations or require it to obtain additional financing

In the ordinary course of the business, the Issuer evaluates potential business acquisition opportunities, some of which may be material. The Issuer seeks acquisitions which will provide new product and market opportunities, benefit from and maximize the Company’s existing assets, and add critical mass. Acquisitions may expose the Issuer to additional risks and may have a material adverse effect on its results of operations. Any acquisitions the Issuer makes may:

•	fail to accomplish the Issuer’s strategic objectives;

•	not be successfully combined with the Issuer’s operations;

•	not perform as expected; and

•	expose the Issuer to cross border risks.

In addition, based on current acquisition prices in the pharmaceutical industry, the Issuer’s acquisitions could initially reduce its per share earnings and add significant amortization expense of intangible assets. The Issuer’s acquisition strategy may require it to obtain additional debt or equity financing, resulting in additional leverage, or increased debt obligations as compared to equity, and dilution of ownership. The Issuer may not be able to finance acquisitions on terms satisfactory to it.

2.1.12	The Issuer may be unable to manage its growth

Over the past five years, the Issuer’s businesses and product offerings have grown substantially. This growth and expansion has placed, and is expected to continue to place, a significant strain on the Issuer’s management, operational and financial resources. To manage the Issuer’s growth, it must continue to (i) expand its operational, customer support and financial control systems and (ii) hire, train and retain qualified personnel. The Issuer cannot assure you that it will be able to adequately manage its growth. If the Issuer is unable to manage its growth effectively, the Company’s business, results of operations and financial condition could be materially adversely affected.

2.1.13	A number of internal and external factors have caused and may continue to cause the market price of the Issuer’s stock to be volatile

The market prices for securities of companies engaged in pharmaceutical development, including the Issuer, have been volatile. Many factors, including many over which the Issuer has no control, may have a significant impact on the market price of the Issuer’s common stock, including without limitation:

•	the Issuer’s or its competitors’ announcement of technological innovations or new commercial products;

•	changes in governmental regulation;

•	the Issuer’s or its competitors’ receipt of regulatory approvals;

•	the Issuer’s or its competitors’ developments relating to patents or proprietary rights;

•	publicity regarding actual or potential medical results for products that the Issuer or its competitors have under development; and

•	period-to-period changes in financial results.

2.1.14	Sales of the Issuer’s products may be adversely affected by the continuing consolidation of the Issuer’s distribution network and the concentration of its customer base

A significant amount of the Issuer’s sales are made to a relatively few foreign and domestic drug wholesalers, retail drug chains, managed care purchasing organizations, mail order and hospitals. These customers represent an essential part of the distribution chain of pharmaceutical products. These customers have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing the Issuer’s business. Additionally, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions potentially enable those groups to attempt to extract price discounts on the Issuer’s products. The result of these developments may have a material adverse effect on the Issuer’s business, financial condition and results of operations.

2.1.15	Political and economic instability and foreign currency fluctuations may adversely affect the revenues generated by the Issuer’s foreign operations

The Issuer’s foreign operations may be affected by the following factors, among others:

•	political and/or economic instability in some countries in which the Issuer currently does business or may do business in the future through acquisitions or otherwise;

•	uncertainty as to the enforceability of, and government control over, commercial rights;

•	expropriation by foreign governmental entities;

•	limitations on the repatriation of investment income, capital and other assets;

•	currency exchange fluctuations and currency restrictions; and

•	other adverse regulatory or legislative developments.

The Issuer sells products in many countries that are susceptible to significant foreign currency risk. The Issuer sells many of these products for U.S. dollars, which eliminates its direct currency risk but increases its credit risk if the local currency devalues significantly and it becomes more difficult for customers to purchase the U.S. dollars required to pay to it. The Issuer sells a growing number of products, particularly in Latin America, for local currency, which results in a direct currency risk to the Issuer if the local currency devalues significantly. Additional foreign acquisitions may increase the Issuer’s foreign currency risk and the other risks identified above.

In June 2000, the Issuer acquired Laboratorios Elmor S.A., a pharmaceutical company based in Venezuela. In the third quarter of 2001, the Issuer acquired 99.9% of Laboratorio Chile S.A., a Chilean pharmaceutical company with operations in Chile, Argentina and Peru. In June 2004, the Issuer acquired Medco, a Peruvian pharmaceutical company. Venezuela was considered a hyperinflationary economic environment through June 30, 2001. Although Venezuela is no longer considered hyperinflationary, this economy continues to experience high inflation rates and devaluation of its currency. The continuing political and economic instability in Venezuela, particularly the labor strikes and other forms of political protest, may adversely impact the Issuer’s Venezuelan operations and its consolidated earnings. Approximately 18% of the Issuer’s net revenues for 2003 were attributable to its Latin American operations.

2.1.16	Increased indebtedness may impact the Issuer’s financial condition and results of operations

On June 30, 2004, the Issuer had approximately USD 1,100,000,000 of consolidated indebtedness. On May 16, 2004, the Issuer redeemed USD 249,000,000 of outstanding 5.5% notes at a total cost, including redemption premium, of USD 254,900,000 and wrote off approximately USD 2,600,000 of debt issuance cost. The Issuer may incur additional indebtedness in the future. Issuer’s level of indebtedness will have several important effects on the Issuer’s future operations, including, without limitation:

•	the Issuer will be required to use a portion of the Issuer’s cash flow from operations for the payment of any principal or interest due on the Issuer’s outstanding indebtedness;

•	the Issuer’s outstanding indebtedness and leverage will increase the impact of negative changes in general economic and industry conditions, as well as competitive pressures; and

•	the level of the Issuer’s outstanding debt may affect the Issuer ability to obtain additional financing for working capital, capital expenditures or the Company’s general corporate purposes.

General economic conditions, industry cycles and financial, business and other factors affecting the Issuer’s operations, many of which are beyond the Issuer control, may affect the Issuer’s future performance. As a result, these and other factors may affect the Issuer ability to make principal and interest payments on the Issuer’s indebtedness. The Issuer anticipates that approximately USD 103,200,000 of cash flow from operations will be required during the twelve months ending June 30, 2005 to discharge the Issuer’s obligations on the Issuer’s indebtedness outstanding as of June 30, 2004, excluding the 5.5% notes that were redeemed as of May 16, 2004. The Issuer’s business might not continue to generate cash flow at or above current levels. If the Issuer cannot generate sufficient cash flow from operations in the future to service the Issuer’s debt, the Issuer may, among other things:

•	seek additional financing in the debt or equity markets;

•	refinance or restructure all or a portion of its indebtedness;

•	sell selected assets;

•	reduce or delay planned capital expenditures; or

•	reduce or delay planned research and development expenditures.

These measures might not be sufficient to enable the Issuer to service its debt. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms.

2.1.17	The Issuer’s policies regarding returns, allowances and chargebacks, and marketing programs adopted by wholesalers, may reduce the Issuer’s revenues in future fiscal periods

Based on industry practice in the U.S.A., brand equivalent product manufacturers, including the Issuer, have liberal return policies and have been willing to give customers post-sale inventory allowances. Under these arrangements, from time to time, the Issuer gives the Issuer’s customers credits on its brand equivalent products that its customers hold in inventory after the Issuer has decreased the market prices of the same brand equivalent products. If new competitors enter the marketplace and significantly decrease the prices of any of their competing products, the Issuer would be likely to reduce the price of its products. As a result, the Issuer would provide significant credits to the Issuer’s customers who will then hold inventories of such products, which could reduce sales revenue and gross margin for the period the customer credit is provided. As with the Issuer’s competitors, the Issuer also gives customer credits for chargebacks to wholesale customers that have contracts with the Issuer for their sales to: hospitals, group purchasing organizations, pharmacies or other retail customers. A chargeback is the difference between the price the wholesale customer pays and the price that the wholesale customer’s end-customer pays for a product. Although the Issuer establishes reserves based on the Issuer’s prior experience and the Issuer’s best estimates of the impact that these policies may have in subsequent periods, the Issuer cannot ensure that its reserves are adequate or that actual product returns, allowances and chargebacks will not exceed the Issuer’s estimates.

2.1.18	Investigations of the calculation of average wholesale prices may adversely affect the Issuer’s business

Many government and third party payers, including Medicare, Medicaid, health maintenance organizations and managed care organizations, reimburse doctors and others for the purchase of certain prescription drugs based on a drug’s average wholesale price (AWP). In the past several years, state and federal government agencies have conducted ongoing investigations of manufacturers’ reporting practices with respect to AWP, in which they have suggested that reporting of inflated AWP’s have led to excessive payments for prescription drugs. A number of states and counties have sued the Issuer and certain of the Issuer’s subsidiaries, as well as numerous other pharmaceutical companies, alleging that certain products were sold at prices lower than the published AWP. Several of the suits also allege that the Issuer did not report to the states the Issuer’s best price for certain products under the Medicaid program. Each of these suits alleges, among other things, deceptive trade practices and fraud and seeks monetary and other relief, including civil penalties and treble damages. Although the Issuer believes that it has valid defenses against these claims, there can be no assurance as to the outcome of these matters, and a loss in any of these cases, or in similar cases which may be brought in the future, could materially affect future results of operations.

2.1.19	There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with GAAP; any changes in estimates, judgments and assumptions used could have a material adverse effect on the Issuer’s business, financial position and results of operations

The consolidated and condensed consolidated financial statements included in the periodic reports the Issuer files with the U.S. SEC are prepared in accordance with generally-accepted accounting principles (“GAAP”) in the U.S.A. The preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and related reserves, revenues, expenses and income. This includes, but is not limited to, estimates, judgments and assumptions used in the adoption of the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets (including goodwill and other intangible assets), liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on the Issuer’s financial position and results of operations.

2.1.20	The impact of new accounting principles could have a material adverse effect on the Issuer’s financial position or results of operations

The Issuer accounts for stock options granted to employees in its accounting books under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Under this standard, the compensation cost relating to the stock options granted to employees are not booked at the fair market value on the date of grant. On March 31, 2004 the Financial Accounting Standards Board issued an exposure draft of a proposed new accounting standard for stock options that would require the cost of stock options granted to employees to be expensed beginning July 1, 2005. This and other new accounting principles adopted in the future may have a material adverse effect on the Issuer’s financial position or results of operations.

2.1.21	Compliance with governmental regulation is critical to the Issuer’s business

The Issuer’s pharmaceutical and diagnostic operations are subject to extensive regulation by governmental authorities in the U.S.A. and other countries with respect to the testing, approval, manufacture, labeling, marketing and sale of pharmaceutical and diagnostic products. The Issuer’s inability or delay in receiving, or the loss of any regulatory approval could have a material adverse effect on the Issuer’s results of operations. The evolving and complex nature of regulatory requirements, the broad authority and discretion of the FDA and the extremely high level of regulatory oversight result in a continuing possibility that the Issuer may be adversely affected by regulatory actions despite its efforts to maintain compliance with regulatory requirements.

The FDA may cause a recall or withdraw product approvals if regulatory standards are not maintained. The FDA approval to manufacture a drug is site-specific. In the event an approved manufacturing facility for a particular drug becomes inoperable, obtaining the required FDA approval to manufacture such drug at a different manufacturing site could result in production delays, which could adversely affect the Issuer’s business and results of operations.

The Issuer cannot predict the extent to which it may be affected by legislative and regulatory developments. The Issuer is dependent on receiving FDA and other governmental or third party approvals to manufacture, market and ship its products. Consequently, there is always a risk that the Issuer will not obtain FDA or other necessary approvals, or that the rate, timing and cost of such approvals, will adversely affect its product introduction plans or results of operations. The Issuer carries inventories of certain products in anticipation of launch and if such products are not subsequently launched or are not launched when anticipated, the Issuer may be required to write-off the related inventory.

2.1.22	The concentration of ownership among the Issuer’s executive officers and Directors may permit those persons to influence the Company’s corporate matters and policies

Based on beneficial ownership information as of March 31, 2004 reported in the Issuer’s most recent proxy statement, the Issuer’s executive officers and Directors had or shared voting control over approximately 23.8% of the shares issued and outstanding as of September 1, 2004. As a result, these persons may have the ability to influence significantly the election of members of the Company’s board of directors and other corporate decisions.

2.1.23	Rising insurance costs could negatively impact profitability

The costs of insurance, including Director and officer, workers’ compensation, property, product liability and general liability insurance, have risen significantly in the past year and are expected to continue to increase in 2004. In response, the Issuer may increase deductibles and/or decrease certain coverages to mitigate these costs. These increases, and the Issuer’s increased risk due to increased deductibles and reduced coverages, could have a negative impact on the Issuer’s results of operations, financial condition and cash flows.

2.1.24	The Issuer has enacted a shareholder rights plan and Bylaws provisions that may have anti-takeover effects

The Issuer has implemented a shareholder rights plan under which it issued common stock purchase rights (the “Program”). As a result of the plan, each share of its common stock outstanding at the close of business on

December 29, 1997 carries with it one common stock purchase right. The right to purchase shares of common stock is also vested in shares of common stock issued after December 29, 1997, until a possible issuance of common stock shares under the Program or cancellation or expiration of the rights under the Program. The Offered Shares will also carry the right to purchase shares of common stock. Each common stock purchase right entitles the registered holder (see Chapter III, Section 6.2.1.1) to purchase from the Issuer 1.1719 of a share of its common stock at a price of USD 9.60 per 1.1719 of a share, subject to adjustment. The common stock purchase rights are intended to cause substantial dilution to a person or group who attempts to acquire the Company on terms that the Company’s Board of Directors has not approved. The existence of the common stock purchase rights could make it more difficult for a third party to acquire a majority of the Company’s common stock. Other provisions of the Company’s articles of incorporation and bylaws may also have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could have an adverse effect on the market price of the Issuer’s common stock. The Program is further described in Chapter IV, Section 5.5.

2.2	Risks related to the Issuer’s industry

2.2.1	Legislative proposals, reimbursement policies of third parties, cost containment measures and health care reform could affect the marketing, pricing and demand for the Issuer’s products

Various legislative proposals, including proposals relating to prescription drug benefits, could materially impact the pricing and sale of the Issuer’s products. Further, reimbursement policies of third parties may affect the marketing of the Issuer’s products. The Issuer’s ability to market its products will depend in part on reimbursement levels for the cost of the products and related treatment established by health care providers, including government authorities, private health insurers and other organizations, such as health maintenance organizations (“HMOs”) and managed care organizations (“MCOs”). Insurance companies, HMOs, MCOs, Medicaid and Medicare administrators and others are increasingly challenging the pricing of pharmaceutical products and reviewing their reimbursement practices. In addition, the following factors could significantly influence the purchase of pharmaceutical products, which could result in lower prices and a reduced demand for the Issuer’s products:

•	the trend toward managed health care in the U.S.A.;

•	the growth of organizations such as HMOs and MCOs;

•	legislative proposals to reform health care and government insurance programs; and

•	price controls and non-reimbursement of new and highly priced medicines for which the economic therapeutic rationales are not established.

These cost containment measures and health care reform proposals could affect Issuer’s ability to sell its products.

The reimbursement status of a newly approved pharmaceutical product may be uncertain. Reimbursement policies may not include some of the Issuer’s products. Even if reimbursement policies of third parties grant reimbursement status for a product, the Issuer cannot be sure that these reimbursement policies will remain in effect. Limits on reimbursement could reduce the demand for the Issuer’s products. The unavailability or inadequacy of third party reimbursement for the Issuer’s products could reduce or possibly eliminate demand for the Issuer’s products. The Issuer is unable to predict whether governmental authorities will enact additional legislation or regulation which will affect third party coverage and reimbursement that reduces demand for the Issuer’s products.

2.2.2	Marketed pharmaceutical products are subject to significant regulation in the U.S.A.

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. The Issuer’s practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of the Issuer’s business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on the Issuer’s business, financial condition and results of operations.

2.2.3	If branded pharmaceutical companies are successful in limiting the use of brand equivalent products through their legislative and regulatory efforts, the Issuer’s sales of brand equivalent products may suffer

Many branded pharmaceutical companies increasingly have used state and federal legislative and regulatory means to delay brand equivalent competition. These efforts have included:

•	pursuing new patents for existing products which may be granted just before the expiration of one patent which could extend patent protection for additional years or otherwise delay the launch of brand equivalents products;

•	using the Citizen Petition process to request amendments to FDA standards;

•	seeking changes to United States Pharmacopeia, an organization which publishes industry recognized compendia of drug standards;

•	attaching patent extension amendments to non-related federal legislation; and

•	engaging in state-by-state initiatives to enact legislation that restricts the substitution of some brand equivalent drugs, which may impact products that the Issuer is developing.

If branded pharmaceutical companies are successful in limiting the use of brand equivalent products through these or other means, the Issuer’s sales of brand equivalent products may decline. If the Company experiences a material decline in brand equivalent product sales, its results of operations, financial condition and cash flows will suffer.

2.3	Risk factors related to the Exchange Offer and the listing of the Shares in Poland

2.3.1	Delay in admitting or refusal to admit Shares to trading on WSE

The introduction of the Shares to trading on WSE requires:

•	a positive decision to be obtained from the PSEC to admit the Shares to public trading in Poland;

•	the requirements necessary to deposit the Shares to be fulfilled, and NDS to assign a securities code;

•	a positive decision to be obtained from the Management Board of the WSE to admit the Shares to listing on the WSE;

•	a positive decision to be obtained from the Management Board of the WSE to list the Shares on the WSE, as well as the listing market and the date of first quotation to be decided thereby.

The Issuer is not in a position to ensure that the Shares are listed on the WSE within the prescribed time period, although it intends to take all actions in order to ensure that the Shares are introduced to trading on WSE as soon as practicable.

2.3.2	Risk of aborting the Exchange Offer/unsuccessful Exchange Offers

The Exchange Offer will not be effected if the Issuer withdraws therefrom. In such event, the Offered Shares will not be allotted to Polfa Kutno shareholders.

The Issuer may withdraw from the Exchange Offer before the announcement of the Tender Offer. After the Tender Offer has been announced, it may only be withdrawn from if another entity announces a tender offer for Polfa Kutno shares while the Tender Offer is pending.

In addition, the Exchange Offer may be unsuccessful if the Issuer specifies in the Tender Offer the minimum threshold of Polfa Kutno shares covered by the subscriptions the obtainment of which preconditions the acquisition of Polfa Kutno’s shares by the Issuer, and such threshold is not obtained. In such event, following the lapse of the period of accepting subscriptions, as prescribed in the Tender Offer, the Issuer shall resolve on the acquisition of Polfa Kutno’s shares in the Tender Offer and the allotment of IVAX’s shares to those shareholders of Polfa Kutno that responded to the Tender Offer.

2.3.3	The Issuer’s Shares will be among the first shares of foreign companies listed on the WSE and the first shares to be listed in parallel on the WSE and Foreign Markets

IVAX Shares are to be among the first shares of foreign companies listed on the WSE. The trading and settlement of transactions will be based on cooperation between the NDS and the relevant foreign clearing institution. Given the progress, preparation and work both on the part of the clearing houses and the Issuer, the Issuer does not expect any difficulties or delays in the timely operation of such listing system. However, due to the innovative nature and complexity of this system, no assurance can be given that certain temporary disruptions may occur, especially during the initial phase of trading. Such disruptions may in certain situations affect the liquidity of the Shares, their delay in registration on securities accounts or the settlement of payments, cancellation of buy or sell orders, or even cause the temporary suspension of listing on the WSE.

2.3.4	As the result of the Exchange Offer, certain Polfa Kutno shareholders may receive Offered Shares that will be subject to transferability restrictions in the U.S.A. and to U.S. persons

Polfa Kutno Shareholders whose Polfa Kutno shares would either be deemed to be “restricted securities” or that will be affiliates of IVAX following the Exchange Offer, will be subject to restrictions on their ability to resell the Offered Shares following the Exchange Offer in the U.S.A. and in certain cases to U.S. persons. In particular, restricted securities may not be traded freely on the Amex unless such shares are registered under the U.S. Securities Act in connection with the transaction during which they are sold. In order to facilitate the resale in the U.S.A. of the Offered Shares that will be deemed to be restricted securities in the hands of former Polfa Kutno shareholders following the Exchange Offer, IVAX has undertaken to use commercially reasonable efforts to cause the resale of such restricted securities to be registered under the U.S. Securities Act. See Chapter III, Sections 1.2, 1.3 and 12.

2.3.5	Exclusion from trading or delisting of shares at the request of the Issuer

As a Company with its Shares admitted to public trading in Poland, the Issuer is subject to reporting obligations imposed by the Polish Securities Act. A failure to comply with these obligations may result in penalties being imposed by the PSEC, including fines or the withdrawal of the decision admitting the Issuer’s shares to public trading.

In addition, according to the Securities Act the Issuer may request to de-list its Shares. Such delisting requires the PSEC’s consent.

A decision to withdraw or de-list the Shares from public trading in Poland would generally result in the Shares’ reduced liquidity if they are listed on other markets, and may lead to a drop in their value. No assurance can be given that such situation will not occur with respect to the Shares. However, as the Shares are listed in parallel on Foreign Markets, the risk of a significant drop in their price due to a loss of liquidity in Poland is limited. Although the costs related to the sale of Shares on Foreign Markets may be significantly higher than the costs incurred during the sale of the Shares on the WSE.

2.3.6	Suspension of trading in the Shares and the exclusion of the Shares from trading on the WSE

Infringements of WSE regulations may cause a suspension of trading in the Shares on the WSE for between one to three months. During such suspension, the Shares will not be able to be traded on WSE, which may affect their value. Repeated infringements of WSE regulations may lead to the exclusion of the Shares from trading on the WSE. The Shares will also be excluded from stock-exchange trading on the WSE if they lose the status of public shares, or if their transferability is restricted. If excluded, the Shares would lose liquidity on the Polish market entirely or to some extent, which may cause a significant drop in their value. The Issuer is not in a position to ensure that such situation does not occur with respect to the Shares. However, as the Shares are listed in parallel on Foreign Markets, the risk of a significant drop in their value due to a loss of liquidity in Poland is limited. Although the costs related to the sale of Shares on Foreign Markets may be significantly higher than the costs incurred during the sale of the Shares on the WSE.

2.3.7	Risk related to a change of the status of the Shares on the Amex (exclusion, suspension etc.)

The rules of the Amex provides that the Board of Governors may, at its discretion, at any time, and without notice, suspend dealings in, or may remove any security from, listing or unlisted trading privileges. The Amex will consider the suspension of trading in, or removal from listing or unlisted trading of, any security when: (a) the financial condition and/or operating results of the issuer appear to be unsatisfactory; or (b) it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make further dealings on Amex inadvisable; or (c) the issuer has sold or otherwise disposed of its principal operating assets, or has ceased to be an operating company; or (d) the issuer has failed to comply with its listing agreements with Amex; or (e) any other event occurs or any condition exists which makes further dealings on Amex unwarranted.

The Amex has adopted certain standards under which it will normally give consideration to suspending dealings in, or removing a security from, listing or unlisted trading, e.g. the company’s stockholders’ equity is less than USD 2,000,000 and it has sustained losses from continuing operations and/or net losses in two of the past three fiscal years; the number of shares publicly held is less than 200,000; the total number of shareholders is less than 300; or the aggregate market value of shares publicly held is less than USD 1,000,000 for more than 90 consecutive days.

Taking into consideration the comparatively low standards for continued listing on the Amex, the risk of suspending dealings in Shares or removing the Shares from listing is very small.

2.3.8	Risks associated with IVAX’s status as a foreign entity

IVAX is a US corporation formed under the laws of the State of Florida. Consequently, the Issuer’s organization, structure, rules of operation and shareholder relations are governed by the laws of Florida, including the FBCA, and the federal laws of the U.S.A., including the U.S. Securities Exchange Act. In particular, the rights of participants in the Exchange Offer as shareholders in the Company will be governed by the relevant US regulations. In many aspects, FBCA regulations depart from the principles underlying the Commercial Companies Code. Consequently, the rights of IVAX shareholders and procedures applied for their execution are in many ways different from typical rights vested in shareholders of Polish companies and the relevant execution procedures. It should be further noted that corporate governance, the competencies of corporate authorities, as well as the decision making and controlling procedures in IVAX are significantly different than the corresponding rules, competencies and procedures relating to Polish companies. Therefore, prior to purchasing the Issuer’s Shares, investors are encouraged to review thoroughly the description of the rights vested in the Issuer’s shareholders set forth in Chapter III, Section 6.2 of the Prospectus.

Investors should further note that the Issuer prepares its financial statements according to US GAAP. These standards depart to some extent from the accounting standards applied by Polish public companies.

2.3.9	Risk related to the fact that the Issuer’s registered office is located outside EU

The U.S.A. is considered a third party in the light of EU regulations. Therefore, the activities of US entities such as the Issuer are governed by, and subject to, certain regulations and restrictions (e.g. with respect to customs duties) that do not apply to EU entities.

Additionally, a risk exists that in conducting its activities in EU member States, the Issuer will not be able to take advantage of certain statutory facilities available to entities registered in the EU, or even, to some extent, be subject to more restrictive or onerous regulations due to the location of its registered office.

2.3.10	Scope of reporting obligations

IVAX, as a foreign entity listed on Foreign Markets, is subject to reporting obligations arising out of the regulations applicable on these markets. Notwithstanding this, the reporting obligations imposed by the provisions of Polish law will also apply to IVAX. However, for the purposes of the Issuer, compliance with Polish reporting requirements with respect to current and periodic reports means the publication in the Republic of Poland of current and periodic reports disclosed by the Issuer on the markets on which its shares are publicly traded or listed. Investors should be aware that, in certain respects, IVAX’s scope of reporting obligations materially differs from the scope of reporting obligations imposed on Polish issuers. Investors should take this information into consideration when making investment decisions regarding IVAX shares. A description of the scope of reporting obligations that IVAX will need to adhere to in Poland as of the date of publication of this Prospectus is presented in Chapter III, Section 6.5 of the Prospectus.

2.3.11	Risks relating to the enforceability abroad of court awards issued against IVAX in Poland

The Issuer is a corporation duly established and operating under the laws of the State of Florida, U.S.A. The majority of the Issuer’s assets is located outside Poland, and most of the Issuer’s management is located in the U.S.A. In this situation, Polish investors may find it onerous to deliver process and other documents to the Issuer or the Issuer’s officers, in the event of any court proceedings conducted against the Issuer. Polish investors may face difficulties attempting to enforce awards by Polish courts against the Issuer or the Issuer’s officers.

Generally, the enforcement of Polish court awards abroad is subject to local regulations concerning the enforceability of foreign court awards, and to international treaties. As of today, Poland and the U.S.A. have not executed any treaty regarding the enforcement of court awards in business cases. However, such a treaty may be executed in the future. Polish law permits the recognition and enforcement of foreign court awards on the basis of reciprocity, which will be important in enforcing Polish awards in those jurisdictions that have similarly adopted the reciprocity principle.

In the absence of international treaties regarding the admissibility and enforcement of foreign court awards, the admissibility and enforceability of Polish court awards in another country is subject to the laws of such other country. Therefore, this issue will need to be analyzed on each occasion a court award is issued in Poland against the Issuer, the Issuer’s officers, or its employees.

2.3.12	Risks related to changes in the regulatory environment

The Polish legal system undergoes numerous and often rapid changes that may affect both the Issuer and investors who decide to acquire the Shares. Changes implemented recently in order to harmonize Polish laws with EU regulations have been significant and may potentially give raise to certain risks relating to the interpretation, absence of established court practice, unfavorable construction by governmental authorities, etc.

2.3.13	Risks relating to the application of EU regulations

As a result of accession to the European Union, Poland has adopted, and its obliged to implement, all legal acts of the European Union, and the acquis communautaire (the body of common rights and obligations which bind all the Member States together within the European Union, including the court awards of the European Court of Justice). These regulations will be implemented into the Polish legal system and, in the event of any discrepancies, will prevail over Polish internal regulations.

This means that as of the date of Poland’s accession to the European Union, the legal regulations incorporated in the Community acquis may be referred to and applied directly, including in any court and administrative (and tax) proceedings. A risk exists that the implementation of the rights vested under EU regulations may be problematic, as Polish courts and administrative bodies are not fully adjusted to the new regulations, and Polish judges and officials are not familiar with the respective regulations. As an additional obstacle, as of the date of accession a number of Directives came into effect that have not yet been implemented by Polish legislators. With respect to such regulations, Polish administrative bodies and courts are likely to refuse to acknowledge the binding power of such regulations and refuse to implement them.

2.3.14	Risk of changes in tax laws

The Polish tax system is unstable. Tax regulations change frequently, often to the detriment of taxpayers. Such changes may not only lead to increased tax rates, but also involve new detailed instruments, expand the scope of taxation, or introduce new tax charges. Changes in tax law may additionally be driven by the need to implement EU regulations, resulting from the implementation of new, or amendments to the old, tax regulations.

2.3.15	Risk relating to the application of tax regulations

In practice, Polish tax authorities not only base their assessments directly on tax regulations, but also on interpretations offered by the bodies of higher instance and the courts. These interpretations may vary, be replaced or even be contradictory; to some extent, this also applies to court awards. Consequently, there is no assurance as to the manner in which legal regulations are applied by the tax authorities, nor any possibility of relying on existing interpretations that may depart from various, often complex, situations occurring in day-to-day business activities. An exemplary situation where various (even contradictory) interpretations issued by the relevant tax authorities may potentially arise is the taxation of a stock dividend in connection with a stock split, because Polish tax law is not familiar with such transaction (this issue is further discussed in Chapter III, Section 7.1).

This risk is further elevated by the ambiguity of numerous Polish tax regulations. On the one hand, this gives rise to doubts as to the proper application of the tax regulations, and other the other hand shifts the focus of tax compliance to the sphere of the aforementioned interpretations.

As to the tax regulations that are based on EU law and should be fully harmonized, it should be noted that their application is problematic as the knowledge of EU regulations in this respect is insufficient, even more so as these regulations are new to the Polish tax system. This may result in an official implementation of interpretations of Polish laws that will be contrary to various European Union regulations.

2.3.16	Risk relating to impact of foreign exchange rate fluctuations on the quotation of shares on the WSE

Investors should bear in mind that the Issuer’s core market (the market with the greatest liquidity) is the Amex. The Shares are quoted on the Amex in USD. On the WSE, the Shares will be quoted in PLN.

Assuming that the arbitrage mechanism works efficiently, parallel listing on numerous bourses should cause mutual impacts between the foreign exchange rates and the quotations on the markets with weaker liquidity. With PLN reinforcing its position against the USD the arbitrage mechanism may cause a drop in the value of the Shares on the WSE because their liquidity will be assumed to be weaker on the WSE than on the Amex. A deterioration of PLN against the USD may cause the opposite effect.

2.3.17	Stock market fluctuations and limited investment liquidity of the Shares

Investors acquiring the Shares should understand that the risks relating to direct investments in securities on the capital market are significantly higher than those involved in investments in treasury notes or, as a rule, investment fund certificates. This is a result of the unpredictability of fluctuations in the stock markets, both long- and short-term. With respect to the Polish market, this risk is higher than on the developed markets due to its shorter history, higher price fluctuations and relatively low liquidity.

The WSE has experienced material fluctuations in share prices and trading volumes in short periods of time. Investors willing to purchase or sell a major block of shares should consider the risk related to a temporary shortage of free float and volatility in share prices.

Trading in securities in Poland is characterized by significantly lower liquidity than on the developed markets. This means that investors may have narrower possibilities of divest the Shares on the WSE, as compared to other stock exchanges, especially with respect to significant blocks of Shares. For the same reason, the price offered on the WSE as a result of the offer, and demand for the Shares based on buy and sell orders placed on the WSE, may be subject to considerable fluctuations; much higher than would exist on a market with higher trading volumes.

While investing in the Shares investors should remember the risk that lower liquidity of the Shares on the WSE may make it difficult to sell the Shares profitably in the future.

The primary market of Issuer’s securities is the Amex. It is therefore possible that only a minor part of the outstanding Shares on all markets will be traded on the WSE and, consequently, the price on the WSE will reflect the price fluctuations on the Amex. Trading on the WSE is unlikely to affect the quotation of the Shares on the Amex.

At the same time, the Issuer would like to point out that the Shares are, and the Issuer presently intends for them to remain, quoted in parallel on the Foreign Markets, which significantly reduces the risk of reduced liquidity on the WSE. However, the costs related to the sale of Shares on the Amex or the LSE may be significantly higher than the costs incurred during the sale of the Shares on the WSE (transfer costs).

2.3.18	Certain regulations of the Polish Securities Act regarding acquisition of significant stakes of shares and the rights of minority shareholders shall not apply to trading in Issuer’s shares

In connection with certain regulations of the Polish law, and in particular the regulations on public trading in securities and international private law, controversies may arise as to the possible application of Polish legal regulations, and the scope of such application, if any, especially in respect of the exercise of rights and the performance of obligations of the shareholders of IVAX as a public company within the meaning of Polish law. The fact that the Securities Act contains regulations of an administrative as well as a corporate nature, results in a situation in which only some of these provisions may apply to IVAX shareholders, and, at the same time, makes it necessary to assess on each occasion the possible consequences of the respective regulations on the Issuer and its shareholders.

The Issuer also makes note of the regulation under Article 156 of the Securities Act, which provides for sanctions to be imposed upon any breach of the provisions of Chapter IX of the Securities Act (significant blocks of shares). The Issuer believes that the provision concerning the ineffective exercise of voting rights attached to a part or all of the Shares held, will be subject to review under the provisions of American corporate law, as being applicable to the assessment of the corporate relationships of the Issuer. Therefore, the Issuer holds the view that, owing to the nature of the above sanction, it will not be possible to apply the sanction in relation to the exercise of the rights attached to the Shares in the U.S.A.

2.3.19	Risks related to the share exchange timetable

Polfa Kutno shareholders should be aware that the period from the Day of Exchange Ratio Determination to settlement of Exchange Offer may last six Business Days. Considering abovementioned circumstance and that the Exchange Ratio is based on a ten-day average price, due to market fluctuations in the Issuer’s shares on the Amex, starting from the first day of the aforementioned ten-day period and ending on the day of the settlement of the Exchange Offer, or due to the USD/PLN exchange rate during the aforementioned six-day period, the value of the Offered Shares received by Polfa Kutno’s shareholders (as at the day of the settlement of the Tender Offer) may be different (lower) than PLN 340, as calculated in this Prospectus on the basis of the Share Exchange Ratio.

2.3.20	Risks relating to non-introduction of other issues of Issuer’s shares to public trading in Poland

Pursuant to this Prospectus, 546,875,000 Shares will be introduced to public trading in Poland. Pursuant to the Polish Securities Act (Article 84), foreign issuers are not required to introduce all issues of their shares to public trading in Poland. If IVAX issues in the future a number of shares greater than the aforementioned number of shares introduced to public trading pursuant to this Prospectus. and such issue is not introduced to public trading in Poland, a risk may arise that the PSEC or the WSE may conclude that the shares not admitted to public trading in Poland are actually publicly traded in Poland. In such event, a risk may arise of IVAX shares being excluded from public trading in Poland or from trading on the WSE. The Issuer believes that this risk is limited, as a relatively large number of the Shares for Future Issues is being introduced to public trading pursuant to this Prospectus. Moreover, new regulations are expected to take effect as of July 1, 2005, significantly simplifying and unifying the rules governing the admittance of shares to public trading in Poland (WSE) and the UK (LSE).

2.3.21	Risk relating to potentially uneven access to information

Investors should bear in mind that there is a significant time difference between New York and Warsaw. For this reason, Polish investors will receive information published by the Issuer (e.g. press releases and U.S. SEC filings, i.e. current and periodic reports) at different hours than the investors in the U.S.A. Consequently, Polish investors may have limited ability to react promptly to information affecting the quotation of the Shares. For more detailed information regarding the manner and the scope of the Issuer’s disclosure of information, see Chapter III, Section 6.5.

3	Financial highlights

The following table sets forth selected financial data as of and for the years ended December 31, 2003, December 31, 2002 and December 31, 2001, that has been derived from, the Issuer’s audited consolidated financial statements of the Issuer’s capital group. The information set forth below should be analyzed in conjunction with the document called “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this Prospectus.

The Issuer also provides unaudited consolidated data for the second quarter and for the first half of 2004.

The Issuer does not provide unconsolidated information as US companies do not prepare unconsolidated financial statements.

The following table summarizes data for the first half of 2004 and the years 2003, 2002 and 2001, expressed in USD. Additionally, Section 13 of Chapter I of the Prospectus contains tables summarizing key financial indicators converted into PLN and EUR at the NBP exchange rates.

No.	Figures from Forms	10-Q2 2004	10-K 2003	10-K 2002	10-K 2001
	USD thousand	6M 2004	2003	2002	2001
1	Net revenues	$889,153	$1,420,339	$1,197,244	$1,215,377
2	Operating income	$133,442	$172,578	$149,727	$267,889
3	Income before tax and minority interest	$110,948	$144,418	$169,499	$296,984
4	Net income	$90,439	$121,251	$122,756	$243,263
5	Total assets	$2,643,652	$2,372,934	$2,047,759	$2,105,449
6	Total liabilities	$1,547,517	$1,410,623	$1,362,896	$1,387,095
7	Long-term liabilities	$1,047,567	$924,074	$928,833	$985,734
8	Short-term liabilities	$499,950	$486,549	$434,063	$401,361
9	Equity (net assets)	$1,096,135	$962,311	$684,863	$718,354
10	Share capital	$25,008	$24,589	$24,296	$24,565
11	Weighed average no. of shares (diluted)	253,225	248,625	246,722	255,978
12	Earnings per share of common stock (diluted)	$0.36	$0.49	$0.50	$0.95
13	Dividend per share declared/paid	—	—	—	—

	6M 2004	2003 (1)	2002	2001 (4)
OPERATING DATA	(in K USD, except data per share)
Net revenues	889,153	1,420,339	1,197,244	1,215,377
Cost of sales	465,193	781,383	663,708	583,588
Gross profit	423,960	638,956	533,536	631,789
Selling	127,867	212,192	168,952	143,629
General and administrative	80,105	122,414	118,416	110,477
Research and development	71,012	108,347	76,041	88,015
Amortization of intangible assets	10,937	19,719	16,158	19,412
Restructuring costs (reversal of accrual)	597	3,706	4,242	2,367
Operating income	133,442	172,578	149,727	267,889
Interest income	2,285	3,710	8,090	21,249
Interest expense	(31,130)	(43,608)	(48,639)	(41,791)
Other income	6,351	11,738	60,321	49,637
Income taxes	20,452	45,559	51,742	54,065
Minority interest	(57)	188	838	344
Income from continuing operations	90,439	99,047	118,595	243,263
Income from discontinued operations (2)	—	22,204	—	—
Cumulative effect of accounting change (3)	—	—	4,161	—
Net income	90,439	121,251	122,756	243,263
Basic earnings per common share:	—
Continuing operations	0.37	0.41	0.49	0.98
Discontinued operations (2)	—	0.09	—	—
Cumulative effect of accounting change (3)	—	—	0.02	—
Net earnings	0.37	0.50	0.51	0.98
Diluted earnings per common share:
Continuing operations	0.36	0.40	0.48	0.95
Discontinued operations (2)	—	0.09	—	—
Cumulative effect of accounting change (3)	—	—	0.02	—
Net earnings	0.36	0.49	0.50	0.95
Weighted average number of common shares outstanding:
Basic	247,089	244,532	243,796	248,874
Diluted	253,225	248,625	246,722	255,798
Cash dividends per common share	—	—	—	—
BALANCE SHEET DATA
Working capital	714,307	509,167	447,154	597,578
Total assets	2,643,652	2,372,934	2,047,759	2,105,449
Total long-term debt, net of current portion	982,051	855,335	872,339	913,486
Shareholders’ equity	1,096,135	962,311	684,863	718,354

(1)	Includes the post-acquisition results of companies acquired, primarily API Industries, Inc. on January 24, 2003, and a branded respiratory business in Europe on October 1, 2003.
(2)	The discontinued operations in 2003 relate to a number of agreements for certain patent and product rights and settlement of litigation related to a contingent sale price dispute from IVAX’s 1997 sale of McGaw, Inc. to B. Braun Melsungen AG.
(3)	The cumulative effect of a change in accounting principles relates to the adoption of the Statement of Financial Accounting Standards No. 142 in 2002.

(4)	Includes the post-acquisition results of companies acquired, primarily Laboratorio Chile S.A. on July 5, 2001, IVAX Scandinavia AB on March 13, 2001, and IVAX Pharmaceuticals Mexico, S.A. de C.V. on February 9, 2001, all of which were accounted for under the purchase method of accounting.

4	Ratios reflecting business performance and the ability to discharge obligations of IVAX and IVAX group

Ratios reflecting the operating results achieved by the Issuer were calculated on the basis of figures given in the financial statements audited by an independent registered public accounting firm (for the years 2003, 2002 and 2001), and the unaudited financial statements for the first half of 2004. The ratios were calculated as at the end of each respective period applicable to a particular item in the financial statements:

Period		6M 2004	2003	2002	2001
1.	Return on equity	8.25%	12.60%	17.92%	33.86%
2.	Return on assets	3.42%	5.11%	5.99%	11.55%
3.	Return on sales	10.17%	8.54%	10.25%	20.02%
4.	Dividend yield	0.0%	0.0%	0.0%	0.0%
5.	Debt ratio	1.41	1.47	1.99	1.93

Additional financial ratios illustrating IVAX’s liquidity and operations:

Method of calculation:

Gross sales margin = (net revenues - cost of sales) / net revenues)

Operating profitability = operating income / net revenues

Pre-tax profitability = income before tax and minority interest / net revenues

Return on sales = net income / net revenues

Return on assets = net income / total assets

Return on equity = net income / equity

Liquidity analysis:

Current ratio = current assets / short-term liabilities

Quick ratio = (current assets - stock) / short-term liabilities

Increased liquidity ratio = (current assets - stock - receivables) / short-term liabilities

Debt analysis:

Debt ratio = liabilities / assets

Debt to equity ratio = liabilities / equity

The D/E ratio illustrates the participation of external capital and company’s equity.

Period	6M 2004	2003	2002	2001
Gross sales margin	44.97%	43.23%	41.39%	48.99%
Operating profitability	15.01%	12.15%	12.51%	22.04%
Pre-tax profitability	12.48%	10.17%	14.16%	24.44%
Net sales profitability	10.17%	8.54%	10.25%	20.02%
ROA	3.42%	5.11%	5.99%	11.55%
ROE	8.25%	12.6%	17.92%	33.86%
Current ratio	2.429	2.046	2.030	2.489
Quick ratio	1.507	1.196	1.317	1.857
Increased liquidity ratio	0.705	0.653	0.799	1.240
Debt ratio	0.585	0.594	0.666	0.659
Debt to equity ratio	1.412	1.466	1.990	1.931

5	Ratings of the Issuer or of the Issuer’s Securities

The Issuer is not aware of any official rating issued with respect to the Issuer or its securities.

6	Purpose of the Offering

The Issuer issues the Offered Shares in order to exchange them for shares in Polfa Kutno. The Exchange Offer is made for all the outstanding shares in the share capital of Polfa Kutno not already held by the Issuer’s group. The Offered Shares will be allotted to shareholders of Polfa Kutno in exchange for their shares in Polfa Kutno at the Exchange Ratio set out in the Exchange Offer and this Prospectus. The shares in Polfa Kutno acquired by the Issuer will be held by the Issuer as a strategic investment.

The purpose of the issue will be attained through the completion of the Exchange Offer.

7	Purpose and use of proceeds from previous share issues

The Company has not issued any shares for cash contributions during the last five years, other than in connection with exercises of stock options under the Company’s option plans and purchases by employees under the employee stock purchase plan as discussed in Exhibit 1 to this Prospectus.

The proceeds from the previous issues of debt securities, other than short-term notes, during the last 5 years have been utilized in compliance with the goals stated in the prospectus or other documents related to the securities issued.

Convertible notes issued by the Issuer during last five years

Name of notes	Date of issue	Volume of issue in ’000 USD	Interest rate	Maturity	Redemption of notes	Use of funds from the issue
5.5% Convertible Senior Subordinated Notes	08.05.2000	250,000	5.5% p.a.	15.05.2007	Redeemed in full in May 2004

Financing of its acquisition of technology, products or enterprises, research and development works, testing and launch of the Issuer’s pharmaceutical products.

Possibility of using funds from the issue also for Company’s general aims.

4.5% Convertible Senior Subordinated Notes	04.05.2001	725,000	4.5% p.a.	15.05.2008	Issuer may redeem the notes at its discretion after 29.05.2004	Financing of the acquisition of enterprises and products, financing of research, development projects, testing and launch of the Issuer’s pharmaceutical products.

1.5% Convertible Senior Notes	03.03.2004	400,000	1.5% p.a.	01.03.2024	Issuer may redeem the notes at its discretion starting 01.03.2011

Redemption of outstanding senior subordinated 5.5% notes

General aims of the Company, including possibly the acquisition of products, technology or companies or investment in products, technology or companies, financing of capital expenditures and revolving capital.

The aims of each issue were achieved in full.

8	Change of purpose

Taking into account the nature of the Offer, which provides for the issuance of the Offered Shares in order to exchange them for shares in Polfa Kutno, the purpose of the Offer may not be changed.

9	Factors affecting the issue price; pricing mechanism

The issue price of the Offered Shares will be the product of arithmetical average of the closing price of IVAX Common Stock reported on the Amex composite tape for the 10 consecutive trading days on the Amex (Quotation Average) and current median PLN/USD exchange rate announced by the NBP on the Day of Exchange Ratio Determination. The Issue Price of each Offered Share shall be rounded to PLN 0.01. The last Amex trading day used to calculate the Quotation Average shall be the Day of Exchange Ratio Determination. In the event the Day of Exchange Ratio Determination is not a trading day on the Amex, the day ending the abovementioned 10-day period shall be the last trading day on the Amex directly preceding the Day of Exchange Ratio Determination. The Quotation Average shall be rounded to USD 0.0001.

10	Dilution per share

The following summary of the degree of dilution of net book value per share for the new buyers, established by comparing the value of cash contribution by the buyers of the new shares and the cash contribution made in previous issues, has been prepared on the basis of information provided by the Issuer (data as at June 30, 2004).

Issue price of 1 share	19.19 USD
NBV per 1 share prior to the issue	4.38 USD
Increase in NBV per 1 share as a result of the issue	0.52 USD
NBV per 1 share after the issue (pro forma)	4.90 USD
Decrease of NBV per 1 share acquired	-14.29 USD

	Shares acquired		Total cash contributed		Average price paid for 1 share in USD
	Volume	Percent	Value USD	Percent
Existing shareholders	250,076,536	96.52%	1,096,135,000	86.37%	4.38
New buyers	9,014,105	3.48%	172,998,710	13.63%	19.19

Total	259,090,641	100.00%	1,269,133,710	100.00%	4.90

11	Current book value and liabilities of the Issuer

As at June 30, 2004, the book value of equity, calculated as total assets less long-term and short term liabilities amounted to USD 1,096,135,000.

As at June 30, 2004, the current book value, calculated as the total assets less the book value of intangible assets, the book value of goodwill, and the total long-term and short-term liabilities, amounted to USD 306,170,000.

As at June 30, 2004, the consolidated debt of the Issuer, including its long-term and short-term liabilities, amounted to approximately USD 1,535,000,000.

12	Exchange rates

The Issuer is a foreign entity. Any financial data included in the Prospectus, unless otherwise noted, is in USD, which is the official currency of the Issuer’s state of incorporation. Historically, the exchange rates of USD against PLN and the EUR were as presented in the chart below.

NBP does not publish the EUR to USD exchange rates. These rates have been established on the basis of cross-currency exchange rates, that is the USD rate expressed in EUR has been calculated on the basis of NBP USD and EUR exchange rates to PLN, using PLN as the vehicle currency.

	Average in the period*	Minimum in the period	Maximum in the period	On the last day of the period**
June 30, 2004	USD = 3.87290 PLN USD = 0.81860 EUR	USD = 3.74700 PLN USD = 0.80650 EUR	USD = 4.02540 PLN USD = 0.83650 EUR	USD = 3.74700 PLN USD = 0.82490 EUR
2003	USD = 3.89795 PLN USD = 0.87650 EUR	USD = 3.71090 PLN USD = 0.79300 EUR	USD = 4.05120 PLN USD = 0.92990 EUR	USD = 3.74050 PLN USD = 0.79300 EUR
2002	USD = 4.07427 PLN USD = 1.05290 EUR	USD = 3.83880 PLN USD = 0.95490 EUR	USD = 4.20460 PLN USD = 1.15890 EUR	USD = 3.83880 PLN USD = 0.95490 EUR
2001	USD = 4.09295 PLN USD = 1.12110 EUR	USD = 3.97610 PLN USD = 1.07530 EUR	USD = 4.23840 PLN USD = 1.18020 EUR	USD = 3.98630 PLN USD = 1.13190 EUR

*	The average of exchange rates prevailing on the last day of each month during the period.
**	Exchange rates prevailing on the last day of each month.

Source: NBP, Annual and monthly average exchange rates, month closing rates

13	Financial highlights in PLN

The conversion was based on the following principles: (i) balance sheet items were converted at the median exchange rate prevailing on the balance sheet date, as announced by the NBP; (ii) P&L items were converted to PLN and EUR at the average of the exchange rates for the first and the last day of each month in the accounting year, announced for each currency by the NBP or, in justified cases, at the arithmetical mean of the median exchange rates prevailing on the last day of the relevant period and the last day of the preceding period.

13.1	Summary of balance sheet data

The Issuer’s balance sheet items presented in this list come from audited financial statements for the years 2003, 2002 and 2001 and from unaudited financial statements for the first half of 2004.

Balance sheet items, presented as in financial statements, expressed in thousands of USD.

Information provided in financial statements	10-Q 6M 2004	10-K 2003	10-K 2002	10-K 2001
USD ’000	June 30, 2004	December 31, 2003	December 31, 2002	December 31, 2001
ASSETS
Current assets:
Cash and cash equivalents	$191,043	$146,870	$155,408	$178,264
Marketable securities short-term	4,334	10,470	28,873	154,842
Accounts receivable net of allowance for doubtful accounts of $18,701 in 6M 2004, $17,675 in 2003, $21,719 in 2002, and $21,670 in 2001	400,777	264,317	224,768	247,670
Inventories	460,863	413,872	309,655	253,471
Other current assets	157,240	160,187	162,513	164,692
Total current assets	1,214,257	995,716	881,217	998,939
Property plant and equipment, net	526,948	502,942	420,246	356,304
Goodwill, net	485,298	489,665	407,403	502,077
Intangible assets, net	304,667	314,361	283,298	187,479
Other assets	112,482	70,250	55,595	60,650
Total assets	$2,643,652	$2,372,934	$2,047,759	$2,105,449

	June 30, 2004	December 31, 2003	December 31, 2002	December 31, 2001
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$146,092	$139,990	$111,590	$97,465
Current portion of long-term debt	52,329	58,607	28,617	52,199
Loans payable	18,730	17,804	14,935	13,249
Accrued income taxes payable	26,797	27,990	50,555	41,861
Accrued expenses and other current liabilities	256,002	242,158	228,366	196,587
Total current liabilities	499,950	486,549	434,063	401,361
Long-term debt, net of current portion	982,051	855,335	872,339	913,486
Other long-term liabilities	52,928	56,208	46,115	57,536
Minority interest	12,588	12,531	10,379	14,712
Shareholders’ equity:
Common stock $0.10 par value authorized 546,875 shares issued and outstanding 250,076 shares in 2004, 245,885 shares in 2003, 242,965 shares in 2002, and 245,654 shares in 2001	25,008	24,589	24,296	24,565
Capital in excess of par value	408,471	336,313	306,508	323,182
Put options	—	—	—	34,650
Retained earnings	780,915	690,476	569,225	446,469
Accumulated other comprehensive loss	(118,259)	(89,067)	(215,166)	(110,512)
Total shareholders’ equity	1,096,135	962,311	684,863	718,354
Total liabilities and shareholders’ equity	$2,643,652	$2,372,934	$2,047,759	$2,105,449

Balance sheet items, in thousands of zloty, and the exchange rate employed.

PLN ’000	June 30, 2004		December 31, 2003		December 31, 2002		December 31, 2001
ASSETS
Current assets:
Cash and cash equivalents	PLN	715,838	PLN	549,367	PLN	596,580	PLN	710,614
Marketable securities short-term		16,239		39,163		110,838		617,247
Accounts receivable net of allowance for doubtful accounts of PLN 70,073 in 6M 2004, PLN 66,113 in 2003, PLN 83,375 in 2002, and PLN 86,383 in 2001		1,501,711		988,678		862,839		987,287
Inventories		1,726,854		1,548,088		1,188,704		1,010,411
Other current assets		589,178		599,179		623,855		656,512
Total current assets		4,549,820		3,724,475		3,382,816		3,982,071
Property plant and equipment, net		1,974,474		1,881,255		1,613,240		1,420,335
Goodwill, net		1,818,412		1,831,592		1,563,939		2,001,430
Intangible assets, net		1,141,587		1,175,867		1,087,524		747,348
Other assets		421,470		262,770		213,418		241,769
Total assets	PLN	9,905,763	PLN	8,875,959	PLN	7,860,937	PLN	8,392,953

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	PLN	547,407	PLN	523,633	PLN	428,372	PLN	388,525
Current portion of long-term debt		196,077		219,219		109,855		208,081
Loans payable		70,181		66,596		57,332		52,814
Accrued income taxes payable		100,408		104,697		194,071		166,871
Accrued expenses and other current liabilities		959,239		905,792		876,651		783,655
Total current liabilities		1,873,312		1,819,937		1,666,281		1,599,945
Long-term debt, net of current portion		3,679,745		3,199,381		3,348,735		3,641,429
Other long-term liabilities		198,321		210,246		177,026		229,356
Minority interest		47,166		46,871		39,843		58,649
Shareholders’ equity:
Common stock $0.10 par value authorized 546,875 shares issued and outstanding 250,076 shares in 2004, 245,885 shares in 2003, 242,965 shares in 2002, and 245,654 shares in 2001		93,705		91,975		93,267		97,923
Capital in excess of par value		1,530,541		1,257,979		1,176,623		1,288,300
Put options		—		—		—		138,125
Retained earnings		2,926,089		2,582,725		2,185,141		1,779,759
Accumulated other comprehensive loss		(443,116)		(333,155)		(825,979)		(440,534)
Total shareholders’ equity		4,107,219		3,599,524		2,629,052		2,863,573
Total liabilities and shareholders’ equity	PLN	9,905,763	PLN	8,875,959	PLN	7,860,937	PLN	8,392,953
USD/PLN Exchange rate		3.7470		3.7405		3.8388		3.9863

Balance sheet items, in thousands of EUR, the currency of the European Economic and Monetary Union, and exchange rate employed.

EUR ’000	June 30, 2004	December 31, 2003	December 31, 2002	December 31, 2001
ASSETS
Current assets:
Cash and cash equivalents	€157,597	€116,453	€148,384	€201,759
Marketable securities short-term	3,575	8,302	27,568	175,250
Accounts receivable net of allowance for doubtful accounts of EUR 15,427 in 6M 2004, EUR 14,016 in 2003, EUR 20,739 in 2002, and EUR 24,527 in 2001	330,601	209,577	214,608	280,313
Inventories	380,166	328,159	295,659	286,878
Other current assets	129,707	127,012	155,167	186,398
Total current assets	1,001,640	789,503	841,386	1,130,598
Property plant and equipment, net	434,679	398,783	401,251	403,265
Goodwill, net	400,322	388,255	388,988	568,251
Intangible assets, net	251,320	249,257	270,493	212,189
Other assets	92,786	55,701	53,082	68,644
Total assets	€2,180,747	€1,881,499	€1,955,200	€2,382,947

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	€120,511	€110,998	€106,546	€110,311
Current portion of long-term debt	43,166	46,469	27,324	59,079
Loans payable	15,450	14,117	14,260	14,995
Accrued income taxes payable	22,105	22,193	48,270	47,378
Accrued expenses and other current liabilities	211,176	192,007	218,044	222,497
Total current liabilities	412,408	385,784	414,444	454,260
Long-term debt, net of current portion	810,094	678,195	832,909	1,033,883
Other long-term liabilities	43,660	44,567	44,031	65,119
Minority interest	10,383	9,936	9,908	16,651
Shareholders’ equity:
Common stock $0.10 par value authorized 546,875 shares issued and outstanding 250,076 shares in 2004, 245,885 shares in 2003, 242,965 shares in 2002, and 245,654 shares in 2001	20,629	19,497	23,198	27,803
Capital in excess of par value	336,948	266,663	292,654	365,777
Put options	—	—	—	39,217
Retained earnings	644,177	547,478	543,496	505,314
Accumulated other comprehensive loss	(97,552)	(70,621)	(205,440)	(125,077)
Total shareholders’ equity	904,202	763,017	653,908	813,034
Total liabilities and shareholders’ equity	€2,180,747	€1,881,499	€1,955,200	€2,382,947
Rate USD/EUR	0.8249	0.7929	0.9548	1.1318

13.2	Summary of P&L for 2003, 2002, 2001 and 1H 2004

Profit and loss account items, presented as per financial statements, expressed in thousands of U.S. dollars

Information provided in financial statements	10-Q 2Q 2004	10-K 2003	10-K 2002	10-K 2001
USD ’000	June 30, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Net revenues	$889,153	$1,420,339	$1,197,244	$1,215,377
Cost of sales	465,193	781,383	663,708	583,588
Gross profit	423,960	638,956	533,536	631,789
Operating expenses:
Selling	127,867	212,192	168,952	143,629
General and administrative	80,105	122,414	118,416	110,477
Research and development	71,012	108,347	76,041	88,015
Amortization of intangible assets	10,937	19,719	16,158	19,412
Restructuring costs	597	3,706	4,242	2,367
Total operating expenses	290,518	466,378	383,809	363,900
Operating income	133,442	172,578	149,727	267,889
Other income (expense):
Interest income	2,285	3,710	8,090	21,249
Interest expense	(31,130)	(43,608)	(48,639)	(41,791)
Other income, net	6,351	11,738	60,321	49,637
Total other income (expense)	(22,494)	(28,160)	19,772	29,095
Income before income taxes and minority interest	110,948	144,418	169,499	296,984
Provision for income taxes	20,452	45,559	51,742	54,065
Income before minority interest	90,496	98,859	117,757	242,919
Minority interest	(57)	188	838	344
Income from continuing operations	90,439	99,047	118,595	243,263
Income from discontinued operations, net of tax of $ 12,763 in 2003	—	22,204	—	—
Cumulative effect of accounting change	—	—	4,161	—
Net income	$90,439	$121,251	$122,756	$243,263

Profit and loss account items, in thousands of PLN, and exchange rate employed.

PLN ’000	June 30, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Net revenues	3,443,601	5,536,410	4,877,895	4,974,477
Cost of sales	1,801,646	3,045,792	2,704,126	2,388,597
Gross profit	1,641,955	2,490,618	2,173,769	2,585,880
Operating expenses:
Selling	495,216	827,114	688,356	587,866
General and administrative	310,239	477,164	482,459	452,177
Research and development	275,022	422,331	309,812	360,241
Amortization of intangible assets	42,358	76,864	65,832	79,452
Restructuring costs	2,312	14,446	17,283	9,688
Total operating expenses	1,125,147	1,817,919	1,563,742	1,489,424
Operating income	516,808	672,699	610,027	1,096,456
Other income (expense):
Interest income	8,850	14,461	32,961	86,971
Interest expense	(120,563)	(169,982)	(198,168)	(171,048)
Other income, net	24,597	45,754	245,764	203,162
Total other income (expense)	(87,116)	(109,767)	80,557	119,085
Income before income taxes and minority interest	429,692	562,932	690,584	1,215,541
Provision for income taxes	79,209	177,587	210,811	221,285
Income before minority interest	350,483	385,345	479,773	994,256
Minority interest	(221)	733	3,414	1,408
Income from continuing operations	350,262	386,078	483,187	995,664
Income from discontinued operations, net of tax of PLN 49 749 in 2003	—	86,550	—	—
Cumulative effect of accounting change	—	—	16,953	—
Net income	350,262	472,628	500,140	995,664
USD/PLN exchange rate	3.8729	3.89795	4.07427	4.09295

Profit and loss account items, in thousands of euro, the currency of the European Economic and Monetary Union, and exchange rate employed.

EUR ’000	June 30, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Net revenues	727,861	1,244,927	1,260,578	1,362,559
Cost of sales	380,807	684,882	698,818	654,261
Gross profit	347,054	560,045	561,760	708,298
Operating expenses:
Selling	104,672	185,986	177,890	161,022
General and administrative	65,574	107,296	124,680	123,856
Research and development	58,130	94,966	80,064	98,674
Amortization of intangible assets	8,953	17,284	17,013	21,763
Restructuring costs	489	3,248	4,466	2,654
Total operating expenses	237,818	408,780	404,113	407,969
Operating income	109,236	151,265	157,647	300,329
Other income (expense):
Interest income	1,871	3,252	8,518	23,822
Interest expense	(25,483)	(38,222)	(51,212)	(46,852)
Other income, net	5,199	10,288	63,512	55,648
Total other income (expense)	(18,413)	(24,682)	20,818	32,618
Income before income taxes and minority interest	90,823	126,583	178,465	332,947
Provision for income taxes	16,742	39,932	54,479	60,612
Income before minority interest	74,081	86,651	123,986	272,335
Minority interest	(47)	165	882	386
Income from continuing operations	74,034	86,816	124,868	272,721
Income from discontinued operations, net of tax of € 11,186 in 2003	—	19,461	—	—
Cumulative effect of accounting change	—	—	4,381	—
Net income	74,034	106,278	129,249	272,721
USD/EUR Exchange rate	0.8186	0.8765	1.0529	1.1211

CHAPTER II     PERSONS RESPONSIBLE FOR INFORMATION INCLUDED IN THE PROSPECTUS

1	Issuer

1.1	Data regarding the Issuer

Name:	IVAX CORPORATION

Registered office:	Miami, Florida, United States of America

Address:	4400 Biscayne Boulevard, Miami, Florida 33137

Phone:	(00)1 305 575 6000

Fax:	(00)1 305 575 6049

E-mail:	ir@ivax.com

Website:	www.ivax.com

1.2	Persons acting on behalf of the Issuer

The following persons act on behalf of the Issuer:

•	Phillip Frost, Chairman of the Board of Directors and Chief Executive Officer;

•	Neil Flanzraich, Vice Chairman of the Board of Directors and President.

The addresses of these individuals are covered by the non-disclosure application and are supplied therein.

1.3	Representation by persons responsible for information contained in the Prospectus acting on behalf of the Issuer / Oswiadczenie osób odpowiedzialnych za informacje zawarte w Prospekcie dzialajacych w imieniu Emitenta

We, the undersigned, hereby represent that the information included in the Prospectus is true and accurate and does not omit any fact or circumstance which must be disclosed in the Prospectus in accordance with the law, and, to the best of our knowledge, save as disclosed in the Prospectus, there are no material liabilities of the Issuer or such circumstances that could have a material impact on the assets and the legal or financial position and the financial performance of the Issuer.	Niniejszym oswiadczamy, ze informacje zawarte w Prospekcie sa prawdziwe, rzetelne i nie pomijaja zadnych faktów ani okolicznosci, których ujawnienie w Prospekcie jest wymagane przepisami prawa, a takze ze, zgodnie z najlepsza nasza wiedza, nie istnieja, poza ujawnionymi w Prospekcie, istotne zobowiazania Emitenta ani okolicznosci, które moglyby wywrzec znaczacy wplyw na sytuacje prawna, majatkowa i finansowa Emitenta oraz osiagane przez niego wyniki finansowe.

Phillip Frost, M.D.	Neil Flanzraich

2 Entities	preparing the Prospectus

2.1 Data	regarding the Issuer

2.1.1 Name	and registered office

Name:	IVAX CORPORATION

Registered office:	Miami, Florida, United States of America

Address:	4400 Biscayne Boulevard, Miami, Florida 33137

Phone:	(00)1 305 575 6000

Fax:	(00)1 305 575 6049

E-mail:	ir@ivax.com

Website:	www.ivax.com

2.1.2	Persons acting on behalf of the Issuer

The following persons act on behalf of the Issuer:

•	Phillip Frost, Chairman of the Board of Directors and Chief Executive Officer;

•	Neil Flanzraich, Vice Chairman of the Board of Directors and President.

The addresses of these individuals are covered by the non-disclosure application and are supplied therein.

The aforementioned persons are responsible for information contained in the following sections of this Prospectus: Chapter I Sections 1; 2.1; 2.2; 2.3.7; 2.3.16; 2.3.17; 2.3.19; 2.3.21; 5 - 9; Chapter II Sections 1 and 2.1; Chapter III Sections 1.1; 1.4; 2; 3; 4; 5; 6.2; 6.5.2 - 6.5.6; 13; 14; Chapter IV; Chapter VI; Chapter VII except auditors’ opinion; Chapter VIII; Chapter IX except for Exhibit 8: Subscription for the exchange of shares and Exhibit 9: Rule 144 (a) (3).

2.1.3	Representation by persons acting on behalf of the party preparing the Prospectus / Oswiadczenie osób dzialajacych w imieniu sporzadzajacego Prospekt

We, the undersigned, hereby represent that the Prospectus has been prepared with due professional care and that the information included in the sections of the Prospectus for which the Issuer is responsible is true and accurate, and does not omit any fact or circumstance which is required to be disclosed in the Prospectus by law.	Niniejszym oswiadczamy, ze Prospekt zostal sporzadzony z zachowaniem nalezytej starannosci zawodowej oraz ze informacje zawarte w czesciach Prospektu, za których sporzadzenie odpowiedzialny jest Emitent, sa prawdziwe i rzetelne i nie pomijaja zadnych faktów ani okolicznosci, których ujawnienie w Prospekcie jest wymagane przepisami prawa.

Phillip Frost, M.D.	Neil Flanzraich

2.2 Data	regarding Dom Maklerski Banku Handlowego S.A.

2.2.1 Name	and registered office

Name:	Dom Maklerski Banku Handlowego S.A.

Registered office:	Warsaw, Poland

Address:	ul. Chalubinskiego 8, 00-613 Warsaw

Phone:	+48 22 690 39 44

Fax:	+48 22 690 38 15

E-mail:	DMBH@citigroup.com

2.2.2 Persons	acting on behalf of Dom Maklerski Banku Handlowego S.A.

The following persons act on behalf of Dom Maklerski Banku Handlowego S.A.:

•	Grzegorz Nichthauser, Proxy;

•	Miroslaw Tkaczuk, Proxy.

The addresses of these individuals are covered by the non-disclosure application and are supplied therein.

The aforementioned persons are responsible for information contained in the following sections of this Prospectus: Introduction with the exception of: SPECIAL NOTICE TO U.S. SHAREHOLDERS OF POLFA KUTNO and NOTICE TO THE SHAREHOLDERS OF POLFA KUTNO REGARDING CERTAIN U.S. MATTERS; Chapter II Section 2.2 and Section 4; Chapter III Sections 8 - 11; Chapter IX Exhibit 8: Subscription for the exchange of shares.

2.2.3 Description	of ties between Dom Maklerski Banku Handlowego S.A. and natural persons acting on behalf of Dom Maklerski Banku Handlowego S.A. and the Issuer

There are no personal, organizational, financial or contractual links between the Offering Agent or the individuals acting on its behalf, and the Issuer, other than:

•	that certain brokerage services agreement dated August 31, 2004; and

•	that certain agreement regarding the organization of the share exchange offer, dated August 31, 2004.

The Issuer and the Offering Agent do not exclude the possibility of entering into other agreements in the future, within the scope of brokerage activities operated by the Offering Agent, and including in particular an agreement on the establishment of security in respect of the settlement of the Tender Offer.

2.2.4	Representation by persons acting on behalf of Dom Maklerski Banku Handlowego S.A.

We, the undersigned, hereby represent that the sections of this Prospectus for which responsibility rests with Dom Maklerski Banku Handlowego S.A., have been prepared with due professional care, and the information contained in the sections of the Prospectus for which responsibility rests with Dom Maklerski Banku Handlowego S.A., is true and accurate, and does not omit any fact or circumstance which is required to be disclosed in the Prospectus by law.

Grzegorz Nichthauser	Miroslaw Tkaczuk

2.3	Legal Counsel

2.3.1	Name and registered office

Name:	Dewey Ballantine Grzesiak spólka komandytowa

Registered office:	Warsaw, Poland

Address:	Ksiazeca 4, 00-498 Warsaw

Phone:	(22)690 61 00

Fax:	(22)690 62 22

E-mail:	woffice@deweyballantine.com

Website:	www.deweyballantine.com

2.3.2	Persons acting on behalf of the Legal Counsel

The following person acts on behalf of the Legal Counsel:

•	Jaroslaw Grzesiak, Partner.

The address of this individual is covered by the non-disclosure application and is supplied therein.

The aforementioned person is responsible for information contained in the following sections of this Prospectus: Introduction sections SPECIAL NOTICE TO U.S. SHAREHOLDERS OF POLFA KUTNO and NOTICE TO THE SHAREHOLDERS OF POLFA KUTNO REGARDING CERTAIN U.S. MATTERS; Chapter I Sections 2.3.1 - 2.3.2; 2.3.4 - 2.3.6; 2.3.8 - 2.3.15; 2.3.18; 2.3.20; Chapter II Section 2.3; Chapter III Sections 1.2; 1.3; 1.5; 6.1; 6.3; 6.4, 6.5.1; 7; 12; Chapter IX Exhibit 9: Rule 144 (a) (3).

2.3.3	Description of ties between the Legal Counsel or natural persons acting on behalf of the Legal Counsel and the Issuer

There are no personal, organizational, financial or contractual links between Dewey Ballantine Grzesiak spólka komandytowa or the individual acting on its behalf and the Issuer other than with respect to the provision of legal services in connection with the Offering.

2.3.4	Representation by persons acting on behalf of the Legal Advisor

I, the undersigned, hereby represent that the sections of this Prospectus for which responsibility rests with Dewey Ballantine Grzesiak spólka komandytowa, have been prepared with due professional care, and the information contained in the sections of the Prospectus for which responsibility rests with Dewey Ballantine Grzesiak spólka komandytowa, is true and accurate, and does not omit any fact or circumstance which is required to be disclosed in the Prospectus by law.

Jaroslaw Grzesiak

2.4	Financial Advisor

2.4.1	Name and registered office

Name:	3GON Polska Spólka z ograniczona odpowiedzialnoscia & Wspólnicy spólka komandytowa

Registered office:	Warsaw, Poland

Address:	Norway House, ul. Lwowska 19, 00-660 Warsaw

Phone:	(22)627 38 53

Fax:	(22)627 38 54

E-mail:	info@trigon.pl

Website:	www.trigon.pl

2.4.2	Persons acting on behalf of the Financial Advisor

The following persons act on behalf of the Financial Advisor:

•	Przemyslaw Schmidt, Proxy;

•	Andrzej Sykulski, Proxy.

The addresses of these individuals are covered by the non-disclosure application and are supplied therein.

The aforementioned persons are responsible for information contained in the following sections of this Prospectus: Chapter I Sections 2.3.3; 3; 4; 10; 11; 12; 13; Chapter II Section 2.4; Chapter V.

2.4.3	Description of ties between the Financial Advisor or natural persons acting on behalf of the Financial Advisor and the Issuer

There are no personal, organizational, financial or contractual links between 3GON Polska Spólka z ograniczona odpowiedzialnoscia & Wspólnicy spólka komandytowa or the individuals acting on its behalf and the Issuer other than with respect to the provision of financial advice in connection with the Offering.

2.4.4	Representation by persons acting on behalf of the Financial Advisor

We, the undersigned, hereby represent that the sections of this Prospectus for which responsibility rests with 3GON Polska Spólka z ograniczona odpowiedzialnoscia & Wspólnicy spólka komandytowa, have been prepared with due professional care, and the information contained in the Prospectus for which responsibility rests with 3GON Polska Spólka z ograniczona odpowiedzialnoscia & Wspólnicy spólka komandytowa, is true and accurate, and does not omit any fact or circumstance which is required to be disclosed in the Prospectus by law.

Przemyslaw Schmidt	Andrzej Sykulski

3	Independent auditor

3.1	Name and registered office

Name:	Ernst & Young LLP

Registered office:	Miami, Florida, United States of America

Address:	200 South Biscayne Boulevard
Suite 3900

Miami, FL 33131-5313

Phone:	1 305 358-4111

Fax:	1 305 415-1411

Website:	www.ey.com

3.2	Description of Ernst & Young LLP Engagement with the Issuer and Representation by Ernst & Young LLP / Opis powiazan Ernst & Young LLP z Emitentem oraz Oswiadczenie Ernst & Young LLP

1.	On May 24, 2002, IVAX Corporation’s Board of Directors, upon the recommendation and approval of the Audit Committee, engaged Ernst & Young LLP as its independent auditors.	1.	W dniu 24 maja 2002 r. Rada Dyrektorów IVAX Corporation na podstawie rekomendacji oraz zgody Komitetu Audytowego wybrala firme Ernst & Young LLP na niezaleznego audytora.

2.	We are independent auditors with respect to IVAX Corporation (“the Company”) and subsidiaries within the meaning of the Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the United States Securities and Exchange Commission. Company management has advised us that Ernst & Young LLP has provided professional services, including audit, audit-related, tax, and other services in each of the last two fiscal years, that the Company’s Audit Committee has determined are compatible with the provision of independent audit services.	2.	Jestesmy niezaleznym audytorem w stosunku do IVAX Corporation („Spólka”) i jej podmiotów zaleznych w rozumieniu Ustawy o Papierach Wartosciowych z 1933 roku oraz majacych zastosowanie przepisów i regulacji przyjetych przez Komisje Papierów Wartosciowych i Gield w Stanach Zjednoczonych. Organ zarzadzajacy Spólki powiadomil nas, ze Ernst & Young LLP w kazdym z dwóch ostatnich lat obrotowych swiadczyl uslugi profesjonalne w tym badanie sprawozdan finansowych, uslugi zwiazane z badaniem sprawozdan finansowych, doradztwo podatkowe oraz inne uslugi, które zostaly uznane przez Komitet Audytowy Spólki za zgodne z zapisami dotyczacymi niezaleznych uslug audytorskich.

3.	We have audited the consolidated financial statements of IVAX Corporation and subsidiaries as of December 31, 2003 and 2002, and for the years then ended. The consolidated financial statements of IVAX Corporation and subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations and whose report appears elsewhere in this Prospectus.	3.	Przeprowadzilismy badania skonsolidowanych sprawozdan finansowych IVAX Corporation i jej podmiotów zaleznych sporzadzonych na dzien 31 grudnia 2003 i 2002 r. oraz za lata zakonczone tymi datami. Skonsolidowane sprawozdania finansowe IVAX Corporation i jej podmiotów zaleznych na dzien 31 grudnia 2001 r. i za rok zakonczony ta data byly przedmiotem badania innej firmy audytorskiej, która zakonczyla swoja dzialalnosc i której opinia znajduje sie w innym miejscu niniejszego Prospektu.

4.	Based on our audits, we have issued our auditors’ report dated February 18, 2004, except for Note 17, as to which the date is August 24, 2004, which appears elsewhere in this Prospectus. Our report contains the following explanatory paragraphs:	4.	W oparciu o przeprowadzone badania z data 18 lutego 2004 r., za wyjatkiem informacji zawartych w Nocie 17 w stosunku do której data opinii jest 24 sierpnia 2004 r. wydalismy opinie bieglego rewidenta, która zostala zamieszczona w zalaczonym Prospekcie. Nasza opinia zawiera nastepujace paragrafy objasniajace:

	As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for business combinations and goodwill and its method of reporting gains and losses on the extinguishment of debt during the year ended December 31, 2002.		Zgodnie z informacjami zawartymi w Nocie 2 do skonsolidowanego sprawozdania finansowego, Spólka dokonala zmiany stosowanych metod rachunkowosci w odniesieniu do rozliczenia przejec i polaczen podmiotów gospodarczych oraz wartosci firmy, a takze prezentacji zysków i strat z tytulu umorzenia zadluzenia w roku zakonczonym 31 grudnia 2002 r.

	As discussed above, the financial statements of IVAX Corporation and subsidiaries as of December 31, 2001 and for the year then ended, were audited by other auditors who have ceased operations. As described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 2 with respect to 2001 include (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company’s underlying records obtained from management and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. As described in Note 17, on July 15, 2004 the Company’s Board of Directors approved a five-for-four stock split distributed in the form of a stock dividend, and all references to number of shares and per share information in the financial statements have been adjusted to reflect the stock split on a retroactive basis. We audited the adjustments that were applied to restate the number of shares and per share information reflected in the 2001 financial statements. Our procedures included (a) agreeing the authorization for the five-for-four stock split to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the restated number of shares, basic and diluted earnings per share and other		Jak wspomniano powyzej, sprawozdanie finansowe spólki IVAX Corporation oraz jej podmiotów zaleznych przygotowane na dzien 31 grudnia 2001 r. oraz za rok zakonczony tego dnia podlegalo badaniu przez inna firme bieglych rewidentów, która zaprzestala dzialalnosci. Zgodnie z informacjami przedstawionymi w Nocie 2, wspomniane sprawozdanie finansowe zostalo zweryfikowane w celu uwzglednienia przejsciowych ujawnien wymaganych na podstawie Standardu SFAS nr 142 („Wartosc firmy i inne wartosci niematerialne i prawne”), który zostal przyjety przez Spólke w dniu 1 stycznia 2002 r. Procedury zastosowane przez nas w odniesieniu do informacji zawartych w Nocie 2 dotyczacych 2001 roku obejmowaly (a) uzgodnienie wczesniej wykazanego zysku netto z wczesniej opublikowanym sprawozdaniem finansowym oraz korektami wykazanego zysku netto odzwierciedlajacymi koszty amortyzacji (wlacznie z wszelkimi zwiazanymi z tym skutkami podatkowymi) uznane w tych okresach a dotyczace wartosci firmy oraz wartosci niematerialnych i prawnych, które nie podlegaja juz amortyzacji, oraz zmiany w okresach amortyzacyjnych dotyczacych wartosci niematerialnych i prawnych, które beda podlegac dalszej amortyzacji w wyniku pierwszego zastosowania Standardu SFAS nr 142 (wlacznie z wszelkimi zwiazanymi z tym skutkami podatkowymi) do uzyskanej od kierownictwa Spólki ewidencji, na podstawie której sprawozdania zostaly sporzadzone, oraz (b) test matematycznej poprawnosci uzgodnienia skorygowanego zysku netto z opublikowanym uprzednio zyskiem netto oraz zwiazanych z tym wskazników zysku na akcje. Jak to opisano w Nocie 17, w dniu 15 lipca 2004 r., Rada Dyrektorów Spólki zatwierdzila podzial akcji w stosunku 5 za 4 zrealizowany jako dywidenda w postaci akcji, w zwiazku z czym wszelkie odniesienia do ilosci akcji oraz informacji na

	applicable disclosures such as stock options. In our opinion, the disclosures for 2001 in Note 2 described above and the adjustments as a result of the five-for-four stock split are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.		jedna akcje w sprawozdaniach finansowych zostaly skorygowane, tak aby uwzglednic podzial akcji w ujeciu retrospektywnym. Zbadalismy korekty jakich dokonano w celu skorygowania ilosci akcji oraz informacji na jedna akcje w sprawozdaniach finansowych za 2001 rok. Nasze procedury obejmowaly (a) uzgodnienie autoryzacji dotyczacej podzialu akcji w stosunku 5 za 4 do dokumentacji Spólki uzyskanych od kierownictwa Spólki, oraz (b) testowanie matematycznej poprawnosci kalkulacji skorygowanej ilosci akcji, podstawowego i rozwodnionego zysku na akcje oraz innych odpowiednich ujawnien takich jak opcje na akcje. Naszym zdaniem, opisane powyzej ujawnienia dotyczace 2001 roku zaprezentowane w Nocie 2 oraz korekty powstale w rezultacie podzialu akcji w stosunku 5 za 4 opisane powyzej sa prawidlowe i zostaly odpowiednio zastosowane. Jednak naszym zadaniem nie bylo przeprowadzenie badania, przegladu lub zastosowanie jakichkolwiek innych procedur w odniesieniu do sprawozdania finansowego Spólki za 2001 rok, z wyjatkiem ujawnien i korekt o których mowa powyzej, dlatego tez nie wydajemy opinii, ani zadnej innej formy potwierdzenia odnosnie sprawozdania finansowego Spólki za 2001 rok jako calosci.

5.	The consolidated financial statements of IVAX Corporation and subsidiaries as of December 31, 2003 and 2002, and for the years then ended are included in the prospectus based on our understanding of the requirements of § 26 sec. 1 and 2 of the Directive of the Polish Council of Ministers of August 11, 2004 on detailed requirements to be fulfilled by the issue prospectus and a summary of the prospectus.	5.	Skonsolidowane sprawozdania finansowe IVAX Corporation i jej podmiotów zaleznych sporzadzone na dzien 31 grudnia 2003 i 2002 r. oraz za lata zakonczone tymi datami sa zamieszczone w prospekcie w oparciu o nasze rozumienie wymogów § 26 ust. 1 i 2 Rozporzadzenia Rady Ministrów z dnia 11 sierpnia 2004 r. w sprawie szczególnych warunków, jakim powinien odpowiadac prospekt emisyjny oraz skrót prospektu.

	Ernst & Young LLP		Ernst & Young LLP
	Certified Public Accountants		Uprawniona Spólka Audytorska

	Miami, Florida		Miami, Floryda
	October 14, 2004		14 pazdziernika 2004 r.

4	Offering Agent

4.1	Name and registered office

Name:	Dom Maklerski Banku Handlowego S.A.

Registered office:	Warsaw, Poland

Address:	ul. Chalubinskiego 8, 00-613 Warsaw

Phone:	+48 22 690 39 44

Fax:	+48 22 690 38 15

E-mail:	DMBH@citigroup.com

4.2	Persons acting on behalf of the Offering Agent

The following persons act on behalf of DMBH:

•	Grzegorz Nichthauser, Proxy;

•	Miroslaw Tkaczuk, Proxy.

The addresses of these individuals are covered by the non-disclosure application and are supplied therein.

4.3	Description of ties between the Offering Agent or the natural persons acting on behalf of the Offering Agent and the Issuer

There are no personal, organizational, financial or contractual links between the Offering Agent or the individuals acting on its behalf, and the Issuer, other than:

•	that certain brokerage services agreement dated August 31, 2004; and

•	that certain agreement regarding the organization of the share exchange offer, dated August 31, 2004.

The Issuer and the Offering Agent do not exclude the possibility of entering into other agreements in the future, within the scope of brokerage activities operated by the Offering Agent, and including in particular an agreement on the establishment of security in respect of the settlement of the Tender Offer.

4.3.1	Representation by persons acting on behalf of the Offering Agent

We, the undersigned, hereby represent that in preparing and introducing the shares into public trading, Dom Maklerski Banku Handlowego S.A. has acted with due professional diligence.

Grzegorz Nichthauser	Miroslaw Tkaczuk

CHAPTER III INFORMATION ON THE ISSUE

1	The type, number and par value of the shares being introduced to public trading

1.1	The type, number and par value of the Offered Shares

This Prospectus has been prepared in connection with the introduction into public trading of 546,875,000 shares of common stock of IVAX with a par value of USD 0.10 each, authorized under its Articles of Incorporation (the Authorized Shares, the Shares, the Common Stock), including the Offered Shares; and in connection with the offering of the Offered Shares. As of September 1, 2004, there were 250,320,365 Shares issued and outstanding and 296,554,635 authorized but unissued Shares.

This Prospectus has been prepared in connection with the offering of the Offered Shares.

For the Purposes of the Exchange Offer, the Issuer will issue up to 8,200,000 shares of common stock, each with a par value of USD 0.10 (the Offered Shares). Given the specific nature of the Issuer’s offering and the adopted share exchange ratio, the exact number of Offered Shares to be offered to shareholders of Polfa Kutno under the Exchange Offer may not be fixed as of the date of this Prospectus. The number of the Offered Shares to be issued will depend upon the number of shares in Polfa Kutno subscribed for in response to the Exchange Offer and the number of Polfa Kutno shareholders that obtain fractional shares, for which they will receive cash consideration.

The record ownership of the Offered Shares is recorded in the Issuer’s stock records maintained by the Transfer Agent. The record owner of the Shares (including the Offered Shares) is the person or entity in whose name the Shares are registered on the stock records. See Section 6.2.1.1 below.

The Offered Shares carry no preferences. No obligation to provide other benefits is related to the Offered Shares. No security has been established on the Offered Shares.

1.2	Restrictions on the transfer of Offered Shares in the U.S.A. and to U.S. persons

Polfa Kutno shareholders should be aware that the Offered Shares being issued by IVAX in connection with the Exchange Offer are being offered pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802. Pursuant to Rule 802, if the Polfa Kutno shares held by a shareholder prior to the Exchange Offer were not “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and such shareholder will not be an “affiliate” of IVAX following the Exchange Offer, then the Offered Shares issued to such Polfa Kutno shareholder in the Exchange Offer may, as a general matter, be resold in the U.S.A. (on the Amex or otherwise) without restriction.

Pursuant to Rule 144 (i) an “affiliate” of an issuer is defined as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer” and (ii) “restricted securities” include “securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering”. The full text of the definition of “restricted securities” is set forth as Exhibit 9 hereto. Generally, securities purchased in open market transactions on a securities exchange will not be deemed to be securities acquired directly or indirectly from an issuer or from an affiliate of an issuer.

Offered Shares received by Polfa Kutno shareholders in the Exchange Offer that originally acquired their Polfa Kutno shares during a regular trading session in non-matched, open market transactions will not be subject to transfer restrictions in the U.S.A. or to U.S. persons, unless such shareholder is an affiliate of IVAX. Persons wishing to distribute a significant quantity of IVAX Shares (including the Offered Shares) in the U.S.A. in a transaction that could disrupt the trading market for IVAX shares are advised to first consult with U.S. counsel.

Shareholders of Polfa Kutno whose Polfa Kutno shares would either be deemed to be “restricted securities” or who will be affiliates of IVAX following the Exchange Offer will be subject to restrictions on their ability to resell the Offered Shares following the Exchange Offer in the U.S.A. and in certain cases to U.S. persons. In particular, restricted securities may not be freely traded on the Amex unless such shares are registered under the U.S. Securities Act in connection with the transaction in which they are sold. These restrictions do not apply to trading outside the U.S.A. by non-affiliates of IVAX; provided that no directed selling efforts (as defined in Regulation S promulgated under the U.S. Securities Act) are made in the U.S.A. in connection with such sale. In particular, the restrictions on the resale of Offered Shares by non-affiliates of IVAX are only applicable to transfers in the U.S.A. and will not apply to trading on the WSE.

THE FOREGOING IS ONLY A GENERAL OVERVIEW OF CERTAIN REQUIREMENTS OF THE US SECURITIES LAWS THAT MAY BE APPLICABLE TO THE RESALE OF THE OFFERED SHARES RECEIVED PURSUANT TO THE EXCHANGE OFFER. RECIPIENTS OF OFFERED SHARES ARE URGED TO OBTAIN U.S. LEGAL ADVICE TO ENSURE THAT THE RESALE OF SUCH SECURITIES COMPLIES WITH ALL APPLICABLE U.S. AND OTHER SECURITIES LAWS.

1.3	The shelf registration statement

In order to facilitate the resale in the U.S.A. of the Offered Shares that will be deemed to be restricted securities in the hands of former Polfa Kutno shareholders following the Exchange Offer, IVAX has undertaken to use commercially reasonable efforts to cause such restricted securities, identified in writing to IVAX as provided below (the “Identified Securities”), to be registered on Form S-3 under the U.S. Securities Act (or any successor form). Pursuant to such undertaking IVAX will as soon as reasonably practical following the closing of the Exchange Offer prepare and file with the U.S. SEC and use its commercially reasonable efforts to cause to become effective a “shelf registration statement” pursuant to Rule 415 of the U.S. Securities Act (or any successor provision) for the resale of the Identified Securities in the U.S.A. (the “Shelf Registration Statement”).

The Identified Securities shall only include those Polfa Kutno shares which are appropriately identified to IVAX in the Subscription Form (see Section 10.4 below) under the heading “Request for Registration of the Offered Shares” as being “restricted securities”.

IVAX shall not be required to include any Shares so identified in the Shelf Registration Statement if it shall have been advised by its U.S. Counsel that such Shares are not “restricted” within the meaning of Rule 144 under the U.S. Securities Act and can be resold in the U.S.A. and to U.S. persons without restriction. See Section 12 below for more information concerning the inclusion of Identified Securities in the Shelf Registration Statement.

1.4	The type, number and par value of the Shares other than Offered Shares

The Shares other than the Offered Shares include as of September 1, 2004:

•	250,320,365 ordinary shares with a par value of USD 0.10 per share, issued and outstanding Shares; and

•	296,554,635 ordinary shares with a par value of USD 0.10 per share, authorized but unissued Shares (from this number the number of the Offered Shares that will be actually issued should be deducted) (Shares for Future Issues).

The record ownership of the Shares is recorded in the Issuer’s stock records maintained by the Transfer Agent. The record owner of the Shares is the person or entity in whose name the Shares are registered on the stock records. See Section 6.2.1.1 below.

The Shares carry no preferences. No obligation to provide other benefits is related to the Shares.

1.5	Restrictions on the transfer of Shares

Certain of IVAX’s issued and outstanding Shares which are not included in the Offered Shares are restricted securities within the meaning of Rule 144 under the U.S. Securities Act.

Upon their issuance, some of the Shares for Future Issues may be restricted securities, as defined in Rule 144 of the U.S. Securities Act.

Restricted securities are subject to restrictions on transfer in the U.S.A. or to U.S. persons and may not be sold, transferred, assigned, offered for sale, pledged, hypothecated or otherwise disposed of in the U.S.A. except pursuant to (i) an effective registration statement under the U.S. Securities Act and any applicable state securities laws, (ii) to the extent applicable under Rule 144 (or any similar rule under the U.S. Securities Act relating to the disposition of securities) or (iii) pursuant to an available exemption from registration under the U.S. Securities Act and applicable state securities laws.

THE FOREGOING DISCUSSION IS ONLY A GENERAL OVERVIEW OF THE REQUIREMENTS OF THE U.S. SECURITIES LAWS THAT MAY BE APPLICABLE TO THE RESALE OF THE OFFERED SHARES

RECEIVED PURSUANT TO THE EXCHANGE OFFER. RECIPIENTS OF OFFERED SHARES ARE URGED TO OBTAIN U.S. LEGAL ADVICE TO ENSURE THAT THE RESALE OF SUCH SECURITIES IN THE U.S.A. OR TO U.S. PERSONS COMPLIES WITH ALL APPLICABLE U.S. SECURITIES LAWS.

2	Determination of the costs included in the estimated issue costs

According to initial estimates, the costs of the Exchange Offer should not exceed PLN 11,401,446. These costs include in particular:

Specification:	PLN
costs of preparing the Prospectus, including consulting services	6,275,325

estimated costs of promoting the Exchange Offer	309,300

costs of the underwriter’s consideration	—

other costs of preparing and completing the Exchange Offer	4,816,821

Total	11,401,446

The Issuer has not executed and is not going to execute any investment or service underwriting agreements with respect to the Offered Shares.

The costs of the Exchange Offer will be accounted for using the purchase method of accounting. The rules governing purchase accounting are set forth in detail in a pronouncement of the Financial Accounting Standards Board, Financial Accounting Standard 141 (http://www.fasb.org/pdf/fas141.pdf). Once the Exchange Offer is completed, it will be summarized in the financial statement footnotes (“Mergers and Acquisitions”, 10-K Form), and the disclosure will include aggregate costs.

Please note that IVAX will report Polfa Kutno’s assets and liabilities at fair market value on the date of acquisition. Any excess of the fair market value of the consideration paid (i.e. of the Offered Shares) over the fair market value of the net assets acquired will be reported as “goodwill”.

3	Legal basis for the issue of the Shares and their listing

3.1	Legal basis for the issue of the Offered Shares and their introduction to public trading

Under the laws of the State of Florida, the board of directors is the corporate body authorized to approve issue of new shares, within the limits authorized in the articles of incorporation. The board of directors also approves the registration of securities to be offered to the public.

The issue of the Offered Shares was approved by a resolution of the Issuer’s Board of Directors dated September 17, 2004. The Board of Directors has also approved the application to register the Shares, including the Offered Shares, in Poland.

The content of the relevant resolution is as follows.

“RESOLUTIONS

OF THE BOARD OF DIRECTORS

OF IVAX CORPORATION

WHEREAS, the Board of Directors of IVAX Corporation (the “Corporation”) deems it advisable, desirable and in the best interests of the Corporation, in connection with the previously-authorized acquisition of Kutnowskie Zaklady Farmaceutyczne “POLFA” S.A. (“Polfa Kutno”) (a) to issue shares of the Corporation’s common stock, par value $0.10 per share (the “Common Stock”) in exchange for shares of Polfa Kutno, and (b) to introduce all of the authorized shares of Common Stock to public trading in Poland;

NOW, THEREFORE, BE IT

RESOLVED that the issuance of up to 8,200,000 shares of Common Stock (the “Offered Shares”) in connection with an exchange offer under Polish law for up to 1,407,887 shares of Polfa Kutno (the “Exchange Offer”), is hereby authorized and approved in all respects, and that sufficient shares of Common Stock be reserved and set aside for issuance.

FURTHER RESOLVED, that Corporation is authorized to deposit with Dom Maklerski Banku Handlowego (“DMBH”) a number of the Offered Shares agreed upon with DMBH as security in connection with the Exchange Offer (the “Deposited Shares”), in accordance with the provisions of Polish law.

FURTHER RESOLVED, that to the extent not issued, or issued and not required for purposes of the Exchange Offer, the Offered Shares or the Deposited Shares, as the case may be, shall cease to be issued and shall revert to the status of authorized but unissued shares.

FURTHER RESOLVED, that DMBH is authorized to allocate the Offered Shares to the shareholders of Polfa Kutno in accordance with the terms and conditions of the Exchange Offer.

FURTHER RESOLVED, that the introduction to public trading in Poland of all of the Corporation’s 546,875,000 authorized shares of Common Stock (the “Introduction to Public Trading”) is hereby authorized and approved in all respects.

FURTHER RESOLVED, that any or all of the officers of the Corporation be, and each of them hereby is, authorized, directed and empowered, on behalf of the Corporation, to prepare and file, or cause to be prepared and filed, with the Polish Securities and Exchange Commission (the “PSEC”) (a) a prospectus for the registration of the Offered Shares; (b) a prospectus for the Introduction to Public Trading (together with the prospectus referred to in clause (a), the “Polish Prospectus”); (c) an Invitation to Tender for Exchange of Shares, and any and all exhibits, amendments and other documents relating thereto for the purpose of commencing the Exchange Offer (the “Exchange Offer Documents”), in such forms as the officers, on the advice of counsel, may deem necessary or advisable; and (d) any amendments to the Polish Prospectus or Exchange Offer Documents, together with all documents required as exhibits to the Polish Prospectus or the Exchange Offer Documents, or any amendments or supplements thereto, and all certificates, letters, instruments, applications and any other documents which may be required to be filed with the PSEC with respect to the Exchange Offer or the Introduction to Public Trading, and to take any and all action (including the appointment of attorneys-in-fact to act on the Corporation’s behalf in Poland) with respect to any of the foregoing that any such officer shall deem necessary or advisable, with the taking of such action conclusively establishing the validity thereof.

FURTHER RESOLVED, that the Chairman and Chief Executive Officer and the Vice-Chairman and President are hereby authorized, directed and empowered to sign the Polish Prospectus, the Exchange Offer Documents and any amendments or supplements thereto, and each such officer, as well as any Vice President of the Corporation, is authorized, directed and empowered to sign all other certificates, letters, instruments, applications and any other documents which may be required to be filed with the PSEC with respect to the Exchange Offer or the Introduction to Public Trading.

FURTHER RESOLVED, that any or all of the officers of the Corporation be, and each of them hereby is, authorized, directed and empowered, on behalf of the Corporation, to execute and deliver to the Warsaw Stock Exchange (the “WSE”) an application for listing and any other agreements or documents required by the WSE in connection with the Introduction to Public Trading.

FURTHER RESOLVED, that any or all of the officers of the Corporation be, and each of them hereby is, authorized, directed and empowered to act on behalf of the Corporation, before the PSEC, the WSE and the Krajowy Depozyt Papierow Wartosciowych (the Polish National Depositary of Securities, or “NDS”), as appropriate, in connection with the Exchange Offer and the Introduction to Public Trading, and that each such officer, or such other person as such officer may designate in writing, is authorized, to negotiate, execute and deliver such agreements or documents as may be required in connection therewith, to appear before any official or officials or before any committee or body of the PSEC, the WSE and the NDS, and to do any and all things which may be necessary to effect the Exchange Offer and the Introduction to Public Trading.

FURTHER RESOLVED, that any or all of the officers of the Corporation be, and each of them hereby is, authorized, directed and empowered, on behalf of the Corporation, to perform any and all actions

(including, without limitation, the payment of any fees, costs or expenses, and the negotiation, execution and delivery of any agreements, instruments, certificates and other documents) as each officer may deem necessary or appropriate in order to effectuate the purpose and intent of the foregoing resolutions.

FURTHER RESOLVED, that any and all actions heretofore taken by any officer or director of the Corporation in connection with the foregoing resolutions are approved, ratified and consented to in all respects.”

3.2	Legal basis for the issue of Shares other than the Offered Shares, and their introduction to public trading

Pursuant to laws of the State of Florida, the Board of Directors is the body authorized to decide on introducing Shares, including Shares other than the Offered Shares, to public trading. On the basis of the resolution of the Board of Directors cited in Section 3.1 above in addition to the Offered Shares also other Authorized Shares are being introduced to public trading. This includes the issued and outstanding Shares (see Section 3.2.1 above) and the Shares for Future Issues (see Section 3.2.2 above and Section 14 below).

3.2.1	Issued and outstanding Shares

IVAX is authorized under its Articles of Incorporation to issue up to 546,875,000 Shares. As of September 1, 2004, the number of issued and outstanding Shares is 250,320,365. Approximately 427,000,000 Shares are approved for listing on the Amex. Typically a stock exchange approves shares for listing upon notice of issuance. Therefore, the number of shares approved is by definition larger than the number of shares actually issued.

Issuances of Shares must be approved by resolutions of the Board of Directors and, in certain cases, also by the General Shareholders’ Meeting. Any increase of the number of Authorized Shares must generally be approved by the shareholders.

IVAX was reincorporated in the State of Florida in July 28, 1993 as a legal successor of its ultimate predecessor, Inland Vacuum Industries, Inc., which was formed in November 1972 in the State of New York and reincorporated as a Delaware corporation in June 1985. As a result of reincorporation the shares of IVAX’s predecessor incorporated in Delaware were converted by operation of law into an identical number of shares of IVAX. On the effective date of reincorporation (July 28, 1993) the number of Shares outstanding was approximately 162,840,000. All historical share figures in this Prospectus have been adjusted to reflect the stock dividends in 2000, 2001 and 2004. See Section 2 of Chapter IV.

The following tables list the dates of resolutions of the IVAX Board of Directors approving (a) specific issuances of Shares in acquisition transactions, (b) employee benefit plans under which Shares have been issued, and (c) the filing of registration statements with the U.S. Securities and Exchange Commission covering Shares to be issued in the foregoing categories of transactions, in each case since the reincorporation in 1993. Because of the manner and frequency with which U.S. companies issue shares (in particular through employee benefit plan transactions), it is not possible to reconcile the number of Shares issued and outstanding as of the date of this Prospectus with the number outstanding in 1993 solely through the tables provided below. Accordingly, such information is being provided primarily to provide an overall indication of significant past issuances and potential future issuances of Shares. All figures shown below have been adjusted to reflect stock splits effected subsequent to the date of the transactions and rounded to the nearest thousand.

Board of Directors resolutions approving share issuances in connection with acquisitions:

Date	Transaction	Approximate number of shares issued
June 7, 1993	Johnson Products	5,591,000
July 23, 1993	Vienna Woods	90,000
January 5, 1994	McGaw	32,779,000
August 24, 1994	Zenith Laboratories	63,687,000
September 29, 1995	Pharmatop	820,000
February 23, 1996	Elvetium	3,494,000
December 20, 1999	Soft Drugs	569,000
January 14, 2000	Laboratorios Elmor	2,477,000
April 27, 2000	Laboratorios Fustery	2,070,000
June 15, 2000	Wakefield	1,297,000
December 1, 2000	Xenobiotic Laboratories	762,000
March 8, 2001	Netpharma	736,000
March 8, 2001	Liu Technology	20,000
January 17, 2003	Chemsource	1,250,000
May 22, 2003	Advanced Tobacco Products	296,000
May 24, 2004	Polfa Kutno (indirect)	2,169,000
May 24, 2004	Medco	833,000

Board of Directors resolutions approving share issuances in connection with employee benefit plans:

Date	Plan	Number of shares reserved for issuance
October 27, 1995	Puerto Rico Employee Savings Plan	59,000
February 23, 1996	1994 Stock Option Plan	9,375,000
March 10, 1997	Employee Savings Plan	1,172,000
December 19, 1997	1997 Employee Stock Option Plan	9,375,000
February 26, 1999	1997 Employee Stock Option Plan	9,375,000
February 26, 1999	1999 Employee Stock Purchase Plan	6,563,000
August 24, 2001	1997 Employee Stock Option Plan	3,125,000
April 16, 2004	2004 Incentive Compensation Plan	31,250,000

Board of Directors resolutions approving filing of registration statements:

Date approved	Date filed	Type of registration statement	Number of shares registered
February 24, 1995	July 3, 1995	S-4 (acquisitions)	23,438,000
October 27, 1995	December 18, 1995	S-8 (Puerto Rico Employee Saving Plan)	59,000
February 23, 1996	July 9, 1996	S-8 (1994 Stock Option Plan)	9,375,000
March 10, 1997	April 4, 1997	S-8 (Employee Saving Plan)	1,172,000
December 19, 1997	December 22, 1997	S-8 (1997 Employee Stock Option Plan)	9,375,000
February 26, 1999	February 18, 2000	S-8 (1997 Employee Stock Option Plan)	9,375,000
February 26, 1999	February 18, 2000	S-8 (1999 Employee Stock Purchase Plan)	6,563,000
April 27, 2000	August 7, 2000	S-3 (5.5% notes)	10,515,000
December 1, 2000	December 6, 2000	S-3 (universal shelf)	$400,000,000
December 1, 2000	December 6, 2000	S-4 (acquisitions)	23,438,000
August 17, 2000	April 10, 2001	S-3 (put options)	1,563,000
April 30, 2001	July 31, 2001	S-3 (4.5% notes)	22,628,000
August 24, 2001	October 26, 2001	S-8 (1997 Employee Stock Option Plan)	3,125,000
May 22, 2003	July 25, 2003	S-4 (Advanced Tobacco Products)	339,000
February 25, 2004	May 28, 2004	S-3 (1.5% notes)	16,744,000

Due to the specific nature of the U.S. law enabling the Board of Directors not to specify the exact number of shares approved for issuance or approve more shares for issuance that is then actually issued, in the opinion of IVAX, the lack of disclosure of the content of all the resolutions issued since IVAX’s reincorporation in Florida is not depriving Polish investors of any information that may be material in making their decisions whether to investment in IVAX’s shares.

3.2.2	Shares for Future Issues

The Shares for Future Issues are issued pursuant to Articles of Incorporation. Issuances of such shares must be approved by resolutions of the Board of Directors and, in some instances, by the General Shareholders Meeting. The rules of issuance of Shares for Future Issues and their listing on the WSE are discussed in detail in Section 14 below.

4	Pre-emptive rights of the existing shareholders with respect to the Shares

Under the FBCA, shareholders of a Florida corporation do not have a preemptive right to acquire any shares except to the extent provided in the articles of incorporation. The Articles of Incorporation of IVAX do not provide holders with any pre-emptive rights in respect of the Shares, including the Offered Shares.

5	Dividend date for Shares

There are no regularly-scheduled dividends payable on the Shares, including the Offered Shares. The Board of Directors has the authority to declare dividends on the Shares (see Section 6.2.1.5 below). The holders of Offered Shares will participate in any dividends whose record date (or, in case of a stock dividend, the payment date) falls after the day of issue of the Offered Shares.

Provided that the relevant decision regarding the payment of dividends is made, shareholders are entitled to dividends on Shares if they hold Shares on:

(i) the record date, in the case of a cash dividend; and

(ii) the payment date, in the case of a stock dividend in connection with a stock split; provided that any sale of shares entitled to such stock dividend before the ex-dividend date with the settlement after the payment date results in the seller’s obligation to deliver the dividend to the buyer (see Section 6.2.1.5 below). The ex-dividend date is the first trading day after the dividend payment day.

6	Rights and obligations of holders of the Shares

6.1	Introduction

For the avoidance of doubt, unless expressly provided otherwise, all references to the Shares made in this Section shall equally apply to the Offered Shares.

Pursuant to Article 9 § 2 of the International Private Law Act of November 12, 1965, (Dz. U. 1965.46.290, as amended), a vast majority of the rights of the shareholders of IVAX are governed by the law of the jurisdiction of IVAX’s registered office, which is the laws of the State of Florida. Therefore, all the legal matters regarding IVAX as a corporate entity, and in particular its valid existence as a legal entity, its legal capacity and authority to take action, its internal organization and operational rules, are governed by the laws of the State of Florida. In addition, the corporate and property rights attached to the Shares are governed by the relevant laws of the State of Florida. Matters relating to IVAX’s status as a publicly-traded company, issuances of shares and relationships with its shareholders are generally governed by the federal laws of the U.S.A. In consideration of the above, before any legal action is taken with respect to the Shares held by an investor, an analysis of whether or not such an action is allowed under American law should be undertaken.

The description of American laws, and the rights and obligations of shareholders arising pursuant thereto, included in this Prospectus is only a summary and does not purport to be a complete statement of the rights and obligations of holders of the Shares under the applicable provisions of American law, IVAX’s Articles of Incorporation, or its Bylaws. (The complete texts of the Issuer’s Articles of Incorporation and the Bylaws are attached as Exhibits Nos. 2 and 3 to this Prospectus.) The same reservations apply to any reference to Polish laws.

Investors should be aware that, in connection with certain Polish law regulations, in particular those on the public trading of securities, and international private law regulations, controversies may arise regarding the possible application of Polish legal regulations, and IVAX’s (as a public company) shareholders’ scope of such application in respect of exercising rights and performing obligations within the meaning of Polish law. The fact that the Securities Act contains regulations of an administrative as well as a corporate nature means that only certain of these provisions will apply to IVAX shareholders, and, at the same time, makes it necessary to assess on each occasion the possible consequences of the respective regulations on the Issuer and its shareholders. For example, the provision of the Securities Act regarding a special auditor (Article 158 b), as a corporate law regulation, will not apply, and a shareholder will not be able to move for such special auditor to be appointed by the General Shareholders’ Meeting. In addition, one of the provisions of Polish corporate law is Article 86, Section 4 of the Securities Act, which stipulates the requirement to announce a tender for the sale of shares in a public company for a shareholder or shareholders requesting that the delisting of the company’s shares is included on the agenda of the general shareholders’ meeting. This regulation does not apply to IVAX. In consideration of the above, it is recommended that legal advice be sought on each such occasion.

With regard to Polish investors, three possible situations may be considered. If Polish investors trade the Shares exclusively on the WSE, it may be assumed that, in consideration of the Investor’s status as a public company in Poland, the provisions on public trading in securities in Poland will apply, including in particular the provisions regarding the obligations of shareholders related to the acquisition of significant blocks of the Shares. At the same time, Polish investors should also consider any applicable requirements under American laws and regulations (in particular, those related to the acquisition of significant blocks of shares) in order to avoid possible violations of such laws and regulations.

If the Shares are traded by Polish investors solely on the Amex or LSE, it should be assumed that, due to the location of such trading and the effects thereof being outside the jurisdiction of Polish administrative regulations (such as e.g. Articles 149, 151 and 154 of the Securities Act), Polish regulations will apply only to a limited extent. The Issuer believes that, in this respect, all matters relating to the corporate rights or the exercise of rights by major shareholders vis-à-vis the remaining shareholders, will be governed solely by the provisions of the respective foreign law or other foreign regulations. However, with regard to any shareholder disclosure obligations (Articles 147 and 150 of the Securities Act), it is recommended that the regulations of Polish law also be complied with, which, in this case, means an obligation to notify the Issuer of the acquisition of any significant block of Shares.

As the Shares are traded on the WSE, the Amex and the LSE, in order to avoid the risk of sanctions under Polish administrative and under the administrative, corporate and other laws in U.S.A. and Great Britain, the regulations in place under all legal systems should be complied with to the greatest possible extent. The specific obligations of investors trading in the Shares in Poland, the U.S.A. and Great Britain will require separate case-by-case analyses, taking into consideration the legal status of a particular investor and any possible divergence between the regulations under the relevant legal systems. Therefore, since an overly-detailed description of specific cases might be obscure to investors, while still failing to clarify fully all of the issues, the Issuer recommends that legal advice should be sought on each occasion with respect to the relevant law in order to determine the scope of the obligations applicable to a particular shareholder.

The Issuer also draws investors’ attention to the regulation under Article 156 of the Securities Act, which provides for sanctions to be imposed upon any breach of the provisions of Chapter IX of the Securities Act (significant blocks of shares). The Issuer believes that the provision concerning ineffective exercise of voting rights attached to a part or all of the Shares held will be subject to review under the provisions of American corporate law as being applicable to the assessment of the Issuer’s corporate relationships. Therefore, the Issuer holds the view that, owing to the nature and geographically-limited application of the above sanction, it will not be possible to apply the sanction in relation to the exercise of the rights attached to the Shares in the territory of the U.S.A.

6.2	Rights and obligations vested by shares and relating to public trading under U.S. laws

6.2.1	Rights of shareholders

Under relevant U.S. law, the method of exercising rights vested by the Shares is identical for U.S. and foreign shareholders.

The following sections of the Prospectus contain detailed information regarding the specific rights of IVAX shareholders. A shareholder’s ability to exercise these rights, such as the right to participate in the GSM, the right to submit written proposals for the Proxy Statement (so that such proposal is voted by the GSM), or the right to dividends, is contingent upon a shareholder holding Shares on a certain date (usually the record date), or on its holding a minimum number or value of Shares for a certain period of time. Eligible shareholders (e.g. shareholders entitled to dividends) will be identified based on information provided to the Issuer by the NDS; however, in some cases, in order to exercise certain rights attached to the Shares, a shareholder may be required to demonstrate that it was an IVAX shareholder on a record date (e.g. in the case of the voting at the GSM; see Section 6.2.1.3 below) or that it held a minimum number or value of Shares for a certain period of time (e.g. in the case of the right to submit a written proposal for the Proxy Statement; see Section 6.2.1.3 below). In order to prove that it satisfies the criteria set forth above, a shareholder may be required to produce documents issued by a brokerage house or custody bank maintaining such shareholder’s securities account in which IVAX shares are registered.

For a discussion of the manner of disclosing certain information related to the exercising of shareholders’ rights in Poland see also Section 6.5.5 below.

6.2.1.1	Record (nominal) and beneficial ownership of Shares

In the U.S.A. a shareholder may be the record or beneficial owner of shares, or both.

The record owner of shares is the person or entity in whose name the shares are registered in the stock records of the issuer. As discussed below, the record owner may be a nominee and not the factual beneficial owner (that is, a person or entity entitled to exercise the rights attached to the shares). The beneficial owner of shares is the person or entity which retains economic, disposal and/or voting rights with respect to the such shares.

From a U.S. standpoint, IVAX shareholders trading in Shares on the WSE (including Polfa Kutno shareholders that receive Offered Shares in the Exchange Offer) will in all cases be the beneficial owners of such Shares. Because the beneficial owner of shares can directly avail itself of its corporate rights, it will be treated as a shareholder for the purposes of Polish public trading regulations.

In order to facilitate the large volume of shares that trade publicly in the U.S.A. on a daily basis, most shares are held in the name of a nominee for a central clearing facility in the U.S. The largest clearing facility in the U.S.A. is the Depository Trust Company (DTC) and its nominee is Cede & Co. (“Cede”). Consequently, Cede will often be the record owner of shares on the books and records of an issuer. Most major brokerage firms are participants in DTC and clear securities trades for their own account and the accounts of their customers with DTC. Such trades are recorded in the name of DTC’s nominee, Cede, on the books of the issuer (or its transfer agent). Consequently, in many cases: (i) the ownership of securities by an individual shareholder is reflected only by an entry in the records of the brokerage firm; (ii) the name of the brokerage firm is reflected in the records of the central clearing facility (DTC); (iii) the shares held by DTC are held in the name of its nominee, Cede; and (iv) Cede is reflected in the stock records of the issuer as the record owner. Generally for individual shareholders who are not holders of record, ownership of their shares is reflected on a statement of account from their brokerage firm (or custodian) showing such investor as the (beneficial) owner of the shares.

References herein to a “shareholder” and “shareholders” refer to the beneficial owner and beneficial owners of shares unless it is clear from the context that reference is made to a registered holder or holders of shares.

6.2.1.2	No preferred shares

IVAX Shares have no preferred rights, in particular in terms of voting rights, dividends or a share in the liquidation estate.

6.2.1.3	Attendance at the GSM and exercise of voting rights

Powers of the GSM

The principal decision making authority of the Issuer is its Board of Directors.

Investors should be aware that the shareholders of a U.S. corporation, acting at a general shareholders’ meeting, generally do not make strategic decisions regarding the company, in contrast to the role of shareholders’ meetings under Polish law. The Board of Directors performs, at the same time, the functions typical of a management board and a supervisory board in companies incorporated under Polish law, and therefore it is the Board of Directors that makes such strategic decisions. In general, all corporate powers of a U.S. corporation are exercised by or under the authority of, and the business and affairs of the corporation are managed under the direction of, its Board of Directors.

Certain extraordinary matters, however, do require shareholder approval, including, among other things, the following matters: (i) an increase in the Company’s authorized shares (except when the increase results from a stock split); (ii) the sale of all or substantially all of the Company’s assets; (iii) the election of Directors (except that in certain limited circumstances the Board of Directors may appoint a Director to any vacancy on the Board); (iv) a merger with another company where the Company is not the surviving entity; (v) an acquisition of another company for shares where the acquisition involves the issuance of at least 20% of outstanding shares of the Company; (vi) ratification of the Company’s auditors; (vii) the adoption of certain forms of benefit plans; (viii) amendments to the Company’s Articles of Association; and (ix) any plan or proposal for the dissolution or winding up of the Company.

Annual and special GSMs

Annual and special GSMs are held at times and venues designated by the Board of Directors. Each shareholder that holds Shares as of the record date is authorized to participate in such GSM and vote on all matters on its agenda. The Board of Directors fixes the record date. Such record date should be not more than 70 days before the date of the GSM.

There have been no special GSMs of the Issuer for the last several years.

For the last several years, the Issuer’s annual GSM has been held in Miami, Florida, usually in June or July. Under the FBCA, the annual GSM must be held within 13 months after the date of the previous annual GSM. If the meeting is not held within such period, a shareholder entitled to vote at an annual meeting has the right to request that a court order the annual meeting to be held promptly.

Shareholders that hold at least 50% of the shares authorizing them to vote at the GSM may request the convening of a special GSM. A motion to convene a special GSM shall be signed and dated and shall contain a substantiation. Such motion should be filed with the IVAX Secretary.

The Articles of Incorporation and the Bylaws do not allow the possibility of shareholders’ resolutions being adopted in writing without a GSM being convened.

Voting at the GSM

Each Share entitles the holder to one vote.

IVAX plans to institute the following voting procedure for Polish shareholders. The Company will notify its Polish shareholders of the record date, venue and time of the GSM by filing a current report with the PSEC, WSE and PAP. The current report will be published at least two weeks before the record date for the GSM. A Polish shareholder wishes to vote at the GSM should request its brokerage house or custody bank maintaining its securities account in which IVAX’s shares are recorded to issue a relevant certificate confirming the ownership of Shares as of the end of the record date. There is no obligation to block Shares that a shareholder wishes to vote at the GSM. In order to vote at the GSM, a shareholder should request a Proxy Statement and a proxy card (which is at the same time the authorization for proxies to vote at the GSM) on the form provided in the current report, and send the request form with the certificate confirming the ownership of Shares to the address indicated in the current report before the date specified therein. The shareholder should follow the instructions provided in the current report. Polish investors holding Shares that request the Proxy Statement and proxy card will receive the Proxy Statements and proxy cards to the addresses indicated by them in the request form. The Proxy Statements and proxy cards will be distributed in English. Voting instructions will be included on the proxy cards. A shareholder that intends to vote will have to fill in the proxy card and send it to the address indicated on the envelope enclosed with the proxy card before the date specified therein. The vote will be cast at the GSM as designated by the shareholder on the reverse side of the proxy card by proxies appointed on the proxy card (see below).

A shareholder may participate in and vote at the GSM in person using a proxy card attached to the Proxy Statement. Attendance in person at the shareholders’ meetings of an American public company is usually very low. The vast majority of voting is effected by the submission of a proxy card to the company.

IVAX does not exclude that before the annual GSM in 2005 it will establish a different voting procedure for Polish shareholders. If such a procedure is instituted, IVAX will announce the details thereof by filing a current report with the PSEC, WSE and PAP.

In addition, the Proxy Statement is available on the U.S. SEC’s website in English immediately after the Company files such document with the U.S. SEC. IVAX will publicize a Polish translation of its Proxy Statement in the form of a current report filed with the PSEC, WSE and PAP as soon as practicable after the filing with the U.S. SEC.

The U.S. Securities Exchange Act and related rules set forth the requirements with respect to the solicitation of proxies. Proxies are written authorizations permitting other individuals to vote securities on behalf of a security holder who has granted a proxy. Persons serving as proxies are designated by the Board of Directors. In the case of the 2004 GSM, the proxies were Phillip Frost, Chairman of the Board of Directors and Chief Executive Officer, and Neil Flanzraich, Vice Chairman of the Board of Directors and President. The relevant provisions of the U.S. Securities Exchange Act and related rules specify the information which must be contained in the document distributed to security holders prior to or at the time of a proxy solicitation, the presentation of such information, the form of proxies (the scope of information contained in the proxies), and the treatment of proposals by security holders (see below). They also prohibit certain proxy solicitations and false or misleading statements in proxy materials, and require the delivery of an annual report to security holders prior to or at the time of a proxy solicitation.

Shareholder proposals

Pursuant to Rule 14a-8 of the U.S. Securities Exchange Act, any shareholder which has continuously held at least USD 2,000 in market value, or 1%, of IVAX shares for at least one year by the date of the proposal, may make a proposal in writing to be included in IVAX’s annual Proxy Statement and voted upon at IVAX’s GSM. Such shares must be held through the date of the GSM. Each shareholder may submit no more than one proposal to the

Company for a particular GSM. A shareholder wishing to make a proposal must comply with the procedural requirements set forth in the Rule 14a-8, including, among other things, timely notification to IVAX of the proposal. A proposal intended for inclusion in the 2005 Proxy Statement must be received by the Company by the deadline specified in the 2004 Proxy Statement, or January 31, 2005. Such proposal, including any accompanying supporting statement, may not exceed 500 words. A shareholder wishing to make a proposal should also submit to the Company verification regarding its eligibility to submit a shareholder proposal. Such verification typically consists of brokerage account statements demonstrating the number of shares held and duration of ownership.

Under the circumstances enumerated in the Rule 14a-8, IVAX may exclude a proposal provided it provides notice to the U.S. SEC and the shareholder wishing to make such proposal of its objections. In certain cases, notwithstanding IVAX’s objections, the U.S. SEC may require such proposal to be included in the Proxy Statement in the proposed or modified form.

The Company may exclude a shareholder’s proposal on a number of grounds, including: (i) if the proposal is not a proper subject for action by the shareholders under the laws of the jurisdiction of the company’s organization; (ii) if the proposal would when implemented cause the company to violate any federal, state, or foreign law to which it is subject; (iii) if the proposal or supporting statements are contrary to the U.S. SEC’s proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials; (iv) if the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in, benefit or further the personal interest of a particular shareholder which is not shared by the other shareholders at large; (v) if the proposal relates to operations which account for less than 5% of the company’s total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is otherwise not significantly related to the company’s business; (vi) if the company would lack the power or authority to implement the proposal; (vii) if the proposal deals with a matter relating to the company’s ordinary business operations; (viii) if the proposal relates to an election for membership to the company’s board of directors; (ix) if the proposal directly conflicts with one of the company’s own proposals to be submitted to shareholders at the same meeting; (x) if the company has already substantially implemented the proposal; (xi) if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company’s proxy materials for the same meeting; and (xii) if the proposal relates to specific amounts of cash or stock dividends.

6.2.1.4	Appealing against GSM resolutions

There is no procedure or accepted practice under the FBCA, the Articles of Incorporation or the Bylaws for a shareholder to challenge or seek to reverse a resolution adopted at a GSM, provided that shareholders may make proposals at the GSM (see Section 6.2.1.3 above) and are empowered to elect the Directors as well as change the composition of the Board of Directors at the annual GSM by the requisite majority of votes (see Section 6.2.1.8 below). In addition, under the FBCA, the Directors have fiduciary obligations to the shareholders, and failure to comply with these obligations could result in the personal liability of such Directors.

6.2.1.5	Payment of dividends

Pursuant to the FBCA, in order for a dividend to be paid it must first be declared by resolution of the Board of Directors. The resolution declaring the dividend shall be taken by the Board of Directors by a simple majority of votes. In practice, all resolutions regarding the payment of dividends are on a per-share basis and are passed unanimously by the Board of Directors. The Company has no preferred or privileged stock authorized with respect to the payment of dividends. Dividends are calculated and disbursed in the same amount with respect to every Share. A dividend may be disbursed in cash, in shares or in kind (assets).

The Board of Directors may only pass a resolution in favor of the payment of dividends if, after the payment of such dividends, IVAX is able to service its debts in a timely manner and the sum total of all of IVAX’s assets are not lower than the sum total of all its liabilities.

In the event the Board of Directors approves the payment of a dividend, the record date for the determination of shareholders entitled to receive such stock dividend is determined by the Board of Directors at its discretion. The Company will issue a press release informing shareholders of the declaration of a dividend by the Board of Directors, including the relevant record and payment dates. In past years the Company has announced the record date at least two weeks in advance.

Generally, no specific action is required by a shareholder in order to receive a dividend; however, shareholders may need to fulfill certain U.S. tax requirements (see Section 7.2 below).

Generally, the Transfer Agent selected by IVAX will compile a list of record holders (see Section 6.2.1.1 above) as of the record date, which will be entitled to receive the dividend payment. The Transfer Agent shall disburse the dividend payment to the record holders from funds transferred by IVAX to the Transfer Agent’s account for the purpose of paying the dividends. Generally, dividends will be paid to individual shareholders (beneficial owners of Shares) by check or by credit to their brokerage account through the DTC system as detailed below.

In the case of Shares traded on the WSE, Cede & Co. acting as a nominee for DTC (see Section 6.2.1.1 above) will be entered as the record holder of Shares in the stock records kept by the Transfer Agent. In this case, the Transfer Agent will pay the dividend to individual shareholders through the DTC system, and Polish brokerage houses and custody banks will be obligated to cause the dividends to be paid to individual shareholders holding accounts with such brokerage houses and banks.

In the case of Shares traded on the WSE, dividend payments to individual shareholders will be made through the NDS and in accordance with the relevant rules and regulations of the NDS.

Cash dividend

The Issuer has not paid any cash dividends on the Shares since 1996 and does not plan to pay cash dividends in the near future. Cash dividends, if any, will be paid in USD. A shareholder trading in Shares on the WSE should contact its brokerage house or custodian bank maintaining the securities account on which the Shares are kept, to seek information how its brokerage house or bank will service the payment in USD. Cash dividends are paid to shareholders that hold Shares on the record date established by the Board of Directors, which is usually a date shortly following the date of the resolution declaring the dividends.

Stock dividend in connection with a stock split

The Issuer did declare stock dividends in 2000, 2001 and August 2004, as described in Chapter IV, Section 4.1.1.4 of the Prospectus.

Such stock dividend is typically effected for purposes of adjusting the trading price of the Company’s shares to a level that the Company believes will encourage greater interest in the shares on the part of its targeted investor population. Investors should be aware that in and of itself, a stock dividend does not increase a shareholder’s stake in the Company or otherwise confer additional value on a shareholder. In effect, the shareholder’s percentage interest in the Company is simply represented by a larger number of shares, which trade at a proportionately lower price than the pre-split shares traded prior to the dividend.

A stock dividend in connection with a stock split does not change the par value of the Shares. Following such stock dividend, the aggregate par value of the common stock on the Issuer’s balance sheet is increased by an amount equal to the par value of the newly issued shares, and the value of “capital in excess of par value” on the Issuer’s balance sheet is decreased by the same amount.

In the case of a stock dividend in connection with a stock split, a shareholder is entitled to receive such dividend if it holds Shares on the payment date, provided that any sale of shares entitled to such stock dividend before the ex-dividend date with the settlement after the payment date results in the seller’s obligation to deliver the dividend to the buyer. The ex-dividend date is the first trading day after the dividend payment day. In the case of a stock dividend in connection with a stock split, a record date is established for the purposes of establishing the approximate number of shares that will be issued so that the Issuer may file its listing application for such number of shares with the Amex.

The new shares issued in a stock dividend in connection with a stock split for common stock traded on the WSE will be credited to a shareholder’s account with their brokerage house or bank. The Transfer Agent and DTC acting together will prepare a list of record holders as of the record date that are entitled to receive the stock dividend. Upon confirmation of the list of record holders and the number of additional shares of common stock payable to the Company’s shareholders, the Transfer Agent will arrange for the accounts of the record holders to be credited with the shares payable in connection with the stock dividend through the DTC system. Polish brokerage houses and banks will be obligated to register the relevant number of shares in the Company’s individual shareholder securities accounts with such brokerage houses and banks.

Stock dividends in connection with stock splits are only paid in whole shares; no fractional share payments have been or will be made. In the event a stock dividend results in a shareholder becoming entitled to the payment of fractional shares, the Company will pay such shareholders cash in lieu of the fractional shares based on the split-adjusted market price on Amex (that is, proportionally decreased in connection with the split of shares) per share of common stock as of the payment date of such stock dividend (i.e. the date on which the new shares are credited to shareholders’ accounts). Shares are sold at that price on the next trading day on Amex to obtain the cash needed to be paid in place of fractional shares. Such cash payments will be credited for the benefit of the shareholders to their accounts with their brokerage houses and banks when the sale transactions referred to above are settled.

In-kind dividend

It is extremely unusual for a public company to pay an in-kind dividend (other than a stock dividend). The Issuer has never paid an in-kind dividend (other than a stock dividend) and does not plan to pay such a dividend in the near future. Any payment of an in-kind dividend will require the prior development of appropriate procedures in conjunction with the NDS.

6.2.1.6	Subscription rights

Holders of the Shares do not have any subscription rights to participate in future issuances of the Shares.

6.2.1.7	Transfer of shares

Shares may be sold on the regulated (“open”) market or in private transactions. Transfers of record ownership between the record holders are registered in the records of the Transfer Agent, while transfers of beneficial ownership (where the record holder remains the same) will be indicated only in the depository-clearing system.

The FBCA does not provide for any restrictions on the transfer of the Shares.

6.2.1.8	Appointing and recalling the Board of Directors

Shareholders elect Directors at the annual (ordinary) GSM. The Proxy Statement notifying shareholders of the annual meeting will contain information on the nominees for Director. A nominee will be elected if the number of votes cast in favor of election exceed the number cast against. Otherwise, the nominee is not elected. At a GSM, any Director or the entire Board of Directors may be removed, with or without cause, provided the notice of the meeting states that one of the purposes of the meeting is the removal of the Director or Directors. A Director may be removed only if the number of votes cast for removal exceeds the number of votes cast against removal. In practice, if the Board and a Director agree that such Director should no longer serve, he or she may simply resign, without stating any reason therefore, or agree not to be proposed as a nominee at the next annual meeting.

Vacancies on the Board of Directors, including vacancies ensuing from an increase in the number of members of the Board of Directors, can be filled by the GSM or by way of a resolution of the Board of Directors, passed by a majority of votes of the remaining Directors.

6.2.1.9	Variation of corporate documents

Pursuant to the provisions of the FBCA, the amending of the Articles of Incorporation requires a recommendation of the Board of Directors and generally must be approved by shareholders at an annual or special meeting. The proxy statement notifying shareholders of the proposed amendment must contain or be accompanied by a copy or summary of the amendment.

According to the Bylaws, the introduction of amendments or adopting of new Bylaws falls within the scope of powers of the Board of Directors or the shareholders. Typically, the amendments to the Bylaws are effected by the resolution of the Board of Directors. Such resolutions are adopted without dissent by the Directors present at the meeting or by a unanimous written consent. Amendments to the Bylaws by the shareholders are extremely rare, and only occur in one of the following ways: (i) if the amendment itself is presented to the shareholders for approval at a GSM called by the Board of Directors, (ii) if the shareholders request a meeting for the purpose of approving an amendment proposed by such shareholders (such request should be signed by holders of more than 50% of all outstanding shares) or (iii) if a shareholder succeeds in placing an amendment on the agenda of an annual GSM.

6.2.1.10	Right to partake of property in the event of dissolution

In the event of dissolution, the Company’s liabilities are discharged and the remaining property is distributed among the shareholders according to their interests. There are no privileges with respect to participation by shareholders in the dissolution estate of the Company.

6.2.1.11	Inspection of records; financial statements

A shareholder is entitled to inspect and copy any books and records of the Company, at the Company’s principal office or at a reasonable location specified by the Company, if the shareholder gives the Company written notice of his or her demand at least five business days before the date on which he or she wishes to inspect and copy. A shareholder may inspect and copy the records only if:

•	the shareholder’s demand is made in good faith and for a proper purpose;

•	the shareholder describes with reasonable particularity his or her purpose and the records he or she desires to inspect; and

•	the records are directly connected with the shareholder’s purpose.

A shareholder wishing to inspect and copy the Company’s books and records should submit to the Company verification regarding its status as a shareholder. Such verification typically consists of brokerage account statements demonstrating the number of shares held.

After the close of each fiscal year, the Company is obliged to provide to its shareholders annual financial statements that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flows for that year. As a practical matter, this is accomplished by the Proxy Statement being mailed to the shareholders, which includes a copy of the Company’s annual report for the year actually ended. In the case of Polish shareholders, a Polish translation of the Proxy Statement will be published in the form of a current report (see Section 6.2.1.3 above).

6.2.2	Obligations and restrictions imposed upon shareholders under FBCA

6.2.2.1	Restriction on transfer of shares

Pursuant to the FBCA the articles of incorporation, the bylaws, an agreement among shareholders, or an agreement between shareholders and the corporation may impose restrictions on the transfer or registration of the transfer of shares of the corporation. A restriction does not affect shares issued before the restriction was adopted unless the holders of such shares are parties to the restriction agreement or voted in favor of the restriction.

A restriction on the transfer or registration of the transfer of shares is valid and enforceable against the holder or a transferee of the holder only if the restriction is authorized under the FBCA (for any reasonable purpose) and its existence is noted conspicuously on the front or back of the certificate or is contained in the information statement with respect to shares without certificates. Unless so noted, a restriction is not enforceable against a person without knowledge of the restriction.

Neither the Articles of Incorporation nor the Bylaws provide for any restrictions on the transfer or registration of the transfer of shares. There are no agreements between the Company and its shareholders, and the Company is not aware of any agreements between its shareholders that restrict the transfer of shares. The Company has not instituted any restrictions on the registration of the transfer of its shares.

6.2.2.2	Transactions between shareholders and the Company

Under the FBCA, certain transactions, including, without limitation, a merger, consolidation, certain sales of assets, certain sales of shares, a liquidation or a dissolution, involving a corporation and a holder of more than 10% of the outstanding shares (an “interested shareholder”) generally must be approved by two-thirds of the outstanding shares other than those shares owned by the interested shareholder. These requirements do not apply if: (1) the business combination has been approved by a majority of the disinterested directors; (2) the corporation has not had more than 300 shareholders of record at any time during the three years preceding the announcement of the business combination; (3) the interested shareholder has been the beneficial owner of at least 80% of the outstanding shares for at least five years before the announcement date; (4) the interested shareholder is the owner of at least 90% of the voting shares, excluding any acquired through a transaction not approved by a majority of the disinterested directors; or (5) the consideration paid to the holders of acquired shares is at least equal to certain fair price criteria.

6.2.2.3	Obligations of shareholders

The Shares do not result in any obligations being imposed upon shareholders.

6.2.3	Certain rights and obligations of acquirors of shares in a listed company under the U.S. Securities Exchange Act; U.S. Securities Act

The regulation of acquisitions of shares in a listed company is generally a matter for the federal securities laws of the U.S.A., in particular, the provisions of the U.S. Securities Exchange Act, and the rules and regulations of the U.S. SEC promulgated thereunder, commonly known as the Williams Act, and related state laws provisions.

A person who intends to acquire shares in a listed company generally is not subject to any prior consent requirement from any federal or state authority other than in certain cases: (1) compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (2) comments of the U.S. SEC on tender offer materials in case of cash tender offers, (3) comments of the U.S. SEC on exchange offer materials and approval of the related prospectus in the case of stock for stock exchange offers, (4) related provisions of state takeover and securities laws and (5) other consents as required by stock exchange rules, state corporate law or federal law relating to U.S. national security interests and regulated industries.

In certain circumstances, filing and notification requirements may apply following acquisitions of substantial percentages of shares. As an initial matter, any person who beneficially owns more than 5% of a class of equity voting securities registered under the U.S. Securities Exchange Act (a “class”) must file a statement on Schedule 13D with the U.S. SEC within ten days and send copies of such statement to the issuer and to the exchange on which the equity securities are listed. Schedule 13D is primarily intended to provide stockholders of an issuer and the marketplace in general with material information about actual and potential changes in voting control. It calls for extensive information as to the identity and background of the acquiror, the purpose and funding of the acquisition and the acquirer’s plans, agreements and understandings regarding the issuer.

If the acquiring person is a specified institutional investor or meets certain other requirements, however, it may file an alternative form (Schedule 13G) which requires less information then a Schedule 13D within 45 days after the end of the calendar year in which the acquisition takes place, provided that at the end of such calendar year the acquiring person continues to beneficially own at least 5% of a class. If the institutional investor has acquired more than 10%, however, it must file its Schedule 13G within ten days of the acquisition. Schedule 13G is designed to provide information about significant ownership interests in publicly-owned issuers, rather than changes in control, both to investors and to the U.S. SEC and other governmental authorities.

Amendments to an initial statement on Schedule 13D must be made promptly after any material change in the facts set forth in the initial statement including, without limitation, any increase or decrease in beneficial ownership in an amount equal to 1% or more of the class of equity securities. Amendments to Schedule 13G as a result in changes in the percentage ownership of the class of equity securities need to be made only annually, unless the person’s ownership exceeds 10% of the class, in which case an amendment must be filed within 10 days after the end of the month in which such threshold was exceeded.

Schedules 13D and 13G are the most frequently filed forms under the Williams Act and related sections of the U.S. Securities Exchange Act (Sections 13(d)-(g) and 14(d)-(f)), because one of these Schedules must be filed and updated as appropriate by every beneficial owner of more than 5% of any class of voting equity securities registered under the U.S. Securities Exchange Act. The operative regulatory provisions governing Schedules 13D and 13G are set forth in Sections 13(d) and (g) of the U.S. Securities Exchange Act and in U.S. SEC Regulations 13D-G (Rules 13d-1 through 13d-7). In particular, specifically for the purposes of Sections 13(d) and (g) of the U.S. Securities Exchange Act and Schedules 13D and G, a beneficial owner of a security is defined as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares (1) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (2) investment power, which includes the power to dispose, or to direct the disposal of, such security.

In addition to the foregoing, if a person becomes the beneficial owner of more than 10% of a class of equity securities registered under the U.S. Securities Exchange Act, such person must file an initial statement of beneficial ownership on Form 3 within ten days after the end of the month in which such threshold was reached or exceeded. Any changes to the initial beneficial ownership must thereafter be reported on Form 4 within two business days after the change occurs.

Tender offer and exchange offer documentation is prescribed by the Williams Act and is subject to review and comment by the U.S. SEC and in certain circumstances, state securities laws regulators. Certain open market and/or de minimis purchases of listed shares are not subject to the rules and regulations of the U.S. Securities Exchange Act generally relating to tender and exchange offers.

As indicated in Section 6.1 above, the above regulations are applicable in the case of investors trading in the Shares on the WSE and/or the Foreign Exchanges.

See also Sections 1.2 and 1.3 above and Section 12 below.

THE FOREGOING DISCUSSION IS ONLY A GENERAL OVERVIEW OF CERTAIN PROVISIONS OF THE U.S. SECURITIES EXCHANGE ACT RELATING TO THE ACQUISITION OF SHARES AND DOES NOT PURPORT TO BE COMPLETE AND DOES NOT CONSTITUTE LEGAL ADVICE.

6.3	Obligations under U.K. laws

The comparable provisions of U.K. law to those U.S. laws discussed in Section 6.2.3 above will not be applicable to an acquisition of IVAX shares.

6.4	Rights, Obligations and Restrictions relating to trading in securities under Polish law

6.4.1	Polish Securities Act

Trading in the Shares in Poland is subject to the regulations contained in the Securities Act and secondary regulations. A general overview of these regulations is presented in this section.

6.4.1.1	Authorization of shareholders

Pursuant to the Securities Act, securities admitted to public trading in Poland are converted into book-entry form and registered in securities accounts maintained for individual shareholders by authorized brokers (brokerage houses, custodian banks). Pursuant to Article 67 Section 4 of the Securities Act, share certificates representing securities admitted to public trading in Poland have no legal existence in Poland. Therefore, no certificates evidencing the Shares will be issued to holders of the Shares in Poland. According to Article 10 of the Securities Act, an IVAX shareholder whose IVAX Shares are registered on their securities account maintained in Poland may obtain a registered deposit certificate. The broker maintaining the securities account should issue a registered deposit certificate at the request of the account holder. Pursuant to Article 11 of the Securities Act, a deposit certificate confirms the title to exercise all rights arising from the securities which are not or cannot be exercised purely on the basis of entries in a securities account. At the same time, investors should note that the rights vested by the Shares are not executed with the use of a deposit certificate. The said Article 11 of the Securities Act, authorizing a shareholder to exercise certain of its rights with the use of a deposit certificate, is a Polish corporate law regulation which should not apply to a U.S. company.

6.4.1.2	Obligations relating to the disclosure of large blocks of shares

Scope of the Securities Act

The main obligations related to the holding and acquisition of large blocks of shares in a public company as defined in the Polish Securities Act are described below. As indicated in Section 6.1 above the scope of application of the Securities Act to the acquisition and holding of significant blocks of Shares of the Issuer is not entirely clear. It is recommended to seek legal advice prior to acquiring any significant block of Shares or entering into any agreement with other shareholders with respect to exercising voting rights vested by a significant blocks of Shares.

The entities subject to obligations relating to the acquisition of significant blocks of shares

The obligations set forth in the Securities Act relating to the acquisition of significant blocks of shares are imposed on any entity that acquires or intends to acquire or dispose of shares in a public company.

Pursuant to Article 158a Section 1 of the Securities Act: (a) the acquisition, disposal or holding, by a direct or indirect subsidiary, of shares in a public company or depository receipts issued in connection with such shares, will be construed as the acquisition, disposal or holding of such shares or depository receipts by the parent company; (b) depository receipts issued in connection with shares in a public company will be construed to be securities carrying voting rights on such a number of the company’s shares as the holders of the depository receipts may obtain by trading their depository receipts for such shares.

Pursuant to Article 158a Section 2 of the Securities Act, the performance of a legal transaction by a subsidiary or the occurrence of any other legal event in relation to such entity will lead to obligations, as specified in this Chapter III, also on the part of its parent company, provided that the change in the proportion of the votes held that results from such actions or events is subject to such obligations.

Pursuant to Article 158a Section 3 of the Securities Act, the obligations set forth in the provisions concerning the acquisition of significant blocks of shares that are generally imposed on an entity that acquires or intends to acquire shares, are also imposed: (a) jointly upon all entities bound by a written or oral understanding regarding the joint acquisition of shares in such public company or the depository receipts issued in connection therewith, or voting in concert at the shareholders’ meeting of such company regarding issues which are material thereto; or a joint and long-term policy with regard to the management of such company, even if only one of the subsidiaries has taken or intends to take action which would give rise to the said obligations, in which case the obligations will be performed by either party to the agreement, as designated thereby; (b) on an investment fund, if the threshold of the number of votes defined in such regulations is reached or exceeded as a result of the acquisition, disposal or holding of shares or depository receipts jointly by: other investment funds managed by the same investment fund company; or other investment funds which were incorporated outside Poland and which are managed by the same entity; (c) on an entity which reaches or exceeds the threshold of the number of votes defined in such regulations, as a result of the acquisition, disposal, or holding of shares or depository receipts (aa) by a third party acting on its own behalf but to the order or to the benefit of such an entity, exclusive of the shares acquired in connection with the activities referred to in Article 30 Section 2 Item 2 of the Securities Act, (bb) as part of the activities referred to in Article 30 Section 2 Item 4 of the Securities Act with regard to the shares comprising the managed securities portfolio which entitle the company managing the portfolios to exercise the voting rights at the general shareholders’ meeting on behalf of the parties for whom the securities portfolio is managed, (cc) by a third party with whom such an entity entered into an agreement involving a conveyance of the voting rights; and (d) on entities that enter into an agreement referred to in item (a) above, holding shares in a public company which jointly attain or exceed a threshold of the total number of votes set forth in the Chapter of the Securities Act providing the regulations relating to the acquisition of significant blocks of shares.

The obligations referred to in the aforementioned regulations are also triggered if the voting rights are attached to (a) securities held as collateral, except if the beneficiary of the collateral has the right to exercise voting rights and declares an intention to do so (in which case the voting rights are deemed to be vested in the beneficiary of the collateral); (b) shares with voting rights vested personally and for life to a certain designated person; and (c) securities deposited or registered with an entity for its discretionary management.

Mandatory disclosure of changes in the property of a public company

Pursuant to the provisions of Article 147 Section 1 of the Securities Act, anyone that, as a result of the acquisition of shares in a publicly-traded company, has reached or exceeded 5% or 10% of the total votes at the general shareholders’ meeting, or that held shares in a publicly-traded company conferring the right to at least 5% or 10% of the total votes prior to their disposal, and as a result of such a disposal holds a number of shares conferring the right to no more than 5% or 10%, respectively, of the total vote, is required to notify PSEC and a company of this fact within four days from the date on which a relevant entry is made in the securities account, or from the date on which the shareholder becomes aware of the event which resulted in the change of its percentage of votes.

Pursuant to Article 147 Section 2 of the Securities Act, the requirement to notify the PSEC and the company also applies to an acquisition or disposal of shares which changes the number of votes held by a shareholder that held over 10% of the total vote prior to such acquisition/disposal by at least 2% of the total votes at the general shareholders’ meeting. This obligation arises in the case of a single transaction as well as a series of transactions. In addition, pursuant to Article 147 Section 4 of the Securities Act, the requirement to notify PSEC and the company also applies to any entity which, as a result of an acquisition of shares in a publicly-traded company, has reached or exceeded 25%, 50% and 75% respectively of the total votes, or as a result of a disposal, such entity became a holder of shares conferring the right to no more than 25%, 50% and 75% respectively of the total votes.

The notification should include information on the number of currently-held shares, their percentage share in the company’s share capital, the number of votes at the general shareholders’ meeting and their share in the total votes. In addition, the notification on reaching or exceeding 10% of the total vote at the general shareholders’ meeting should include information on the intention to increase the shareholding further in the publicly-traded company within 12 months from the delivery of the notification, and on the purpose of such an increase. On each occasion a shareholder changes the intention or the purpose within 12 months from the delivery of the notification, and at any time thereafter, it is required to notify promptly the PSEC and the company of this fact.

Pursuant to Article 150 of the Securities Act, the requirement which follows from Article 147 thereof applies accordingly to an acquisition or disposal of bonds convertible into shares, depository receipts, and other securities carrying a right or obligation to acquire shares in a publicly-traded company.

Obligation to obtain PSEC approval

In accordance with the provisions of Article 149 of the Securities Act, an acquisition of shares or depository receipts issued in connection with such shares, in a number causing the buyer to reach or exceed 25%, 33% or 50%, respectively, of the total vote at the general shareholders’ meeting, requires the approval of the PSEC, issued at the request of the acquiring entity. Within 14 days from the date of such request, the PSEC may refuse its approval for such acquisition if it would violate the legal regulations or threaten the material interests of the state or national economy. Furthermore, the PSEC may refuse to grant approval if in the 24 months preceding the submission of such request, the applicant failed to perform or improperly performed the obligations provided for in Articles 147 and 150 of the Securities Act. If approval is granted, the PSEC sends the information to PAP.

In accordance with the provisions of Article 149 Section 2 of the Securities Act, PSEC approval is not required in cases in which the acquired shares of a public company are acquired pursuant to an agreement regarding the establishment of a financial security concluded by authorized entities pursuant to the provisions of the Act on Certain Forms of Financial Security of April 2, 2004 (Dz. U. 2004.91.871).

Obligation to acquire shares by way of a public tender offer for sale or exchange of shares

Pursuant to the provisions of Article 151 Section 1 of the Securities Act, an acquisition of shares on the secondary market within a period of less than 90 days registered in public trading or depository receipts issued in connection with such shares, in a number conferring the right to at least 10% of the total vote at the general shareholders’ meeting, may only be effected by way of a tender offer for the sale or exchange of shares. The manner of announcing such tender offer and the conditions of acquiring shares as a result thereof are provided for in the Directive of the Council of Ministers, dated July 17, 2001, on forms of tender offers to subscribe for the sale or exchange of shares in a publicly traded company, detailed rules of their announcement and conditions of the acquisition of shares following such offers (Dz. U. 2001.86.941). A tender is announced upon the establishment of security equal to 100% of the value of the shares to be acquired. The security should be evidenced with a certificate issued by a bank or other relevant organization. According to Article 152 Section 1, the tender is announced and conducted through a brokerage house or a bank conducting brokerage activities, which is obliged to inform the PSEC and the companies running the stock exchange. The price offered in the tender must not be lower than the minimum price calculated pursuant to Article 155 of the Securities Act.

Obligation to announce a tender for the sale of shares

Pursuant to the provisions of Article 154 of the Securities Act, any entity that, as a result of an acquisition of shares or depository receipts issued in connection with such shares, becomes a shareholder in a publicly-traded company holding over 50% of the total vote at the general shareholders’ meeting, is required to announce a tender offer for the remaining shares in the company, or, before exercising the voting rights attached to the shares, to dispose of a portion of its shareholding so that its shares confer the right to no more than 50% of the total vote at the general shareholders’ meeting. The price offered in the tender must not be lower than the minimum price calculated pursuant to Article 155 of the Securities Act.

Sanctions relating to a breach of the provisions regarding the acquisition of significant blocks of shares

Exercising the voting rights attached to shares acquired in contravention of the provisions of Articles 147, 149, 151 and 151 of the Polish Securities Act is not permitted. A failure to comply with the obligation referred to in Article

154 of the Polish Securities Act renders the exercise of voting rights attached to all shares held by a shareholder ineffective. Furthermore, a person that fails to submit the notifications provided for in Article 147 Sections 1 and Section 2, or fails to fulfill the obligations provided for in Article 149 (obligation to obtain PSEC approval) or 154 (obligation to announce a tender), is liable to a fine of up to PLN 1,000,000. The same fine is imposed on a person that acquires shares in breach of the provisions of Article 151 Section 1 (obligation to announce tender) or 2 (obligation to establish security) of the Securities Act, announces a tender in breach of the provisions of Article 155 Section 2 (mandatory intermediary of a broker, mandatory notifications) or unlawfully rescinds an announced tender.

6.4.1.3 Regulated	Market Trading Obligation

Unless the Polish Securities Act provides otherwise, and insofar as trading in the Shares is regulated by the Securities Act, the Shares, following their admission to public trading, may only be traded on the regulated market through the intermediary of any companies or banks conducting brokerage activities, foreign investment companies or foreign legal persons, as referred to in Article 52, Section 2 of the Securities Act, which conduct brokerage activities within Poland (Article 5, Section 1, Item 2). The exemptions include, inter alia, any transactions concluded with respect to the Shares on any foreign regulated market (as provided in Article 5, Section 3 of the Securities Act).

Insofar as trading in the Shares is regulated by the Securities Act, the prior consent of the PSEC is generally required for any transfer of the Shares to be completed outside the regulated market (Articles 92 and 93), unless such transfer outside the regulated market is admissible under any other exemption from the regulated market trading obligation provided for in Article 89 of the Securities Act.

6.4.2	Foreign Exchange Law

According to the Foreign Exchange Law, Polish investors that acquire shares in companies with their registered office in any OECD member state are not required to obtain foreign exchange permits. As the U.S.A. is a party to the OECD Convention, the Shares may be acquired by Polish investors without obtaining a foreign exchange permit.

6.5	Performance of disclosure obligations. Corporate governance

6.5.1	Disclosure requirements under Polish law

According to § 46a of the Ordinance of the Council of Ministers of October 16, 2001 regarding current and periodic information to be submitted by issuers of securities (Dz. U. 2001.139.1569, as amended), for the purposes of the Issuer, compliance with the reporting requirements set forth in the aforementioned ordinance means the publication in Poland of current and periodic reports disclosed by the Issuer on the markets on which its shares are publicly traded or listed.

Pursuant to Article 81d of the Securities Act, owing to the fact that IVAX is obliged to release periodic information for a period other than the fiscal year in Britain, the PSEC is obliged to approach the relevant British supervisory body forthwith to determine that in Poland and Britain, disclosure shall apply to the content of periodic information within the scope required by the provisions of law in force in the country in which the Issuer’s shares were first admitted to official listing.

Current and periodic reports will be published in Poland concurrently with the disclosure thereof on the foreign markets on which the Issuer’s securities are listed, that is the Amex and the LSE. The Issuer’s current and periodic reports will be published in Poland in English, and will be accompanied by a brief summary in Polish. The periodic reports will contain tabular information regarding the financial position of the Issuer’s Group translated into Polish. The full contents of the current and periodic reports translated into Polish will be published by the Issuer as soon as practicable, but in no event later than five days for current reports and three weeks for periodic reports.

Investors should be aware that, in certain respects, the scope of IVAX’s reporting obligations materially differs from the scope of the reporting obligations imposed on local issuers. Investors should take this into consideration when making investment decisions regarding the Shares.

6.5.2	Disclosure requirements under the U.S. Securities Exchange Act

IVAX has registered securities with the U.S. SEC pursuant to Section 12(g) of the U.S. Securities Exchange Act and is therefore a public company. Section 15(d) of the U.S. Securities Exchange Act imposes a duty on all public companies to file periodic information as required by Section 13 of the U.S. Securities Exchange Act. Section 13(a), in turn, requires among other things that public companies file annual and quarterly reports as specified by the U.S. SEC. The U.S. SEC further requires, in the rules promulgated under Section 13, that public companies file annual reports (Rule 13a-1), quarterly reports (Rule 13a-13) and current reports (Rule 13a-11) in the forms specified and by the dates specified in such forms. With regard to the Annual Report on Form 10-K, based on new U.S. SEC regulations, IVAX is required to file it within 60 days after the end of the fiscal year for all fiscal years ending after December 15, 2004. However, the U.S. SEC has proposed delaying the implementation of this requirement for one year, and if the proposal is adopted, which is likely to occur by the end of 2004, the Form 10-K filing deadline will remain 75 days for one more year. With regard to Quarterly Reports on Form 10-Q, IVAX is required to file such reports by 40 days after the end of each quarter in 2004, and by 35 days after the end of each quarter in 2005 and beyond. However, if the proposal referred to above is adopted, the deadline for filing 10-Qs will remain at 40 days after the end of each quarter in 2005, and will become 35 days for the quarters in 2006 and beyond. Current Reports on Form 8-K must be filed within four business days after the event triggering a filing requirement. The list of matters required to be disclosed on Form 8-K is attached to this Prospectus as Exhibit 10.

There are no disclosure requirements under Florida state law.

6.5.3	Amex disclosure requirements

Section 401 of the American Stock Exchange Company Guide sets forth a general policy that listed companies must make “immediate public disclosure of material information in a manner designed to obtain the widest possible public dissemination”. Section 1101 of the Company Guide sets forth a list of documents (including periodic reports to the U.S. SEC) that must also be filed with the Amex. However, electronic filing with the U.S. SEC is deemed to satisfy the Amex’s requirements.

6.5.4	LSE disclosure requirements

In general, Chapter 17 of the United Kingdom Listing Authority (“UKLA”) Rules sets forth the continuing obligations (including disclosure requirements) for foreign companies listed on the LSE. It has been practice to provide to the LSE with copies of all documents filed with the U.S. SEC, and to disseminate IVAX press releases to the LSE.

6.5.5	Press releases

In addition to the formal disclosure requirements described above, the Issuer, as with all U.S. companies, frequently issues press releases to disseminate information that may not be legally required to be filed with the U.S. SEC. Among other things, dividends (including stock dividends) are announced through press releases.

All press releases will be simultaneously provided to all stock exchanges on which the Issuer’s stock is traded (in the case of the WSE, the Issuer plans to publicize its press releases through PAP). The press releases will be available in PAP in English and will be translated into Polish as soon as practicable thereafter.

In addition, press releases relating to the exercising of shareholders’ rights by investors trading in Shares on the WSE will be disclosed by the filing of the translation of a relevant press release in a current report filed with the PSEC, WSE and PAP.

6.5.6	Corporate governance

IVAX fully complies with the corporate governance rules set forth in the American Stock Exchange Company Guide (available at: http://wallstreet.cch.com/AmericanStockExchangeAMEX/AmexCompanyGuide/default.asp).

When making its application for the admission of the Shares to the WSE, IVAX will make a statement as to its compliance with the WSE Best Practices in Public Companies. Such statement will be available on the WSE’s website at (http://www.gpw.com.pl).

7	Information regarding the taxation of income related to holding and trading in the Shares admitted for public trading

For the avoidance of doubt, all references to the Shares presented in the following Section pertain also to the Offered Shares.

The information presented below is of a general nature and should not constitute the sole basis for evaluating the tax consequences in making any investment decisions. Potential investors are urged to consult their tax advisors, attorneys or legal counsels. As regards U.S. taxation (see Section 7.2 below), investors are urged to consult U.S. advisors. Additionally, please note that the information presented below has been prepared based on the legal statutes as of September 1, 2004.

7.1	Polish Income Tax Considerations

7.1.1	Taxation of income on the disposal of Polfa Kutno shares as a result of the Exchange Offer

From the tax point of view, the exchange of Polfa Kutno shares to IVAX shares will be perceived as a form of disposal thereof. Therefore, such transaction will be taxed under the rules governing the taxation of a disposal of shares for consideration, as described below.

7.1.1.1 Polish	corporate shareholders

Income from a disposal of shares for consideration generated by corporate entities, companies in statu nascendi, non-corporate organizations (other than civil law partnerships, general partnerships, professional corporations, limited liability partnerships and partnerships limited by shares) with their registered office or place of management in Poland will be subject to taxation at the standard tax rate of 19%, together with other income generated during the fiscal year, pursuant to Article 19 Section 1 of the CIT Act.

Revenue is the value of IVAX shares obtained under the exchange, reduced by the costs of the exchange. However, it should be noted that if this value differs significantly from the market value of the shares without a reasonable justification of such difference, the tax authority may question it. The tax deductible costs related to such revenue are the expenses incurred to acquire Polfa Kutno shares. Additionally, it should be noted that if any fractional shares, which cannot be exchanged for full shares, arise from the calculations of the number of IVAX shares to be issued in exchange for the Polfa Kutno shares, and such fractional shares are paid in cash to the Polfa Kutno shareholders, such amounts should be included in the calculation of income on the disposal of Polfa Kutno shares for consideration.

7.1.1.2 Polish	individual shareholders

Article 30b of the PIT Act provides for the possibility to apply a flat 19% tax rate to income from the disposal of securities for consideration, provided that the income was generated in Poland. The law does not specify situations in which income is deemed to be generated in Poland, although according to the interpretations of the Ministry of Finance the income from, for example, a disposal of shares on the WSE for consideration is deemed to be gained in Poland. Similarly, it may be claimed that income gained on an exchange of shares effected in Poland through a public tender involving KDPW should be considered as generated in Poland and taxed pursuant to Article 30b of the PIT Act, however, investors are urged to seek advice in this respect from a tax advisor, attorney or legal counsel. If this provision does not apply, such income shall be subject to the general rules of taxation set forth in the PIT Act. In particular, such income will be taxed with progressive tax rates (19%, 30%, 40%) together with other income generated during the fiscal year. In addition, Article 30b of the PIT Act shall not apply if the disposal is effected as part of the business activities conducted by such taxpayer.

According to publicly available information, the Sejm (the lower house of the Polish Parliament) has received draft amendments to the PIT Act according to which Article 30b will no longer refer to the territory of the Republic of Poland. This would mean that the flat 19% tax rate would apply to any income from the disposal of securities, wherever it occurs. However, at present it is difficult to predict whether or how the draft will actually be implemented.

Income is calculated as the difference between revenue (the total value of the shares obtained as a result of the exchange reduced by the expenses incurred in relation thereto), and the tax deductible costs, i.e. the expenses incurred for the acquisition of the Polfa Kutno shares. It should be noted that if the value of the shares obtained as a result of the exchange differs significantly from the market value without reason, the tax authority may question it. Additionally, it should be noted that if any fractional shares, which cannot be exchanged for full shares, arise from the calculations of the number of IVAX shares to be issued in exchange for the Polfa Kutno shares, and such fractional shares are paid in cash to the Polfa Kutno shareholders, such amounts should be included in the calculation of income on the disposal of Polfa Kutno shares for consideration.

With respect to individuals whose income from the disposal of shares is taxed at the 19% tax rate pursuant to Article 30b of the PIT Act, under Article 45 Section 1a of the PIT Act, after the fiscal year-end such taxpayers are required to report in a separate tax return income generated during the year from the disposal of securities for consideration (pursuant to Article 17 Section 1 Item 6 of the PIT Act revenue on the sale of securities is the revenue due, even if not earned, which affects the cut-off date for the income classification), and calculate the tax payable. In this situation, no obligation exists to pay tax advances during the fiscal year. Such an obligation may arise if income from the disposal of Polfa Kutno’s shares is taxed at progressive tax rates. Pursuant to Article 40 of the PIT Act, the taxpayers referred to in Articles 31, 33, 34, 35 thereof (being mostly persons obtaining income from employment or pensions) obtaining other income on which the tax remitters are not obliged to collect tax advances, are obliged to pay advances against the tax payable on such income under the principles set forth in Article 44 Section 3a of the PIT Act. Pursuant to this regulation, monthly advances are paid at the level of 19% for the months in which the income was generated, by 20th day of the following month and, with respect to income for December, by the final deadline for the submission of the annual tax return. The significance and scope of the application of Article 40 of the PIT Act is not, however, quite clear; therefore, it is advisable to seek the advice of a tax advisor, attorney or legal counsel in this respect.

7.1.1.3 Foreign	shareholders

Foreign shareholders whose registered office (place of management) or domicile is not located in Poland are subject to taxation in Poland on the disposal of the shares only with respect to the income earned in Poland (Article 3 Section 2a of the PIT Act and Article 3 Section 2 of the CIT Act). However, in addition to the Polish regulations, the principles of taxation of foreign shareholders will be based on the respective double taxation treaties signed by Poland, as well as respective regulations of the state in which the shareholder has its registered office (place of management) or domicile. Typically, double taxation treaties provide that income on a disposal of shares may only be taxed in the country in which the seller has its registered office or is domiciled.

7.1.2	Taxation of income relating to holding the Shares

7.1.2.1 Polish	corporate shareholders

Dividends and other income actually earned on shares by corporate entities and companies in statu nascendi, as well as non-corporate organizations (other than civil law partnerships, general partnerships, professional corporations, limited liability partnerships and partnerships limited by shares) with their registered office or place of management in Poland will be subject to the general rules of taxation based on the CIT Act, in particular at the tax rate of 19%, together with other income generated during that fiscal year.

According to U.S. regulations, income on dividends may also be taxed in the USA at the basic dividend tax rate of 30% - for more details, see Section 7.2.2.2 below. However, the Convention of October 8, 1974 between the Government of the United States of America and the Government of the Polish People’s Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (Dz. U. of 1976 No 31 Item 178; hereinafter referred to as the “Double Tax Treaty”) provides that dividends payable by a company with its registered office in the U.S.A. to a corporation with its registered office in Poland may be taxed in the U.S.A., but such tax cannot exceed 5% of the gross dividend where the recipient is a corporate entity holding not less than 10% of the voting shares, or 15% of the gross dividend in all other situations. This reduced tax rate set forth in the treaty is contingent on certain formal conditions as described in Section 7.2.2.2 below.

It should be noted that in relation to the payment of taxes in the U.S.A., the method of preventing double taxation by crediting the tax paid in U.S.A. against Polish tax liability will apply. The Double Tax Treaty provides, however, that such amount would be credited in accordance with the provisions of Polish law and in observance of any limitations provided therein. Polish regulations impose certain limitations whereby the amount of tax credit may not exceed the portion of the amount of Polish tax calculated prior to the tax withholding, which corresponds, on a pro-rata basis, to the income generated in a foreign country (Article 20 Section 1 of the CIT Act). In other words, the amount of tax withheld in the U.S.A. which may be credited towards the tax payable in Poland, should not exceed the amount of tax that would be payable, on a pro-rata basis, on such portion of income were such income subject to taxation in Poland on generally applicable terms. Therefore, the limitation is of practical importance in the situation in which income on dividends is subject to taxation in any foreign country at any tax rate that is higher than that applicable in Poland.

The above principles will not apply where the dividend recipient has its registered office in Poland and has a permanent establishment in U.S.A. (a fixed place of business through which the business of an enterprise is wholly or partly carried on) and the shares on which the dividend is paid are actually owned by such establishment. In such event, dividends may be taxed in the U.S.A. as permanent establishment revenue and will not be subject to tax in Poland.

7.1.2.2 Polish	individual shareholders

Dividends and other income actually earned on shares by individuals domiciled in Poland will be taxed pursuant to the general regulations set forth in the PIT Act; that is, in particular it will be taxed at the basic progressive tax rates (19%, 30%, 40%) together with other income generated during that fiscal year. Pursuant to Article 30a of the PIT Act, the 19% flat rate tax may be charged on dividends where income is generated in Poland. The law does not specify situations in which income is deemed to be generated in Poland; however, according to the interpretations of the Ministry of Finance, income on dividends paid by companies with their registered office outside Poland cannot be deemed to be gained in Poland.

Pursuant to Article 41 Section 4 of the PIT Act, tax on income taxed in accordance with Article 30a of the PIT Act is collected by a tax remitter, i.e. a natural person, legal person or an non-corporate organization that pays or makes available to the taxpayer money or pecuniary values earned as income taxed at a flat-rate tax. In the past, the Ministry of Finance expressed a view in its interpretations that brokerage houses should be treated as tax remitters. In the case of income taxed at the progressive tax rates, the regulations do not require the tax remitter to withhold tax. However, the taxpayer may be required to pay tax advances during the fiscal year. Pursuant to Article 40 of the PIT Act, the taxpayers referred to in Articles 31, 33, 34, 35 thereof (being mostly persons obtaining income from employment or pensions) obtaining other income on which the tax remitters are not obliged to collect tax advances, are obliged to pay advances against the tax payable on such income under the principles set forth in Article 44 Section 3a of the PIT Act. Pursuant to this regulation, monthly advances are paid at 19% for the months in which the income was generated, by the 20th day of the following month and, with respect to income for December, by the final deadline for the submission of the annual tax return. The significance and scope of the application of Article 40 of the PIT Act is not, however, quite clear; therefore, it is advisable to seek the advice of a tax advisor, attorney or legal counsel in this respect.

According to publicly-available information, the Sejm (the lower house of the Polish Parliament) has already received draft amendments to the PIT Act according to which Article 30a will no longer refer to the territory of the Republic of Poland. This would mean that the flat 19% tax rate would apply to all dividends, regardless of their geographical origin. However, at present it is difficult to predict whether or how the draft will actually be implemented.

If the above amendments to the PIT Act, as included in the draft, come into force, any income on dividends earned outside Poland will be subject to Article 30a Section 1 of the PIT Act. The draft does not stipulate any amendment to Article 41 Section 4 of the PIT Act, therefore the obligation to withhold and pay income tax should, theoretically, continue to be placed on the tax remitter. However, the new Article 45 Section 3b, as included in the draft, provides that if the tax is not collected by the tax remitter, the income referred to in Article 30a of the PIT Act should be reported in the annual tax return, on general terms. Bearing in mind that such tax remitters would be non-Polish tax residents, it may be concluded that the legislation is intended to impose the obligation to pay the tax directly upon the tax payer, without the remitter intermediating.

According to U.S. regulations, dividend revenue may also be taxed in the USA; the basic dividend tax rate is 30%. For more details see Section 7.2.2.2 below. However, the Double Tax Treaty provides that dividends payable by a company with its registered office in the U.S.A. to a natural person domiciled in Poland may be taxed in the U.S.A., but such tax cannot exceed 15%. This reduced tax rate set forth in the treaty is contingent on certain formal conditions, described in Section 7.2.2.2 below.

It should be noted that in relation to the payment of taxes in the U.S.A., the method of preventing double taxation by crediting the tax paid in the U.S.A. against Polish tax liability will apply. The Double Tax Treaty provides, however, that such amount would be credited in accordance with the provisions of Polish law and in observance of any limitations provided therein. Polish regulations impose certain limitations whereby the amount of tax credit in respect of tax paid in a foreign country may not exceed the Polish portion of the amount of Polish tax calculated prior to the tax withholding, which corresponds, on a pro-rata basis, to the income generated in that foreign country (Article 27 Section 9 of the PIT Act). In other words, the amount of tax withheld in the U.S.A. which may be credited towards the tax payable in Poland, should not exceed the amount of tax that would be payable, on a pro-rata basis, on such portion of income were such income subject to taxation in Poland on generally applicable terms. Hence, this limitation is of practical importance in the situation in which income on dividends is subject to taxation in any foreign country at any tax rate that is higher than that applicable in Poland.

The above principles will not apply where the dividend recipient is domiciled in Poland and has a permanent establishment in the U.S.A. (a fixed place of business through which the business of an enterprise is wholly or partly carried on), and the shares on which the dividend is paid are actually owned by such establishment. In such event, dividends may be taxed in the U.S.A. as permanent establishment revenue and will not be subject to tax in Poland.

7.1.2.3 Foreign	shareholders

As a rule, taxes paid by foreign shareholders are subject to the relevant foreign tax regulations and international treaties between the tax residency countries of such individuals and entities and the U.S.A.

7.1.2.4 Taxation	of a split of shares

As described in Chapter III Section 6.2.1.5 and Chapter IV Section 4.1.1.4, IVAX has performed a split of shares. The example below shows in a simplified way the course of such split of shares:

•	a given person holds in its account four IVAX shares with a nominal value of one each, with each share having a market value of 25;

•	a split of IVAX shares is effected on a specified date, in such manner that each holder of four shares shall get one additional share with a nominal value of 1;

•	at the end of the operation, the given person holds five shares with a nominal value of one each, but their market value has dropped to 20 each (the decrease in the per-share market price is due to the fact that the split operation is not related in any way to an increase in the value of the IVAX’s assets attributable to a single share).

Following a stock dividend in connection with a stock split, the aggregate par value of common stock of the Issuer’s balance sheet is increased by an amount equal to the par value of the newly issued shares and the value of “capital in excess of par value” on the Issuer’s balance sheet is decreased by the same amount. In some aspects, such accounting treatment of such dividend may be compared with transfer of funds to the share capital from other capitals in terms of the CIT Act.

From the point of view of U.S. tax law, a split of shares generally is not a taxable event (see also Section 7.2.2.2). There are certain exceptions from this rule (e.g., when, instead of an additional share, a shareholder may request cash). In these situations the tax is collected on general terms either as on general income or as on capital gain (capital gains tax).

Since Polish tax law, as with private law, does not know the institution of a split of shares as described above, it is very difficult to determine the tax consequences thereof. Nevertheless, the background and the information on U.S. tax law presented above warrants some analysis regarding the potential tax treatment of the split of shares for Polish shareholders which are individuals or corporate entities.

Firstly, it should be noted that if the split of shares is carried out evenly and on the same terms for all shareholders, from the economic point of view this event does not result in any gains for such shareholders. They merely hold a larger number of shares but the market value of each share decreases, so on balance the aggregate market value of shares held does not change. Additionally, the given shareholder’s percentage share in IVAX’s share capital does not change either as all other shareholders also receive additional shares, pro-rata to the number of shares held by them at the time of the split.

It should, however, be noted that pursuant to the provisions of the PIT Act and of the CIT Act, income from participating in the profits of legal persons is considered a category of income subject to taxation. This category of income includes, apart from dividends, income which is the equivalent of amounts transferred to a share capital from other funds.

Therefore, it appears that under the PIT Act and the CIT Act, for both individuals and corporations, income which is the equivalent of amounts transferred to the share capital from IVAX’s other capitals in connection with the split of the shares, can be subject to taxation in Poland.

However, in order to assess the tax consequences of income gained by Polish shareholders, the Double Tax Treaty should also be taken into account. The treaty introduces restrictions regarding the possibility of taxing income received by tax residents of one country by another country. The use of a concrete taxation rule depends on the category of income. This means that it is necessary to determine the treaty category of income in which the income resulting from the split of IVAX’s shares should be classified.

Significantly, the Double Tax Treaty contains no provisions regarding the principles of taxing so-called “other income”, which is not listed in any of the categories mentioned in the treaty. Nonetheless, Article 5 Section 1 does envisage a general taxation rule pursuant to which a person with their place of residence or registered office in one state may be taxed by the other state only in respect of income originating from sources located in such other state. The use of the word “may” means that this regulation allows income to be taxed in the source state; however, it does not exclude taxation in the residing state of the income’s recipient.

The Double Tax Treaty does not use the term “income from participation in profits of legal persons”, nor does it define the term “dividend”. This means that these terms should be interpreted in light of the other provisions of the Double Tax Treaty. Pursuant to Article 3 Section 2 thereof, any term used in the treaty and not defined therein shall have the meaning it has under the laws of the state in which the tax is being determined, unless the context suggests otherwise. If the meaning of such term under the laws of one country is different from the meaning assigned to that term by the laws of another country, or if it is difficult to determine the meaning of such term based on the laws of one country, then the relevant Polish and U.S. authorities may determine the common meaning of the term for the purposes of this treaty, in order to prevent double taxation or achieve some other purpose. IVAX is not aware of such moves having been taken in practice in respect of the issue of a split of shares. Consequently, in order to determine the taxation in Poland, it may be assumed that the income resulting from the transfer of IVAX’s other capitals to the share capital may be treated as income from participating in the profits of legal persons. Thus, pursuant to Article 5 Section 1 of the Double Tax Treaty, such income may be subject to tax in Poland.

The taxable base should be determined on the basis of the nominal value of the shares obtained as a result of the split, as it should be assumed that this was the amount transferred to IVAX’s share capital from other capitals. Nonetheless, Polish shareholders may have limited information on the fact that IVAX’s share capital was increased as a result of amounts being transferred from other capitals thereto. As long as this concerns companies with their registered office in Poland, this does not present a problem because the tax due is withheld by the remitters, that is, the companies themselves. However, Polish tax regulations cannot obligate IVAX to act as a remitter of tax due in Poland. Therefore, in theory, it is the taxpayers themselves that should calculate and pay the tax and deliver an appropriate tax return.

It is also unclear how to proceed, from the taxation point of view, in a situation in which, as a result of a split, a shareholder would be entitled to fractions of shares and, therefore, would additionally receive cash. Bearing in mind the above comments, it seems, however, that such disbursements can be treated as income from participating in the profits of legal persons.

The uniqueness of the share split and the serious controversies on the tax treatment thereof presented above, indicate that consultations with a tax advisor, attorney or legal counsel on this matter are advisable.

7.1.3	Taxation of income from a disposal of Shares

7.1.3.1 Polish	corporate shareholders

Income from the disposal of shares for consideration earned by corporate entities and companies in statu nascendi, as well as non-corporate organizations (other than civil law partnerships, general partnerships, professional corporations, limited liability partnerships and partnerships limited by shares) with their registered office or place of management in Poland will be subject to the general rules of taxation based on the CIT Act, in particular at the standard tax rate of 19%, together with other income generated during that fiscal year, pursuant to Article 19 Section 1 of the CIT Act.

Revenue shall be understood as the value of shares expressed as their contractual price decreased by the cost of disposing of shares for consideration. It should be noted that if, without reasonable justification, the value of the shares significantly differs from their market value, the tax authority may question it. Amounts expended to acquire the shares are tax deductible costs.

7.1.3.2 Polish	individual shareholders

Article 30b of the PIT Act provides for the possibility to apply the flat 19% tax rate to income from the disposal of securities for consideration, provided that the income was generated in Poland. The law does not specify situations in which income is deemed to be generated in Poland; however, according to the interpretations of the Ministry of Finance, the income from, for example, the disposal of shares on the WSE for consideration is deemed to be gained in Poland. If this provision does not apply, such income shall be subject to the general rules of taxation set forth in the PIT Act. In particular, it will be taxed with progressive tax rates (19%, 30%, 40%) together with other income generated during the fiscal year. In addition, Article 30b of the PIT Act shall not apply if disposal of shares is effected as part of the business activities conducted by the taxpayer.

According to publicly available information, the Sejm (the lower house of the Polish Parliament) has received draft amendments to the PIT Act according to which Article 30b will no longer refer to the territory of the Republic of Poland. This would mean that the flat 19% tax rate would apply to any income from the disposal of securities, wherever it occurs. However, at present it is difficult to predict whether or how it will actually be implemented.

Income is calculated as the difference between revenue (total value of the shares based on the agreement decreased by the cost of their disposal) and the tax deductible costs, understood as the expenses incurred to acquire the shares. However, it should be noted that if the value stated as the price specified in the disposal agreement differs significantly from the market value of the shares without reasonable justification, the tax authority may question it.

With respect to individuals, whose income on the sale of shares is taxed at a 19% tax rate pursuant to Article 30b of the PIT Act, under Article 45 Section 1a of the PIT Act, after the fiscal year-end such taxpayers are required to report in a separate tax return income generated during the year from the sale of securities for consideration (revenue on the sale of securities is revenue due, even if not earned, which affects the cut-off date for the income’s classification), and calculate the tax payable. In this situation, no obligation exists to pay tax advances during the fiscal year. Such obligation may arise if income is taxed at progressive tax rates. Pursuant to Article 40 of the PIT Act, the taxpayers referred to in Articles 31, 33, 34, 35 thereof (being mostly persons obtaining income from employment or pensions) obtaining other income on which the tax remitters are not obliged to collect tax advances, are obliged to pay advances against the tax payable on such income under the principles set forth in Article 44 Section 3a of the PIT Act. Pursuant to this regulation, monthly advances are paid at the level of 19% for the months in which the income was generated, by 20th day of the following month and, with respect to income for December, by the final deadline for the submission of the annual tax return. The significance and scope of application of Article 40 of the PIT Act is not, however, quite clear, therefore, it is advisable to seek the advice of a tax advisor, attorney or legal counsel in this respect.

7.1.3.3 Foreign	shareholders

Foreign shareholders whose registered office (place of management) or domicile is not located in Poland are subject to taxation on the disposal of shares only with respect to income earned in Poland (Article 3 Section 2a of the PIT Act and Article 3 Section 2 of the CIT Act). However, in addition to the Polish regulations, the principles of taxation of foreign shareholders will be based on the respective double taxation treaties signed by Poland, as well as respective regulations of a state in which the shareholder has its registered office (place of management) or domicile. Typically, double taxation treaties provide that income on the sale of shares may only be taxed in the country in which the seller has its registered office or is domiciled.

7.2	Material U.S. federal income tax considerations

7.2.1	General

The following is a summary of the material U.S. federal income tax consequences to “U.S. Holders”, as defined below, and the material U.S. federal income and estate tax consequences to “Non-U.S. Holders”, as defined below, of the exchange and the ownership of the Issuer’s common stock. This summary is based on the currently-existing provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, interpretive rulings of the I.R.S and U.S. court decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

This summary is limited to beneficial owners that hold Polfa Kutno common stock, and that will hold the Issuer’s common stock received in exchange therefore, as “capital assets” (generally, property held for investment). Moreover, this summary does not discuss all aspects of U.S. federal income and estate taxation that may be important to beneficial owners in light of their particular circumstances or the U.S. federal income tax consequences to beneficial owners subject to special treatment under U.S. federal income tax law, such as banks and other financial institutions, insurance companies, dealers in securities, traders who have elected mark-to-market accounting, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, persons owning, actually or constructively, alone or with one or more related persons, 10 % or more of the voting power of all classes of shares of Polfa Kutno at any time during the five years preceding the exchange, certain former citizens or former long-term residents of the U.S.A., partnerships or other pass-through entities, persons who hold (or will hold) shares as part of a “straddle”, “hedging”, “conversion”, or other risk reduction transaction for U.S. federal income tax purposes, persons who acquired their shares upon the exercise of employee stock options or otherwise as compensation, or U.S. Holders who have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This discussion also does not consider the U.S. federal gift tax consequences, or U.S. state or local or non-U.S. tax consequences, of the exchange or the holding of the Issuer’s common stock. Each U.S. Holder and Non-U.S. Holder is urged to consult its own tax advisor about the U.S. federal, state and local income tax consequences of the exchange and the holding of the Issuer’s common stock. This discussion assumes that Polfa Kutno is not, and has never been, a passive foreign investment Company (“PFIC”) for U.S. federal income tax purposes. The I.R.S. may not agree that Polfa Kutno is not and has not been a PFIC. If it were determined that Polfa Kutno is or has been a PFIC, the U.S. federal income tax consequences of the exchange would differ from those described below, and may be materially adverse to U.S. Holders.

As used herein, the term “U.S. Holder” means a person who beneficially owns Polfa Kutno common stock, or who will beneficially own the Issuer’s common stock received in exchange therefore, and who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.A.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S.A., any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (a) if a court within the U.S.A. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (b) if, in general, it was in existence on August 20, 1996, was treated as a U.S. person under the Internal Revenue Code on the previous day, and elected under applicable Treasury regulations to continue to so be treated.

As used herein, the term “Non-U.S. Holder” means a beneficial owner who is not a U.S. Holder.

7.2.2	Non-U.S. Holders

7.2.2.1 Disposition	of common stock of Polfa Kutno

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the exchange of Polfa Kutno common stock for the Issuer’s common stock or other consideration, unless:

•	he or she is an individual present in the U.S.A. for 183 days or more in the taxable year of such exchange and certain other requirements are met; or

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S.A. and, if the Non-U.S. Holder is a resident of a country that has an income tax treaty with the U.S.A. and the Non-U.S. Holder qualifies for treaty benefits, is attributable to a permanent establishment or a fixed base in the U.S.A.

7.2.2.2 Dividends	on the Issuer’s Common Stock

The Issuer has not paid any cash dividends on its common stock and does not intend to pay any cash dividends in the foreseeable future. See Section 6.2.1.5 above. However, distributions, if any, paid on the Issuer’s common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from the Issuer’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed the Issuer’s current and accumulated earnings and profits, the distributions will constitute a return of capital and first reduce the Non-U.S. Holder’s basis, but not below zero, and then will be treated as gain from the sale of stock. The amount of any such dividend distributions made on the Issuer’s common stock will be reported annually to the Non-U.S. Holder on I.R.S. Form 1042-S.

Dividends, if any, paid to a Non-U.S. Holder generally will be subject to a 30 % U.S. federal withholding tax, subject to reduction if the Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty. In general, a Non-U.S. Holder will be required to certify under penalty of perjury that it is eligible to claim the benefits of a tax treaty to which the U.S.A. is a party on I.R.S. Form W-8BEN, which, as required by the applicable U.S. laws, must be filed with an entity acting as the tax withholder or the so-called withholding agent, prior to any payment of dividends. It is expected that the KDPW and brokerage houses will intermediate in this process, however, it is recommended that Non-U.S. Holders should contact the brokerage house or the bank maintaining the securities account in which the Issuer’s shares are kept, seeking the relevant information regarding the terms of filing the I.R.S. Form W8-BEN. A copy of I.R.S. Form W-8BEN is attached as Exhibit 7 of this Prospectus. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. If a Non-U.S. Holder: (i) is eligible to a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty; (ii) does not file a properly completed I.R.S. Form W-8BEN; and (iii) is subjected to a 30% U.S. federal withholding tax on any dividends it receives on the Issuer’s common stock, such Non-U.S. Holder may nonetheless claim a refund for an amount equal to any U.S. federal withholding tax paid in excess of the U.S. federal withholding tax that would have otherwise been payable if such Non-U.S. Holder would have filed a timely and properly completed I.R.S. Form W-8BEN with respect to such dividends. Such refund may be claimed by individual Non-U.S. Holders by filing I.R.S. Form 1040NR and by corporate Non-U.S. Holders by filing I.R.S. Form 1120F with the IRS.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the U.S.A. and, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.A., generally will not be subject to withholding (provided certain certification requirements are met, generally I.R.S. Form W-8ECI) but will be subject to U.S. federal income tax imposed on net income at the regular graduated U.S. federal income tax rates and in the manner generally applicable to U.S. persons, and, for corporate holders under certain circumstances, to the U.S. “branch profits tax” at the rate of 30% (or a lower rate under an applicable income tax treaty).

In general, a Non-U.S. Holder should not include in its gross income the amount of any distribution of the Issuer’s common stock made by the Issuer on its common stock pursuant to a stock split. Each Non-U.S. Holder is, however, strongly urged to consult its own tax advisor as to the effect that any such distribution would have on its own tax situation.

7.2.2.3 Disposition	of the Issuer’s common stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of the Issuer’s common stock unless any one of the following is true:

•	such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S.A. and, if a tax treaty applies, attributable to a permanent establishment maintained by such Non-U.S. Holder in the U.S.A.; in these cases, the Non-U.S. Holder generally will be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in the manner generally applicable to U.S. persons and, for corporate holders under certain circumstances, the “branch profits tax” described above may also apply;

•	the Non-U.S. Holder is a nonresident alien individual present in the U.S.A. for 183 or more days in the taxable year of the disposition and certain other requirements are met; in these cases, the Non-U.S. Holder will be subject to a flat 30 % tax on its net gain, if any, from the sale or other disposition of all such Non-U.S. Holder’s capital assets sold or otherwise disposed of during the taxable year; or

•	the Issuer’s common stock constitutes a “U.S. real property interest” by reason of our status as a “U.S. real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes at any time during the shorter of (i) the period during which the Non-U.S. Holder holds the Issuer’s common stock or (ii) the five-year period ending on the date the Non-U.S. Holder disposes of the Issuer’s common stock. In general, the Issuer would be a USRPHC if interests in U.S. real estate comprised the majority of its assets. The Issuer believes that it is not currently and will not become a USRPHC. However, because the determination of whether the Issuer is a USRPHC depends on the fair market value of its U.S. real property interests relative to the fair market value of its other business assets, there can be no assurance that the Issuer will not become a USRPHC in the future. Even if the Issuer were to become a USRPHC, however, so long as the Issuer’s common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Internal Revenue Code, such common stock will be treated as U.S. real property interests only in the hands of a Non-U.S. Holder who owns, or has owned within the five years preceding the sale or disposition of such common stock, more than 5 % of the Issuer’s common stock. If the Issuer were to become a USRPHC and a Non-U.S. Holder owned directly or indirectly more than 5 % of the Issuer’s common stock during the period described above or the Issuer’s common stock were not “regularly traded on an established securities market”, the Non-U.S. Holder generally would be subject to U.S. federal income tax on its net gain derived from the disposition of the Issuer’s common stock as though the Non-U.S. Holder was engaged in a business in the U.S.A. and the gain or loss was effectively connected with such business.

7.2.2.4 U.S.	federal estate tax

The Issuer’s common stock that is owned or treated as owned by an individual who at the time of death is a non-U.S. person (as specifically defined for U.S. federal estate tax purposes) will be included in his or her gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

7.2.2.5 Backup	withholding and information reporting

As noted above, the Issuer must report annually to the I.R.S. and to each Non-U.S. Holder the amount of any such dividend distributions made to that holder and the tax withheld from those distributions. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder is a resident.

Under some circumstances, U.S. Treasury regulations require backup withholding and additional information reporting on reportable payments on common stock. The gross amount of dividends paid to a Non-U.S. Holder that fails to certify its Non-U.S. Holder status (e.g., by providing a properly completed I.R.S. Form W-8BEN) in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate (currently 28%). However, no backup withholding will be required for payments upon which any U.S. federal withholding has already been withheld.

The payment of the proceeds of the sale or other disposition of common stock by a Non-U.S. Holder to or through the U.S. office of any broker, U.S. or non-U.S., generally will be reported to the I.R.S. and reduced by backup withholding, unless the Non-U.S. Holder either certifies its status as a Non-U.S. Holder (e.g., by providing a properly completed I.R.S. Form W-8BEN) under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of common stock by a Non-U.S. Holder to or through a non-U.S.

office of a non-U.S. broker will not be reduced by backup withholding or reported to the I.R.S., unless the non-U.S. broker has certain enumerated connections with the U.S.A. In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the U.S.A. will be reported to the I.R.S. and may be reduced by backup withholding unless the broker receives a statement from the Non-U.S. Holder that certifies its status as a non-U.S. person under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the I.R.S. in a timely manner. These backup withholding and information reporting rules are complex and Non-U.S. Holders are urged to consult their own tax advisors regarding the application of these rules to them.

7.2.3	U.S. Holders

7.2.3.1 Disposition	of common stock of Polfa Kutno

It is expected that a U.S. Holder’s exchange of Polfa Kutno common stock for the Issuer’s common stock or other consideration will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder generally will recognize taxable U.S.-source gain or loss upon the receipt of consideration for its Polfa Kutno shares in an amount equal to the difference between the U.S. dollar value of the consideration received for its Polfa Kutno shares and such U.S. Holder’s adjusted tax basis in those shares.

In general, the gain or loss recognized by a U.S. Holder on its exchange of Polfa Kutno common stock for the Issuer’s common stock or other consideration will be capital gain or loss, and long-term capital gain or loss if such holder has held its Polfa Kutno stock for more than one year on the date it receives the consideration in return for surrendering its stock in Polfa Kutno. For U.S. individuals, the maximum marginal federal tax rate for long-term capital gain is generally 15% (but generally 5 % for certain taxpayers in the 10 % and 15 % ordinary income tax brackets). For U.S. corporations, the long-term capital gain tax rate is the same as ordinary income tax rates. For both U.S. individuals and U.S. corporations, the tax rates for capital gains realized from stock held for one year or less are generally the same as for ordinary income. In addition, the Internal Revenue Code treats certain capital gains as ordinary income in special situations which we would generally not expect to apply to U.S. individual shareholders of Polfa Kutno. Capital losses can generally be utilized only to offset capital gains, except that U.S. individuals may offset up to $3,000 in ordinary income with capital losses in any one year.

A U.S. Holder’s tax basis in the Issuer’s common stock received in the exchange will equal the fair market value of such stock at the time of the exchange. A U.S. Holder’s holding period for the Issuer’s common stock received in the exchange will begin on the day following the exchange.

7.2.3.2 Dividends	on the Issuer’s common stock

The Issuer has not paid any cash dividends on its common stock and does not intend to pay any cash dividends in the foreseeable future. See Section 6.2.1.5 above. However, distributions, if any, paid on the Issuer’s common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from the Issuer’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed the Issuer’s current and accumulated earnings and profits, the distributions will constitute a return of capital and first reduce the U.S. Holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

Dividends received by individual U.S. Holders on the Issuer’s stock will be taxable either as ordinary income or as “qualified dividend income” taxable to individual shareholders at a maximum 15 % U.S. federal income tax rate. Dividends received from a U.S. corporation generally qualify as “qualified dividend income.” Subject to applicable limitations, distributions on the Issuer’s common stock that constitute dividends paid to U.S. Holders that are U.S. corporations may qualify for the dividends received deduction. In particular, a dividend distribution to a corporate U.S. Holder may qualify for the dividends received deduction (generally 70%), meaning that in general the holder will be liable for only 30 % of the U.S. federal income taxes that would otherwise be levied on the receipt of such dividends.

In general, a U.S. Holder should not include in its gross income the amount of any distribution of the Issuer’s common stock made by the Issuer on its common stock pursuant to a stock split. Each U.S. Holder is, however, strongly urged to consult its own tax advisor as to the effect that any such distribution would have on its personal tax situation.

7.2.3.3 Disposition	of the Issuer’s common stock

A U.S. Holder who sells or otherwise disposes of the Issuer’s common stock in a taxable exchange generally will recognize taxable gain or loss equal to the difference between (1) the holder’s amount realized (generally, the sum of the cash plus the fair market value of any property received) and (2) the holder’s adjusted tax basis in such stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held the Issuer’s common stock for more than one year on the date of disposition. The tax rates on capital gains and the limitations on capital losses are summarized above.

7.2.3.4 Backup	withholding and information reporting

Payments of dividends, if any, made by the Issuer may be subject to U.S. federal backup withholding tax at the applicable rate (currently 28%) if the U.S. Holder that receives such payment fails to supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise fails to establish an exemption from backup withholding or in certain other situations. Such payments are generally subject to information reporting whether or not withholding applies. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the I.R.S.

TAX MATTERS ARE VERY COMPLEX, AND THE TAX CONSEQUENCES OF THE EXCHANGE AND THE PAYMENT OF DIVIDENDS TO STOCKHOLDERS COULD VARY DEPENDING ON THE STOCKHOLDERS’ OWN SITUATION. MOREOVER, WE HAVE NOT SOUGHT, AND DO NOT INTEND TO SEEK, A RULING FROM POLISH, U.S. OR ANY OTHER TAX AUTHORITIES OR AN OPINION OF COUNSEL REGARDING THE TAX CONSEQUENCES OF ANY TRANSACTIONS DESCRIBED HEREIN. ALL STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE POLISH AND U.S. FEDERAL INCOME TAX CONSEQUENCES, AS WELL AS THE TAX CONSEQUENCES OF ALL APPLICABLE STATES, LOCALITIES AND OTHER JURISDICTIONS, WITH RESPECT TO THE EXCHANGE OF THEIR SHARES.

8	Underwriting agreements

As at the date of compiling and updating this Prospectus, the Issuer has not entered into, and does not intend to enter into, any underwriting agreement in connection with the Exchange Offer.

9	Agreement regarding the issuance of depositary receipts

As at the date of compiling and updating this Prospectus, the Issuer has not entered into, and does not intend to enter into, any agreement regarding the issuance in Poland or abroad of depositary receipts representing the Shares (including the Offered Shares), as referred to in Article 96 of the Securities Act.

10	Distribution of the Offered Shares

10.1	The persons to whom the Exchange Offer is addressed

The Offered Shares are publicly offered by way of the Exchange Offer of shares in Polfa Kutno for the Offered Shares, in accordance with Article 151 of the Securities Act.

No Offered Shares will be offered other than in the Exchange Offer. The Offered Shares will be offered solely to Polfa Kutno shareholders.

10.2	Milestone dates relating to the opening and completion of subscriptions and the accepting of subscriptions under the Exchange Offer

The Issuer intends to announce the Public Tender (within which the Exchange Offer will be made) immediately following the obtaining of the PSEC’s consent to the introduction of the Offered Shares to public trading and admission by the WSE of the Offered Shares to stock exchange trading (should the same be required for the Public Tender to be effected).

The announcement of the Tender Offer is contingent on the establishment of a security interest pursuant to Article 151 Section 2 of the Securities Act.

The start date of the subscription period and of accepting subscription orders under the Exchange Offer will commence between the 7th and 14th day after the notification of the Tender Offer and will last for not less than seven Business Days and not more than 90 calendar days. The dates of the subscription period as well as the planned dates to effect and settle the acquisition of the shares in Polfa Kutno under the Exchange Offer will be published in the Tender Offer Document and in the form of a current report sent to the PSEC, the WSE and PAP. Public subscriptions shall end on the final day of accepting subscriptions.

Subscription orders for the exchange of Polfa Kutno shares (being at the same time the subscription orders for the Offered Shares) under the Exchange Offer will be accepted in the subscription period, on Business Days, Monday through Friday, during office hours indicated in the Tender Offer Document.

The period of public subscription and of accepting subscription orders may be reduced only in the event that the purpose of this Exchange Offer is achieved; that is, if, the subscription is made in respect of 1,407,877 shares of Polfa Kutno, namely, all the shares of that company covered by the Exchange Offer.

10.3	The venue where subscriptions under Exchange Offer can be placed

Subscriptions can be placed at the customer service point of the Offering Agent:

Dom Maklerski Banku Handlowego S.A.

ul. Chalubinskiego 8

00-613 Warszawa

Subscriptions may be placed in person, via courier or by mail, on the terms set forth in Section 10.4 below.

Subscriptions placed via courier or by mail (“Via Mail”) should be mailed to the above address, always with the annotation on the envelope “Polfa-Kutno – WEZWANIE DO ZAMIANY”.

10.4	Methods of filing subscription orders

The Exchange Offer will be conducted by way of subscribers filing their subscription orders.

Prior to filing a subscription order, the subscriber will be required:

•	to file an instruction for Polfa Kutno shares to be blocked in the securities account of the subscriber;

•	to file an order to dispose of Polfa Kutno shares and to acquire the Offered Shares, in a number resulting from the Exchange Ratio with a brokerage house/office processing the subscriber’s orders (Exchange Order, Order).

A subscription order is deemed filed in response to the Exchange Offer if:

•	the subscriber or its agent files with the Offering Agent (personally or Via Mail) three completed and executed copies of the Subscription Form, together with the Deposit Instruction referred to in Section 10.6 below and an original copy of the depositary certificate with the validity term specified in the Tender Offer Document confirming that Polfa Kutno shares covered by the subscription have been blocked in the securities account;

•	subscribers that hold Polfa Kutno shares registered in the securities account maintained by the Offering Agent which are to be exchanged under the Exchange Offer are not required to present the depositary certificate (but they are required to file an instruction to block the Polfa Kutno shares).

Prior to accepting subscriptions, the Offering Agent shall provide the detailed procedures, specimens of the depository certificate and forms of other documents that are or may be required to be filed with the Subscription Form (as defined in Section 10.5 below) to all brokerage houses that are members of the WSE and to the banks keeping securities accounts. The documents referred to above will also be available during the subscription period at the Service Point of the Offering Agent referred to in Section 10.3 above.

On the first day of accepting subscriptions, the Offering Agent shall open a register in which, throughout the subscription period, subscriptions made in response to the Exchange Offer will be recorded. The entries in the register will be made within one business day of the date of making the subscription, provided that the subscription satisfies the requirements stipulated in this Prospectus and the Tender Offer Document.

An excerpt from the register will only serve as a confirmation that the subscription was entered therein. The excerpt from the register is only proof that a subscription of a certain value has been made.

The Offering Agent will refer to the entities that issued deposit certificates to confirm that the shares in Polfa Kutno have been blocked and deposit certificates issued. The Offering Agent will request the brokerage houses/offices indicated by the subscriber in the Subscription Form to confirm that the subscriber has filed the Exchange Order. If it obtains no confirmation that the shares in Polfa Kutno have been blocked and deposit certificates issued or that the Order has been placed, the Polfa Kutno shares covered by the subscription will not be involved in the transaction.

Subscribers holding shares in Polfa Kutno kept in the account of the issue’s sponsor should open a securities account with an entity that maintains the sponsor’s register for the purpose of depositing the Offered Shares therein.

A Subscription Form filed without an original copy of the depositary certificate shall not be accepted.

A Subscription Form should be filed in three copies. One copy of the Subscription Form is for the subscriber, the second one for the Issuer and the third one for the Offering Agent.

The subscriber shall be held liable for any misstatements and missing information in the Subscription Form. A subscription made under a condition or with a reservation, or omitting any of the requisite information shall not be accepted.

With respect to subscriptions sent Via Mail, a subscription shall be deemed made if:

•	it is consistent with the forms rendered available by the Offering Agent;

•	signatures affixed to the subscription are certified with a signature of an officer of the entity keeping the securities account (brokerage house or office, bank) that issued the deposit certificate, or by a notary;

•	the subscription is received no later than on the last day of subscriptions by the time indicated in the Tender Offer Document.

In the case of subscriptions made in person, the identity of the subscriber and the signature on the Subscription Form may be verified by an employee of the Offering Agent.

An entity keeping the securities account (brokerage house or office, bank) may remit complete documents, comprised of a Subscription Form certified by an officer of such institution (in compliance with the requirements regarding certification of signatures applicable to subscriptions submitted Via Mail) and an original copy of the deposit certificate. In such event, the documents shall be deemed to have been received Via Mail. Each lot may contain documents of more than one client.

Subscriptions shall be deemed made on the date of receipt by the Offering Agent.

The Offering Agent shall not be held liable for not processing the subscriptions received after the last day of the subscription period or after a certain hour set forth in the Tender Offer Document on the last day of the subscription period.

The Offering Agent would like to point out that only the subscriptions consistent with the forms made available by the Offering Agent shall be accepted. A subscription may be dismissed if not made on a form rendered available by the Offering Agent, or if the deposit certificate departs from the content specified by the Offering Agent.

Once made, the subscription shall not be revoked without Issuer’s consent. A subscription may only be revoked without Issuer’s consent if another entity announces a public tender offer for the same shares, unless the rights in such shares have been conveyed to the Issuer.

A subscription which does not conform to the requirements set forth in this Prospectus or Tender Offer Document, or was filed in contravention of the terms set forth in the aforementioned documents shall be invalid.

Required documents and acting through an agent

Subscriptions may be made by a subscriber personally or through its agent.

Subscribers and their agents that are natural persons should produce an ID card or passport. In addition, agents for subscribers that are legal persons or unincorporated entities should also present a current excerpt from the relevant register indicating the individuals authorized to represent such entities or units. Where the power of the person placing the subscription does not follow directly from such extract from the relevant register, such individuals should produce a properly issued power of attorney granted to them in order to make subscriptions for the exchange of shares in connection with the Exchange Offer.

A subscriber’s agent must have full legal capacity.

The agent shall be required to supply the data indicated in Section 10.5.3 below.

A proxy may make subscriptions on the basis of a power of attorney made in writing and confirmed by the entity conducting securities accounts (brokerage house/office, bank) which issued the deposit certificate or on the basis of the power of attorney made in the form of a notarial deed, or with signatures confirmed by a notary.

The power of attorney should authorize the proxy to:

•	block the shares in Polfa Kutno until the date of the settlement of the Tender Offer;

•	file the Exchange Order regarding the blocked shares in Polfa Kutno on the terms specified in the Tender Offer;

•	collect deposit certificate issued by the entity who keeps such shares of Polfa Kutno;

•	sign the Subscription Form;

•	submit deposit certificate and subscribe for shares in response to the Tender Offer;

•	collect an excerpt from the register kept by the Offering Agent;

•	perform any other actions required for the execution of the transactions under the Exchange Offer.

Clients that have Polfa Kutno shares in their accounts with the Offering Agent are not required to present the deposit certificate when responding to the Tender Offer. They are required to file a block request in respect of Polfa Kutno shares with the Offering Agent.

Subscribers are advised that the power of attorney should bear stamp duty marks of the requisite value (as at the date of this Prospectus, stamp duty is PLN 15).

The above rules shall also apply to proxies such as entities acting as the depositary bank or entities managing a third party’s securities portfolio at their request.

Entities acting as depositary banks or entities managing a third party’s securities portfolio may represent their clients, provided that they have been authorized to take each and every action necessary to respond validly to the Exchange Offer. They should demonstrate the title to do so by producing a power of attorney granted by such client, together with client’s corporate documents (including, in particular, a description of the method or representation and an excerpt from the relevant register).

In the case of a bank maintaining a securities account or an entity chartered to manage a third party’s securities portfolio, a written representation confirming that it holds the relevant power of attorney to act on behalf of the subscriber and that it files the subscription following the subscriber’s instruction, is sufficient to file a subscription order in response to the Exchange Offer on behalf of the subscriber.

A representative of a bank keeping securities accounts or an entity managing third party’s securities portfolio who files a subscription should hold an appropriate power of attorney issued by such entity to make a subscription in response to the Exchange Offer. Prior to accepting any subscriptions, the Offering Agent shall make available the forms of documents referred to above to all brokerage houses being members to the WSE and to the banks keeping securities accounts. The documents referred to above will also be available at the Service Point of the Offering Agent referred to in Section 10.3 above.

The power of attorney or a copy thereof shall be kept by the Offering Agent.

10.5	Subscription Form

The Subscription Form is a document containing a declaration of the subscriber’s intent to exchange the Polfa Kutno shares held by such subscriber for the Offered Shares, on the terms set forth in this Prospectus and the Tender Offer Document. The subscription form shall be substantially in the form of Exhibit 8 to this Prospectus (Subscription Form).

The Subscription Form contains:

1)	in the case of natural persons:

•	first name and surname of subscriber;

•	particulars of the subscriber’s ID card or passport;

•	PESEL number (if an ID card is presented) or country code (if a passport is presented);

•	subscriber’s nationality;

•	the subscriber’s address;

2)	in respect of legal persons or unincorporated entities:

•	the subscriber’s name (business name);

•	the subscriber’s form of incorporation;

•	the subscriber’s registered office and address;

•	with regard to residents – the REGON number or another identifying designation of the subscriber;

3)	If a subscription is being placed by the subscriber’s representatives, additionally the particulars of such representatives, as per item 1 above.

4)	in respect of all the subscribers:

•	mailing address, telephone;

•	number of shares in Polfa Kutno covered by the subscription;

•	details of the brokerage house/office/bank on whose account in the NDS the Polfa Kutno shares are deposited;

•	details of the brokerage house/office/bank that will handle the transaction as intermediary (for clients of depository bank).

The Subscription Form also contains a statement to the effect that the person placing the subscription:

•	has read the Tender Offer Document, the Prospectus, the Charter and Articles of Association and accepts the terms set forth therein;

•	has placed an Exchange Order with the brokerage house/office/bank under the Tender Offer pursuant to the terms of the Prospectus and the Tender Offer Document;

•	the shares in Polfa Kutno offered for exchange are free from any liens and encumbrances;

•	the subscriber gives consent to processing his personal data contained in the Subscription Form by the Offering Agent, IVAX and Transfer Agent;

•	accepts the Exchange Ratio.

Additionally, the Subscription Form will include a statement made for the purposes of registering restricted shares with the U.S. SEC. See Sections 1.2 and 1.3 above and Section 12 below.

10.6	Deposit Instruction

When placing a subscription for the Offered Shares, the subscriber or their attorney must file an irrevocable instruction to deposit the Offered Shares, which shall render it possible for the Offered Shares allocated to such subscriber as a result of the settlement of the Exchange Offer to be registered on the securities account of such subscriber (Deposit Instruction). The Deposit Instruction shall constitute an integral part of the Subscription Form.

The Deposit Instruction for the Offered Shares must contain:

•	the number of the securities account of the subscriber;

•	the number of the money account of the subscriber or, in the case of any clients of a bank operating securities accounts, the number of the subscriber’s bank account;

•	the signature of a person submitting the Deposit Instruction;

•	the signature of an authorized employee of the Offering Agent accepting the Deposit Instruction;

•	the following clause: “I hereby agree to notify Dom Maklerski Banku Handlowego S.A. immediately in writing of any changes to the above indicated account numbers”.

The subscriber shall bear any and all consequences resulting from their failure to fill in the Deposit Instruction for the Offered Shares properly.

Please note that the Offered Shares may be transferred solely to the securities account operated by an entity maintaining the securities account in which the shares in Polfa Kutno transferred in response to the Exchange Offer were registered at the time of placing the subscription.

10.7	Binding term of subscription

The binding term of the subscription for the Offered Shares shall commence on the date on which the subscription is made under the Tender Offer, and shall expire either on the date of settlement of the Tender Offer or on the date of the Issuer’s rescission of the Tender Offer, or on the date on which the Tender Offer is aborted. In the event of a public tender offer being announced by another entity in respect of Polfa Kutno, the subscriber shall be entitled to withdraw the subscription unless the transfer of the subscriber’s rights attaching to Polfa Kutno shares has already been effected.

10.8	Rules, place and dates for making payments, and the legal consequences of a failure to make payments within the prescribed term and/or in the full amount

The Offered Shares will be paid by way of transfer of shares in Polfa Kutno to the Issuer under the Exchange Offer. There will be no issuance of the Offered Shares for cash. The blocking of Polfa Kutno shares together with the Exchange Order regarding the shares, shall be deemed equivalent to the making of a payment. The rules regarding the blocking of Polfa Kutno shares and placing of the Exchange Order regarding the shares are set forth in Section 10.4 above. The instruction to block Polfa Kutno shares shall be given by the subscriber to the entity keeping the subscriber’s securities account in which the Polfa Kutno shares are recorded. The subscriber shall place the Exchange Order regarding Polfa Kutno shares with the brokerage house/office which provides securities brokerage services to the subscriber. The instruction to block the shares shall be given and the Exchange Order regarding the shares placed before the Subscription Form is filed. In accordance with Section 10.4 the original depositary certificate document evidencing that Polfa Kutno shares have been blocked, shall be attached to the Subscription Form.

A failure to block Polfa Kutno shares in the number indicated in the subscription or to place the Exchange Order regarding the shares shall give rise to legal consequences, whereby the subscription shall be rendered null and void.

10.9	Term and detailed rules for the allocation of Offered Shares

The Issuer does not have its registered office Poland, hence the expression “allotment of the Offered Shares” should not be understood as in the Commercial Companies Code. For the purposes of this Prospectus “allotment of the Offered Shares” should be understood as certain actions aimed at recording the Offered Shares in the securities accounts of the subscribers.

The allocation of the Offered Shares shall take place no later than within six Business Days following the latest date on which subscriptions are accepted.

The shareholders of Polfa Kutno, submitting the Subscriptions which fulfill the conditions of this Prospectus, shall receive, for one Polfa Kutno share, Offered Shares valued at PLN 340 (as of the Day of Exchange Ratio Determination) and relevant cash consideration in the event of allocation of fraction of the Offered Share.

The precise number of Offered Shares shall be calculated in accordance with the method described below. In summary, each Polfa Kutno shareholder will receive (1) that number of Offered Shares equal to the product of the “Exchange Ratio” and the number of Polfa Kutno shares covered by the Subscription for Exchange and (2) Cash Consideration in place of fractional Offered Shares.

The term “Exchange Ratio” shall mean the quotient obtained by dividing the price per each Polfa Kutno share determined in Tender Offer (PLN 340) by the Issue Price of Offered Shares expressed in PLN and rounded to six decimal places.

The term “Issue Price” of Offered Shares shall mean the product of arithmetical average of the closing price of IVAX Common Stock reported on the Amex composite tape for the ten consecutive trading days on Amex (Quotation Average) and current median PLN/USD exchange rate announced by NBP on the Day of Exchange Ratio Determination. The Issue Price of each Offered Share shall be rounded to PLN 0.01. In the event that a fraction of an Offered Share is allocated, the shareholder will instead receive cash consideration consisting of PLN (Cash Consideration), in an amount equal to the product of such fraction and the Issue Price of Offered Shares, rounded to PLN 0.01.

The last trading day on Amex used to calculate the Quotation Average shall be the Day of Exchange Ratio Determination. In the event the Day of Exchange Ratio Determination is not a trading day on Amex, then the day ending the abovementioned 10-day period shall be the last trading day on Amex directly preceding the Day of Exchange Ratio Determination. The Quotation Average shall be rounded to USD 0.0001.

Polfa Kutno shareholders should be aware that the period from the Day of Exchange Ratio Determination to settlement of Exchange Offer may last six Business Days. Considering this and the fact that the Exchange Ratio is based on a ten-day average price, due to market fluctuations in IVAX’s shares, the value of the Offered Shares received on the date of Exchange Offer settlement may differ from PLN 340.

All number-rounding during the process of the Exchange Ratio calculation shall be in accordance with mathematic rules.

On the day of the settlement of the Exchange Offer (meaning the settlement day of the stock exchange transactions based on Exchange Orders filed in relation to the Exchange Offer), the Offered Shares will be registered in the securities accounts of the subscribers that responded to the Exchange Offer, in connection with the share Deposit Instructions provided by them, and their shares in Polfa Kutno will be registered in the securities account of the Issuer.

10.10	Settlement of payments and refund of excess payment

Due to the specific nature of the Exchange Offer, there is no possibility to make incomplete payments or excess payments for the Offered shares. As the Tender Offer will cover all shares in Polfa Kutno, there will be no reduction of the subscriptions made in response to the Tender Offer.

The shares owned by a person that filed an order regarding the blocking of such shares with the entity keeping their securities account in which the shares of Polfa Kutno are deposited, and that failed to subscribe for the exchange of the shares in Polfa Kutno or failed to meet other requirements on whose fulfillment the sale of Polfa Kutno shares and the acquisition of the Offered Shares under the Tender Offer was contingent, should be unblocked on the date of settlement of the Exchange Offer.

In the event of the Issuer aborting the Tender Offer or of the Tender Offer being unsuccessful, the blocked shares in Polfa Kutno should be unblocked by the brokerage houses/offices or bank immediately upon the Issuer announcing the rescission from the Tender Offer or of announcing that the Tender Offer was unsuccessful.

Section 10.9 above sets forth the principles for the settlement of the Exchange Offer.

The date of settlement of the Tender Offer shall be the date of its settlement with the NDS.

10.11	Unsuccessful or aborted Exchange Offer

10.11.1	Aborted Exchange Offer

IVAX may withdraw from the Exchange Offer before the announcement of the Tender Offer. Upon the announcement of the Tender Offer, IVAX may only withdraw from the Exchange Offer if another entity announces a tender offer for Polfa Kutno shares while the Tender Offer is pending. Following the announcement of the Tender Offer, the Exchange Offer may be unsuccessful only for the reasons set forth in Section 10.11.2 below.

10.11.2	Failure to obtain the minimum threshold of Polfa Kutno shares

The Exchange Offer shall be unsuccessful if the Issuer specifies in the Tender Offer the minimum threshold of Polfa Kutno shares covered by the subscriptions, the obtainment of which preconditions the acquisition of Polfa Kutno shares by the Issuer, and such threshold is not obtained. In such event, following the lapse of the time period of accepting subscriptions, as prescribed in the Tender Offer, the Issuer shall resolve on the acquisition of Polfa Kutno shares for those shareholders of Polfa Kutno that responded to the Tender Offer. If the Issuer decides not to acquire Polfa Kutno shares from the shareholders that responded to the Tender Offer, the issuance of the Offered Shares shall be aborted.

10.12	Method and form of announcing a successful or unsuccessful Exchange Offer and the method and time limit for returning accepted payments

Information on the success of Exchange Offer shall be passed to the PSEC, WSE and the PAP and published in “Rzeczpospolita”.

The Issuer shall announce the abortion of the acquisition of Polfa Kutno shares immediately upon making a decision to that effect if the Issuer specified in the Tender Offer the minimum number of shares covered by subscriptions, upon reaching which it undertakes to purchase Polfa Kutno shares under the Tender Offer, and such number is not reached. Information of an unsuccessful Exchange Offer shall be passed to the PSEC, WSE and PAP, and published in the national Polish newspaper in which the summary prospectus was published.

Due to the specific nature of the Exchange Offer, there is no need to specify the principles for the reimbursement of any payments made in the event that the Exchange Offer is aborted. Any Polfa Kutno shares blocked in connection with the Exchange Offer shall be released immediately following the announcement of the Exchange Offer cancellation.

10.13	Method and form of announcing the abortion of the Exchange Offer

Information of the abortion of the Exchange Offer (see Section 10.11.1 above) shall be sent to the PSEC, WSE and PAP and published in “Rzeczpospolita”.

11	Indication of the regulated market for securities on which the Issuer intends to introduce securities to secondary trading, of the planned date of commencement of such trading, and of the decisions concerning the admission of securities to trading on such market

The Issuer intends to have the Common Stock (including the Offered Shares) listed on the primary market of the regulated market maintained by the WSE. The Common Stock is expected to be listed first on the WSE in late November or December 2004.

The Common Stock is listed on the Amex under the symbol “IVX” and on the LSE under the symbol “IVX.L”. The Offered Shares in a number that IVAX believes is sufficient for the purposes of the Exchange Offer were approved for listing on the Amex on May 28, 2004. The Offered Shares that are issued to Polfa Kutno shareholders will be listed on the Amex upon notice of their issuance. The Offered Shares listed on the Amex will automatically become eligible for trading on the LSE. The Offered Shares have not been, and will not be, registered under the U.S. Securities Act or any applicable U.S. state law, and are being offered and sold in reliance upon the exemption from registration provided by Rule 802 under the U.S. Securities Act and, as applicable, U.S. state law exemptions. For a discussion of U.S. regulatory issues relating to the Offered Shares, see Sections 1.2 and 1.3 above and Section 12 below.

As of the date of this Prospectus, as a general rule, trading sessions on the Amex are held Monday through Friday 15:30 to 22:00 (Warsaw time) (i.e. 9:30 to 16:00 EST) and trading sessions on the LSE are held Monday through Friday 9:00 to 17:30 (Warsaw time) (i.e. 8:00 through 16:30 GMT).

Generally, as of the date of this Prospectus, in the case of a cash dividend, the ex-dividend date established by the WSE, Amex and LSE is the second trading day prior to the record date. With respect to a stock dividend in connection with a stock split, see Section 6.1.2.5 above.

As a general rule, share trades on Amex and the LSE are settled pursuant to T+3 settlement cycle, i.e. pursuant to the same rule as on the WSE.

Investors trading in the Shares on the WSE should be aware that days without trading sessions and days without settlements of transactions may be different in Poland and on each of the Foreign Markets.

11.1	Transfer of IVAX shares between regulated markets

The transfer of IVAX shares from a Foreign Market to the WSE and from the WSE to a Foreign Market shall be effected in accordance with the rules in place on the given Foreign Market, the rules set forth by the NDS, and by the entities keeping securities accounts on behalf of the holders of IVAX shares.

The general transfer rules of IVAX shares from a Foreign Market to the WSE and from the WSE to a Foreign Market are outlined below. Please note that the rules described in the following sections may be subject to further modification in each respective case.

Additionally, in consideration of the complex nature of the process of transferring IVAX shares, and potential differences in the rules governing the operation of depositary and settlement systems in specific markets, it is recommended that IVAX shareholders that intend to make such share transfers to another market should become familiar with the aforementioned rules, in particular by consulting the entities keeping securities accounts both on the Polish market and on the Foreign Markets.

11.2	Transfer of IVAX shares from a Foreign Market to the WSE

In order to transfer IVAX shares from a Foreign Market to the WSE, a holder of IVAX shares should place the appropriate order with the entity keeping the securities account on behalf of such shareholder on the respective Foreign Market, and an appropriate order with the entity keeping a securities account on behalf of the shareholder on the Polish market in which account the IVAX shares are to be recorded.

The ability to transfer IVAX shares shall be contingent on a clear identification of the NDS participant, in whose account the IVAX shares are to be recorded. Please note that the transfer of IVAX shares may not be possible or may be delayed if it is not possible to identify either the NDS participant or the holder of the IVAX shares in whose securities account the IVAX shares are to be recorded. The NDS, based on the settlement instructions received from the NDS participant following the order placed by the holder of the IVAX shares, and based on the information received from foreign depository institution, shall record the IVAX shares in the account of the direct NDS participant, and subsequently, the IVAX shares shall be recorded in the securities account kept for the holder of the IVAX shares on the Polish market.

As a result of the transfer of the IVAX shares to the Polish market, such shares shall be recorded in the securities account kept by an entity qualified on the Polish market.

Please note that the transfer of IVAX shares shall also apply in the case of IVAX shareholders that acquired shares in a Foreign Market through entities operating brokerage activities comprising brokerage in the acquisition and/or disposal of securities traded on foreign regulated markets.

11.3	Transfer of IVAX from the WSE to a Foreign Market

In order to transfer IVAX shares from the WSE to a Foreign Market, IVAX shareholders should place the appropriate order with the entity keeping a securities account on behalf of such shareholder on the Polish market, in which account the IVAX shares are registered, and an appropriate order with the entity keeping a securities account on behalf of the shareholder on the Foreign Market, in which account the IVAX shares are to be recorded.

The ability to transfer IVAX shares shall be contingent on a clear identification of the participant of the settlement organization of a given Foreign Market, in whose account the IVAX shares are to be recorded. Please note that the transfer of IVAX shares may not be possible or may be delayed if it is not possible to identify either the participant of the settlement organization of the respective Foreign Market or the holder of the IVAX shares, in whose securities account the IVAX shares are to be recorded.

As a result of the transfer of the IVAX shares to a Foreign Market, the IVAX shares shall be recorded in the securities account kept by a qualified entity on such Foreign Market.

12	Information for Polfa Kutno shareholders regarding the inclusion of Identified Securities in the shelf registration statement

Polfa Kutno shareholders that believe they will hold “restricted securities” following the Exchange Offer are urged to complete in full the section of the Subscription Form entitled “Request for Registration of the Offered Shares”. No shareholder that fails to complete such section will be entitled to include such shareholder’s Offered Shares in the Shelf Registration Statement.

If the Subscription Form is properly completed and unless IVAX is advised by its U.S. Counsel that the Offered Securities do not constitute restricted securities and may be resold without restriction in the U.S.A. and to U.S. persons, then IVAX shall use commercially reasonable efforts to cause such Shares to be included in the Shelf Registration Statement and shall use commercially reasonable efforts to cause the Shelf Registration Statement to become effective as provided in Section 1.2 above.

IVAX has also undertaken to use commercially reasonable efforts to keep the Shelf Registration Statement continuously effective until the earliest of (i) the second anniversary of the closing of the Exchange Offer; (ii) such time as all of the Identified Securities have been resold by the former Polfa Kutno shareholders; and (iii) the date upon which all of the Identified Securities may be transferred without restriction pursuant to Rule 144(k) under the U.S. Securities Act (or any successor provision). If the Board of Directors of IVAX, or an appropriate committee thereof, in its sole judgment determines that because of the existence of, or anticipation of, any acquisition or other material event or transaction, the public disclosure of which at the time would be prejudicial to IVAX any such registration should be delayed, IVAX may, upon written notice to holders of Identified Securities, delay or suspend the filing or effectiveness of the Shelf Registration Statement for such period of time as it deems reasonably necessary. Holders of Identified Securities will be required to cooperate with IVAX in the preparation of the Shelf Registration Statement, including supplying any additional required information relating to such holder for the Shelf Registration Statement in writing.

In connection with the Shelf Registration Statement, IVAX and the holders of Identified Securities will, among other things, indemnify each other with respect to certain customary matters for transactions of this type relating to information produced by them for inclusion in the Shelf Registration Statement. IVAX has also undertaken to pay all expenses in connection with the preparation and filing of the Shelf Registration Statement.

The matters contemplated by the previous two paragraphs will be memorialized in a customary agreement to be entered into between the holder of Identified Securities and IVAX.

13	Financial Assistance

The Issuer shall not grant any loans, security or advance payments, directly or indirectly, in any form whatsoever, or otherwise fund the acquisition or subscription for the Offered Shares.

14	Terms of issue and listing of Shares for Future Issues

IVAX may issue Shares within the limits authorized pursuant to the relevant provisions of its Articles of Incorporation. The aggregate par value of the Shares is USD 54,687,500 and consists of 546,875,000 shares of common stock, with a par value of USD 0.10 per share (Authorized Shares). Pursuant to the FBCA and the provisions of Article III of the Articles of Incorporation of IVAX, as amended by the Amendment to the Articles of Incorporation dated August 12, 2004, the Issuer is entitled to issue up to 546,875,000 shares of its common stock. Pursuant to the FBCA, the Issuer’s corporate body authorized to approve a new issue of shares is its Board of Directors, within the limits set forth in the Articles of Incorporation adopted by a majority of the shareholders of IVAX. The authority of the Board of Directors to approve new share issues, within the limits of the Authorized Shares, is not limited in time.

Generally, under applicable U.S. federal and state law, the effectiveness of a new issuance of shares by an issuer is not subject to approval by a court or any other administrative body other than the case of a public offering pursuant to which U.S. SEC registration may be required.

In the case of IVAX, the procedure for the issue of Shares within the limits of its Authorized Shares is as follows: (1) a resolution approving the issue of Shares is adopted by IVAX’s Board of Directors; (2) in certain limited circumstances, an issue of Shares may require approval of IVAX’s shareholders (GSM), for instance, pursuant to the Amex rules if the issue would increase the number of outstanding Shares by more than 20%; (3) once the issue has been approved, IVAX instructs the transfer agent to set aside the new Shares for the issuance; and (4) at the time specified for the issuance, IVAX instructs the transfer agent to release the new Shares. If the terms of the transaction dictate (i.e., a public offering), it may be necessary pursuant to applicable U.S. securities laws to file a registration statement with the U.S. SEC, but there is no legal requirement to do so in connection with a private issuance of shares. Generally, the shares will be deemed issued on the day when the instructions referred to in point (4) above are given.

Shares for Future Issues may be issued, among other reasons, in connection with acquisitions of other entities, under employee stock incentive and similar programs, upon the conversion of convertible bonds, upon the exercise of warrants or options, in connection with share splits, the exercise of the right to purchase Shares (see Chapter V, item 5.7), and in other cases, in which the issuance of Shares is permitted by the provisions of the FBCA and the Articles of Incorporation of IVAX. IVAX believes as a general matter it has and will issue new Shares more frequently than a typical Polish company (see Chapter IV, Section 4). The number of shares of IVAX’s outstanding common stock changes frequently in connection with the uses contemplated above.

As of the date hereof, it is not possible for IVAX to identify the investors in any offerings of Shares for Future Issues, the terms and dates of conducting subscriptions for these Shares, the terms of their allotment, or any other information required in accordance with § 13 Section 1 Item 12 of the Prospectus Ordinance. The terms of distribution of individual issues of Shares for Future Issues will depend on the nature and purpose of a given issuance of these Shares. Anticipated changes in IVAX’s share capital, as of the date of this Prospectus are described in Chapter IV, Section 5 and in Exhibit 1 to the Prospectus.

IVAX will apply to the Management Board of the WSE for admitting all of IVAX’s Authorized Shares, including the Shares for Future Issues to official listing on the WSE.

Within 45 days following the end of each calendar quarter (other than the last quarter which shall be 90 days), commencing with the last quarter of 2004, the Issuer will make public, in the form of a current report to the PSEC, WSE and the press agency, information on the number of Shares for Future Issues issued during that quarter within the limits of its Authorized Shares and the number of Shares repurchased by IVAX or otherwise returned to the authorized but unissued Shares during that period (the first such report to cover the period from the date of this Prospectus through December 31, 2004) and, if required by the NDS and/or WSE respectively, will file, through an authorized entity, the relevant applications to register the new Shares issued during that quarter with the NDS for their introduction to listing on the WSE.

IVAX will also make public in the form of a current report to the PSEC, WSE and the press agency information concerning: (i) each single issue of Shares for Future Issues in a number representing at least 10% of the issued shares of IVAX; and (ii) issues of Shares for Future Issues as the result of a stock split (see Section 6.2.1.5 above). If required by the NDS and WSE respectively, IVAX shall also take steps aimed at the prompt registration of such Shares with the NDS and their introduction to listing on the WSE.

To the extent required by the applicable U.S. regulations, information about a new issue of Shares for Future Issues will generally be provided on Form 10-K, 10-Q or 8-K (see Section 6.5.1 above) filed with the U.S. SEC and provided to the public in Poland, pursuant to the rules and within the terms set forth in Polish regulations.

Under Florida law, “authorized shares” is a specifically defined term that has no equivalent in the Polish legal system. In particular, authorized shares should not be confused with the capital authorized in a company’s articles (“kapital docelowy”) within the meaning of the Commercial Companies Code, although certain similarities exist in this respect. The mechanism of issuing shares from the Authorized Shares is similar, to some extent, to issuance of shares in conditional capital, as defined in the Commercial Companies Code. For this reason, the validity of this section of the Prospectus is subject to the provisions of § 7 Section 4 of the Ordinance of the Council of Ministers of October 16, 2001 regarding validity of the issue prospectus, the first permitted date following publication of the prospectus and the summary prospectus on which securities may be offered or subscribed for, the required number of copies of the prospectus, and the places, dates and manner of making the prospectus and the summary prospectus available to the public (Dz. U. 2001.139.1570, as amended), subject to differences between the aforementioned provisions of Polish and U.S. law.

CHAPTER IV    INFORMATION ON THE ISSUER

1	Scope of the information on the Issuer

In accordance with §26 of the Prospectus Ordinance, the Issuer sets forth below selected data including information on the basic principles of its Board of Directors’ dividend distribution policy; the number and type of Shares in the Issuer’s share capital, together with information on the issue price and the value of its Shares; changes in the Issuer’s share capital during the last three years; envisaged changes in the share capital; “authorized capital” (Authorized Shares) as well as information concerning no entry in the register of delinquent debtors.

2	Basic principles of the Board of Directors’ dividend distribution policy

Pursuant to the FBCA, dividends are declared by the Board of Directors and generally do not have to be approved by shareholders. The resolution declaring the dividend is taken by the Board of Directors by simple majority of votes. The dividend is paid to shareholders that held shares on the record date set forth by the Board of Directors. There are no time restrictions with respect to the record date and usually it is set forth shortly after the date of the resolution declaring the dividend. Dividends are announced via press releases filed with Businesswire, a private organization contracted by IVAX. Press releases are readily available on the internet (for example on IVAX’s website). Press releases specify the date of dividend payment, the per-share amount of the dividend and the record date.

The dividend is calculated and disbursed pro-rata to the number of the Issuer’s shares held by the shareholders as of the record date, i.e. in the same amount with respect to each share of the Issuer’s common stock. There are neither preferred nor privileged stock in the Company representing any preference rights to dividends. The dividend may be disbursed in cash, or the Issuer’s assets or shares. The dividend is automatically paid on the date of the dividend payment specified in the resolution of the Board of Directors and subsequently announced via the press releases described above. Accordingly, the Issuer’s shareholders do not have to apply for or collect the dividend within a specified period of time. For a description of the rules with respect to dividend payments, please see Chapter III, Section 6.2.1.5.

In general, the Issuer’s dividend policy is determined by the Board of Directors and depends upon various factors, including the Issuer’s profits, financial condition, capital requirements, contractual restrictions and other relevant factors, including the tax liabilities resulting from the distribution of dividends. Under the FBCA, the Board of Directors may declare the distribution of dividends to its shareholders, unless the distribution would cause: (i) the Issuer to be unable to pay its debts as they become due in the usual course of business; or (ii) the Issuer’s assets to be less than its liabilities.

The Issuer has not paid any cash dividends during the last three years and has no plans concerning the payment of cash dividends in the near future.

During the last three years the Issuer has effected two stock splits. The first, which was approved by the Board of Directors on April 20, 2001, was a 25% Common Stock dividend paid on May 18, 2001 to record shareholders as of May 1, 2001. As a result, shareholders that owned four Shares prior to the dividend owned five Shares afterward. This dividend is known as a “5-for-4 stock split”.

On July 15, 2004, the Board of Directors approved another 5-for-4 stock split in the form of a 25% Common Stock dividend paid on August 24, 2004 to shareholders of record as of August 10, 2004.

The Issuer has no plans concerning distribution of dividends in its Shares or assets in the near future.

3	Number, type of shares in the share capital of the Issuer and issue price or share value of the Issuer’s shares

3.1	Number and type of shares

The Issuer has only one class of equity security, its Common Stock with a par value of USD 0.10 per Share. The Issuer has the authority to issue up to 546,875,000 Shares of Common Stock (see Section 6 below). As of September 1, 2004, there were 250,320,365 Shares issued and outstanding. The number of the Issuer’s Shares issued and outstanding can continuously fluctuate depending, in particular, on the conversion of other securities issued by IVAX that are convertible into Shares, the implementation of employee benefit plans, and the repurchases of the Shares by the Issuer under its stock repurchase program (see Section 5 below).

3.2	Issue price or value of the issued shares

Under U.S. corporate law and practice, the board of directors of an American publicly-traded corporation may, in connection with acquisition transactions, specify a maximum market value of shares approved for issuance (within the limits of the authorized shares) in place of a specific number of shares. In the case of shares offered in underwritten public offerings, however, a “pricing committee” of the Board of Directors, or the entire Board of Directors, will approve both the number of shares to be issued (typically subject to an over-allotment option granted to the underwriters) and the offering price. For offerings other than an initial public offering, such offering price is typically equal to or slightly below the most recent closing price on the public market. Accordingly, the Issuer sets forth below information on the issue price of Shares only in respect of the shares offered in underwritten public offerings. In the case of other issuances, the Issuer has indicated the basis for the calculation of their value.

In the opinion of IVAX, the indication of the manner of calculation of the value of Shares issued by IVAX in the past and lack of disclosure of the exact value of the Shares issued in all transactions of the Issuer as described in Sections 3.2.2 - 3.2.6 below does not deprive Polish investors of any information that may be material to the decision to invest in IVAX’s Shares by participating in the Exchange Offer.

3.2.1	Issue price in underwritten public offerings

The Issuer is a corporation formed under the FBCA in 1993. The Issuer has not, in its current form, had any underwritten public offerings of Common Stock for cash. However, as a result of a series of mergers, as described below, shares of the Issuer’s legal predecessors can be considered to form a part of the Issuer’s share capital. For informational purposes, therefore, the Issuer includes below an explanation of the conversion of the shares and information concerning the issue price of shares of its legal predecessors in underwritten public offerings.

The ultimate predecessor of the Issuer was Inland Vacuum Industries, Inc., a corporation formed in 1972 under the New York Business Corporation Law (“IVI”). In June 1985, in accordance with the New York Business Corporation Law and the Delaware General Corporation Law, IVI was transformed into a Delaware corporation through a merger with a newly-formed Delaware corporation of the same name (“IVI Delaware”) in which IVI Delaware was the sole surviving entity. Upon the effectiveness of the merger, IVI Delaware became the legal successor to all rights and liabilities of IVI, and each issued and outstanding share of common stock of IVI was automatically converted into one fully-paid share of IVI Delaware. IVI Delaware’s name was changed to “IVACO Industries, Inc.” in April 1987 and was changed again to “IVAX Corporation, Inc.” in December 1987 (“IVAX Delaware”).

In July 1993, in accordance with the Delaware General Corporation Law and the FBCA, IVAX Delaware was transformed into a Florida corporation through a merger with a newly formed Florida corporation (“IVAX Florida”) in which IVAX Florida was the sole surviving entity. Upon the effectiveness of the merger, IVAX Florida became the legal successor to all rights and liabilities of IVAX Delaware, each issued and outstanding share of common stock of IVAX Delaware was automatically converted into one fully-paid share of IVAX Florida, and the name of IVAX Florida was changed to “IVAX Corporation, Inc.” This is the current legal entity of the Issuer.

The legal predecessors of the Issuer engaged in the following underwritten public offerings:

•	in July 1985, IVI issued approximately 9,097,000 shares of common stock in an initial public offering at a price of USD 0.38 per share;

•	in January 1988, IVAX Delaware issued approximately 6,592,000 shares of common stock at a price of USD 1.99 per share; and

•	in May 1991, IVAX Delaware issued approximately 14,150,000 shares of common stock at a price of USD 5.48 per share.

There have been no other issuances of common stock by the Issuer or its predecessors for cash in underwritten public offerings.

3.2.2	Value of shares issued in acquisitions

The legal basis for the issue of the Shares in connection with acquisition of businesses, assets and/or securities constitute resolutions of the Board of Directors specifying the maximum amount of the consideration to be paid in a given acquisition payable in Shares of the Issuer’s Common Stock within the limits of the Authorized Shares. The Issuer’s Shares of Common Stock issued in such acquisitions are valued at prices reasonably related to the market value of its Common Stock, either at the time IVAX entered into a given agreement for acquisition or at the time of the completion of such acquisition.

3.2.3	Conversion ratio and conversion price of the Issuer’s convertible notes

5.5% Convertible Senior Subordinated Notes The conversion ratio of the 5.5% Convertible Senior Subordinated Notes due 2007 was 42.06 Shares of IVAX Common Stock per USD 1,000 of the principal amount of the 5.5% Convertible Senior Subordinated Notes. This ratio resulted in a conversion price of approximately USD 23.78 per Share. The 5.5% Convertible Senior Subordinated Notes were redeemed for cash in accordance with their terms on May 17, 2004.

6.5% Convertible Subordinated Notes The conversion price of 6.5% Convertible Subordinated Notes due 2001 convertible into 8,158,833 Shares of Common Stock amounted to USD 13.55 per Share.

9% Convertible Subordinated Debentures The conversion rates of the 9% Convertible Subordinated Debentures due 1995 convertible into 671,182 Shares of Common Stock ranged from USD 2.22 to USD 2.27 per Share.

3.2.4	Exercise price of warrants

During 1993 and 1992 a total of 54,681 and 13,670 warrants of the Issuer were exercised resulting in proceeds of approximately USD 133,000 and USD 33,000.

At December 31, 1994 IVAX had warrants outstanding for the purchase up to 791,016 Shares of Common Stock at an exercise price of USD 2.13 per Share. These warrants were exercised In January 1995 resulting in proceeds of USD 1,687,500.

3.2.5	Exercise price of the issued options and Share price under the Issuer’s employee benefit plans

3.2.5.1 Employee	stock option plans

The Issuer’s employee stock option plans provide that the exercise price of the issued options shall be no less than the fair market value of the Common Stock on the date of grant and the option term may not exceed ten years (see Exhibit 1).

3.2.5.2 1999	Employee Stock Purchase Program

Pursuant to the 1999 Employee Stock Purchase Program effective January 1, 2000, IVAX employees based in the U.S.A. and Puerto Rico, are entitled to purchase the Company’s Shares at 85% of the fair market value on the enrollment date or exercise date, whichever is lower (see Exhibit 1 and Section 4 of this Chapter IV below for the number of Shares issued under the 1999 Employee Stock Purchase Program during the last three years).

3.2.6	Exercise price of put options

From time to time, IVAX issues equity put options to institutional investors in order to reduce the cost associated with its stock repurchase program (see Section 4.1.2 below). A put option is a derivative security that entitles the counterparty to require IVAX to purchase from such counterparty a fixed number of Shares of IVAX Common Stock at a “strike price”. On the exercise date, if the market price of IVAX Common Stock is above the strike price, the put option expires unexercised. However, if the market price is below the strike price, the holder can elect to exercise option. In such event, IVAX may choose whether to settle through: (i) physical settlement (a cash payment for the shares underlying the put option, at the strike price), (ii) net cash settlement (a cash payment in an amount equal to the settlement value), or (iii) net Share settlement (issuing such number of Shares of Common Stock as is equal to the settlement value). The “settlement value” is equal to (i) the difference between (a) the market price of IVAX Common Stock on the exercise date and (b) the strike price of the put option, multiplied by (ii) the number of Shares covered by the put option.

During 2002, five put options covering 1,500,000 Shares were exercised by counterparties at strike prices ranging from USD 15.20 to USD 25.82. IVAX elected the physical settlement method upon the exercise of two put options covering 625,000 Shares and paid approximately USD 12,725,000 in exchange for the underlying Shares. IVAX elected the net Share settlement method upon the exercise of the remaining three put options covering 875,000 Shares and issued approximately 1,213,750 Shares of Common Stock in settlement. Although no cash or other consideration was received for the issuance of such Shares, “Shareholders’ equity” on the consolidated balance sheet of the Issuer and its subsidiaries was increased by an amount equal to the market value of the issued Shares.

4	Changes in the share capital of the Issuer during the last three years

During the last three years, changes in the share capital of IVAX have comprised: (i) changes in the issued and outstanding share capital of the Issuer and (ii) an amendment to increase the number of the Authorized Shares (see also Section 6 below).

During the last three years the number of the Issuer’s issued and outstanding Shares has differed from the number of Shares of the Issuer’s Common Stock registered with U.S. SEC. See Section 4.3 below for an explanation of the difference between these two numbers.

4.1	Changes in the issued and outstanding share capital of the Issuer

During the last three years changes in the issued and outstanding share capital of the Issuer have resulted from (i) the issue of the new Shares of the Issuer’s Common Stock (see Section 4.1.1 below) and (ii) repurchase by IVAX of the Shares of its Common Stock under its stock repurchase program (see Section 4.1.2 below).

Changes in the issued and outstanding share capital during the last three years (in thousands)

Data from the financial statements	10-Q for the quarter ended on June 30, 2004	10-K for 2003	10-K for 2002 (consolidated annual report for the year ended December 31, 2002)	10-K for 2001 (consolidated annual report for the year ended December 31, 2001)
	June 30, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Issued and outstanding shares of common stock of the Issuer	250,076	245,885	242,965	245,654

As of September 1, 2004 there were 250,320,365 Shares issued and outstanding, where the number of the issued and outstanding Shares reported in the consolidated quarterly report for the quarter ended on June 30, 2004 included in 10-Q Form (see the chart above) amounted approximately to 250,076,000. The number of the Issuer’s Shares issued and outstanding can continuously fluctuate depending, in particular, upon the conversion of other securities issued by IVAX that are convertible into Shares, implementation of the employee benefit plans and repurchases of the Shares by the Issuer under its stock repurchase program (see Section 5 below).

4.1.1	Issue of the Shares of the Issuer’s Common Stock during the last three years

During the last three years, changes in the issued and outstanding share capital of IVAX have resulted from: (i) implementation of the Issuer’s employee benefit plans comprising the execution of the Issuer’s employee stock options and share repurchases by employees under the 1999 Employee Stock Purchase Program (see Exhibit 1), (ii) issue of new Shares of the Issuer’s Common Stock in connection with acquisitions of businesses, properties and/or securities by the Issuer and/or IVAX group, (iii) settlement of put options and (iv) implementation of the 5-for 4 stock splits.

During the last three years IVAX has not issued any Shares of Common Stock for cash other than in connection with its employee stock options and 1999 Employee Stock Purchase Program.

During the last three years no person or group of persons has subscribed for five percent or more of the share capital of the Issuer. Currently, there is only one shareholder who holds more than 5% of the outstanding Shares. In past years, however, there have been other such shareholders. Persons known to the Issuer who have beneficially owned five percent and more of IVAX Common Stock during the last three years have been listed in the below chart.

Date	Name of Beneficial Owner	Shares Beneficially Owned [1]	Percent of Class (as of March 31)
March 31, 2001	Phillip Frost	38,812,430	15.51%

	Putnam Investment, LLC	16,648,702	6.65%

	Putnam Investment Management, LLC	13,517,922	5.40%

March 31, 2002	Phillip Frost	39,556,491	15.70%

	Azure Limited Charter Management, Ltd.	13,965,215	5.54%

March 31, 2003	Phillip Frost	41,087,523	16.86%

	Azure Limited Charter Management, Ltd.	13,965,215	5.73%

March 31, 2004	Phillip Frost	42,270,228	17.1%

[1]	For purposes of the above chart, beneficial ownership has been computed pursuant to Rule 13d-3 under the U.S. Securities Exchange Act. According to this provision beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power which includes the power to vote, or to direct the voting of, such security; and/or investment power which includes the power to dispose, or to direct the disposition of, such security. A person shall be also deemed to be the beneficial owner of a security, if that person has the right to acquire beneficial ownership of such security, within sixty days, including but not limited to any right to acquire: through the exercise of any option, warrant or right; through the conversion of a security; pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or pursuant to the automatic termination of a trust, discretionary account or similar arrangement, save to certain exceptions envisaged in Rule 13d-3 under the U.S. Securities Exchange Act.

4.1.1.1	Shares issued in connection with the implementation of the Issuer’s employee benefit plans

During the last three years the Issuer has issued Shares of its Common Stock in connection with the implementation of the following employee benefit plans: 1985 Stock Option Plan, 1994 Employee Stock Option Plan, 1997 Stock Option Plan and 1999 Employee Stock Purchase Plan (see Exhibit 1).

The 1985 Stock Option Plan was adopted in July 1985 by the written consent of the sole stockholder of the Issuer’s predecessor at that time. The 1994 Employee Stock Option Plan was adopted by the Board of Directors on April 29, 1994, and approved by the shareholders of the Company on July 29, 1994. The 1997 Stock Option Plan was adopted by the Board of Directors on December 19, 1997.

On June 17, 1999, the Company’s 1999 Employee Stock Purchase Plan was approved at the ordinary General Shareholders Meeting. The Company’s Board of Directors also approved the purchase of Common Stock in the open market, as needed, for the 1999 Employee Stock Purchase Plan.

See Section 3.2.5 above for the description of the exercise price of the issued options and Share price under the Issuer’s employee benefit plans.

Number of the Issuer’s issued and outstanding Shares pursuant to the Issuer’s employee benefit plans (rounded to nearest thousand)

Data from the financial statements	10-Q for the quarter ended on June 30, 2004	10-K for 2003	10-K for 2002 (consolidated annual report for the year ended December 31, 2002)	10-K for 2001 (consolidated annual report for the year ended December 31, 2001)
	June 30, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Shares issued under the Issuer’s employee stock option plans (1985 Stock Option Plan, 1994 Employee Stock Option Plan, 1997 Stock Option Plan)	1,139,000	2,138,000	851,000	1,914,000
Shares issued under 1999 Employee Stock Purchase Plan	51,000	111,000	99,000	47,000

4.1.1.2 Shares	issued in connection with acquisitions

The legal basis for the issue of the Shares in connection with acquisition of businesses, assets and/or securities constitute resolutions of the Board of Directors specifying the maximum amount of the consideration to be paid in a given acquisition payable in Shares of the Issuer’s Common Stock within the limits of the Authorized Shares. The Issuer’s Shares of Common Stock issued in such acquisitions are valued at prices reasonably related to the market value of its Common Stock, either at the time IVAX entered into a given agreement for acquisition or at the time of the completion of such acquisition.

Number of Shares issued in connection with the acquisitions of other businesses/assets/securities by the Issuer and IVAX group

	June 30, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Shares issued in connection with any acquisition of other businesses/assets/securities by IVAX and IVAX group	3,001,000	1,546,000	—	3,591,000

4.1.1.3 Shares	issued in connection with the settlement of put options issued by IVAX during the last three years

From time to time, IVAX issues equity put options to institutional investors in order to reduce the cost associated with its stock repurchase program. See Section 3.2.6 above and Section 4.1.2 below for a description of the Issuer’s stock repurchase program.

During the last three years, IVAX has issued approximately 1,600,000 Shares of Common Stock in settlement of put options. The put options were approved by the Board of Directors on August 17, 2000.

4.1.1.4 Stock	splits

During the last three years the Issuer increased the number of the Shares of its Common Stock in connection with two stock splits. The first approved by the Board of Directors on April 20, 2001, was a 25% Common Stock dividend paid on May 18, 2001 to shareholders of record as of May 1, 2001. As a result, shareholders who owned four Shares prior to the dividend owned five Shares afterward. This dividend is known as a “5-for-4 stock split.”

On July 15, 2004, the Board of Directors approved another 5-for-4 stock split in the form of a 25% Common Stock dividend paid on August 24, 2004 to shareholders of record as of August 10, 2004.

4.1.2	Changes resulting from the Issuer’s stock repurchase program

Public companies in the U.S.A. may engage in stock repurchase programs if approved by the board of directors. Under FBCA, any shares of its common stock acquired by an issuer revert to the status of authorized but unissued shares (within the limits of an authorized shares) unless otherwise designated by the board of directors. IVAX currently has an active stock repurchase program, approved by the Board of Directors most recently on March 15, 2002 providing the authorization to repurchase up to 84,375,000 Shares of IVAX Common Stock. The Issuer repurchased approximately 875,000 Shares of the Issuer’s Common Stock in 2003 at a total cost, including commissions, of approximately USD 8,997,000; approximately 4,852,500 Shares in 2002 for approximately USD 59,391,000 and approximately 8,474,000 Shares in 2001 for approximately USD 155,097,000.

4.2	Changes in number of Authorized Shares during the last three years

During the last three years the number of the Authorized Shares has been changed: (i) from 350,000,000 to 437,500,000 Shares by Articles of Amendment to the Articles of Incorporation effective as of May 18, 2001 and (ii) from 437,500,000 to 546,875,000 Shares by Articles of Amendment to the Articles of Incorporation effective as of August 24, 2004.

4.3	Shares of the Issuer’s Common Stock registered with U.S. SEC

The number of the Issuer’s Shares issued and outstanding varies from the number of Shares registered by the Issuer with U.S. SEC. The variation between these two numbers results from the registration with U.S. SEC of the Issuer’s authorized but unissued Shares (the Authorized Shares) under Rule 415 of of the U.S. Securities Act. Rule 415 provides for the registration with U.S. SEC of securities in an amount the issuer reasonably believes will be offered and sold within two years from the date of effectiveness of the issuer’s registration statement. The securities initially registered under Rule 415 can be sold following such two-year period, if the information about the issuer is continuously updated through incorporation by reference into the shelf registration statement of the issuer’s periodic reports under the U.S. Securities Exchange Act. During the last three years in accordance with Rule 415 the Issuer has filed: (i) the registration statements on Form S-3 to register the Shares issuable upon conversion of its debt securities convertible into Shares of its Common Stock, (ii) the registration statements on Form S-4 to register the Shares to be offered and issued in connection with future acquisitions of businesses, properties and/or securities by the Issuer and/or IVAX group and (iii) the registration statements on Form S-8 to register the Shares reserved for future issuance in connection with the implementation of its employee benefit plans. See Section 5.3 below.

5	Envisaged changes in the share capital of the Issuer

Apart from the envisaged changes in the Issuer’s share capital resulting from the exercising the rights vested in the holders of the Issuer’s convertible notes, changes in the Issuer’s share capital may also, result, in particular, from: (i) exercising the rights vested in the holders of the Issuer’s warrants, (ii) issuances of Shares covered by registrations in accordance with Rule 415 other than Shares issuable upon the conversion of the Issuer’s convertible notes, (iii) further implementation of the Issuer’s stock repurchase program, and (iv) issue of Shares resulting from the exercise of Common Stock purchase rights by the Issuer’s shareholders.

5.1	Convertible notes

The envisaged changes in the Issuer’s share capital may result from conversion of the following convertible notes of the Issuer: (i) USD 400,000,000 of 1.5% convertible senior notes due 2024; and (ii) USD 725,000,000 of 4.5% convertible senior subordinated notes due 2008.

1.5% Convertible Senior Notes

Immediate conversion of the 1.5% Convertible Senior Notes due 2024 would result in the issuance of approximately 16,743,700 Shares of Common Stock. The conversion ratio is 41.85925 Shares of Common Stock per USD 1,000 principal amount of the 1.5% Convertible Senior Notes, or a conversion price of approximately USD 23.89 per Share. However, the 1.5% Convertible Senior Notes are not currently convertible, and the conversion ratio, and the principal amount outstanding, may change by the time the 1.5% Convertible Senior Notes become convertible, so the foregoing number of Shares issuable is not an accurate indication of future issuances. (see Exhibit 1).

4.5% Convertible Senior Subordinated Notes

Immediate conversion of the 4.5 % Convertible Senior Subordinated Notes due 2008 would result in the issuance of approximately 16,664,000 Shares of Common Stock. The conversion ratio is 31.21094 Shares of Common Stock per USD 1,000 principal amount of the 4.5 % Convertible Senior Subordinated Notes, or a conversion price of approximately USD 32.04 per Share. The 4.5 % Convertible Senior Subordinated Notes are convertible at any time before the close of business on May 15, 2008. However, conversion ratio and the principal amount outstanding of the 4.5% Convertible Senior Subordinated Notes may change, so the foregoing number of Shares issuable is not an accurate indication of future issuances. (see Exhibit 1).

5.2	Warrants

Warrant held by Frost Nevada Limited Partnership

Frost Nevada Limited Partnership, beneficially owned by Phillip Frost, the Company’s Chairman of the Board of Directors and CEO, has a warrant to purchase 1,171,875 Shares of Common Stock at an exercise price of USD 7.68 per Share that was issued in connection with a USD 50,000 promissory note issued to Frost Nevada Limited Partnership on November 18, 1999, and repaid on June 30, 2000. Proceeds of the note were used to purchase the Company’s Common Stock under the Issuer’s stock repurchase program (see Section 4.1.2 above) and the exercise price of the warrant was equal to the price paid for the repurchased Shares. The warrant is exercisable through November 17, 2006.

5.3	Shares covered by registrations under Rule 415 of the U.S. Securities Act

The envisaged changes in the Issuer’s share capital may result from registration of the Issuer’s authorized but unissued Shares (the Authorized Shares) under Rule 415 of the U.S. Securities Act (see Section 4.3 above). During the last few years in accordance with Rule 415 the Issuer has filed: (i) the registration statements on Form S-3 to register the Shares issuable upon conversion of its debt securities convertible in the Issuer’s Common Stock, (ii) the registration statements on Form S-4 to register the Shares to be offered and issued in connection with future acquisitions of businesses, properties and securities by the Issuer and/or IVAX group and (iii) the registration statements on Form S-8 to register the Shares reserved for future issuance upon the exercise of employee benefit plans.

Registered Shares issuable upon conversion of the Issuer’s debt securities convertible into Issuer’s Common Stock other than 1.5% Convertible Senior Notes and 4.5 % Convertible Senior Subordinated Notes

Date of registration statement on Form S-3	Registered Securities	Comments
December 6, 2000	400,000,000 USD debt securities, Common Stock and related Common Stock purchase rights (see Section 5.5 below)	The Company may from time to time sell any combination of the securities in one or more offerings up to the total amount of USD 400,000,000. The prospectus contains a general description of the securities the Company may offer.

April 10, 2001	1,562,500 Shares of Common Stock	This registration statement relates to the resale of up to 1,562,500 Shares of the Company’s Common Stock, which represents an estimate of number of Shares that may be issuable to the selling shareholder pursuant to the original settlement terms of six equity put option transactions (see also Section 3.2.6 above).

Registered Shares to be offered and issued in connection with future acquisitions of businesses, properties and securities by the Issuer and/or IVAX group

Date of registration statement on Form S-4	Registered Securities
July 3, 1995	23,437,500 Shares of Common Stock to be offered and issued in connection with future acquisitions of businesses/properties

December 6, 2000	23,437,500 Shares of Common Stock 23,437,500 Common Stock purchase rights (see Section 5.5 below) to be offered and sold in connection with acquisition of businesses/assets/securities

Registered Shares to be offered under the Issuer’s employee benefit plans

Date of registration statement on Form S-8	Registered Shares
July 9, 1996 (effectiveness date - July 28, 1996)	9,375,000 Shares of Common Stock issuable pursuant to IVAX Corporation 1994 Stock Option Plan

December 22, 1997	9,375,000 Shares of Common Stock issuable pursuant to IVAX Corporation 1997 Stock Option Plan

February 18, 2000	9,375,000 Shares of Common Stock issuable pursuant to IVAX Corporation 1997 Stock Option Plan

February 18, 2000	6,563,000 Shares of Common Stock issuable pursuant to IVAX Corporation 1999 Employee Stock Purchase Plan

October 26, 2001	3,125,000 Shares of Common Stock; 2,929,688 Common Stock purchase rights (see Section 5.5 below); to be issued and sold according to the terms of IVAX Corporation 1997 Employee Stock Option Plan

August 3, 2004

31,250,000 Shares of Common Stock;

29,296,875 Common Stock purchase rights (see Section 5.5 below);

to be issued and sold according to the terms of 2004 Incentive Compensation Plan (see Exhibit 1 for the description of 2004 Incentive Compensation Plan)

5.4	Stock repurchase program

The envisaged changes in the share capital of the Issuer may result from the further implementation of the Issuer’s stock repurchase program (see Section 4.1.2 above).

5.5	Common stock purchase right

IVAX has granted to each shareholder a common stock purchase right (a “Right”) that would, under certain circumstances, entitle the registered holder (see Chapter III, Section 6.2.1.1) to purchase 1.1719 of a Share of IVAX Common Stock at a price of USD 9.60. The exercise price of the Rights is subject to adjustment in the event of an extraordinary distribution (defined as a distribution of: (i) evidences of indebtedness; (ii) cash, other than a regular quarterly cash dividend not in excess of 150% of the previous regular quarterly cash dividend from the Company’s earnings or retained earnings; (iii) assets, other than a dividend payable in shares of Common Stock; or (iv) certain subscription rights or warrants) to IVAX shareholders, and the number of Shares issuable upon exercise of the Rights is subject to adjustment in the event of a stock dividend on, or a subdivision or combination of, the IVAX Common Stock. The terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), which was filed with the U.S. SEC on December 31, 1997 as part of a current report on Form 8-K. The Form 8-K is available on the website of the U.S. SEC.

The Rights will expire at the close of business on December 18, 2007, unless earlier redeemed by IVAX. The Rights are intended to cause substantial dilution to a person or group who attempts to acquire IVAX on terms not approved by the Directors, but would not interfere with a merger or other business combination approved by the Directors.

As discussed in Chapter I, Section 2.1.24, the Rights are intended to cause substantial dilution to a person or group that attempts to acquire the Company on terms that the Board of Directors have not approved. Stock purchase rights are an anti-takeover measure typical for U.S. listed companies.

The Rights are not currently exercisable, however, and will only become exercisable after either (i) a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding voting stock of IVAX (“Acquiring Person”) or (ii) the commencement or announcement of a person’s or group’s intention to commence a tender or exchange offer which would result in the ownership of 15% or more of IVAX’s outstanding voting stock. The Rights Agreement provides that any Rights held by a person that becomes an Acquiring Person automatically become null and void. In addition, the Rights Agreement provides that if one of these triggering events occurs, separate rights certificates will be distributed to all shareholders. Such certificates will include an “Election to Purchase” form, which the shareholder would execute and submit to the rights agent (IVAX’s Transfer Agent), together with payment of the exercise price for the Rights that the shareholder wishes to exercise. Upon receipt of the form and payment, the rights agent would deliver the appropriate number of whole shares (and, if applicable, cash in place of fractional shares) to the shareholder. Investors are advised that there have been no documented instances of rights such as the Rights actually being exercised in a U.S. listed company; accordingly, in the event that the Rights become exercisable and additional procedures become necessary, IVAX and the rights agent will work together to develop such procedures.

Furthermore, if a person has become an Acquiring Person, and IVAX were to be acquired in a merger or other business combination in which any Shares of IVAX Common Stock are changed into or exchanged for other securities or assets or more than 50% of the assets or earning power of IVAX were to be sold or transferred, each holder of a Right will have the right to receive, upon payment of the exercise price, shares of the acquiring company having a market value equal to two times the exercise price. In addition, if a person has become an Acquiring Person, each holder of a Right (other than the Acquiring Person), will thereafter have the right to receive, upon payment of the exercise price, Shares of IVAX Common Stock having a market value equal to two times the exercise price. If a person has become an Acquiring Person but has not yet acquired 50% of the voting stock, each Right (other than those held by the Acquiring Person) may, at the option of the Board of Directors, be exchanged for one Share of IVAX Common Stock.

The Rights have been registered under the U.S. Securities Exchange Act (see also charts in Section 5.3 above). The underlying Shares have not been registered because the rights are not currently exercisable.

6	Authorized Shares

The provisions concerning the Issuer’s Authorized Shares are set out in its Articles of Incorporation. Under FBCA the articles of incorporation must prescribe the classes of shares and the number of shares of each class that the corporation is authorized to issue. Due to the specific nature of Florida law the Issuer’s Authorized Shares cannot be considered to constitute the authorized capital (pl. kapital docelowy) as defined in the Polish Commercial Companies Code. However, taking into account certain similarities, the Issuer set forth below information on its Authorized Shares.

Under FBCA and pursuant to Article III of the Articles of Incorporation, as amended by Articles of Amendment effective as of August 24, 2004, the Issuer has the authority to issue 546,875,000 Shares of Common Stock (the Authorized Shares). The aggregate par vale of the Authorized Shares is USD 54,687,500. In accordance with FBCA, the Board of Directors is the body authorized to approve issue of new Shares of Common Stock of the Issuer within the limits authorized in the Articles of Incorporation approved by a majority of the holders of IVAX Common Stock.

As of September 1, 2004 there were 250,320,365 Shares issued and outstanding. The number of the Shares issued and outstanding may continuously fluctuate - see Section 5 above.

7	Registration in the register of delinquent debtors

The Issuer or its subsidiaries and members of its governing bodies are not registered in the register of delinquent debtors, i.e. in section four of the register of entrepreneurs held by the National Court Register in accordance with the Polish Law on the National Court Register or any register of a similar nature in the U.S.A.

CHAPTER V  ASSESSMENTS AND DEVELOPMENT PROSPECTS OF THE ISSUER

Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties and other factors that may cause actual results of the Issuer to differ materially from those expressed or implied by such forward-looking statements. In addition, the following discussion and analysis should be read in conjunction with the 2002 and 2003 consolidated financial statements and the unaudited financial statements for Q2 and the first six months of 2004, included elsewhere in this Prospectus.

The Issuer is a parent company and consolidates information on its entire group. Therefore, information in this Chapter V is provided as if the capital group of the Issuer was a single entity. This Chapter also includes information on particular companies from within the group, which have a material impact of the activity of the Issuer’s group.

1	Assessment of the financial management

The assessment of financial management of the Issuer was prepared based on audited financial statements of the Issuer in the years 2001-2003, of which the financial statements for 2001-2003 are presented in Chapter VII of the Prospectus, and financial statements for the first six months of the year 2004. The financial statements for the first six months of 2004 have not been audited.

Consolidated cash flows in thousand USD, for the years ended December 31 and for the six months ended June 30, 2004:

	1st six months of 2004	2003	2002	2001
Net cash flow from operating activities	(25,856)	82,598	151,138	199,037
Adjustments to net income	(116,295)	(38,653)	28,382	(44,226)
Net income	90,439	121,251	122,756	243,263
Net cash flow from investing activities	(44,084)	(75,723)	28,325	(705,314)
Net cash flow from financing activities	121,693	(29,484)	(179,311)	492,861
Borrowings on long-term debt and loans payable	418,924	28,598	12,745	723,818
Payments on long-term debt and loans payable	(302,641)	(67,298)	(138,812)	(95,533)
Payment of debt redemption premium	(5,868)	—	—	—
Exercise of stock options and employee stock purchases	11,278	18,213	6,184	14,850
Repurchase of common stock, net of put option premium	—	(8,997)	(59,428)	(150,274)
Net increase (decrease) in cash and cash equivalents	(7,580)	(8,538)	(22,856)	3,470

Source: IVAX consolidated financial statements 2001-2003 and the first six months of 2004.

Operating activities of the Issuer generated positive cash flows in the entire period, except for the first half of 2004, presented in the above table. The major sources of cash flows from operating activities were net income, depreciation and amortization.

In the analyzed period, IVAX performed large-scale investments in order to increase and maintain strong generic and proprietary pipeline and simultaneously to perform acquisitions of strategic and complementary businesses. These investments contributed to a significant expansion of Issuer’s pharmaceutical business in the indicated period.

Working capital was $714,300,000 at June 30, 2004, compared to $509,200,000 at December 31, 2003. Cash and cash equivalents were $191,000,000 at June 30, 2004, compared to $146,900,000 at December 31, 2003. Short-term marketable securities were $4,300,000 at June 30, 2004, compared to $10,500,000 at December 31, 2003.

During the first six months of 2004 net cash in the amount of $25,900,000 was used for operating activities, compared to $65,500,000 of net cash provided by operating activities during the first six months of 2003. The decrease in the cash flows on operating activities is mainly due to an increase in receivables in the second quarter of 2004, related to the rollout of new products in North America, while in the corresponding period of 2003 receivables decreased due to improved collectibility of receivables. In 2004, inventory of new products (before being marketed) increased by $15,100,000. An inventory of new products cannot generate any cash flow before the consent to their sale is obtained from the relevant regulatory bodies, provided that the products are not past their expiry date. The issuer can also find an alternative application for these products. Operational obligations of the Issuer increased during the first six months of 2004, as compared to the first six months of the previous year, mainly due to the fact that income tax payments in 2004 were higher than in the corresponding period of 2003.

In 2003, net cash of $82,600,000 was provided by operating activities during 2003 compared to $151,100,000 in 2002 and $199,000,000 in 2001. The decrease in cash provided by operating activities during 2003 was primarily due to an increase in inventory from managements’ desire to maintain higher levels of inventory and accounts receivable from increased sales and a decrease in income from continuing operations and payments of accounts payable. The decrease in cash provided by operating activities during 2002 was primarily the result of reduced operating earnings and increases in inventories, partially offset by increased collections of accounts receivable.

Net cash of $44,100,000 was used for investing activities during the first six months of 2004 compared to $1,700,000 provided by investing activities in the first half of 2003. The Issuer’s capital expenditures increased compared to the relevant period of 2003, mainly due to the acquisition of manufacturing facilities in the first quarter of 2004. In 2003, $75,700,000 was used for investing activities. In 2002, $28,300,000 was provided by investing activities and $705,300,000 was used for investing activities in 2001. During the fourth quarter of 2002, the Issuer received $20,000,000 in connection with certain amendments to the contract for the 1997 sale of Elmiron® with OMP. IVAX will continue to receive payments from OMP over the next several years based upon sales of Elmiron® by OMP, with specified minimum royalty payments due for the period 2003 through 2006.

During 2003, Issuer’s capital expenditures were $95,400,000 compared to $98,700,000 in 2002 and $73,500,000 in 2001. The increase in 2002 as compared to 2001 was due to improvement and expansion of certain facilities. During 2003, the Issuer received $2,000,000 in proceeds from the sale of assets as compared to $1,600,000 in 2002 and $41,700,000 in 2001. During 2003, IVAX spent $7,800,000 to acquire intangible assets as compared to $38,300,000 in 2002 and $133,900,000 in 2001. During 2003, $23,500,000 was used to acquire businesses and increase Issuer’s ownership interest in affiliates as compared to no activity in 2002 and $480,200,000 spent in 2001. During 2003, the Issuer received $27,200,000 in net proceeds from the sale of marketable securities as compared to $128,600,000 received in 2002 and $73,200,000 used for the purchase of marketable securities in 2001. During December 2002, the Issuer purchased for $2,200,000 the remaining outstanding minority interest shares of IVAX Pharmaceuticals s.r.o., Issuer’s subsidiary in the Czech Republic.

The Issuer is planning to incur significant capital expenditures for discovery and development of pharmaceutical products in 2004. Although the research and development expenditures in 2004 are anticipated to reach an amount in the range of $130,000,000 and $140,000,000, the actual amount of the expenditures will depend, among other things, on the results of clinical tests, the number of products being researched, the timing and impact of changes in patent rights and legal disputes, delays or amendments to governmental requirements in respect of the acceptance tests and procedures, development of competition and technology, strategic marketing decisions and liquidity. In addition, the Issuer is planning to spend a further $100,000,000 to $120,000,000 for acquisition, modernization and expansion of the activities of pharmaceutical plants and affiliated entities.

The main source of short term liquidity of the Issuer are current cash and funds generated internally, which as the Issuer believes, will be sufficient to satisfy its current operational requirements and anticipated short term capital expenditures. In the long-term perspective, the Issuer intends to use its internally generated cash funds, to be generated, mainly, from the sale of the existing products, products being currently researched and developed, which will then be licensed or purchased. At present, the Issuer is not in the position to guarantee that the research and development of some of the products will be successfully completed, that the Issuer will obtain the consents from the regulators required for such products or that the products will be manufactured in commercial quantities and at reasonable costs, that the products will be successfully marketed or that the Issuer will acquire such products. The Issuer may consider raising additional financing or an issuance of securities (bonds or equity shares), which will be used for any potential future acquisitions or expansion.

2	Assessment of factors and extraordinary events which influence the results of economic activity

During the second quarter of 2003, the Issuer recorded income from discontinued operations in the amount of $22,200,000, net of tax of $12,800,000, resulting from a number of agreements, for certain patent and product rights and the settlement of litigation related to a contingent sale price dispute from Issuer’s 1997 sale of McGaw, Inc. to B. Braun Melsungen AG. Under these agreements, the Issuer received $13,900,000 of cash, net of related expenses incurred in 2003, and recorded a current tax payable of $5,100,000. In addition, the agreements provide for additional payments totaling $25,500,000 due in five approximately equal annual installments, which were recorded as a receivable discounted at 4%. The Issuer also accrued $1,600,000 of additional fees related to the settlement and a deferred tax liability of $7,700,000.

On January 24, 2003, the Issuer acquired API in Puerto Rico from Chemo Iberica S.A. and Quimica Sintetica S.A. for 1,250,000 shares of Issuer’s common stock, valued at $12,400,000, and $100,000 in cash. API develops, manufactures and sells active pharmaceutical ingredients for various pharmaceutical products, including many products that we sell or have under development. The Issuer acquired API to further Issuer’s objective of complementing existing businesses and to provide new products and marketing opportunities.

On May 27, 2003, the Issuer entered into an agreement to acquire Advanced Tobacco Products, Inc. (“ATP”), for 296,000 shares of Issuer’s common stock, valued at $4,100,000. During the third quarter of 2003, the transaction to acquire ATP was approved by the shareholders of ATP and the transaction was completed. ATP is an inhalation technology company that developed a patent for nicotine impermeable copolymer technology marketed for smoking cessation, that it sold to Pharmacia in 1987. ATP receives payments from Pharmacia on the sales of those products. ATP also has an exclusive license to certain dry powder inhaler technology from Duke University. The Issuer acquired ATP because of the complementary nature of ATP’s technology to Issuer’s product line and because of the anticipated payments from sales of Pharmacia’s products incorporating the patented nicotine technology sold by ATP to Pharmacia.

On October 1, 2003, the Issuer completed an agreement with 3M Pharmaceutical Division, 3M Innovative Properties Company and Riker Laboratories, Inc., to acquire exclusive rights to branded respiratory products, together with related marketing and sales people in nine European countries: United Kingdom, Ireland, France, Germany, Netherlands, Finland, Norway, Denmark and Sweden. The agreement covers the products QVAR® (CFC-free beclomethasone dipropionate), Airomir® (CFC-free salbutamol, known in the U.S.A. as albuterol) in Autohaler® and MDI devices, and over 200 professionals to market and sell these products. The total consideration due from the Issuer under the agreement, including minimum annual royalty payments, is $77,000,000, of which the Issuer paid $26,000,000 on closing, $24,000,000 is due on the first and second anniversaries of the closing date and $3,000,000 is due on the third anniversary. The Issuer is also required to make additional royalty payments on achieving certain annual sales levels up to a maximum of $1,300,000 per year, or $6,600,000 in total.

Net cash of $121,700,000 was provided by financing activities during the first six months of 2004.

Net cash of $29,500,000 was used by financing activities during 2003 compared to $179,300,000 used in 2002 and $492,900,000 provided by financing activities in 2001. During 2003, the Issuer made $28,600,000 of new borrowings, repaid $41,900,000 of long-term debt, repurchased $28,300,000 of Issuer’s convertible debentures for $25,400,000, and reduced Issuer’s repurchases of common stock by $50,400,000 compared to 2002.

On April 22, 2002, the Issuer acquired an exclusive U.S. license to the patent rights to market QVAR® (beclomethasone dipropionate HFA), an aerosol inhaler prescribed to treat asthma. In addition, the Issuer have an option to obtain ownership of the U.S.A. QVAR® trademark, as the well as related patents and the New Drug Application on April 21, 2007. The total consideration due from the Issuer under the contract, including options and extensions, is $105,000,000, of which $21,000,000 was paid on the effective date and $20,000,000 was paid on the first anniversary. The Issuer is entitled to reduce the purchase price by $4,000,000 for required pediatric trials. The remaining payments due from the Issuer are: $30,000,000 on the second anniversary, $25,000,000 on the third anniversary and $5,000,000 on the fifth anniversary upon exercise of the option, subject to reimbursement of all or a portion of the $4,000,000 in the event the Issuer do not continue the pediatric trials.

On August 22, 2003, the Issuer executed a mortgage note and borrowed $15,000,000 from a financial institution. The note matures on August 21, 2008, and bears interest at an annual rate of 4.3% through August 21, 2005.

Thereafter, through the maturity date, the interest rate is adjusted annually based on a variable rate of twenty-five basis points over the prime rate. The note requires monthly principal payments of $40,000 plus interest, with a balloon payment of $12,900,000 due August 21, 2008. The mortgage covers the land and building at Issuer’s corporate headquarters in Miami.

Between August 2000 and March 2002, Issuer’s Board of Directors increased its authorization of share repurchases under the share repurchase program by 28,100,000 shares. The Issuer repurchased (including shares repurchased via the physical settlement method disclosed below) 900,000 shares of Issuer’s common stock in 2003 at a total cost, including commissions, of $9,000,000, 4,900,000 shares in 2002 for $59,400,000 and 8,500,000 shares in 2001 for $155,100,000. At December 31, 2003, the Issuer had the authority to purchase a remaining 16,500,000 shares of Issuer’s common stock or a like-valued amount of Issuer’s convertible debentures under the March 2002 authorization. During 2001, in connection with Issuer’s share repurchase program, the Issuer received $4,700,000 in premiums on the issuance of eight freestanding put options for 2,300,000 shares of Issuer’s common stock, which was credited to “Capital in excess of par value”, of which one put option for 300,000 shares expired unexercised prior to December 31, 2001. The Issuer also received $200,000 upon renewal/rollforward of three put options for 1,100,000 shares into two put options for 1,100,000 shares. Five put options for 2,000,000 shares were exercised by the holders at strike prices ranging from $22.14 to $25.20 during 2001. The Issuer elected the physical settlement method upon exercise of one put option for 400,000 shares and paid $7,800,000 in exchange for the underlying shares. The Issuer elected the net share settlement method upon exercise of the remaining four put options for 1,700,000 shares and issued 400,000 shares of Issuer’s common stock in settlement of the obligation. In the event the put options were exercised, the Issuer had the right to elect to settle by one of three methods: physical settlement by payment in exchange for Issuer’s shares, net cash settlement or net share settlement. During 2002, five put options were exercised for 1,500,000 shares by the holders at strike prices ranging from $15.20 to $25.82. The Issuer elected the physical settlement method upon the exercise of two put options for 600,000 shares and paid $12,700,000 in exchange for the underlying shares. The Issuer elected the net share settlement method for the exercises of the remaining three put options for 900,000 shares and issued 1,200,000 shares of Issuer’s common stock in settlement of the obligation.

On March 3, 2004, the Issuer issued $400,000,000 of Issuer’s 1.5% Convertible Senior Notes due 2024. Under certain circumstances, the 1.5% Notes are convertible, unless previously redeemed, into 41.85925 shares of Issuer’s common stock per $1,000 of principal amount of the 1.5% Notes. This ratio results in a conversion price of approximately $23.89 per share. The Issuer may redeem the 1.5% Notes on or after March 1, 2011. Beginning with the six-month period commencing on March 1, 2011, the Issuer will pay contingent interest on the 1.5% Notes during a six-month interest period if the average trading price of the 1.5% Notes is above a specified level. In addition, holders of the 1.5% Notes may require the Issuer to repurchase the notes on each of March 1, 2011, 2014, and 2019 and upon certain events.

A portion of the net proceeds from the offering of the 1.5% Notes was used to redeem Issuer’s outstanding 5.5% Convertible Senior Subordinated Notes and the remainder has and will be used for general corporate purposes, including potential acquisitions of, and investments in, products, technologies and companies, capital expenditures and working capital. On May 18, 2004, the Issuer redeemed Issuer’s 5.5% Notes, on the earlier redemption terms, paying the amount of $249,000,000 for 102.357% of the aggregated par value of unredeemed notes, plus accrued interest. The Issuer paid $254,869,000 in cash for the redeemed Notes and incurred a one-time financial charge of $8,472,000 in connection with the redemption.

3	Changes in economic activity in the period between the date when the financial statements included in the prospectus were drawn up and the date when the prospectus was drawn up

In the period between the date when the financial statements included in the Prospectus were drawn up and the date when the Prospectus was drawn up, there were no significant changes in economic activity of the Issuer.

4	External and internal factors which are significant to the development of the Issuer

4.1	Global pharmaceutical market

The global pharmaceutical market was estimated by IMS Health, a consulting company specializing in pharmaceutical industry, to be worth $ 201,000,000,000 in 2002, growing at 8% in real terms over 2001. Within this estimate, North America accounts for the largest share, 50%, and the fastest annual growth rate, at 12%. European Union was the second largest market, with a 23% share, followed by Japan with 12% market share and growing at 1% in the real terms. The present global pharmaceutical market is driven by major relevant factors, including US sales volume slowdown and European healthcare reforms. According to the UBS global pharmaceutical industry analysis, the market was expected to grow at a moderate 4% rate in 2004. Despite the high potential for further expansion of key therapeutic areas, the global pharmaceutical market has shown a significant slowdown in growth since the middle of 2002. According to OECD data, healthcare remains one of the most significant single spending areas as a percentage of GDP, with no industrialized country spending less than 5% of GDP on healthcare. The US is the largest spender, with 14% of GDP spent on healthcare, significantly more than Switzerland and Germany, where slightly more than 10% of GDP is spent. In comparison, healthcare expenditures in Poland amounted to ca. 6% of GDP in 2001. Additionally, public healthcare financing systems vary significantly, with the Czech Republic public financing of total healthcare spending up to 90% and the US public financing of healthcare amounting up to 45%. The US patients face significantly more out-of-pocket expenses than European or Japanese patients due to lower level of public healthcare financing.

The US spends 14% of GDP on healthcare and ca 12% of total health expenditures goes into pharmaceuticals. In absolute figures the US leads the way in per capita spending at US$ 4,631, compared with an OECD mean of US$ 1,983. Despite having the highest per capita spending, the US is closer to other countries on pharmaceutical expenditures than for other health services and goods. Spending on prescription drugs is one of the fastest-growing components of healthcare costs. The main factors driving increases in prescription drug spending are: 1) rising prices, 2) increased utilization of drugs, especially among elderly, 3) reliance on newer, more expensive products. US spending on prescription drugs (Rx) have more than tripled since 1990. Although prescription drug spending accounts for only ca 12% of total healthcare spending, this component has been growing at a double-digit rate. According to IMS, retail prescription prices have increased in US by an average of 7.7% since the early 1990s. In the years 1992-2002 the number of prescriptions purchased increased by 68% compared to a population growth of 11%. As a consequence, the average number of prescription per person increased from 7.3 to 11.1. IMS estimates that, in the U.S., generic plus branded generic drug accounted for 17% of drug expenditures in 2002, an increase of 1 percentage point over 2001. Prescription shares are far more significant for generics. As a proportion of total prescriptions purchased, generics amounted for 51% in 2002. The UBS pharmaceutical market analysis confirms expectations that utilization rates will remain strong.

In Europe, cost saving measures have been introduced, what have a direct impact on pharmaceutical industry, even though prescription drugs account only for ca 15% of total healthcare spending. The European market is characterized by fragmentation, and as a result has experienced an increasing degree of interference with market forces, changing regulatory frameworks and a lower predictability. These factors have contributed to slow erosion of the competitiveness of the European pharmaceutical market.

In general, there is a tendency in Europe towards greater drug price liberalization. However, European governments continue to use various approaches to contain drug price growth, especially drugs on reimbursement lists, including strict control of reimbursed medicine prices, limits on the reimbursed drug quantities, removal of the less effective drugs from the reimbursed medicine lists, and referenced price systems used in establishing the listed drug prices. Many governments maintain active progenerics policies that include:

•	recommending generics prescriptions at the physician’s level;

•	favoring generics substitution at the pharmacy level; and

•	generics registration fast-track paths.

The basis for setting the statutory prices on pharmaceuticals varies from country to country. Reference pricing, together with its variations, is the most popular method.

4.2	Pharmaceutical market in Poland

Poland is the sixth largest pharmaceutical market in Europe. Its value in producer prices reached US$ 2.9bn in 2002, according to IMS Health Poland. In retail prices, Poland’s drug market value approaches EUR 4.5bn, according to AESGP (Association Européenne des Spécialités Pharmaceutiques Grand Public), a Europan association of pharmaceutical sector manufacturers.

The Polish pharmaceutical market nearly tripled over the last decade. The value of the market increased to $2,900,000,000 in 2002 from ca $1,000,000,000 in 1992, implying a CAGR of 11.5%. According to IMS Health, Poland’s pharmaceutical market grew at a CAGR of 12.3% between 1998 and 2002, reaching the value of PLN 11,700,000,000. Market dynamics declined to 3.7% in 2002 primarily due to a 4.3% decline in OTC drugs sales and flat pharmaceutical sales to hospitals. Prescription drugs, however, posted 6.9% growth in 2002.

Despite being one of the largest in absolute terms, the Polish pharmaceutical market still presents considerable growth potential due to the fact that consumption per capita, even despite its recent dynamic growth, still remains among the lowest in Europe. In value terms, according to IMS 2002 data, Poles consumed on average $ 75 of drugs per annum compared to $ 84 for Hungarians or $ 95 for Czechs. Central Europe pharmaceuticals consumption is generally half, in $ terms, of what Western Europeans consume per capita. Relatively low consumption per capita in value terms could be misleading, however, as Poles and other CEE nations consume on average more units of drugs per capita than their West European counterparts. The conclusion could be that any further growth would come rather from increases in average drug prices, or put differently, from a shift in consumption patterns towards more expensive drugs, rather than from an increase in unit consumption per capita. The difference between unit and value of consumed drugs stems from higher consumption of generics in Poland, which account for 87% of total drug sales in volume terms.

The existing trends confirm the theoretical conclusions. The original brand drugs consumption is expanding faster than the overall drug market in Poland. In 2002, generic drug sales in volume terms constituted 87% of the market, with only 2.5% being originally branded drugs. The market share of the branded drugs has grown from 7.4% in 1998 to 10.2% in 2002 primarily at the expense of the generics sector. In value terms this trend looks even sounder. Original brand drugs share of the market increased to 31.5% in 2002 from 27.3% in 1998. Year-to-date data indicates a continuance of this trend as the original brand sales accounted for 32.4% of the market with generics’ share falling to 61% in 1H2003 from 61.7% in 2002.

Following 11% average growth posted by the market between 1999 and 2002, the Polish market is expected to grow at an average rate of 9.5% annually through 2005, according to a realistic scenario outlined by IMS Health. We note that if the Polish market continues to grow at this pace, it will reach US$ 6bn, which is comparable to Spain’s current level, by the year 2010.

4.3	Internal factors with significant impact on the development of the Issuer

The development of the Issuer’s business performance depends on various internal factors. The most important are:

•	Product portfolio. The Issuer highlights the importance of the present product portfolio, consisting of generic and proprietary drugs. As consequence of intensive R&D expenditures, it is expected to achieve a combination of brand and generic products, with increasing importance of proprietary and licensed drugs.

•	Acquisitions of businesses and product licenses. The Issuer acquires businesses and licenses that are of special importance for stable and continuous growth.

•	Branded products, formulations and application methods. The Issuer is focused on major pharmaceutical business areas, especially on oncology and respiratory products.

•	Proprietary and generic pipelines. One of the strongest proprietary and generic drug pipelines allows the Issuer to expect a number of products in the future that will sustain sales growth and profits.

•	Research and Development expenditures. R&D spending is one of the most important investment strategies, leading in long-run to strengthening of existing product pipelines.

•	Proficiency of employees. The Issuer employs a large number of professionals, including medicine doctors, scientists, and pharmaceutical analysts. Most of the scientific researchers are employed in Research Centers in US and Europe.

•	Sales and marketing resources. The Issuer has a strong sales and marketing network in all countries where it is operating. This network provides it with an effective tool to increase sales worldwide and contributes to expansion domestically and abroad.

•	Modern and constantly up-graded manufacturing facilities.

5	Factors affecting future performance of the Issuer

The Issuer generated strong revenue growth in the first six months of 2004 principally due to increased demand, new product launches and the acquisition of businesses. Its revenue growth was also driven by a $25,500,000 milestone payment earned under a product collaboration and development agreement with Mayne Group Limited for the marketing and distribution of Issuer’s injectable paclitaxel product in Europe. Stronger currencies in Europe and Latin America also contributed to revenue growth during this period. During the first six months of 2004, the Issuer continued to invest in the future. It invested $127,900,000, an increase of 30%, more in sales and marketing than in the first six months of 2003 and $71,000,000, an increase of 56%, more in research and development than in the first six months of 2003. Despite these investments, operating income increased by 54% from $86,600,000 in the first six months of 2003 to $133,400,000 in the first six months of 2004. The Issuer expects to launch new products in the second half of 2004 and, accordingly, expects that its sales and marketing expenditures may increase over current levels. However, the Issuer expects that its research and development expenditures will generally remain at current levels during the remainder of 2004. In the second quarter of 2004, the Issuer indirectly acquired Corporacion Medco S.A.C., a Peruvian pharmaceutical company, Botica Torres de Limatambo S.A.C., a Peruvian pharmacy company, and a 24.99% interest in Polfa Kutno.

On October 28, 2003, the Issuer received final approval and confirmation of its first to file status from the FDA on Metformin HCl Extended Release and on November 26, 2003, it reached agreement with Alpharma Inc. to share profits on an equal basis on all sales during the 180-day exclusivity period regarding this product. On February 19, 2004, the Issuer received final approval and confirmation of its first to file status on glyburide/metformin HCl tablets. The Issuer launched the product and commenced its 180-day exclusivity period in May 2004. On March 10, 2004, it received approval from the European Commission for the extension of indication of the existing marketing authorization for Paxene® to include treatment of metastatic breast cancer and metastatic ovarian cancer in the 15 member states of the European Union.

As part of its ongoing business strategy, the Issuer enters into collaborative alliances, which allow it to exploit its drug discovery and development capabilities or provide it with intellectual property and technologies. Many of these alliances involve licenses to other companies relating to technologies or compounds under development and, in some cases, finished products. These licenses permit the Issuer to reduce development costs and often involve the receipt of an up-front payment and fees upon completion of certain development milestones and also, generally, provide for royalties based on sales of the products. The Issuer has received significant payments in the past from these arrangements. The Issuer expects that milestone, developmental, royalty and other payments under existing and new collaboration and license agreements with other parties will continue to be an important part of its business. The Issuer’s future net revenues and profits will depend and will fluctuate from period to period, in part, based upon its ability to replace or renew license fees, royalties and development service fees as the related agreements expire or are terminated.

It should furthermore be expected that the Issuer’s future net revenues and profits will also depend upon:

•	the Issuer’s ability to obtain and maintain FDA approval of Issuer’s manufacturing facilities;

•	the Issuer’s ability to maintain a pipeline of products in development;

•	the Issuer’s ability to achieve the milestones specified in Issuer’s license and development agreements;

•	the Issuer’s ability to manufacture, obtain and maintain a sufficient supply of products to meet market demand, retain customers and meet contractual deadlines and terms;

•	the Issuer’s ability to develop and rapidly introduce new products and to introduce existing products into new territories;

•	the timing of regulatory approval of such products;

•	the availability and cost of raw materials required to manufacture such products;

•	market acceptance and demand for new pharmaceutical products or alternative formulations of existing pharmaceutical products that the Issuer may develop or sell;

•	Issuer’s ability to manufacture such products efficiently;

•	the number and timing of regulatory approvals of competing products;

•	impact of competition from brand-name companies that sell or authorize the sale of their own generic products or successfully extend the exclusivity period of their branded products;

•	impact of pharmaceutical industry regulations or pending legislation that could affect the pharmaceutical industry;

•	the outcome and timing of legal proceedings, particularly those related to exclusivity under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Act), and patent infringement cases;

•	court and FDA decisions on exclusivity periods;

•	the ability to forecast inventory levels and trends at the customers and their end-customers; and

•	the Issuer’s and its competitors’ pricing and chargeback policies.

We wish to caution readers that certain important factors may have affected and could in the future affect Issuer’s actual results and could cause actual results to differ significantly from any forward-looking statement which may have been deemed to have been made in this report or which are otherwise made by the Issuer or on Issuer’s behalf. For this purpose any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative variations thereof or comparable terminology are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among other things:

•	the Issuer’s ability to identify potential acquisitions and to successfully acquire and integrate such operations or products;

•	the Issuer’s ability to reduce its backlog and manufacture, obtain and maintain a sufficient supply of products to meet market demand, retain customers and meet contractual deadlines and terms;

•	that the Issuer’s proposed spending on facilities improvement and expansion may not be as projected;

•	that the Issuer may increase sales and marketing costs and research spending above current levels;

•	the Issuer’s ability to obtain and maintain FDA approval of its manufacturing facilities, the failure of which could result in production stoppage or delays;

•	the Issuer’s intention to fund 2004 capital expenditures and research and development from existing cash and internally generated funds;

•	the outcome and timing of any pending or future litigation or investigation (including patent, trademark and copyright litigation and the United Kingdom National Health Service investigation), and the cost, expenses and possible diversion of management’s time and attention arising from such litigation or investigation;

•	difficulties in product development and uncertainties related to the timing or outcome of product development;

•	the availability on commercially reasonable terms of raw materials, particularly raw materials for the paclitaxel product, and other third-party sourced products;

•	the Issuer’s dependence on sole or limited source suppliers and the risk associated with a production interruption or shipment delays at such suppliers;

•	the Issuer’s ability to replace or renew license fees, royalties and development service fees as the related agreements expire or are terminated;

•	difficulties in complying with governmental regulations;

•	difficulties or delays in manufacturing products;

•	efficacy or safety concerns with respect to marketed products, whether or not scientifically justified, leading to recalls, withdrawals or declining sales;

•	the Issuer’s ability to obtain approval from the FDA to market new pharmaceutical products;

•	the acceptance of new products by the medical community as effective as alternative forms of treatment for indicated conditions;

•	the impact of new regulations or court decisions or actions by the Issuer’s competitors regarding the protection of patents and the exclusivity period for the marketing of branded drugs;

•	the Issuer’s ability to use inventory and raw materials in the manner initially intended or to find alternative uses, to the extent the inventory and raw materials relate to products pending final approval or satisfactory resolution of litigation, if such approval or resolution is not obtained;

•	the impact of the adoption of certain accounting standards;

•	the Issuer’s success in acquiring or licensing proprietary technologies that are necessary for its product development activities;

•	the impact of political and economic instability in the countries in which the Issuer operates, particularly Venezuela and other Latin American countries;

•	the Issuer’s successful compliance with extensive, costly, complex and evolving governmental regulations and restrictions;

•	the use of estimates in the preparation of the Issuer’s financial statements;

•	the Issuer’s ability to successfully compete in both the branded and generic pharmaceutical sectors;

•	trade buying patterns;

•	trends toward managed care and health care cost containment;

•	possible U.S. legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including Medicaid and Medicare;

•	interest rate and foreign currency exchange rate fluctuation; and

•	other risks and uncertainties detailed herein and from time to time in Issuer’s U.S. SEC filings.

6	Development strategy and investment targets

6.1	Growth Strategies

The Issuer plans to spend between $130,000,000 and $140,000,000 in 2004 to continue the research and development of pharmaceutical products. Research and development expenses may fluctuate from quarter to quarter and from year to year based on the timing of clinical studies, regulatory filings and litigation. Accordingly, the Issuer cannot assure that its level of research and development spending will be at these levels. In addition, the Issuer plans to spend between $100,000,000 and $120,000,000 in 2004 to improve and expand its pharmaceutical and other related facilities.

The Issuer expects Issuer’s future growth to come from:

•	discovering and developing and/or acquiring new products;

•	developing and marketing selected brand equivalent pharmaceuticals;

•	leveraging proprietary technology and development strengths in the respiratory and oncology areas;

•	pursuing complementary, accretive or strategic acquisitions; and

•	strategically expanding sales and distribution of proprietary and branded products as well as brand equivalent pharmaceutical products.

6.2	Discovery and Development and/or Acquisition of New Products

The Issuer expects that new products that it discovers, develops and/or acquires will provide a cornerstone for its future growth. In October 1999, it dramatically increased the size and scope of its new product development capability through Issuer’s acquisition of the Institute for Drug Research (now called IVAX Drug Research Institute), which had approximately 250 employees engaged in drug research and development. The issuer currently has over 800 people involved in its drug research and development programs. In 2003, the Issuer spent $108,300,000 for company-sponsored research and development activities compared to $76,000,000 in 2002 and $88,000,000 in 2001.

Among the proprietary compounds in development that have either entered or that can be expected to enter clinical trials in the near future are:

•	Xorane™ an oral form of paclitaxel;

•	a compound for the treatment of multiple sclerosis and epilepsy;

•	a compound for the treatment of inflammation disorders;

•	a compound for the treatment of recurrent glioblastoma;

•	one or more of the soft steroids that we are developing for asthma, allergic rhinitis, dermatology and gastrointestinal indications both in humans and companion animals;

•	a compound for the treatment of benign prostatic hypertrophy; and

•	a brain targeted estrogen for the treatment of postmenopausal syndrome, postmenopausal memory disorders and sexual disorders.

Other new compounds in earlier stages of development are being designed to treat cystic fibrosis, HIV infection and neurological disorders.

The Issuer believes that its research programs will allow it to develop proprietary and novel compounds and delivery systems.

6.3	Developing and Marketing Selected Brand Equivalent Pharmaceuticals

The Issuer develops and markets the generic equivalent of brand pharmaceuticals that no longer enjoy patent protection. It seeks to develop generic products that have one or more characteristics that it believes will make it difficult for other competitors to develop competing generics. These characteristics may include one or more of the following:

•	those requiring specialized manufacturing capabilities;

•	those where sourcing the raw material may be difficult;

•	those with complex formulation or development characteristics;

•	those that must overcome unusual regulatory or legal challenges; or

•	those that confront difficult sales and marketing challenges.

The Issuer believes that products with some or all of these characteristics may face limited competition and may produce higher profits for a longer period of time than products without these characteristics.

6.4	Leverage Proprietary Technology and Development Strengths

The Issuer intends to continue to leverage its proprietary technology and development strengths to develop a portfolio of proprietary pharmaceutical products in the areas of respiratory diseases and oncology. Primary among these strengths are:

•	its patented inhalation technology and expertise in developing and commercializing respiratory products; and

•	its experience in the development and commercialization of oncology drugs.

The Issuer technology and capabilities in these areas have also allowed it to pursue new business opportunities in the form of strategic collaborations with pharmaceutical partners desiring to license its technologies and utilize its expertise. In the respiratory area, the Issuer was the first company to obtain approvals of its own formulations of certain drugs that did not contain chlorofluorocarbon (CFC).

6.5	Pursue Complementary, Accretive or Strategic Acquisitions

Acquisitions have in the past helped the Issuer to grow. The Issuer expects to use well-timed, carefully selected acquisitions to continue to drive its growth. The Issuer intends to pursue primarily acquisitions that will complement its existing businesses and provide new product and market opportunities, as well as leverage its existing assets. In assessing strategic opportunities, the Issuer will consider whether it expects the acquisition to:

•	be accretive to earnings;

•	allow the Issuer to leverage its expertise in its areas of therapeutic focus by adding new products or product development capabilities;

•	offer geographic expansion opportunities into key strategic markets; and

•	allow the Issuer to penetrate further the Issuer’s existing markets.

In addition to business acquisitions, the Issuer intends to continue to actively pursue strategic product acquisitions and other collaborative arrangements.

6.6	Strategically Expand Sales and Distribution of Issuer’s Products

The Issuer intends to continue to expand strategically the sales and distribution of its products. It has been developing sales capabilities in various European countries to market respiratory products. In 2000, it began marketing proprietary products through its subsidiaries in the U.S.A. and in Eastern Europe. In 2003, the Issuer purchased 3M’s branded respiratory products business, including related marketing and sales people in nine European countries adding over 200 sales professionals to its sales capabilities.

We have completed acquisitions of pharmaceutical companies and facilities in Argentina, Chile, Mexico and Venezuela, which complement Issuer’s existing operations in Argentina, Peru and Uruguay and continue the expansion of Issuer’s Latin American operations. Issuer’s future plans include the acquisition of additional manufacturing and distribution capabilities in Europe and Latin America.

In Asia, the Issuer believes believe that it can complement the operations of its subsidiaries IVAX Asia Limited, IVAX India PVT Limited and IVAX Pharmaceutical (Beijing) Co. Ltd., and Issuer’s Kunming Baker Norton joint venture company, by establishing additional joint ventures and selectively establishing distribution channels for Issuer’s major products.

At the same time, the Issuer has been attempting to further integrate operations and continuously seeking to identify and exploit the cross-marketing and distribution opportunities that exist among its various subsidiaries. For example, the Issuer’s Czech Republic subsidiary is a large producer of bulk and final dosage form cyclosporin, a drug used to prevent rejection in organ transplant recipients. Cyclosporin is also used in conjunction with the Issuer’s Xorane™ product.

CHAPTER VI  INFORMATION ON THE ISSUER’S ORGANIZATION, MANAGING

AND SUPERVISING PERSONS AND MAJOR SHAREHOLDERS

1	Information on persons managing and persons supervising the Issuer’s operations

The decision making authorities of the Issuer are: the General Shareholders’ Meeting and the Board of Directors.

The General Shareholders’ Meeting, in contradiction with the role of the shareholders’ meeting under Polish law, makes limited decisions and makes no strategic decisions regarding the Company.

The Board of Directors performs the functions of a supervisory board and a management board in companies incorporated under Polish law. The FBCA provides that all corporate powers are exercised by or under the authority of, and the business and affairs of the corporation is managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation. The Articles of Incorporation do not include any limitations on the statutory powers of the Board of Directors described above.

1.1	Directors

The Board of Directors is currently composed of twelve Directors. The Directors do not have any specific responsibilities nor they are responsible for certain divisions of the Company. A Director may hold the position of an “independent director” (“outside director”) or an “inside director”.

The independent directors (outside directors) are those Directors who were appointed as such by the GSM of the Issuer pursuant to Section 121A of the American Stock Exchange Company Guide, and are not a party to an employment relationship with IVAX. Independent directors are entitled to “director’s fees”, i.e. cash remuneration.

The inside directors are those directors who at the same time as being directors hold the position of officer of a company. A person may hold more than one office, which means that such person may simultaneously hold the offices of a director and an officer. Inside directors enter into a legal relationship with a company, pursuant to which they provide work and receive remuneration. Inside directors are not entitled to remuneration for holding the position of directors, in particular, they are not eligible to director’s fees.

Inside directors are the Directors listed in Sections 1.1.1 to 1.1.3 below. The remaining Directors are outside directors.

Directors are elected for annual terms of office that expire at the next annual General Shareholders’ Meeting, unless they are reelected for another annual term of office.

With respect to each and every Director of the Issuer, the following statements apply:

•	as none of the Directors is a Polish citizen, none has a PESEL ID number;

•	none of the Directors is engaged in any activity outside the Issuer’s operations that would be competitive to the Issuer’s business, nor is a partner to, a stockholder or shareholder in or a member of any corporate authorities of any entity which could be competitive to the Issuer;

•	none of the Directors has been employed in any supervisory or executive capacity in any entity which became bankrupt or went into liquidation during the Director’s term in office;

•	none of the Directors has been deprived of the right to run a business activity on the Director’s own account by a bankruptcy court nor the right to hold a position of the member of the supervisory board, the representative or the power of attorney in a commercial company, a state owned enterprise, a cooperative, a foundation or a society, nor has any Director been sentenced by a legally-binding court ruling for the offences described in Chapters from XXXIII to XXXVII of the Criminal Code nor offences described in Article 585, Article 587 and Articles 590-591 of the Commercial Companies Code;

•	in connection with the Issuer’s status as a foreign corporation, the requirement to disclose whether a Director is recorded in the register of insolvent debtors does not apply.

1.1.1	Phillip Frost

Information on the residence address of Phillip Frost is covered by a non-disclosure application and is supplied in that application.

Age 67.

Information on the Social Security Number of Phillip Frost is covered by a non-disclosure application and is supplied in that application.

Phillip Frost has been chairman of the Board of Directors and CEO of the Issuer since 1987.

At the Company’s annual General Shareholders’ Meeting held on July 15, 2004, he was elected to another annual term as a Director.

Phillip Frost is a party to an employment agreement and change of control agreement, as described below.

On November 28, 1997, the Company entered into an employment agreement with Phillip Frost pursuant to which Phillip Frost serves as chairman of the Board of Directors and CEO. The agreement had a five-year initial term, and automatically renews for two years on the fifth anniversary and on each subsequent second anniversary unless a written notice is delivered to the executive six months prior to expiration, stating that the term will not be extended. Termination without cause triggers two years of separation pay and benefits for the executive.

Phillip Frost is additionally a party to a change of control agreement signed in November 1997. The term of the agreement is one year and automatically renews on each anniversary unless 60 days prior to the renewal date, a notice is delivered to the executive that the change of control period will not be extended. A summary of the change of control agreement is disclosed in Section 1.2 below.

Phillip Frost is a medicine doctor, a graduate from Albert Einstein College of Medicine.

He has been an employee of the Issuer since August 1986. He is chairman of the board of directors of IVAX Diagnostics, Inc., a subsidiary of IVAX. He is a director of Northrop Grumman Corporation (aerospace), Continucare Corporation (healthcare) and Ladenburg Thalmann Financial Services Inc. (securities brokerage). He is chairman of the board of trustees of the University of Miami and a member of the board of governors of the Amex.

Phillip Frost was chairman of the board of directors of Key Pharmaceuticals, Inc. from 1972 to 1986. He was the chairman of the department of dermatology at Mt. Sinai Medical Center of Greater Miami, Miami Beach, Florida from 1972 to 1990. He served as the Issuer’s president from July 1991 until January 1995.

Phillip Frost’s salary in 2003 and his long-term compensation have been disclosed in the table, in Section 2.1 below.

1.1.2	Neil Flanzraich

Information on the residence address of Neil Flanzraich is covered by a non-disclosure application and is supplied in that application.

Age 61.

Information on the Social Security Number of Neil Flanzraich is covered by a non-disclosure application and is supplied in that application.

Neil Flanzraich serves as vice chairman of the Board of Directors and president of the Issuer.

At the Company’s annual General Shareholders’ Meeting held on July 15, 2004, he was elected to another annual term as a Director.

Neil Flanzraich is a party to an employment agreement and change of control agreement, as described below.

On May 26 1998, the Company entered into an employment agreement with Neil Flanzraich pursuant to which he serves as the Company’s vice chairman of the Board of Directors and president. The agreement had a five-year initial term, and automatically renews for two years on the fifth anniversary and on each subsequent second anniversary unless written notice is delivered to the executive six months prior to the expiration stating the term will not be extended. Termination without cause triggers two years of separation pay and benefits for the executive.

Neil Flanzraich is additionally a party to a change in control agreement, signed in July 1998. The term of the agreement is for one year and automatically renews each anniversary unless 60 days prior to the renewal date, a notice is delivered to the executive that the change of control period will not be extended. A summary of the change of control agreement is disclosed in Section 1.2 below.

Neil Flanzraich graduated Magna Cum Laude from Harvard Law School in 1968 as a Juris Doctor.

Neil Flanzraich has been an employee of the Issuer since May 1998. He is a director of IVAX Diagnostics, Inc. (diagnostic reagent kits), a subsidiary of IVAX, Continucare Corporation (healthcare), and RAE Systems Inc. (gas detection and security monitoring systems).

He was a shareholder and served as chairman of the life sciences legal practices group of Heller Ehrman White & McAuliffe (law firm) from 1995 to 1998. From 1981 to 1994, he served in various capacities at Syntex Corporation (pharmaceuticals), most recently as its senior vice president, general counsel and a member of the corporate executive committee. From 1994 to 1995, after Syntex Corporation was acquired by Roche Holding Ltd. (pharmaceuticals), he served as senior vice president and general counsel of Syntex (U.S.A.) Inc., a Roche subsidiary.

Neil Flanzraich’s salary in 2003 and his long-term compensation have been disclosed in the table, in Section 2.1 below.

1.1.3	Jane Hsiao

Information on the residence address of Jane Hsiao is covered by a non-disclosure application and is supplied in that application.

Age 57.

Information on the Social Security Number of Jane Hsiao is covered by a non-disclosure application and is supplied in that application.

Jane Hsiao has served as IVAX’s vice chairman-technical affairs since February 1995 and as IVAX’s chief technical officer since July 1996.

At the Company’s annual General Shareholders’ Meeting held on July 15, 2004, she was elected to another annual term as a Director.

Jane Hsiao is a party to an employment agreement and change of control agreement, as described below.

On January 19, 1998, the Company entered into an employment agreement with Jane Hsiao pursuant to which she serves as IVAX’s chief technical officer. The agreement had a five-year initial term, and automatically renews for two years on the fifth anniversary and on each subsequent second anniversary unless written notice is delivered to the executive six months prior to the expiration stating the term will not be extended. Termination without cause triggers two years of separation pay and benefits for the executive.

Jane Hsiao is additionally a party to a change in control agreement, signed in January 1998. The term of the agreement is for one year and automatically renews each anniversary unless 60 days prior to the renewal date, a notice is delivered to the executive that the change of control period will not be extended. A summary of the change of control agreement is disclosed in Section 1.2 below.

Jane Hsiao graduated from University of Illinois in 1973, Ph.D., medicinal chemistry and Nova Southeastern University in 1994, M.B.A.

Jane Hsiao has been an IVAX employee since August 1986. Jane Hsiao has served as chairman, chief executive officer and president of DVM Pharmaceuticals, Inc., the Company’s veterinary products subsidiary since March 1998. She is a director of IVAX Diagnostics, Inc., a subsidiary of IVAX.

From 1992 until February 1995, she served as the Company’s chief regulatory officer and assistant to the chairman of the Board of Directors, and as vice president - quality assurance and compliance of IVAX Research, Inc., IVAX’s principal proprietary pharmaceutical subsidiary. From 1987 to 1992, Jane Hsiao was vice president - quality assurance, quality control and regulatory affairs of IVAX Research, Inc.

Jane Hsiao’s salary in 2003 and her long-term compensation have been disclosed in the table, in Section 2.1 below.

1.1.4	Mark Andrews

Information on the residence address of Mark Andrews is covered by a non-disclosure application and is supplied in that application.

Age 53.

Information on the Social Security Number of Mark Andrews is covered by a non-disclosure application and is supplied in that application.

Mark Andrews has served as a Director of IVAX since 1987.

At the Company’s annual General Shareholders’ Meeting held on July 15, 2004, he was elected to another annual term as a Director.

Mark Andrews is an independent Director and is not a party to an employment relationship with IVAX.

Mark Andrews graduated from Harvard University in 1975.

He has served as the chairman and president of Great Spirits Company LLC (consumer products) since founding it in 1998. He served as the chairman of the board of directors and chief executive officer of American Exploration Company (oil and gas exploration and production) from 1980 until its merger into Louis Dreyfus Natural Gas Corporation (oil and gas exploration and production) in October 1997 when he became the vice chairman of the board of directors of the combined entity.

Mark Andrews received fees for his service as a director of USD 26,416 in 2003. Other than such fees, in 2003 the Issuer did not pay any other compensation to Mark Andrews. As part of his long-term compensation, Mark Andrews was granted in 2003 an option to acquire 9,375 shares of the Issuer.

1.1.5	Ernst Biekert

Information on the residence address of Ernst Biekert is covered by a non-disclosure application and is supplied in that application.

Age 79.

Information on the passport number of Ernst Biekert is covered by a non-disclosure application and is supplied in that application.

Ernst Biekert has served as a Director of IVAX since 1991.

At the Company’s annual General Shareholders’ Meeting held on July 15, 2004, he was elected to another annual term as a Director.

Ernst Biekert is an independent Director and is not a party to an employment relationship with IVAX.

Ernst Biekert graduated from Tubingen University in 1948.

Ernst Biekert received a doctoral degree from the faculty of chemistry of Tubingen University in 1953.

Ernst Biekert has been a professor at the University of Heidelberg in Germany since 1968. He was the chairman of the board of directors and chief executive officer of Knoll A.G. (pharmaceuticals) from 1968 to 1985. Ernst Biekert was a consultant to BASF A.G. (chemicals and pharmaceuticals) from 1985 to 1987 and was the president of its pharmaceutical division from 1975 to 1985.

Ernst Biekert received fees for his service as a director of USD 14,788 in 2003. Other than such fees, in 2003 the Issuer did not pay any other compensation to Ernst Biekert. As part of his long-term compensation, Ernst Biekert was granted in 2003 an option to acquire 9,375 shares of the Issuer.

1.1.6	Jack Fishman

Information on the residence address of Jack Fishman is covered by a non-disclosure application and is supplied in that application.

Age 73.

Information on the Social Security Number of Jack Fishman is covered by a non-disclosure application and is supplied in that application.

Jack Fishman has served as a Director of IVAX since 1987.

At the Company’s annual General Shareholders’ Meeting held on July 15, 2004, he was elected to another annual term as a Director.

Jack Fishman is an independent Director and is not a party to an employment relationship with IVAX.

Jack Fishman graduated from Yeshiva University (B.A., 1951), Columbia University (M.A., 1953) and Wayne State University (Ph.D., 1956).

Jack Fishman has been a professor and adjunct professor at the Rockefeller University since 1982 and director of research at the Strang Cornell Cancer Research Laboratory, a non-profit entity associated with Cornell University Medical College, since 1991. He served as IVAX’s chief scientific officer from 1991 to 1995, as a vice chairman of the Board of Directors from 1991 to 1997 and as the Company’s president from 1988 to 1991. Jack Fishman served as a research professor of biochemistry and molecular biology at the University of Miami from 1988 to 1992.

Jack Fishman received fees for his service as a director of USD 24,250 in 2003. Other than such fees, in 2003 the Issuer did not pay any other compensation to Jack Fishman. As part of his long-term compensation, Jack Fishman was granted in 2003 an option to acquire 9,375 shares of the Issuer.

1.1.7	Richard C. Pfenniger, Jr.

Information on the residence address of Richard C. Pfenniger, Jr. is covered by a non-disclosure application and is supplied in that application.

Age 48.

Information on the Social Security Number of Richard C. Pfenniger, Jr. is covered by a non-disclosure application and is supplied in that application.

Richard C. Pfenniger, Jr. has served as a Director of IVAX since 2002.

At the Company’s annual General Shareholders’ Meeting held on July 15, 2004, he was elected to another annual term as a Director.

Richard C. Pfenniger, Jr. is an independent Director and is not a party to an employment relationship with IVAX.

Richard C. Pfenniger, Jr. graduated from University of Florida in 1982.

Richard C. Pfenniger has been chief executive officer and president of Continucare Corporation (healthcare) since October 2003, and a director of Continucare Corporation since March 2002, serving as chairman of the board of directors since September 2002. He served as chief executive officer and vice chairman of the board of directors of Whitman Education Group, Inc. (proprietary education) from 1997 until July 2003. Richard C. Pfenniger, Jr. was IVAX’s chief operating officer from 1994 to 1997. He served as IVAX’s senior vice president – legal affairs and general counsel from 1989 to 1994.

Richard C. Pfenniger, Jr. received fees for his service as a director of USD 23,750 in 2003. Other than such fees, in 2003 the Issuer did not pay any other compensation to Richard C. Pfenniger, Jr. As part of his long-term compensation, Richard C. Pfenniger, Jr. was granted in 2003 an option to acquire 9,375 shares of the Issuer.

1.1.8	David A. Lieberman

Information on the residence address of David A. Lieberman is covered by a non-disclosure application and is supplied in that application.

Age 68.

Information on the Social Security Number of David A. Lieberman is covered by a non-disclosure application and is supplied in that application.

David A. Lieberman has served as a Director of IVAX since 2002.

At the Company’s annual General Shareholders’ Meeting held on July 15, 2004, he was elected to another annual term as a Director.

David A. Lieberman is an independent Director and is not a party to an employment relationship with IVAX.

David A. Lieberman graduated from University of North Carolina in 1957 as a B.S.

David A. Lieberman is senior vice president for business and finance of the University of Miami, where he has served since 1978. Prior to his service at the university, David A. Lieberman’s financial career included positions as a chief financial officer and management consultant in private industry as well as 12 years with Arthur Andersen’s auditing and consulting divisions. David A. Lieberman was a certified public accountant (“CPA”) for over 35 years and has served on the corporate boards of six privately held companies and local United Way and chamber of commerce boards.

David A. Lieberman received fees for his service as a director of USD 26,875 in 2003. Other than such fees, in 2003 the Issuer did not pay any other compensation to David A. Lieberman. As part of his long-term compensation, David A. Lieberman was granted in 2003 an option to acquire 9,375 shares of the Issuer.

1.1.9	Betty G. Amos

Information on the residence address of Betty G. Amos is covered by a non-disclosure application and is supplied in that application.

Age 62.

Information on the Social Security Number of Betty G. Amos is covered by a non-disclosure application and is supplied in that application.

Betty G. Amos has served as a Director of IVAX since 2003.

At the Company’s annual General Shareholders’ Meeting held on July 15, 2004, she was elected to another annual term as a Director.

Betty G. Amos is an independent Director and is not a party to an employment relationship with IVAX.

Betty G. Amos graduated from University of Miami in 1976 and from postgraduate M.B.A. studies.

Betty G. Amos is the sole shareholder and has served as the president of the Abkey Companies (Fuddruckers franchisee) since 1983. Prior to this, Betty G. Amos served as an investment manager and tax consultant for her own accounting firm. Betty G. Amos was also a co-founder of MegaBank, a five-branch community bank which was sold in 1995. At MegaBank, Betty G. Amos was chair of the audit committee and served on the executive and loan committees. Betty G. Amos is a certified public accountant (“CPA”) and has served on the University of Miami board of trustees since 1997, including two years as chair of the audit committee. She also serves on the audit committee of the Miami-Dade County School Board.

Betty G. Amos received fees for her service as a director of USD 14,361 in 2003. Other than such fees, in 2003 the Issuer did not pay any other compensation to Betty G. Amos. As part of her long-term compensation, Betty G. Amos was granted in 2003 an option to acquire 9,375 shares of the Issuer.

1.1.10	Bertram Pitt

Information on the residence address of Bertram Pitt is covered by a non-disclosure application and is supplied in that application.

Age 72.

Information on the Social Security Number of Bertram Pitt is covered by a non-disclosure application and is supplied in that application.

Bertram Pitt has served as a Director of IVAX since 2003.

At the Company’s annual General Shareholders’ Meeting held on July 15, 2004, he was elected to another annual term as a Director.

Bertram Pitt is an independent Director and is not a party to an employment relationship with IVAX.

Bertram Pitt graduated from University of Basel in 1959 as an M.D.

Bertram Pitt has been a professor of internal medicine at the University of Michigan School of Medicine since 1977, where he also served as the director of the division of cardiology from 1977 to 1991 and the associate chairman for academic and industrial programs from 1991 to 1999.

Bertram Pitt received fees for his service as a director of USD 16,212 in 2003. Other than such fees, in 2003 the Issuer did not pay any other compensation to Bertram Pitt. As part of his long-term compensation, Bertram Pitt was granted in 2003 an option to acquire 9,375 shares of the Issuer.

1.1.11	Paul L. Cejas

Information on the residence address of Paul L. Cejas is covered by a non-disclosure application and is supplied in that application.

Age 61.

Information on the Social Security Number of Paul L. Cejas is covered by a non-disclosure application and is supplied in that application.

Paul L. Cejas has served as a Director of IVAX since 2003.

At the Company’s annual General Shareholders’ Meeting held on July 15, 2004, he was elected to another annual term as a Director.

Paul L. Cejas graduated from University of Miami in 1969 and from baccalaureate studies (B.B.A.).

Paul L. Cejas has served as the chairman of the board of directors and chief executive officer of PLC Investments, Inc. (investment management) since March 2001. From October 1998 to March 2001 he served as the U.S. ambassador to Belgium. Paul L. Cejas is a former member of the board of regents of the Florida State University System and the former chairman of the Miami-Dade County School Board. He is a member of an advisory board of the Tate Museum, London and the Smithsonian Institution National Board.

Paul L. Cejas received fees for his service as a director of USD 3,333 in 2003. Other than such fees, in 2003 the Issuer did not pay any other compensation to Paul L. Cejas. In 2003 Paul L. Cejas was not granted any options to acquire shares of the Issuer.

1.1.12	Bruce W. Greer

Information on the residence address of Bruce W. Greer is covered by a non-disclosure application and is supplied in that application.

Age 55.

Information on the Social Security Number of Bruce W. Greer is covered by a non-disclosure application and is supplied in that application.

Bruce W. Greer has served as a Director of IVAX since 2003.

At the Company’s annual General Shareholders’ Meeting held on July 15, 2004, he was elected to another annual term as a Director.

Bruce W. Greer is an independent Director and is not a party to an employment relationship with IVAX.

Bruce W. Greer graduated from Columbia University in 1973 as a Juris Doctor.

Bruce W. Greer has been an attorney in private practice since 1973. He has been a partner in The Carlisle Group Inc. (multi-family housing) since 1997. He is the president of the board of trustees of the Fairchild Tropical Botanic Gardens, Coral Gables, Florida.

Bruce W. Greer received fees for his service as a director of USD 3,333 in 2003. Other than such fees, in 2003 the Issuer did not pay any other compensation to Bruce W. Greer. In 2003 Bruce W. Greer was not granted any options to acquire shares of the Issuer.

1.2	Officers

As noted in Section 1 of this Chapter VI, the system of corporate authorities of a company incorporated under the laws of Florida considerably varies from the system of corporate authorities of a company organized under Polish law. Generally, officers of an U.S. law corporation may be treated as the management authority of a corporation, which however should not be equated with a management board within the meaning of Polish law.

The officers are in fact individual managers of the company and do not take any decisions in a group. According to the Bylaws of the Issuer, all corporate powers are exercised by the Board of Directors or at the direction of the Board of Directors and any matters and any corporate matters and business managed under its direction. Under U.S. law, officers of a company are not appointed for a fixed term. The Board of Directors may appoint and discharge Officers at its discretion and without specifying their respective tenure. Therefore, the requirement to provide information on the term of office of the Officers is not relevant to the Issuer.

The Officers of the Company are employed on an at-will basis. Employment at will means that an employee is free to leave his or her employment at any time, with or without cause or notice, and IVAX retains the same right to terminate the employee’s employment at any time, with or without cause or notice. If the employee decides to leave his/her employment with IVAX, the employee is asked, but not required, to give at least two weeks’ written notice. The Company reserves the right to request the employee to leave his/her employment prior to the expiration of the two week notice period. Employment at will gives no right to termination payments.

However, some Officers are additionally parties to employment agreements setting out individually the terms and conditions of employment of the Officer, as described in Sections 1.2.1 through 1.2.13 below, while certain Officers are parties to change of control agreements, or a combination of employment agreement and change of control agreement. Generally, both employment agreement and change of control agreement, in contradiction to employment at will, give right to termination payments. A summary of the change of control agreements is provided below.

Change of control agreements are intended to provide protection to key employees and to provide for continuity of management in the event of a change in control and apply only to Officers. Under the change in control agreements, a change in control includes, in principle, any of the following events: (1) the acquisition of 40% or more of the Company’s Common Stock by a person or group; (2) a change in the majority of Board of Directors (other than a change approved by the incumbent Board of Directors); (3) approval by the shareholders of a reorganization, merger or consolidation; or (4) approval by the shareholders of a liquidation or dissolution or sale of all or substantially all of its assets. Each agreement provides that a covered Officer will have a position, responsibilities and authority at least commensurate with those held during 90 days preceding the change in control. If, following a change in control, the Officer is terminated for any reason other than death, disability or for cause, or if such Officer terminates his or her employment agreement for good reason (as defined in the agreements) or for any reason during the 30-day period following the six month anniversary of the change in control, then the Officer is entitled to a severance payment equal to two times the Officer’s annual base salary plus his last annual bonus or the average annual bonus paid during the three years preceding the change in control.

With respect to each and every Officer of the Issuer, the following statements apply:

•	as none of the Officers is a Polish citizen, none has a PESEL ID number;

•	none of the Officers is engaged in any activity outside the Issuer’s operations that would be competitive to the Issuer’s business, nor is a partner to, a stockholder or shareholder in or a member of any corporate authorities of any entity which could be competitive to the Issuer;

•	none of the Officers has been employed in any supervisory or executive capacity in any entity which became bankrupt or went into liquidation during the Officers’ term in office;

•	none of the Officers has been deprived of the right to run a business activity on the Officer’s own account by a bankruptcy court nor the right to hold a position of the member of the supervisory board, the representative or the power of attorney in the commercial company, a state owned enterprise, a cooperative, a foundation or a society, nor has any of the Officers been sentenced by a legally-binding court ruling for the offences described in Chapters from XXXIII to XXXVII of the Criminal Code nor the offences described in Article 585, Article 587 and Articles 590-591 of the Commercial Companies Code;

•	in connection with the Issuer’s status as a foreign corporation, the requirement to disclose whether an Officer is recorded in the register of insolvent debtors does not apply.

1.2.1	Phillip Frost, Neil Flanzraich, Jane Hsiao

Information concerning Phillip Frost, Neil Flanzraich and Jane Hsiao, who combine the posts of Directors with Officers is given in Sections 1.1.1, 1.1.2. and 1.1.3 above.

1.2.2	Thomas Beier

Information on the residence address of Thomas Beier is covered by a non-disclosure application and is supplied in that application.

Age 58.

Information on the Social Security Number of Thomas Beier is covered by a non-disclosure application and is supplied in that application.

Thomas Beier has been serving as IVAX’ s senior vice president - finance and chief financial officer since 1997.

Thomas Beier is a party to a change of control agreement, signed in January 1998. The term of the agreement is for three years and automatically renews each anniversary unless 60 days prior to the renewal date, a notice is delivered to the executive that the change of control period will not be extended. A summary of the change of control agreement is given in Section 1.2 above.

Thomas Beier graduated from University of Miami in 1969 with a bachelor’s degree in business administration.

From December 1996 to October 1997, Thomas Beier served as the Issuer’s vice president - finance. Prior to joining the issuer, he served as senior vice president and chief financial officer of Intercontinental Bank from 1989 to August 1996.

1.2.3	Rafick Henein

Information on the residence address of Rafick Henein is covered by a non-disclosure application and is supplied in that application.

Age 64.

Information on the Social Security Number of Rafick Henein is covered by a non-disclosure application and is supplied in that application.

Rafick Henein has served as one of IVAX’s senior vice presidents since 1997. He is a president and chief executive officer in IVAX Pharmaceuticals, Inc.

Rafick Henein is a party to a change of control agreement with IVAX entered into on July 28, 1997 amended in April 2003. Under the agreement, he serves as IVAX’s senior vice president of the Board of Directors and as the president and chief executive officer of IVAX Pharmaceuticals, Inc. The agreement had a five-year initial term, and automatically renews for two years on the fifth anniversary and on each subsequent second anniversary unless written notice is delivered to the executive two years and 90 days prior to the expiration stating the term will not be extended. Termination without cause triggers two years of separation pay and benefits for the executive. Change of control clause states the change of control is trigged by any individual, entity of group acquiring more than 50% of the outstanding shares or the combined voting power of the then outstanding shares. A summary of the change of control agreement is given in Section 1.2 above.

Rafick Henein graduated from Magyar Tudomanyos Akademia in 1970, Ph.D. pharmaceutical technology and McGill University in Montreal in 1982, M.B.A..

Since July 1997, Rafick Henein has served as president and chief executive officer of IVAX Pharmaceuticals, Inc., IVAX’s principal U.S.-based brand equivalent pharmaceutical subsidiary. He held various positions with Novopharm Limited organization (pharmaceuticals) since 1988, rising to the position of president and chief executive officer of Novopharm International in 1996.

1.2.4	Steven D. Rubin

Information on the residence address of Steven D. Rubin is covered by a non-disclosure application and is supplied in that application.

Age 44.

Information on the Social Security Number of Steven D. Rubin is covered by a non-disclosure application and is supplied in that application.

Steven D. Rubin is an employee of the Company since 2001 and has served as the Issuer’s senior vice president, general counsel and secretary.

Steven D. Rubin is a party to a change of control agreement signed in August 2001. The term of the agreement is for three years and automatically renews each anniversary unless 60 days prior to the renewal date, a notice is delivered to the executive that the change of control period will not be extended. A summary of the change of control agreement is given in Section 1.2 above.

Steven D. Rubin graduated from University of Florida in 1985 with a Juris Doctor degree.

Steven D. Rubin has been an IVAX employee since August 2001, general counsel of Telergy, 2000-2001 and an attorney and partner in the law firm of Stearns Weaver Miller Weissler Alhadeff & Sitterson, 1985-2000.

1.2.5	Nicholas Bodor

Information on the residence address of Nicholas Bodor is covered by a non-disclosure application and is supplied in that application.

Age 65.

Information on the Social Security Number of Nicholas Bodor is covered by a non-disclosure application and is supplied in that application.

Nicholas Bodor has served as the Issuer’s chief scientific officer.

Nicholas Bodor is a party to the employment agreement and the change of control agreement, as described below.

In September 2002, IVAX entered into an employment agreement with Nicholas Bodor, pursuant to which Nicholas Bodor has been serving as chief scientific officer. Initial term of agreement was three years. Agreement renews automatically for one year on the third anniversary and on each subsequent anniversary unless written notice is delivered to the executive 90 days prior to the expiration stating the term will not be extended. Termination without cause triggers two years of separation pay and benefits for the executive.

Nicholas Bodor is additionally a party to a change in control agreement, signed in August 2002. The term of the agreement is for one year and automatically renews each anniversary unless 60 days prior to the renewal date, a notice is delivered to the executive that the change of control period will not be extended. A summary of the change of control agreement is given in Section 1.2 above.

Nicholas Bodor graduated from Babes - Bolyai University in 1965, Ph.D. chemistry and University of Texas in 1972, postdoctoral fellow.

Nicholas Bodor is IVAX employee since February 2002. Previously Nicholas Bodor was a managing director of the Institute for Drug Research in Budapest, which IVAX acquired in 1999.

1.2.6	Stephen H. Sheriff

Information on the residence address of Stephen H. Sheriff is covered by a non-disclosure application and is supplied in that application.

Age 58.

Information on the Social Security Number of Stephen H. Sheriff is covered by a non-disclosure application and is supplied in that application.

Stephen H. Sheriff has been with the Company since July 1999 and has served as vice president - taxation and tax counsel.

Stephen H. Sheriff is employed on the at-will basis. A description of the rules and conditions of at-will employment is given in Section 1.2 above.

Stephen H. Sheriff graduated from University of Miami in 1992 with a Juris Doctor degree and University of Georgia in 1971 with the B.B.A. accounting degree.

Prior to employment by IVAX, Stephen H. Sheriff was a business and tax planning lawyer in his own firm from 1996 to 1999. He was assistant vice president, taxation for Knight-Ridder, Inc. from 1987 to 1996, and director of taxation and assistant treasurer for Federal Express Corporation from 1979 to 1987.

1.2.7	Edmund Fry

Information on the residence address of Edmund Fry is covered by a non-disclosure application and is supplied in that application.

Age 61.

Information on the Social Security Number of Edmund Fry is covered by a non-disclosure application and is supplied in that application.

Edmund Fry has been the Issuer’s vice president - compliance since 2002.

Edmund Fry is employed on the at-will basis. A description of the rules and conditions of at-will employment is given in Section 1.2 above.

Edmund Fry graduated from Iowa State University in 1964, with the B.S. degree.

Previously Edmund Fry held a position of a president in Parenteral Drug Association, 1991-2002.

1.2.8	Joseph Michael Lopez

Information on the residence address of Joseph Michael Lopez is covered by a non-disclosure application and is supplied in that application.

Age 52.

Information on the Social Security Number of Joseph Michael Lopez is covered by a non-disclosure application and is supplied in that application.

Joseph Michael Lopez has served as the Issuer’s vice president - human resources since 2002.

Joseph Michael Lopez is a party to a change of control agreement signed in August 2002. The term of the agreement is for three years and automatically renews each anniversary unless 60 days prior to the renewal date, a notice is delivered to the executive that the change of control period will not be extended. A summary of the change of control agreement is given in Section 1.2 above.

Joseph Michael Lopez graduated from University of South Florida in 1973 with the B.A. degree.

Joseph Michael Lopez is an employee of IVAX since July 2000. Previously, he held a position of human resources in Baxter Corporation, 1996-2000.

1.2.9	Thomas E. McClary

Information on the residence address of Thomas E. McClary is covered by a non-disclosure application and is supplied in that application.

Age 50.

Information on the Social Security Number of Thomas E. McClary is covered by a non-disclosure application and is supplied in that application.

Thomas E. McClary has been an employee of IVAX since October 1998 and currently serves as vice president - international finance and chief accounting officer.

Thomas E. McClary is employed on the at-will basis. A description of the rules and conditions of at-will employment is given in Section 1.2 above.

Thomas E. McClary received a bachelor’s degree in 1975 from Northern Illinois University and additionally graduated from University of Illinois in 1979 with the degree of M.S. accounting.

Prior to his employment by IVAX, Thomas E. McClary was corporate controller and treasurer of Solopak Pharmaceuticals from 1995 to 1998 and chief financial officer of Business Partner Solutions, Inc. from 1994 to 1995. From 1979 to 1994, Thomas E. McClary was an accountant with the firm of Deloitte & Touche.

1.2.10	Roberto Prego Novo

Information on the residence address of Roberto Prego Novo is covered by a non-disclosure application and is supplied in that application.

Age 61.

Information on the Social Security Number of Roberto Prego Novo is covered by a non-disclosure application and is supplied in that application.

Roberto Prego Novo has served as vice president - Latin America since 2002.

In June 2000, Roberto Prego Novo signed an employment agreement, pursuant to which he acts as vice president - Latin America. The agreement had a three-year initial term, and automatically renews on the third anniversary and each subsequent anniversary unless written notice is delivered to the executive 30 days prior to the expiration stating the term will not be extended.

Roberto Prego Novo obtained an economist degree at the Santa Maria University, Caracas, Venezuela, in 1980.

Prior to joining IVAX, Roberto Prego Novo was a president of Elmor Laboratories, Caracas, Venezuela since 1984.

1.2.11	Subbarao Uppaluri

Information on the residence address of Subbarao Uppaluri is covered by a non-disclosure application and is supplied in that application.

Age 55.

Information on the Social Security Number of Subbarao Uppaluri is covered by a non-disclosure application and is supplied in that application.

Subbarao Uppaluri is an employee of the Company since February 1997 and is a vice president - strategic planning and treasurer.

Subbarao Uppaluri is a party to the employment agreement and is a party to a change of control agreement, as described below.

In May 2001, IVAX entered into an employment agreement with Subbarao Uppaluri, pursuant to which Subbarao Uppaluri has served as vice president - strategic planning and treasurer. The agreement had a three-year initial term, and automatically renews for one year on the third anniversary and on each subsequent anniversary unless written notice is delivered to the executive 90 days prior to the expiration stating the term will not be extended. Termination without cause triggers two years of separation payment and benefits for the executive.

Subbarao Uppaluri is additionally a party to a change in control agreement, signed in January 2002. The term of the agreement is for one year and automatically renews each anniversary unless sixty days prior to the renewal date, a notice is delivered to the executive that the change of control period will not be extended. A summary of the change of control agreement is given in Section 1.2 above.

Subbarao Uppaluri graduated from Indiana University in 1983, Ph.D. in finance.

In 1983 - 1996, Subbarao Upplauri served as senior vice president of Intercontinental Bank/Nations Bank.

1.2.12	Jimmy Wang

Information on the residence address of Jimmy Wang is covered by a non-disclosure application and is supplied in that application.

Age 42.

Information on the Social Security Number of Jimmy Wang is covered by a non-disclosure application and is supplied in that application.

Jimmy Wang holds the position of vice president and chief information officer.

Jimmy Wang is a party to a change of control agreement, signed in August 2002. The term of the agreement is for three years and automatically renews each anniversary unless sixty days prior to the renewal date, a notice is delivered to the executive that the change of control period will not be extended. A summary of the change of control agreement is given in Section 1.2 above.

Jimmy Wang graduated from Southern Methodist University in 1990, Ph.D. operations research.

Previously, Jimmy Wang held an office of a vice president of MetaSolv Software, 2001-2002, a chief information officer in Telergy, 2000-2001 and a director, System Development in AT&T.

1.2.13	Frank C. Condella, Jr.

Information on the residence address of Frank C. Condella, Jr. is covered by a non-disclosure application and is supplied in that application.

Age 50.

Information on the Social Security Number of Frank C. Condella, Jr. is covered by a non-disclosure application and is supplied in that application.

Frank C. Condella, Jr. holds the position of the president of IVAX Pharmaceuticals Europe.

In June 2002, the Company entered into an employment contract with Frank C. Condella, Jr., pursuant to which he serves as managing director of IVAX – UK. The agreement has a three-year term and automatically continues thereafter until terminated by either party upon six months’ notice.

Frank C. Condella, Jr. graduated from Northeastern University, School of Business, 1984 (M.B.A.) and Northeastern University, School of Pharmacy, 1977 (B.S.).

Frank C. Condella, Jr. hold a position of managing director of IVAX Pharmaceuticals UK Ltd., 2002-2003, the president and chief executive officer of Faulding Pharmaceuticals, January, 2000 - October, 2001, vice president Roche Laboratories, Inc., January, 1996 - January, 2000.

2	Value of remuneration and bonuses

2.1	Officers’ Remuneration

The following table contains certain information regarding compensation paid or accrued by the Company during 2003 to the Chief Executive Officer and to four of the Company’s Officers receiving the highest compensations.

Name	Annual Compensation					Long-Term Compensation
	Year	Salary ($)	Bonus ($)	All Other Annual Compensation ($)		Shares Underlying Stock Options (#)	All Other Compensation ($) (1)
Phillip Frost	2003	897,500	0	0		412,500	6,000
Neil Flanzraich	2003	752,692	0	0		275,000	6,000
Jane Hsiao	2003	752,692	0	*		275,000	6,000
Rafick Henein	2003	748,942	0	0		250,000	6,000
Frank C. Condella Jr. (2)	2003	459,900	0	213,766	(3)	62,500	108,979

*	Value of perquisites and other personal benefits paid does not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the executive officer.
(1)	The amounts set forth in the “All Other Compensation” column represent matching contributions made by the Company under the IVAX Corporation Employee Savings Plan, an employee retirement plan maintained under Section 401(k) of the Internal Revenue Code for Neil Flanzraich and Phillip Frost, Jane Hsiao and Rafick Henein, and payments to a retirement plan for Frank C. Condella, Jr.
(2)	Frank C. Condella, Jr. began working for IVAX during 2002. Frank C. Condella’s salary and other compensation are paid in British pounds. The information in the table is based on the weighted average exchange rate during the applicable year.
(3)	Includes reimbursement of $136,006 for housing, $81,760 for educational expenses and for certain travel expenses and a car allowance.

Information on the amount of remuneration and bonuses paid to Officers in consideration of holding offices in corporate authorities of subsidiaries does not apply to the Issuer as no additional remuneration and bonuses paid in consideration of holding offices in corporate authorities of subsidiaries is paid to the Issuer’s Officers.

The requirement concerning disclosure of information on remuneration and bonuses value paid accrued to founders being the physical persons in case of companies operating for less than five years does not apply to the Issuer.

2.2	Directors’ Remuneration

The inside Directors, holding at the same time positions as the Issuer’s Officers do not receive remuneration as a Director. The inside Directors are only remunerated based on their Officers’ positions.

During the first nine months of 2003, each independent Director who is not employed by the Company received a pro-rated amount based on an annual fee of $17,500 for his or her service as a Director (“director’s fee”) and the members of the Audit Committee received an additional pro-rated amount based on an annual fee of $2,500, except for the chairman of the Audit Committee, who received an additional fee of $5,000.

Effective October 1, 2003 the annual directors’ fee was raised to $20,000, members of the Audit Committee receive an additional annual fee of $5,000 and the chairman of the Audit Committee receives an additional annual fee of $10,000 per year. Accordingly, Directors and Audit Committee members were paid pro-rated fees based on such amounts for the last three months of 2003.

Board of Directors’ members also receive $1,500 for each Board of Directors’ meeting attended in person and $500 for each telephonic Board of Directors’ meeting and committee members receive $500 for each committee meeting attended. In addition, each Director is reimbursed for expenses incurred in attending Board of Directors’ and committee meetings.

The independent Directors of IVAX have only positions in IVAX and do not hold offices in corporate authorities of IVAX’s subsidiaries. Therefore, information on the amount of remuneration and bonuses paid to independent Directors in consideration of holding offices in corporate authorities of IVAX’s subsidiaries does not apply.

3	Shareholders holding, directly or indirectly through their subsidiaries, from 5% to 20% of the total number of votes at the GSM of the Issuer or shares in the Issuer’s share capital

Phillip Frost, residing in the State of Florida, U.S.A., is a shareholder holding between 5% and 20% of votes at the GSM of the Issuer. A non-disclosure application has been filed in respect of Phillip Frost’s place of domicile and information regarding the aforementioned is supplied in that application.

Phillip Frost, not being a Polish citizen, has no PESEL ID number. A non-disclosure application has been filed in respect of Phillip Frost’s Social Security Number and information regarding the aforementioned is supplied in that application.

The table below presents information as at September 1, 2004 regarding Phillip Frost’s stake, as reported in the Issuer’s most recent Proxy Statement, in IVAX share capital.

As per U.S. standards, when determining the number of shares held directly by a shareholder in a company’s share capital, the number of shares held by such shareholder must be increased by the number of share options not exercised yet and the number of shares held by persons affiliated with the shareholder. This manner of presenting the shares held makes it impossible to give the number of votes at a general shareholders meeting or the proportion of votes commanded at such general shareholders meeting. In view of the foregoing, the figures given below include also the number of issued and outstanding shares held by Phillip Frost along with the number of votes at the Issuer’s GSM.

Shareholder	Number of shares held, based on U.S. standards		Stake in share capital (%)	No. of outstanding issued shares	Stake in share capital (%)	Number of votes attaching to outstanding issued shares	Stake in votes at GSM attaching to outstanding issued shares (%)
Phillip Frost, chairman of the Board of Directors and CEO	42,270,228	*	16.9%	38,507,727	15.38%	38,507,727	15.38%

*	Includes:

•	3,762,501 shares which may be acquired upon exercise or conversion of other securities. These shares have not been issued and cannot be voted.

•	938 shares held jointly by Phillip Frost and his wife.

•	3,848 shares held in an IRA.

•	30,375,660 shares held by Frost Gamma Investments Trust.

•	7,545,250 shares held by Frost-Nevada Investments Trust.

•	175,781 shares held by Frost Phi Investments Trust.

•	406,250 shares held by Frost Alpha Investments Trust.

There are no grounds for presenting information regarding the shares held and the number of votes commanded at the Issuer’s GSM, with itemized date concerning shares held indirectly through subsidiaries, as defined in the Accountancy Act.

There are no preferences for the shares held by Phillip Frost.

Phillip Frost does not pursues any activity except for performing of certain managing and supervising functions in IVAX, IVAX Diagnostics, Inc, and certain other companies and institutions as described in Section 1.1.1 above.

With respect to contractual connections with IVAX, including those existing through agreements with other persons, Phillip Frost is solely a party to employment agreement with IVAX and change in control agreement described in Section 1.1.1 of this Chapter VI.

Given the specific nature of the Issuer’s offering disabling fixing the number of Offered Shares as of the date of this Prospectus and due to rather insignificant size of the issue, the expected number of Phillip Frost’s shares and votes at the GSM and the percentage of shares in the share capital and in the total number of votes at the GSM after the contemplated issue will dilute and be slightly lower.

Phillip Frost has repeatedly acquired blocks of shares in IVAX since 1987. The shares were purchased on the open market and by exercising of granted options at relevant prices.

On or about May 4, 2001 Phillip Frost acquired IVAX’s 4.5% Convertible Senior Subordinated Notes due May 15, 2008 convertible into 780,275 shares of IVAX common stock at 100% of principal amount plus accrued interest. The principal amount of IVAX 4,5% Convertible Senior Subordinated Notes amounted to $25,000,000. No bonds entitle the holder to pre-emptive rights.

There are no other shareholders, apart from Phillip Frost, holding 5% or more shares in the Issuer.

4	Shareholders holding, directly or indirectly through their subsidiaries, more than 20%, but less than 50% of the total number of votes at the GSM of the Issuer or shares in the Issuer’s share capital

No shareholder holds, either directly or indirectly through its subsidiaries, more than 20% of the total number of votes at the GSM of the Issuer or shares in the Issuer’s share capital.

5	Shareholders holding, directly or indirectly through their subsidiaries, over 50% of the total number of votes at the GSM of the Issuer or shares in the Issuer’s share capital

No shareholder holds, either directly or indirectly through its subsidiaries, more than 50% of the total number of votes at the GSM of the Issuer or shares in the Issuer’s share capital.

6	Information on the entities referred to in Article 158a Section 3 of the Polish Securities Act

The Issuer is not aware of any entities being parties to any agreement, whether written or oral, regarding: (i) joint acquisition of IVAX shares, or (ii) concerted voting at the General Shareholders Meeting, or (iii) implementation of a permanent and common IVAX management policy in respect of the Issuer, within the meaning of Article 158a Section 3 of the Polish Securities Act.

7	Information on bondholders of priority ranking bonds, who, as a result exercising their right to take up shares of the Issuer, may be able to achieve at least 5% of the total number of votes at the GSM of the Issuer

As IVAX has no priority ranking bonds, there are no bondholders of priority ranking bonds, who, as a result exercising their right to take up shares of the Issuer, may be able to achieve at least 5% of the total number of votes at the GSM of the Issuer of the Issuer’s share capital.

8	Information on holders of the Issuer’s convertible bonds that, as a result of exchanging the bonds into the Issuer’s shares, may achieve at least 5% of the total number of votes at the Issuer’s GSM, or shares in the Issuer’s share capital

There are no holders of the Issuer’s convertible bonds that, as a result of exchanging the bonds into the Issuer’s shares, may achieve at least 5% of the total number of votes at the Issuer’s GSM or shares in the Issuer’s share capital.

9	Information on all agreements known to the Issuer that may result in the future in changes of shares held by the current shareholders and bondholders

The Issuer is not aware of any agreements that may result in the future in changes of shares held by the current shareholders and bondholders, except as indicated in Chapter IV, Section 5 of the Prospectus.

CHAPTER VII  FINANCIAL STATEMENTS

The consolidated financial statements of IVAX and its subsidiaries as of December 31, 2003, together with comparable information for the years ended December 31, 2002 and December 2001 are presented on pages F-1 to F-47 of the 10-K Form attached hereto.

The financial statements are also included in the offices of the Issuer and at the Offering Agent as well as on the Company’s website at www.ivax.com.

The Issuer is a foreign entity incorporated under the laws of the State of Florida. As a result:

•	this Prospectus includes only consolidated financial statements. The Issuer prepares consolidated financial statements and does not prepare financial statements in accordance with the Polish prospectus regulations;

•	the financial statements are expressed in US Dollars;

•	the attached financial statements and the comparable financial date are prepared in accordance with US GAAP;

•	the financial statements have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003	Commission File Number 1-09623

IVAX CORPORATION

Incorporated under the laws of the State of Florida	I.R.S. Employer Identification Number 16-1003559

4400 Biscayne Boulevard, Miami, Florida 33137

305-575-6000

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $.10	American Stock Exchange London Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☒    No  ☐

As of February 29, 2004, there were 246,394,096 shares of Common Stock outstanding. All share and per share information in this Form 10-K have been adjusted to reflect the five-for-four stock split effected August 24, 2004.

The aggregate market value of the voting stock held by non-affiliates of the registrant on June 30, 2003, was approximately $2.7 billion, based on the price at which the equity stock was last sold on the American Stock Exchange on such date of $14.28 per share. Solely for the purpose of this calculation, shares held by directors, executive officers and 10% shareholders of the registrant have been excluded. Such exclusion should not be deemed a determination or an admission by the registrant that these individuals are, in fact, affiliates of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE:

Information required by Part III is incorporated by reference to portions of the Registrant’s Proxy Statement for the 2004 Annual Meeting of Shareholders which will be filed with the Securities and Exchange Commission within 120 days after the close of the Registrant’s 2003 year end.

IVAX CORPORATION

Annual Report on Form 10-K

for the year ended December 31, 2003

PART I

Item 1. Business

Business

Overview

We are a multinational company engaged in the research, development, manufacture and marketing of pharmaceutical products. We were incorporated in Florida in 1993, as successor to a Delaware corporation formed in 1985.

We manufacture and/or market several brand name pharmaceutical products and a wide variety of brand equivalent and over-the-counter pharmaceutical products, primarily in the United States, Europe and Latin America. We also have subsidiaries located throughout the world, some of which are among the leading pharmaceutical companies in their markets. We maintain manufacturing operations in Argentina, Chile, China, the Czech Republic, Germany, Ireland, Italy, Mexico, Puerto Rico, the United Kingdom, the United States, the U.S. Virgin Islands and Venezuela. We conduct our research and development programs in the Czech Republic, Hungary, India, the United Kingdom and the United States. We also have marketing and sales operations in Azerbaijan, Bulgaria, Costa Rica, Croatia, El Salvador, Estonia, Finland, France, Guatemala, Honduras, Hong Kong, Kazakhstan, Latvia, Lithuania, The Netherlands, Nicaragua, Panama, Peru, Poland, Romania, Russia, the Slovak Republic, Sweden, Switzerland, Taiwan, Ukraine, Uruguay and Uzbekistan and market our products through distributors or joint ventures in other foreign markets.

Growth Strategies

We expect our future growth to come from:

•	discovering and developing and/or acquiring new products;

•	developing and marketing selected brand equivalent pharmaceuticals;

•	leveraging proprietary technology and development strengths in the respiratory and oncology areas;

•	pursuing complementary, accretive or strategic acquisitions; and

•	strategically expanding sales and distribution of our proprietary and branded products as well as our brand equivalent pharmaceutical products.

Discovery and Development and/or Acquisition of New Products

We expect that new products that we discover, develop and/or acquire will provide a cornerstone for our future growth. In October 1999, we dramatically increased the size and scope of our new product development capability through our acquisition of the Institute for Drug Research (now called IVAX Drug Research Institute), which had approximately 250 employees engaged in drug research and development. We currently have over 800 people involved in our drug research and development programs. In 2003, we spent $108.3 million for company-sponsored research and development activities compared to $76.0 million in 2002 and $88.0 million in 2001.

Among the proprietary compounds in development that have either entered or that we expect to enter clinical trials in the near future are:

•	Xorane™ an oral form of paclitaxel;

•	a compound for the treatment of multiple sclerosis and epilepsy;

•	a compound for the treatment of inflammation disorders;

•	a compound for the treatment of recurrent glioblastoma;

•	one or more of the soft steroids that we are developing for asthma, allergic rhinitis, dermatology and gastrointestinal indications both in humans and companion animals;

•	a compound for the treatment of benign prostatic hypertrophy; and

•	a brain targeted estrogen for the treatment of postmenopausal syndrome, postmenopausal memory disorders and sexual disorders.

Other new compounds in earlier stages of development are being designed to treat cystic fibrosis, HIV infection and neurological disorders.

We believe that our research programs will allow us to develop proprietary and novel compounds and delivery systems.

Developing and Marketing Selected Brand Equivalent Pharmaceuticals

We develop and market the generic equivalent of brand pharmaceuticals that no longer enjoy patent protection. We seek to develop generic products that have one or more characteristics that we believe will make it difficult for other competitors to develop competing generics. The characteristics of the selected brand equivalent products we pursue may include one or more of the following:

•	those requiring specialized manufacturing capabilities;

•	those where sourcing the raw material may be difficult;

•	those with complex formulation or development characteristics;

•	those that must overcome unusual regulatory or legal challenges; or

•	those that confront difficult sales and marketing challenges.

We believe that products with some or all of these characteristics may face limited competition and may produce higher profits for a longer period of time than products without these characteristics.

Leverage Proprietary Technology and Development Strengths

We intend to continue to leverage our proprietary technology and development strengths to develop a portfolio of proprietary pharmaceutical products in the areas of respiratory diseases and oncology. Primary among these strengths are:

•	our patented inhalation technology and our expertise in developing and commercializing respiratory products; and

•	our experience in the development and commercialization of oncology drugs.

Our technology and capabilities in these areas have also allowed us to pursue new business opportunities in the form of strategic collaborations with pharmaceutical partners desiring to license our technologies and utilize our expertise. In the respiratory area, we were the first company to obtain approvals of our own formulations of certain drugs that did not contain chlorofluorocarbon (CFC).

Pursue Complementary, Accretive or Strategic Acquisitions

Acquisitions have in the past helped to build our company, and we expect to use well-timed, carefully selected acquisitions to continue to drive our growth. We intend to pursue primarily acquisitions that will complement our existing businesses and provide new product and market

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opportunities, as well as leverage our existing assets. In assessing strategic opportunities, we will consider whether we expect the acquisition to:

•	be accretive to earnings;

•	allow us to leverage our expertise in our areas of therapeutic focus by adding new products or product development capabilities;

•	offer geographic expansion opportunities into key strategic markets; and

•	allow us to penetrate further our existing markets.

In addition to business acquisitions, we intend to continue to actively pursue strategic product acquisitions and other collaborative arrangements.

Strategically Expand Sales and Distribution of Our Products

We intend to continue to expand strategically the sales and distribution of our products. We are developing sales capabilities in various European countries to market respiratory products. In 2000, we began marketing proprietary products through our subsidiaries in the United States and in Eastern Europe. In 2003, we purchased 3M’s branded respiratory products business, including related marketing and sales people in nine European countries adding over 200 sales professionals to our sales capabilities.

We have completed acquisitions of pharmaceutical companies and facilities in Argentina, Chile, Mexico and Venezuela, which complement our existing operations in Argentina, Peru and Uruguay and continue the expansion of our Latin American operations. Our future plans include the acquisition of additional manufacturing and distribution capabilities in Europe and Latin America.

In Asia, we believe that we can complement the operations of our subsidiaries IVAX Asia Limited, IVAX India PVT Limited and IVAX Pharmaceutical (Beijing) Co. Ltd., and our Kunming Baker Norton joint venture company, by establishing additional joint ventures and selectively establishing distribution channels for our major products.

At the same time, we are attempting to further integrate operations and are continuously seeking to identify and exploit the cross-marketing and distribution opportunities that exist among our various subsidiaries. For example, our Czech Republic subsidiary is a large producer of bulk and final dosage form cyclosporin, a drug used to prevent rejection in organ transplant recipients. Cyclosporin is also used in conjunction with our Xorane™ product.

Pharmaceutical Business

Current Proprietary and Branded Products

We market a number of proprietary and brand name products treating a variety of conditions through our subsidiaries throughout the world. These products are marketed by our direct sales forces to physicians, pharmacies, hospitals, managed health care organizations and government agencies. These products are sold primarily to wholesalers, retail pharmacies, distributors, hospitals and physicians.

We have substantial expertise in the development, manufacture and marketing of respiratory drugs, primarily for asthma, delivered by metered-dose and dry powder inhalers. Our subsidiary in the United Kingdom, Norton Healthcare Limited, trading as IVAX Pharmaceuticals UK, is the third largest respiratory company in that market. At the core of our respiratory franchise are advanced delivery systems, which include a patented breath-activated metered-dose inhaler called Easi-Breathe™ and a patented dry powder inhaler called Airmax™, as well as conventional metered-dose inhalers.

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Easi-Breathe™. We hold patents on Easi-Breathe™, our breath-activated metered-dose inhaler, which is designed to overcome the difficulty many persons experience with conventional metered-dose inhalers in coordinating inhalation with the emission of the medication. Easi-Breathe™ emits the medication automatically in one step upon inhalation, minimizing coordination problems and ensuring that the medication is delivered to the lungs. We market Easi-Breathe™ through our subsidiaries in France, Ireland, Poland, the United Kingdom, the Czech Republic, the Slovak Republic and Mexico and through distributors in Asia and a distributor in Germany.

We have pioneered the development of aerosol products that do not contain CFC, chemicals believed to be harmful to the environment which are being phased out on a global basis. In November 1997, we received the world’s first approval for a CFC-free beclomethasone in Ireland.

In October 2001, we acquired from Elan Corporation the United States rights to the intranasal steroid brand products, Nasarel® and Nasalide®, for the treatment of allergic rhinitis. In March 2002, we also acquired from the Roche Group the same intranasal steroid products, which are marketed under a number of trademarks in Belgium, Canada, the Czech Republic, France, Ireland, The Netherlands, Norway and the United Kingdom.

In April 2002, we entered into an exclusive United States agreement with Minnesota Mining and Manufacturing Company, also known as 3M, related to the QVAR® brand (beclomethasone dipropionate) inhalation aerosol, an inhaled corticosteroid prescribed to treat chronic asthma. QVAR® is a novel metered-dose inhaler that delivers asthma medicine via a non-ozone depleting hydrofluoroalkane (HFA) aerosol rather than conventional CFC propellant. Under the terms of the agreement, we have obtained exclusive United States rights to the QVAR® product as well as a non-exclusive worldwide license to certain 3M patents covering HFA formulations of various asthma drugs. In addition, in 2007, we can exercise an option to obtain ownership of the United States QVAR® trademark, as well as related patents and the New Drug Application, also known as an NDA. QVAR® is currently a registered trademark of 3M through its subsidiary, Riker Laboratories, Inc. 3M manufactures the QVAR® product for us under a long-term contract.

In October 2003, we purchased 3M’s branded respiratory products business, including related marketing and sales people in nine European countries. This purchase covers QVAR®, Airomir® in Autohaler® and standard metered dose inhalers, and over 200 professionals to market and sell these products.

New Proprietary and Branded Products Under Development

We are committed to the cost-effective development of proprietary pharmaceuticals directed primarily towards indications having relatively large patient populations or for which limited or inadequate treatments are available. We seek to accelerate product development and commercialization by in-licensing compounds, especially after clinical testing has begun, and by developing new dosage forms of existing products or new therapeutic indications for existing products. We intend to emphasize the development of drug products in the oncology and respiratory fields and have a variety of proprietary pharmaceuticals in varying stages of development.

Inhalation Products. In light of international agreements calling for the eventual phase-out of CFC, we are developing CFC-free inhalation aerosol products, including CFC-free beclomethasone and albuterol, using HFA propellants and dry powder formulations. Beclomethasone and albuterol are two of the most widely prescribed products for asthma.

We received regulatory approval to market CFC-free beclomethasone in Ireland and France in 1997 in our standard metered-dose inhaler and our Easi-Breathe™ inhaler, the first such approvals for any

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company anywhere in the world. We received regulatory approval to market CFC-free beclomethasone in our standard metered-dose inhaler in Belgium, Italy, Finland and Portugal in 1999 and in Japan, Germany and Spain in 2000. We received approval in December 2001 through the mutual recognition procedure to market CFC-free beclomethasone in our Easi-Breathe™ inhaler in Belgium, Luxembourg, Spain and Portugal.

In 1998, we also applied for approval to market an albuterol CFC-free formulation in the United Kingdom in our standard metered-dose inhaler and our Easi-Breathe™ inhaler, and in April 2000, these products were approved. In October 2001, these approvals were used as the basis for obtaining approvals of these two products in other European countries, including Belgium, Denmark, Germany, Luxembourg, Norway and Spain under the mutual recognition procedure. We also received approval for CFC-free albuterol in our Easi-Breathe™ inhaler in Holland under the same procedure. In the United States, Phase III clinical trials to support marketing approval of an albuterol CFC-free formulation in our standard metered-dose inhaler have been completed and an NDA was submitted for this product (Volare™) in January 2003. At the end of 2003, we received notice from the FDA that this NDA is approvable.

We have also developed a multi-dose dry powder inhaler, which uses no propellant and is believed to have superior dosing accuracy than competing models. In 2001, we received regulatory approval to market formoterol in our multi-dose dry powder inhaler in Denmark and in 2003 we received regulatory approval to market albuterol in our multi-dose dry powder inhaler in the United Kingdom. In November 2003, we also commenced Phase I clinical studies in the United States with etiprednol dicloacetate, an inhaled corticosteroid, in our multi-dose dry powder inhaler.

We are continuing to develop the Easi-Breathe™ inhaler for use with various compounds. During 2003, we completed Phase III clinical trials for Volare™ in Easi-Breathe™ and an NDA was submitted for this product in August 2003. In addition, Phase III clinical trials for QVAR® in Easi-Breathe™ are scheduled to begin in 2004.

In developing CFC-free formulations for metered-dose inhalers, we and many of our competitors have obtained or licensed patents on formulations containing alternative propellants. There are many existing patents covering the use of HFA with pharmaceuticals, and successful product development by us may require that we incur substantial expense in seeking to develop formulations that do not infringe competitors’ patents, or that we license or invalidate such patents. We successfully invalidated certain relevant United Kingdom and European patents in the United Kingdom during 1997, 1998 and 1999. In our license agreement with 3M, we have also obtained access to several of 3M’s patented HFA based formulations.

Xorane™. Presently, paclitaxel, which is one of the leading anti-cancer drugs in the world, is marketed only in injectable form. We are currently marketing paclitaxel injection in the United States under the name Onxol™ and in other countries under the name Paxene®. We are developing an oral formulation of paclitaxel that we believe may provide significant advantages over the injectable dosage form in terms of patient convenience and reduced side effects. We believe that our patented new system will allow patients to obtain effective doses of paclitaxel through oral administration and that this patented system can be applied to other chemotherapeutic agents that are not currently orally available. We have completed Phase II clinical trials with patients with recurrent breast cancer, advanced lung cancer, and advanced stomach cancer and the results showed substantial anti-cancer activity.

Cervene™. In pre-clinical trials of our epidermal growth factor (EGF) receptor-targeted brain cancer therapy, our lead compound, Cervene™, was found to be highly specific and toxic to brain cancer cells. This compound is currently in a Phase II multi-center clinical trial in patients with recurrent glioblastoma.

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Talampanel. In February 2001, we acquired the rights to develop and market the AMPA receptor antagonist, talampanel, from Eli Lilly & Co. Talampanel was initially discovered at the IVAX Drug Research Institute in Budapest, Hungary. In Phase II studies conducted by Eli Lilly, talampanel was shown to reduce the incidence of seizures in patients with epilepsy, and we have commenced additional Phase II clinical trials in epilepsy patients, involving 25 centers in the United States and Europe. The drug for epilepsy will be marketed under the brand name Ampanel™. In July 2003, we commenced Phase II clinical trials with patients with recurrent glioblastoma and we are planning to commence in 2004 Phase II clinical trials with patients with newly diagnosed glioblastoma. We are also planning to continue Phase II clinical trials with talampanel using patients with Parkinson’s disease and planning additional studies using this compound to treat multiple sclerosis and other neurological diseases.

Estredox™. In March 2002, we completed a pilot Phase II study in postmenopausal women of our brain targeted estrogen, Estredox™. In this study, luteinizing hormone (LH) levels, normally elevated in postmenopausal women, were suppressed following administration of Estredox™ and plasma levels of estradiol were below normal premenopausal levels. Lower plasma levels should reduce the risks associated with hormone replacement therapy. Early in 2004, we initiated a clinical trial to determine the appropriate dose for the treatment of postmenopausal hot flashes.

Asthma and Inflammatory Diseases. In December 1999, we acquired Soft Drugs, Inc., a private company with a significant patent portfolio. This acquisition entered us into a new field of technology and provides us with several new chemical entities to add to our pipeline of proprietary drugs. These chemical entities include a corticosteroid that is rapidly converted to an inactive form after absorption, which reduces the likelihood of side effects normally associated with these types of drugs. Initial applications are expected to treat asthma (as an inhaled product under the mark Respicort™ for BNP-166), allergic rhinitis (under the mark Ethinase™ for BNP-166) and inflammatory diseases of the large intestine (in a special oral formulation under the mark Cronaze™ for BNP-166). One of our soft steroid compounds, BNP-166, has successfully completed Phase Ia and Ib clinical trials for safety for oral administration. After successfully completing regulatory inhalation toxicology, we have started Phase I clinical studies with BNP-166 in the United States towards the development of the compound to treat allergic rhinitis. In November 2003, we initiated Phase I clinical trials with BNP-166 for the indication of bronchial asthma. In August 2003, we acquired the worldwide rights, exclusive of Japan and certain Asian countries, for loteprednol etabonate for allergic rhinitis. In 2003, we completed a Phase II study with loteprednol etabonate for allergic rhinitis. We plan to begin Phase III clinical trials in 2004.

Brand Equivalent Pharmaceutical Products

Another important part of our pharmaceutical business is the broad line of brand equivalent pharmaceutical products, both prescription and over-the-counter, that our various subsidiaries market as brand equivalent substitutes or under a brand name. Brand equivalent drugs are therapeutically equivalent to their brand name counterparts, but are generally sold at lower prices and as alternatives to the brand name products. In order to remain successful in the brand equivalent pharmaceutical business, we are working to develop new formulations and to obtain marketing authorizations which will enable us to be the first or among the first to launch brand equivalent pharmaceutical products on the market.

In the United States, our subsidiary, IVAX Pharmaceuticals, Inc., manufactures and markets approximately 63 brand equivalent prescription drugs in capsule or tablet forms in an aggregate of approximately 143 dosage strengths. We also distribute in the United States approximately 164 additional brand equivalent prescription and over-the-counter drugs and vitamin supplements, in various dosage forms, dosage strengths and package sizes. Our domestic brand equivalent drug distribution network encompasses most trade classes of the pharmaceutical market, including wholesalers, retail drug chains, retail pharmacies, mail order companies, managed care organizations, hospital groups, nursing home providers and government agencies.

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In the United Kingdom, we are a leading provider of brand equivalent pharmaceutical products. We market approximately 312 brand equivalent prescription drugs, about half of which we manufacture, in various dosage forms and dosage strengths, constituting an aggregate of approximately 140 molecules. We market such products to wholesalers, retail pharmacies, hospitals, physicians and government agencies. In addition, we manufacture and market various “blow-fill-seal” pharmaceutical products, such as solutions for injection or irrigation, and unit-dose vials for nebulization to treat respiratory disorders.

Brand equivalent products (but not including branded generic products) represented 62% of our revenues in 2003, 56% in 2002 and 57% in 2001.

New Brand Equivalent Products Under Development

We develop and market the generic equivalent of brand pharmaceuticals that no longer enjoy patent protection. We seek to develop generic products that have one or more characteristics that we believe will make it difficult for other competitors to develop competing generics. The characteristics of the selected brand equivalent products we pursue may include one or more of the following:

•	those requiring specialized manufacturing capabilities;

•	those where sourcing the raw material may be difficult;

•	those with complex formulation or development characteristics;

•	those that must overcome unusual regulatory or legal challenges; or

•	those that confront difficult sales and marketing challenges.

By emphasizing the development of selected brand equivalent pharmaceutical products, we seek to introduce brand equivalent products that may face limited competition and may produce higher profits for a longer period of time than products without these characteristics. In addition, in evaluating which brand equivalent pharmaceutical product development projects to undertake, we consider whether the new product, once developed, will complement our other products in the same therapeutic family, or will otherwise assist in making our product line more complete. Developing selected brand equivalent pharmaceutical products generally involves more time and resources than developing common brand equivalent pharmaceutical products.

During 2003, we received final United States Food and Drug Administration (FDA) approval of 8 Abbreviated New Drug Applications (ANDAs) for 8 molecules, tentative FDA approval of 4 ANDAs for 4 molecules, approval of 2 ANDs (the Canadian equivalent of an ANDA) for 2 molecules in Canada, 3 ANDs for 3 molecules were transferred to us from Schein Pharmaceuticals in Canada, approval of 17 Abridged Marketing Authorization Applications or AMAAs (the European equivalent of an ANDA) for 3 molecules in the United Kingdom, and approval of 31 AMAAs for 7 molecules in the other European Union (EU) countries.

As of January 1, 2004, we had ANDAs or its foreign equivalent pending as follows:

Number Pending	Country
38 (34 molecules)	United States
44 (16 molecules)	United Kingdom
23 (9 molecules)	Other EU Countries

Acquisitions

The acquisition of strategic and complementary businesses has been a significant component of the expansion of our pharmaceutical business. Some of our recent acquisitions are described below.

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ChemSource Corporation. In January 2003, we acquired ChemSource, which is based in Puerto Rico. We subsequently changed its name to API Industries, Inc. API Industries develops, manufactures and sells active pharmaceutical ingredients for various pharmaceuticals products, including many products which we currently sell or have under development.

Merck Sharp & Dohme France. In December 2002, we completed the acquisition of substantially all of the products comprising the generic pharmaceutical business of Merck & Co, Inc.’s Merck Sharp & Dohme subsidiary in France.

Laboratorio Chile S.A. Through two tender offers, the first of which commenced on May 31, 2001, we acquired 99.9% of the outstanding shares of Laboratorio Chile S.A. Laboratorio Chile was at the time of purchase and remains the largest Chilean pharmaceutical company in terms of revenue. Through its Argentine subsidiary, Laboratorio Chile was among the major pharmaceutical companies in Argentina. Laboratorio Chile manufactures, markets and sells a broad line of more than 700 branded and brand equivalent products in Chile, Argentina and Peru. Its main products are to treat respiratory and infectious diseases, but it also has strong franchises with cardiovascular, neurological and gynecological products.

Indiana Protein Technologies, Inc. In 1999, we acquired 30% of Indiana Protein Technologies, Inc. On April 2, 2001, we acquired the remaining 70% of Indiana Protein Technologies, Inc. that we did not already own. Indiana Protein Technologies specializes in using recombinant technology to develop peptide-based pharmaceutical products. Indiana Protein Technologies had been working with us to develop a number of brand equivalent pharmaceutical products pursuant to a development agreement.

Laboratorios Fustery, S.A. de C.V. In February 2001, we acquired Laboratorios Fustery, S.A. de C.V., which is based in Mexico City, Mexico. We subsequently changed its name to IVAX Pharmaceuticals Mexico, S.A. de C.V. IVAX Pharmaceuticals Mexico manufactures, markets and distributes a broad range of prescription pharmaceutical products and is a leading manufacturer of antibiotics and injectable products in Mexico. IVAX Pharmaceuticals Mexico’s therapeutic areas of primary emphasis are antibiotics, anti-inflammatories, analgesics, hormone replacement therapy and gastrointestinal products. IVAX Pharmaceuticals Mexico employs approximately 200 medical representatives who promote IVAX Pharmaceuticals Mexico’s products.

Wakefield Pharmaceuticals, Inc. In September 2000, we acquired Wakefield Pharmaceuticals, Inc., which was merged into IVAX Laboratories, Inc. on October 17, 2001.

Laboratorios Elmor, S.A. In June 2000, we acquired Laboratorios Elmor, S.A., which is based in Caracas, Venezuela. Elmor manufactures, markets and distributes a broad range of pharmaceutical products in Venezuela. At the time of purchase, Elmor was the largest Venezuelan pharmaceutical company in terms of units sold, and one of the fastest growing pharmaceutical companies in Venezuela.

Institute for Drug Research. In October 1999, we acquired the Institute for Drug Research, which is based in Budapest, Hungary. We subsequently changed its name to IVAX Drug Research Institute, Ltd. IVAX Drug Research Institute employs approximately 250 scientists and support staff and engages in original drug discovery and provides contract research services to other pharmaceutical companies. It was originally founded in 1950 as a government-owned pharmaceutical research and development center for the Hungarian pharmaceutical industry. Through our acquisition of IVAX Drug Research Institute, we obtained a research capability that includes drug discovery, screening, synthesis and pre-clinical development. Additionally, IVAX Drug Research Institute has a depository of more than 1,500 microorganisms to produce chemicals of medicinal value through fermentation. As part of the acquisition of the Institute for Drug Research, we also acquired rights to several important compounds, including a

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patented drug for the treatment of benign prostatic hypertrophy, which successfully completed a Phase II clinical trial. IVAX Drug Research Institute also has a number of other new drug candidates that are in preclinical development, including compounds to prevent metastasis, several peptide analogs with dual anti-thrombin activity and others to treat disseminated intravascular coagulation (DIC) and sepsis.

Galena, a.s. In 1994, we acquired a 60% interest in Galena, a.s., one of the oldest pharmaceutical companies based in the Czech Republic. We changed its name to IVAX-CR a.s. Through open market purchases made in 1995, 1996, 1999 and 2000, and public tender offers made in 1999 and 2000, we increased our ownership interest in the company to 98%. On December 31, 2002, IVAX-CR a.s. was converted to IVAX Pharmaceuticals s.r.o., a limited liability company, and we increased our ownership in this company to 100%. IVAX Pharmaceuticals s.r.o. develops, manufactures and markets a variety of human pharmaceutical and veterinary products, as well as active ingredients and herbal extracts used in the manufacture of pharmaceuticals, including cyclosporin and ergot alkaloids, in the Czech Republic. IVAX Pharmaceuticals s.r.o. sells its products primarily in Central and Eastern European countries, including Russia.

Collaborative Agreements

We also seek to enter into collaborative alliances which allow us to exploit our drug discovery and development capabilities or provide us with valuable intellectual property and technologies. Some of these collaborative alliances are described below.

Mayne Group Limited. In February 2004, we entered into an agreement with Mayne Group Limited for the marketing and distribution of our injectable paclitaxel product, Paxene®, in the European nations of Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Sweden, the United Kingdom and Norway.

EIS Eczacibasi IIac Sanayi ve Ticaret A.S. In May 2003, we entered into an exclusive marketing authorization and supply agreement with EIS Eczacibasi IIac Sanayi ve Ticaret A.S. for 21 generic products in 15 Central and Eastern European countries.

Laboratory of Molecular Biology of the National Cancer Institute. In January 2003, we entered into a collaboration agreement with the Laboratory of Molecular Biology of the National Cancer Institute to develop a recombinant immunotoxin designed to treat HIV infection by selectively destroying HIV infected cells.

Serono, S.A. In October 2002, we entered into an exclusive worldwide product development and license agreement with Ares Trading, S.A., an affiliate of Serono, S.A., for the development and commercialization of an oral formulation of IVAX’ Cladribine for the treatment of multiple sclerosis. Cladribine is an immunosuppressive agent that has demonstrated encouraging results in Phase II studies.

Licensing

We have obtained licenses to technology and compounds for the development of new pharmaceutical products from various inventors, universities and the United States government. For example, we are working with compounds licensed from The National Institutes of Health to develop a potential new treatment for brain cancer. We will continue to seek new licenses from third parties, including pharmaceutical companies.

We also grant licenses to other pharmaceutical companies relating to technologies or compounds under development and, in some cases, finished products.

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Other Business

Diagnostics

In March 2001, our diagnostics group merged with b2bstores.com forming IVAX Diagnostics, Inc., a publicly traded company which trades on the American Stock Exchange under the symbol IVD and is listed on the Boston Stock Exchange. We own approximately 72% of the equity of IVAX Diagnostics, Inc.

IVAX Diagnostics, Inc. develops, manufactures and markets diagnostic test kits or assays that are used to aid in the detection of disease markers primarily in the area of autoimmune and infectious diseases. These tests, which are designed to aid in the identification of the causes of illness and disease, assist physicians in selecting appropriate patient treatment. Most of IVAX Diagnostics’ tests are based on Enzyme Linked ImmunoSorbent Assay (ELISA) technology, a clinical technology used worldwide. In addition to an extensive line of diagnostic kits, IVAX Diagnostics also designs and manufactures laboratory instruments that perform the tests and provide fast and accurate results, while reducing labor costs. IVAX Diagnostics markets these products to clinical reference laboratories, hospital laboratories, research institutions and other commercial entities in the United States and in Italy through their direct sales force and through independent distributors in various other foreign markets. IVAX Diagnostics also serves as the distribution center for selling these same products to customers located in other European and international markets outside Italy. Some of these sales, such as in Spain and Portugal, are made through distributors while others are made on a direct basis. The sales made on a direct basis occur primarily in the United Kingdom, France and Germany. These sales are supported by IVAX Diagnostics’ employees or sales agents based in England, France and Italy.

Patents and Proprietary Rights

We believe that patents and other proprietary rights are important to our business. Our policy is to file patent applications to protect our products, technologies, inventions and improvements that we consider important to the development of our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

We hold approximately 1,026 United States and foreign patents and have filed several hundred United States and foreign patent applications. In addition, we have exclusively licensed several additional United States and foreign patents and patent applications. Our success depends, in part, on our ability to obtain and enforce United States and foreign patent protection for our products, to preserve our trade secrets and proprietary rights and to operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. Because of the length of time and expense associated with bringing new products through development and regulatory approval to the marketplace, the pharmaceutical industry has traditionally placed considerable importance on obtaining patent and trade secret protection for significant new technologies, products and processes.

Government Regulation

Our pharmaceutical and diagnostic operations are subject to extensive regulation by governmental authorities in the United States and other countries with respect to the testing, approval, manufacture, labeling, marketing and sale of pharmaceutical and diagnostic products. We devote significant time, effort and expense to addressing the extensive government regulations applicable to our business. In general, the trend is towards more stringent regulation.

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In the United States, the FDA requires extensive testing of new pharmaceutical products to demonstrate that such products are both safe and effective in treating the indications for which FDA approval is sought. Testing in humans may not be commenced until after the FDA grants an Investigational New Drug exemption. An NDA must be submitted to the FDA for new drugs that have not been previously approved by the FDA and for new combinations of, and new indications and new delivery methods for, previously approved drugs. Three phases of clinical trials must be successfully completed before an NDA is approved. Phase I clinical trials involve the administration of the drug to a small number of healthy subjects to determine safety, tolerance, absorption and metabolism characteristics. Phase II clinical trials involve the administration of the drug to a limited number of patients for a specific disease to determine dose response, efficacy and safety. Phase III clinical trials involve the study of the drug to gain confirmatory evidence of efficacy and safety from a wide base of investigators and patients. In the case of a drug that has been previously approved by the FDA, an abbreviated approval process is available for its brand equivalent. For such drugs an ANDA may be submitted to the FDA for approval. For an ANDA to be approved, among other requirements, the drug must be shown to be bioequivalent to the previously approved drug or must be granted a waiver by the FDA of such requirement. The NDA and ANDA development and approval processes generally take a number of years and involve the expenditure of substantial resources. Even so, the time and resources devoted to seeking regulatory approval for new products will not necessarily result in product approvals or earnings.

The NDA applicant, owner of a new drug, is required to list with the FDA all patents which cover the approved drug and its approved uses. A company filing an ANDA and seeking approval to market a product before expiration of all listed patents must certify that such patents are invalid or will not be infringed by the manufacture, use or sale of the applicant’s product, and must notify the patent owner and the owner of the approved drug of its filing. If the approved drug owner sues the ANDA filer for patent infringement within 45 days after it receives such notice, then the FDA will not grant final approval of the ANDA until the earlier of 30 months from the date the approved drug owner receives such notice or the date when a court determines that the applicable patents are either invalid or would not be infringed by the applicant’s product. As a result, brand equivalent drug manufacturers, including us, are often involved in lengthy, expensive patent litigation against brand name drug companies that have considerably greater resources and that are typically inclined to actively pursue patent litigation in an effort to protect their franchises.

On an ongoing basis, the FDA reviews the safety and efficacy of marketed pharmaceutical products and products considered medical devices and monitors labeling, advertising and other matters related to the promotion of such products. The FDA may cause a recall or withdraw product approvals if regulatory standards are not maintained or if safety or efficacy concerns arise with respect to such products. The FDA also regulates the facilities and procedures used to manufacture pharmaceutical and diagnostic products in the United States or for sale in the United States. Such facilities must be registered with the FDA and all products made in such facilities must be manufactured in accordance with “good manufacturing practices” established by the FDA. Compliance with good manufacturing practices regulations requires the dedication of substantial resources and requires significant costs. The FDA periodically inspects our manufacturing facilities and procedures to assure compliance. The FDA approval to manufacture a drug is site-specific. In the event an approved manufacturing facility for a particular drug becomes inoperable, obtaining the required FDA approval to manufacture such drug at a different manufacturing site could result in production delays, which could adversely affect our business and results of operations. In addition, in connection with its review of our applications for new products, the FDA conducts pre-approval and post-approval reviews and plant inspections to determine whether our systems and procedures comply with good manufacturing practices and other FDA regulations. Among other things, the FDA may withhold approval of NDAs, ANDAs or other product applications of a facility if deficiencies are found at that facility. Vendors that supply us with finished products or

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components that we use to manufacture, package or label products are subject to similar regulation and periodic inspections.

Following such inspections, the FDA may issue notices on Form 483 and warning letters that could cause us to modify certain activities identified during the inspection. A Form 483 notice is generally issued at the conclusion of an FDA inspection and lists conditions the FDA investigators believe may violate good manufacturing practices or other FDA regulations. Failure to comply with FDA or other governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the FDA’s review of NDAs, ANDAs or other product applications, enforcement actions, injunctions and criminal prosecution. Under certain circumstances the FDA also has the authority to revoke previously granted drug approvals.

The evolving and complex nature of regulatory requirements, the broad authority and discretion of the FDA and the severely high level of regulatory oversight result in a continuing possibility that we may be adversely affected by regulatory actions despite our efforts to maintain compliance with regulatory requirements.

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical and device manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit, among other things, any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition and results of operations.

In connection with our activities outside the United States, we are also subject to regulatory requirements governing the testing, approval, manufacture, labeling, marketing and sale of pharmaceutical and diagnostic products, which requirements vary from country to country. Whether or not FDA approval has been obtained for a product, approval of the product by comparable regulatory authorities of foreign countries must be obtained prior to marketing the product in those countries. The

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approval process may be more or less rigorous from country to country, and the time required for approval may be longer or shorter than that required in the United States. No assurance can be given that clinical studies conducted outside of any country will be accepted by such country, and the approval of any pharmaceutical or diagnostic product in one country does not assure that such product will be approved in another country.

The federal and state governments in the United States, as well as many foreign governments, including the United Kingdom, from time to time explore ways to reduce medical care costs through health care reform. These efforts have resulted in, among other things, government policies that encourage the use of brand equivalent drugs rather than brand name drugs to reduce drug reimbursement costs. Virtually every state in the United States has a brand equivalent substitution law which permits the dispensing pharmacist to substitute a brand equivalent drug for the prescribed brand name product. The debate to reform the United States’ health care system is expected to be protracted and intense. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, we cannot predict what impact any reform proposal ultimately adopted may have on the pharmaceutical or diagnostic industries or on our business or operating results.

Competition

The pharmaceutical market is highly competitive and includes many established companies. Some of our major competitors are:

•	Astra Zeneca

•	Aventis Pharmaceuticals

•	Boehringer Ingelheim

•	Bristol-Myers Squibb

•	Forest Laboratories

•	Geneva Pharmaceuticals

•	GlaxoSmithKline

•	Eli Lilly

•	Mylan Pharmaceuticals

•	Novartis Pharmaceuticals

•	Pfizer Inc.

•	Schering-Plough

•	Teva Pharmaceuticals

•	Watson Pharmaceuticals

Our competitors may be able to develop products and processes competitive with or superior to our own for many reasons, including that they may have:

•	significantly greater financial resources;

•	larger research and development and marketing staffs;

•	larger production facilities; or

•	extensive experience in preclinical testing and human clinical trials.

The pharmaceutical market is undergoing, and is expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technological advances are made. We intend to compete in the pharmaceutical market by developing or licensing pharmaceutical products that are either patented or proprietary and which are primarily for indications having relatively large patient populations or for which limited or inadequate treatments are available, and, with respect to brand equivalent pharmaceuticals, by developing therapeutic equivalents to previously patented products

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which we expect to have less intensive competition. Developments by others could make our pharmaceutical products or technologies obsolete or uncompetitive.

In addition to product development, other competitive factors in the pharmaceutical industry include product quality, price, customer service, and reputation. Price is a key competitive factor in the brand equivalent pharmaceutical business. To compete effectively on the basis of price and remain profitable, a brand equivalent drug manufacturer must manufacture its products in a cost-effective manner.

Revenues and gross profit derived from brand equivalent pharmaceutical products tend to follow a pattern based on regulatory and competitive factors unique to the brand equivalent pharmaceutical industry. As patents for brand name products and related exclusivity periods mandated by regulatory authorities expire, the first brand equivalent manufacturer to apply for regulatory approval for generic equivalents of such products may be entitled to a 180-day period of marketing exclusivity under the Hatch-Waxman Act. During this exclusivity period, the FDA cannot approve any other generic equivalent. If we are not the first brand equivalent applicant, our brand equivalent product will be kept off the market during the 180-day exclusivity period for the first brand equivalent commercial launch of the product. The first brand equivalent product on the market is usually able to achieve relatively high revenues and gross profit. As other brand equivalent manufacturers receive regulatory approvals and enter the market, prices typically decline, and in some cases dramatically. Accordingly, the level of revenues and gross profit attributable to brand equivalent products that we develop and manufacture is dependent, in part, on:

•	our ability to maintain a pipeline of products in development;

•	our ability to develop and rapidly introduce new products;

•	the timing of regulatory approval of such products;

•	the number and timing of regulatory approvals of competing products;

•	our ability to manufacture such products efficiently; and

•	our ability to market such products effectively.

Because of the regulatory and competitive factors discussed above, our revenues and results of operations historically have fluctuated from period to period. We expect this fluctuation to continue as long as a significant part of our revenues are generated from sales of brand equivalent pharmaceuticals.

In addition to competition from other brand equivalent drug manufacturers, we face competition from brand name companies as they increasingly sell their products into the brand equivalent market directly by establishing, acquiring or forming licensing or business arrangements with brand equivalent pharmaceutical companies. No regulatory approvals are required for a brand name manufacturer to sell directly or through a third party to the brand equivalent market, nor do such manufacturers face any other significant barriers to entry into such market.

In addition, many large drug companies are increasingly pursuing strategies to prevent or delay the introduction of brand equivalent competition. These strategies include:

•	seeking to establish regulatory obstacles to the ability of brand equivalent product manufacturers to demonstrate that there is no significant difference in the rate and extent to which the active ingredient in the brand equivalent product becomes available at the site of drug action as compared to the brand name counterpart;

•	instituting legal actions based on process or other patents that allegedly are infringed by the brand equivalent products that automatically delay approval of brand equivalent products because the approval of the brand equivalent product requires certifications that the brand name drug’s patents are invalid or would not be infringed by the brand equivalent;

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•	obtaining approvals of patented drugs for a rare disease or condition and, as a result, obtaining seven years of exclusivity for that indication;

•	obtaining extensions of patent exclusivity by conducting additional clinical trials of brand name drugs using children;

•	persuading the FDA to withdraw the approvals of brand name drugs, the patents for which are about to expire, so that the brand name company can substitute a new patented product; and

•	instituting legislative efforts in various states to limit the substitution of brand equivalent versions of certain types of branded pharmaceuticals.

Additionally, in the United States, some companies have lobbied Congress for amendments to the Hatch-Waxman legislation which could give them additional advantages over brand equivalent competitors such as us. For example, although the life of a drug company’s drug patent is extended for a period equal to the time that it takes the FDA to approve the drug, some companies have proposed eliminating the maximum five-year period for those patent extensions and extending the patent life by a full year for each year spent in clinical trials, rather than the one-half year that is currently allowed. If proposals like these become effective, our entry into the United States market and our ability to generate revenues associated with these brand equivalent products will be delayed.

Under the Federal Food, Drug, and Cosmetic Act, an additional six months of market exclusivity in the United States may be added for indications of new or currently marketed drugs, if the FDA requests and the applicant completes agreed upon pediatric studies. Brand name companies are utilizing this provision to increase their period of market exclusivity.

A significant amount of our United States brand equivalent pharmaceutical sales are made to a relatively small number of drug wholesalers and retail drug chains, which represent an essential part of the distribution chain of brand equivalent pharmaceutical products in the United States. Drug wholesalers and retail drug chains have undergone, and are continuing to undergo, significant consolidation, which has resulted in our customers gaining more purchasing leverage and consequently increasing the pricing pressures facing our United States brand equivalent pharmaceutical business. Further consolidation among our customers may result in even greater pricing pressures and correspondingly reduce our market share, volumes and the gross margins of this business.

Other competitive factors affecting our business include the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions, which are able to seek price discounts on pharmaceutical products, and the reimbursement policies of third party payors, such as insurance companies, Medicare and Medicaid. As the influence of these entities continues to grow, we may continue to face increased pricing pressure on the products we market.

Backlog Orders

As of January 30, 2004, the dollar amount of backlog orders for IVAX Pharmaceuticals was $9.5 million compared to $36.5 million as of January 30, 2003, and as of January 30, 2004, for IVAX Pharmaceuticals UK it was $1.1 million compared to $1.1 million as of January 30, 2003. We expect to fill all of our backlog orders during our current fiscal year.

Raw Materials

Raw materials needed for our business are generally readily available from multiple sources. Certain raw materials and components used in the manufacture of our products are, however, available from limited sources, and in some cases, a single source. Additionally, in many cases we have listed only one supplier in applications with the FDA. A problem with the availability of such approved raw materials

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could cause production or other delays, and, in the case of products for which only one approved raw material supplier exists, could result in a material loss of sales, with consequent adverse effects on our business. In addition, because raw material sources for pharmaceutical products must generally be approved by regulatory authorities, changes in raw material suppliers may result in production delays, higher raw material costs and loss of sales and customers. We obtain a significant portion of our raw materials from foreign suppliers, and our arrangements with such suppliers are subject to FDA, customs and other government clearances, duties and regulation by the countries of origin.

Returns

Based on industry practice in the United States, brand equivalent manufacturers, including us, have liberal return policies and have been willing to give customers post-sale inventory allowances. Under these arrangements, the manufacturers give customers credits on the manufacturer’s brand equivalent products which the customers hold in inventory after decreases in the market prices of the brand equivalent products. Like our competitors, we also give credits for charge-backs to wholesale customers that have contracts with us for their sales to hospitals, group purchasing organizations, pharmacies or other retail customers.

Seasonality

While certain of our individual products may have a degree of seasonality, there are no significant seasonal aspects to our business, except that sales of pharmaceutical products indicated for colds and flu symptoms are higher during the fourth quarter as customers supplement inventories in anticipation of the cold and flu season. In addition, revenues that are contingent upon licensees achieving certain sales targets during the year tend to be higher in the second half of the year.

Environmental Matters

We are engaged in a continuing program to comply with federal, state and local environmental laws and regulations. While it is impossible to accurately predict the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not presently expected to have, a material adverse effect on our earnings or competitive position. See “Item 3. Legal Proceedings” for a description of an environmental proceeding involving one of our subsidiaries.

Employees

As of December 31, 2003, we had approximately 8,719 employees worldwide.

Available Information

Our Internet website is: www.ivax.com. We make available, free of charge through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such documents are electronically filed with or furnished to the Securities and Exchange Commission. Information contained in our website is not part of this report.

Risk Factors

You should carefully consider the risks described below. These and other risks could materially and adversely affect our business, operating results or financial condition. You should also refer to the other information contained or incorporated by reference in this report.

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Risks Relating to Our Company

We depend on our development, manufacture and marketing of new products for our future success.

Our future success is largely dependent upon our ability to develop, manufacture and market commercially successful new pharmaceutical products and brand equivalent versions of pharmaceutical products that are no longer subject to patents. Generally, the commercial marketing of pharmaceutical products depends upon:

•	continually developing and testing products;

•	proving that new products are safe and effective in clinical trials;

•	proving that there is no significant difference in the rate and extent to which the active ingredient in the brand equivalent product becomes available at the site of drug action as compared to the brand name version; and

•	receiving requisite regulatory approval for all new products.

Delays in the development, manufacture and marketing of new products will impact our results of operations. Each of the steps in the development, manufacture and marketing of our products, as well as the process taken as a whole, involves significant periods of time and expense. We cannot be sure that:

•	any of our products presently under development, if and when fully developed and tested, will perform as we expect;

•	we will obtain necessary regulatory approvals in a timely manner, if at all; or

•	we can successfully and profitably produce and market any of our products.

Future inability to obtain components and raw materials or products could seriously affect our operations.

Some components and materials used in our manufactured products, and some products sold by us, are currently available only from one or a limited number of domestic or foreign suppliers. Additionally, in many cases we have listed only one supplier in our applications with the FDA and foreign governmental authorities. This includes products that have historically accounted for a significant portion of our revenues, including paclitaxel. In the event an existing supplier becomes unavailable or loses its regulatory status as an approved source, we will attempt to locate a qualified alternative; however, we may be unable to obtain the required components, raw materials, or products on a timely basis or at commercially reasonable prices. In addition, from time to time, certain of our outside suppliers have experienced regulatory or supply-related difficulties that have adversely impacted their ability to deliver products to us, causing supply delays or interruptions of supply. To the extent such difficulties cannot be resolved within a reasonable time, and at a reasonable cost, or we are required to qualify a new supplier, our revenues, profit margins and market share for the affected product could decrease, as well as delay our development and sales and marketing efforts.

Our arrangements with foreign suppliers are subject to certain additional risks, including the availability of government clearances, export duties, political instability, currency fluctuations and restrictions on the transfer of funds. Arrangements with international raw material suppliers are subject to, among other things, FDA regulation, various import duties and required government clearances. Acts of governments outside the United States may affect the price or availability of raw materials needed for the development or manufacture of our products. In addition, recent changes in patent laws in jurisdictions outside the United States may make it increasingly difficult to obtain raw materials for research and development prior to the expirations of the applicable United States or foreign patents.

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A relatively small group of products and customers may represent a significant portion of our net revenues or net earnings from time to time. If the volume or pricing of any of these products declines or we lose customers, it could have a material adverse effect on our business, financial condition and results of operations.

Sales of a limited number of our products often represent a significant portion of our net revenues or net earnings. This has been particularly relevant when a product has enjoyed a period of generic marketing exclusivity under the Hatch-Waxman Act as the first ANDA to be filed containing a paragraph iv certification for the listed patent. If the volume or pricing of our largest selling products declines in the future, our business, financial condition and results of operations could be materially adversely affected.

A significant portion of our net revenues are derived from sales to a limited number of foreign and domestic customers. Any significant reduction or loss of business with one or several of these customers could have a material adverse effect on our business, financial condition and results of operations.

We depend on our patents and proprietary rights and cannot be certain of their confidentiality and protection.

Our success with our proprietary products depends, in large part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property, competitors may manufacture and market products similar to ours. We have numerous patents covering our technologies. We have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. The United States Patent and Trademark Office does not publish patent applications or make information about pending applications available to the public until it issues the patent. Since publication of discoveries in the scientific or patent literature tends to follow actual discovery by several months, we cannot be certain that we were the first to file patent applications on our discoveries. We cannot be sure that we will receive patents for any of our patent applications or that any existing or future patents that we receive or license will provide competitive advantages for our products. We also cannot be sure that competitors will not challenge, invalidate or void the application of any existing or future patents that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products.

We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation. We use confidentiality agreements with licensees, suppliers, employees and consultants to protect our trade secrets, unpatented proprietary know-how and continuing technological innovation. We cannot assure you that these parties will not breach their agreements with us. We also cannot be certain that we will have adequate remedies for any breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, we cannot be sure that our trade secrets and proprietary technology will not otherwise become known or that our competitors will not independently develop our trade secrets and proprietary technology. We also cannot be sure, if we do not receive patents for products arising from research, that we will be able to maintain the confidentiality of information relating to our products.

Third parties may claim that we infringe their proprietary rights and may prevent us from manufacturing and selling some of our products.

The manufacture, use and sale of new products that are the subject of conflicting patent rights have been the subject of substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. We may have to defend against charges that we violated patents or proprietary rights of third parties. This is especially true for the sale of the brand equivalent version of products on which the patent covering the branded product is expiring, an area where

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infringement litigation is prevalent. Our defense against charges that we infringed third party patents or proprietary rights could require us to incur substantial expense and to divert significant effort of our technical and management personnel. If we infringe on the rights of others, we could lose our right to develop or make some products or could be required to pay monetary damages or royalties to license proprietary rights from third parties.

Although the parties to patent and intellectual property disputes in the pharmaceutical industry have often settled their disputes through licensing or similar arrangements, the costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on terms we believe to be acceptable. As a result, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling a number of our products.

Our net revenues and profits will be negatively impacted if we are unable to replace or renew license fees, royalties and development service fees as the existing related agreements expire or are terminated.

As part of our ongoing business strategy we enter into collaborative alliances and license arrangements, which permit us to reduce our development costs and often involve the receipt of an up-front payment, payment of fees upon completion of certain development milestones and also provide for royalties based upon sales of the products after successful development. We have received significant payments in the past from these arrangements and expect that payments from these arrangements will continue to be an important part of our business. Our future net revenues and profits will depend and will fluctuate from period to period, in part, based upon:

•	our ability to continue to enter into collaborative alliances and license agreements, which provide for up-front payments, milestone payments and royalties;

•	our ability to replace or renew license fees, royalties and development service fees as the existing related agreements expire or are terminated; and

•	our ability to achieve the milestones specified in our license and development agreements.

If we are unsuccessful in our collaborations or licensing arrangements our operating results could suffer.

We have made investments in certain collaborations and licensing arrangements and may use these and other methods to develop or commercialize products in the future. These arrangements typically involve other pharmaceutical companies as partners that may be competitors of ours in certain markets. In many instances, we will not control these collaborations or the commercial exploitation of the licensed products, and cannot assure you that these ventures will be profitable.

Our research and development expenditures will negatively impact our earnings in the short term.

We spent approximately $108.3 million during 2003 on our research and development efforts. This amount represents a significant increase in the amounts we allocated to research and development in prior periods. We may in the future increase the amounts we expend for research and development. As a result, our research and development expenditures may have an adverse impact on our earnings in the short term. Further, we cannot be sure that our research and development expenditures will, in the long term, result in the discovery or development of products which prove to be commercially successful.

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Disruption of production at our principal manufacturing facility could have a material adverse effect on our business, financial condition and results of operations.

Although we have other facilities, a significant amount of our brand equivalent products are produced at our largest manufacturing facility in Puerto Rico. A significant disruption at that facility, even on a short-term basis, could impair our ability to produce and ship products on a timely basis, which could have a material adverse effect on our business, financial condition and results of operations.

Our acquisitions may reduce our earnings, be difficult for us to combine into our operations or require us to obtain additional financing.

In the ordinary course of our business we evaluate potential business acquisition opportunities, some of which may be material. We seek acquisitions which will provide new product and market opportunities, benefit from and maximize our existing assets, and add critical mass. Acquisitions may expose us to additional risks and may have a material adverse effect on our results of operations. Any acquisitions we make may:

•	fail to accomplish our strategic objectives;

•	not be successfully combined with our operations;

•	not perform as expected; and

•	expose us to cross border risks.

In addition, based on current acquisition prices in the pharmaceutical industry, our acquisitions could initially reduce our per share earnings and add significant amortization expense of intangible assets. Our acquisition strategy may require us to obtain additional debt or equity financing, resulting in additional leverage, or increased debt obligations as compared to equity, and dilution of ownership. We may not be able to finance acquisitions on terms satisfactory to us.

We may be unable to manage our growth.

Over the past five years, our businesses and product offerings have grown substantially. This growth and expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. To manage our growth, we must continue to (i) expand our operational, customer support and financial control systems and (ii) hire, train and retain qualified personnel. We cannot assure you that we will be able to adequately manage our growth. If we are unable to manage our growth effectively, our business, results of operations and financial condition could be materially adversely affected.

A number of internal and external factors have caused and may continue to cause the market price of our stock to be volatile.

The market prices for securities of companies engaged in pharmaceutical development, including us, have been volatile. Many factors, including many over which we have no control, may have a significant impact on the market price of our common stock, including without limitation:

•	our or our competitors’ announcement of technological innovations or new commercial products;

•	changes in governmental regulation;

•	our or our competitors’ receipt of regulatory approvals;

•	our or our competitors’ developments relating to patents or proprietary rights;

•	publicity regarding actual or potential medical results for products that we or our competitors have under development; and

•	period-to-period changes in financial results.

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Sales of our products may be adversely affected by the continuing consolidation of our distribution network and the concentration of our customer base.

A significant amount of our sales are made to a relatively few foreign and domestic drug wholesalers, retail drug chains, managed care purchasing organizations, mail order and hospitals. These customers represent an essential part of the distribution chain of pharmaceutical products. These customers have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing our business. Additionally, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions potentially enable those groups to attempt to extract price discounts on our products. The result of these developments may have a material adverse effect on our business, financial condition and results of operations.

Political and economic instability and foreign currency fluctuations may adversely affect the revenues generated by our foreign operations.

Our foreign operations may be affected by the following factors, among others:

•	political and/or economic instability in some countries in which we currently do business or may do business in the future through acquisitions or otherwise;

•	uncertainty as to the enforceability of, and government control over, commercial rights;

•	expropriation by foreign governmental entities;

•	limitations on the repatriation of investment income, capital and other assets;

•	currency exchange fluctuations and currency restrictions; and

•	other adverse regulatory or legislative developments.

We sell products in many countries that are susceptible to significant foreign currency risk. We sell many of these products for United States dollars, which eliminates our direct currency risk but increases our credit risk if the local currency devalues significantly and it becomes more difficult for customers to purchase the United States dollars required to pay us. We sell a growing number of products, particularly in Latin America, for local currency, which results in a direct currency risk to us if the local currency devalues significantly. Additional foreign acquisitions may increase our foreign currency risk and the other risks identified above.

In June 2000, we acquired Laboratorios Elmor S.A., a pharmaceutical company based in Venezuela. In the third quarter of 2001, we acquired 99.9% of Laboratorio Chile S.A., a Chilean pharmaceutical company with operations in Chile, Argentina and Peru. Venezuela was considered a hyperinflationary economic environment through June 30, 2001. Although Venezuela is no longer considered hyperinflationary, this economy continues to experience high inflation rates and devaluation of its currency. The continuing political and economic instability in Venezuela, particularly the labor strikes and other forms of political protest directed against the Hugo Chavez administration, may adversely impact our Venezuelan operations and our consolidated earnings. Approximately 18% of our net revenues for 2003 were attributable to our Latin American operations.

Increased indebtedness may impact our financial condition and results of operations.

On December 31, 2003, we had approximately $931.7 million of consolidated indebtedness. As a result of our issuance of 1.5% Convertible Senior Notes on March 3, 2004, our consolidated indebtedness increased by $400.0 million. We may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including, without limitation:

•	we will be required to use a portion of our cash flow from operations for the payment of any principal or interest due on our outstanding indebtedness;

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•	our outstanding indebtedness and leverage will increase the impact of negative changes in general economic and industry conditions, as well as competitive pressures; and

•	the level of our outstanding debt may affect our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes.

General economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control, may affect our future performance. As a result, these and other factors may affect our ability to make principal and interest payments on our indebtedness. We anticipate that approximately $115.9 million of cash flow from operations will be required during 2004 to discharge our annual obligations on our indebtedness outstanding as of December 31, 2003. This requirement will increase by $3.0 million as a result of our issuance of $400.0 million of 1.5% Convertible Senior Notes on March 3, 2004. Our business might not continue to generate cash flow at or above current levels. If we cannot generate sufficient cash flow from operations in the future to service our debt, we may, among other things:

•	seek additional financing in the debt or equity markets;

•	refinance or restructure all or a portion of our indebtedness;

•	sell selected assets;

•	reduce or delay planned capital expenditures; or

•	reduce or delay planned research and development expenditures.

These measures might not be sufficient to enable us to service our debt. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms.

Our policies regarding returns, allowances and chargebacks, and marketing programs adopted by wholesalers, may reduce our revenues in future fiscal periods.

Based on industry practice in the United States, brand equivalent product manufacturers, including us, have liberal return policies and have been willing to give customers post-sale inventory allowances. Under these arrangements, from time to time, we give our customers credits on our brand equivalent products that our customers hold in inventory after we have decreased the market prices of the same brand equivalent products. If new competitors enter the marketplace and significantly lower the prices of any of their competing products, we would likely reduce the price of our product. As a result, we would provide significant credits to our customers who are then holding inventories of such products, which could reduce sales revenue and gross margin for the period the credit is provided. Like our competitors, we also give credits for chargebacks to wholesale customers that have contracts with us for their sales to hospitals, group purchasing organizations, pharmacies or other retail customers. A chargeback is the difference between the price the wholesale customer pays and the price that the wholesale customer’s end-customer pays for a product. Although we establish reserves based on our prior experience and our best estimates of the impact that these policies may have in subsequent periods, we cannot ensure that our reserves are adequate or that actual product returns, allowances and chargebacks will not exceed our estimates.

Investigations of the calculation of average wholesale prices may adversely affect our business.

Many government and third party payors, including Medicare, Medicaid, health maintenance organizations and managed care organizations, reimburse doctors and others for the purchase of certain prescription drugs based on a drug’s average wholesale price (AWP). In the past several years, state and federal government agencies have conducted ongoing investigations of manufacturers’ reporting practices with respect to AWP, in which they have suggested that reporting of inflated AWP’s have led to excessive

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payments for prescription drugs. A number of states and counties have sued us and certain of our subsidiaries, as well as numerous other pharmaceutical companies, alleging that certain products were sold at prices lower than the published AWP. Several of the suits also allege that we did not report to the states our best price for certain products under the Medicaid program. Each of these suits alleges, among other things, deceptive trade practices and fraud and seeks monetary and other relief, including civil penalties and treble damages. Although we believe that we have valid defenses to these claims, there can be no assurance as to the outcome of these matters, and a loss in any of these cases, or in similar cases which may be brought in the future, could materially affect future results of operations.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with GAAP. Any changes in estimates, judgments and assumptions used could have a material adverse effect on our business, financial position and results of operations.

The consolidated and condensed consolidated financial statements included in the periodic reports we file with the Securities and Exchange Commission are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and related reserves, revenues, expenses and income. This includes, but is not limited to, estimates, judgments and assumptions used in the adoption of the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets (including goodwill and other intangible assets), liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our financial position and results of operations.

The impact of new accounting principles could have a material adverse effect on our financial position or results of operations.

We account for stock options granted to employees under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Under this standard, no compensation cost is recorded for stock options granted to employees at fair market value on the date of grant. The Financial Accounting Standards Board is expected to issue a new accounting standard for stock options that would require the cost of stock options granted to employees to be expensed. This and other new accounting principles adopted in the future may have a material adverse effect on our financial position or results of operations.

Compliance with governmental regulation is critical to our business.

Our pharmaceutical and diagnostic operations are subject to extensive regulation by governmental authorities in the United States and other countries with respect to the testing, approval, manufacture, labeling, marketing and sale of pharmaceutical and diagnostic products. Our inability or delay in receiving, or the loss of any regulatory approval could have a material adverse effect on our results of operations. The evolving and complex nature of regulatory requirements, the broad authority and discretion of the FDA and the extremely high level of regulatory oversight result in a continuing possibility that we may be adversely affected by regulatory actions despite our efforts to maintain compliance with regulatory requirements.

The FDA may cause a recall or withdraw product approvals if regulatory standards are not maintained. The FDA approval to manufacture a drug is site-specific. In the event an approved manufacturing facility for a particular drug becomes inoperable, obtaining the required FDA approval to

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manufacture such drug at a different manufacturing site could result in production delays, which could adversely affect our business and results of operations.

We cannot predict the extent to which we may be affected by legislative and regulatory developments. We are dependent on receiving FDA and other governmental or third party approvals to manufacture, market and ship our products. Consequently, there is always a risk that we will not obtain FDA or other necessary approvals, or that the rate, timing and cost of such approvals, will adversely affect our product introduction plans or results of operations. We carry inventories of certain products in anticipation of launch and if such products are not subsequently launched or are not launched when anticipated, we may be required to write-off the related inventory.

The concentration of ownership among our executive officers and directors may permit those persons to influence our corporate matters and policies.

As of February 28, 2004, our executive officers, directors and one additional shareholder had or shared voting control over approximately 24.3% of our issued and outstanding common stock. As a result, these persons may have the ability to significantly influence the election of the members of our board of directors and other corporate decisions.

Rising insurance costs could negatively impact profitability.

The cost of insurance, including director and officer, workers compensation, property, product liability and general liability insurance, have risen significantly in the past year and are expected to continue to increase in 2004. In response, we may increase deductibles and/or decrease certain coverages to mitigate these costs. These increases, and our increased risk due to increased deductibles and reduced coverages, could have a negative impact on our results of operations, financial condition and cash flows.

We have enacted a shareholder rights plan and charter provisions that may have anti-takeover effects.

We have in place a shareholder rights plan under which we issued common stock purchase rights. As a result of the plan, each share of our common stock carries with it one common stock purchase right. Each common stock purchase right entitles the registered holder to purchase from us 1.1719 of a share of our common stock at a price of $9.60 per 1.1719 of a share, subject to adjustment. The common stock purchase rights are intended to cause substantial dilution to a person or group who attempts to acquire us on terms that our board of directors has not approved. The existence of the common stock purchase rights could make it more difficult for a third party to acquire a majority of our common stock. Other provisions of our articles of incorporation and bylaws may also have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could have an adverse effect on the market price of our common stock.

Risks Related to Our Industry

Legislative proposals, reimbursement policies of third parties, cost containment measures and health care reform could affect the marketing, pricing and demand for our products.

Various legislative proposals, including proposals relating to prescription drug benefits, could materially impact the pricing and sale of our products. Further, reimbursement policies of third parties may affect the marketing of our products. Our ability to market our products will depend in part on reimbursement levels for the cost of the products and related treatment established by health care providers, including government authorities, private health insurers and other organizations, such as health maintenance organizations (HMOs) and managed care organizations (MCOs). Insurance

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companies, HMOs, MCOs, Medicaid and Medicare administrators and others are increasingly challenging the pricing of pharmaceutical products and reviewing their reimbursement practices. In addition, the following factors could significantly influence the purchase of pharmaceutical products, which could result in lower prices and a reduced demand for our products:

•	the trend toward managed health care in the United States;

•	the growth of organizations such as HMOs and MCOs;

•	legislative proposals to reform health care and government insurance programs; and

•	price controls and non-reimbursement of new and highly priced medicines for which the economic therapeutic rationales are not established.

These cost containment measures and health care reform proposals could affect our ability to sell our products.

The reimbursement status of a newly approved pharmaceutical product may be uncertain. Reimbursement policies may not include some of our products. Even if reimbursement policies of third parties grant reimbursement status for a product, we cannot be sure that these reimbursement policies will remain in effect. Limits on reimbursement could reduce the demand for our products. The unavailability or inadequacy of third party reimbursement for our products could reduce or possibly eliminate demand for our products. We are unable to predict whether governmental authorities will enact additional legislation or regulation which will affect third party coverage and reimbursement that reduces demand for our products.

Marketed pharmaceutical products are subject to significant regulation in the United States.

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

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Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition and results of operations.

If branded pharmaceutical companies are successful in limiting the use of brand equivalent products through their legislative and regulatory efforts, our sales of brand equivalent products may suffer.

Many branded pharmaceutical companies increasingly have used state and federal legislative and regulatory means to delay brand equivalent competition. These efforts have included:

•	pursuing new patents for existing products which may be granted just before the expiration of one patent which could extend patent protection for additional years or otherwise delay the launch of brand equivalents products;

•	using the Citizen Petition process to request amendments to FDA standards;

•	seeking changes to United States Pharmacopeia, an organization which publishes industry recognized compendia of drug standards;

•	attaching patent extension amendments to non-related federal legislation; and

•	engaging in state-by-state initiatives to enact legislation that restricts the substitution of some brand equivalent drugs, which could have an impact on products that we are developing.

If branded pharmaceutical companies are successful in limiting the use of brand equivalent products through these or other means, our sales of brand equivalent products may decline. If we experience a material decline in brand equivalent product sales, our results of operations, financial condition and cash flows will suffer.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This annual report on Form 10-K contains or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Generally, these statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts and can be identified by the use of terms such as “estimate,” “project,” “plan,” “intend,” “expect,” “expect,” “believe,” “anticipate,” “should,” “may,” “will,” and similar expressions. Specifically, this Form 10-K and the documents incorporated into this Form 10-K by reference contain forward-looking statements, including, among others, the following:

•	our intention to generate growth through the introductions of new proprietary drugs, the expanded sale and distribution of our current products, the acquisition of new businesses and products and strategic collaborations;

•	our intention to generate growth through discovering and developing and/or acquiring new products, developing and marketing selected brand equivalent pharmaceuticals, leveraging proprietary technology and development strengths, acquiring new businesses and products, and expanding sales and distribution of our proprietary and branded products;

•	the ability of our research programs to develop improved forms of drugs, novel compounds and new delivery systems;

•	our ability to acquire additional manufacturing, sales and distribution capabilities, including in Europe and Latin America;

•	our ability to establish additional joint ventures and sales and distribution channels, including in Asia;

•	our ability to integrate operations and exploit opportunities among our subsidiaries;

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•	our capacity to become a worldwide leader in the asthma market;

•	our ability to capitalize on current relationships in the oncology market to market new brand equivalent biotech drugs and our commercialization of Xorane™ and other oncology products;

•	our ability to identify, acquire and successfully integrate new acquisitions of companies or products;

•	the ability of our new patented oral administration system to provide patients effective doses of paclitaxel with more convenience and reduced side effects and the applicability of this system to other chemotherapeutic agents;

•	our ability to develop Easi-Breathe™ for use with various compounds;

•	our ability to develop and market Volare™;

•	our ability to develop and market Cervene™ for recurrent glioblastoma;

•	our ability to develop and market Ampanel™ for epilepsy;

•	our ability to further develop CFC-free inhalation aerosol products;

•	our ability to develop and market etiprednol dicloacetate, an inhaled corticosteroid, in our multi-dose dry powder inhaler;

•	our ability to develop a corticosteroid with minimal side effects to treat asthma and inflammatory diseases of the large intestine;

•	our ability to develop new formulations and obtain marketing authorizations which will enable us to be the first, or among the first, to launch brand equivalent products;

•	our ability to establish and maintain the bioequivalency and efficacy of our brand equivalent products;

•	our ability to develop and market products to treat HIV infection, cystic fibrosis, recurrent glioblastoma, benign prostatic hypertrophy, postmenopausal syndrome, postmenopausal memory disorders and sexual disorders;

•	our ability to further develop and market talampanel or other compounds for the treatment of epilepsy, Parkinson’s disease, multiple sclerosis, glioblastoma or other neurological diseases;

•	our ability to develop and market Estredox™;

•	our ability to develop and market Cronaze™ for inflammatory bowel diseases, Respicort™ for asthma and Ethinase™ for allergic rhinitis;

•	our ability to develop and market loteprednol etabonate for the treatment of allergic rhinitis and dermatological conditions;

•	our ability to supplement our portfolio of brand equivalent products by emphasizing the development of selected brand equivalent products;

•	our ability to develop or license proprietary products for indications having large patient populations, or for which limited or inadequate treatments exist;

•	our capacity to accelerate product development and commercialization by in-licensing products and by developing new dosage forms or new therapeutic indications for existing products;

•	anticipated trends in the pharmaceutical industry and the effect of technological advances on competition;

•	our ability to reduce our backlog and manufacture, obtain and maintain a sufficient supply of products to meet market demand, retain our customers and meet contractual deadlines and terms;

•	that our proposed spending on facilities improvement and expansion may not be as projected;

•	our ability to obtain and maintain FDA approval of our manufacturing facilities, the failure of which could result in production stoppage or delays;

•	our estimates regarding the capacity of our facilities;

•	our intention to fund 2004 capital expenditures and research and development from existing cash and internally generated funds;

•	uncertainties regarding the outcome of pending investigations and litigation; and

•	other matters.

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These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the following:

•	difficulties in product development and uncertainties related to the timing or outcome of product development;

•	the availability on commercially reasonable terms of raw materials, particularly raw materials for our paclitaxel product, and other third party sourced products;

•	our ability to replace or renew license fees, royalties and development service fees as the related agreements expire or are terminated;

•	difficulties in complying with governmental regulations;

•	difficulties or delays in manufacturing products;

•	efficacy or safety concerns with respect to marketed products, whether or not scientifically justified, leading to recalls, withdrawals or declining sales;

•	our ability to identify potential acquisitions and to successfully acquire and integrate such operations or products;

•	our ability to obtain approval from the FDA to market new pharmaceutical products;

•	the acceptance of new products by the medical community as effective as alternative forms of treatment for indicated conditions;

•	the outcome of any pending or future litigation (including patent, trademark and copyright litigation and the United Kingdom National Health Service Investigation), and the cost, expenses and possible diversion of management’s time and attention arising from such litigation or investigation;

•	the impact of new regulations or court decisions or actions by our competitors regarding the protection of patents and the exclusivity period for the marketing of branded drugs;

•	the impact of the adoption of certain accounting standards;

•	our success in acquiring or licensing proprietary technologies that are necessary for our product development activities;

•	the impact of political and economic instability in the countries in which we operate, particularly Venezuela and other Latin American countries;

•	our successful compliance with extensive, costly, complex and evolving governmental regulations and restrictions;

•	the use of estimates in the preparation of our financial statements;

•	our ability to successfully compete in both the branded and brand equivalent pharmaceutical sectors;

•	trade buying patterns;

•	trends toward managed care and health care cost containment;

•	possible United States legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including Medicaid and Medicare;

•	interest rate and foreign currency exchange rate fluctuation; and

•	other risks and uncertainties detailed herein and from time to time in our Securities and Exchange Commission filings.

Forward-looking statements, therefore, should be considered in light of all of the information included or referred to in this annual report on Form 10-K, including the cautionary information set forth under the heading “Risk Factors” beginning on page 16. We caution you not to place significant reliance on these forward-looking statements, which speak only as of the date of this annual report on Form 10-K or the date of the incorporated document, as applicable, and we undertake no obligation to update or revise these statements.

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Financial Information about Foreign and Domestic Operations

Specific financial information with respect to our foreign and domestic operations is provided in Note 13, Business Segment Information, in the Notes to Consolidated Financial Statements.

Item 2. Properties

Our corporate headquarters are located in Miami, Florida. We maintain offices, warehouses, research and development facilities and/or distribution centers in Argentina, Bulgaria, Chile, China, Costa Rica, Croatia, the Czech Republic, El Salvador, Estonia, Finland, France, Germany, Guatemala, Honduras, Hong Kong, Hungary, India, Ireland, Italy, Kazakhstan, Mexico, Latvia, Lithuania, The Netherlands, Nicaragua, Norway, Panama, Peru, Poland, Romania, Russia, the Slovak Republic, Sweden, Switzerland, Taiwan, Ukraine, Uruguay, Uzbekistan, Venezuela and various parts of the United States and the United Kingdom, most of which are held pursuant to leases. None of these leases are material to us.

We operate pharmaceutical manufacturing facilities in Buenos Aires, Argentina; Munro, Argentina; Santiago, Chile; Beijing, China; Opava, Czech Republic; Preston Brook, England; Runcorn, England; Miami, Florida; Falkenhagen, Germany; Budapest, Hungary; Mumbai, India; Waterford, Ireland; Mexico City, Mexico; Ramos Arizpe, Mexico; Northvale, New Jersey; Cidra, Puerto Rico; Guayama, Puerto Rico, St. Croix, the U.S. Virgin Islands; and Guacara, Venezuela. We own our Budapest, Buenos Aires, Cidra, Falkenhagen, Guayama, Guacara, Mexico City, Miami, Munro, Opava and Ramos Arizpe manufacturing facilities, and lease our remaining manufacturing facilities. In connection with the sale of the specialty chemicals business, we retained ownership of our manufacturing facilities in Rock Hill, South Carolina and Marion, Ohio which we are seeking to sell.

We believe our facilities are in satisfactory condition and are suitable for their intended use. We plan to spend between $100 million and $120 million in 2004 to improve and expand our pharmaceutical and other related facilities. A portion of our pharmaceutical manufacturing capacity and our research and development activities, as well as our corporate headquarters and other critical business functions are located in areas subject to hurricane and earthquake casualty risks. Although we have certain limited protection afforded by insurance, our business and our earnings could be materially adversely affected in the event of a major windstorm or earthquake.

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Item 3. Legal Proceedings

Terazosin Litigation

On December 21, 1998, an action purporting to be a class action, styled Louisiana Wholesale Drug Co. vs. Abbott Laboratories, Geneva Pharmaceuticals, Inc. and Zenith Goldline Pharmaceuticals, Inc., was filed against IVAX Pharmaceuticals, Inc. (“IPI”) and others in the United States District Court for the Southern District of Florida, alleging a violation of Section 1 of the Sherman Antitrust Act. Plaintiffs purport to represent a class consisting of customers who purchased a certain proprietary drug directly from Abbott Laboratories during the period beginning on October 29, 1998. Plaintiffs allege that, by settling patent-related litigation against Abbott in exchange for quarterly payments, the defendants engaged in an unlawful restraint of trade. The complaint seeks unspecified treble damages and injunctive relief. Eighteen additional class action lawsuits containing allegations similar to those in the Louisiana Wholesale case were filed in various jurisdictions between July 1999 and February 2001, the majority of which have been consolidated with the Louisiana Wholesale case. On December 13, 2000, plaintiffs’ motion for summary judgment on the issue of whether the settlement agreement constituted a per se violation of Section 1 of the Sherman Antitrust Act in the Louisiana Wholesale case was granted, but on September 15, 2003, the United States Court of Appeals for the Eleventh Circuit reversed the order. On March 13, 2000 the Federal Trade Commission (“FTC”) announced that it had issued complaints against, and negotiated consent decrees with, Abbott Laboratories and Geneva Pharmaceuticals arising out of an investigation of the same subject matter that is involved in these lawsuits. The FTC took no action against IPI. To date, seventeen of the actions naming IPI have either been settled or dismissed.

Fen-Phen Litigation

IPI has been named in a number of individual and class action lawsuits in both state and federal courts involving the diet drug combination of fenfluramine and phentermine, commonly known as “fen-phen.” Generally, these lawsuits seek damages for personal injury, wrongful death and loss of consortium, as well as punitive damages, under a variety of liability theories including strict products liability, breach of warranty and negligence. IPI did not manufacture either fenfluramine or phentermine, but did distribute the brand equivalent version of phentermine manufactured by Eon Labs Manufacturing, Inc. (“Eon”) and Camall Company. Although IPI had a very small market share, to date, IPI has been named in approximately 5,542 cases and has been dismissed from approximately 4,966 of these cases, with additional dismissals pending. IPI intends to vigorously defend all of the lawsuits, and while management believes that its defense will succeed, as with any litigation, there can be no assurance of this. Currently Eon is paying for approximately 50% of IPI’s costs in defending these suits and is fully indemnifying IPI against any damages IPI may suffer as a result of cases involving product manufactured by Eon. In the event Eon discontinues providing this defense and indemnity, IPI has its own product liability insurance. While IPI’s insurance carriers have issued reservations of rights, IPI believes that it has adequate coverage. Although it is impossible to predict with certainty the outcome of litigation, we do not believe this litigation will have a material adverse impact on our financial condition or results of operation.

Average Wholesale Price Litigation

On July 12, 2002, an action purporting to be a class action styled John Rice v. Abbott Laboratories, Inc., et al. (the “Rice Action”) was filed against IPI and others in the Superior Court of the State of California, alleging violations of California’s Business & Professional Code §17200 et seq. with respect to the way pharmaceutical companies report their AWP. Plaintiffs allege that each defendant reported an AWP to Medicare and Medicaid which materially misrepresented the actual prices paid to defendants by physicians and pharmacies for prescription drugs. The complaint seeks unspecified damages, including punitive damages, and injunctive relief. Two other class actions, Thompson v. Abbott Laboratories, Inc., et al. (the “Thompson Action”) and Turner v. Abbott Laboratories, Inc., et al. (the “Turner Action”),

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containing similar allegations against IPI and others were filed in California courts in August and September 2002, respectively, as well. All three cases were removed to federal court and transferred to the Pharmaceutical Industry Average Wholesale Price Multi-District Litigation in the United States District Court for the District of Massachusetts. On November 23, 2003, the plaintiff in the Rice Action dismissed his action against IPI and other defendants without prejudice. On January 9, 2004, the court denied the motions filed by the plaintiffs in the Thompson Action and the Turner Action to remand the cases to state court and further ruled that the claims in these actions were preempted by ERISA. In February 2004, the plaintiffs in the Thompson Action and the Turner Action also dismissed their actions against IPI and other defendants.

On September 29, 2003, we received a copy of a Summons and Complaint filed by the Commonwealth of Massachusetts against IVAX Corporation, and various other manufacturers of generic pharmaceutical products, alleging that all defendant manufacturers inflated the prices of generic pharmaceutical products paid for by the Massachusetts Medicaid Program through alleged fraudulent promotion, marketing and sales practices, resulting in millions of dollars in overpayments. The Complaint also alleges that the defendant manufacturers reported understated drug pricing to the federal government, which had the effect of reducing rebate payments to the Commonwealth under rebate agreements. The complaint alleges violations of the Massachusetts Medicaid False Claims Act, the Massachusetts False Claims Act and common law fraud, along with claims for unjust enrichment, breach of contract and breach of the duty of good faith and fair dealing. The Commonwealth seeks injunctive relief, restitution, treble damages, civil penalties, attorneys’ fees, and investigative and litigation costs. A motion to dismiss this action was filed on January 29, 2004 and is pending. We intend to vigorously defend ourselves in this matter and against these allegations.

On September 15, 2003, IPI and we were served with an Amended Complaint filed in the United States District Court for the District of Massachusetts in the case styled County of Suffolk vs. Abbott Laboratories, Inc., et al. and on August 25, 2003, we were served with a similar complaint filed in the United States District Court for the Southern District of New York in the case styled County of Westchester vs. Abbott Laboratories, Inc. et al. In each of these cases, the plaintiffs allege that the defendants violated the Racketeering Influenced and Corrupt Organizations Act (“RICO”), the Federal Medicaid Statute, New York Social Services Law, New York Department of Health Regulations, and New York General Business Law. The plaintiffs also seek the recovery of damages for unfair trade practices, fraud, breach of contract and under the theory of unjust enrichment. The plaintiffs also seek unspecified damages, including treble and punitive damages, civil penalties, declaratory and injunctive relief and restitution, allegedly suffered by the plaintiffs as a result of the defendants’ alleged unlawful scheme to overcharge for prescription medications paid for by Medicaid. The plaintiffs allege that through promotional, discounting, and pricing practices, the defendants reported false and inflated average wholesale prices or wholesale acquisition costs and failed to report their best prices as required by federal and state rebate statutes resulting in the plaintiffs overpaying for certain medications. A motion to dismiss these actions was filed and remains pending. We intend to vigorously defend ourselves in these cases and against these allegations.

IPI, along with numerous other pharmaceutical companies, has received inquiries from and responded to requests for records and information from the Committee on Energy and Commerce of the United States House of Representatives in connection with the Committee’s investigation into certain industry and IPI practices regarding average wholesale price. IPI has also received correspondence from the States of Nevada, Kentucky, Florida and Illinois on behalf of itself and 8 other states indicating that the Office of the Attorney General (OAG) for these states are investigating allegations of purportedly improper pricing practices related to the average manufacturer price and best price calculations. We or our subsidiaries have not been named as a defendant in a suit filed by or on behalf or any state, but as a result of the investigation the OAG for the states have advised us that we are required to maintain all records related to the investigation. We are cooperating fully with these requests. The outcome of these in

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vestigations could include the imposition of substantial fines, penalties and injunctive or administrative remedies.

United Kingdom Serious Fraud Office Investigation and Related Litigation

In April 2002, we received notice of an investigation by United Kingdom National Health Service officials concerning prices charged by generic drug companies, including Norton Healthcare Limited, trading as IVAX Pharmaceuticals UK, for penicillin-based antibiotics and warfarin sold in the United Kingdom from 1996 to 2000. This is an investigation by the Serious Fraud Office of the United Kingdom involving all pharmaceutical companies that sold these products in the United Kingdom during this period. According to statements by investigating agencies, this is a complex investigation expected to continue for some time and there is no indication from the agencies when or if charges will be made against any of these companies. We are cooperating fully with this investigation.

In December 2002, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions adversely affected competition in the sale and supply of warfarin in the United Kingdom between 1996 and 2000. This claim seeks damages against all defendants in the approximate aggregate amount of 28.6 million Pounds Sterling (approximately $51.1 million at the December 31, 2003, currency exchange rate), plus interest and costs.

In December, 2003, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions which adversely affected competition in the sale and supply of Penicillin in the United Kingdom between 1996 and 2000. This claim seeks damages against all defendants in the approximate amount of 30.5 million Pounds Sterling (approximately $54.5 million at the December 31, 2003, currency exchange rate), plus interest and costs.

On April 22, 2003, we received notice that we were named as a defendant along with approximately 25 other pharmaceutical manufacturers in a complaint filed in the US District Court for the Northern District of Texas by an individual who has filed the action purportedly in the name of the United States government, styled United States of America, ex. rel, Paul King v. Alcon Laboratories, Inc., et al. In this suit, the plaintiff seeks to recover damages from the defendants, including us, for allegedly defrauding and conspiring to defraud the United States government by having made sales of drugs to various federal governmental agencies or causing the United States government to reimburse individuals or entities for drug products that did not comply with Current Good Manufacturing Practices and other regulations and laws. The suit seeks the recovery of treble damages from us and the other defendants, jointly and severally, which plaintiff alleges exceeds thirty billion dollars, plus the recovery of attorneys’ fees, interest, civil penalties, costs, and other relief. On February 23, 2004, Plaintiff was granted leave to file a Second Amended Complaint, in response to which we intend to move to dismiss the action in its entirety. We intend to vigorously defend ourselves in this action and against these allegations.

On April 22, 2003, GenPharm, Inc. filed a complaint in the United States District Court for the District of Puerto Rico against ChemSource Corporation (currently API Industries, Inc., “API”) for damages and equitable relief, including declaratory relief and specific performance, arising out of API’s alleged breach of agreements and failure to supply GenPharm with an active pharmaceutical ingredient. The complaint also seeks the recovery of damages for API’s alleged negligence in failing to maintain production facilities in accordance with FDA standards. The plaintiff seeks to recover millions of dollars in damages, along with interest, costs and expenses, including attorneys’ fees and other fees and costs. The plaintiff also filed a motion for preliminary relief seeking the attachment of approximately 165,000 kilograms of the active pharmaceutical ingredient, which we vigorously opposed. API and Genpharm have agreed in principle to settle the litigation in its entirety, the details of which settlement are being

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finalized. The complaint has been tendered to the sellers of API for defense and indemnity based on the terms of the agreement by which API was sold to us, but the sellers have denied responsibility for the claim.

Environmental Related Proceeding

On January 22, 2003, our subsidiary, API, received an Administrative Compliance Order issued by the United States Environmental Protection Agency dated January 2, 2003, alleging that API was not in compliance with certain conditions of the National Pollutant Discharge Elimination System Permit and certain pretreatment standards. The Order required that API submit particular certified documentation associated with achieving compliance with the given standards. The Order further required that API submit certified information concerning stormwater pollution control matters and costs. API filed its response to the Order and the EPA ordered the matter closed on August 30, 2003.

On April 4, 2003, API received an Order on Consent from The Puerto Rico Aqueduct and Sewer Authority (“PRASA”), which required that API follow a PRASA-approved compliance plan in order to achieve compliance with certain pretreatment standards. This Order also establishes interim limits applicable during the implementation of the compliance plan and attaches stipulated penalties for each day of non-compliance with the prescribed activities and reports schedule. On June 11, 2003, API submitted to PRASA certifications of compliance with two pretreatment standards identified in the Order on Consent. API negotiated with PRASA the final terms of the Order on Consent for the two remaining pretreatment standards, which was signed and finalized on June 30, 2003.

On April 28, 2003, API received an EPA issued Administrative Complaint dated April 15, 2003, which proposes that a civil penalty of approximately $19,000 be assessed against API for the alleged violation of certain conditions of its NPDES Multi-Sector General Permit. The complaint alleges that API failed to perform certain quarterly visual examinations and conduct an appropriate analysis of parameters during monitoring periods specified in the NPDES general permit. The complaint has been tendered to the sellers of API for defense and indemnity based on the terms of the agreement by which API was sold to us. API responded to the complaint and the parties agreed to settle the matter. A Final Consent Agreement and Final Order was signed by the EPA on November 23, 2003, and the settlement amount of $8,350 was paid by the sellers of API.

On July 16, 2003, API received an EPA letter requesting API to submit a revised Solid Waste Management Unit (SWMU) Plan, including additional sampling and investigation elements, concerning the alleged presence of isopropyl ether (IPE) in its facility. This matter was tendered to the sellers of API for indemnity based on the terms of the agreement by which API was sold to us, but sellers have denied responsibility for this claim. On November 7, 2003, API filed its response to the EPA’s July 16, 2003, letter and submitted a revised SWMU Plan to cooperate with the agency.

Other Litigation

We are involved in various other legal proceedings arising in the ordinary course of business, some of which involve substantial amounts. In order to obtain brand equivalent approvals prior to the expiration of patents on branded products, and to benefit from the exclusivity allowed to ANDA applicants that successfully challenge these patents, we frequently become involved in patent infringement litigation brought by branded pharmaceutical companies (see “Governmental Regulation”). Although these lawsuits involve products that are not yet marketed and therefore pose little or no risk of liability for damages, the legal fees and costs incurred in defending such litigation can be substantial. While it is not feasible to predict or determine the outcome or the total cost of these proceedings, in the opinion of management, based on a review with legal counsel, any losses resulting from such legal proceedings will not have a material adverse impact on our financial position or results of operations.

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We intend to vigorously defend each of the foregoing lawsuits, but their respective outcomes cannot be predicted. Any of such lawsuits, if determined adversely to us, could have a material adverse effect on our financial position and results of operations. Our ultimate liability with respect to any of the foregoing proceedings is not presently determinable.

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Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the quarter ended December 31, 2003.

Executive Officers of the Registrant

Set forth below are the names, ages, positions held and business experience during the past five years of our executive officers as of March 1, 2004. Officers serve at the discretion of the Board of Directors. There is no family relationship between any of the executive officers, and there is no arrangement or understanding between any executive officer and any other person pursuant to which the executive officer was selected.

Thomas Beier

Thomas Beier, age 58, has served as our Senior Vice President - Finance and Chief Financial Officer since October 1997. From December 1996 to October 1997, he served as our Vice President - Finance. Prior to joining us, he served as Executive Vice President and Chief Financial Officer of Intercontinental Bank from 1989 until August 1996.

Rafick Henein, Ph.D.

Rafick Henein, age 63, has served as one of our Senior Vice Presidents and as the President and Chief Executive Officer of IVAX Pharmaceuticals, Inc., our principal United States-based brand equivalent pharmaceutical subsidiary, since July 1997. He held various positions in the Novopharm Limited organization (pharmaceuticals) since 1988, rising to the position of President and Chief Executive Officer of Novopharm International in 1996.

Neil Flanzraich

Neil Flanzraich, age 60, has served as our Vice Chairman and President since May 1998. He was a shareholder and served as Chairman of the Life Sciences Legal Practices Group of Heller Ehrman White & McAuliffe from 1995 to 1998. From 1981 to 1994, he served in various capacities at Syntex Corporation (pharmaceuticals), most recently as its Senior Vice President, General Counsel and a member of the Corporate Executive Committee. From 1994 to 1995, after Syntex Corporation was acquired by Roche Holding Ltd., he served as Senior Vice President and General Counsel of Syntex (U.S.A.) Inc., a Roche subsidiary. He is a director of IVAX Diagnostics, Inc. (diagnostic reagent kits), a subsidiary of ours, Continucare Corporation (health care) and RAE Systems, Inc. (gas detection and security monitoring systems).

Phillip Frost, M.D.

Phillip Frost, age 67, has served as our Chairman of the Board of Directors and Chief Executive Officer since 1987. He served as our President from July 1991 until January 1995. He was the Chairman of the Department of Dermatology at Mt. Sinai Medical Center of Greater Miami, Miami Beach, Florida from 1972 to 1990. Dr. Frost was Chairman of the Board of Directors of Key Pharmaceuticals, Inc. from 1972 to 1986. He is Chairman of the Board of Directors of IVAX Diagnostics, Inc. (diagnostic reagent kits), a subsidiary of ours. He is a director of Continucare Corporation (health care) and Northrop Grumman Corp. (aerospace). He is Chairman of the Board of Trustees of the University of Miami and a member of the Board of Governors of the American Stock Exchange.

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Jane Hsiao, Ph.D.

Jane Hsiao, age 56, has served as our Vice Chairman-Technical Affairs since February 1995, as our Chief Technical Officer since July 1996, and as Chairman, Chief Executive Officer and President of DVM Pharmaceuticals, Inc., our veterinary products subsidiary, since March 1998. From 1992 until February 1995, she served as our Chief Regulatory Officer and Assistant to the Chairman, and as Vice President-Quality Assurance and Compliance of IVAX Research, Inc., our principal proprietary pharmaceutical subsidiary. From 1987 to 1992, Dr. Hsiao was Vice President-Quality Assurance, Quality Control and Regulatory Affairs of IVAX Research, Inc. She is a director of IVAX Diagnostics, Inc. (diagnostic reagent kits), a subsidiary of ours.

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PART II

Item 5. Market for Registrant’s Common Equity and Related Shareholder Matters

Our common stock is listed on the American Stock Exchange and is traded under the symbol “IVX” and on the London Stock Exchange under the symbol “IVX.L.” As of the close of business on February 28, 2004, there were approximately 3,832 holders of record of our common stock. The following table sets forth the high and low sales price of a share of our common stock for each quarter in 2003 and 2002 as reported by the American Stock Exchange:

2003	High	Low
First Quarter	$10.92	$8.40
Second Quarter	16.20	9.71
Third Quarter	16.48	13.07
Fourth Quarter	19.75	13.84

2002	High	Low
First Quarter	$16.86	$12.32
Second Quarter	12.72	8.42
Third Quarter	11.59	8.04
Fourth Quarter	10.87	8.67

We did not pay cash dividends on our common stock during 2002 or 2003 and we do not intend to pay any cash dividends in the foreseeable future.

Information regarding our stock option programs is set forth under page F-32 of this report.

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Item 6. Selected Financial Data

The following table sets forth selected historical financial data as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, that has been derived from, and is qualified by reference to, our audited consolidated financial statements. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and related notes thereto included elsewhere in this report.

	Year Ended December 31,
	2003(1)	2002	2001(4)	2000(5)	1999
	(in thousands, except per share data)
OPERATING DATA
Net revenues	$1,420,339	$1,197,244	$1,215,377	$793,405	$656,482
Cost of sales	781,383	663,708	583,588	409,903	377,967

Gross profit	638,956	533,536	631,789	383,502	278,515
Selling	212,192	168,952	143,629	92,032	71,131
General and administrative	122,414	118,416	110,477	84,900	85,092
Research and development	108,347	76,041	88,015	65,331	53,403
Amortization	19,719	16,158	19,412	9,042	3,121
Restructuring costs (reversal of accrual)	3,706	4,242	2,367	(4,535)	(612)

Operating income	172,578	149,727	267,889	136,732	66,380
Interest income	3,710	8,090	21,249	13,986	6,142
Interest expense	(43,608)	(48,639)	(41,791)	(14,624)	(5,556)
Other income	11,738	60,321	49,637	15,243	20,106
Income taxes	45,559	51,742	54,065	13,214	14,850
Minority interest	188	838	344	(608)	(2,085)

Income from continuing operations	99,047	118,595	243,263	137,515	70,137
Income from discontinued operations (2)	22,204	—	—	—	585
Cumulative effect of accounting change (3)	—	4,161	—	(6,471)	—

Net income	$121,251	$122,756	$243,263	$131,044	$70,722

Basic earnings per common share:
Continuing operations	$0.41	$0.49	$0.98	$0.56	$0.28
Discontinued operations (2)	0.09	—	—	—	—
Cumulative effect of accounting change (3)	—	0.02	—	(0.03)	—

Net earnings	$0.50	$0.51	$0.98	$0.53	$0.28

Diluted earnings per common share:
Continuing operations	$0.40	$0.48	$0.95	$0.54	$0.27
Discontinued operations (2)	0.09	—	—	—	—
Cumulative effect of accounting change (3)	—	0.02	—	(0.03)	—

Net earnings	$0.49	$0.50	$0.95	$0.51	$0.27

Weighted average number of common shares outstanding:
Basic	244,532	243,796	248,874	245,345	252,356
Diluted	248,625	246,722	255,798	255,073	256,876
Cash dividends per common share	$—	$—	$—	$—	$—

BALANCE SHEET DATA
Working capital	$509,167	$447,154	$597,578	$438,490	$124,373
Total assets	2,372,934	2,047,759	2,105,449	1,068,186	634,514
Total long-term debt, net of current portion	855,335	872,339	913,486	253,755	93,473
Shareholders’ equity	962,311	684,863	718,354	484,120	292,371

(1)	Includes the post-acquisition results of companies acquired, primarily API Industries, Inc. on January 24, 2003, and a branded respiratory business in Europe on October 1, 2003.
(2)	The discontinued operations in 2003 relates to a number of agreements, for certain patent and product rights and settlement of litigation related to a contingent sale price dispute from our 1997 sale of McGaw, Inc. to B. Braun Melsungen AG.
(3)	The cumulative effect of a change in accounting principle relates to adoption of Statement of Financial Accounting Standards No. 142 in 2002 and Securities and Exchange Commission Staff Accounting Bulletin No. 101 in 2000.

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(4)	Includes the post-acquisition results of companies acquired, primarily Laboratorio Chile S.A. on July 5, 2001, IVAX Scandinavia AB on March 13, 2001, and IVAX Pharmaceuticals Mexico, S.A. de C.V. on February 9, 2001, all of which were accounted for under the purchase method of accounting.
(5)	Includes the post-acquisition results of companies acquired, IVAX Laboratories, Inc. on September 7, 2000, and Laboratorios Elmor, S.A. on June 19, 2000, both of which were accounted for under the purchase method of accounting.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. We discuss such risks, uncertainties and other factors throughout this report and specifically under the caption “Risk Factors” in Item 1 of this Form 10-K. In addition, the following discussion and analysis should be read in conjunction with the 2003 Consolidated Financial Statements and the related Notes to Consolidated Financial Statements included elsewhere in this report.

Our Business

We are a multinational company engaged in the research, development, manufacture and marketing of pharmaceutical products. We manufacture and/or market several brand name pharmaceutical products and a wide variety of brand equivalent and over-the-counter pharmaceutical products, primarily in the United States, Europe and Latin America. We also have subsidiaries located throughout the world, some of which are among the leading pharmaceutical companies in their markets.

Results of Operations

Year ended December 31, 2003 compared to the year ended December 31, 2002

Overview

We generated strong revenue growth in 2003 principally due to increased demand and higher prices in all regions. Our revenue growth was also driven by new product launches and the acquisition of businesses. The year ended December 31, 2003, was a year of investment in our future. We invested $43.2 million, an increase of 26%, more in sales and marketing than in 2002 and $32.3 million, an increase of 42%, more in research and development than in 2002. Despite these investments, our operating income increased by 15% from $149.7 million in 2002 to $172.6 million in 2003. We expect to continue to make significant investments in capital expenditures to increase our manufacturing capacity, in sales and marketing and in research and development.

On October 28, 2003, we received final approval and confirmation of our first to file status from the FDA on Metformin HCl Extended Release and on November 26, 2003, we reached agreement with Alpharma Inc. to share profits on an equal basis on all sales during the 180-day exclusivity period regarding this product. On February 19, 2004, we received final approval and confirmation of our first to file status on glyburide/metformin HCl tablets. Our 180-day exclusivity period will start to run when we launch the product. On March 10, 2004, we received approval from the European Commission for the extension of indication of the existing marketing authorization for Paxene® to include treatment of metastatic breast cancer and metastatic ovarian cancer in the 15 member states of the European Union.

As part of our ongoing business strategy, we enter into collaborative alliances, which allow us to exploit our drug discovery and development capabilities or provide us with intellectual property and technologies. Many of these alliances involve licenses to other companies relating to technologies or compounds under development and, in some cases, finished products. These licenses permit us to reduce our development costs and often involve the receipt of an up-front payment and fees upon completion of certain development milestones and also, generally, provide for royalties based on sales of the products. We have received significant payments in the past from these arrangements. We expect that milestone, developmental, royalty and other payments under existing and new collaboration and license agreements with other parties will continue to be an important part of our business. For example, we expect to

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receive a milestone payment of up to $26.0 million under a collaboration agreement, which will be recognized as other revenue in the first or second quarter of 2004, based on satisfaction of certain conditions. Our future net revenues and profits will depend and will fluctuate from period to period, in part, based upon our ability to replace or renew license fees, royalties and development service fees as the related agreements expire or are terminated. We expect that our future net revenues and profits will also depend upon:

•	our ability to obtain and maintain FDA approval of our manufacturing facilities;

•	our ability to maintain a pipeline of products in development;

•	our ability to achieve the milestones specified in our license and development agreements;

•	our ability to manufacture, obtain and maintain a sufficient supply of products to meet market demand, retain our customers and meet contractual deadlines and terms;

•	our ability to develop and rapidly introduce new products and to introduce existing products into new territories;

•	the timing of regulatory approval of such products;

•	the availability and cost of raw materials required to manufacture such products;

•	our ability to manufacture such products efficiently;

•	the number and timing of regulatory approvals of competing products;

•	the outcome and timing of legal proceedings, particularly those related to Hatch-Waxman exclusivity and patent infringement cases;

•	our ability to forecast inventory levels and trends at our customers and their end-customers; and

•	our and our competitors’ pricing and chargeback policies.

Net Revenues and Gross Profit

The composition of the change in net revenues by region is as follows (in millions):

	2003	2002	Change	% Change
North America	$650.6	$508.6	$142.0	28%
Europe	532.4	454.4	78.0	17%
Latin America	251.9	229.1	22.8	10%
Corporate and other	(14.6)	5.1	(19.7)	N.M. *

Total net revenues	$1,420.3	$1,197.2	$223.1	19%

*	Not meaningful

The increase in North American net revenues was due to the impacts of price increases of $55.9 million (including the impact of the change in estimates discussed below) and volume increases of $94.3 million including the launch of new generic products, partially offset by a decrease in other revenues of $8.2 million, primarily product collaboration and development fees. North American subsidiaries recorded provisions for sales returns and allowances that reduced gross sales by $566.4 million in 2003 and $576.2 million in 2002.

The increase in European net revenues was primarily due to favorable effects of currency exchange rates of $55.1 million and the impact of volume increases of $56.2 million, partially offset by the impact of price decreases of $11.0 million and a decrease, net of currency effects, in other revenues of $22.3 million. The decrease in other revenues was primarily due to reduced product collaboration and development fees of $22.1 million and a decrease in various other revenues of $6.2 million, partially offset by a $6.0 million milestone payment received in the second quarter under a license and development agreement. European subsidiaries recorded provisions for sales returns and allowances that reduced gross sales by $41.1 million in 2003 and $51.2 million in 2002.

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The increase in Latin American net revenues was primarily due to the impacts of price increases of $18.3 million and volume increases of $26.2 million, partially offset by the unfavorable effects of currency devaluations of $21.4 million and a decrease, net of currency effects, in other revenues of $0.3 million. Latin American subsidiaries recorded provisions for sales returns and allowances that reduced gross sales by $36.3 million in 2003 and $33.8 million in 2002.

The composition of the change in our net revenues and gross profit is as follows (in millions):

	2003	2002	Change	% Change
Net revenues	$1,420.3	$1,197.2	$223.1	19%
Cost of sales	781.4	663.7	117.7	18%

Gross profit	$638.9	$533.5	$105.4	20%

% of net revenues	45.0%	44.6%

As a result of our recent return, customer inventory experience, analysis of allowance for doubtful accounts and tax reserves, our estimates of product returns and other sales allowances, inventory obsolescence, allowance for doubtful accounts and income tax exposures decreased and, accordingly, we recognized increased net revenues, reduced cost of sales, reduced bad debt expense and reduced income tax provision during 2003. During the year ended December 31, 2003, these changes increased net revenues by $13.7 million, reduced cost of sales by $0.8 million, reduced bad debt expense by $3.7 million, reduced the income tax provision by $2.7 million, increased net income by $14.0 million and increased diluted earnings per share by $0.06.

Operating Expenses

The composition of the change in operating expenses is as follows (in millions):

	2003	2002	Change	% Change
Selling	$212.2	$169.0	$43.2	26%
% of net revenues	14.9%	14.1%

General and administrative	122.4	118.4	4.0	3%
% of net revenues	8.6%	9.9%

Research and development	108.3	76.0	32.3	43%
% of net revenues	7.6%	6.4%

Amortization	19.8	16.2	3.6	22%
Restructuring	3.7	4.2	(0.5)	(13)%

Total operating expenses	$466.4	$383.8	$82.6	22%

The increase in selling expenses was primarily attributable to higher expenses associated with the expansion of our United States proprietary respiratory sales force and an increase in the European sales force from the acquisition of a branded respiratory business on October 1, 2003.

The increase in general and administrative expenses is primarily attributable to general and administrative expenses from the operations of API Industries, Inc. (“API,” formerly ChemSource Corporation), which we acquired on January 24, 2003, and of the branded respiratory business in Europe, which was acquired on October 1, 2003, and a $1.5 million severance payment to an executive officer who retired during the year, partially offset by $5.4 million of net legal settlements we received during 2003 and changes in our allowance for doubtful accounts.

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The increase in research and development expenses is primarily attributable to an increase in various research and development projects, bio-study costs and work force in North America and Europe. Our future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of products under development, the timing and impact of patent challenges and litigation, delays or changes in government required testing and approval procedures, technological and competitive developments, strategic marketing decisions, collaborative alliances and liquidity.

During 2003, we incurred $3.7 million of restructuring costs in Europe and Chile, consisting primarily of employee termination benefits. During 2002, we incurred $4.2 million of restructuring costs, which were substantially paid out during the second quarter, at two subsidiaries, consisting primarily of employee termination benefits.

Other Income (Expense)

The composition of the change in other income (expense) is as follows (in millions):

	2003	2002	Change	% Change
Interest income	$3.7	$8.1	$(4.4)	(54)%
Interest expense	(43.6)	(48.6)	5.0	(10)%
Other income, net	11.7	60.3	(48.6)	(81)%

Total other income (expense)	$(28.2)	$19.8	$(48.0)	(242)%

The decrease in interest income and interest expense compared to 2002 is primarily due to the early extinguishment of debt.

Other income, net decreased $48.6 million for the year ended December 31, 2003, compared to the prior year. During 2003, we realized gains of $2.3 million on the repurchase of subordinated notes compared to $17.3 million in 2002. We incurred $10.0 million of net foreign currency losses in 2003 compared to $1.1 million in 2002. During 2002, we realized a gain of $6.3 million on the sale of certain intangible assets in the Czech Republic. We earned $12.8 million in 2003 of royalty and other payments recorded as additional consideration for the 1997 sale of Elmiron® to ALZA Corporation compared to $35.2 million in 2002.

During the fourth quarter of 2002, we received $20.0 million in connection with certain amendments to the contract for the 1997 sale of Elmiron® with Ortho-McNeil Pharmaceutical, Inc. (“OMP”), a subsidiary of Johnson & Johnson, which acquired ALZA Corporation in 2002. We originally entered into an agreement to sell to ALZA Corporation certain rights in Elmiron® in 1997. This agreement provided, in part, for the payment of milestones and royalties on sales of Elmiron®. Upon acquisition of ALZA by OMP, representatives of OMP made it clear to us that they believed that the existing royalty structure, which provided for escalating royalties at certain sales levels, created a disincentive towards the continued growth of and their investment in the product. In order to address these issues, in exchange for minimum guaranteed royalties through 2006, we agreed to forego our rights to receive increased royalty payments upon sales of Elmiron® by OMP beyond certain sales levels and reduced the royalty rates we would receive at other sales levels. We also provided for the orderly transition of the manufacture of Elmiron® to OMP. As the $20.0 million payment was nonrefundable and since we have no other obligations under the agreement other than those related to the manufacture of Elmiron® on fair market terms, we determined that the $20.0 million up-front payment is the culmination of a separate earnings process and recorded the payment as additional proceeds from the 1997 sale of Elmiron® to OMP. We will continue to receive payments from OMP over the next several years based upon sales of Elmiron® by OMP.

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Income

The composition of the change in our income is as follows (in millions, except per share data):

	2003	2002	Change	% Change
Income from continuing operations	$99.1	$118.6	$(19.5)	(17)%
Income from discontinued operations	22.2	—	22.2
Cumulative effect of accounting change	—	4.2	(4.2)

Net income	$121.3	$122.8	$(1.5)	(1)%

	Basic		Diluted
	2003	2002	2003	2002
Earnings per common share:
Continuing operations	$0.41	$0.49	$0.40	$0.48
Discontinued operations	0.09	—	0.09	—
Cumulative effect of accounting change	—	0.02	—	0.02

Net earnings	$0.50	$0.51	$0.49	$0.50

During the second quarter of 2003, we recorded income from discontinued operations in the amount of $22.2 million, net of tax of $12.8 million, or $0.09 per diluted share, resulting from a number of agreements, for certain patent and product rights and the settlement of litigation related to a contingent sale price dispute from our 1997 sale of McGaw, Inc. to B. Braun Melsungen AG. Under these agreements, we received $13.9 million of cash, net of related expenses incurred in 2003, and recorded a current tax payable of $5.1 million. In addition, the agreements provide for additional payments totaling $25.5 million due in five approximately equal annual installments, which were recorded as a receivable discounted at 4%. We also accrued $1.6 million of additional fees related to the settlement and a deferred tax liability of $7.7 million. As of January 1, 2002, we recorded a cumulative change in accounting principle credit in the amount of $4.2 million, or $0.02 per diluted share, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations.

Year ended December 31, 2002 compared to the year ended December 31, 2001

Net income for the year ended December 31, 2002, was $122.8 million, or $0.50 per diluted share, compared to $243.3 million, or $0.95 per diluted share, in 2001. Income from continuing operations was $118.6 million, or $0.48 per diluted share, for the year ended December 31, 2002, compared to $243.3 million, or $0.95 per diluted share, in 2001. As of January 1, 2002, we recorded a cumulative change in accounting principle credit in the amount of $4.2 million, or $0.02 per diluted share, in accordance with SFAS No. 141, Business Combinations.

Net Revenues and Gross Profit

Net revenues for the year ended December 31, 2002, totaled $1.2 billion consistent with the $1.2 billion reported in 2001. The net revenues decrease in North American subsidiaries was offset by increases from European subsidiaries, Latin American subsidiaries and other operations. As a result of exchange rate differences, net revenues decreased by $45.2 million in 2002 as compared to 2001.

North American subsidiaries generated net revenues of $508.6 million in 2002 compared to $595.0 million in 2001. The $86.4 million, or 15%, decrease in net revenues was primarily attributable to decreased volume and lower prices of our paclitaxel product and higher sales returns and allowances, partially offset by increased volume and prices of certain other brand equivalent pharmaceutical products, increased sales of proprietary respiratory products and the receipt of increased product development fees. North American subsidiaries recorded provisions for sales returns and allowances that reduced gross sales by $576.2 million in 2002 and $370.0 million in 2001. The increase of $206.2 million, or 56%, was primarily due to price changes on certain brand equivalent pharmaceutical products and changes in sales volume and product mix.

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European subsidiaries generated net revenues of $454.4 million in 2002 compared to $419.1 million in 2001. The $35.3 million, or 8%, increase in net revenues was primarily due to higher sales volumes and favorable effects of currency exchange rates and $5.8 million of other revenues from a previously deferred up-front payment received under a license agreement that was terminated during the third quarter of 2002, partially offset by reduced product development fees and lower prices for certain brand equivalent products. European subsidiaries recorded provisions for sales returns and allowances that reduced gross sales by $51.2 million in 2002 and $34.7 million in 2001. The increase of $16.5 million, or 47%, was primarily due to reduced prices on certain brand equivalent pharmaceutical products and increased financial discounts.

Latin American subsidiaries generated net revenues of $229.1 million in 2002 compared to $224.1 million in 2001. The $5.0 million, or 2%, increase was primarily due to revenue generated by Laboratorio Chile S.A. (“Lab Chile”), which we acquired on July 5, 2001, partially offset by unfavorable effects of currency exchange rates. Latin American subsidiaries recorded provisions for sales returns and allowances that reduced gross sales by $33.8 million in 2002 and $25.7 million in 2001. The increase of $8.1 million, or 32%, was primarily due to the inclusion of the operations of Lab Chile for the full year in 2002 as compared to only a partial period in 2001.

Gross profit for the year ended December 31, 2002, decreased $98.3 million, or 16%, to $533.5 million (44.6% of net revenues) from $631.8 million (52.0% of net revenues) in 2001. The decrease in gross profit percentage was primarily attributable to reduced volume and pricing of our paclitaxel product. We continued to experience increased competition for paclitaxel as well as our brand equivalent albuterol products and the resulting pricing and volume pressures had negatively impacted our revenues and gross profits. Our results for 2002 were also adversely impacted by significant currency devaluations in Argentina and Venezuela, reductions in government purchases of our products in Mexico and continued pricing pressures in the United States and the United Kingdom. Revenues from the sale of our paclitaxel product did not contribute significantly to our revenues and gross profits during 2002 and, because of the continuing price erosion and competition, are not likely to contribute significantly in the near future to our North American results.

Operating Expenses

Selling expenses increased $25.3 million, or 18%, to $169.0 million (14% of net revenues) in 2002 compared to $143.6 million (12% of net revenues) in 2001. The increase was due to higher expenses associated with the operations of Lab Chile, which we acquired on July 5, 2001, and IVAX Pharmaceuticals Mexico, S.A. de C.V. (“IVAX Mexico”), which we acquired on February 9, 2001, and increased sales and promotional expenses at IVAX Laboratories, Inc. (“Laboratories”), our United States proprietary respiratory subsidiary, and our European subsidiaries, partially offset by reduced sales and promotional expenses at Elvetium Argentina, which merged into IVAX Argentina, S.A. during 2002, and favorable effects of foreign currency rates.

General and administrative expenses increased $7.9 million, or 7%, to $118.4 million (10% of net revenues) in 2002 compared to $110.5 million (9% of net revenues) in 2001. The increase was primarily attributable to additional general and administrative expenses from the operations of Lab Chile and IVAX Mexico and increased expenses at Laboratories and our European subsidiaries, partially offset by reduced expenses at Elvetium Argentina, favorable effects of foreign currency rates and lower professional fees at our corporate level. In June 2002, we received $2.2 million in partial settlement of a vitamin price-fixing class action lawsuit. In addition, we paid $2.1 million to settle the Louisiana Wholesale Drug Co. v. Abbott Laboratories and Valley Drug Co. v. Abbott Laboratories et al. cases.

Research and development expenses decreased $12.0 million, or 14%, to a total of $76.0 million (6% of net revenues) in 2002 compared to $88.0 million (7% of net revenues) in 2001. The decrease was

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primarily due to lower legal fees paid during 2002 related to patent challenges. Our future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of products under development, delays or changes in government required testing and approval procedures, technological and competitive developments, strategic marketing decisions, collaborative alliances and liquidity.

During 2002, we incurred $4.2 million of restructuring costs, which were substantially paid out during the second quarter, at two subsidiaries, consisting primarily of employee termination benefits.

Other Income (Expense)

During 2002, interest income decreased $13.2 million and interest expense increased $6.8 million compared to 2001 primarily due to the cash purchases of Lab Chile on July 5, 2001, and Nasarel® and Nasalide® on October 16, 2001, and the issuance of $725.0 million of 4.5% Convertible Senior Subordinated Notes in 2001.

Other income, net increased $10.7 million for the year ended December 31, 2002, compared to the prior year. During 2002, we realized gains of $17.3 million on the repurchase of subordinated notes compared to $11.3 million in 2001. We incurred $1.1 million of net foreign currency losses in 2002 compared to net foreign currency gains of $2.7 million in 2001. During 2002, we realized a gain of $6.3 million on the sale of certain intangible assets in the Czech Republic. During 2001, we recorded a gain of $10.3 million on the partial sale of IVAX Diagnostics, Inc. (“IVAX Diagnostics”) in connection with IVAX Diagnostics’ March 2001 merger with b2bstores.com. During 2001, we recorded a gain of $21.7 million on derivative contracts due to the devaluation of the Argentine peso, partially offset by a $19.0 million loss on bank debt and other liabilities denominated in currencies foreign to the Argentine operations. During 2002, we earned $35.2 million of royalty and other payments compared to $13.8 million in 2001, which are recorded as additional consideration under the contract for the 1997 sale of Elmiron® with OMP.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal operation of a long-lived asset, except for certain obligations of lessees. It requires that the fair value of an asset retirement obligation be recognized as a liability in the period in which it is incurred if a reasonable estimate can be made and that the associated retirement costs be capitalized as part of the carrying amount of the long-lived asset. It is effective for fiscal years beginning after June 15, 2002. The impact of adoption of this statement was not significant.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and certain provisions of APB No. 30, Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. It also amends Accounting Research Bulletin No. 51, Consolidated Financial Statements. It establishes a single accounting model for the accounting for a segment of a business accounted for as a discontinued operation that was not addressed by SFAS No. 121 and resolves other implementation issues related to SFAS No. 121. It is effective for fiscal periods beginning after December 15, 2001. The impact of adoption of this statement was not significant.

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Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. Intangible assets that have indefinite lives and goodwill are no longer amortized. This increased net income by approximately $1.8 million per quarter, or $7.0 million per year. The life of one product intangible asset with a net book value of $6.5 million as of January 1, 2002, was extended based on a review of the expected remaining estimated useful life. During 2002, intangible assets with indefinite lives were tested for impairment resulting in the write-down of one intangible asset by $0.2 million. The initial test for impairment of goodwill as of January 1, 2002, was completed during the second quarter of 2002 and no impairments were indicated. During 2003, impairment testing of goodwill and intangible assets with indefinite lives was performed and no impairments were indicated.

During the second quarter of 2002, we elected to early adopt SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The impact of adoption was the reclassification into income from continuing operations of an extraordinary gain from the early retirement of subordinated notes of $7.1 million, net of taxes of $4.2 million, during the third quarter of 2001, an extraordinary gain of $3.4 million, net of taxes of $2.0 million, during the first quarter of 2002 and an extraordinary gain of $2.7 million, net of taxes of $1.5 million, during the second quarter of 2002.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities. This statement nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). It requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred (rather than when the exit or disposal decision is made). It also establishes fair value as the objective for the initial measurement of the liability. It is effective for fiscal years beginning after December 31, 2002. The impact of adoption of this statement was not significant.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangement with Multiple Deliverables, which is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. It addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities and how arrangement considerations should be measured and allocated to the separate units of accounting in the arrangement. Reclassification of prior period amounts was required. The impact of adoption was not significant.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51, which addresses consolidation by business enterprises of variable interest entities (“VIE’s”). During December 2003, the FASB revised FASB Interpretation No. 46, deferring the effective date of application for public companies to the first reporting period ending after March 15, 2004, except for disclosure requirements and VIE’s that are special purpose entities. As part of the acquisition of Lab Chile, we acquired a note receivable secured by an option to acquire all of the outstanding shares of common stock of a company that owns 50.1% of a Latin American pharmacy chain, which had net revenues of $42.2 million during the year ended December 31, 2003. As a result of the adoption of the interpretation, we may be required to consolidate the pharmacy chain as of March 31, 2004. We expect that our maximum exposure to loss is the recorded value of the note receivable, which was $1.7 million at December 31, 2003.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies accounting for derivative instruments under SFAS No. 133. It is effective for contracts entered into after June 30, 2003. The impact of adoption of this statement was not significant.

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In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The impact of adoption of this statement was not significant.

In December 2003, the FASB issued SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88 and 106 (revised 2003), that revised employers’ disclosures about pension plans and other postretirement benefits plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, 88 and 106. This statement retains the disclosure requirements in the original SFAS No. 132 and requires additional information on changes in the benefits obligations and fair values of plan assets. It requires additional disclosures including information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. It is effective for financial statements with fiscal years ending after December 15, 2003. The interim period disclosure requirements are effective for interim periods beginning after December 15, 2003. Disclosure information about foreign plans required by paragraphs 5(d), 5(e), 5(g), and 5(k) of this statement is effective for fiscal years ending after June 15, 2004. The impact of adoption of this statement was not significant.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, which revises the existing revenue recognition SAB in Topic 13, Revenue Recognition, in order for the interpretive guidance to be consistent with current accounting guidance, primarily EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The impact of adoption was not significant.

Liquidity and Capital Resources

At December 31, 2003, working capital was $509.2 million compared to $447.1 million at December 31, 2002, and $597.6 million at December 31, 2001. Cash and cash equivalents were $146.9 million at December 31, 2003, compared to $155.4 million at December 31, 2002, and $178.3 million at December 31, 2001. Short-term marketable securities were $10.5 million at December 31, 2003, compared to $28.9 million at December 31, 2002, and $154.8 million at December 31, 2001.

Net cash of $82.6 million was provided by operating activities during 2003 compared to $151.1 million in 2002 and $199.0 million in 2001. The decrease in cash provided by operating activities during 2003 was primarily due to an increase in inventory from managements’ desire to maintain higher levels of inventory and accounts receivable from increased sales and a decrease in income from continuing operations and payments of accounts payable. The decrease in cash provided by operating activities during 2002 was primarily the result of reduced operating earnings and increases in inventories, partially offset by increased collections of accounts receivable.

Net cash of $75.7 million was used for investing activities during 2003 compared to $28.3 million provided by investing activities in 2002 and $705.3 million used for investing activities in 2001. During the fourth quarter of 2002, we received $20.0 million in connection with certain amendments to the contract for the 1997 sale of Elmiron® with OMP. We will continue to receive payments from OMP over the next several years based upon sales of Elmiron® by OMP, with specified minimum royalty payments due for the period 2003 through 2006. During 2003, our capital expenditures were $95.4 million compared to $98.7 million in 2002 and $73.5 million in 2001. The increase in 2002 as compared to 2001 was due to improvement and expansion of certain facilities. During 2003, we received $2.0 million in

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proceeds from the sale of assets as compared to $1.6 million in 2002 and $41.7 million in 2001. During 2003, we spent $7.8 million to acquire intangible assets as compared to $38.3 million in 2002 and $133.9 million in 2001. During 2003, $23.5 million was used to acquire businesses and increase our ownership interest in affiliates as compared to no activity in 2002 and $480.2 million spent in 2001. During 2003, we received $27.2 million in net proceeds from the sale of marketable securities as compared to $128.6 million received in 2002 and $73.2 million used for the purchase of marketable securities in 2001. During December 2002, we purchased for $2.2 million the remaining outstanding minority interest shares of IVAX Pharmaceuticals s.r.o., our subsidiary in the Czech Republic.

During the second quarter of 2003, we recorded income from discontinued operations in the amount of $22.2 million, net of tax of $12.8 million, resulting from a number of agreements, for certain patent and product rights and the settlement of litigation related to a contingent sale price dispute from our 1997 sale of McGaw, Inc. to B. Braun Melsungen AG. Under these agreements, we received $13.9 million of cash, net of related expenses incurred in 2003, and recorded a current tax payable of $5.1 million. In addition, the agreements provide for additional payments totaling $25.5 million due in five approximately equal annual installments, which were recorded as a receivable discounted at 4%. We also accrued $1.6 million of additional fees related to the settlement and a deferred tax liability of $7.7 million.

On January 24, 2003, we acquired API in Puerto Rico from Chemo Iberica S.A. and Quimica Sintetica S.A. for 1.3 million shares of our common stock, valued at $12.4 million, and $0.1 million in cash. API develops, manufactures and sells active pharmaceutical ingredients for various pharmaceutical products, including many products that we sell or have under development. We acquired API to further our objective of complementing existing businesses and to provide new products and marketing opportunities.

On May 27, 2003, we entered into an agreement to acquire Advanced Tobacco Products, Inc. (“ATP”), for 0.3 million shares of our common stock, valued at $4.1 million. During the third quarter of 2003, the transaction to acquire ATP was approved by the shareholders of ATP and the transaction was completed. ATP is an inhalation technology company that developed a patent for nicotine impermeable copolymer technology marketed for smoking cessation, that it sold to Pharmacia in 1987. ATP receives payments from Pharmacia on the sales of those products. ATP also has an exclusive license to certain dry powder inhaler technology from Duke University. We acquired ATP because of the complementary nature of ATP’s technology to our product line and because of the anticipated payments from sales of Pharmacia’s products incorporating the patented nicotine technology sold by ATP to Pharmacia.

On October 1, 2003, we completed an agreement with 3M Pharmaceutical Division, 3M Innovative Properties Company and Riker Laboratories, Inc., to acquire exclusive rights to branded respiratory products, together with related marketing and sales people in nine European countries: United Kingdom, Ireland, France, Germany, Netherlands, Finland, Norway, Denmark and Sweden. The agreement covers the products QVAR® (CFC-free beclomethasone dipropionate), Airomir® (CFC-free salbutamol, known in the United States as albuterol) in Autohaler® and MDI devices, and over 200 professionals to market and sell these products. The total consideration due from us under the agreement, including minimum annual royalty payments, is $77.0 million, of which we paid $26.0 million on closing, $24.0 million is due on the first and second anniversaries of the closing date and $3.0 million is due on the third anniversary. We are also required to make additional royalty payments on achieving certain annual sales levels up to a maximum of $1.3 million per year, or $6.6 million in total.

Net cash of $29.5 million was used by financing activities during 2003 compared to $179.3 million used in 2002 and $492.9 million provided by financing activities in 2001. During 2003, we made $28.6 million of new borrowings, repaid $41.9 million of long-term debt, repurchased $28.3 million of our convertible debentures for $25.4 million, and reduced our repurchases of common stock by $50.4 million compared to 2002.

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On April 22, 2002, we acquired an exclusive United States license to the patent rights to market QVAR® (beclomethasone dipropionate HFA), an aerosol inhaler prescribed to treat asthma. In addition, we have an option to obtain ownership of the United States QVAR® trademark, as well as related patents and the New Drug Application on April 21, 2007. The total consideration due from us under the contract, including options and extensions, is $105.0 million, of which $21.0 million was paid on the effective date and $20.0 million was paid on the first anniversary. We are entitled to reduce the purchase price by $4.0 million for required pediatric trials. The remaining payments due from us are: $30.0 million on the second anniversary, $25.0 million on the third anniversary and $5.0 million on the fifth anniversary upon exercise of the option, subject to reimbursement of all or a portion of the $4.0 million in the event we do not continue the pediatric trials.

On August 22, 2003, we executed a mortgage note and borrowed $15.0 million from a financial institution. The note matures on August 21, 2008, and bears interest at an annual rate of 4.3% through August 21, 2005. Thereafter, through the maturity date, the interest rate is adjusted annually based on a variable rate of twenty-five basis points over the prime rate. The note requires monthly principal payments of $0.04 million plus interest, with a balloon payment of $12.9 million due August 21, 2008. The mortgage covers the land and building at our corporate headquarters in Miami.

Between August 2000 and March 2002, our Board of Directors increased its authorization of share repurchases under the share repurchase program by 28.1 million shares. We repurchased (including shares repurchased via the physical settlement method disclosed below) 0.9 million shares of our common stock in 2003 at a total cost, including commissions, of $9.0 million, 4.9 million shares in 2002 for $59.4 million and 8.5 million shares in 2001 for $155.1 million. At December 31, 2003, we had the authority to purchase a remaining 16.5 million shares of our common stock or a like-valued amount of our convertible debentures under the March 2002 authorization. During 2001, in connection with our share repurchase program, we received $4.7 million in premiums on the issuance of eight freestanding put options for 2.3 million shares of our common stock, which was credited to “Capital in excess of par value,” of which one put option for 0.3 million shares expired unexercised prior to December 31, 2001. We also received $0.2 million upon renewal/rollforward of three put options for 1.1 million shares into two put options for 1.1 million shares. Five put options for 2.0 million shares were exercised by the holders at strike prices ranging from $22.14 to $25.20 during 2001. We elected the physical settlement method upon exercise of one put option for 0.4 million shares and paid $7.8 million in exchange for the underlying shares. We elected the net share settlement method upon exercise of the remaining four put options for 1.7 million shares and issued 0.4 million shares of our common stock in settlement of the obligation. In the event the put options were exercised, we had the right to elect to settle by one of three methods: physical settlement by payment in exchange for our shares, net cash settlement or net share settlement. During 2002, five put options were exercised for 1.5 million shares by the holders at strike prices ranging from $15.20 to $25.82. We elected the physical settlement method upon the exercise of two put options for 0.6 million shares and paid $12.7 million in exchange for the underlying shares. We elected the net share settlement method for the exercises of the remaining three put options for 0.9 million shares and issued 1.2 million shares of our common stock in settlement of the obligation.

On March 3, 2004, we issued $400.0 million of our 1.5% Convertible Senior Notes due 2024. Under certain circumstances, the 1.5% Notes are convertible, unless previously redeemed, into 41.85925 shares of our common stock per $1,000 of principal amount of the 1.5% Notes. This ratio results in a conversion price of approximately $23.89 per share. We may redeem the 1.5% Notes on or after March 1, 2011. Beginning with the six-month period commencing on March 1, 2011, we will pay contingent interest on the 1.5% Notes during a six-month interest period if the average trading price of the 1.5% Notes is above a specified level. In addition, holders of the 1.5% Notes may require us to repurchase the notes on each of March 1, 2011, 2014, and 2019 and upon certain events.

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Net proceeds from the offering of the 1.5% Notes of approximately $390.5 million are expected to be used to redeem our outstanding 5.5% Convertible Senior Subordinated Notes and for general corporate purposes, including potential acquisitions of, and investments in, products, technologies and companies, capital expenditures and working capital. At December 31, 2003, we had approximately $249.0 million of our 5.5% Notes outstanding. The 5.5% Notes are, unless previously redeemed, convertible into 42.05938 shares of our common stock per $1,000 principal amount. In the event the 5.5% Notes are redeemed between May 16, 2004 and May 16, 2005, we expect that approximately $254.9 million in cash will be used to redeem the notes, and that a one-time financial charge of approximately $8.5 million will be incurred in connection with the redemption.

We plan to spend between $120 million and $140 million in 2004 to continue the research and development of pharmaceutical products. Research and development expenses may fluctuate from quarter to quarter and from year to year based on the timing of clinical studies, regulatory filings and litigation. Accordingly, we cannot assure that our level of research and development spending will be at these levels. In addition, we plan to spend between $100 million and $120 million in 2004 to improve and expand our pharmaceutical and other related facilities.

Contractual Obligations

Additional long-term cash obligations are presented, by period due, in tabular format below (in thousands):

Obligation	Total	Due in Less Than 1 Year	Due in 1-3 Years	Due in 4-5 Years	Due After 5 Years

Long-term debt	$913,942	$58,608	$54,739	$799,195	$1,400
Loans payable	17,804	17,804	—	—	—
Capital lease obligations	3,478	1,908	1,570	—	—
Operating leases	19,856	6,183	5,847	3,041	4,785
Unconditional purchase obligations	442	442	—	—	—
Other long-term obligations	27,660	2,372	15,744	3,739	5,805

Total cash obligations	$983,182	$87,317	$77,900	$805,975	$11,990

Our principal sources of short-term liquidity are existing cash and internally generated funds, which we believe will be sufficient to meet our operating needs and anticipated capital expenditures over the short term. For the long term, we intend to principally utilize internally generated funds, which are anticipated to be derived primarily from the sale of existing pharmaceutical products, pharmaceutical products currently under development and pharmaceutical products we license or acquire. There can be no assurance that we will successfully complete products under development, that we will be able to obtain regulatory approval for any such products, or that any approved product will be produced in commercial quantities, at reasonable costs, and be successfully marketed or that we will acquire any such products. We may consider issuing debt or equity securities in the future to fund potential acquisitions and growth.

We filed a shelf registration statement on Form S-4, which was declared effective in March 2001, registering up to a total of 23.5 million shares of common stock that can be issued in connection with the acquisition of businesses, assets or securities. During 2003, we issued an aggregate of 1.3 million shares under the shelf registration statement in connection with the acquisition of API. In conjunction with the availability under our previous shelf registration statement on Form S-4, as of the date of this report, we have the ability to issue up to 49.1 million shares of our common stock under our shelf registration statements in connection with the acquisition of businesses, assets or securities.

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We filed a universal shelf registration statement on Form S-3, which was declared effective in March 2001, registering the sale of up to $400.0 million of any combination of debt securities or common stock. During 2001, we issued an aggregate of 0.4 million shares under the universal shelf registration statement in connection with the net settlement of the put options discussed above. Under this registration statement, as of the date of this report, we have the ability to issue any combination of debt securities or common stock in an aggregate amount of $382.5 million.

Income Taxes

We recognized a $45.6 million tax provision for 2003 compared to $51.7 million in 2002 and $54.1 million in 2001. Our effective tax rate was 32% for 2003, 31% for 2002 and 18% for 2001. In 2003 and 2002, the effective tax rate was less than the statutory rate primarily due to low tax rates applicable to our Puerto Rico and Waterford, Ireland manufacturing operations and our Swiss and Chilean operations. In 2001, the effective tax rate was lower than the United States statutory income tax rate, principally due to net operating loss and tax credit carryforwards and tax incentives in certain jurisdictions where our manufacturing facilities are located. The domestic current provision was favorably impacted by $29.6 million during 2001 from utilization of previously reserved net operating loss and tax credit carryforwards. The 2001 domestic current provision was also favorably impacted by the non-taxable gain on the partial sale of IVAX Diagnostics. Payment of the current tax provision will be reduced by $1.9 million for our domestic operations and $2.3 million for our foreign operations for the year ended December 31, 2003, were reduced by $1.4 million for our domestic operations and $0.4 million for our foreign operations for the year ended December 31, 2002, and were reduced by $8.0 million for our domestic operations and $2.6 million for our foreign operations for the year ended December 31, 2001, representing the incremental impact of compensation expense deductions associated with non-qualified stock option exercises during those years. In addition, during 2001 we recorded $7.4 million of tax effect of prior years’ stock option exercises. These amounts were credited to “Capital in excess of par value” in the accompanying consolidated balance sheet. We recognized $20.0 million in 2001 of United States taxable income on the intercompany assignment of a contract. For financial reporting purposes this transaction was eliminated in consolidation.

Valuation allowances previously recorded against the foreign and domestic net deferred tax assets of $2.6 million in 2003, $3.6 million in 2002 and $11.2 million in 2001 were reversed due to management’s expectation of increased domestic taxable income in the coming year. The domestic net deferred tax asset was $79.2 million at December 31, 2003, and $108.7 million at December 31, 2002, and the aggregate net deferred tax asset in foreign countries was $14.9 million at December 31, 2003, and $7.5 million at December 31, 2002. As of December 2003 and 2002, the domestic deferred tax asset was not reserved. As of December 31, 2003, the aggregate foreign net deferred tax asset was approximately 66% reserved. Realization of the net deferred tax assets is dependent upon generating sufficient future domestic and foreign taxable income. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized. Our estimates of future taxable income are subject to revision due to, among other things, regulatory and competitive factors affecting the pharmaceutical industries in the markets in which we operate.

Our future effective tax rate will depend on the mix between foreign and domestic taxable income or losses and the statutory tax rates of the related tax jurisdictions. The mix between our foreign and domestic taxable income may be significantly affected by the jurisdiction in which new products are developed and manufactured.

Income from IVAX Pharmaceuticals’ Puerto Rico manufacturing operations is subject to certain tax exemptions under the terms of a grant from the Puerto Rican government, which will expire on January 1, 2021. The grant reduced tax expense by approximately $6.2 million in 2003, $3.5 million in 2002 and $4.5 million in 2001. Under the terms of the grant, IVAX Pharmaceuticals is required to

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maintain certain employment levels. We have historically received a United States tax credit under Section 936 of the Internal Revenue Code for certain income generated by our Puerto Rico and Virgin Islands operations. These credits were approximately $6.1 million in 2003, $3.9 million for 2002 and $6.3 million for 2001 and offset the United States tax liability of such operations. In 2002, the Section 936 tax credit began to be phased out over four years.

Risk of Product Liability Claims

Testing, manufacturing and marketing pharmaceutical products subject us to the risk of product liability claims. We are a defendant in a number of product liability cases, none of which we believe will have a material adverse effect on our business, results of operations or financial condition. We believe that we maintain an adequate amount of product liability insurance, but there can be no assurance that our insurance will cover all existing and future claims or that we will be able to maintain existing coverage or obtain additional coverage at reasonable rates. There can be no assurance that claims arising under any pending or future product liability cases, whether or not covered by insurance, will not have a material adverse effect on our business, results of operations or financial condition (See Note 14, Commitments and Contingencies, in the Notes to Consolidated Financial Statements).

Critical Accounting Policies

The consolidated financial statements include the accounts of IVAX Corporation and all majority-owned subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ materially from these estimates. We periodically evaluate estimates and assumptions used in the preparation of the financial statements and make changes on a prospective basis when adjustments are necessary. Significant estimates include amounts for accounts receivable exposures, deferred tax asset allowances, inventory reserves, environmental reserves, litigation and sales returns and allowances, including, but not limited to, chargebacks, rebates, returns and shelf-stock adjustments, and the useful lives of intangible assets. As a result of our recent return, customer inventory experience, analysis of allowance for doubtful accounts and tax reserves, our estimates of product returns and other sales allowances, inventory obsolescence, allowance for doubtful accounts and income tax exposures decreased and, accordingly, we recognized increased net revenues, reduced cost of sales, reduced bad debt expense and reduced income tax provision during 2003. During the year ended December 31, 2003, these changes increased net revenues by $13.7 million, reduced cost of sales by $0.8 million, reduced bad debt expense by $3.7 million, reduced the income tax provision by $2.7 million, increased net income by $14.0 million and increased diluted earnings per share by $0.06.

Revenue Recognition, Sales Returns and Allowances – Revenues and the related cost of sales are recognized at the time title to our products and the risks and rewards of ownership passes to our customers. Our pharmaceutical revenues are affected by the level of provisions for estimated returns, inventory credits, discounts, promotional allowances, rebates, chargebacks, reimbursements relating to Medicaid and Medicare and other allowances. The custom in the United States pharmaceutical industry is generally to grant customers the right to return purchased goods. In the generic pharmaceutical industry, this custom has resulted in a practice of suppliers issuing inventory credits (also known as shelf-stock adjustments) to customers based on the customers’ existing inventory following decreases in the market price of the related generic pharmaceutical product. We have contractual agreements with many of our

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customers, which require that we grant these customers inventory credit following a price decrease. In other cases, the determination to grant a credit to a customer following a price decrease is at our discretion. These credits allow customers with established inventories to compete with those buying product at the current market price, and allow us to maintain shelf space, market share and customer loyalty.

Provisions for estimated returns, inventory credits and chargebacks, as well as other sales allowances, are established by us concurrently with the recognition of revenue. The provisions are established in accordance with accounting principles generally accepted in the United States based upon consideration of a variety of factors, including actual return and inventory credit experience for products during the past several years, the number and timing of regulatory approvals for the product by our competitors (both historical and projected), the market for the product, expected sell-through levels by our wholesale customers to customers with contractual pricing arrangements with us, estimated customer inventory levels and projected economic conditions. Actual product returns and inventory credits incurred are, however, dependent upon future events, including remaining shelf-life and price competition and the level of customer inventories at the time of any price decreases. We continually monitor the factors that influence the pricing of our products and customer inventory levels and make adjustments to these provisions when we believe that actual product returns, inventory credits and other allowances may differ from established reserves.

Royalty and license fee income are recognized when obligations associated with earning the royalty or licensing fee have been satisfied and are included in “Net revenues” in the accompanying consolidated statements of operations. In accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, our accounting policy is to review each contract to determine if there are multiple revenue-generating activities that constitute more than one unit of accounting. Revenue is recognized for each unit of accounting based on revenue recognition criteria relevant to that unit. Up-front payments are deferred, if appropriate, and recognized into revenues over the obligation period.

Gain on Sale of Product Rights – During 1997, we entered into an agreement to sell to OMP certain rights in Elmiron®. The agreement required an up-front payment, as well as milestones and royalties on sales of Elmiron®. A portion of the up-front and milestone payments that we have received and included in other income in prior years, $34.0 million as of January 1, 2004, is refundable through December 31, 2004, and then ratably decreases through 2009, if our patent rights are found to be invalid and a brand equivalent of Elmiron® is introduced by another company.

We believe that the probability of occurrence of our patent rights being found invalid and a brand equivalent of Elmiron® being introduced by another company is remote, because substantially all agreements for the sale and licensing of a product contain representations and warranties by the seller that the underlying patent is valid. Elmiron® possesses strong patent protection and exclusive use legal protections and Elmiron®’s current and expected future market size makes it uneconomical for another company to incur the substantial cost to develop a generic equivalent, perform the long FDA clinical trials and litigate with OMP and us to obtain generic status. If the patent were to be challenged, then we, as the owner of the patent rights, would be entitled to a 30-month statutory delay, during which we would maintain exclusive right to sell Elmiron®. The active ingredient for Elmiron® is manufactured by only one source in the world and is subject to a “know-how” license held by us and because of the unique aspects of Elmiron®, we believe that there is no reliable means for a competitor to demonstrate the bio-equivalence that would be required for approval of a potential generic. The potential refund represents a warranty provision, which is not inconsistent with representations and warranties (typically without quantification of damages) that are present in most sales and licensing agreements. When conducting our analysis of the amount to record of the warranty obligation, we first assessed the chance of an adverse outcome under the warranty arrangement. Since we determined the chance of an adverse outcome to be remote, no provision for the warranty was recorded.

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During the fourth quarter of 2002, we received $20.0 million in connection with certain amendments to the contract. Upon acquisition of ALZA by OMP, representatives of OMP made it clear to us that they believed that the existing royalty structure, which provided for escalating royalties at certain sales levels, created a disincentive towards the continued growth of and their investment in the product. In order to address these issues, in exchange for minimum guaranteed royalties through 2006, we agreed to forego our rights to receive increased royalty payments upon sales of Elmiron® by OMP beyond certain sales levels and reduced the royalty rates we would receive at other sales levels. We also provided for the orderly transition of the manufacture of Elmiron® to OMP. As the $20.0 million payment was nonrefundable and since we have no other obligations under the agreement other than those related to the manufacture of Elmiron® on fair market terms, we determined that the $20.0 million up-front payment is the culmination of a separate earnings process and recorded the payment as additional proceeds from the 1997 sale of Elmiron® to OMP. We will continue to receive payments from OMP over the next several years based upon sales of Elmiron® by OMP.

Royalty and milestone payments from the 1997 sale of rights in Elmiron® and certain other urology products in the United States and Canada to OMP totaled $12.8 million in 2003, $35.2 million in 2002 and $13.8 million in 2001 and are included in other income as additional gain on the sale of product rights. Royalties and milestone payments receivable from OMP included in “Other current assets” in the accompanying consolidated balance sheets totaled $8.3 million at December 31, 2003, $12.3 million at December 31, 2002, and $11.1 million at December 31, 2001.

Inventory - Inventories are stated at the lower of cost (first-in, first-out) or market. Components of inventory cost include materials, labor and manufacturing overhead. In evaluating whether inventory is stated at the lower of cost or market, we consider such factors as the amount of inventory on hand, estimated time required to sell such inventory, remaining shelf life of the inventory and current market price of the inventory. We have made, are in the process of making and/or will scale-up and make commercial quantities of certain of our product candidates prior to the date we anticipate that such products will receive final FDA or foreign governmental marketing approval and/or satisfactory resolution of patent infringement litigation involving them (i.e., pre-launch inventory). The scale-up and commercial production of pre-launch inventories involves the risk that such products may not be approved for marketing by the governmental agencies on a timely basis, or ever, and/or that the outcome of related litigation may not be satisfactory. This risk notwithstanding, we plan to continue to scale-up and build pre-launch inventories of certain products that have not yet received final governmental approval and/or satisfactory resolution of patent infringement litigation when we believe that such action is appropriate in relation to the commercial value of the product launch opportunity. As of December 31, 2003, we had approximately $24.8 million of inventories related to certain products pending final approval and/or satisfactory resolution of litigation.

Impairment of Long-Lived Assets – We continually evaluate whether events and circumstances have occurred that indicate that the remaining estimated useful life of long-lived assets may require revision or that the remaining net book value may not be recoverable. When factors indicate that an asset may be impaired, we use various methods to estimate the asset’s future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the asset. Any impairment amount is charged to operations.

Intangible Assets – Intangible assets with definite lives are amortized and carried at cost less accumulated amortization. Goodwill and intangible assets with indefinite lives are carried at cost, are not amortized and are tested for impairment annually. No impairments were identified during 2003.

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Sale of Subsidiary Stock – During 2001, we elected income statement recognition as our accounting policy for sales of subsidiary stock and recorded a gain of $10.3 million related to the merger of IVAX Diagnostics with b2bstores.com, which is included in “Other income, net” in the consolidated statements of operations.

Legal Costs – Legal charges are recorded for the costs anticipated to be incurred in connection with litigation and claims against us when we can reasonably estimate these costs. We intend to vigorously defend each of the lawsuits described in Note 14, Commitments and Contingencies, in the Notes to Consolidated Financial Statements, but their respective outcomes cannot be predicted. Any of such lawsuits or investigations, if determined adversely to us, could have a material adverse effect on our financial position and results of operations. Our ultimate liability with respect to any of these proceedings is not presently determinable.

We are involved in various other legal proceedings arising in the ordinary course of business, some of which involve substantial amounts. In order to obtain brand equivalent approvals prior to the expiration of patents on branded products, and to benefit from the exclusivity allowed to Abbreviated New Drug Application applicants that successfully challenge these patents, we frequently become involved in patent infringement litigation brought by branded pharmaceutical companies. Although these lawsuits involve products that are not yet marketed and therefore pose little or no risk of liability for damages, the legal fees and costs incurred in defending such litigation can be substantial. While it is not feasible to predict or determine the outcome or the total cost of these proceedings, in our opinion, based on a review with legal counsel, any losses resulting from such legal proceedings will not have a material adverse impact on our financial position or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows. We, in the normal course of doing business, are exposed to the risks associated with foreign currency exchange rates and changes in interest rates.

Foreign Currency Exchange Rate Risk – We have subsidiaries in more than 20 countries worldwide. During 2003, sales outside the United States accounted for approximately 51% of our worldwide sales. The majority of these sales were denominated in currencies of the local country. As such, our reported profits and cash flows are exposed to changing exchange rates. If the United States dollar weakens relative to the foreign currency, the earnings generated in the foreign currency will, in effect, increase when converted into United States dollars and vice versa. Although we do not speculate in the foreign exchange market, we do from time to time manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts. As a result of exchange rate differences, net revenues increased by $34.8 million in 2003 as compared to 2002 and decreased by $45.2 million in 2002 compared to 2001. The effects of inflation on consolidated net revenues and operating income were not significant. Certain firmly committed transactions are hedged with foreign exchange forward contracts. As exchange rates change, gains and losses on the exposed transactions are partially offset by gains and losses related to the hedging contracts. Both the exposed transactions and the hedging contracts are translated at current spot rates, with gains and losses included in earnings.

Our derivative activities, which primarily consist of foreign exchange forward contracts, are initiated primarily to hedge forecasted cash flows that are exposed to foreign currency risk. The foreign exchange forward contracts generally require us to exchange local currencies for foreign currencies based on pre-established exchange rates at the contracts’ maturity dates. If the counterparties to the exchange contracts do not fulfill their obligations to deliver the contracted currencies, we could be at risk for currency related fluctuations. We enter into these contracts with counterparties that we believe to be

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creditworthy and do not enter into any leveraged derivative transactions. We had $16.2 million at December 31, 2003, and $19.6 million at December 31, 2002, in foreign exchange forward contracts outstanding, primarily to hedge Euro-based operating cash flows against Pounds Sterling. As exchange rates change, gains and losses on these contracts are generated based on the change in the exchange rates that are recognized in the consolidated statement of operations at maturity, and offset the impact of the change in exchange rates on the foreign currency cash flows that are hedged. As of December 31, 2001, we had $68.7 million in foreign exchange forward contracts outstanding, of which $55.0 million related to United States dollar denominated bank loans of $48.0 million of our Argentine based subsidiary, IVAX Argentina. The $48.0 million of bank loans were repaid in January 2002 resulting in a pretax loss of $2.8 million.

Interest Rate Risk – Our only material debt obligations relate to the 1.5%, 4.5% and 5.5% Convertible Notes, which bear fixed rates of interest, and the amounts we owe for the purchase of QVAR® and other respiratory products, which carry no stated interest rate. We believe that our exposure to market risk relating to interest rate risk is not material.

Item 8. Financial Statements and Supplementary Data

Our Financial Statements and supplementary data are on pages F-1 through F-43.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The disclosure required by this item has been previously reported in our current report on Form 8-K dated May 22, 2002, as amended on a Form 8-K/A dated May 24, 2002, and in our annual report on Form 10-K for the year ended December 31, 2002.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have evaluated the design and operation of our disclosure controls and procedures to determine whether they are effective in ensuring that the disclosure of required information is timely made in accordance with the Exchange Act and the rules and forms of the Securities and Exchange Commission. This evaluation was made under the supervision and with the participation of management, including our principal executive officer and principal financial officer as of the end of the period covered by this Annual Report on Form 10-K. The principal executive officer and principal financial officer have concluded, based on their review and subject to the limitations noted below, that our disclosure controls and procedures, as defined at Exchange Act Rules 13a-14(c) and 15d-14(c), are effective to ensure that information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Controls

No significant changes were made to our internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation.

Limitations on the Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and internal controls will prevent all error and fraud. A control

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system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Information Contained in Certifications

Exhibits 31.1 and 31.2 to this annual report on Form 10-K are Certifications of our Chief Executive Officer and Chief Financial Officer which are required under the Sarbanes-Oxley Act of 2002. This item 9A, Controls and Procedures, is information concerning the evaluation referred to in the Section 302 Certifications and this information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

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PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by item 10 is incorporated by reference to our Proxy Statement for our 2004 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the close of our 2003 year end. However, the information concerning executive officers required by item 10 is contained in the discussion entitled “Executive Officers of the Registrant” in Part I hereof.

Item 11. Executive Compensation

The information required by item 11 is incorporated by reference to our Proxy Statement for our 2004 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the close of our 2003 year end.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by item 12 is incorporated by reference to our Proxy Statement for our 2004 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the close of our 2003 year end.

Item 13. Certain Relationships and Related Transactions

The information required by item 13 is incorporated by reference to our Proxy Statement for our 2004 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the close of our 2003 year end.

Item 14. Principal Accountant Fees and Services

The information required by item 14 is incorporated by reference to our Proxy Statement for our 2004 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the close of our 2003 year end.

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PART IV

Item 15. Exhibits, Financial Statement Schedule and Reports on Form 8-K

(a)(1)	Financial Statements

See Item 8. “Financial Statements and Supplementary Data” for Financial Statements included with this Annual Report on Form 10-K.

(a)(2)	Financial Statement Schedule

The following financial statement schedule is filed as a part of this report:

Schedule II	Valuation and Qualifying Accounts for the three years ended December 31, 2003

All other schedules have been omitted because the required information is not applicable or the information is included in the consolidated financial statements or the notes thereto.

The independent auditors’ report with respect to Schedule II is also filed as part of this report.

(a)(3)	Exhibits

Exhibit Number	Description	Method of Filing
3.1	Articles of Incorporation.	Incorporated by reference to our Form 8-B dated July 28, 1993.

3.2	Amended and Restated Bylaws.	Incorporated by reference to our Form 10-Q for the quarter ended June 30, 2002.

3.3	Articles of Amendment to Articles of Incorporation of IVAX Corporation.	Incorporated by reference to our Form 10-Q for the quarter ended March 31, 2001.

4.1	Indenture dated May 12, 2000, between IVAX Corporation and U.S. Bank Trust National Association, as Trustee, with respect to IVAX Corporation’s 5 1/2% Convertible Subordinated Notes due May 15, 2007.	Incorporated by reference to our Form S-3 dated August 7, 2000.

4.2	Form of 5 1/2% Convertible Subordinated Notes due May 15, 2007 in Global Form.	Incorporated by reference to our Form S-3 dated August 7, 2000.

4.3	Rights Agreement, dated December 29, 1997, between IVAX Corporation and ChaseMellon Shareholder Services, L.L.C., with respect to the IVAX Corporation Shareholder Rights Plan.	Incorporated by reference to our Form 8-K dated December 19, 1997.

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4.4	Indenture, dated as of May 4, 2001, between IVAX Corporation and U.S. Bank Trust National Association, as Trustee, with respect to the $725,000,000 4 1/2% Convertible Senior Subordinated Notes due 2008.	Incorporated by reference to our Form S-3 dated July 31, 2001.

4.5	Form of 4 1/2% Convertible Senior Subordinated Notes due 2008.	Incorporated by reference to our Form S-3 dated July 31, 2001.

4.6	Indenture, dated as of March 3, 2004, between IVAX Corporation and U.S. Bank Trust National Association, as Trustee, with respect to the $400,000,000 1 1/2% Convertible Senior Notes due 2024.	Filed herewith.

4.7	Form of 1 1/2% Convertible Senior Notes due 2024.	Filed herewith.

10.1	IVAX Corporation 1985 Stock Option Plan.	Incorporated by reference to our Form 10-K for the year ended December 31, 1997.

10.2	IVAX Corporation 1994 Stock Option Plan.	Incorporated by reference to our Form 10-K for the year ended December 31, 1997.

10.3	Form of Indemnification Agreement for Directors.	Incorporated by reference to our Form 8-B dated July 28, 1993.

10.4	Form of Indemnification Agreement for Officers.	Incorporated by reference to our Form 8-B dated July 28, 1993.

10.5	Agreement Containing Consent Order, dated December 6, 1994, between IVAX Corporation and the United States Federal Trade Commission.	Incorporated by reference to our Form 10-K for the year ended December 31, 1994.

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10.6	Employment Agreement, dated November 28, 1997, between IVAX Corporation and Phillip Frost, M.D.	Incorporated by reference to our Form 10-K for the year ended December 31, 1997.

10.7	Employment Agreement, dated November 28, 1997, between IVAX Corporation and Isaac Kaye.	Incorporated by reference to our Form 10-K for the year ended December 31, 1997.

10.8	Employment Agreement, dated January 19, 1998, between IVAX Corporation and Jane Hsiao, Ph.D.	Incorporated by reference to our Form 10-K for the year ended December 31, 1997.

10.9	Employment Agreement, dated July 28, 1997, between IVAX Corporation and Rafick G. Henein, Ph.D.	Incorporated by reference to our Form 10-Q for the quarter ended June 30, 1997.

10.10	Employment Agreement, dated as of May 26, 1998, between IVAX Corporation and Neil Flanzraich.	Incorporated by reference to our Form 10-Q for the quarter ended September 30, 1998.

10.11	Form of Employment Agreement (Change in Control) between IVAX Corporation and certain of its executive officers.	Incorporated by reference to our Form 10-K for the year ended December 31, 1998.

10.12	IVAX Corporation 1999 Employee Stock Purchase Plan.	Incorporated by reference to our Form 10-K for the year ended December 31, 1999.

10.13	IVAX Corporation 1997 Stock Option Plan.	Incorporated by reference to our Form S-8 dated December 22, 1997.

10.14	Warrant to Purchase Shares of Common Stock of IVAX Corporation dated November 18, 1999 between IVAX Corporation and Frost-Nevada Limited Partnership.	Incorporated by reference to our Form 10-K for the year ended December 31, 2000.

10.15	Registration Rights Agreement dated May 12, 2000 by and between IVAX Corporation, UBS Warburg LLC and ING Baring L.L.C.	Incorporated by reference to our Form S-3 dated August 7, 2000.

10.16	Form of Registration Rights Agreement between the Company and UBS AG.	Incorporated by reference to our Form S-3 dated April 10, 2001.

10.17	Registration Rights Agreement, dated May 4, 2001, between IVAX Corporation and UBS Warburg LLC, as the Initial Purchaser, with respect to the $725,000,000 4 1/2% Convertible Senior Subordinated Notes due 2008.	Incorporated by reference to our Form S-3 dated July 31, 2001.

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10.18	Registration Rights Agreement, dated March 3, 2004, between IVAX Corporation and UBS Securities LLC, as the Initial Purchaser and as agent for the other Initial Purchasers, with respect to the $400,000,000 1 1/2% Convertible Senior Notes due 2024.	Filed herewith.

10.19	Agreement to Tender dated as of May 18, 2001, among IVAX Corporation, Comercial e Inversiones Portfolio Limitada and Inversiones Portfolio S.A.	Incorporated by reference to our Form 8-K dated May 18, 2001.

10.20	Termination Agreement dated March 20, 1998 by and among NaPro BioTherapeutics, Inc., IVAX Corporation, Baker Norton Pharmaceuticals, Inc. and D & N Holding Company (Confidential Treatment Requested).	Incorporated by reference to our Form 10-K for the year ended December 31, 2001.

10.21	Retirement Agreement, dated as of May 8, 2003, between IVAX Corporation and Isaac Kaye.	Incorporated by reference to our Form 10-Q for the quarter ended March 31, 2003.

10.22	Amendment dated June 12, 2003, to Employment Agreement between IVAX Corporation and Rafick G. Henein, Ph.D.	Incorporated by reference to our Form 10-Q for the quarter ended June 30, 2003.

21	Subsidiaries of IVAX Corporation.	Filed herewith.

23.1	Consent of Ernst & Young LLP.	Filed herewith.

23.2	Information Regarding Consent of Arthur Andersen LLP.	Filed herewith.

31.1	Certificate of the Chief Executive Officer of IVAX Corporation pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).	Filed herewith.

31.2	Certificate of the Chief Financial Officer of IVAX Corporation pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).	Filed herewith.

32.1	Certificate of the Chief Executive Officer of IVAX Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

32.2	Certificate of the Chief Financial Officer of IVAX Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

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(b)	Reports on Form 8-K

On October 30, 2003, we furnished a current report on Form 8-K to provide our earnings release for the third quarter of 2003. Such information shall not be deemed “filed” for purpose of Section 18 of the Exchange Act.

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVAX CORPORATION

Dated: March 12, 2004	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.
Chairman of the Board
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Capacity	Date
/s/ Phillip Frost, M.D. Phillip Frost, M.D.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 12, 2004

/s/ Thomas E. Beier Thomas E. Beier	Chief Financial Officer (Principal Financial Officer)	March 12, 2004

/s/ Thomas E. McClary Thomas E. McClary	Vice President – Accounting (Principal Accounting Officer)	March 12, 2004

/s/ Betty G. Amos Betty G. Amos	Director	March 12, 2004

/s/ Mark Andrews Mark Andrews	Director	March 12, 2004

/s/ Ernst Biekert, Ph.D. Ernst Biekert, Ph.D.	Director	March 12, 2004

/s/ Paul L. Cejas Paul L. Cejas	Director	March 12, 2004

/s/ Jack Fishman, Ph.D. Jack Fishman, Ph.D.	Director	March 12, 2004

/s/ Neil Flanzraich Neil Flanzraich	Director, President and Vice Chairman	March 12, 2004

/s/ Bruce W. Greer Bruce W. Greer	Director	March 12, 2004

/s/ Jane Hsiao, Ph.D. Jane Hsiao, Ph.D.	Director and Vice Chairman- Technical and Regulatory Affairs	March 12, 2004

/s/ David A. Lieberman David A. Lieberman	Director	March 12, 2004

/s/ Modesto A. Maidique, Ph.D. Modesto A. Maidique, Ph.D.	Director	March 12, 2004

/s/ Richard C. Pfenniger, Jr. Richard C. Pfenniger, Jr.	Director	March 12, 2004

/s/ Bertram Pitt, M.D. Bertram Pitt, M.D.	Director	March 12, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of IVAX Corporation:

We have audited the accompanying consolidated balance sheets of IVAX Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of IVAX Corporation and subsidiaries for the year ended December 31, 2001, were audited by other auditors who have ceased operations and whose report dated February 12, 2002, expressed an unqualified opinion on those statements prior to the revision described in Note 2 and the restatement adjustment related to the five-for-four stock split described in Note 17.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of IVAX Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for business combinations and goodwill and its method of reporting gains and losses on the extinguishment of debt during the year ended December 31, 2002.

As discussed above, the financial statements of IVAX Corporation and subsidiaries as of December 31, 2001 and for the year then ended, were audited by other auditors who have ceased operations. As described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 2 with respect to 2001 include (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company’s underlying records obtained from management and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. As described in Note 17, on July 15, 2004 the Company’s Board of Directors approved a five-for-four stock split distributed in the form of a stock dividend, and all references to number of shares and per share information in the financial statements have been adjusted to reflect the stock split on a retroactive basis. We audited the adjustments that were applied to restate the number of shares and per share information reflected in the 2001 financial statements. Our procedures included (a) agreeing the authorization for the five-for-four stock split to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the restated number of shares, basic and diluted earnings per share and other applicable disclosures such as stock options. In our opinion, the disclosures for 2001 in Note 2 described above and the adjustments as a result of the five-for-four stock split are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

                    /s/ Ernst & Young LLP

                              Certified Public Accountants

Miami, Florida

February	18, 2004, except for Note 17, as

to which the date is August 24, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders

of IVAX Corporation:

We have audited the accompanying consolidated balance sheets of IVAX Corporation (a Florida corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IVAX Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the financial statements, effective January 1, 2000, IVAX Corporation changed its method of accounting for up-front licensing fees to comply with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

As explained in Note 2 to the financial statements, effective January 1, 2001, IVAX Corporation changed its method of accounting for derivative instruments to comply with Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities.

As explained in Note 2 to the financial statements, effective January 1, 2001, IVAX Corporation changed its method of accounting for equity derivative contracts to comply with Emerging Issues Task Force No. 00-19, Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In, a Company’s Own Stock.

ARTHUR ANDERSEN LLP

Miami, Florida,

February 12, 2002 (except with respect to

the matters discussed in Note 16, as to

which the date is March 15, 2002).

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with IVAX Corporation’s filing on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 10-K. See Exhibit 23.2 for further discussion.

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,
	2003	2002
ASSETS

Current assets:
Cash and cash equivalents	$146,870	$155,408
Marketable securities	10,470	28,873
Accounts receivable, net of allowances for doubtful accounts of $17,675 in 2003 and $21,719 in 2002	264,317	224,768
Inventories	413,872	309,655
Other current assets	160,187	162,513

Total current assets	995,716	881,217

Property, plant and equipment, net	502,942	420,246
Goodwill, net	489,665	407,403
Intangible assets, net	314,361	283,298
Other assets	70,250	55,595

Total assets	$2,372,934	$2,047,759

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$139,990	$111,590
Current portion of long-term debt	58,607	28,617
Loans payable	17,804	14,935
Accrued income taxes payable	27,990	50,555
Accrued expenses and other current liabilities	242,158	228,366

Total current liabilities	486,549	434,063

Long-term debt, net of current portion	855,335	872,339
Other long-term liabilities	56,208	46,115
Minority interest	12,531	10,379

Commitments and contingencies – see Note 14

Shareholders’ equity:
Common stock, $0.10 par value, authorized 546,875 shares, issued and outstanding 245,885 shares in 2003 and 242,965 in 2002	24,589	24,296
Capital in excess of par value	336,313	306,508
Retained earnings	690,476	569,225
Accumulated other comprehensive loss	(89,067)	(215,166)

Total shareholders’ equity	962,311	684,863

Total liabilities and shareholders’ equity	$2,372,934	$2,047,759

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,
	2003	2002	2001
Net revenues	$1,420,339	$1,197,244	$1,215,377
Cost of sales	781,383	663,708	583,588

Gross profit	638,956	533,536	631,789

Operating expenses:
Selling	212,192	168,952	143,629
General and administrative	122,414	118,416	110,477
Research and development	108,347	76,041	88,015
Amortization of intangible assets	19,719	16,158	19,412
Restructuring costs	3,706	4,242	2,367

Total operating expenses	466,378	383,809	363,900

Operating income	172,578	149,727	267,889
Other income (expense):
Interest income	3,710	8,090	21,249
Interest expense	(43,608)	(48,639)	(41,791)
Other income, net	11,738	60,321	49,637

Total other income (expense)	(28,160)	19,772	29,095

Income before income taxes and minority interest	144,418	169,499	296,984
Provision for income taxes	45,559	51,742	54,065

Income before minority interest	98,859	117,757	242,919
Minority interest	188	838	344

Income from continuing operations	99,047	118,595	243,263
Income from discontinued operations, net of tax of $12,763	22,204	—	—
Cumulative effect of accounting change	—	4,161	—

Net income	$121,251	$122,756	$243,263

Basic earnings per common share:
Continuing operations	$0.41	$0.49	$0.98
Discontinued operations	0.09	—	—
Cumulative effect of accounting change	—	0.02	—

Net income	$0.50	$0.51	$0.98

Diluted earnings per common share:
Continuing operations	$0.40	$0.48	$0.95
Discontinued operations	0.09	—	—
Cumulative effect of accounting change	—	0.02	—

Net income	$0.49	$0.50	$0.95

Weighted average number of common shares outstanding:
Basic	244,532	243,796	248,874

Diluted	248,625	246,722	255,798

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	Common Stock		Capital in Excess of Par Value	Put Options	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Number of Shares	Amount

BALANCE, January 1, 2001	248,183	$24,819	$310,075	$—	$203,206	$(53,980)	$484,120
Comprehensive income:
Net income	—	—	—	—	243,263	—	243,263
Translation adjustment	—	—	—	—	—	(57,613)	(57,613)
Unrealized net gain on available-for-sale equity securities and derivatives, net of tax	—	—	—	—	—	1,081	1,081

Comprehensive income							186,731
Exercise of stock options	1,914	191	13,832	—	—	—	14,023
Tax benefit of option exercises	—	—	18,001	—	—	—	18,001
Employee stock purchases	47	5	822	—	—	—	827
Repurchase of common stock	(8,474)	(848)	(146,464)	(7,785)	—	—	(155,097)
Shares issued in acquisitions	3,591	359	79,891	—	—	—	80,250
Reclassification of put options from temporary equity	—	—	—	84,503	—	—	84,503
Put options issued – net of premium received	—	—	(74,202)	79,025	—	—	4,823
Expired put options	—	—	80,608	(80,608)	—	—	—
Shares issued to settle put options	393	39	40,446	(40,485)	—	—	—
Value of stock options issued to non-employees	—	—	173	—	—	—	173

BALANCE, December 31, 2001	245,654	24,565	323,182	34,650	446,469	(110,512)	718,354
Comprehensive income:
Net income	—	—	—	—	122,756	—	122,756
Translation adjustment	—	—	—	—	—	(104,816)	(104,816)
Unrealized net gain on available-for-sale equity securities and derivatives, net of tax	—	—	—	—	—	162	162

Comprehensive income							18,102
Exercise of stock options	851	85	5,171	—	—	—	5,256
Tax benefit of option exercises	—	—	1,467	—	—	—	1,467
Employee stock purchases	99	10	918	—	—	—	928
Repurchase of common stock	(4,853)	(485)	(46,218)	(12,725)	—	—	(59,428)
Shares issued to settle put options	1,214	121	21,804	(21,925)	—	—	—
Value of stock options issued to non-employees	—	—	184	—	—	—	184

BALANCE, December 31, 2002	242,965	$24,296	$306,508	$—	$569,225	$(215,166)	$684,863

(Continued)

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

(Continuation)

	Common Stock		Capital in Excess of Par Value	Put Options	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Number of Shares	Amount

BALANCE, December 31, 2002	242,965	$24,296	$306,508	$—	$569,225	$(215,166)	$684,863
Comprehensive income:
Net income	—	—	—	—	121,251	—	121,251
Translation adjustment	—	—	—	—	—	125,651	125,651
Unrealized net gain on available-for-sale equity securities and derivatives, net of tax	—	—	—	—	—	448	448

Comprehensive income							247,350
Exercise of stock options	2,138	214	16,961	—	—	—	17,175
Tax benefit of option exercises	—	—	4,278	—	—	—	4,278
Employee stock purchases	111	11	1,027	—	—	—	1,038
Repurchase of common stock	(875)	(87)	(8,910)	—	—	—	(8,997)
Shares issued in acquisitions	1,546	155	16,335	—	—	—	16,490
Value of stock options issued to non-employees	—	—	114	—	—	—	114

BALANCE, December 31, 2003	245,885	$24,589	$336,313	$—	$690,476	$(89,067)	$962,311

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net income	$121,251	$122,756	$243,263
Adjustments to reconcile net income to net cash flows from operating activities:
Restructuring accrual	3,706	4,242	2,367
Depreciation and amortization	76,808	59,877	52,158
Deferred tax provision (benefit)	17,099	(8,110)	(43,645)
Tax benefit of stock option exercises	4,278	1,467	18,001
Value of stock options issued to non-employees	114	184	173
Provision for (reversal of) doubtful accounts	(1,948)	4,239	1,143
Provision for inventory obsolescence	31,017	15,446	25,397
Interest accretion on notes receivable and payable, net	2,378	1,935	—
Minority interest in earnings	(188)	(838)	(344)
Equity in earnings of unconsolidated affiliates	(1,645)	(877)	(1,070)
Gains (loss) on sale of marketable securities	1,106	(4)	(3,807)
Gains on sale of product rights	(12,835)	(35,150)	(13,792)
Losses (gain) on sale of assets, net	119	2,930	(12,328)
Gains on extinguishment of debt	(2,323)	(17,346)	(11,302)
Income from discontinued operations	(22,204)	—	—
Cumulative effect of accounting change	—	(4,161)	—
Changes in operating assets and liabilities:
Accounts receivable	(18,465)	12,493	(37,643)
Inventories	(111,953)	(68,591)	(45,920)
Other current assets	671	(293)	(34,680)
Other assets	753	5,800	3,059
Accounts payable, accrued expenses and other current liabilities	(3,880)	48,318	62,547
Other long-term liabilities	(1,261)	6,821	(4,540)

Net cash flows from operating activities	82,598	151,138	199,037

Cash flows from investing activities:
Proceeds from sale of product rights	12,835	35,150	13,792
Capital expenditures	(95,358)	(98,670)	(73,484)
Proceeds from sales of assets	2,025	1,602	41,668
Acquisitions of intangible assets	(7,798)	(38,274)	(133,864)
Acquisitions of businesses, net of cash acquired	(27,110)	3,629	(466,153)
Investment in affiliates	3,658	(3,677)	(14,052)
Purchases of marketable securities	(36,095)	(445,864)	(378,176)
Proceeds from sales of marketable securities	63,296	574,429	304,955
Net proceeds from discontinued operations	8,824	—	—

Net cash flows from investing activities	(75,723)	28,325	(705,314)

Cash flows from financing activities:
Borrowings on long-term debt and loans payable	28,598	12,745	723,818
Payments on long-term debt and loans payable	(67,298)	(138,812)	(95,533)
Exercise of stock options and employee stock purchases	18,213	6,184	14,850
Repurchase of common stock, net of put option premium	(8,997)	(59,428)	(150,274)

Net cash flows from financing activities	(29,484)	(179,311)	492,861

Effect of exchange rate changes on cash and cash equivalents	14,071	(23,008)	16,886

Net (decrease) increase in cash and cash equivalents	(8,538)	(22,856)	3,470
Cash and cash equivalents at the beginning of the year	155,408	178,264	174,794

Cash and cash equivalents at the end of the year	$146,870	$155,408	$178,264

(Continued)

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Continuation)

	Year Ended December 31,
	2003	2002	2001
Supplemental disclosures:
Interest paid, net of capitalized interest	$39,619	$44,671	$12,563

Income tax payments	$51,907	$46,585	$50,890

Supplemental schedule of non-cash investing and financing activities:

Purchase of intangible assets through the issuance of debt		$80,054

Information with respect to acquisitions
accounted for under the purchase method of accounting is summarized as follows:

Fair value of assets acquired	$55,890		$238,862
Liabilities assumed	(4,874)		(180,834)

Net assets acquired	51,016		58,028

Purchase price:
Cash, net of cash acquired	25,592		459,788
Acquisition costs	1,518		6,365
Present value of future minimum royalty payments	48,638		—
Fair market value of stock and options issued	16,490		79,750

Total	92,238		545,903

Goodwill	$41,222		$487,875

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

(1) Organization:

IVAX Corporation is a multinational company engaged in the research, development, manufacture and marketing of pharmaceutical products. These products are sold primarily to customers within the United States, Europe and Latin America. All references to “IVAX,” “our,” “us” or “we” mean IVAX Corporation and its subsidiaries unless otherwise required by the context.

(2) Summary of Significant Accounting Policies:

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of IVAX Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in affiliates representing 20% to 50% ownership interests are recorded under the equity method of accounting. Investments in affiliates representing less than 20% ownership interests are recorded at cost. The minority interest held by third parties in majority owned subsidiaries is separately stated. For purposes of these financial statements, North America includes the United States and Canada. Mexico is included within Latin America. Certain amounts presented in the accompanying consolidated financial statements for prior periods have been reclassified to conform to the current year presentation.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ materially from these estimates. We periodically evaluate estimates and assumptions used in the preparation of the financial statements and make changes on a prospective basis when adjustments are necessary. Significant estimates include amounts for accounts receivable exposures, deferred tax asset allowances, inventory reserves, environmental reserves, litigation and sales returns and allowances, including, but not limited to, chargebacks, rebates, returns and shelf-stock adjustments, and the useful lives of intangible assets.

As a result of our recent return, customer inventory experience, analysis of allowance for doubtful accounts and tax reserves, our estimates of product returns and other sales allowances, inventory obsolescence, allowance for doubtful accounts and income tax exposures decreased and, accordingly, we recognized increased net revenues, reduced cost of sales, reduced bad debt expense and reduced income tax provision during 2003. During the year ended December 31, 2003, these changes increased net revenues by $13,733, reduced cost of sales by $824, reduced bad debt expense by $3,673, reduced the income tax provision by $2,700, increased net income by $14,029 and increased diluted earnings per share by $0.06.

Cash and Cash Equivalents – We consider all investments with a maturity of three months or less as of the date of purchase to be cash equivalents.

Marketable Securities – Short-term investments in marketable debt securities generally mature between three months and three years from date of purchase or are auction rate securities with final maturities longer than three years, but with interest rate auctions occurring every 28 or 35 days. These short-term marketable securities consist primarily of taxable municipal bonds, corporate bonds, government agency securities and commercial paper. It is our intent to maintain a liquid portfolio to take advantage of investment opportunities; therefore, most securities are deemed short-term, are classified as available for sale securities and are recorded at market value using the specific identification method. Unrealized gains and losses, net of tax, are reflected in “Accumulated other comprehensive loss” in the accompanying consolidated balance sheets. Realized gains and losses are included in “Other income” in the accompanying consolidated statements of operations using the specific identification method.

Investments in marketable securities consist of the following:

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Mutual funds	$8,776	$—	$—	$8,776
Auction rate securities	1,660	—	—	1,660
Equity securities	1,016	434	—	1,450

Total marketable securities	11,452	434	—	11,886
Less: Short-term marketable securities	10,470	—	—	10,470

Long-term marketable securities	$982	$434	$—	$1,416

	December 31, 2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Mutual funds	$2,667	$19	$—	$2,686
Auction rate securities	21,150	—	—	21,150
Corporate bonds	5,084	—	(47)	5,037
Equity securities	9,264	88	(51)	9,301

Total marketable securities	38,165	107	(98)	38,174
Less: Short-term marketable securities	28,901	19	(47)	28,873

Long-term marketable securities	$9,264	$88	$(51)	$9,301

Long-Term Investments – We have investments in three marketable securities that are deemed long-term, available for sale, which are marked to market value using the specific identification method. Unrealized gains and losses, net of tax, are reflected in “Accumulated other comprehensive loss” in the accompanying consolidated balance sheets. Realized gains and losses are included in “Other income” in the accompanying consolidated statements of operations using the specific identification method. In addition, we have one investment in a limited investment partnership. In accordance with Emerging Issues Task Force (“EITF”) Topic D-46, Accounting for Limited Partnership Investments, investments in limited investment partnerships representing greater than 5% ownership interests are considered to be more than minor and are accounted for under the equity method; otherwise, they are carried at cost. These investments are included in “Other assets” in the accompanying consolidated balance sheets.

Inventories – Inventories are stated at the lower of cost (first-in, first-out) or market. Components of inventory cost include materials, labor and manufacturing overhead. In evaluating whether inventory is stated at the lower of cost or market, we consider such factors as the amount of inventory on hand, estimated time required to sell such inventory, remaining shelf life of the inventory and current market price of the inventory.

Inventories consist of the following:

	December 31,
	2003	2002
Raw materials	$155,159	$117,485
Work-in-process	65,194	50,678
Finished goods	193,519	141,492

Total inventories	$413,872	$309,655

As of December 31, 2003, we had approximately $24,778 in inventories relating to products pending launch while we await receipt of final FDA or foreign governmental marketing approval and/or satisfactory resolution of patent infringement litigation.

Property, Plant and Equipment – Property, plant and equipment are carried at cost less accumulated depreciation and amortization and consist of the following:

	December 31,
	2003	2002
Land	$24,758	$21,881
Buildings and improvements	255,863	202,894
Machinery and equipment	323,210	246,397
Furniture and computer equipment	92,875	78,576
Construction in process	84,428	77,862

Total cost	781,134	627,610
Less: Accumulated depreciation and amortization	278,192	207,364

Property, plant and equipment, net	$502,942	$420,246

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements (10 - 40 years), machinery and equipment (3 - 20 years) and furniture and computer equipment (2 - 10 years). Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or their estimated useful lives. Costs of major additions and improvements are capitalized and expenditures for maintenance and repairs that do not extend the life of the assets are expensed. Upon sale or disposition of property, plant and equipment, the cost and related accumulated depreciation or amortization are eliminated from the accounts and any resulting gain or loss is credited or charged to operations. Depreciation expense was $56,387 in 2003, $42,848 in 2002 and $32,062 in 2001.

Capitalization of Software Development Costs – Costs associated with software developed or obtained for internal use are capitalized when (1) the preliminary project stage is completed and (2) management has authorized further funding for the project, it is probable that the project will be completed and the software will be used for the intended purpose. Costs capitalized include (1) external direct costs of materials and services consumed, (2) payroll and payroll-related costs for employees directly associated with or who devote time to the project and (3) interest costs incurred while developing the software. Upgrades and enhancements that add functionality are capitalized. Costs of training, maintenance, data conversion and nonspecific upgrades and enhancements are expensed.

Capitalization of Interest – Interest capitalized on certain construction projects was $2,109 in 2003 and $430 in 2002.

Intangible Assets – Effective July 1, 2001, we adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, relating to the amortization of goodwill. Goodwill of companies acquired prior to June 30, 2001, was amortized through December 31, 2001. Amortization of goodwill of companies acquired after June 30, 2001, is no longer allowed. Effective January 1, 2002, all goodwill amortization ceased and goodwill is evaluated for impairment annually. No goodwill impairments were identified during 2003 or 2002.

Intangible assets with definite lives are amortized and carried at cost less accumulated amortization. Intangible assets with indefinite lives are carried at cost, are not amortized and are tested for impairment annually. Intangible assets consist of the following:

	December 31,
	2003		2002
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Patents and related licenses	$75,642	$48,468	$71,716	$40,989
Trademarks	131,688	13,855	113,160	7,518
Licenses and other intangibles	161,548	17,473	132,457	7,205

Total	$368,878	$79,796	$317,333	$55,712

Unamortized intangible assets:
Trademarks and product registrations	$25,279		$21,677

Patents, trademarks, licenses and other intangible assets with finite lives are amortized using the straight-line method over their respective estimated lives (ranging from 1 - 20 years), while those with indefinite lives are not amortized. On an annual basis by region, we evaluate the recoverability of intangible assets and evaluate events or circumstances that have occurred that warrant revising estimates of useful lives or that indicate that an impairment exists. The weighted average life of patents, trademarks, licenses and other intangibles was 15.6 years at December 31, 2003, and 13.0 years at December 31, 2002. Amortization expense was $20,421 in 2003, $17,029 in 2002 and $20,096 in 2001.

Estimated intangible assets amortization expense for the next five years is approximately $23,117 in 2004, $22,640 in 2005, $21,360 in 2006, $23,147 in 2007, and $21,177 in 2008.

On July 1, 2002, in connection with the termination of a license granted by us to specified products in our proprietary dry powder inhaler device (“MDPI”), we entered into an agreement to acquire the technical files, trademark and related rights invented or produced by the licensee in connection with the commercialization of products under the license. The total consideration due was 5,000 Pounds Sterling ($7,665 at the July 1, 2002, currency exchange rate), of which 1,400 Pounds Sterling ($2,232 at the January 2, 2003, currency exchange rate) was paid in 2003. The purchase price was allocated to other intangible assets and is being amortized over its estimated useful life of ten years. An additional payment of between 250 to 1,100 Pounds Sterling will be paid to the licensee upon the receipt of marketing approval and launch of a specified product using the acquired rights and data.

On April 22, 2002, we acquired an exclusive United States license to the patent rights to market QVAR® (beclomethasone dipropionate HFA), an aerosol inhaler prescribed to treat asthma. In addition, we have an option to obtain ownership of the United States QVAR® trademark, as well as related patents and the New Drug Application on April 21, 2007. 3M Drug Delivery Systems will manufacture the QVAR® product for us under a long-term contract. We also acquired a non-exclusive worldwide license to certain 3M patents covering HFA formulations of various asthma drugs. The purchase price was allocated to the fair values of the assets acquired resulting in a value of $27,140 for the license agreement, which is being amortized over its five-year life, and $67,141 for the option, which is not being amortized. If the option is exercised, the value of the option will be allocated to the underlying assets acquired by the exercise and appropriate lives determined. The total consideration due from us under the contract, including options and extensions, is $105,000, of which $21,000 was paid on the effective date and $20,000 was paid on the first anniversary. We are entitled to reduce the purchase price by $4,000 for required pediatric trials. The remaining payments due from us are: $30,000 on the second anniversary, $25,000 on the third anniversary and $5,000 on the fifth anniversary upon exercise of the option, subject to reimbursement of all or a portion of the $4,000 in the event we do not continue the pediatric trials. The present value of the payments due are recorded as long-term debt.

On April 2, 2002, we entered into an agreement to acquire the technical files and French marketing authorizations to substantially all of the products comprising the generic pharmaceutical business of Merck & Co., Inc.’s subsidiary in France. The total consideration due was 5,641 Euros ($4,917 at the March 31, 2002, currency exchange rate), one-half of which was paid upon signing and the remainder in four months. The purchase price was recorded as other intangible assets, which is being amortized over its estimated useful life of ten years. On July 19, 2002, the agreement was amended reducing the second payment to 2,565 Euros ($2,531 as of the August 2, 2002, payment date).

On March 1, 2002, we acquired from Syntex Pharmaceuticals International Ltd. the non-United States rights to pharmaceutical products containing flunisolide hemihydrate, sold under the trademarks Syntaris™, Nasalide®, Rhinalar™, Locasyn™ and Lokilan™, for 10,156 Swiss francs ($5,986 at the February 28, 2002, currency exchange rate). As of December 31, 2003, the final allocation of the intangible assets, net of accumulated amortization, is $3,970 of trademarks, $562 of patents and related licenses and $504 of licenses and other intangibles. These intangible assets are amortized over their fourteen-year weighted average life.

Impairment of Long-Lived Assets – We continually evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may require revision or the remaining net book value may not be recoverable. When factors indicate that an asset may be impaired, we use various methods to estimate the asset’s future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the asset. Any impairment amount is charged to operations.

Foreign Currencies – Our operations include subsidiaries which are located outside of the United States. Assets and liabilities as stated in local currencies are translated at the rate of exchange prevailing at the balance sheet date. The gains or losses that result from this process are shown in “Accumulated other comprehensive loss” in the accompanying consolidated balance sheets. Amounts in the statements of operations are translated at the average rates for the period. Foreign currency transaction gains and losses arising from cash transactions are credited to or charged against current earnings. Laboratorios Elmor, S.A. is located in Venezuela, which was considered a hyperinflationary economic environment through June 30, 2001. Prior to July 1, 2001, its local currency financial statements were remeasured into the United States dollar by translating monetary assets and liabilities at the current exchange rate, non-monetary assets and expenses related to non-monetary assets at the historical rates, and revenues and expenses at the average exchange rate in effect during the year. The resulting translation adjustment was included in the results of operations.

Financial Instruments – The carrying amounts of cash and cash equivalents, accounts receivable, loans payable and accounts payable approximate fair value due to the short maturity of the instruments and reserves for potential losses, as applicable. The disclosed fair value of marketable securities, other assets and long-term debt is estimated using quoted market prices, whenever available, or an appropriate valuation method (See Note 7, Investments In and Advances to Unconsolidated Affiliates, and Note 8, Debt).

We do not speculate in the foreign exchange market. We may, however, from time to time, manage exposures that arise in the normal course of business related to fluctuations in foreign currency rates by entering into foreign exchange forward contracts. We enter into these contracts with counterparties that we believe to be creditworthy and do not enter into any leveraged derivative transactions. These foreign exchange forward contracts generally require us to exchange local currencies for foreign currencies based on pre-established exchange rates at the contracts’ maturity date. As the exchange rates change, gains and losses on these contracts are generated based on the change in the exchange rates that are generally recognized in the consolidated statements of operations at maturity. Costs associated with entering into these contracts are amortized over the contracts’ lives, which typically are less than one year. We held foreign exchange forward contracts with notional principal amounts of $16,188 at December 31, 2003, which mature in January 2004 through July 2004, and $19,586 at December 31, 2002, which matured from January 2003 through August 2003, primarily to hedge Euro-based operating cash flows against Pounds Sterling.

Prior to its acquisition by us, Laboratorio Chile S.A. (“Lab Chile”) engaged in a partial hedge of its then $63,000 United States dollar denominated loans against a possible devaluation of the Argentine peso, by entering into forward contracts in early 2001 to purchase $55,000 United States dollars at contract prices ranging from 1.0405 pesos to 1.0412 pesos with expiration dates in January 2002. If the contracts expired unexercised, a fee of $2,247 would have been paid. Due to the lack of liquidity in the currency forwards market in Argentina on July 5, 2001, (the date we acquired Lab Chile), the most reliable indicator of fair value was the amortized amount of the original contract fee. Accordingly, these contracts were recorded as an asset and a liability at the original contract fee amount and the asset was amortized over the life of the contracts. Due to the devaluation of the Argentine peso and the Argentine government halting foreign exchange transactions from mid-December 2001 through approximately January 11, 2002, the contracts were valued at December 31, 2001, at the negotiated amounts at which the contracts were settled during January 2002 resulting in a pretax gain of $21,655 recorded at December 31, 2001, which was recorded in other income.

In addition, we have short-term balances that are denominated in foreign currencies. A portion of these balances are hedged, from time to time, using foreign exchange forward contracts, and gains and losses on these contracts are included in the consolidated statements of operations as they arise. We incurred net foreign exchange transaction losses of $10,013 in 2003 and $1,056 in 2002, and net foreign exchange transaction gains of $2,728 in 2001, which are included in “Other income, net” in the accompanying consolidated statements of operations.

Concentration of Credit Risk – We sell a significant amount of United States brand equivalent pharmaceutical products to a relatively small number of retail drug chains and drug wholesalers, which represents an essential part of the distribution chain of pharmaceutical products in the United States. Credit is extended based on an evaluation of the customer’s financial condition and collateral is generally not required. We monitor the credit worthiness of our customers and review outstanding receivable balances for collectibility on a regular basis and record allowances for doubtful accounts as necessary.

We follow an investment policy that limits investments in individual issuers that meet certain minimum credit rating and size requirements, generally, to the lesser of $10,000 or 10% of program size.

Revenue Recognition – Revenues and the related cost of sales are recognized at the time title to our products and the risks and rewards of ownership passes to customers. Net revenues are comprised of gross revenues less provisions for expected customer returns, inventory credits, discounts, promotional allowances, rebates, chargebacks, reimbursements relating to Medicaid and Medicare and other allowances. These sales provisions totaled $647,264 in 2003, $664,565 in 2002 and $433,653 in 2001. The reserve balances related to these provisions are included in the following balance sheet accounts:

	December 31,
	2003	2002
Accounts receivable	$136,475	$147,580
Accrued expenses	110,079	94,937

Total sales returns and allowances reserves	$246,554	$242,517

The custom in the United States pharmaceutical industry is generally to grant customers the right to return purchased goods. In the generic pharmaceutical industry, this custom has resulted in a practice of suppliers issuing inventory credits (also known as shelf-stock adjustments) to customers based on the customers’ existing inventory following decreases in the market price of the related generic pharmaceutical product. Contractual agreements with many customers require that we grant these customers inventory credit following a price decrease. In other cases, the determination to grant a credit to a customer following a price decrease is at our discretion. These credits allow customers with established inventories to compete with those buying product at the current market price, and allow us to maintain shelf space, market share and customer loyalty.

We establish provisions for estimated returns, inventory credits and chargebacks, as well as other sales allowances, concurrently with the recognition of revenue. The provisions are established in accordance with accounting principles generally accepted in the United States based upon consideration of a variety of factors, including actual return and inventory credit experience for products during the past several years, the number and timing of regulatory approvals for the product by our competitors (both historical and projected), the market for the product, expected sell-through levels by our wholesale customers to customers with contractual pricing arrangements with us, estimated customer inventory levels and projected economic conditions. Actual product returns and inventory credits incurred are, however, dependent upon future events, including remaining shelf-life, price competition and the level of customer inventories at the time of any price decreases. We continually monitor the factors that influence the pricing of our products and customer inventory levels and make adjustments to these provisions when we believe that actual product returns, inventory credits and other allowances may differ from established reserves.

Royalty and license fee income are recognized when obligations associated with earning the royalty or licensing fee have been satisfied and are included in “Net revenues” in the accompanying consolidated statements of operations. Royalties earned under license agreements were $1,837 in 2003, $745 in 2002 and $879 in 2001. In accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, our accounting policy is to review each contract to determine if there are multiple revenue-generating activities that constitute more than one unit of accounting. Revenue is recognized for each unit of accounting based on revenue recognition criteria relevant to that unit. Up-front payments are deferred, if appropriate, and recognized into revenues over the obligation period. Other revenues included $318 in 2002 and $879 in 2001 of amortization of revenue deferred in accordance with SAB No. 101. Upon termination of a license agreement, during 2002, the remaining $5,981 of deferred revenue was recognized in income.

Shipping and handling fees billed to customers are recognized in net revenues. Shipping and handling costs are included in cost of sales.

Legal Costs – Legal charges are recorded for the costs anticipated to be incurred in connection with litigation and claims against us when we can reasonably estimate these costs.

Research and Development Costs – Research and developments costs related to future products are expensed currently.

Sale of Subsidiary Stock – We elected income statement recognition as our accounting policy for sales of subsidiary stock. Accordingly, gains and losses on sales are recorded in “Other income” in the consolidated statement of operations.

Income Taxes – The provision for income taxes is based on the consolidated United States entities’ and individual foreign companies’ estimated tax rates for the applicable year. Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period (See Note 10, Income Taxes).

Earnings Per Common Share – A reconciliation of the denominator of the basic and diluted earnings per share computation for income from continuing operations is as follows:

	Year Ended December 31,
	2003	2002	2001
Basic weighted average number of shares outstanding	244,532	243,796	248,874
Effect of dilutive securities – stock options and warrants	4,093	2,926	6,924

Diluted weighted average number of shares outstanding	248,625	246,722	255,798

Not included in the calculation of diluted earnings per share because their impact is antidilutive:
Stock options outstanding	11,271	17,086	3,480
Convertible debt	27,369	29,554	31,114

Accumulated Other Comprehensive Loss – Other comprehensive loss refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity. Accumulated other comprehensive loss is comprised of the cumulative effects of foreign currency translation and unrealized gains and losses on available for sale equity securities and derivatives.

Stock-Based Compensation Plans – As permissible under SFAS No. 123, Accounting for Stock-Based Compensation, we account for all stock-based compensation arrangements using the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, as interpreted by Financial Accounting Standards Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, and disclose pro forma net earnings and earnings per share amounts as if the fair value method had been adopted. Accordingly, no compensation cost is recognized for stock option awards granted to employees at or above fair market value.

Our pro forma net income, pro forma net income per common share and pro forma weighted average fair value of options granted, with related assumptions, assuming we had adopted the fair value method of accounting for all stock-based compensation arrangements consistent with the provisions of

SFAS No. 123, using the Black-Scholes option pricing model for all options granted after January 1, 1995, are indicated below:

	Year Ended December 31,
	2003	2002	2001
Net income as reported	$121,251	$122,756	$243,263
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	20,702	19,034	20,139

Pro forma net income	$100,549	$103,722	$223,124
Basic net income per share as reported	0.50	0.51	0.98
Pro forma basic net income per share	0.41	0.43	0.90
Diluted net income per share as reported	0.49	0.50	0.95
Pro forma diluted net income per share	0.40	0.42	0.87
Pro forma weighted average fair value of options granted	$13.28	$6.40	$9.62
Expected life (years)	4.8	5.3	5.6
Risk-free interest rate	2.7-4.0%	3.4-4.8%	3.9-5.2%
Expected volatility	26%	27%	30%
Dividend yield	0%	0%	0%

As the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. In addition, valuations are based on highly subjective assumptions about the future, including stock price volatility and exercise patterns.

Recently Issued Accounting Standards – In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal operation of a long-lived asset, except for certain obligations of lessees. It requires that the fair value of an asset retirement obligation be recognized as a liability in the period in which it is incurred if a reasonable estimate can be made and that the associated retirement costs be capitalized as part of the carrying amount of the long-lived asset. It is effective for fiscal years beginning after June 15, 2002. The impact of adoption of this statement was not significant.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and certain provisions of APB No. 30, Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. It also amends Accounting Research Bulletin No. 51, Consolidated Financial Statements. It establishes a single accounting model for the accounting for a segment of a business accounted for as a discontinued operation that was not addressed by SFAS No. 121 and resolves other implementation issues related to SFAS No. 121. It is effective for fiscal periods beginning after December 15, 2001. The impact of adoption of this statement was not significant.

Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. Intangible assets that have indefinite lives and goodwill are no longer amortized. This increased net income by approximately $1,750 per quarter, or $7,000 per year. The life of one product intangible asset with a net book value of $6,519 as of January 1, 2002, was extended based on a review of the expected remaining estimated useful life. During 2002, intangible assets with indefinite lives were tested for impairment resulting in the write-down of one intangible asset by $177. The initial test for impairment of goodwill as of January 1, 2002, was completed during the second quarter and no impairments were indicated. During 2003, impairment testing of goodwill and intangible assets with indefinite lives was performed and no impairments were indicated.

Goodwill and Other Intangible Assets – Adoption of SFAS No. 142:

	Year Ended December 31,
	2003	2002	2001
Reported net income	$121,251	$122,756	$243,263
Addback: Goodwill amortization	—	—	5,209
Addback: Workforce in place amortization	—	—	216
Adjust: Product intangible amortization	—	—	3,611

Adjusted net income	$121,251	$122,756	$252,299

Basic earnings per common share:
Reported net income	$0.50	$0.51	$0.98
Goodwill amortization	—	—	0.02
Product intangible amortization	—	—	0.01

Adjusted net income	$0.50	$0.51	$1.01

Diluted earnings per common share:
Reported net income	$0.49	$0.50	$0.95
Goodwill amortization	—	—	0.02
Product intangible amortization	—	—	0.01

Adjusted net income, diluted	$0.49	$0.50	$0.98

The following table displays the changes in the carrying amounts of goodwill, net, by geographic segment:

	North America	Europe	Latin America	Corporate and Other	Consolidated Goodwill, Net
January 1, 2002	$3,972	$24,200	$427,157	$46,748	$502,077
Foreign exchange and other	—	8,639	(104,020)	707	(94,674)

December 31, 2002	$3,972	$32,839	$323,137	$47,455	$407,403
Acquisitions	—	41,222	—	—	41,222
Foreign exchange and other	(2,500)	7,792	35,859	(111)	41,040

December 31, 2003	$1,472	$81,853	$358,996	$47,344	$489,665

During the second quarter of 2002, we elected to early adopt SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The impact of adoption was the reclassification into income from continuing operations of an extraordinary gain from the early retirement of subordinated notes of $7,120, net of taxes of $4,182, during the third quarter of 2001, an extraordinary gain of $3,413, net of taxes of $1,962, during the first quarter of 2002 and an extraordinary gain of $2,664, net of taxes of $1,531, during the second quarter of 2002.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities. This statement nullifies EITF Issue No. 94-3, Liability Recognition for Certain

Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). It requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred (rather than when the exit or disposal decision is made). It also establishes fair value as the objective for the initial measurement of the liability. It is effective for fiscal years beginning after December 31, 2002. The impact of adoption of this statement was not significant.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangement with Multiple Deliverables, which is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. It addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities and how arrangement considerations should be measured and allocated to the separate units of accounting in the arrangement. Reclassification of prior period amounts was required. The impact of adoption was not significant.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51, which addresses consolidation by business enterprises of variable interest entities (“VIE’s”). During December 2003, the FASB revised FASB Interpretation No. 46, deferring the effective date of application for public companies to the first reporting period ending after March 15, 2004, except for disclosure requirements and VIE’s that are special purpose entities. As part of the acquisition of Lab Chile, we acquired a note receivable secured by an option to acquire all of the outstanding shares of common stock of a company that owns 50.1% of a Latin American pharmacy chain, which had net revenues of $42,249 during the year ended December 31, 2003. As a result of the adoption on the interpretation, we may be required to consolidate the pharmacy chain as of March 31, 2004. We expect that our maximum exposure to loss is the recorded value of the note receivable, which was $1,728 at December 31, 2003.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies accounting for derivative instruments under SFAS No. 133. It is effective for contracts entered into after June 30, 2003. The impact of adoption of this statement was not significant.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The impact of adoption of this statement was not significant.

In December 2003, the FASB issued SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88 and 106 (revised 2003), that revised employers’ disclosures about pension plans and other postretirement benefits plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, 88 and 106. This statement retains the disclosure requirements in the original SFAS No. 132 and requires additional information on changes in the benefits obligations and fair values of plan assets. It requires additional disclosures including information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. It is effective for financial statements with fiscal years ending after December 15, 2003. The interim period disclosure requirements are effective for interim periods beginning after December 15, 2003. Disclosure information about foreign plans required by paragraphs 5(d), 5(e), 5(g), and 5(k) of this statement is effective for fiscal years ending after June 15, 2004. The impact of adoption of this statement was not significant.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, which revises the existing revenue recognition SAB in Topic 13, Revenue Recognition, in order for the interpretive guidance to be consistent with current accounting guidance, primarily EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The impact of adoption was not significant.

(3) Mergers and Acquisitions:

On January 24, 2003, we acquired ChemSource Corporation in Puerto Rico from Chemo Iberica S.A. and Quimica Sintetica S.A. for 1,250 shares of our common stock, valued at $12,393, and $100 in cash. ChemSource Corporation was subsequently renamed API Industries, Inc. (“API”). The total purchase price, including acquisition costs of $315, less cash acquired of $358, was $12,450. API develops, manufactures and sells active pharmaceutical ingredients for various pharmaceutical products, including many products that we sell or have under development. We acquired API to further our objective of complementing existing businesses and to provide new products and marketing opportunities. The operating results of API are included in the consolidated financial statements subsequent to the January 24, 2003, acquisition date.

On May 27, 2003, we entered into an agreement to acquire Advanced Tobacco Products, Inc. (“ATP”), for 296 shares of our common stock, valued at $4,097. On September 23, 2003, the transaction to acquire ATP was approved by the shareholders of ATP and the transaction was completed. The total purchase price, including acquisition costs of $254, less cash acquired of $332, was $4,183. ATP is an inhalation technology company that developed a patent for nicotine impermeable copolymer technology marketed for smoking cessation, that it sold to Pharmacia in 1987. ATP receives payments from Pharmacia on the sales of those products. ATP also has an exclusive license to certain dry powder inhaler technology from Duke University. We acquired ATP because of the complementary nature of ATP’s technology to our product line and because of the anticipated payments from sales of Pharmacia’s products incorporating the patented nicotine technology sold by ATP to Pharmacia. The operating results of ATP are included in the consolidated financial statements subsequent to the consummation of the acquisition on September 23, 2003.

On October 1, 2003, we acquired a branded respiratory business including license rights to certain branded respiratory products and the related marketing and sales forces in nine European countries. This acquisition was treated for accounting purposes as the acquisition of a business, rather than the acquisition of assets, since it meets the definition of a business under EITF Issue No. 98-3, Determining Whether a Nonmonetary Transaction Involves the Receipt of Productive Assets or of a Business. The total consideration due from us under the agreement, including minimum annual royalty payments, is $77,000, of which we paid $26,000 on closing, $24,000 is due on the first and second anniversaries of the closing date and $3,000 is due on the third anniversary. We are also required to make additional royalty payments on achieving certain annual sales levels up to a maximum of $1,265 per year, or $6,575 in total. The total purchase price, including acquisition costs of $949, plus the present value of future minimum royalty payments, which is treated as part of the purchase price, is $75,605. The present value of the payments due are recorded as long-term debt. As part of the acquisition, we assumed certain defined benefit obligations, which were recorded as long-term liabilities in the amount of the estimated projected benefit obligation. In addition, a receivable from the sellers was recorded for the amount of the estimated projected benefit obligation pending resolution of the amount that will be funded by the sellers into the pension plan or to us. The preliminary allocation of the purchase price is subject to adjustment based on receipt of final information on the fair value of assets acquired and liabilities assumed. The operating results of the acquired business are included in the consolidated financial statements subsequent to the consummation of the acquisition on October 1, 2003.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of acquisition, the purchase price paid and resulting goodwill.

Current assets, excluding cash acquired	$7,446
Property, plant and equipment	11,599
Intangible assets	33,730
Other assets	3,115

Total assets acquired	55,890

Current liabilities	2,413
Long-term debt	2,461

Total liabilities assumed	4,874

Net assets acquired	$51,016

Purchase price:
Cash, net of cash acquired	$25,592
Acquisition costs	1,518
Present value of future minimum royalty payments	48,638
Fair market value of stock issued	16,490

Total	$92,238

Goodwill	$41,222

The results of operations prior to the acquisitions were not significant in relation to our results of operations.

During 2002, IVAX Pharmaceuticals s.r.o., our subsidiary in the Czech Republic, acquired the remaining outstanding shares owned by minority interests for $2,151, resulting in IVAX Pharmaceuticals s.r.o. becoming wholly-owned.

On August 30, 2002, we acquired for $6,000 in cash Glaxo Wellcome S.A. (subsequently renamed “IVAX Manufacturing Argentina S.A.”), an Argentine manufacturing pharmaceutical company consisting primarily of a manufacturing facility, in order to consolidate manufacturing operations in Argentina. The operating results of this company are included in the consolidated financial statements subsequent to its acquisition date.

(4) Partial Sale of IVAX Diagnostics, Inc.:

On March 14, 2001, our wholly-owned subsidiary, IVAX Diagnostics, Inc. (“IVAX Diagnostics”), merged with b2bstores.com, a non-operating company with approximately $22,285 of cash, resulting in our owning approximately 70% of the newly merged public company. We received 20,000 shares of b2bstores.com common stock in exchange for all of the outstanding shares of IVAX Diagnostics and b2bstores.com’s name was changed to IVAX Diagnostics. For accounting purposes, this transaction is treated as a partial sale of IVAX Diagnostics in exchange for cash of b2bstores.com. We elected income statement recognition as our accounting policy for sales of subsidiary stock and recorded a gain of $10,278, which is included in “Other income, net” in the consolidated statements of operations. Deferred taxes have not been recorded related to the gain as it represents an outside basis difference and we expect we can recover our investment in IVAX Diagnostics tax-free. Also recorded was $1,041 of nondeductible compensation expense from outstanding options under the IVAX Diagnostics 1999 Stock Option Plan converting to a fair value plan as a result of the merger. IVAX Diagnostics is engaged in the development, manufacture and marketing of diagnostic test kits, reagents and instruments.

(5) Income from Discontinued Operations:

During June 2003, we recorded income from discontinued operations in the amount of $22,204, net of tax of $12,763, or $0.09 per diluted share, resulting from a number of agreements, for certain patent and product rights and the settlement of litigation related to a contingent sale price dispute from our 1997 sale of McGaw, Inc. to B. Braun Melsungen AG. Under these agreements, we received $13,896 of cash, net of related expenses incurred in 2003 and recorded a current tax payable of $5,072. In addition, the agreements provide for additional payments totaling $25,500 due in five approximately equal annual installments, which were recorded as a receivable discounted at 4%. We also accrued $1,622 of additional fees related to the settlement and a deferred tax liability of $7,691.

(6) Sale of Product Rights:

During 1997, we entered into an agreement to sell to Ortho-McNeil Pharmaceutical, Inc. (“OMP”), a subsidiary of Johnson & Johnson, which acquired ALZA Corporation in 2002, certain rights in Elmiron®. The agreement required an up-front payment, as well as milestones and royalties on sales of Elmiron®. A portion of the up-front and milestone payments that we have received and included in other income in prior years, $33,975 as of January 1, 2004, is refundable through December 31, 2004, and then ratably decreases through 2009, if our patent rights are found to be invalid and a brand equivalent of Elmiron® is introduced by another company.

We believe that the probability of occurrence of our patent rights being found invalid and a brand equivalent of Elmiron® being introduced by another company is remote, because substantially all agreements for the sale and licensing of a product contain representations and warranties by the seller that the underlying patent is valid. Elmiron® possesses strong patent protection and exclusive use legal protections and Elmiron®’s current and expected future market size makes it uneconomical for another company to incur the substantial cost to develop a generic equivalent, perform the long FDA clinical trials and litigate with OMP and us to obtain generic status. If the patent were to be challenged, then we, as the owner of the patent rights, would be entitled to a 30-month statutory delay, during which we would maintain exclusive right to sell Elmiron®. The active ingredient for Elmiron® is manufactured by only one source in the world and is subject to a “know-how” license held by us and because of the unique aspects of Elmiron®, we believe that there is no reliable means for a competitor to demonstrate the bio-equivalence that would be required for approval of a potential generic. The potential refund represents a warranty provision, which is not inconsistent with representations and warranties (typically without quantification of damages) that are present in most sales and licensing agreements. When conducting our analysis of the amount to record of the warranty obligation, we first assessed the chance of an adverse outcome under the warranty arrangement. Since we determined the chance of an adverse outcome to be remote, no provision for the warranty was recorded.

During the fourth quarter of 2002, we received $20,000 in connection with certain amendments to the contract. Upon acquisition of ALZA by OMP, representatives of OMP made it clear to us that they believed that the existing royalty structure, which provided for escalating royalties at certain sales levels, created a disincentive towards the continued growth of and their investment in the product. In order to address these issues, in exchange for minimum guaranteed royalties through 2006, we agreed to forego our rights to receive increased royalty payments upon sales of Elmiron® by OMP beyond certain sales levels and reduced the royalty rates we would receive at other sales levels. We also provided for the orderly transition of the manufacture of Elmiron® to OMP. As the $20,000 payment was nonrefundable and since we have no other obligations under the agreement other than those related to the manufacture of Elmiron® on fair market terms, we determined that the $20,000 up-front payment is the culmination of a separate earnings process and recorded the payment as additional proceeds from the 1997 sale of

Elmiron® to OMP. We will continue to receive payments from OMP over the next several years based upon sales of Elmiron® by OMP.

Royalty and milestone payments from the 1997 sale of rights in Elmiron® and certain other urology products in the United States and Canada to OMP totaled $12,835 in 2003, $35,150 in 2002 and $13,792 in 2001, and are included in other income as additional gain on the sale of product rights. Royalties and milestone payments receivable from OMP included in “Other current assets” in the accompanying consolidated balance sheets totaled $8,307 at December 31, 2003, $12,276 at December 31, 2002, and $11,070 at December 31, 2001.

(7) Investments in and Advances to Unconsolidated Affiliates:

We have ownership interests of 50% or less in various unconsolidated affiliates. Non-marketable investments in these affiliates totaled $9,625 at December 31, 2003, and $6,638 at December 31, 2002, and are included in “Other assets” in the accompanying consolidated balance sheets. Undistributed earnings of these affiliates, as well as our equity in their earnings, were not significant in any of the periods presented in the accompanying consolidated financial statements.

(8) Debt:

Long-term debt consists of the following:

	December 31,
	2003	2002
4.5% Convertible Senior Subordinated Notes due 2008. Interest payable semi-annually. 4.8% effective interest rate.	$533,900	$561,200
5.5% Convertible Senior Subordinated Notes due 2007. Interest payable semi-annually. 5.9% effective interest rate.	249,000	250,000
QVAR® related payables	55,368	75,086
European respiratory business related payables	49,003	—
Mortgage note, due August 21, 2008, 4.3% interest rate through August 21, 2005, thereafter prime plus 0.25%	14,857	—
Other international subsidiaries’ debt, due from 2004 to 2010, at interest rates ranging from 3.5% to 5.5%	11,814	14,670

Total long-term debt	913,942	900,956
Less: Current portion of long-term debt	58,607	28,617

Long-term debt, net of current portion	$855,335	$872,339

The 4.5% Notes are convertible at any time prior to maturity, unless previously redeemed, into 31.21094 shares of our common stock per $1,000 of principal amount of the 4.5% Notes. This results in a conversion price of approximately $32.04 per share. As of December 31, 2003, the 4.5% Notes could convert into 16,664 shares of our common stock. We may redeem the 4.5% Notes on or after May 29, 2004. Unamortized debt issuance costs related to the 4.5% Notes was $8,816 at December 31, 2003, and $11,390 at December 31, 2002, which is being amortized using the effective interest method to interest expense over the life of the 4.5% Notes. During 2003, we repurchased $27,300 of 4.5% Notes for $24,496, plus accrued interest of $346, and wrote off debt issuance costs of $530. This resulted in a gain on the extinguishment of debt of $2,274. During 2002, we repurchased $98,800 of 4.5% Notes for $79,252, plus accrued interest of $1,257, and wrote off debt issuance costs of $2,202, resulting in a gain on extinguishment of debt of $17,346. During 2001, we repurchased $65,000 of 4.5% Notes for $52,070, plus accrued interest of $1,155, and wrote off debt issuance costs of $1,628. This resulted in a gain on the extinguishment of debt of $11,302.

The 5.5% Notes are convertible at any time prior to maturity, unless previously redeemed, into 42.05938 shares of our common stock per $1,000 of principal amount of the 5.5% Notes. This results in a conversion price of approximately $23.78 per share. As of December 31, 2003, the 5.5% Notes could convert into 10,473 shares of our common stock. We may redeem the 5.5% Notes on or after May 29, 2003. Unamortized debt issuance costs related to the 5.5% Notes was $2,925 at December 31, 2003, and $3,905 at December 31, 2002, which is being amortized using the effective interest method to interest expense over the life of the 5.5% Notes. During 2003, we repurchased $1,000 of 5.5% Notes for $935, plus accrued interest of $12, and wrote off debt issuance costs of $16. This resulted in a gain on the extinguishment of debt of $49.

As described in Note 2, payments for the acquisition of QVAR® are due through the third anniversary of the effective date. The payments carried no stated interest rate and were discounted at a 3.7% rate resulting in amounts that were recorded as long-term debt in the accompanying consolidated balance sheets of $55,368 at December 31, 2003, and $75,086 at December 31, 2002. The current portion of this debt was $31,000 at December 31, 2003. In addition, payments for the technical files, trademark and related rights to the MDPI are due through June 30, 2005. The payments carried no stated interest rate and were discounted at a 3.5% rate resulting in long-term debt of $5,868 at December 31, 2003, and $7,359 at December 31, 2002. The current portion of this debt was $0 at December 31, 2003.

As described in Note 3, the present value of future minimum royalty payments for the acquisition of a branded respiratory business including license rights and the related marketing and sales forces in nine European countries are due through the third anniversary of the effective date. The payments carried no stated interest rate and were discounted at a 3.0% rate resulting in $49,003 at December 31, 2003, that was recorded as additional long-term debt in the accompanying consolidated balance sheet. The current portion of this debt was $24,000 at December 31, 2003.

On August 22, 2003, we executed a mortgage note and borrowed $15,000 from a financial institution. The note matures on August 21, 2008, and bears interest at an annual rate of 4.3% through August 21, 2005. Thereafter, through the maturity date, the interest rate is adjusted annually based on a variable rate of twenty-five basis points over the prime rate. The note requires monthly principal payments of $36 plus interest, with a balloon payment of $12,888 due August 21, 2008. The mortgage covers the land and building at our corporate headquarters in Miami which had a net book value of $7,921 at December 31, 2003.

During January 2002, we repaid $48,000 of United States denominated loans held by an Argentine subsidiary resulting in a pretax foreign exchange loss of $2,824.

Certain of our international subsidiaries maintain relationships with foreign banks providing short-term lines of credit in the aggregate amount of approximately $23,000 at December 31, 2003, and $22,000 at December 31, 2002. Short-term borrowings totaled $17,804 at December 31, 2003, and $14,935 at December 31, 2002, and are included as “Loans payable” in the accompanying consolidated balance sheets.

The estimated fair values of long-term debt and notes payable are as follows:

	December 31,
	2003	2002
4.5% Convertible Senior Subordinated Notes due 2008	$538,924	$461,893
5.5% Convertible Senior Subordinated Notes due 2007	255,701	224,173
QVAR® related payables	55,368	75,086
European respiratory business related payables	49,003	—
Mortgage note	14,857	—
Other international subsidiaries’ debt	11,814	14,671

Total	$925,667	$775,823

Fair value of the 4.5% and 5.5% Convertible Senior Subordinated Notes is based on available quoted market prices. We believe that the carrying amounts of other debt approximate the fair value due to it being recently incurred or the short-term nature of the debt.

The stated future maturities of all long-term debt for the next five years and thereafter are approximately $58,608 for 2004, $51,968 for 2005, $2,771 for 2006, $251,139 for 2007, $548,056 for 2008 and $1,400 thereafter.

(9) Restructuring Costs:

During 2003, we incurred $3,706 of restructuring costs, primarily employee termination benefits, related to restructuring in Europe and Chile.

During 2002, we incurred $4,242 of restructuring costs, which were substantially paid out during the second quarter, at two subsidiaries, consisting primarily of employee termination benefits.

During 2001, we incurred $2,367 of restructuring costs, primarily severance, related to the integration of our Argentine operations with the Argentine operations of Lab Chile, which were expensed when paid. In addition, we recorded $887 of accruals for restructuring the operations of Lab Chile, which are included in non-cash activity in 2001 in the table below.

The components of the restructuring costs, spending and other activity, as well as the remaining restructuring reserve balances at December 31, 2003, 2002 and 2001 are shown in the table below. These restructuring costs are shown as “Restructuring costs” in the accompanying consolidated statements of operations. The restructuring reserve balances are included in “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheets.

	Employee Termination Benefits	Plant Closures	Total
Balance at January 1, 2001	$110	$619	$729
Accrual of restructuring costs	2,395	(28)	2,367
Cash payments during 2001	(2,756)	(344)	(3,100)
Non-cash activity	718	143	861

Balance at December 31, 2001	467	390	857
Accrual of restructuring costs	4,398	(156)	4,242
Cash payments during 2002	(4,291)	(241)	(4,532)
Non-cash activity	84	7	91

Balance at December 31, 2002	658	—	658
Accrual of restructuring costs	3,485	221	3,706
Cash payments during 2003	(2,522)	—	(2,522)
Non-cash activity	106	21	127

Balance at December 31, 2003	$1,727	$242	$1,969

(10) Income Taxes:

The provision for income taxes on continuing operations before minority interest consists of the following:

	Year Ended December 31,
	2003	2002	2001
Current:
United States Federal	$7,148	$34,635	$75,547
State	2,764	2,267	4,520
Puerto Rico and the U.S. Virgin Islands	(1,010)	854	860
Foreign	19,558	22,096	16,783
Deferred
United States	19,894	(7,491)	(48,777)
Foreign	(2,795)	(619)	5,132

Total	$45,559	$51,742	$54,065

The components of income from continuing operations before income taxes and minority interest are as follows:

	Year Ended December 31,
	2003	2002	2001
United States	$87,938	$83,539	$209,443
Puerto Rico and the U.S. Virgin Islands	19,417	11,693	17,928
Foreign	37,063	74,267	69,613

Total	$144,418	$169,499	$296,984

A reconciliation of the difference between the expected provision for income taxes using the statutory United States Federal tax rate and our actual provision is as follows:

	Year Ended December 31,
	2003	2002	2001
Tax using statutory United States Federal tax rate at 35%	$50,547	$59,324	$104,171
Effect of state income taxes	1,797	1,474	2,938
Write-down of non-deductible cost in excess of net assets of acquired companies	—	—	18
Utilization of previously reserved net operating loss and tax credit carryforwards	—	—	(29,590)
Tax effect of intercompany income eliminated on books	—	—	7,600
Reduction of valuation allowance on deferred tax assets	(2,611)	(3,565)	(11,216)
Foreign tax rate differential	(3,555)	(10,131)	(20,253)
Effect of Puerto Rico taxes and tollgate	(1,010)	854	860
Puerto Rico and U.S. possessions tax incentives	(6,057)	(3,881)	(6,275)
Foreign operating losses not benefited	9,692	5,615	13,984
Tax claims and other matters	(2,700)	—	(6,333)
Other	(544)	2,052	(1,839)

Total	$45,559	$51,742	$54,065

In 2003 and 2002, the effective tax rate was less than the statutory rate primarily due to low tax rates applicable to our Puerto Rico and Waterford, Ireland manufacturing operations and our Swiss and Chilean operations. In 2001, the effective tax rate was lower than the United States statutory income tax rate, principally due to net operating loss and tax credit carryforwards and tax incentives in certain jurisdictions where our manufacturing facilities are located. The domestic current provision was favorably impacted by $29,590 during 2001 from utilization of previously reserved net operating loss (“NOL”) and tax credit carryforwards. The 2001 domestic current provision was also favorably impacted by the non-taxable gain on the partial sale of IVAX Diagnostics. Payment of the current tax provision will be reduced by $1,930 for our domestic operations and $2,303 for our foreign operations for the year ended December 31, 2003, were reduced by $1,411 for our domestic operations and $421 for our foreign operations the for the year ended December 31, 2002, and were reduced by $8,040 for our domestic operations and $2,571 for our foreign operations for the year ended December 31, 2001, representing the incremental impact of compensation expense deductions associated with non-qualified stock option exercises during those years. In addition, during 2001 we recorded $7,390 of tax effect of prior years’ stock option exercises. These amounts were credited to “Capital in excess of par value.” During 2001, we recognized $20,000 United States taxable income on the intercompany assignment of a contract. For financial reporting purposes this transaction was eliminated in consolidation.

Valuation allowances previously recorded against the foreign and domestic net deferred tax assets of $2,611 in 2003, $3,565 in 2002 and $11,216 in 2001 were reversed due to management’s expectation of increased taxable income in the coming year. The domestic net deferred tax asset was $79,187 at December 31, 2003, and $108,654 at December 31, 2002, and the aggregate net deferred tax asset in foreign countries was $14,930 at December 31, 2003, and $7,508 at December 31, 2002. As of December 31, 2003 and 2002, the domestic deferred tax asset was not reserved. As of December 31, 2003, the aggregate foreign net deferred tax asset was approximately 66% reserved. Realization of the net deferred tax assets is dependent upon generating sufficient future domestic and foreign taxable income. Although realization is not assured, management believes it is more likely than not that the unreserved portion of the net deferred tax assets will be realized.

Deferred taxes arise due to temporary differences in reporting of certain income and expense items for book purposes and income tax purposes. A detail of the significant components of deferred tax assets (liabilities) in the accompanying consolidated balance sheets is as follows:

	December 31,
	2003	2002
Accounts receivable allowances	$66,542	$77,755
Reserves and accruals	13,039	16,969
Differences in capitalization of inventory costs	243	406
Other	6,918	4,809

Amount included in “Other current assets”	86,742	99,939

Basis differences on fixed assets	—	513
Recognition of revenue	219	146
Carrying value of long-term assets	1,340	1,978
Other	4,035	10,564
Tax credits	1,600	1,600
Net operating losses – United States	4,790	5,850
Net operating losses – foreign	34,009	27,783

Amount included in “Other assets”	45,993	48,434

Other, amount included in “Accrued expenses and other current liabilities”	(5,012)	(6,732)

Fixed assets basis difference	(1,631)	(3,055)
Other	(17,124)	(17,374)

Other, amount included in “Other long-term liabilities”	(18,755)	(20,429)

Deferred tax asset	108,968	121,212
Valuation allowance	(34,009)	(27,783)

Net deferred tax asset	$74,959	$93,429

United States income taxes have not been provided on undistributed earnings of Puerto Rican operations or foreign subsidiaries, as such earnings are being retained indefinitely by such subsidiaries for reinvestment. The cumulative amount of such undistributed earnings is approximately $304,449 as of December 31, 2003. Any United States tax amounts due would be reduced by allowable foreign tax credits.

Income from IVAX Pharmaceuticals’ Puerto Rico manufacturing operations is subject to certain tax exemptions under the terms of a grant from the Puerto Rican government, which will expire on January 1, 2021. The grant reduced tax expense by approximately $6,217 in 2003, $3,515 in 2002 and $4,499 in 2001. Under the terms of the grant, IVAX Pharmaceuticals is required to maintain certain employment levels.

We have historically received a United States tax credit under Section 936 of the Internal Revenue Code for certain income generated by our Puerto Rico and Virgin Islands operations. This credit was approximately $6,057 for 2003, $3,881 for 2002 and $6,275 for 2001, and offset the United States tax liability of such operations. In 1996, Congress repealed the Section 936 tax credit and it will be phased out over four years beginning in 2002. Under the current tax law, no tax credit will be available after December 31, 2005.

At December 31, 2003, we had a limited United States NOL carryforward, which can be used only at an annual rate of $3,028, and foreign NOL carryforwards, which are comprised of:

Expire	United States	Foreign
2004	$—	$5,940
2005	—	14,686
2006	6,056	10,468
2007	2,733	52,772
2008	4,896	14,061
2009	—	6,348
2010	—	10,940
2011	—	497
2012	—	7,200
2013	—	1,408
Indefinite	—	57,417

Total	$13,685	$181,737

Minority interest included in the accompanying consolidated statements of operations is net of a provision for income taxes of $29 in 2003, $37 in 2002 and $(67) in 2001.

(11) Retirement Plans:

401(k) Plans - Our employees within the United States and the Virgin Islands are eligible to participate in a 401(k) retirement plan and Puerto Rico employees are eligible to participate in a 165(e) plan, which permit pre-tax employee payroll contributions (subject to certain limitations) and discretionary employer matching contributions. Total matching contributions were $2,010 in 2003, $1,454 in 2002 and $1,275 in 2001.

Pension Plans – Our employees within Ireland are eligible to participate in a defined benefit pension plan. The plan requires employees to share in the costs. As of December 31, 2003, 544 employees were covered by this plan and 145 former members have retained entitlements to deferred benefits. As of December 31, 2002, 560 employees were covered by this plan.

Actuarial assumptions for the plan include: (a) 7.0% for the expected long-term rate of return on plan assets, (b) 5.25% for 2003, 5.5% for 2002 and 6.0% for 2001 for the discount rate calculating the projected benefit obligation and (c) 4.0% for the rate of average future increases in compensation levels.

Net periodic pension costs, representing our contributions to the plan, for the twelve months ended December 31, 2003 and 2002, were as follows:

	December 31,
	2003	2002
Net Periodic Pension Cost:
Service cost	$2,028	$994
Interest cost	846	533
Expected return on plan assets	(675)	(578)
Amortization of transition obligation	233	45

Net periodic pension cost	$2,432	$994

A reconciliation of the projected benefit obligation for the pension plan to the recorded accrued pension liability is as follows:

	December 31,
	2003	2002
Projected benefit obligation for service rendered to date	$(21,296)	$(14,315)
Plan assets at fair value, primarily mutual funds	13,176	8,262

Projected benefit obligation in excess of plan assets	(8,120)	(6,053)
Unrecognized net gain	(404)	—
Unrecognized net obligation	7,007	6,053

Accrued pension liability	$(1,518)	$—

A reconciliation of the pension benefit obligation is as follows:

	December 31,
	2003	2002
Pension Benefit Obligations:
Start of year	$14,315	$8,416
Service cost	2,028	1,606
Employee contribution	659	586
Interest cost	846	533
Benefits paid	(242)	(251)
Unrecognized actuarial gain	404	1,482
Translation adjustment	3,286	1,943

At end of year	$21,296	$14,315

A reconciliation of the fair value of the pension assets is as follows:

	December 31,
	2003	2002
Fair Value of Pension Assets:
Start of year	$8,262	$7,206
Employer contribution	1,069	994
Employee contribution	659	585
Actual return	1,442	(1,542)
Benefits paid	(242)	(252)
Translation adjustment	1,986	1,271

At end of year	$13,176	$8,262

The accumulated benefit obligation was $15,310, of which $10,514 was vested, at December 31, 2003, and $6,494, of which $5,569 was vested, at December 31, 2002.

We sponsored a defined benefit pension plan for employees within the United Kingdom, which was closed in 1998 and contributions to the plan were ceased. As a result of closing the plan, the accumulated benefit obligation, all of which was vested, equals the projected benefit obligation. In addition, we have initiated the process of terminating the pension plan and agreed with the trustees that any excess assets over the Minimum Funding Requirement will not revert to us, which is treated as a plan amendment. A valuation of the funded status of the plan in relation to the Minimum Funding Requirement under United Kingdom regulations for termination purposes is in process.

Net pension expenses for the United Kingdom plan were $482 for 2003 and $0 for 2002.

A reconciliation of the projected benefit obligation for the United Kingdom pension plan to the recorded accrued pension liability is as follows:

	December 31,
	2003	2002
Projected benefit obligation for service rendered to date	$(15,985)	$(16,008)
Plan assets at fair value, primarily mutual funds	15,985	13,651

Projected benefit obligation in excess of plan assets	—	(2,357)
Unrecognized net obligation	3,939	2,357
Prior service cost	(4,684)	—

Accrued pension liability	$(745)	$—

As discussed in Note 3, on October 1, 2003, we assumed a defined benefit pension plan in Germany related to the purchase of a branded respiratory business in Europe. As of December 31, 2003, 12 employees were covered by this plan. A receivable from the sellers of $2,645 as of December 31, 2003, was recorded for the amount of the estimated projected benefit obligation pending resolution of the amount that will be funded by the sellers into the pension plan or to us. In addition, the projected benefit obligation of $2,746 as of December 31, 2003, is recorded in other long-term liabilities. During the fourth quarter of 2003, $95 of pension expense was recorded related to the plan.

(12) Shareholders’ Equity:

Equity Compensation Plan Information - The following table summarizes information about equity compensation plans (number of shares in thousands):

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category
Equity compensation plan approved by security holders:
1994 Plan	10,562	$12.45	1,756
Equity compensation plans not approved by security holders:
1997 Plan	14,124	13.92	5,851
1985 Plan	35	7.20	—

Total	24,721	$13.28	7,607

We administer and have stock options outstanding under our 1997 Employee Stock Option Plan (“1997 Plan”), our 1994 Stock Option Plan (“1994 Plan”) and our 1985 Stock Option Plan (“1985 Plan”). The options outstanding under the plans assumed in business acquisitions were converted into options to acquire our common stock using the applicable exchange ratios. No additional stock options may be issued under the 1985 Plan. On July 28, 2003, our Board of Directors approved an increase to 28,750 shares of our common stock that may be issued under the 1997 Plan. The 1994 Plan permits the issuance of options to employees, non-employee directors and consultants to purchase up to 16,406 shares of our common stock. Both plans provide that the exercise price of the issued options shall be no less than the fair market value of the common stock on the date of grant and that the option terms shall not exceed ten years.

The following table presents additional information concerning the activity in the stock option plans (number of shares in thousands):

	2003		2002		2001
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance at beginning of year	23,800	$13.92	20,945	$13.58	17,106	$9.50
Granted	5,245	9.48	4,842	14.22	6,372	22.37
Exercised	(2,138)	8.03	(851)	6.18	(1,914)	7.34
Terminated/exchanged	(2,186)	16.24	(1,136)	16.52	(619)	10.56

Balance at end of year	24,721	13.28	23,800	13.92	20,945	13.58

Exercisable at December 31,	12,666	$12.74	10,964	$10.46	7,255	$7.68

The following table summarizes information about fixed stock options outstanding at December 31, 2003 (number of shares in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/03	Weighted Average Exercise Price
$ 0.00 - $3.15	27	0.8	$2.99	27	$2.99
$ 3.16 - $6.30	4,057	1.8	4.13	4,057	4.13
$ 6.31 - $9.46	4,750	6.8	8.74	298	7.79
$ 9.47 - $12.61	4,246	4.9	11.35	2,579	11.58
$ 12.62 - $15.76	5,351	5.4	15.12	2,217	15.05
$ 15.77 - $18.91	348	4.2	17.26	186	17.40
$ 18.92 - $22.06	2,640	4.0	20.85	1,251	20.81
$ 22.07 - $25.22	2,637	5.9	23.02	1,597	23.01
$ 25.23 - $28.37	391	3.6	27.48	286	27.51
$ 28.38 - $31.52	274	4.6	30.55	168	30.59

	24,721	4.8	$13.28	12,666	$12.74

Employee Stock Purchase Program – On June 17, 1999, the IVAX Corporation 1999 Employee Stock Purchase Plan (“ESPP”) was approved at the Annual Meeting of Shareholders. Our Board of Directors also approved the purchase of common stock in the open market, as needed, for the ESPP. The maximum number of shares available for sale under the ESPP is 6,563, subject to future increases as stated in the plan. The ESPP became effective January 1, 2000, for employees based in the United States and Puerto Rico, and allows them to purchase our common stock at 85% of the fair market value on the enrollment date or exercise date, whichever is lower. The maximum amount of stock an employee may purchase in a year is $25 and subsequent resale is restricted as stated in the plan. The ESPP is accounted for as a non-compensatory plan.

Share Repurchase Program – On March 15, 2002, our Board of Directors expanded the authorization of our share repurchase program by an additional 12,500 shares of common stock or a like-valued amount of our convertible debentures, bringing the total authorized for repurchase to 84,375 shares. From December 31, 1997, through December 31, 2003, we repurchased 67,905 shares of common stock at a total cost, including commissions, of $562,410. Under Florida law, unless otherwise designated by our Board of Directors, repurchased shares constitute authorized but unissued shares.

We repurchased (including shares repurchased via the physical settlement method disclosed below) 875 shares of our common stock in 2003 at a total cost, including commissions, of $8,997, 4,853 shares in 2002 for $59,391 and 8,474 shares in 2001 for $155,097.

Put Options – Prior to adopting EITF Issue No. 00-19 in 2001, we reclassified the maximum repurchase obligation for outstanding put options under the physical settlement method of $84,503 from “Capital in excess of par value” into a separate temporary equity account “Put options.”

During 2001, we issued eight free-standing put options for 2,313 shares, bearing strike prices ranging from $15.20 to $25.20, expiring from November 2001 through April 2002, and collected premiums totaling $4,670 that were credited to “Capital in excess of par value” in the accompanying consolidated balance sheet at December 31, 2001. In addition, we rolled forward (renewed) three put options for 1,094 shares into two put options for 1,094 shares prior to expiration, bearing strike prices ranging from $23.84 to $25.44, expiring from May 2001 through January 2002 and collected premiums totaling $153 that were credited to “Capital in excess of par value” in the accompanying consolidated balance sheet at December 31, 2001. In the event the put options were exercised, we had the right to elect to settle by one of three methods: physical settlement by payment in exchange for our shares, net cash settlement or net share settlement. These European style options were exercisable only on the respective expiration dates and would be exercised “in the money” once the strike price per option exceeded the market value of our common stock on the expiration date of the option.

During 2001, seven freestanding put options for 2,579 shares of our common stock expired unexercised, one of which was issued in 2001 for 250 shares. Five put options were exercised for 2,048 shares by the holders at strike prices ranging from $22.14 to $25.20 during 2001. We elected the physical settlement method upon the exercise of one put option for 351 shares and paid $7,785 in exchange for the underlying shares. We elected the net share settlement method for the exercises of the remaining four put options for 1,695 shares and issued 393 shares of our common stock in settlement of the obligation.

During 2002, five put options were exercised for 1,500 shares by the holders at strike prices ranging from $15.20 to $25.82. We elected the physical settlement method upon the exercise of two put options for 625 shares and paid $12,725 in exchange for the underlying shares. We elected the net share settlement method for the exercises of the remaining three put options for 875 shares and issued 1,214 shares of our common stock in settlement of the obligation.

Diagnostics Warrants – As of December 31, 2003, IVAX Diagnostics has warrants outstanding that expire in February 2005 to purchase up to 400 shares of IVAX Diagnostics’ common stock at a price of $13.20 per share.

Diagnostics Stock Option and Performance Plans – Effective June 29, 1999, the Board of Directors of IVAX Diagnostics, a wholly-owned subsidiary of ours at the time, approved the IVAX Diagnostics 1999 Stock Option Plan. The plan permits the issuance of options to employees, non-employee directors and consultants of IVAX Diagnostics to purchase up to 2,000 shares of the 50,000 authorized shares of IVAX Diagnostics. In June and August 1999, non-qualified options of 1,145 shares of common stock were granted to employees of IVAX Diagnostics with an exercise price of $0.73 per share, a vesting schedule of 50% at the end of year two, 25% at the end of years three and four and an expiration date of June to August 2006. On September 30, 1999, prior to the merger of IVAX Diagnostics with b2bstores.com, the Board of Directors of b2bstores.com approved the 1999 Performance Equity Plan (the “Performance Plan”). The Performance Plan authorizes the grant of up to 2,000 shares of common stock to key employees, officers, directors and consultants. Both incentive and non-qualified options may be issued under the Performance Plan. Prior to the creation of the Performance Plan, options to purchase an additional 1,000 shares of common stock were granted by the Board of Directors of b2bstores.com to certain of its former officers. As of December 31, 2003, options for 1,918 shares of common stock were outstanding under these plans and as of December 31, 2002, options for 2,034 shares were outstanding.

Diagnostics Share Repurchase Program – During 2002, IVAX Diagnostics’ Board of Directors authorized the repurchase of up to 2,000 shares of its publicly held common stock. During 2002, IVAX Diagnostics repurchased publicly held common stock. As of December 31, 2003, we held approximately 20,000 shares of the total 27,659 IVAX Diagnostics common shares outstanding, or 72% ownership.

Convertible Debt – See Note 8, Debt, for comments regarding convertible senior subordinated notes.

Dividends – We did not pay dividends during the years ended December 31, 2003, 2002 and 2001.

(13) Business Segment Information:

IVAX is a multinational company with subsidiaries that operate in the pharmaceutical business and are engaged in the research, development, manufacture, marketing and sale of pharmaceutical products. Pharmaceutical products include prescription drugs and over-the-counter products. We review financial information, allocate resources and manage our business by major operating subsidiary. However, our pharmaceutical subsidiaries utilize similar production processes, and sell similar types of products to similar types of customers under similar regulatory environments using similar methods of distribution. We also expect these subsidiaries to have similar long-term financial performance. Since these pharmaceutical subsidiaries meet the aggregation criteria under paragraph 17 of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the pharmaceutical operating subsidiaries are aggregated into one reportable segment, pharmaceutical, and all other subsidiaries are reported in Corporate and other.

To provide additional information, we have disaggregated our pharmaceutical segment results into the geographic regions in which the subsidiaries are located. The North America region contains our subsidiaries in the United States and Canada. The Europe region contains subsidiaries located in Europe. Latin America consists of subsidiaries in South America and Mexico. Corporate and other includes the diagnostic subsidiaries, animal health subsidiary and subsidiaries located in other geographic regions as well as corporate activities and elimination of intercompany transactions.

The information provided is based on internal reports and was developed and utilized by management for the sole purpose of tracking trends and changes in the results of the regions. The information, including the allocations of expense and overhead, was calculated based on a management approach and may not reflect the actual economic costs, contributions or results of operations of the regions as stand-alone businesses. If a different basis of presentation or allocation were utilized, the relative contributions of the regions might differ but the relative trends would, in management’s view, likely not be materially impacted.

The table below sets forth net revenues and profits in the regional presentation.

	North America	Europe	Latin America	Corporate and Other	Total IVAX
2003
External net sales	$626,590	$437,574	$251,067	$53,671	$1,368,902
Intercompany sales	1,222	69,330	—	(70,552)	—
Other revenues	22,767	25,568	838	2,264	51,437

Net revenues	650,579	532,472	251,905	(14,617)	1,420,339

Asset impairment and restructuring	—	3,404	302	—	3,706

Operating income (loss)	131,087	5,678	50,948	(15,135)	172,578

Interest income	3	619	1,126	1,962	3,710
Interest expense	(1,470)	101	(946)	(41,293)	(43,608)
Other income (expense)	6,633	(5,495)	(2,026)	10,982	10,094
Equity earnings of affiliates	—	—	—	1,644	1,644
Tax provision (benefit)	40,663	3,892	13,195	(12,191)	45,559

Income (loss) from continuing operations before minority interest	95,590	(2,989)	35,907	(29,649)	98,859

2002
External net sales	$476,085	$371,987	$227,933	$44,713	$1,120,718
Intercompany sales	1,554	40,872	—	(42,426)	—
Other revenues	30,971	41,573	1,204	2,778	76,526

Net revenues	508,610	454,432	229,137	5,065	1,197,244

Asset impairment and restructuring	(183)	3,382	1,043	—	4,242

Operating income (loss)	100,360	36,911	33,699	(21,243)	149,727

Interest income	4	2,031	2,500	3,555	8,090
Interest expense	(1,265)	(1,029)	(1,728)	(44,617)	(48,639)
Other income (expense)	28,558	(4,883)	1,929	33,839	59,443
Equity earnings of affiliates	—	—	—	878	878
Tax provision (benefit)	43,146	11,654	9,201	(12,259)	51,742

Income from continuing operations before minority interest	84,511	21,376	27,199	(15,329)	117,757

2001
External net sales	$582,471	$302,569	$222,444	$36,554	$1,144,038
Intercompany sales	2,838	61,267	—	(64,105)	—
Other revenues	9,652	55,269	1,740	4,678	71,339

Net revenues	594,961	419,105	224,184	(22,873)	1,215,377

Asset impairment and restructuring	—	343	2,024	—	2,367

Operating income (loss)	200,054	36,795	32,652	(1,612)	267,889

Interest income	79	2,981	1,933	16,256	21,249
Interest expense	(36)	(999)	(4,506)	(36,250)	(41,791)
Other income (expense)	33,969	(13,152)	4,277	23,473	48,567
Equity earnings of affiliates	—	—	28	1,042	1,070
Tax provision (benefit)	75,407	9,438	13,495	(44,275)	54,065

Income from continuing operations before minority interest	158,659	16,187	20,889	47,184	242,919

In 2002, the Argentine peso and Venezuelan bolivar devalued significantly in relation to the United States dollar. As a result, the operating results and net asset position in these currencies decreased significantly when converted into United States dollars.

The following table reconciles long-lived assets by geographic region to the consolidated total:

Year	North America	Europe	Latin America	Corporate and Other	Total IVAX
2003	$339,353	$432,668	$466,329	$126,884	$1,365,234
2002	310,422	306,361	423,576	108,589	1,148,948
2001	207,608	226,071	544,638	107,826	1,086,143

Long-lived assets exclude the long-term net deferred tax asset included in “Other assets” on the accompanying consolidated balance sheets.

The following table shows additions to long-lived assets and depreciation/amortization by region:

	Additions to Long-Lived Assets			Depreciation/Amortization
Region	2003	2002	2001	2003	2002	2001
North America	$37,914	$116,900	$159,395	$28,416	$21,845	$13,324
Europe	124,442	68,784	49,204	36,948	26,252	20,372
Latin America	8,466	14,996	458,755	7,896	7,711	12,763

We sell products in a large number of countries; however, only two countries, the United States and the United Kingdom, have net revenues that are material to consolidated net revenues. Additionally, we have material amounts of long-lived assets in the United States, the United Kingdom and Chile. The following table summarizes net revenues based on the location of the third party customer and long-lived assets based on the country of physical location:

GEOGRAPHIC AREAS:

		United States	United Kingdom	Chile	Other	Total
Net revenues	2003	$700,283	$232,517	$75,560	$411,979	$1,420,339
	2002	570,676	218,097	81,630	326,841	1,197,244
	2001	567,507	262,037	39,856	345,977	1,215,377
Long-lived assets	2003	465,956	226,466	265,069	407,743	1,365,234
	2002	417,696	192,729	220,080	318,443	1,148,948
	2001	317,345	147,891	243,520	377,387	1,086,143

NET REVENUES BY PRODUCT TYPE:

	Net Revenues
	2003	2002	2001
Proprietary and branded	$539,507	$530,607	$528,652
Generic pharmaceutical	880,832	666,637	686,725

Total	$1,420,339	$1,197,244	$1,215,377

No single customer accounted for 10% or more of our consolidated net revenues for any of the three years ended December 31, 2003. Other revenues included in net revenues in the accompanying consolidated statements of operations consist of license fees, royalties, and development service fees.

In October 2002, we entered into a new agreement with Bristol-Myers Squibb that superseded, effective November 2002, the prior product collaboration agreement. The new agreement, which in part relates to some of the subject matter of the earlier agreement, also encompasses additional arrangements between the parties and had a term of ten months.

(14) Commitments and Contingencies:

Sales of Businesses and Gain on Sale – Significant assumptions in the preparation of the financial statements include our belief that the outcome of contingencies indemnified by us in the sale of certain businesses will not have a material effect on future operations and that the probability of a refund of previously recognized gain on sale of product rights is remote.

Leases – We lease office, plant and warehouse facilities and automobiles under non-cancelable operating leases. Motor vehicles, production equipment and certain manufacturing facilities are also leased under capital leases. Rent expense totaled approximately $8,039 in 2003, $7,755 in 2002 and $8,686 in 2001. The future minimum lease payments under non-cancelable capital leases and their related assets recorded at December 31, 2003 and 2002, were not material. The future minimum lease payments under non-cancelable operating leases with initial or remaining terms of one year or more at December 31, 2003, were as follows:

Operating Leases
2004	$6,183
2005	3,753
2006	2,094
2007	1,532
2008	1,509
Thereafter	4,785

Total minimum lease payments	$19,856

Legal Proceedings (amounts in thousands) –

Terazosin Litigation

On December 21, 1998, an action purporting to be a class action, styled Louisiana Wholesale Drug Co. vs. Abbott Laboratories, Geneva Pharmaceuticals, Inc. and Zenith Goldline Pharmaceuticals, Inc., was filed against IVAX Pharmaceuticals, Inc. (“IPI”) and others in the United States District Court for the Southern District of Florida, alleging a violation of Section 1 of the Sherman Antitrust Act. Plaintiffs purport to represent a class consisting of customers who purchased a certain proprietary drug directly from Abbott Laboratories during the period beginning on October 29, 1998. Plaintiffs allege that, by settling patent-related litigation against Abbott in exchange for quarterly payments, the defendants engaged in an unlawful restraint of trade. The complaint seeks unspecified treble damages and injunctive relief. Eighteen additional class action lawsuits containing allegations similar to those in the Louisiana Wholesale case were filed in various jurisdictions between July 1999 and February 2001, the majority of which have been consolidated with the Louisiana Wholesale case. On December 13, 2000, plaintiffs’ motion for summary judgment on the issue of whether the settlement agreement constituted a per se violation of Section 1 of the Sherman Antitrust Act in the Louisiana Wholesale case was granted, but on September 15, 2003, the United States Court of Appeals for the Eleventh Circuit reversed the order. On March 13, 2000, the Federal Trade Commission (“FTC”) announced that it had issued complaints against, and negotiated consent decrees with, Abbott Laboratories and Geneva Pharmaceuticals arising out of an investigation of the same subject matter that is involved in these lawsuits. The FTC took no action against IPI. To date, seventeen of the actions naming IPI have either been settled or dismissed.

Fen-Phen Litigation

IPI has been named in a number of individual and class action lawsuits in both state and federal courts involving the diet drug combination of fenfluramine and phentermine, commonly known as “fen-phen.” Generally, these lawsuits seek damages for personal injury, wrongful death and loss of consortium, as well as punitive damages, under a variety of liability theories including strict products liability, breach of warranty and negligence. IPI did not manufacture either fenfluramine or phentermine, but did distribute the brand equivalent version of phentermine manufactured by Eon Labs Manufacturing, Inc. (“Eon”) and Camall Company. Although IPI had a very small market share, to date, IPI has been named in approximately 5,542 cases and has been dismissed from approximately 4,966 of these cases, with additional dismissals pending. IPI intends to vigorously defend all of the lawsuits, and while management believes that its defense will succeed, as with any litigation, there can be no assurance of this. Currently Eon is paying for approximately 50% of IPI’s costs in defending these suits and is fully indemnifying IPI against any damages IPI may suffer as a result of cases involving product manufactured by Eon. In the event Eon discontinues providing this defense and indemnity, IPI has its own product liability insurance. While IPI’s insurance carriers have issued reservations of rights, IPI believes that it has adequate coverage. Although it is impossible to predict with certainty the outcome of litigation, we do not believe this litigation will have a material adverse impact on our financial condition or results of operation.

Average Wholesale Price Litigation

On July 12, 2002, an action purporting to be a class action styled John Rice v. Abbott Laboratories, Inc., et al. (the “Rice Action”) was filed against IPI and others in the Superior Court of the State of California, alleging violations of California’s Business & Professional Code §17200 et seq. with respect to the way pharmaceutical companies report their AWP. Plaintiffs allege that each defendant reported an AWP to Medicare and Medicaid which materially misrepresented the actual prices paid to defendants by physicians and pharmacies for prescription drugs. The complaint seeks unspecified damages, including punitive damages, and injunctive relief. Two other class actions, Thompson v. Abbott Laboratories, Inc., et al. (the “Thompson Action”) and Turner v. Abbott Laboratories, Inc., et al. (the “Turner Action”), containing similar allegations against IPI and others were filed in California courts in August and September 2002, respectively, as well. All three cases were removed to federal court and transferred to the Pharmaceutical Industry Average Wholesale Price Multi-District Litigation in the United States District Court for the District of Massachusetts. On November 23, 2003, the plaintiff in the Rice Action dismissed his action against IPI and other defendants without prejudice. On January 9, 2004, the court denied the motions filed by the plaintiffs in the Thompson Action and the Turner Action to remand the cases to state court and further ruled that the claims in these actions were preempted by ERISA. In February 2004, the plaintiffs in the Thompson Action and the Turner Action also dismissed their actions against IPI and other defendants.

On September 29, 2003, we received a copy of a Summons and Complaint filed by the Commonwealth of Massachusetts against IVAX Corporation, and various other manufacturers of generic pharmaceutical products, alleging that all defendant manufacturers inflated the prices of generic pharmaceutical products paid for by the Massachusetts Medicaid Program through alleged fraudulent promotion, marketing and sales practices, resulting in millions of dollars in overpayments. The Complaint also alleges that the defendant manufacturers reported understated drug pricing to the federal government, which had the effect of reducing rebate payments to the Commonwealth under rebate agreements. The complaint alleges violations of the Massachusetts Medicaid False Claims Act, the Massachusetts False Claims Act and common law fraud, along with claims for unjust enrichment, breach of contract and breach of the duty of good faith and fair dealing. The Commonwealth seeks injunctive relief, restitution, treble damages, civil penalties, attorneys’ fees, and investigative and litigation costs. A motion to dismiss this action was filed on January 29, 2004, and is pending. We intend to vigorously defend ourselves in this matter and against these allegations.

On September 15, 2003, IPI and we were served with an Amended Complaint filed in the United States District Court for the District of Massachusetts in the case styled County of Suffolk vs. Abbott Laboratories, Inc., et al. and on August 25, 2003, we were served with a similar complaint filed in the United States District Court for the Southern District of New York in the case styled County of Westchester vs. Abbott Laboratories, Inc. et al. In each of these cases, the plaintiffs allege that the defendants violated the Racketeering Influenced and Corrupt Organizations Act (“RICO”), the Federal Medicaid Statute, New York Social Services Law, New York Department of Health Regulations, and New York General Business Law. The plaintiffs also seek the recovery of damages for unfair trade practices, fraud, breach of contract and under the theory of unjust enrichment. The plaintiffs also seek unspecified damages, including treble and punitive damages, civil penalties, declaratory and injunctive relief and restitution, allegedly suffered by the plaintiffs as a result of the defendants’ alleged unlawful scheme to overcharge for prescription medications paid for by Medicaid. The plaintiffs allege that through promotional, discounting, and pricing practices, the defendants reported false and inflated average wholesale prices or wholesale acquisition costs and failed to report their best prices as required by federal and state rebate statutes resulting in the plaintiffs overpaying for certain medications. A motion to dismiss these actions was filed and remains pending. We intend to vigorously defend ourselves in these cases and against these allegations.

IPI, along with numerous other pharmaceutical companies, has received inquiries from and responded to requests for records and information from the Committee on Energy and Commerce of the United States House of Representatives in connection with the Committee’s investigation into certain industry and IPI practices regarding average wholesale price. IPI has also received correspondence from the States of Nevada, Kentucky, Florida, and Illinois, on behalf of itself and 8 other states, indicating that the Office of the Attorney General (OAG) for these states are investigating allegations of purportedly improper pricing practices related to the average manufacturer price and best price calculations. We or our subsidiaries have not been named as a defendant in a suit filed by or on behalf or any state, but as a result of the investigation the OAG for the states have advised us that we are required to maintain all records related to the investigation. We are cooperating fully with these requests. The outcome of these investigations could include the imposition of substantial fines, penalties and injunctive or administrative remedies.

United Kingdom Serious Fraud Office Investigation and Related Litigation

In April 2002, we received notice of an investigation by United Kingdom National Health Service officials concerning prices charged by generic drug companies, including Norton Healthcare Limited, trading as IVAX Pharmaceuticals UK, for penicillin-based antibiotics and warfarin sold in the United Kingdom from 1996 to 2000. This is an investigation by the Serious Fraud Office of the United Kingdom involving all pharmaceutical companies that sold these products in the United Kingdom during this period. According to statements by investigating agencies, this is a complex investigation expected to continue for some time and there is no indication from the agencies when or if charges will be made against any of these companies. We are cooperating fully with this investigation.

In December 2002, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions adversely affected competition in the sale and supply of warfarin in the United Kingdom between 1996 and 2000. This claim seeks damages against all defendants in the approximate aggregate amount of 28,600 Pounds Sterling (approximately $51,100 at the December 31, 2003, currency exchange rate), plus interest and costs.

In December, 2003, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions which adversely affected competition in the sale and supply of Penicillin in the United Kingdom between 1996 and 2000. This claim seeks damages against all defendants in the approximate amount of 30,500 Pounds Sterling (approximately $54,500 at the December 31, 2003, currency exchange rate), plus interest and costs.

On April 22, 2003, we received notice that we were named as a defendant along with approximately 25 other pharmaceutical manufacturers in a complaint filed in the US District Court for the Northern District of Texas by an individual who has filed the action purportedly in the name of the United States government, styled United States of America, ex. rel, Paul King v. Alcon Laboratories, Inc., et al. In this suit, the plaintiff seeks to recover damages from the defendants, including us, for allegedly defrauding and conspiring to defraud the United States government by having made sales of drugs to various federal governmental agencies or causing the United States government to reimburse individuals or entities for drug products that did not comply with Current Good Manufacturing Practices and other regulations and laws. The suit seeks the recovery of treble damages from us and the other defendants, jointly and severally, which plaintiff alleges exceeds thirty billion dollars, plus the recovery of attorneys’ fees, interest, civil penalties, costs, and other relief. On February 23, 2004, Plaintiff was granted leave to file a Second Amended Complaint, in response to which we intend to move to dismiss the action in its entirety. We intend to vigorously defend ourselves in this action and against these allegations.

On April 22, 2003, GenPharm, Inc. filed a complaint in the United States District Court for the District of Puerto Rico against API for damages and equitable relief, including declaratory relief and specific performance, arising out of API’s alleged breach of agreements and failure to supply GenPharm with an active pharmaceutical ingredient. The complaint also seeks the recovery of damages for API’s alleged negligence in failing to maintain production facilities in accordance with FDA standards. The plaintiff seeks to recover millions of dollars in damages, along with interest, costs and expenses, including attorneys’ fees and other fees and costs. The plaintiff also filed a motion for preliminary relief seeking the attachment of approximately 165 kilograms of the active pharmaceutical ingredient, which we vigorously opposed. API and Genpharm have agreed in principle to settle the litigation in its entirety, the details of which settlement are being finalized. The complaint has been tendered to the sellers of API for defense and indemnity based on the terms of the agreement by which API was sold to us, but the sellers have denied responsibility for the claim.

Environmental Related Proceedings

On January 22, 2003, our subsidiary, API, received an Administrative Compliance Order issued by the United States Environmental Protection Agency dated January 2, 2003, alleging that API was not in compliance with certain conditions of the National Pollutant Discharge Elimination System Permit and certain pretreatment standards. The Order required that API submit particular certified documentation associated with achieving compliance with the given standards. The Order further required that API submit certified information concerning stormwater pollution control matters and costs. API filed its response to the Order and the EPA ordered the matter closed on August 30, 2003.

On April 4, 2003, API received an Order on Consent from The Puerto Rico Aqueduct and Sewer Authority (“PRASA”), which required that API follow a PRASA-approved compliance plan in order to achieve compliance with certain pretreatment standards. This Order also establishes interim limits applicable during the implementation of the compliance plan and attaches stipulated penalties for each day of non-compliance with the prescribed activities and reports schedule. On June 11, 2003, API submitted to PRASA certifications of compliance with two pretreatment standards identified in the Order on Consent.

API negotiated with PRASA the final terms of the Order on Consent for the two remaining pretreatment standards, which was signed and finalized on June 30, 2003.

On April 28, 2003, API received an EPA issued Administrative Complaint dated April 15, 2003, which proposes that a civil penalty of approximately $19 be assessed against API for the alleged violation of certain conditions of its NPDES Multi-Sector General Permit. The complaint alleges that API failed to perform certain quarterly visual examinations and conduct an appropriate analysis of parameters during monitoring periods specified in the NPDES general permit. The complaint has been tendered to the sellers of API for defense and indemnity based on the terms of the agreement by which API was sold to us. API responded to the complaint and the parties agreed to settle the matter. A Final Consent Agreement and Final Order was signed by the EPA on November 23, 2003, and the settlement amount of $8 was paid by the sellers of API.

On July 16, 2003, API received an EPA letter requesting API to submit a revised Solid Waste Management Unit (SWMU) Plan, including additional sampling and investigation elements, concerning the alleged presence of isopropyl ether (IPE) in its facility. This matter was tendered to the sellers of API for indemnity based on the terms of the agreement by which API was sold to us, but sellers have denied responsibility for this claim. On November 7, 2003, API filed its response to the EPA’s July 16, 2003, letter and submitted a revised SWMU Plan to cooperate with the agency.

Other Litigation

We are involved in various other legal proceedings arising in the ordinary course of business, some of which involve substantial amounts. In order to obtain brand equivalent approvals prior to the expiration of patents on branded products, and to benefit from the exclusivity allowed to ANDA applicants that successfully challenge these patents, we frequently become involved in patent infringement litigation brought by branded pharmaceutical companies. Although these lawsuits involve products that are not yet marketed and therefore pose little or no risk of liability for damages, the legal fees and costs incurred in defending such litigation can be substantial. While it is not feasible to predict or determine the outcome or the total cost of these proceedings, in the opinion of management, based on a review with legal counsel, any losses resulting from such legal proceedings will not have a material adverse impact on our financial position or results of operations.

We intend to vigorously defend each of the foregoing lawsuits, but their respective outcomes cannot be predicted. Any of such lawsuits, if determined adversely to us, could have a material adverse effect on our financial position and results of operations. Our ultimate liability with respect to any of the foregoing proceedings is not presently determinable.

(15) Quarterly Financial Information (Unaudited):

The following tables summarize selected quarterly data of IVAX for the years ended December 31, 2003 and 2002:

	First Quarter	Second Quarter	Third Quarter (1)	Fourth Quarter (2)	Full Year
2003
Net revenues	$317,693	$342,985	$360,638	$399,023	$1,420,339
Gross profit	146,143	150,952	160,536	181,325	638,956
Income from continuing operations	28,985	19,086	21,631	29,345	99,047
Income from discontinued operations, net of tax	—	22,204	—	—	22,204
Net income	28,985	41,290	21,631	29,345	121,251
Basic earnings per common share:
Continuing operations	0.12	0.08	0.09	0.12	0.41
Discontinued operations	—	0.09	—	—	0.09
Net earnings	0.12	0.17	0.09	0.12	0.50
Diluted earnings per common share:
Continuing operations	0.12	0.08	0.09	0.12	0.40
Discontinued operations	—	0.09	—	—	0.09
Net earnings	0.12	0.17	0.09	0.12	0.49

2002
Net revenues	$272,222	$280,406	$319,394	$325,222	$1,197,244
Gross profit	121,975	130,563	142,802	138,196	533,536
Income from continuing operations	19,300	31,722	30,803	36,770	118,595
Net income	23,461	31,722	30,803	36,770	122,756
Basic earnings per common share:
Continuing operations	0.08	0.13	0.13	0.15	0.49
Cumulative effect of accounting change	0.02	—	—	—	0.02
Net earnings	0.10	0.13	0.13	0.15	0.51
Diluted earnings per common share:
Continuing operations	0.08	0.13	0.13	0.15	0.48
Cumulative effect of accounting change	0.02	—	—	—	0.02
Net earnings	0.10	0.13	0.13	0.15	0.50

(1)	As a result of recent return and customer inventory experience, our estimates of product returns and other sales allowances and inventory obsolescence decreased during the third quarter of 2003 and, accordingly, we recognized increased net revenues and reduced cost of sales during the third quarter of 2003. During the three months ended September 30, 2003, these changes increased net revenues by $10,170, reduced cost of sales by $2,457, increased net income by $7,943 and increased diluted earnings per share by $0.03.
(2)	As a result of our recent return, customer inventory experience, analysis of allowance for doubtful accounts and tax reserves, our estimates of product returns, inventory obsolescence, allowance for doubtful accounts and income tax exposures changed and, accordingly, we recognized reduced net revenues, increased cost of sales, reduced bad debt expense and reduced income tax provision during the fourth quarter of 2003. During the three months ended December 31, 2003, these changes reduced net revenues by $102, increased cost of sales by $335, reduced bad debt expense by $3,673, reduced the tax provision by $2,000, increased net income by $4,025 and increased diluted earnings per share by $0.02.

(16) Related Party Transactions:

Whitman Education Group, Inc. (“Whitman”) leases office space from us in Miami, Florida. Whitman leased approximately 11,567 square feet during 2003 at an annual rate of $292, 13,849 square feet during 2002 at an annual rate of $290 and 12,428 square feet during 2001 at an annual rate of $233. Whitman was acquired by an unaffiliated entity, Career Education Corporation on July 1, 2003.

Following the acquisition, the lease was terminated and Whitman is to vacate the facility no later than March 31, 2004. Prior to the acquisition, Dr. Frost, our Chairman of the Board of Directors and Chief Executive Officer, was Chairman of the Board of Directors of Whitman. Mr. Flanzraich, our Vice Chairman, President and a Director, was a Director of Whitman, and Mr. Pfenniger, one of our Directors, was Chief Executive Officer and Vice Chairman of the Board of Directors of Whitman. In addition, Dr. Frost was a principal shareholder of Whitman.

We paid $2,504 in 2003, $2,702 in 2002 and $2,023 in 2001 to PharmAir Corporation for use of an airplane. PharmAir Corporation is indirectly, beneficially owned by our Chairman and CEO.

(17) Subsequent Events:

On March 3, 2004, we issued $400,000 of our 1.5% Convertible Senior Notes due 2024 to certain qualified institutional buyers. After expenses, we received net proceeds of approximately $390,500. Under certain circumstances, the 1.5% Notes are convertible, unless previously redeemed, into 41.85925 shares of our common stock per $1,000 of principal amount of the 1.5% Notes. This ratio results in a conversion price of approximately $23.89 per share. We may redeem the 1.5% Notes on or after March 1, 2011. Beginning with the six-month period commencing on March 1, 2011, in addition to the stated interest of 1.5%, we will pay contingent interest of 0.36% of the market value of the 1.5% Notes if, during specified testing periods, the average trading price of the 1.5% Notes is 120% or more of the principal value. In addition, holders of the 1.5% Notes may require us to repurchase the notes at 100% of the principal amount on each of March 1, 2011, 2014, and 2019 and upon certain events.

The 1.5% Notes also contain a restricted convertibility feature that does not affect the conversion price of the notes but, instead, places restrictions on holders’ ability to convert their notes into shares of our common stock. Holders may convert their notes into shares of our common stock prior to stated maturity under the following circumstances:

•	during any fiscal quarter (beginning with the quarter ending June 30, 2004) if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day;

•	during any five consecutive trading-day period immediately following any five consecutive trading-day period (the Note Measurement Period) in which the average market price for the notes during that Note Measurement Period was less than 95% of the average conversion value for the notes during such period; provided, however, that, beginning on March 1, 2019, holders may not convert their notes if the closing sale price of our common stock on the trading day immediately preceding the day on which the notes are surrendered for conversion is greater than 100% of the conversion price but equal to or less than 120% of the conversion price;

•	upon the occurrence of specified corporate transactions; or

•	if we have called the notes for redemption.

A portion of the net proceeds from this offering were used to redeem our outstanding 5.5% Convertible Senior Subordinated Notes and the remaining net proceeds have been and will be used for general corporate purposes, including acquisitions of, and investments in, products, technologies and companies, capital expenditures and working capital. On May 18, 2004, we redeemed the 5.5% Notes in accordance with their terms at 102.357% of the aggregate principal amount outstanding of $249,000 plus accrued interest. We paid $254,869 in cash to redeem the notes and wrote off the redemption premium and debt issuance costs in the amount of $8,472 in connection with the redemption.

On July 15, 2004, our Board of Directors approved a five-for-four stock split of our common stock in the form of a stock dividend. The 25% stock dividend was paid on August 24, 2004, for holders of record as of August 10, 2004. All references to number of shares and per share information for all years presented are reflected on a post-split basis.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

IVAX Corporation

We have audited the consolidated financial statements of IVAX Corporation as of December 31, 2003 and 2002, and for the years then ended, and have issued our report thereon dated February 18, 2004 (except for Note 17, as to which the date is August 24, 2004) (included elsewhere in this Form 10-K). Our audit also included Schedule II—Valuation and Qualifying Accounts as of December 31, 2003 and 2002, and for the years then ended, included in this Annual Report on Form 10-K. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this schedule based on our audits. The financial statement schedule of IVAX Corporation for the year ended December 31, 2001, was subjected to the auditing procedures applied by other auditors, who have ceased operations, in their audit of the consolidated financial statements for that year and whose report dated February 12, 2002, indicated that such financial statement schedule fairly stated in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

In our opinion, the financial statement schedules as of December 31, 2003 and 2002, and for the years then ended, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Certified Public Accountants

Miami, Florida

February 18, 2004, except for Note 17, as

to which the date is August 24, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders

of IVAX Corporation:

We have audited in accordance with auditing standards generally accepted in the United States, the financial statements included in IVAX Corporation’s annual report to shareholders incorporated by reference in this Form 10-K, and have issued our report thereon dated February 12, 2002 (except with respect to the matters discussed in Note 16, as to which the date is March 15, 2002). Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The Financial Statement Schedule II listed in Item 14 is the responsibility of the Company’s management and is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not part of the basic financial statements. This financial statement schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Miami, Florida,

February 12, 2002.

THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH IVAX CORPORATION’S FILING ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THIS FILING ON FORM 10-K. SEE EXHIBIT 23.2 FOR FURTHER DISCUSSION.

SCHEDULE II

IVAX CORPORATION AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

THREE YEARS ENDED DECEMBER 31, 2003

(in thousands)

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Description	Balance at Beginning of Year	Charged to Cost and Expenses	Net Deductions	Other	Balance at End of Year
Year ended December 31, 2001	$19,703	1,143	(2,575)	3,399	$21,670

Year ended December 31, 2002	$21,670	4,239	(2,153)	(2,037)	$21,719

Year ended December 31, 2003	$21,719	(1,948)	(2,893)	797	$17,675

ENVIRONMENTAL ACCRUALS
Description	Balance at Beginning of Year	Charged to Cost and Expenses	Net Deductions	Other	Balance at End of Year
Year ended December 31, 2001	$1,584	663	(346)	—	$1,901

Year ended December 31, 2002	$1,901	1,272	(1,822)	—	$1,351

Year ended December 31, 2003	$1,351	1,110	(1,783)	500	$1,178

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
4.6	Indenture, dated as of March 3, 2004, between IVAX Corporation and U.S. Bank Trust National Association, as Trustee, with respect to the $400,000,000 1 1/2% Convertible Senior Notes due 2024.

4.7	Form of 1 1/2% Convertible Senior Notes due 2024.

10.18	Registration Rights Agreement, dated March 3, 2004, between IVAX Corporation and UBS Securities LLC, as the Initial Purchaser and as agent for the other Initial Purchasers, with respect to the $400,000,000 1 1/2% Convertible Senior Notes due 2024.

21	Subsidiaries of IVAX Corporation.

23.1	Consent of Ernst & Young LLP.

23.2	Information Regarding Consent of Arthur Andersen LLP.

31.1	Certificate of the Chief Executive Officer of IVAX Corporation pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

31.2	Certificate of the Chief Financial Officer of IVAX Corporation pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

32.1	Certificate of the Chief Executive Officer of IVAX Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certificate of the Chief Financial Officer of IVAX Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 21

SUBSIDIARIES OF IVAX CORPORATION

Name of Subsidiary	Jurisdiction of Organization
Domestic

American Tobacco Products, Inc.	Texas
API Industries, Inc.	Puerto Rico
Baker Cummins Dermatologicals, Inc.	Florida
Baker Norton U.S., Inc.	Florida
Cummins Properties, Inc.	Florida
D & N Holding Company	Delaware
Doral Manufacturing, Inc.	Florida
Diamedix Corporation	Florida
DVM Pharmaceuticals, Inc.	Florida
Goldline Laboratories, Inc.	Florida
Goldline Properties Florida, Inc.	Florida
Immunovision, Inc.	Florida
Indiana Protein Technologies, Inc.	Indiana
Ivax D Sub, LLC	Delaware
IVAX Diagnostics, Inc.	Delaware
IVAX Far East, Inc.	Florida
IVAX Laboratories, Inc.	Florida
IVAX Laboratories Puerto Rico, Inc.	Florida
IVAX Manufacturing, Inc.	Florida
IVX Oncology, Inc.	Florida
IVAX Pharmaceuticals, Inc.	Florida
IVAX Pharmaceuticals Caribe, Inc.	Delaware
IVAX Pharmaceuticals Golden Glades, Inc.	Florida
IVAX Pharmaceuticals NV, Inc.	Florida
IVAX Pharmaceuticals Pralex, Inc.	Delaware
IVAX Research, Inc.	Florida
IVAX Research Institute, Inc.	Florida
IVAX Specialty Chemicals Sub, LLC	Delaware
Pet Technology Corp.	Florida
XAVI Corporation	Florida
XenoBiotic Laboratories, Inc.	Delaware

SUBSIDIARIES OF IVAX CORPORATION

(Continued)

Name of Subsidiary	Jurisdiction of Organization
International

AXIV International Ltd.	Ireland
Baker Cummins Inc.	Canada
C.K. Netpharma Oy	Finland
Coverdale B.V.	Netherlands
Delta Biologicals S.r.l.	Italy
Drogueria Sam S.A.	Argentina
Elmor, S.A.	Venezuela
Elvetium Peru S.A.	Peru
Farmagonist AB	Sweden
Farmasalud S.A.	Chile
Farma System S.A.	Argentina
Galena Pharma Limited Liability Company	Russia
Glaciar S.A.	Chile
IVAX Argentina S.A.	Argentina
IVAX Asia Ltd.	Hong Kong
IVAX (Bermuda) Ltd.	Bermuda
IVAX Drug Research Institute, Ltd.	Hungary
IVAX Farma B.V.	Netherlands
IVAX Farmaceutici S.r.l.	Italy
IVAX Holdings, A.G.	Switzerland
IVAX Holdings C.I.	Cayman Islands
IVAX India PVT Limited	India
IVAX International, B.V.	Netherlands
IVAX International GmbH	Switzerland
IVAX International (Luxembourg) Sarl	Luxembourg
IVAX Manufacturing Argentina S.A.	Argentina
IVAX Peru S.A.	Peru
IVAX Pharma GmbH	Germany
IVAX Pharmaceuticals (Beijing) Co. Ltd.	China
IVAX Pharmaceuticals Canada, Inc.	Canada
IVAX Pharmaceuticals Mexico, S.A. De C.V.	Mexico
IVAX Pharmaceuticals South Africa (Pty) Ltd.	South Africa
IVAX Pharmaceuticals Sro	Czech Republic
IVAX Pharma Poland Sp. z.o.o.	Poland
IVAX SAS	France
IVAX Singapore Ptd. Ltd.	Singapore
IVAX Scandinavia AB	Sweden
IVAX UK Limited	England
IVAX Uruguay S.A.	Uruguay
Kilburn B.V.	Netherlands
Kunming Baker Norton Pharmaceutical Co. Ltd	China
LabChile Investment Corp.	Cayman Islands
Laboratorio Chile S.A.	Chile
Laboratorios Elmor, S.A.	Venezuela

SUBSIDIARIES OF IVAX CORPORATION

(Continued)

Name of Subsidiary	Jurisdiction of Organization
Laboratorios Elmor S.A. (Guacara)	Venezuela
LBC International Corp.	Cayman Islands
LBC Pharmaceuticals Brasil Ltda.	Brazil
LBC Pharmaceuticals Colombia S.A.	Colombia
Maancirkel Holding B.V.	Netherlands
Medimport Scandinavia AB	Sweden
Moviler S.A.	Uruguay
Natural Health Products Corporation, C.A.	Venezuela
Norton Gelkaps Gelatine Kapsel Produktion GmbH	Germany
Norton Healthcare Limited	England
Norton Healthcare (1998) Limited	England
Norton (Waterford) Limited	Ireland
OFA, CA	Venezuela
Pharmatrade S.A.	Chile
Rowan International S.A.	Uruguay
Vitrium Division Farmaceutica, S.A. de C.V.	Mexico
Zenith Goldline, S.A.	Dominican Republic

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-30690, 333-30692, 333-07811, 33-82758, 33-67090, 33-39186, 33-44042, 33-53944, 33-88914, 33-88912, 33-65133, 333-24593, 333-42997, and 333-117901, Form S-3 Nos. 33-46173, 333-43176 and 333-51372 and 333-115960 and Form S-4 Nos. 333-107351, 33-44116, 33-60847 and 333-51364) of IVAX Corporation and in the related Prospectuses, of our reports dated February 18, 2004, (except for Note 17, as to which the date is August 24, 2004), with respect to the consolidated financial statements and schedule of IVAX Corporation included in this Annual Report (Form 10-K) for the year ended December 31, 2003.

/s/ Ernst & Young LLP

Certified Public Accountants

Miami, Florida

September     , 2004

EXHIBIT 23.2

Information Regarding Consent of Arthur Andersen LLP

Section 11(a) of the Securities Act of 1933, as amended (the “Securities Act”), provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.

IVAX Corporation (“IVAX”) dismissed Arthur Andersen LLP (“Andersen”) as its independent auditors, effective May 24, 2002. For additional information, see IVAX’ Current Report on Form 8-K dated May 24, 2002 (as amended by Form 8-K/A filed May 31, 2002). After reasonable efforts, IVAX has been unable to obtain Andersen’s written consent to the incorporation by reference into IVAX’ registration statements (Form S-8 Nos. 333-30690, 333-30692, 333-07811, 33-82758, 33-67090, 33-39186, 33-44042, 33-53944, 33-88914, 33-88912, 33-65133, 333-24593, and 333-42997, Form S-3 Nos. 33-46173, 333-43176 and 333-51372 and Form S-4 Nos. 33-44116, 33-60847 and 333-51364) and the related prospectuses (the “Registration Statements”) of Andersen’s audit report with respect to IVAX’ consolidated financial statements as of December 31, 2001, and for the two years in the period then ended. Under these circumstances, Rule 437a under the Securities Act permits IVAX to file this Annual Report on Form 10-K, which is incorporated by reference into the Registration Statements, without a written consent from Andersen. As a result, with respect to transactions in IVAX securities pursuant to the Registration Statements that occur subsequent to the date this Annual Report on Form 10-K is filed with the Securities and Exchange Commission, Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Andersen or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Andersen under Section 11(a) of the Securities Act.

EXHIBIT 31.1

I, Phillip Frost, M.D., certify that:

1. I have reviewed this annual report on Form 10-K of IVAX Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) disclosed in this annual report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.
Chief Executive Officer
March 12, 2004

EXHIBIT 31.2

I, Thomas E. Beier, certify that:

1. I have reviewed this annual report on Form 10-K of IVAX Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) disclosed in this annual report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Thomas E. Beier
Thomas E. Beier
Chief Financial Officer
March 12, 2004

EXHIBIT 32.1

Certification Pursuant to 18 U.S.C. Section 1350,

as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report on Form 10-K of IVAX Corporation (the “Company”) for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Phillip Frost, M.D., Chief Executive Officer, certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents in all material respects, the financial condition and results of operations of the Company.

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.
Chief Executive Officer
March 12, 2004

The foregoing certificate is provided solely for the purpose of complying with Section 906 of the Sarbanes-Oxley Act of 2002 and for no other purpose whatsoever. Notwithstanding anything to the contrary set forth herein or in any of the Company’s previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate the Company’s future filings, including this annual report on Form 10-K, in whole or in part, this certificate shall not be incorporated by reference into any such filings. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

Certification Pursuant to 18 U.S.C. Section 1350,

as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report on Form 10-K of IVAX Corporation (the “Company”) for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Thomas E. Beier, Chief Financial Officer, certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas E. Beier
Thomas E. Beier
Chief Financial Officer
March 12, 2004

The foregoing certificate is provided solely for the purpose of complying with Section 906 of the Sarbanes-Oxley Act of 2002 and for no other purpose whatsoever. Notwithstanding anything to the contrary set forth herein or in any of the Company’s previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate the Company’s future filings, including this annual report on Form 10-K, in whole or in part, this certificate shall not be incorporated by reference into any such filings. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

CHAPTER VIII  ADDITIONAL INFORMATION

1	Information that, according to the Issuer, is material to the introduction of the Shares to public trading

10-Q Form for the 1st quarter of 2004.

10-Q Form for the 2nd quarter of 2004.

FORM 10-Q

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2004

Commission File Number 1-09623

IVAX CORPORATION

Florida	16-1003559
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4400 Biscayne Boulevard, Miami, Florida	33137
(Address of principal executive offices)	(Zip Code)

(305) 575-6000

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☒    No  ☐

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

246,751,503 shares of Common Stock, $.10 par value, outstanding as of April 23, 2004. All share and per share information in this Form 10-Q have been adjusted to reflect the five-for-four stock split effected August 24, 2004.

IVAX CORPORATION

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	March 31, 2004	December 31, 2003
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$536,829	$146,870
Marketable securities, short-term	3,135	10,470
Accounts receivable, net of allowance for doubtful accounts of $16,729 in 2004 and $17,675 in 2003	290,281	264,317
Inventories	417,188	413,872
Other current assets	149,077	160,187

Total current assets	1,396,510	995,716

Property, plant and equipment, net	523,317	502,942
Goodwill, net	480,710	489,665
Intangible assets, net	307,786	314,361
Other assets	78,200	70,250

Total assets	$2,786,523	$2,372,934

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$121,501	$139,990
Current portion of long-term debt	304,500	58,607
Loans payable	23,950	17,804
Accrued income taxes payable	15,232	27,990
Accrued expenses and other current liabilities	234,383	242,158

Total current liabilities	699,566	486,549

Long-term debt, net of current portion	1,007,749	855,335
Other long-term liabilities	58,592	56,208
Minority interest	12,535	12,531

Shareholders’ equity:
Common stock, $.10 par value, authorized 546,875 shares, issued and outstanding 246,724 shares in 2004 and 245,885 shares in 2003	24,673	24,589
Capital in excess of par value	346,875	336,313
Retained earnings	732,817	690,476
Accumulated other comprehensive loss	(96,284)	(89,067)

Total shareholders’ equity	1,008,081	962,311

Total liabilities and shareholders’ equity	$2,786,523	$2,372,934

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

2

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

Three Months Ended March 31, (In thousands, except per share data)	2004	2003
Net revenues	$425,191	$317,693
Cost of sales	225,785	171,550

Gross profit	199,406	146,143

Operating expenses:
Selling	61,371	45,595
General and administrative	36,506	25,068
Research and development	32,350	20,421
Amortization of intangible assets	5,505	4,491
Restructuring costs	633	463

Total operating expenses	136,365	96,038

Operating income	63,041	50,105
Other income (expense):
Interest income	1,092	1,234
Interest expense	(11,745)	(10,949)
Other income, net	338	5,623

Total other income (expense)	(10,315)	(4,092)

Income before income taxes and minority interest	52,726	46,013
Provision for income taxes	10,381	17,106

Income before minority interest	42,345	28,907
Minority interest	(4)	78

Net income	$42,341	$28,985

Earnings per common share:
Basic	$0.17	$0.12

Diluted	$0.17	$0.12

Weighted average number of common shares outstanding:
Basic	246,343	243,711

Diluted	252,654	245,816

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

3

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited)

(In thousands)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Number of Shares	Amount
BALANCE, January 1, 2004	245,885	$24,589	$336,313	$690,476	$(89,067)	$962,311
Comprehensive income:
Net income	—	—	—	42,341	—	42,341
Translation adjustment	—	—	—	—	(6,622)	(6,622)
Unrealized net gain on available-for-sale equity securities and derivatives, net of tax	—	—	—	—	(595)	(595)

Comprehensive income						35,124
Exercise of stock options	814	81	7,436	—	—	7,517
Tax benefit of option exercises	—	—	2,784	—	—	2,784
Employee stock purchases	25	3	342	—	—	345

BALANCE, March 31, 2004	246,724	$24,673	$346,875	$732,817	$(96,284)	$1,008,081

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

4

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

Three Months Ended March 31, (In thousands)	2004	2003
Cash flows from operating activities:
Net income	$42,341	$28,985
Adjustments to reconcile net income to net cash flows from operating activities:
Restructuring costs	633	463
Depreciation and amortization	20,844	16,813
Deferred tax provision	232	2,763
Tax effect of stock options exercised	2,784	180
Value of stock options issued to non-employees	—	37
Provision for doubtful accounts	759	754
Provision for inventory obsolescence	10,900	7,011
Interest accretion on notes receivable and payable, net	703	748
Minority interest in loss (earnings)	4	(78)
Equity in earnings of unconsolidated affiliates	(256)	(392)
Gains on sale of product rights	(3,126)	(2,618)
Losses on sale of assets, net	423	11
Gains on extinguishment of debt	—	(2,203)
Changes in operating assets and liabilities:
Accounts receivable	(29,082)	20,335
Inventories	(14,575)	(12,968)
Other current assets	9,563	5,632
Other assets	(8,269)	715
Accounts payable, accrued expenses and other current liabilities	(36,839)	(41,952)
Other long-term liabilities	11,378	(6,578)

Net cash flows from operating activities	8,417	17,658

Cash flows from investing activities:
Proceeds from sale of product rights	3,126	2,618
Capital expenditures	(32,480)	(18,925)
Proceeds from sale of assets	408	14
Acquisitions of intangible assets	(590)	(2,863)
Acquisitions of businesses, net of cash acquired	(7)	30
Investment in affiliates	(657)	2,042
Purchases of marketable securities	—	(250)
Proceeds from sales of marketable securities	7,204	15,554

Net cash flows from investing activities	(22,996)	(1,780)

Cash flows from financing activities:
Borrowings on long-term debt and loans payable	413,931	1,243
Payments on long-term debt and loans payable	(10,511)	(24,388)
Exercise of stock options and employee stock purchases	7,862	743
Repurchase of common stock	—	(6,155)

Net cash flows from financing activities	411,282	(28,557)

Effect of exchange rate changes on cash and cash equivalents	(6,744)	4,152

Net increase (decrease) in cash and cash equivalents	389,959	(8,527)
Cash and cash equivalents at the beginning of the period	146,870	155,408

Cash and cash equivalents at the end of the period	$536,829	$146,881

Supplemental disclosures:
Interest paid	$489	$764

Income tax payments	$12,524	$38,395

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

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IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(In thousands, except per share data)

(1) General:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. However, in the opinion of management, all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the results of operations, financial position and cash flows have been made. The results of operations and cash flows for the three months ended March 31, 2004, are not necessarily indicative of the results of operations and cash flows that may be reported for the remainder of 2004 or for future periods. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003. For purposes of these financial statements, North America includes the United States and Canada. Mexico is included within Latin America.

(2) Earnings Per Share:

A reconciliation of the denominator of the basic and diluted earnings per share computation for net income is as follows:

Three Months Ended March 31,	2004	2003
Basic weighted average number of shares outstanding	246,343	243,711
Effect of dilutive securities – stock options and warrants	6,311	2,105

Diluted weighted average number of shares outstanding	252,654	245,816

Not included in the calculation of diluted earnings per share because their impact is antidilutive:
Stock options outstanding	5,894	17,659
Convertible debt	42,066	27,743

(3) Stock-Based Compensation Plans:

As permissible under Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, we account for all stock-based compensation arrangements using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, as interpreted by FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, and disclose pro forma net earnings and earnings per share amounts as if the fair value method had been adopted. Accordingly, no compensation cost is recognized for stock option awards granted to employees at or above market value.

Our pro forma net income, pro forma net income per common share and pro forma weighted average fair value of options granted, with related assumptions, assuming we had adopted the fair value method of accounting for all stock-based compensation arrangements consistent with the provisions of SFAS No. 123, using the Black-Scholes option pricing model for all options granted after January 1, 1995, are indicated below:

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Three Months Ended March 31,	2004	2003
Net income as reported	$42,341	$28,985
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	7,890	4,810

Pro forma net income	$34,451	$24,175
Basic net income per share as reported	0.17	0.12
Pro forma basic net income per share	0.14	0.10
Diluted net income per share as reported	0.17	0.12
Pro forma diluted net income per share	0.14	0.10
Weighted average fair value	$8.50	$3.42
Expected life (years)	5.3	5.6
Risk-free interest rate	3.1-3.8%	3.0-4.0%
Expected volatility	26%	27%
Dividend yield	0%	0%

As the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. In addition, valuations are based on highly subjective assumptions about the future, including stock price volatility and exercise patterns.

(4) Revenues and Cost of Sales:

Net revenues are comprised of gross revenues less provisions for expected customer returns, inventory credits, discounts, promotional allowances, rebates, chargebacks, reimbursements relating to Medicaid and Medicare and other allowances. The reserve balances related to these provisions are included in the following balance sheet accounts:

	March 31, 2004	December 31, 2003
Accounts receivable	$112,818	$136,475
Accrued expenses	105,875	110,079

Total sales returns and allowances reserves	$218,693	$246,554

(5) Inventories:

Inventories consist of the following:

	March 31, 2004	December 31, 2003
Raw materials	$140,068	$155,159
Work-in-process	64,512	65,194
Finished goods	212,608	193,519

Total inventories	$417,188	$413,872

As of March 31, 2004, we had approximately $20,051 in inventories, primarily raw materials, relating to products pending launch while we await receipt of final FDA or foreign governmental marketing approval and/or satisfactory resolution of patent infringement litigation.

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(6) Intangible Assets:

Intangible assets consist of the following:

	March 31, 2004		December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Patents and related licenses	$76,175	$49,726	$75,642	$48,468
Trademarks	131,382	15,463	131,688	13,855
Licenses and other intangibles	160,942	20,172	161,548	17,473

Total	$368,499	$85,361	$368,878	$79,796

Unamortized intangible assets:
Trademarks and product registrations	$24,648		$25,279

Intangible assets amortization expense is estimated to be $17,106 for the remainder of 2004, $22,569 in 2005, $21,413 in 2006, $23,243 in 2007 and $21,330 in 2008.

(7) Debt:

On March 3, 2004, we issued $400,000 of our 1.5% Convertible Senior Notes due 2024 to certain qualified institutional buyers. After expenses, we received net proceeds of approximately $390,500. Under certain circumstances, the 1.5% Notes are convertible, unless previously redeemed, into 41.85925 shares of our common stock per $1,000 of principal amount of the 1.5% Notes. This ratio results in a conversion price of approximately $23.89 per share. We may redeem the 1.5% Notes on or after March 1, 2011. Beginning with the six-month period commencing on March 1, 2011, in addition to the stated interest of 1.5%, we will pay contingent interest of 0.36% of the market value of the 1.5% Notes, if during specified testing periods, the average trading price of the 1.5% Notes is 120% or more of the principal value. In addition, holders of the 1.5% Notes may require us to repurchase the notes at 100% of the principal amount on each of March 1, 2011, 2014, and 2019, and upon certain events.

The 1.5% Notes also contain a restricted convertibility feature that does not affect the conversion price of the notes but, instead, places restrictions on holders’ ability to convert their notes into shares of our common stock. Holders may convert their Notes into shares of our common stock prior to stated maturity under the following circumstances:

•	during any fiscal quarter (beginning with the quarter ending June 30, 2004) if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day;

•	during any five consecutive trading-day period immediately following any five consecutive trading-day period (the Note Measurement Period) in which the average market price for the notes during that Note Measurement Period was less than 95% of the average conversion value for the notes during such period; provided, however, that, beginning on March 1, 2019, holders may not convert their notes if the closing sale price of our common stock on the trading day immediately preceding the day on which the notes are surrendered for conversion is greater than 100% of the conversion price but equal to or less than 120% of the conversion price;

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•	upon the occurrence of specified corporate transactions; or

•	if we have called the notes for redemption.

Net proceeds from this offering are expected to be used to redeem our outstanding 5.5% Convertible Senior Subordinated Notes and for general corporate purposes, including potential acquisitions of, and investments in, products, technologies and companies, capital expenditures and working capital. As of March 31, 2004, we had approximately $249,000 of our 5.5% Notes outstanding. The 5.5% Notes are, unless previously redeemed, convertible into 42.05938 shares of our common stock per $1,000 principal amount. On March 26, 2004, we issued a notice to redeem the 5.5% Notes on May 16, 2004, at 102.357% of the aggregate principal amount outstanding plus accrued and unpaid interest to the redemption date and, accordingly, reclassified the $249,000 outstanding amount to “Current portion of long-term debt” in the accompanying consolidated balance sheet. We expect that approximately $254,869 in cash will be used to redeem the notes, and that a write-off of redemption premium and debt issuance costs of approximately $8,472 will be incurred in connection with the redemption.

(8) Income Taxes:

The provision for income taxes consists of the following:

Three Months Ended March 31,	2004	2003
Current:
Domestic	$514	$13,005
Foreign	9,635	1,338
Deferred
Domestic	(1,148)	114
Foreign	1,380	2,649

Total	$10,381	$17,106

The tax provision for the three months ended March 31, 2004, was determined using our estimated annual effective tax rate, which was less than the United States statutory rate primarily due to lower tax rates applicable to our Swiss operations and to the tax benefits resulting from the anticipated 2004 merger of two of our foreign subsidiaries. The tax impact resulting from the merger is a tax benefit of $23,288, net of a valuation allowance of $6,286. Payment of the current tax provision for the year ending December 31, 2004, will be reduced by $2,397 for domestic operations and $387 for foreign operations, representing the incremental impact of compensation expense deductions associated with non-qualified stock options exercised during the first three months of 2004. These amounts were credited to “Capital in excess of par value.” As of March 31, 2004, a domestic net deferred tax asset of $80,230 and an aggregate foreign net deferred tax asset of $12,897 are included in “Other current assets” and “Other assets” in the accompanying consolidated balance sheet. Realization of the net deferred tax assets is dependent upon generating sufficient future domestic and foreign taxable income. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

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(9) Retirement Plans:

The components of net periodic pension costs and our contributions paid were as follows:

Three Months Ended March 31,	2004	2003
Service cost	$770	$637
Interest cost	321	266
Expected return on plan assets	(256)	(212)
Amortization of transition obligation	89	73

Net periodic pension cost	$924	$764

Employer contribution	$770	$637

(10) Shareholders’ Equity:

Frost Nevada Limited Partnership (“FNLP”), beneficially owned by our Chairman and CEO, has a warrant to purchase 1,173 shares of our common stock at an exercise price of $7.68 per share that was issued in connection with a $50,000 promissory note issued to FNLP on November 18, 1999, and repaid on June 30, 2000. Proceeds of the note were used to purchase our common stock under our share repurchase program and the exercise price of the warrant was equal to the price paid for the repurchased shares. The warrant is exercisable through November 17, 2006.

(11) Business Segment Information:

Revenues by Region Three Months Ended March 31,	2004	2003
North America
External sales	$166,789	$146,363
Intersegment sales	2,074	284
Other revenues	1,103	10,126

Net revenues - North America	169,966	156,773

Europe
External sales	141,784	93,703
Intersegment sales	18,103	13,395
Other revenues	28,566	5,129

Net revenues – Europe	188,453	112,227

Latin America
External sales	73,436	50,623
Other revenues	406	127

Net revenues – Latin America	73,842	50,750

Corporate and other
External sales	11,556	11,047
Intersegment sales	(20,177)	(13,679)
Other revenues	1,551	575

Net revenues - Corporate and other	(7,070)	(2,057)

Consolidated net revenues	$425,191	$317,693

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Profits by Region Three Months Ended March 31,	2004	2003
Income before minority interest:
North America	$10,596	$29,002
Europe	26,929	(2,910)
Latin America	13,663	6,392
Corporate and other	(8,843)	(3,577)

Income before minority interest	42,345	28,907
Minority interest	(4)	78

Net income	$42,341	$28,985

	March 31,
Long-Lived Assets:	2004	2003
North America	$344,781	$322,848
Europe	436,640	305,682
Latin America	461,487	423,100
Corporate and other	136,568	108,584

Total	$1,379,476	$1,160,214

The following table displays the changes in the carrying amounts of goodwill by geographic region for the three months ended March 31, 2004:

	Balance January 1, 2004	Acquisitions	Foreign Exchange and Other	Balance March 31, 2004
North America	$1,472	$—	$—	$1,472
Europe	81,853	7	(1,314)	80,546
Latin America	358,996	—	(7,663)	351,333
Corporate and other	47,344	—	15	47,359

Consolidated goodwill	$489,665	$7	$(8,962)	$480,710

(12) Recently Issued Accounting Standards:

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51, which addresses consolidation by business enterprises of variable interest entities (“VIE’s”). During December 2003, the FASB revised FASB Interpretation No. 46, deferring the effective date of application for public companies to the first reporting period ending after March 15, 2004, except for disclosure requirements and VIE’s that are special-purpose entities. As part of the acquisition of Lab Chile, we acquired a note receivable secured by an option to acquire all of the outstanding shares of common stock of a company that owns 50.1% of a Latin American pharmacy chain, which had net revenues of $10,536 during the three months ended March 31, 2004. We have determined that the company is a VIE and that we are the primary beneficiary, however, we have not consolidated the company based on immateriality. We expect that our maximum exposure to loss is the recorded value of the note receivable, which was $1,728 at March 31, 2004.

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(13) Legal Proceedings:

The following supplements and amends the discussion set forth under Item 3 – “Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2003.

Terazosin Litigation

On December 21, 1998, an action purporting to be a class action, styled Louisiana Wholesale Drug Co. vs. Abbott Laboratories, Geneva Pharmaceuticals, Inc. and Zenith Goldline Pharmaceuticals, Inc., was filed against IVAX Pharmaceuticals, Inc. (“IPI”) and others in the United States District Court for the Southern District of Florida, alleging a violation of Section 1 of the Sherman Antitrust Act. Plaintiffs purport to represent a class consisting of customers who purchased a certain proprietary drug directly from Abbott Laboratories during the period beginning on October 29, 1998. Plaintiffs allege that, by settling patent-related litigation against Abbott in exchange for quarterly payments, the defendants engaged in an unlawful restraint of trade. The complaint seeks unspecified treble damages and injunctive relief. Eighteen additional class action lawsuits containing allegations similar to those in the Louisiana Wholesale case were filed in various jurisdictions between July 1999 and February 2001, the majority of which have been consolidated with the Louisiana Wholesale case. On December 13, 2000, plaintiffs’ motion for summary judgment on the issue of whether the settlement agreement constituted a per se violation of Section 1 of the Sherman Antitrust Act in the Louisiana Wholesale case was granted, but on September 15, 2003, the United States Court of Appeals for the Eleventh Circuit reversed the order. On March 13, 2000, the Federal Trade Commission (“FTC”) announced that it had issued complaints against, and negotiated consent decrees with, Abbott Laboratories and Geneva Pharmaceuticals arising out of an investigation of the same subject matter that is involved in these lawsuits. The FTC took no action against IPI. To date, seventeen of the actions naming IPI have either been settled or dismissed.

Fen-Phen Litigation

IPI has been named in a number of individual and class action lawsuits in both state and federal courts involving the diet drug combination of fenfluramine and phentermine, commonly known as “fen-phen.” Generally, these lawsuits seek damages for personal injury, wrongful death and loss of consortium, as well as punitive damages, under a variety of liability theories including strict products liability, breach of warranty and negligence. IPI did not manufacture either fenfluramine or phentermine, but did distribute the brand equivalent version of phentermine manufactured by Eon Labs Manufacturing, Inc. (“Eon”) and Camall Company. Although IPI had a very small market share, to date, IPI has been named in approximately 5,543 cases and has been dismissed from approximately 4,974 of these cases, with additional dismissals pending. IPI intends to vigorously defend all of the lawsuits, and while management believes that its defense will succeed, as with any litigation, there can be no assurance of this. Currently Eon is paying for approximately 50% of IPI’s costs in defending these suits and is fully indemnifying IPI against any damages IPI may suffer as a result of cases involving product manufactured by Eon. In the event Eon discontinues providing this defense and indemnity, IPI has its own product liability insurance. While IPI’s insurance carriers have issued reservations of rights, IPI believes that it has adequate coverage. Although it is impossible to predict with certainty the outcome of litigation, we do not believe this litigation will have a material adverse impact on our financial condition or results of operation.

Average Wholesale Price Litigation

On July 12, 2002, an action purporting to be a class action styled John Rice v. Abbott Laboratories, Inc., et al. (the “Rice Action”) was filed against IPI and others in the Superior Court of the State of California, alleging violations of California’s Business & Professional Code §17200 et seq. with respect to

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the way pharmaceutical companies report their AWP. Plaintiffs allege that each defendant reported an AWP to Medicare and Medicaid which materially misrepresented the actual prices paid to defendants by physicians and pharmacies for prescription drugs. The complaint seeks unspecified damages, including punitive damages, and injunctive relief. Two other class actions, Thompson v. Abbott Laboratories, Inc., et al. (the “Thompson Action”) and Turner v. Abbott Laboratories, Inc., et al. (the “Turner Action”), containing similar allegations against IPI and others were filed in California courts in August and September 2002, respectively, as well. All three cases were removed to federal court and transferred to the Pharmaceutical Industry Average Wholesale Price Multi-District Litigation in the United States District Court for the District of Massachusetts. On November 23, 2003, the plaintiff in the Rice Action dismissed his action against IPI and other defendants without prejudice. On January 9, 2004, the court denied the motions filed by the plaintiffs in the Thompson Action and the Turner Action to remand the cases to state court and further ruled that the claims in these actions were preempted by ERISA. In February 2004, the plaintiffs in the Thompson Action and the Turner Action also dismissed their actions against IPI and other defendants.

On September 29, 2003, we received a copy of a Summons and Complaint filed by the Commonwealth of Massachusetts against IVAX Corporation, and various other manufacturers of generic pharmaceutical products, alleging that all defendant manufacturers inflated the prices of generic pharmaceutical products paid for by the Massachusetts Medicaid Program through alleged fraudulent promotion, marketing and sales practices, resulting in millions of dollars in overpayments. The Complaint also alleges that the defendant manufacturers reported understated drug pricing to the federal government, which had the effect of reducing rebate payments to the Commonwealth under rebate agreements. The complaint alleges violations of the Massachusetts Medicaid False Claims Act, the Massachusetts False Claims Act and common law fraud, along with claims for unjust enrichment, breach of contract and breach of the duty of good faith and fair dealing. The Commonwealth seeks injunctive relief, restitution, treble damages, civil penalties, attorneys’ fees, and investigative and litigation costs. A motion to dismiss this action was filed on January 29, 2004, and is pending. We intend to vigorously defend ourselves in this matter and against these allegations.

On September 15, 2003, IPI and we were served with an Amended Complaint filed in the United States District Court for the District of Massachusetts in the case styled County of Suffolk vs. Abbott Laboratories, Inc., et al. and on August 25, 2003, we were served with a similar complaint filed in the United States District Court for the Southern District of New York in the case styled County of Westchester vs. Abbott Laboratories, Inc. et al. In each of these cases, the plaintiffs allege that the defendants violated the Racketeering Influenced and Corrupt Organizations Act (“RICO”), the Federal Medicaid Statute, New York Social Services Law, New York Department of Health Regulations, and New York General Business Law. The plaintiffs also seek the recovery of damages for unfair trade practices, fraud, breach of contract and under the theory of unjust enrichment. The plaintiffs also seek unspecified damages, including treble and punitive damages, civil penalties, declaratory and injunctive relief and restitution, allegedly suffered by the plaintiffs as a result of the defendants’ alleged unlawful scheme to overcharge for prescription medications paid for by Medicaid. The plaintiffs allege that through promotional, discounting, and pricing practices, the defendants reported false and inflated average wholesale prices or wholesale acquisition costs and failed to report their best prices as required by federal and state rebate statutes resulting in the plaintiffs overpaying for certain medications. A motion to dismiss these actions was filed and remains pending. We intend to vigorously defend ourselves in these cases and against these allegations.

IPI, along with numerous other pharmaceutical companies, has received inquiries from and responded to requests for records and information from the Committee on Energy and Commerce of the United States House of Representatives in connection with the Committee’s investigation into certain industry and IPI practices regarding average wholesale price. IPI has also received correspondence from the States of Nevada, Kentucky, Florida, and Illinois, on behalf of itself and eight other states, indicating that the

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Office of the Attorney General (OAG) for these states are investigating allegations of purportedly improper pricing practices related to the average manufacturer price and best price calculations. We or our subsidiaries have not been named as a defendant in a suit filed by or on behalf or any state, but as a result of the investigation the OAG for the states have advised us that we are required to maintain all records related to the investigation. We are cooperating fully with these requests. The outcome of these investigations could include the imposition of substantial fines, penalties and injunctive or administrative remedies.

United Kingdom Serious Fraud Office Investigation and Related Litigation

In April 2002, we received notice of an investigation by United Kingdom National Health Service officials concerning prices charged by generic drug companies, including Norton Healthcare Limited, trading as IVAX Pharmaceuticals UK, for penicillin-based antibiotics and warfarin sold in the United Kingdom from 1996 to 2000. This is an investigation by the Serious Fraud Office of the United Kingdom involving all pharmaceutical companies that sold these products in the United Kingdom during this period. According to statements by investigating agencies, this is a complex investigation expected to continue for some time and there is no indication from the agencies when or if charges will be made against any of these companies. We are cooperating fully with this investigation.

In December 2002, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions adversely affected competition in the sale and supply of warfarin in the United Kingdom between 1996 and 2000. This claim seeks damages against all defendants in the approximate aggregate amount of 28,600 Pounds Sterling (approximately $52,801 at the March 31, 2004, currency exchange rate), plus interest and costs.

In December, 2003, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions which adversely affected competition in the sale and supply of Penicillin in the United Kingdom between 1996 and 2000. This claim seeks damages against all defendants in the approximate amount of 30,500 Pounds Sterling (approximately $56,309 at the March 31, 2004, currency exchange rate), plus interest and costs.

Commercial Matters

On April 22, 2003, we received notice that we were named as a defendant along with approximately 25 other pharmaceutical manufacturers in a complaint filed in the US District Court for the Northern District of Texas by an individual who has filed the action purportedly in the name of the United States government, styled United States of America, ex. rel, Paul King v. Alcon Laboratories, Inc., et al. In this suit, the plaintiff seeks to recover damages from the defendants, including us, for allegedly defrauding and conspiring to defraud the United States government by having made sales of drugs to various federal governmental agencies or causing the United States government to reimburse individuals or entities for drug products that did not comply with Current Good Manufacturing Practices and other regulations and laws. The suit seeks the recovery of treble damages from us and the other defendants, jointly and severally, which plaintiff alleges exceeds thirty billion dollars, plus the recovery of attorneys’ fees, interest, civil penalties, costs, and other relief. On February 23, 2004, Plaintiff was granted leave to file a Second Amended Complaint, in response to which we filed a motion to dismiss the action in its entirety. We intend to vigorously defend ourselves in this action and against these allegations.

On April 22, 2003, GenPharm, Inc. filed a complaint in the United States District Court for the District of Puerto Rico against API Industries, Inc. (“API”) for damages and equitable relief, including

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declaratory relief and specific performance, arising out of API’s alleged breach of agreements and failure to supply GenPharm with an active pharmaceutical ingredient. The complaint also seeks the recovery of damages for API’s alleged negligence in failing to maintain production facilities in accordance with FDA standards. The plaintiff seeks to recover millions of dollars in damages, along with interest, costs and expenses, including attorneys’ fees and other fees and costs. The plaintiff also filed a motion for preliminary relief seeking the attachment of approximately 165 kilograms of the active pharmaceutical ingredient, which we vigorously opposed. API and GenPharm have settled the litigation and an order dismissing the case with prejudice was filed on February 18, 2004.

Environmental Related Proceedings

On July 16, 2003, API received an EPA letter requesting API to submit a revised Solid Waste Management Unit (SWMU) Plan, including additional sampling and investigation elements, concerning the alleged presence of isopropyl ether (IPE) in its facility. This matter was tendered to the sellers of API for indemnity based on the terms of the agreement by which API was sold to us, but sellers have denied responsibility for this claim. On November 7, 2003, API filed its response to the EPA’s July 16, 2003, letter and submitted a revised SWMU Plan to cooperate with the agency. On April 27, 2004, the EPA requested API to further address certain groundwater contaminant issues, including monitoring and sampling, relating to the presence of isopropyl ether in its facility. We will be evaluating the letter and cooperating with the agency.

Other Litigation

We are involved in various other legal proceedings arising in the ordinary course of business, some of which involve substantial amounts. In order to obtain brand equivalent approvals prior to the expiration of patents on branded products, and to benefit from the exclusivity allowed to ANDA applicants that successfully challenge these patents, we frequently become involved in patent infringement litigation brought by branded pharmaceutical companies. Although these lawsuits involve products that are not yet marketed and therefore pose little or no risk of liability for damages, the legal fees and costs incurred in defending such litigation can be substantial. While it is not feasible to predict or determine the outcome or the total cost of these proceedings, in the opinion of management, based on a review with legal counsel, any losses resulting from such legal proceedings will not have a material adverse impact on our financial position or results of operations.

We intend to vigorously defend each of the foregoing lawsuits, but their respective outcomes cannot be predicted. Any of such lawsuits, if determined adversely to us, could have a material adverse effect on our financial position and results of operations. Our ultimate liability with respect to any of the foregoing proceedings is not presently determinable.

(14) Subsequent Event:

On July 15, 2004, our Board of Directors approved a five-for-four stock split of our common stock in the form of a stock dividend. The 25% stock dividend was paid on August 24, 2004, for holders of record as of August 10, 2004. All references to number of shares and per share information for all periods presented are reflected on a post-split basis.

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Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations

Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. We discuss such risks, uncertainties and other factors throughout this report and specifically under the caption “Risk Factors” in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2003. The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related Notes to Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2003, and the unaudited interim consolidated financial statements and the related notes to unaudited interim consolidated financial statements included in Item 1 of this Quarterly Report on Form 10-Q.

Our Business

We are a multinational company engaged in the research, development, manufacture and marketing of pharmaceutical products. We manufacture and/or market several brand name pharmaceutical products and a wide variety of brand equivalent and over-the-counter pharmaceutical products, primarily in the United States, Europe and Latin America. We also have subsidiaries located throughout the world, some of which are among the leading pharmaceutical companies in their markets.

Results of Operations

Three Months Ended March 31, 2004 Compared to the Three Months Ended March 31, 2003

Overview

We generated strong revenue growth in the first quarter of 2004 principally due to increased demand, new product launches and the acquisition of businesses. Our revenue growth was also driven by a $25.5 million milestone payment earned under a product collaboration and development agreement with Mayne Group Limited for the marketing and distribution of our injectable paclitaxel product in Europe. Stronger currencies in Europe and Latin America also contributed to revenue growth during this quarter. During the first quarter of 2004, we continued to invest in our future. We invested $61.4 million, an increase of 35%, more in sales and marketing than in the first quarter of 2003 and $32.4 million, an increase of 58%, more in research and development than in the first quarter of 2003. Despite these investments, our operating income increased by 26% from $50.1 million in the first quarter of 2003 to $63.0 million in the first quarter of 2004. We expect sales and marketing and research and development expenditures to generally remain at current levels.

On October 28, 2003, we received final approval and confirmation of our first to file status from the FDA on Metformin HCl Extended Release and on November 26, 2003, we reached agreement with Alpharma Inc. to share profits on an equal basis on all sales during the 180-day exclusivity period regarding this product. On February 19, 2004, we received final approval and confirmation of our first to file status on glyburide/metformin HCl tablets. We launched the product and commenced our 180-day exclusivity period in May 2004. On March 10, 2004, we received approval from the European Commission for the extension of indication of the existing marketing authorization for Paxene® to include treatment of metastatic breast cancer and metastatic ovarian cancer in the 15 member states of the European Union. On April 28, 2004, we received final approval and confirmation of our first to file status from the FDA on gabapentin tablets in 100 mg, 300 mg and 400 mg dosage strengths. The tablet formulation at these strengths is not currently marketed. We are not first-to-file on the five currently

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marketed dosage forms of this product. A trial date for the litigation regarding whether our products infringe a patent held by Pfizer has not yet been scheduled. We are, however, able to launch these products at any time and are considering a variety of factors in determining when to launch.

As part of our ongoing business strategy, we enter into collaborative alliances, which allow us to exploit our drug discovery and development capabilities or provide us with intellectual property and technologies. Many of these alliances involve licenses to other companies relating to technologies or compounds under development and, in some cases, finished products. These licenses permit us to reduce our development costs and often involve the receipt of an up-front payment and fees upon completion of certain development milestones and also, generally, provide for royalties based on sales of the products. We have received significant payments in the past from these arrangements. We expect that milestone, developmental, royalty and other payments under existing and new collaboration and license agreements with other parties will continue to be an important part of our business. Our future net revenues and profits will depend and will fluctuate from period to period, in part, based upon our ability to replace or renew license fees, royalties and development service fees as the related agreements expire or are terminated. We expect that our future net revenues and profits will also depend upon:

•	our ability to obtain and maintain FDA approval of our manufacturing facilities;

•	our ability to maintain a pipeline of products in development;

•	our ability to achieve the milestones specified in our license and development agreements;

•	our ability to manufacture, obtain and maintain a sufficient supply of products to meet market demand, retain our customers and meet contractual deadlines and terms;

•	our ability to develop and rapidly introduce new products and to introduce existing products into new territories;

•	the timing of regulatory approval of such products;

•	the availability and cost of raw materials required to manufacture such products;

•	our ability to manufacture such products efficiently;

•	the number and timing of regulatory approvals of competing products;

•	the outcome and timing of legal proceedings, particularly those related to Hatch-Waxman exclusivity and patent infringement cases;

•	our ability to forecast inventory levels and trends at our customers and their end-customers; and

•	our and our competitors’ pricing and chargeback policies.

Net Revenues and Gross Profit

The composition of the change in net revenues by region is as follows (in millions):

Three Months Ended March 31,	2004	2003	Change	% Change
North America	$170.0	$156.8	$13.2	8%
Europe	188.4	112.2	76.2	68%
Latin America	73.8	50.7	23.1	46%
Corporate and other	(7.0)	(2.0)	(5.0)	N.M. *

Total net revenues	$425.2	$317.7	$107.5	34%

*	Not meaningful

The increase in North American net revenues was due to volume increases of $25.6 million, including the launch of new generic products, partially offset by a decrease in other revenues of $9.0 million, primarily product collaboration and development fees received in 2003, and price decreases of $3.4 million. North American subsidiaries recorded provisions for sales returns and allowances that

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reduced gross sales by $136.8 million during the three months ended March 31, 2004, and $143.2 million for the same period of the prior year.

The increase in European net revenues was primarily due to volume increases of $54.2 million, including the launch of new and acquired products, favorable effects of currency exchange rates of $16.3 million and an increase, net of currency effects, in other revenues of $22.6 million, partially offset by price decreases of $16.9 million. Other revenues included a $25.5 million milestone payment earned under a product collaboration and development agreement and amortization of previously deferred up-front payments received under this and another agreement. European subsidiaries recorded provisions for sales returns and allowances that reduced gross sales by $14.1 million during the three months ended March 31, 2004, and $7.4 million for the same period of the prior year.

The increase in Latin American net revenues was primarily due to volume increases of $14.5 million, favorable effects of currency exchange rates of $4.6 million, price increases of $3.7 million and an increase, net of currency effects, in other revenues of $0.3 million. Latin American subsidiaries recorded provisions for sales returns and allowances that reduced gross sales by $10.3 million during the three months ended March 31, 2004, and $7.3 million for the same period of the prior year.

The composition of the change in our net revenues and gross profit is as follows (in millions):

Three Months Ended March 31,	2004	2003	Change	% Change
Net revenues	$425.2	$317.7	$107.5	34%
Cost of sales	225.8	171.6	54.2	32%

Gross profit	$199.4	$146.1	$53.3	36%

% of net revenues	47%	46%

The improvement in our gross profit percentage was primarily due to the $15.7 million increase in other revenues, partially offset by reduced gross margin in North American pharmaceutical operations due to competitive pricing pressures.

Operating Expenses

The composition of the change in operating expenses is as follows (in millions):

Three Months Ended March 31,	2004	2003	Change	% Change
Selling	$61.4	$45.6	$15.8	35%
% of net revenues	14%	14%

General and administrative	36.5	25.1	11.4	46%
% of net revenues	9%	8%

Research and development	32.4	20.4	12.0	58%
% of net revenues	8%	6%

Amortization	5.5	4.5	1.0	23%
Restructuring	0.6	0.4	0.2	37%

Total operating expenses	$136.4	$96.0	$40.4	42%

The increase in selling expenses was primarily attributable to an increase in the European sales force resulting from the acquisition of a branded respiratory business on October 1, 2003, and higher expenses associated with the expansion of our United States proprietary respiratory sales force.

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The increase in general and administrative expenses is primarily attributable to a $6.6 million legal settlement that was received and reduced general and administrative expenses in the first three months of 2003, and general and administrative expenses from the operations of the branded respiratory business in Europe.

The increase in research and development expenses is primarily attributable to an increase in various research and development projects and bio-study costs in North America and Europe. We expect our research and development expenditures to generally remain at current levels. Our future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of products under development, the timing and impact of patent challenges and litigation, delays or changes in government required testing and approval procedures, technological and competitive developments, strategic marketing decisions, collaborative alliances and liquidity.

The restructuring costs incurred in both quarters, consisting primarily of employee termination benefits, were primarily in our United Kingdom operations.

Other Income (Expense)

The composition of the change in other income (expense) is as follows (in millions):

Three Months Ended March 31,	2004	2003	Change	% Change
Interest income	$1.1	$1.2	$(0.1)	(12)%
Interest expense	(11.7)	(10.9)	(0.8)	7%
Other income, net	0.3	5.6	(5.3)	(94)%

Total other income (expense)	$(10.3)	$(4.1)	$(6.2)	152%

The increase in interest expense was primarily due to our issuance on March 3, 2004, of $400.0 million of 1.5% Convertible Senior Notes. See Liquidity and Capital Resources for additional information related to the 1.5% Notes and use of proceeds.

Other income, net decreased $5.3 million for the three months ended March 31, 2004, compared to the same period of the prior year. During the first three months of 2004, we realized no gains on the repurchase of subordinated notes compared to $2.2 million realized in the same period of the prior year. In addition, during the first three months of 2004, we recorded $2.0 million of foreign currency losses compared to insignificant foreign currency gains in the same period of the prior year. During the first three months of 2004, we earned $3.1 million of royalty and other payments recorded as additional consideration for the 1997 sale of Elmiron® to Ortho-McNeil Pharmaceutical, Inc. compared to $2.6 million in the same period of the prior year.

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Net Income

The change in our net income is as follows (in millions, except per share data):

Three Months Ended March 31,	2004	2003	Change	% Change
Net income	$42.3	$29.0	$13.4	46%

Earnings per common share:
Basic	$0.17	$0.12	$0.05	42%

Diluted	$0.17	$0.12	$0.05	42%

Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51, which addresses consolidation by business enterprises of variable interest entities (“VIE’s”). During December 2003, the FASB revised FASB Interpretation No. 46, deferring the effective date of application for public companies to the first reporting period ending after March 15, 2004, except for disclosure requirements and VIE’s that are special-purpose entities. As part of the acquisition of Lab Chile, we acquired a note receivable secured by an option to acquire all of the outstanding shares of common stock of a company that owns 50.1% of a Latin American pharmacy chain, which had net revenues of $10.5 million during the three months ended March 31, 2004. We have determined that the company is a VIE and that we are the primary beneficiary, however, we have not consolidated the company based on immateriality. We expect that our maximum exposure to loss is the recorded value of the note receivable, which was $1.7 million at March 31, 2004.

Liquidity and Capital Resources

Working capital was $696.9 million at March 31, 2004, compared to $509.2 million at December 31, 2003. Cash and cash equivalents were $536.8 million at March 31, 2004, compared to $146.9 million at December 31, 2003. Short-term marketable securities were $3.1 million at March 31, 2004, compared to $10.5 million at December 31, 2003.

Net cash of $8.4 million was provided by operating activities during the first three months of 2004 compared to $17.7 million during the same period of the prior year. The decrease in cash provided by operating activities was primarily the result of increases in accounts receivable due to increased sales, partially offset by increased earnings.

Net cash of $23.0 million was used by investing activities during the first three months of 2004 compared to $1.8 million during the same period of the prior year. We generated $3.1 million in proceeds from the sale of product rights compared to $2.6 million during the same period of the prior year. Our capital expenditures were $32.5 million, including the acquisition of a manufacturing facility, compared to $18.9 million during the same period of the prior year. We spent $1.3 million to acquire intangible assets and businesses and increase our ownership interest in affiliates compared to $0.8 million during the same period of the prior year. We generated $7.2 million of net proceeds from the sale of marketable securities compared to $15.3 million during the same period of the prior year.

Net cash of $411.3 million was provided by financing activities during the first three months of 2004 compared to $28.6 million used during the same period of the prior year. During the first three months of 2004, we incurred $413.9 million of new borrowings, principally related to the issuance of our

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1.5% Convertible Senior Notes due 2024 described below, and repaid $10.5 million of bank debt. However, we made no purchases of our common stock during the first three months of 2004, compared to $6.2 million purchased in the same period of the prior year.

On March 3, 2004, we issued $400.0 million of our 1.5% Convertible Senior Notes due 2024 to certain qualified institutional buyers. After expenses we received net proceeds of approximately $390.5 million. Under certain circumstances, the 1.5% Notes are convertible, unless previously redeemed, into 41.85925 shares of our common stock per $1,000 of principal amount of the 1.5% Notes. This ratio results in a conversion price of approximately $23.89 per share. We may redeem the 1.5% Notes on or after March 1, 2011. Beginning with the six-month period commencing on March 1, 2011, in addition to the stated interest of 1.5%, we will pay contingent interest of 0.36% of the market value of the 1.5% Notes, if during specified testing periods, the average trading price of the 1.5% Notes is 120% or more of the principal value. In addition, holders of the 1.5% Notes may require us to repurchase the notes at 100% of the principal amount on each of March 1, 2011, 2014, and 2019, and upon certain events.

The 1.5% Notes also contain a restricted convertibility feature that does not affect the conversion price of the notes but, instead, places restrictions on holders’ ability to convert their notes into shares of our common stock. Holders may convert their Notes into shares of our common stock prior to stated maturity under the following circumstances:

•	during any fiscal quarter (beginning with the quarter ending June 30, 2004) if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day;

•	during any five consecutive trading-day period immediately following any five consecutive trading-day period (the Note Measurement Period) in which the average market price for the notes during that Note Measurement Period was less than 95% of the average conversion value for the notes during such period; provided, however, that, beginning on March 1, 2019, holders may not convert their notes if the closing sale price of our common stock on the trading day immediately preceding the day on which the notes are surrendered for conversion is greater than 100% of the conversion price but equal to or less than 120% of the conversion price;

•	upon the occurrence of specified corporate transactions; or

•	if we have called the notes for redemption.

Net proceeds from this offering are expected to be used to redeem our outstanding 5.5% Convertible Senior Subordinated Notes and for general corporate purposes, including potential acquisitions of, and investments in, products, technologies and companies, capital expenditures and working capital. As of March 31, 2004, we had approximately $249.0 million of our 5.5% Notes outstanding. The 5.5% Notes are, unless previously redeemed, convertible into 42.05938 shares of our common stock per $1,000 principal amount. On March 26, 2004, we issued a notice to redeem the 5.5% Notes on May 16, 2004, at 102.357% of the aggregate principal amount outstanding plus accrued and unpaid interest to the redemption date and, accordingly, reclassified the $249.0 million outstanding amount to “Current portion of long-term debt” in the accompanying consolidated balance sheet. We expect that approximately $254.9 million in cash will be used to redeem the notes, and that a write-off of redemption premium and debt issuance costs of approximately $8.5 million will be incurred in connection with the redemption. However, the 1.5% interest rate on the notes issued in March is 4% lower than the notes being redeemed and will result in reduced interest expense in future periods.

We plan to spend substantial amounts of capital in 2004 to continue the research and development of pharmaceutical products. Although research and development expenditures are expected

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to be between $120 million and $140 million during 2004, actual expenditures will depend on, among other things, the outcome of clinical testing or products under development, the timing and impact of patent challenges and litigation, delays or changes in government required testing and approval procedures, technological and competitive developments, strategic marketing decisions and liquidity. In addition, we plan to spend between $100 million and $120 million in 2004 to acquire, improve and expand our pharmaceutical and other related facilities.

Our principal sources of short-term liquidity are existing cash and internally generated funds, which we believe will be sufficient to meet our operating needs and anticipated capital expenditures over the short term. For the long term, we intend to utilize principally internally generated funds, which are anticipated to be derived primarily from the sale of existing pharmaceutical products, pharmaceutical products currently under development and pharmaceuticals products we license or acquire. There can be no assurance that we will successfully complete products under development, that we will be able to obtain regulatory approval for any such products, or that any approved product will be produced in commercial quantities, at reasonable costs, and be successfully marketed or that we will acquire any such products. We may consider issuing debt or equity securities in the future to fund potential acquisitions and growth.

Income Taxes

We recognized a $10.4 million tax provision for the three months ended March 31, 2004, of which $11.0 million related to foreign operations. The tax provision for the three months ended March 31, 2004, was determined using our estimated annual effective tax rate, which was less than the United States statutory rate primarily due to lower tax rates applicable to our Swiss operations and to the tax benefits resulting from the anticipated 2004 merger of two of our foreign subsidiaries. The tax impact resulting from the merger is a tax benefit of $23.3 million, net of a valuation allowance of $6.3 million. Payment of the current tax provision for the year ending December 31, 2004, will be reduced by $2.4 million for domestic operations and $0.4 million for foreign operations, representing the incremental impact of compensation expense deductions associated with non-qualified stock options exercised during the first three months of 2004. As of March 31, 2004, domestic net deferred tax assets totaled $80.2 million and aggregate foreign net deferred tax assets totaled $12.9 million. Realization of the net deferred tax assets is dependent upon generating sufficient future domestic and foreign taxable income. Although realization is not assured, we believe it is more likely than not that the net deferred tax assets will be realized. Our estimates of future taxable income are subject to revision due to, among other things, regulatory and competitive factors affecting the pharmaceutical industries in the markets in which we operate. Such factors are further discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2003.

Critical Accounting Policies

The consolidated financial statements include the accounts of IVAX Corporation and all majority-owned subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results

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could differ materially from these estimates. We periodically evaluate estimates and assumptions used in the preparation of the financial statements and make changes on a prospective basis when adjustments are necessary. Significant estimates include amounts for accounts receivable exposures, deferred tax asset allowances, inventory reserves, environmental reserves, litigation and sales returns and allowances, including, but not limited to, chargebacks, rebates, returns and shelf-stock adjustments, and the useful lives of intangible assets.

Revenue Recognition, Sales Returns and Allowances – Revenues and the related cost of sales are recognized at the time title to our products and the risks and rewards of ownership passes to our customers. Our pharmaceutical revenues are affected by the level of provisions for estimated returns, inventory credits, discounts, promotional allowances, rebates, chargebacks, reimbursements relating to Medicaid and Medicare and other allowances. The custom in the United States pharmaceutical industry is generally to grant customers the right to return purchased goods. In the generic pharmaceutical industry, this custom has resulted in a practice of suppliers issuing inventory credits (also known as shelf-stock adjustments) to customers based on the customers’ existing inventory following decreases in the market price of the related generic pharmaceutical product. We have contractual agreements with many of our customers, which require that we grant these customers inventory credit following a price decrease. In other cases, the determination to grant a credit to a customer following a price decrease is at our discretion. These credits allow customers with established inventories to compete with those buying product at the current market price, and allow us to maintain shelf space, market share and customer loyalty.

Provisions for estimated returns, inventory credits and chargebacks, as well as other sales allowances, are established by us concurrently with the recognition of revenue. The provisions are established in accordance with accounting principles generally accepted in the United States based upon consideration of a variety of factors, including actual return and inventory credit experience for products during the past several years, the number and timing of regulatory approvals for the product by our competitors (both historical and projected), the market for the product, expected sell-through levels by our wholesale customers to customers with contractual pricing arrangements with us, estimated customer inventory levels and projected economic conditions. Actual product returns and inventory credits incurred are, however, dependent upon future events, including remaining shelf-life and price competition and the level of customer inventories at the time of any price decreases. We continually monitor the factors that influence the pricing of our products and customer inventory levels and make adjustments to these provisions when we believe that actual product returns, inventory credits and other allowances may differ from established reserves.

Royalty and license fee income are recognized when obligations associated with earning the royalty or license fee have been satisfied and are included in “Net revenues” in the accompanying consolidated statements of operations. In accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, our accounting policy is to review each contract to determine if there are multiple revenue-generating activities that constitute more than one unit of accounting. Revenue is recognized for each unit of accounting based on revenue recognition criteria relevant to that unit. Up-front payments are deferred, if appropriate, and recognized into revenues over the obligation period.

Inventories - Inventories are stated at the lower of cost (first-in, first-out) or market. Components of inventory cost include materials, labor and manufacturing overhead. In evaluating whether inventories are stated at the lower of cost or market, we consider such factors as the amount of inventories on hand, estimated time required to sell such inventories, remaining shelf life of the inventories and current market price of the inventories. We have made, are in the process of making and/or will scale-up and make commercial quantities of certain of our product candidates prior to the date we anticipate that such

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products will receive final FDA or foreign governmental marketing approval and/or satisfactory resolution of patent infringement litigation involving them (i.e., pre-launch inventories). The scale-up and commercial production of pre-launch inventories involves the risk that such products may not be approved for marketing by the governmental agencies on a timely basis, or ever, and/or that the outcome of related litigation may not be satisfactory. This risk notwithstanding, we plan to continue to scale-up and build pre-launch inventories of certain products that have not yet received final governmental approval and/or satisfactory resolution of patent infringement litigation when we believe that such action is appropriate in relation to the commercial value of the product launch opportunity. As of March 31, 2004, we had approximately $20.1 million of inventories, primarily raw materials, related to certain products pending final approval and/or satisfactory resolution of litigation.

Impairment of Long-Lived Assets – We continually evaluate whether events and circumstances have occurred that indicate that the remaining estimated useful life of long-lived assets may require revision or that the remaining net book value may not be recoverable. When factors indicate that an asset may be impaired, we use various methods to estimate the asset’s future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the asset. Any impairment amount is charged to operations.

Intangible Assets – Intangible assets with definite lives are amortized and carried at cost less accumulated amortization. Goodwill and intangible assets with indefinite lives are carried at cost, are not amortized and are tested for impairment annually.

Legal Costs – Legal charges are recorded for the costs anticipated to be incurred in connection with litigation and claims against us when we can reasonably estimate these costs. We intend to vigorously defend each of the lawsuits described in Note 14, Commitments and Contingencies, in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, and in Note 13, Legal Proceedings, in the Notes to Consolidated Financial Statements included in this Form 10-Q, but their respective outcomes cannot be predicted. Any of such lawsuits or investigations, if determined adversely to us, could have a material adverse effect on our financial position and results of operations. Our ultimate liability with respect to any of these proceedings is not presently determinable.

We are involved in various other legal proceedings arising in the ordinary course of business, some of which involve substantial amounts. In order to obtain brand equivalent approvals prior to the expiration of patents on branded products, and to benefit from the exclusivity allowed to Abbreviated New Drug Application applicants that successfully challenge these patents, we frequently become involved in patent infringement litigation brought by branded pharmaceutical companies. Although these lawsuits involve products that are not yet marketed and therefore pose little or no risk of liability for damages, the legal fees and costs incurred in defending such litigation can be substantial. While it is not feasible to predict or determine the outcome or the total cost of these proceedings, in our opinion, based on a review with legal counsel, any losses resulting from such legal proceedings will not have a material adverse impact on our financial position or results of operations.

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Disclosure Regarding Forward-Looking Statements

We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from any forward-looking statement which may have been deemed to have been made in this report or which are otherwise made by us or on our behalf. For this purpose any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among other things:

•	our ability to identify potential acquisitions and to successfully acquire and integrate such operations or products;

•	our ability to reduce our backlog and manufacture, obtain and maintain a sufficient supply of products to meet market demand, retain our customers and meet contractual deadlines and terms;

•	that our proposed spending on facilities improvement and expansion may not be as projected;

•	that we may increase sales and marketing costs and research spending above current levels;

•	our ability to obtain and maintain FDA approval of our manufacturing facilities, the failure of which could result in production stoppage or delays;

•	our intention to fund 2004 capital expenditures and research and development from existing cash and internally generated funds;

•	the outcome and timing of any pending or future litigation or investigation (including patent, trademark and copyright litigation and the United Kingdom National Health Service investigation), and the cost, expenses and possible diversion of management’s time and attention arising from such litigation or investigation;

•	difficulties in product development and uncertainties related to the timing or outcome of product development;

•	the availability on commercially reasonable terms of raw materials, particularly raw materials for our paclitaxel product, and other third-party sourced products;

•	our dependence on sole or limited source suppliers and the risk associated with a production interruption or shipment delays at such suppliers;

•	our ability to replace or renew license fees, royalties and development service fees as the related agreements expire or are terminated;

•	difficulties in complying with governmental regulations;

•	difficulties or delays in manufacturing products;

•	efficacy or safety concerns with respect to marketed products, whether or not scientifically justified, leading to recalls, withdrawals or declining sales;

•	our ability to obtain approval from the FDA to market new pharmaceutical products;

•	the acceptance of new products by the medical community as effective as alternative forms of treatment for indicated conditions;

•	the impact of new regulations or court decisions or actions by our competitors regarding the protection of patents and the exclusivity period for the marketing of branded drugs;

•	our ability to use inventory and raw materials in the manner initially intended or to find alternative uses, to the extent the inventory and raw materials relate to products pending final approval or satisfactory resolution of litigation, if such approval or resolution is not obtained;

•	the impact of the adoption of certain accounting standards;

•	our success in acquiring or licensing proprietary technologies that are necessary for our product development activities;

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•	the impact of political and economic instability in the countries in which we operate, particularly Venezuela and other Latin American countries;

•	our successful compliance with extensive, costly, complex and evolving governmental regulations and restrictions;

•	the use of estimates in the preparation of our financial statements;

•	our ability to successfully compete in both the branded and generic pharmaceutical sectors;

•	trade buying patterns;

•	trends toward managed care and health care cost containment;

•	possible United States legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including Medicaid and Medicare;

•	interest rate and foreign currency exchange rate fluctuation; and

•	other risks and uncertainties detailed herein and from time to time in our Securities and Exchange Commission filings.

The information in this Form 10-Q is as of March 31, 2004, or, where clearly indicated, as of the date of this filing. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. We also may make additional disclosures in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we may file from time to time with the Securities and Exchange Commission. Please also note that we provide a cautionary discussion of risks and uncertainties under the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2003. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us.

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Item 3 - Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows. We, in the normal course of doing business, are exposed to the risks associated with foreign currency exchange rates and changes in interest rates.

Foreign Currency Exchange Rate Risk – During the three months ended March 31, 2004, sales by subsidiaries located outside the United States accounted for approximately 62% of our worldwide sales. The majority of these sales were denominated in currencies of the local country. As such, our reported profits and cash flows are exposed to changing exchange rates. If the United States dollar weakens relative to the foreign currency, the earnings generated in the foreign currency will, in effect, increase when converted into United States dollars and vice versa. Although we do not speculate in the foreign exchange market, we do from time to time manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts. As a result of exchange rate differences, net revenues increased by $21.1 million for the three months ended March 31, 2004, as compared to the same period in the prior year. The effects of inflation on consolidated net revenues and operating income were not significant. Certain firmly committed transactions are hedged with foreign exchange forward contracts. As exchange rates change, gains and losses on the exposed transactions are partially offset by gains and losses related to the hedging contracts. Both the exposed transactions and the hedging contracts are translated at current spot rates, with gains and losses included in earnings.

Our derivative activities, which primarily consist of foreign exchange forward contracts, are initiated primarily to hedge forecasted cash flows that are exposed to foreign currency risk. The foreign exchange forward contracts generally require us to exchange local currencies for foreign currencies based on pre-established exchange rates at the contracts’ maturity dates. If the counter-parties to the exchange contracts do not fulfill their obligations to deliver the contracted currencies, we could be at risk for currency related fluctuations. We enter into these contracts with counter-parties that we believe to be creditworthy and do not enter into any leveraged derivative transactions. As of March 31, 2004, we had $19.2 million in foreign exchange forward contracts outstanding to sell Pounds Sterling for Euros, primarily to hedge Euro-based operating cash flows. As exchange rates change, gains and losses on these contracts are generated based on the change in the exchange rates that are recognized in the consolidated statement of operations at maturity, and offset the impact of the change in exchange rates on the foreign currency cash flows that are hedged.

Interest Rate Risk – Our only material debt obligations relate to the 1.5%, 4.5% and 5.5% Convertible Notes, which bear fixed rates of interest, and the amounts we owe for the purchase of QVAR® and other respiratory products, which carry no stated interest rate. We believe that our exposure to market risk relating to interest rate risk is not material.

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Item 4 – Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have evaluated the design and operation of our disclosure controls and procedures to determine whether they are effective in ensuring that the disclosure of required information is timely made in accordance with the Exchange Act and the rules and forms of the Securities and Exchange Commission. This evaluation was made under the supervision and with the participation of management, including our principal executive officer and principal financial officer as of the end of the quarterly period to which this Quarterly Report on Form 10-Q relates. The principal executive officer and principal financial officer have concluded, based on their review and subject to the limitations noted below, that our disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), are effective to ensure that information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Controls

No significant changes were made to our internal controls or other factors that could significantly affect these controls during the quarterly period to which this quarterly report on Form 10-Q relates.

Limitations on the Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and internal controls will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

28

PART II - OTHER INFORMATION

Item 1 – Legal Proceedings

The following supplements and amends the discussion set forth under Item 3 – “Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2003.

Commercial Matter

On April 22, 2003, GenPharm, Inc. filed a complaint in the United States District Court for the District of Puerto Rico against API Industries, Inc. (“API”) for damages and equitable relief, including declaratory relief and specific performance, arising out of API’s alleged breach of agreements and failure to supply GenPharm with an active pharmaceutical ingredient. The complaint also seeks the recovery of damages for API’s alleged negligence in failing to maintain production facilities in accordance with FDA standards. The plaintiff seeks to recover millions of dollars in damages, along with interest, costs and expenses, including attorneys’ fees and other fees and costs. The plaintiff also filed a motion for preliminary relief seeking the attachment of approximately 165,000 kilograms of the active pharmaceutical ingredient, which we vigorously opposed. API and GenPharm have settled the litigation and an order dismissing the case with prejudice was filed on February 18, 2004.

Environmental Related Proceedings

On July 16, 2003, API received an EPA letter requesting API to submit a revised Solid Waste Management Unit (SWMU) Plan, including additional sampling and investigation elements, concerning the alleged presence of isopropyl ether (IPE) in its facility. This matter was tendered to the sellers of API for indemnity based on the terms of the agreement by which API was sold to us, but sellers have denied responsibility for this claim. On November 7, 2003, API filed its response to the EPA’s July 16, 2003, letter and submitted a revised SWMU Plan to cooperate with the agency. On April 27, 2004, the EPA requested API to further address certain groundwater contaminant issues, including monitoring and sampling, relating to the presence of isopropyl ether in its facility. We will be evaluating the letter and cooperating with the agency.

29

Item 6 - Exhibits and Reports on Form 8-K

(a)	Exhibits

31.1	Certification of the Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a).	Filed herewith.

31.2	Certification of the Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a).	Filed herewith.

32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

(b)	Reports on Form 8-K

On February 19, 2004, we filed a report on Form 8-K to furnish our earnings release for the fourth quarter of 2003.

30

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IVAX Corporation

Date: May 7, 2004	By:	/s/ Thomas E. Beier
Thomas E. Beier
Senior Vice President-Finance
Chief Financial Officer

31

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
31.1	Certification of the Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a).

31.2	Certification of the Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a).

32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Phillip Frost, M.D., certify that:

1. I have reviewed this quarterly report on Form 10-Q of IVAX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 7, 2004

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.
Chairman of the Board and
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Thomas E. Beier, certify that:

1. I have reviewed this quarterly report on Form 10-Q of IVAX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 7, 2004

/s/ Thomas E. Beier
Thomas E. Beier
Senior Vice President - Finance and
Chief Financial Officer

EXHIBIT 32

IVAX Corporation

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18,

United States Code)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of IVAX Corporation, a Florida corporation (the “Company”), does hereby certify, to such officer’s knowledge, that:

The Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (the “Form 10-Q”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 7, 2004	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.
Chairman of the Board
and Chief Executive Officer

Date: May 7, 2004	/s/ Thomas E. Beier
Thomas E. Beier
Senior Vice President - Finance
and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 10-Q or as a separate disclosure document.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

FORM 10-Q

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2004

Commission File Number 1-09623

IVAX CORPORATION

Florida	16-1003559
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4400 Biscayne Boulevard, Miami, Florida	33137
(Address of principal executive offices)	(Zip Code)

(305) 575-6000

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☒    No  ☐

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

250,146,858 shares of Common Stock, $.10 par value, outstanding as of July 27, 2004. All share and per share information in this Form 10-Q have been adjusted to reflect the five-for-four stock split effected August 24, 2004.

IVAX CORPORATION

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	June 30, 2004	December 31, 2003
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$191,043	$146,870
Marketable securities	4,334	10,470
Accounts receivable, net of allowance for doubtful accounts of $18,701 in 2004 and $17,675 in 2003	400,777	264,317
Inventories	460,863	413,872
Other current assets	157,240	160,187

Total current assets	1,214,257	995,716

Property, plant and equipment, net	526,948	502,942
Goodwill, net	485,298	489,665
Intangible assets, net	304,667	314,361
Other assets	112,482	70,250

Total assets	$2,643,652	$2,372,934

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$146,092	$139,990
Current portion of long-term debt	52,329	58,607
Loans payable	18,730	17,804
Accrued income taxes payable	26,797	27,990
Accrued expenses and other current liabilities	256,002	242,158

Total current liabilities	499,950	486,549

Long-term debt, net of current portion	982,051	855,335
Other long-term liabilities	52,928	56,208
Minority interest	12,588	12,531

Shareholders’ equity:
Common stock, $0.10 par value, authorized 546,875 shares, issued and outstanding 250,076 shares in 2004 and 245,885 shares in 2003	25,008	24,589
Capital in excess of par value	408,471	336,313
Retained earnings	780,915	690,476
Accumulated other comprehensive loss	(118,259)	(89,067)

Total shareholders’ equity	1,096,135	962,311

Total liabilities and shareholders’ equity	$2,643,652	$2,372,934

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

2

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months		Six Months
Period Ended June 30,	2004	2003	2004	2003
(In thousands, except per share data)
Net revenues	$463,962	$342,985	$889,153	$660,678
Cost of sales (excludes amortization, which is presented below)	239,408	192,033	465,193	363,583

Gross profit	224,554	150,952	423,960	297,095

Operating expenses:
Selling	66,496	52,458	127,867	98,053
General and administrative	43,599	31,279	80,105	56,347
Research and development	38,662	25,065	71,012	45,486
Amortization of intangible assets	5,432	5,315	10,937	9,806
Restructuring costs (reversal)	(36)	317	597	780

Total operating expenses	154,153	114,434	290,518	210,472

Operating income	70,401	36,518	133,442	86,623
Other income (expense):
Interest income	1,193	686	2,285	1,919
Interest expense	(19,385)	(11,003)	(31,130)	(21,952)
Other income, net	6,013	230	6,351	5,854

Total other expense	(12,179)	(10,087)	(22,494)	(14,179)

Income before income taxes and minority interest	58,222	26,431	110,948	72,444
Provision for income taxes	10,071	7,378	20,452	24,484

Income before minority interest	48,151	19,053	90,496	47,960
Minority interest	(53)	33	(57)	111

Income from continuing operations	48,098	19,086	90,439	48,071
Income from discontinued operations, net of tax of $12,763	—	22,204	—	22,204

Net income	$48,098	$41,290	$90,439	$70,275

Basic earnings per common share:
Continuing operations	$0.19	$0.08	$0.37	$0.20
Discontinued operations	—	0.09	—	0.09

Net income	$0.19	$0.17	$0.37	$0.29

Diluted earnings per common share:
Continuing operations	$0.19	$0.08	$0.36	$0.20
Discontinued operations	—	0.09	—	0.09

Net income	$0.19	$0.17	$0.36	$0.29

Weighted average number of common shares outstanding:
Basic	247,835	243,954	247,089	243,833

Diluted	253,797	248,128	253,225	246,972

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

3

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited)

(In thousands)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Number of Shares	Amount
BALANCE, January 1, 2004	245,885	$24,589	$336,313	$690,476	$(89,067)	$962,311
Comprehensive income:
Net income	—	—	—	90,439	—	90,439
Translation adjustment	—	—	—	—	(27,421)	(27,421)
Unrealized net loss on available-for-sale equity securities and derivatives, net of tax	—	—	—	—	(1,771)	(1,771)

Comprehensive income						61,247
Exercise of stock options	1,138	114	10,404	—	—	10,518
Tax benefit of option exercises	—	—	3,774	—	—	3,774
Employee stock purchases	51	5	755	—	—	760
Shares issued in acquisitions	3,002	300	57,225	—	—	57,525

BALANCE, June 30, 2004	250,076	$25,008	$408,471	$780,915	$(118,259)	$1,096,135

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

4

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

Six Months Ended June 30, (In thousands)	2004	2003
Cash flows from operating activities:
Net income	$90,439	$70,275
Adjustments to reconcile net income to net cash flows from operating activities:
Restructuring costs	597	780
Depreciation and amortization	43,857	35,313
Deferred tax benefit	(15,777)	(282)
Tax effect of stock options exercised	3,774	768
Value of stock options issued to non-employees	—	40
Provision for doubtful accounts	1,202	2,003
Provision for inventory obsolescence	22,346	16,485
Interest accretion on notes receivable and payable, net	1,219	1,362
Minority interest in loss (earnings)	57	(111)
Equity in earnings of unconsolidated affiliates	(1,541)	(614)
Gain on sale of marketable securities	(31)	—
Gains on sale of product rights	(6,168)	(5,309)
Loss (gain) on sale of assets, net	266	(139)
Loss (gain) on extinguishment of debt	8,472	(2,274)
Income from discontinued operations	—	(22,204)
Changes in operating assets and liabilities:
Accounts receivable	(138,604)	24,387
Inventories	(61,342)	(40,613)
Other current assets	9,738	3,304
Other assets	802	1,278
Accounts payable, accrued expenses and other current liabilities	7,615	(17,568)
Other long-term liabilities	7,223	(1,332)

Net cash flows from operating activities	(25,856)	65,549

Cash flows from investing activities:
Proceeds from sale of product rights	6,168	5,309
Capital expenditures	(52,607)	(40,569)
Proceeds from sale of assets	504	1,916
Acquisitions of intangible assets	(1,150)	(4,386)
Acquisitions of businesses, net of cash acquired	(7,717)	(48)
Investment in affiliates	(667)	2,310
Purchases of marketable securities	(7,327)	(250)
Proceeds from sales of marketable securities	13,212	28,626
Net proceeds from discontinued operations	5,500	8,824

Net cash flows from investing activities	(44,084)	1,732

Cash flows from financing activities:
Borrowings on long-term debt and loans payable	418,924	2,726
Payments on long-term debt and loans payable	(302,641)	(44,063)
Payment of debt redemption premium	(5,868)	—
Exercise of stock options and employee stock purchases	11,278	5,021
Repurchase of common stock	—	(6,155)

Net cash flows from financing activities	121,693	(42,471)

Effect of exchange rate changes on cash and cash equivalents	(7,580)	5,737

Net increase in cash and cash equivalents	44,173	30,547
Cash and cash equivalents at the beginning of the period	146,870	155,408

Cash and cash equivalents at the end of the period	$191,043	$185,955

Supplemental disclosures:
Interest paid	$25,771	$20,050

Income tax payments	$25,548	$46,149

Income tax refunds	$6,520	$—

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

5

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(In thousands, except per share data)

(1) General:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and notes required by accounting principles generally accepted in the United States for complete financial statements. However, in the opinion of management, all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the results of operations, financial position and cash flows have been made. The results of operations and cash flows for the six months ended June 30, 2004, are not necessarily indicative of the results of operations and cash flows that may be reported for the remainder of 2004 or for future periods. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003. For purposes of these financial statements, North America includes the United States and Canada. Mexico is included within Latin America.

(2) Earnings Per Share:

A reconciliation of the denominator of the basic and diluted earnings per share computation for net income is as follows:

	Three Months		Six Months
Period Ended June 30,	2004	2003	2004	2003
Basic weighted average number of shares outstanding	247,835	243,954	247,089	243,833
Effect of dilutive securities – stock options and warrants	5,962	4,174	6,136	3,139

Diluted weighted average number of shares outstanding	253,797	248,128	253,225	246,972

Not included in the calculation of diluted earnings per share because their impact is antidilutive:
Stock options outstanding	5,983	11,774	5,874	15,604
Convertible debt	31,594	27,356	26,425	27,549

(3) Stock-Based Compensation Plans:

As permissible under Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, we account for all stock-based compensation arrangements using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, as interpreted by FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, and disclose pro forma net earnings and earnings per share amounts as if the fair value method had been adopted. Accordingly, no compensation cost is recognized for stock option awards granted to employees at or above market value.

Our pro forma net income, pro forma net income per common share and pro forma weighted average fair value of options granted, with related assumptions, assuming we had adopted the fair value method of accounting for all stock-based compensation arrangements consistent with the provisions of SFAS No. 123, using the Black-Scholes option pricing model for all options granted after January 1, 1995, are indicated below:

6

	Three Months		Six Months
Period Ended June 30,	2004	2003	2004	2003
Net income as reported	$48,098	$41,290	$90,439	$70,275
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	8,081	5,468	16,021	10,121

Pro forma net income	$40,017	$35,822	$74,418	$60,154
Basic net income per share as reported	0.19	0.17	0.37	0.29
Pro forma basic net income per share	0.16	0.14	0.30	0.25
Diluted net income per share as reported	0.19	0.17	0.36	0.29
Pro forma diluted net income per share	0.16	0.14	0.30	0.24
Weighted average fair value of options issued	$7.17	$6.42	$8.41	$3.69
Expected life (years)	5.1	5.2	5.1	5.2
Risk-free interest rate	3.3-4.6%	2.7-3.4%	3.1-4.6%	2.7-4.0%
Expected volatility	26%	27%	26%	27%
Dividend yield	0%	0%	0%	0%

As the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. In addition, valuations are based on highly subjective assumptions about the future, including stock price volatility and exercise patterns.

(4) Revenues:

Net revenues are comprised of gross revenues less provisions for revenue dilution items, including chargebacks, returns, shelf stock adjustments, discounts, promotional allowances, rebates, reimbursements relating to Medicaid and Medicare and other allowances. The reserve balances related to these provisions are included in the following balance sheet accounts:

	June 30, 2004	December 31, 2003
Accounts receivable	$164,303	$136,475
Accrued expenses	114,837	110,079

Total sales returns and allowances reserves	$279,140	$246,554

(5) Inventories:

Inventories consist of the following:

	June 30, 2004	December 31, 2003
Raw materials	$176,771	$155,159
Work-in-process	62,515	65,194
Finished goods	221,577	193,519

Total inventories	$460,863	$413,872

As of June 30, 2004, we had approximately $39,893 in inventories, primarily raw materials, relating to products pending launch while we await receipt of final FDA or foreign governmental marketing approval and/or satisfactory resolution of patent infringement litigation. Approximately 11%

7

of our pre-launch inventory represents inventory for which we have already received regulatory approval to sell, but that is subject to patent infringement actions. Approximately 34% of our pre-launch inventory represents inventory for which the brand product’s patent protection has expired and we are awaiting regulatory approval to sell our generic equivalent.

(6) Acquisitions:

On June 1, 2004, we indirectly acquired from Recordati Industria Chimica e Farmaceutica S.p.A. 469 shares in Kutnowskie Zaklady Farmaceutyczne “POLFA” SA (“Polfa Kutno”), by purchasing the outstanding securities of KZFPK Holdings, Inc., a Delaware corporation, for 2,169 shares of our common stock, valued at $41,627. The shares purchased represent 24.99% of the total share capital in Polfa Kutno, a pharmaceutical company listed on the Warsaw Stock Exchange. We intend to acquire the remaining outstanding shares in Polfa Kutno through a share for share exchange offer following registration of our Common Stock with the Polish Securities and Exchange Commission. We have incurred acquisition and other related costs in connection with this transaction and the transaction with Recordati of $4,233. Polfa Kutno markets and manufactures a wide variety of prescription and over-the-counter pharmaceutical products, which will complement our existing businesses and will provide new products and marketing opportunities. Investments in affiliates representing 20% to 50% ownership interests are recorded under the equity method of accounting.

On June 2, 2004, we indirectly acquired Corporacion Medco S.A.C. (“Medco”), a Peruvian pharmaceutical company, by purchasing the outstanding securities of Medco’s parent, Inversiones Catamarn S.A. – Inveran, a corporation organized under the laws of Panama, for 833 shares of our common stock, valued at $15,898, and $100 in cash. The total purchase price, including acquisition costs of $85 less cash acquired of $207, was $15,876. Medco develops, manufactures and sells branded over-the-counter and prescription products, as well as generic prescription pharmaceutical products, in Peru. We acquired Medco to further our growth in the Peruvian market and to provide new product opportunities. The preliminary allocation of the purchase price is subject to adjustment based on receipt of final information on the fair value of assets acquired and liabilities assumed. The operating results of Medco are included in the consolidated financial statements subsequent to the June 2, 2004, acquisition date.

On June 2, 2004, we indirectly acquired Botica Torres de Limatambo S.A.C. (“BTL”), a Peruvian retail pharmacy company, by purchasing the outstanding securities of one of BTL’s parents, ASSA Investments S.A., and exercising an option (the “Option”) to acquire the outstanding securities of the other parent, ASSA Inc., for $3,501 in cash, net of cash acquired of $249, forgiveness of a note receivable, previously held by us with a recorded value of $1,728 and related costs of $2,188, and other costs incurred of $5, of which $188 is held in escrow. The note receivable was secured by the Option. BTL is in the business of operating a retail pharmacy chain in Peru. We acquired BTL to further our growth in the Peruvian market and to explore retail pharmacy market opportunities. The preliminary allocation of the purchase price is subject to adjustment based on receipt of final information on the fair value of assets acquired and liabilities assumed. The operating results of BTL are included in the consolidated financial statements subsequent to the June 2, 2004, acquisition date.

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The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of acquisition, the purchase price paid and resulting goodwill.

Current assets, excluding cash acquired	$15,900
Property, plant and equipment	5,240
Intangible assets	3,570
Deferred tax assets	562
Other assets	788
Investment in unconsolidated entities	45,860

Total assets acquired	71,920

Current liabilities	17,092
Long-term debt	1,429

Total liabilities assumed	18,521

Net assets acquired	$53,399

Purchase price:
Cash paid, net of cash acquired	$3,394
Acquisition costs	4,323
Forgiveness of note receivable and related costs	3,916
Fair market value of stock issued	57,525

Total	$69,158

Goodwill	$15,759

The acquirees’ results of operations prior to the acquisitions were not significant in relation to our consolidated results of operations.

(7) Intangible Assets:

Intangible assets consist of the following:

	June 30, 2004		December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Patents and related licenses	$76,307	$50,739	$75,642	$48,468
Trademarks	134,602	17,524	131,688	13,855
Licenses and other intangibles	161,206	23,005	161,548	17,473

Total	$372,115	$91,268	$368,878	$79,796

Unamortized intangible assets:
Trademarks and product registrations	$23,820		$25,279

Intangible assets amortization expense is estimated to be $11,925 for the remainder of 2004, $23,473 in 2005, $22,340 in 2006, $24,171 in 2007 and $21,908 in 2008.

(8) Debt:

On March 3, 2004, we issued $400,000 of our 1.5% Convertible Senior Notes due 2024 to certain qualified institutional buyers. After expenses, we received net proceeds of approximately $390,500. Under certain circumstances, the 1.5% Notes are convertible, unless previously redeemed, into 41.85925 shares of our common stock per $1,000 of principal amount of the 1.5% Notes. This ratio results in a conversion price of approximately $23.89 per share. We may redeem the 1.5% Notes on or after March

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1, 2011. Beginning with the six-month period commencing on March 1, 2011, in addition to the stated interest of 1.5%, we will pay contingent interest of 0.36% of the market value of the 1.5% Notes if, during specified testing periods, the average trading price of the 1.5% Notes is 120% or more of the principal value. In addition, holders of the 1.5% Notes may require us to repurchase the notes at 100% of the principal amount on each of March 1, 2011, 2014, and 2019, and upon certain events.

The 1.5% Notes also contain a restricted convertibility feature that does not affect the conversion price of the notes but, instead, places restrictions on holders’ ability to convert their notes into shares of our common stock. Holders may convert their notes into shares of our common stock prior to stated maturity under the following circumstances:

•	during any fiscal quarter (beginning with the quarter ending June 30, 2004) if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day;

•	during any five consecutive trading-day period immediately following any five consecutive trading-day period (the Note Measurement Period) in which the average market price for the notes during that Note Measurement Period was less than 95% of the average conversion value for the notes during such period; provided, however, that, beginning on March 1, 2019, holders may not convert their notes if the closing sale price of our common stock on the trading day immediately preceding the day on which the notes are surrendered for conversion is greater than 100% of the conversion price but equal to or less than 120% of the conversion price;

•	upon the occurrence of specified corporate transactions; or

•	if we have called the notes for redemption.

A portion of the net proceeds from this offering were used to redeem our outstanding 5.5% Convertible Senior Subordinated Notes and the remaining net proceeds have been and will be used for general corporate purposes, including acquisitions of, and investments in, products, technologies and companies, capital expenditures and working capital. On May 18, 2004, we redeemed the 5.5% Notes in accordance with their terms at 102.357% of the aggregate principal amount outstanding of $249,000 plus accrued interest. We paid $254,869 in cash to redeem the notes and wrote off the redemption premium and debt issuance costs in the amount of $8,472 in connection with the redemption.

(9) Income Taxes:

The provision for income taxes consists of the following:

	Three Months		Six Months
Period Ended June 30,	2004	2003	2004	2003
Current:
Domestic	$17,506	$5,629	$18,021	$18,634
Foreign	8,573	4,794	18,208	6,132
Deferred
Domestic	(9,846)	278	(10,995)	391
Foreign	(6,162)	(3,323)	(4,782)	(673)

Total	$10,071	$7,378	$20,452	$24,484

The tax provision for the six months ended June 30, 2004, was determined using our estimated annual effective tax rate, which was less than the United States statutory rate primarily due to lower tax rates applicable to our Swiss operations and to the tax benefits resulting from the anticipated 2004 merger of two of our Chilean subsidiaries. The tax benefit from the merger results from a step-up in tax basis of the assets existing at the time of the merger that is available under local tax regulations. The tax impact

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resulting from the merger is a tax benefit of $21,287, net of a valuation allowance of $10,786, of which $6,746 was recognized in our tax provision for the six months ended June 30, 2004, due to the impact of the tax benefit on our annual effective tax rate. We recorded a valuation allowance primarily for the amount of the tax benefit that would be realizable beyond five years because we cannot forecast beyond five years with reasonable certainty due to the political and economic uncertainties that exist within Latin America. Payment of the current tax provision for the year ending December 31, 2004, will be reduced by $3,358 for domestic operations and $416 for foreign operations, representing the incremental impact of compensation expense deductions associated with non-qualified stock options exercised during the first six months of 2004. These amounts were credited to “Capital in excess of par value.” As of June 30, 2004, a domestic net deferred tax asset of $89,476 and an aggregate foreign net deferred tax asset of $14,657 are included in “Other current assets” and “Other assets” in the accompanying consolidated balance sheet. Realization of the net deferred tax assets is dependent upon generating sufficient future domestic and foreign taxable income. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

(10) Retirement Plans:

The components of net periodic pension costs and our contributions paid were as follows:

	Three Months		Six Months
Period Ended June 30,	2004	2003	2004	2003
Service cost	$795	$320	$1,149	$654
Interest cost	331	134	479	273
Expected return on plan assets	(264)	(107)	(382)	(218)
Amortization of transition obligation	91	37	132	75

Net periodic pension cost	$953	$384	$1,378	$784

Employer contribution	$303	$320	$657	$654

(11) Shareholders’ Equity:

Frost Nevada Limited Partnership (“FNLP”), beneficially owned by our Chairman and CEO, has a warrant to purchase 1,173 shares of our common stock at an exercise price of $7.68 per share that was issued in connection with a $50,000 promissory note issued to FNLP on November 18, 1999, and repaid on June 30, 2000. Proceeds of the note were used to purchase our common stock under our share repurchase program and the exercise price of the warrant was equal to the price paid for the repurchased shares. The warrant is exercisable through November 17, 2006.

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(12) Business Segment Information:

	Three Months		Six Months
Revenues by Region Period Ended June 30,	2004	2003	2004	2003

North America
External sales	$225,347	$142,436	$392,728	$288,799
Intersegment sales	2,382	178	4,477	462
Other revenues	602	6,954	1,092	17,080

Net revenues - North America	228,331	149,568	398,297	306,341

Europe
External sales	132,374	105,107	273,733	198,810
Intersegment sales	25,596	14,546	44,230	27,941
Other revenues	13,589	12,513	42,049	17,642

Net revenues – Europe	171,559	132,166	360,012	244,393

Latin America
External sales	75,626	60,458	149,062	111,081
Other revenues	388	132	794	259

Net revenues – Latin America	76,014	60,590	149,856	111,340

Corporate and other
External sales	13,825	13,768	25,214	24,815
Intersegment sales	(27,978)	(14,724)	(48,707)	(28,403)
Other revenues	2,211	1,617	4,481	2,192

Net revenues - Corporate and other	(11,942)	661	(19,012)	(1,396)

Consolidated net revenues	$463,962	$342,985	$889,153	$660,678

	Three Months		Six Months
Profits by Region Period Ended June 30,	2004	2003	2004	2003
Income before minority interest:
North America	$30,579	$15,717	$41,175	$44,719
Europe	11,286	3,150	38,215	240
Latin America	19,697	4,994	33,359	11,386
Corporate and other	(13,411)	(4,808)	(22,253)	(8,385)

Income before minority interest	48,151	19,053	90,496	47,960
Minority interest	(53)	33	(57)	111
Discontinued operations	—	22,204	—	22,204

Net income	$48,098	$41,290	$90,439	$70,275

	June 30,
	2004	2003
Long-Lived Assets:
North America	$346,683	$324,314
Europe	476,769	322,347
Latin America	468,319	437,454
Corporate and other	126,338	131,511

Total	$1,418,109	$1,215,626

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The following table displays the changes in the carrying amounts of goodwill by geographic region for the six months ended June 30, 2004:

	Balance January 1, 2004	Acquisitions	Foreign Exchange and Other	Balance June 30, 2004
North America	$1,472	$—	$—	$1,472
Europe	81,853	233	(904)	81,182
Latin America	358,996	15,759	(19,476)	355,279
Corporate and other	47,344	—	21	47,365

Consolidated goodwill	$489,665	$15,992	$(20,359)	$485,298

It is not practicable for us to provide information regarding sales by therapeutic category.

(13) Recently Issued Accounting Standards:

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51, which addresses consolidation by business enterprises of variable interest entities (“VIE’s”). During December 2003, the FASB revised FASB Interpretation No. 46, deferring the effective date of application for public companies to the first reporting period ending after March 15, 2004, except for disclosure requirements and VIE’s that are special-purpose entities. The impact of adoption was not significant.

(14) Legal Proceedings:

The following supplements and amends the discussion set forth under Item 3 – “Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2003.

Terazosin Litigation

On December 21, 1998, an action purporting to be a class action, styled Louisiana Wholesale Drug Co. vs. Abbott Laboratories, Geneva Pharmaceuticals, Inc. and Zenith Goldline Pharmaceuticals, Inc., was filed against IVAX Pharmaceuticals, Inc. (“IPI”) and others in the United States District Court for the Southern District of Florida, alleging a violation of Section 1 of the Sherman Antitrust Act. Plaintiffs purport to represent a class consisting of customers who purchased a certain proprietary drug directly from Abbott Laboratories during the period beginning on October 29, 1998. Plaintiffs allege that, by settling patent-related litigation against Abbott in exchange for quarterly payments, the defendants engaged in an unlawful restraint of trade. The complaint seeks unspecified treble damages and injunctive relief. Eighteen additional class action lawsuits containing allegations similar to those in the Louisiana Wholesale case were filed in various jurisdictions between July 1999 and February 2001, the majority of which have been consolidated with the Louisiana Wholesale case. On December 13, 2000, plaintiffs’ motion for summary judgment on the issue of whether the settlement agreement constituted a per se violation of Section 1 of the Sherman Antitrust Act in the Louisiana Wholesale case was granted, but on September 15, 2003, the United States Court of Appeals for the Eleventh Circuit reversed the order. On March 13, 2000, the Federal Trade Commission (“FTC”) announced that it had issued complaints against, and negotiated consent decrees with, Abbott Laboratories and Geneva Pharmaceuticals arising out of an investigation of the same subject matter that is involved in these lawsuits. The FTC took no action against IPI. To date, seventeen of the actions naming IPI have either been settled or dismissed.

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Fen-Phen Litigation

IPI has been named in a number of individual and class action lawsuits in both state and federal courts involving the diet drug combination of fenfluramine and phentermine, commonly known as “fen-phen.” Generally, these lawsuits seek damages for personal injury, wrongful death and loss of consortium, as well as punitive damages, under a variety of liability theories including strict products liability, breach of warranty and negligence. IPI did not manufacture either fenfluramine or phentermine, but did distribute the brand equivalent version of phentermine manufactured by Eon Labs Manufacturing, Inc. (“Eon”) and Camall Company. Although IPI had a very small market share, to date, IPI has been named in approximately 5,546 cases and has been dismissed from approximately 5,066 of these cases, with additional dismissals pending. IPI intends to vigorously defend all of the lawsuits, and while management believes that its defense will succeed, as with any litigation, there can be no assurance of this. Currently Eon is paying for approximately 50% of IPI’s costs in defending these suits and is fully indemnifying IPI against any damages IPI may suffer as a result of cases involving product manufactured by Eon. In the event Eon discontinues providing this defense and indemnity, IPI has its own product liability insurance. While IPI’s insurance carriers have issued reservations of rights, IPI believes that it has adequate coverage. Although it is impossible to predict with certainty the outcome of litigation, we do not believe this litigation will have a material adverse impact on our financial condition or results of operation.

Average Wholesale Price Litigation

On July 12, 2002, an action purporting to be a class action styled John Rice v. Abbott Laboratories, Inc., et al. (the “Rice Action”) was filed against IPI and others in the Superior Court of the State of California, alleging violations of California’s Business & Professional Code §17200 et seq. with respect to the way pharmaceutical companies report their AWP. Plaintiffs allege that each defendant reported an AWP to Medicare and Medicaid which materially misrepresented the actual prices paid to defendants by physicians and pharmacies for prescription drugs. The complaint seeks unspecified damages, including punitive damages, and injunctive relief. Two other class actions, Thompson v. Abbott Laboratories, Inc., et al. (the “Thompson Action”) and Turner v. Abbott Laboratories, Inc., et al. (the “Turner Action”), containing similar allegations against IPI and others were filed in California courts in August and September 2002, respectively, as well. All three cases were removed to federal court and transferred to the Pharmaceutical Industry Average Wholesale Price Multi-District Litigation in the United States District Court for the District of Massachusetts. On November 23, 2003, the plaintiff in the Rice Action dismissed his action against IPI and other defendants without prejudice. On January 9, 2004, the court denied the motions filed by the plaintiffs in the Thompson Action and the Turner Action to remand the cases to state court and further ruled that the claims in these actions were preempted by ERISA. In February 2004, the plaintiffs in the Thompson Action and the Turner Action also dismissed their actions against IPI and other defendants.

On September 29, 2003, we received a copy of a Summons and Complaint filed by the Commonwealth of Massachusetts against IVAX Corporation, and various other manufacturers of generic pharmaceutical products, alleging that all defendant manufacturers inflated the prices of generic pharmaceutical products paid for by the Massachusetts Medicaid Program through alleged fraudulent promotion, marketing and sales practices, resulting in millions of dollars in overpayments. The Complaint also alleges that the defendant manufacturers reported understated drug pricing to the federal government, which had the effect of reducing rebate payments to the Commonwealth under rebate agreements. The complaint alleges violations of the Massachusetts Medicaid False Claims Act, the Massachusetts False Claims Act and common law fraud, along with claims for unjust enrichment, breach of contract and breach of the duty of good faith and fair dealing. The Commonwealth seeks injunctive relief, restitution, treble damages, civil penalties, attorneys’ fees, and investigative and litigation costs. A motion to dismiss this action was filed on January 29, 2004, and is pending. We intend to vigorously defend ourselves in this matter and against these allegations.

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On September 15, 2003, IPI and we were served with an Amended Complaint filed in the United States District Court for the District of Massachusetts in the case styled County of Suffolk vs. Abbott Laboratories, Inc., et al. and on August 25, 2003, we were served with a similar complaint filed in the United States District Court for the Southern District of New York in the case styled County of Westchester vs. Abbott Laboratories, Inc. et al. In each of these cases, the plaintiffs allege that the defendants violated the Racketeering Influenced and Corrupt Organizations Act (“RICO”), the Federal Medicaid Statute, New York Social Services Law, New York Department of Health Regulations, and New York General Business Law. The plaintiffs also seek the recovery of damages for unfair trade practices, fraud, breach of contract and under the theory of unjust enrichment. The plaintiffs also seek unspecified damages, including treble and punitive damages, civil penalties, declaratory and injunctive relief and restitution, allegedly suffered by the plaintiffs as a result of the defendants’ alleged unlawful scheme to overcharge for prescription medications paid for by Medicaid. The plaintiffs allege that through promotional, discounting, and pricing practices, the defendants reported false and inflated average wholesale prices or wholesale acquisition costs and failed to report their best prices as required by federal and state rebate statutes resulting in the plaintiffs overpaying for certain medications. A motion to dismiss these actions was filed and remains pending. We intend to vigorously defend ourselves in these cases and against these allegations.

On August 5, 2004, we learned that New York City filed an action against 44 pharmaceutical companies and their subsidiaries, including IVAX and its subsidiary, IVAX Pharmaceuticals, Inc., seeking unspecified damages, including treble damages, resulting from alleged violations of federal and state Medicaid law, Medicaid and common law fraud, breach of contract, unfair and deceptive trade practices and unjust enrichment. The City alleges that through the defendants’ alleged unlawful scheme to inflate average wholesale prices and reporting false and inflated pricing information, the City overpaid for certain medications.

IPI, along with numerous other pharmaceutical companies, has received inquiries from and responded to requests for records and information from the Committee on Energy and Commerce of the United States House of Representatives in connection with the Committee’s investigation into certain industry and IPI practices regarding average wholesale price. IPI has also received correspondence from the States of Nevada, Kentucky, Florida, and Illinois, on behalf of itself and eight other states, indicating that the Office of the Attorney General (OAG) for these states are investigating allegations of purportedly improper pricing practices related to the average manufacturer price and best price calculations. We or our subsidiaries have not been named as a defendant in a suit filed by or on behalf or any state, but as a result of the investigation the OAG for the states have advised us that we are required to maintain all records related to the investigation. On July 20, 2004, the OAG for the State of Florida issued subpoenas to IPI and five other pharmaceutical companies requesting materials to assist in its investigation. We are cooperating fully with these requests. The outcome of these investigations could include the imposition of substantial fines, penalties and injunctive or administrative remedies.

United Kingdom Serious Fraud Office Investigation and Related Litigation

In April 2002, we received notice of an investigation by United Kingdom National Health Service officials concerning prices charged by generic drug companies, including Norton Healthcare Limited, trading as IVAX Pharmaceuticals UK, for penicillin-based antibiotics and warfarin sold in the United Kingdom from 1996 to 2000. This is an investigation by the Serious Fraud Office of the United Kingdom involving all pharmaceutical companies that sold these products in the United Kingdom during this period. According to statements by investigating agencies, this is a complex investigation expected to continue for some time and there is no indication from the agencies when or if charges will be made against any of these companies. We are cooperating fully with this investigation.

In December 2002, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging

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that certain of their actions adversely affected competition in the sale and supply of warfarin in the United Kingdom between 1996 and 2000. This claim seeks damages against all defendants in the approximate aggregate amount of 28,600 Pounds Sterling (approximately $52,801 at the June 30, 2004, currency exchange rate), plus interest and costs.

In December 2003, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions which adversely affected competition in the sale and supply of Penicillin in the United Kingdom between 1996 and 2000. This claim seeks damages against all defendants in the approximate amount of 30,500 Pounds Sterling (approximately $56,309 at the June 30, 2004, currency exchange rate), plus interest and costs.

In July 2004, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions adversely affected competition in the sale and supply of ranitidine in the United Kingdom between 1996 and 2000. This claim seeks an unspecified amount of damages against all defendants, plus interest and costs.

Commercial Matters

On April 22, 2003, we received notice that we were named as a defendant along with approximately 25 other pharmaceutical manufacturers in a complaint filed in the US District Court for the Northern District of Texas by an individual who has filed the action purportedly in the name of the United States government, styled United States of America, ex. rel, Paul King v. Alcon Laboratories, Inc., et al. In this suit, the plaintiff seeks to recover damages from the defendants, including us, for allegedly defrauding and conspiring to defraud the United States government by having made sales of drugs to various federal governmental agencies or causing the United States government to reimburse individuals or entities for drug products that did not comply with Current Good Manufacturing Practices and other regulations and laws. The suit seeks the recovery of treble damages from us and the other defendants, jointly and severally, which plaintiff alleges exceeds thirty billion dollars, plus the recovery of attorneys’ fees, interest, civil penalties, costs, and other relief. On February 23, 2004, Plaintiff was granted leave to file a Second Amended Complaint, in response to which we filed a motion to dismiss the action in its entirety. We intend to vigorously defend ourselves in this action and against these allegations.

On April 22, 2003, GenPharm, Inc. filed a complaint in the United States District Court for the District of Puerto Rico against API Industries, Inc. (“API”) for damages and equitable relief, including declaratory relief and specific performance, arising out of API’s alleged breach of agreements and failure to supply GenPharm with an active pharmaceutical ingredient. The complaint also seeks the recovery of damages for API’s alleged negligence in failing to maintain production facilities in accordance with FDA standards. The plaintiff seeks to recover millions of dollars in damages, along with interest, costs and expenses, including attorneys’ fees and other fees and costs. The plaintiff also filed a motion for preliminary relief seeking the attachment of approximately 165 kilograms of the active pharmaceutical ingredient, which we vigorously opposed. API and GenPharm have settled the litigation and an order dismissing the case with prejudice was filed on February 18, 2004.

Environmental Related Proceedings

On July 16, 2003, API received an EPA letter requesting API to submit a revised Solid Waste Management Unit (SWMU) Plan, including additional sampling and investigation elements, concerning the alleged presence of isopropyl ether (IPE) in its facility. This matter was tendered to the sellers of API for indemnity based on the terms of the agreement by which API was sold to us, but sellers have denied

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responsibility for this claim. On November 7, 2003, API filed its response to the EPA’s July 16, 2003, letter and submitted a revised SWMU Plan to cooperate with the agency. On April 27, 2004, the EPA requested API to further address certain groundwater contaminant issues, including monitoring and sampling, relating to the presence of isopropyl ether in its facility and on June 14, 2004, API responded to the EPA’s April 27, 2004, letter and submitted a revised SWMU Plan.

Other Litigation

We are involved in various other legal proceedings arising in the ordinary course of business, some of which involve substantial amounts. In order to obtain brand equivalent approvals prior to the expiration of patents on branded products, and to benefit from the exclusivity allowed to ANDA applicants that successfully challenge these patents, we frequently become involved in patent infringement litigation brought by branded pharmaceutical companies. Although these lawsuits involve products that are not yet marketed and therefore pose little or no risk of liability for damages, the legal fees and costs incurred in defending such litigation can be substantial. While it is not feasible to predict or determine the outcome or the total cost of these proceedings, in the opinion of management, based on a review with legal counsel, any losses resulting from such legal proceedings will not have a material adverse impact on our financial position or results of operations.

We intend to vigorously defend each of the foregoing lawsuits, but their respective outcomes cannot be predicted. Any of such lawsuits, if determined adversely to us, could have a material adverse effect on our financial position and results of operations. Our ultimate liability with respect to any of the foregoing proceedings is not presently determinable.

(15) Subsequent Events:

On July 1, 2004, we purchased a manufacturing facility in Mexico for approximately $10,600, plus value added taxes. The facility consists of approximately 160 thousand square feet of manufacturing, laboratory, office and warehouse space. The facility will be used to produce solids, liquids, injectables, creams and ointments. We acquired the facility to enhance our manufacturing capabilities in Latin America.

On July 15, 2004, our Board of Directors approved a five-for-four stock split of our common stock in the form of a stock dividend. The 25% stock dividend was paid on August 24, 2004, for holders of record as of August 10, 2004. All references to number of shares and per share information for all periods presented are reflected on a post-split basis.

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Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. We discuss such risks, uncertainties and other factors throughout this report and specifically under the caption “Risk Factors” in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2003. The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related Notes to Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2003, and the unaudited interim consolidated financial statements and the related notes to unaudited interim consolidated financial statements included in Item 1 of this Quarterly Report on Form 10-Q.

Our Business

We are a multinational company engaged in the research, development, manufacture and marketing of pharmaceutical products. We manufacture and/or market several brand name pharmaceutical products and a wide variety of brand equivalent and over-the-counter pharmaceutical products, primarily in the United States, Europe and Latin America. We also have subsidiaries located throughout the world, some of which are among the leading pharmaceutical companies in their markets.

Results of Operations

Overview

We generated strong revenue growth in the six months ended June 30, 2004, principally due to increased demand, new product launches and the acquisition of businesses. Our revenue growth was also driven by a $25.5 million milestone payment earned under a product collaboration and development agreement with Mayne Group Limited for the marketing and distribution of our injectable paclitaxel product in Europe. Stronger currencies in Europe and Latin America also contributed to revenue growth in the first six months of 2004. During 2004, we continued to invest in our future. We invested $127.9 million, an increase of 30%, more in sales and marketing than in the first six months of 2003 and $71.0 million, an increase of 56%, more in research and development than in the first six months of 2003. Despite these investments, our operating income increased by 54%, from $86.6 million in the first six months of 2003 to $133.4 million in the first six months of 2004. We expect new product launches in the second half of the year and, accordingly, expect that our sales and marketing expenditures may increase over current levels. However, we expect our research and development expenditures will generally remain at current levels during the remainder of 2004. During the second quarter of 2004, we indirectly acquired Corporacion Medco S.A.C. (“Medco”), a Peruvian pharmaceutical company, Botica Torres de Limatambo S.A.C. (“BTL”), a Peruvian pharmacy company, and a 24.99% interest in Kutnowskie Zaklady Farmaceutyczne “POLFA” SA (“Polfa Kutno”).

On October 28, 2003, we received final approval and confirmation of our first to file status from the FDA on Metformin HCl Extended Release and on November 26, 2003, we reached agreement with Alpharma Inc. to share profits on an equal basis on all sales during the 180-day exclusivity period regarding this product. We launched Metformin HCl Extended Release and commenced our 180-day exclusivity period in December 2003. On February 19, 2004, we received final approval and confirmation of our first to file status on glyburide/metformin HCl tablets. We launched this product and commenced our 180-day exclusivity period in May 2004. For both Metformin HCl Extended Release and glyburide/metformin HCl, the brand company authorized a competitor to commence sales of a generic version of the branded product concurrently with our launch of the products.

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On March 10, 2004, we received approval from the European Commission for the extension of indication of the existing marketing authorization for Paxene® to include treatment of metastatic breast cancer and metastatic ovarian cancer in the 15 member states of the European Union. We had previously entered into a collaboration agreement with the Mayne Group Limited for the manufacture, marketing and distribution of Paxene® in Europe and, in May 2004, the Mayne Group launched the product in many countries in the European Union. On April 28, 2004, we received final approval and confirmation of our first to file status from the FDA on gabapentin tablets in 100 mg, 300 mg and 400 mg dosage strengths. The tablet formulation at these strengths is not currently marketed. We are not first-to-file on the five currently marketed dosage forms of this product. A trial date for the litigation regarding whether our products infringe a patent held by Pfizer has not yet been scheduled. We are, however, able to launch these products at any time and are considering a variety of factors in determining when to launch.

As part of our ongoing business strategy, we enter into collaborative alliances, which allow us to exploit our drug discovery and development capabilities or provide us with intellectual property and technologies. Many of these alliances involve licenses to other companies relating to technologies or compounds under development and, in some cases, finished products. These licenses permit us to reduce our development costs and often involve the receipt of an up-front payment and fees upon completion of certain development milestones and also, generally, provide for royalties based on sales of the products. We have received significant payments in the past from these arrangements. We expect that milestone, developmental, royalty and other payments under existing and new collaboration and license agreements with other parties will continue to be an important part of our business. Our future net revenues and profits will depend and will fluctuate from period to period, in part, based upon our ability to replace or renew license fees, royalties and development service fees as the related agreements expire or are terminated. We expect that our future net revenues and profits will also depend upon:

•	our ability to obtain and maintain FDA approval of our manufacturing facilities;

•	our ability to maintain a pipeline of products in development;

•	our ability to achieve the milestones specified in our license and development agreements;

•	our ability to manufacture, obtain and maintain a sufficient supply of products to meet market demand, retain our customers and meet contractual deadlines and terms;

•	our ability to develop and rapidly introduce new products and to introduce existing products into new territories;

•	the timing of regulatory approval of such products;

•	the availability and cost of raw materials required to manufacture such products;

•	market acceptance and demand for new pharmaceutical products or alternative formulations of existing pharmaceutical products we may develop or sell;

•	our ability to manufacture such products efficiently;

•	the number and timing of regulatory approvals of competing products;

•	the impact of competition from brand-name companies that sell or authorize the sale of their own generic products or successfully extend the exclusivity period of their branded products;

•	the impact of pharmaceutical industry regulations or pending legislation that could affect the pharmaceutical industry;

•	the outcome and timing of legal proceedings, particularly those related to Hatch-Waxman exclusivity and patent infringement cases;

•	court and FDA decisions on exclusivity periods;

•	our ability to forecast inventory levels and trends at our customers and their end-customers; and

•	our and our competitors’ pricing and chargeback policies.

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Net Revenues and Gross Profit

The composition of the change in net revenues for the three and six months ended June 30, 2004, compared to 2003, by region is as follows (in millions):

	Three Months			Six Months
	2004	2003	% Change**	2004	2003	% Change**
North America	$228.3	$149.6	53%	$398.3	$306.3	30%
Europe	171.6	132.2	30%	360.0	244.4	47%
Latin America	76.0	60.6	25%	149.9	111.3	35%
Corporate and other	(11.9)	0.6	N.M. *	(19.0)	(1.3)	N.M. *

Total net revenues	$464.0	$343.0	35%	$889.2	$660.7	35%

*	Not meaningful
**	% change based on unrounded numbers

The composition of the change in the provisions for sales returns and allowances for the three and six months ended June 30, 2004, compared to 2003, by region is as follows (in millions):

	Three Months			Six Months
	2004	2003	% Change*	2004	2003	% Change*
North America	$231.8	$163.2	42%	$368.6	$306.4	20%
% of gross product sales	50%	53%		48%	51%

Europe	15.2	10.7	42%	29.3	18.1	62%
% of gross product sales	9%	8%		8%	7%

Latin America	14.2	8.7	63%	24.5	16.0	53%
% of gross product sales	16%	13%		14%	13%

*	% change based on unrounded numbers

The composition of the components of the variance in net revenues for the three and six months ended June 30, 2004, compared to 2003, by region is as follows (in millions):

	Three Months				Six Months
	Product Sales		Other Revenue	Currency Exchange	Product Sales		Other Revenue	Currency Exchange
	Price	Volume			Price	Volume
North America	$10.9	$74.1	$(6.3)	$—	$7.7	$99.5	$(15.2)	$—
Europe	0.4	25.2	1.5	12.3	(0.1)	62.4	24.2	29.1
Latin America	6.4	8.5	0.2	0.3	8.0	25.1	0.6	4.9

The increase in North American net revenues during the three and six months ended June 30, 2004, as compared to the prior year periods, was due to volume, including the launch of new generic products, and price increases from product and customer mix, partially offset by a decrease in other revenues, primarily product collaboration and development fees received in 2003. Our 2004 net revenues benefited from our limited competition with respect to sales of metformin HCl Extended Release and glyburide/metformin HCl. While the period of limited competition for metformin HCl Extended Release expired in May 2004, we expect that our net revenues and gross profit will continue to benefit during the remaining period of limited competition for glyburide/metformin HCl. After the period of limited competition, we expect that the selling prices and gross profit generated by glyburide/metformin HCl will decrease significantly as we face increased competition. Our net revenues and gross profit for the three and six months ended June 30, 2004, also benefited by $6.7 million due to positive resolution of service level claims.

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The increase in European net revenues during the three and six months ended June 30, 2004, as compared to the prior year periods, was primarily due to volume increases, including the launch of new and acquired products, and favorable effects of currency exchange rates. Other revenues included a $25.5 million milestone payment in the first quarter of 2004 and a $5.0 million milestone payment in the second quarter of 2004 earned under two separate product collaboration and development agreements and amortization of previously deferred up-front payments received.

The increase in Latin American net revenues during the three and six months ended June 30, 2004, as compared to the prior year periods, was primarily due to volume increases throughout Latin America, as well as price increases in certain countries and favorable effects of currency exchange rates.

The composition of the change in our net revenues and gross profit for the three and six months ended June 30, 2004, compared to 2003, is as follows (in millions):

	Three Months			Six Months
	2004	2003	% Change*	2004	2003	% Change*
Net revenues	$464.0	$343.0	35%	$889.2	$660.7	35%
Cost of sales (excludes amortization)	239.4	192.0	25%	465.2	363.6	28%

Gross profit	$224.6	$151.0	49%	$424.0	$297.1	43%

% of net revenues	48%	44%		48%	45%

*	% change based on unrounded numbers

The improvement in our gross profit percentage (excluding amortization) for the three and six months ended June 30, 2004, as compared to the prior year periods, was primarily due to higher margins (excluding amortization) associated with the launching of new and acquired products, particularly glyburide/metformin HCl, and favorable effects of currency exchange rates. The improvement in our gross profit percentage (excluding amortization) for the six months ended June 30, 2004, was also due to the increase in other revenues earned under product collaboration and development agreements. Amortization of intangibles related to acquired developed drugs is not included in cost of sales.

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Operating Expenses

The composition of the change in operating expenses for the three and six months ended June 30, 2004, compared to 2003, is as follows (in millions):

	Three Months			Six Months
	2004	2003	% Change**	2004	2003	% Change**
Selling	$66.5	$52.5	27%	$127.9	$98.1	30%
% of net revenues	14%	15%		14%	15%

General and administrative	43.6	31.3	39%	80.1	56.3	42%
% of net revenues	9%	9%		9%	9%

Research and development	38.7	25.1	54%	71.0	45.5	56%
% of net revenues	8%	7%		8%	7%

Amortization	5.4	5.2	2%	10.9	9.8	12%
Restructuring	0.0	0.3	N.M. *	0.6	0.8	(23)%

Total operating expenses	$154.2	$114.4	35%	$290.5	$210.5	38%

*	Not meaningful
**	% change based on unrounded numbers

Selling expenses increased primarily due to increases to the sales forces and selling efforts related to the brand respiratory products we acquired in Europe in 2003 and acquisitions of businesses in the second quarter of 2004. However, our selling expenses increased at a slower rate than our net revenues for the three and six months ended June 30, 2004.

General and administrative expenses increased at a faster rate than our net revenues for the three and six months ended June 30, 2004, primarily due to acquisitions of products and businesses, $2.3 million of start-up costs for two production facilities that had not begun production as of June 30, 2004, professional fees for due diligence associated with acquisition activities and for services related to Sarbanes-Oxley compliance and, for the six months ended June 30, 2004, to a $6.6 million legal settlement that was received and reduced general and administrative expenses in the first three months of 2003.

The increase in research and development expenses for the three and six months ended June 30, 2004, as compared to the prior year periods, was primarily attributable to an increase in various research and development projects and bio-study costs in North America and Europe. We expect our research and development expenditures to generally remain at current levels for the remainder of 2004. We expect our future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of products under development, the timing and impact of patent challenges and litigation, delays or changes in government required testing and approval procedures, technological and competitive developments, strategic marketing decisions, collaborative alliances and liquidity.

The restructuring costs incurred, consisting primarily of employee termination benefits, were primarily in our United Kingdom operations.

Other Income (Expense)

The composition of the change in other income (expense) for the three and six months ended June 30, 2004, compared to 2003, is as follows (in millions):

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	Three Months			Six Months
	2004	2003	% Change**	2004	2003	% Change**
Interest income	$1.2	$0.7	74%	$2.3	$1.9	19%
Interest expense	(19.4)	(11.0)	76%	(31.1)	(22.0)	42%
Other income, net	6.0	0.2	N.M. *	6.3	5.9	8%

Total other expense	$(12.2)	$(10.1)	21%	$(22.5)	$(14.2)	59%

*	Not meaningful
**	% change based on unrounded numbers

The increase in interest expense was primarily due to our issuance on March 3, 2004, of $400.0 million of 1.5% Convertible Senior Notes and to the redemption on May 18, 2004, of our outstanding $249.0 million of 5.5% Convertible Senior Subordinated Notes. We wrote off $8.5 million in redemption premium and debt issuance costs in connection with the redemption of the 5.5% Senior Notes. See Liquidity and Capital Resources for additional information related to the 1.5% Notes and use of proceeds from these notes and to the redemption of the 5.5% Senior Notes.

Other income, net increased $0.5 million for the six months ended June 30, 2004, compared to the same period of the prior year. During the first six months of 2004, we realized no gains on the repurchase of subordinated notes compared to $2.3 million of gains realized in the same period of the prior year. In addition, during the first six months of 2004, we recorded $2.2 million of foreign currency gains compared to insignificant foreign currency gains in the same period of the prior year. During the first six months of 2004, we earned $6.2 million of royalty and other payments recorded as additional consideration for the 1997 sale of Elmiron® to Ortho-McNeil Pharmaceutical, Inc. compared to $5.3 million in the same period of the prior year.

Net Income

The change in our net income and earnings per share for the three and six months ended June 30, 2004, compared to 2003, is as follows (in millions, except per share data):

	Three Months			Six Months
	2004	2003	% Change*	2004	2003	% Change*
Income from:
Continuing operations	$48.1	$19.1	152%	$90.4	$48.1	88%
Discontinued operations	—	22.2		—	22.2

Net income	$48.1	$41.3	17%	$90.4	$70.3	29%

*	% change based on unrounded numbers

	Three Months
	Basic Earnings		Diluted Earnings
	2004	2003	2004	2003
Earnings per common share:
Continuing operations	$0.19	$0.08	$0.19	$0.08
Discontinued operations	—	0.09	—	0.09

Net earnings	$0.19	$0.17	$0.19	$0.17

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	Six Months
	Basic Earnings		Diluted Earnings
	2004	2003	2004	2003
Earnings per common share:
Continuing operations	$0.37	$0.20	$0.36	$0.20
Discontinued operations	—	0.09	—	0.09

Net earnings	$0.37	$0.29	$0.36	$0.29

Foreign Currency

During the six months ended June 30, 2004, sales by subsidiaries located outside the United States accounted for approximately 58% of our worldwide sales. The majority of these sales were denominated in currencies of the local country. As such, our reported profits and cash flows are exposed to changing currency exchange rates. If the United States dollar weakens relative to the foreign currency, the earnings generated in the foreign currency will, in effect, increase when converted into United States dollars and vice versa. As a result of exchange rate differences, net revenues increased by $34.2 million for the six months ended June 30, 2004, as compared to the same period in the prior year.

Recently Issued and Proposed Accounting Standards

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51, which addresses consolidation by business enterprises of variable interest entities (“VIE’s”). During December 2003, the FASB revised FASB Interpretation No. 46, deferring the effective date of application for public companies to the first reporting period ending after March 15, 2004, except for disclosure requirements and VIE’s that are special-purpose entities. The impact of adoption was not significant.

On March 31, 2004, the FASB issued Proposed Statement of Financial Accounting Standards, Share-Based Payment, an amendment of FASB Statements No. 123 and 95, that would require share-based compensation arrangements with employees be accounted for at fair market value. The proposed statement would require the new accounting for reporting periods beginning after December 15, 2004. If this proposed statement is issued, our future reported earnings would be reduced by the amount of compensation expense that would be required to be recorded for stock options granted to employees and for stock purchased under our employee stock purchase plan, if not amended prior to the effective date of the new standard.

On July 19, 2004, the FASB issued a draft abstract of EITF Issue No. 04-8, The Effect of Contingently Convertible Debt on Diluted Earnings per Share. The draft abstract reflects the Task Force’s tentative conclusion that contingently convertible debt instruments should be included in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. The draft abstract would require the new accounting for reporting periods ending after December 15, 2004, and require prior period earnings per share amounts presented for comparative purposes to be restated. If this proposed consensus is adopted, our reported diluted earnings per share for each of the three month periods ended March 31 and June 30, 2004, would be reduced by $0.01 per share and for the six months ended June 30, 2004, would be reduced by $0.02 per share and we expect that our future diluted earnings per share would also be reduced.

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Liquidity and Capital Resources

Working capital was $714.3 million at June 30, 2004, compared to $509.2 million at December 31, 2003. Cash and cash equivalents were $191.0 million at June 30, 2004, compared to $146.9 million at December 31, 2003. Short-term marketable securities were $4.3 million at June 30, 2004, compared to $10.5 million at December 31, 2003.

Net cash of $25.9 million was used by operating activities during the first six months of 2004 compared to $65.5 million provided by operating activities during the same period of the prior year. The decrease in cash provided by operating activities was primarily due to an increase in accounts receivable during the second quarter of 2004 relating to new product launches primarily in North America, whereas, our accounts receivable decreased in the first six months of 2003 due to increased cash collections. Our pre-launch inventories increased by $15.1 million, which used operating cash and will not generate cash inflows unless such products receive regulatory approval and are launched prior to expiration or we find an alternative use for these inventories. Accounts payable, accrued expenses, and other liabilities increased in the six months ended June 30, 2004, compared to decreasing in the same period of the prior year primarily due to higher payments of income taxes in 2003 than in 2004.

Net cash of $44.1 million was used by investing activities during the first six months of 2004 compared to $1.7 million provided by investing activities during the same period of the prior year. Our capital expenditures increased over the prior year primarily due to the acquisition of a manufacturing facility in the first quarter of 2004.

On June 1, 2004, we indirectly acquired from Recordati Industria Chimica e Farmaceutica S.p.A. approximately 0.5 million shares in Polfa Kutno, by purchasing the outstanding securities of KZFPK Holdings, Inc., a Delaware corporation, for approximately 2.2 million shares of our common stock, valued at $41.6 million. The shares purchased represent 24.99% of the total share capital in Polfa Kutno, a pharmaceutical company listed on the Warsaw Stock Exchange. We intend to acquire the remaining outstanding shares in Polfa Kutno, which would require approximately 7.1 million shares of our common stock (assuming an exchange offer price of 340 Polish zlotys, or approximately $93.00, per share of Polfa Kutno and an IVAX Common Stock price of $18.40 per share). We incurred acquisition and related costs of $4.2 million in connection with this transaction and the transaction with Recordati. Polfa Kutno markets and manufactures a wide variety of prescription and over-the-counter pharmaceutical products.

On June 2, 2004, we indirectly acquired Medco, a Peruvian pharmaceutical company, by purchasing the outstanding securities of Medco’s parent, Inversiones Catamarn S.A. – Inveran for 0.8 million shares of our common stock, valued at $15.9 million, and $0.1 million in cash. Medco develops, manufactures and sells branded over-the-counter and prescription products, as well as generic prescription pharmaceutical products in Peru.

On June 2, 2004, we indirectly acquired BTL, a Peruvian retail pharmacy company, by purchasing the outstanding securities of one of BTL’s parents, ASSA Investments S.A., and exercising an option to acquire the outstanding securities of the other parent, ASSA Inc., for $3.5 million in cash, net of cash acquired of $0.3 million, forgiveness of a note receivable, previously held by us with a recorded value of $1.7 million and related costs of $2.2 million, of which $0.2 million is held in escrow. BTL is in the business of operating a retail pharmacy chain in Peru.

Net cash of $121.7 million was provided by financing activities during the first six months of 2004 compared to $42.5 million used during the same period of the prior year.

On March 3, 2004, we issued $400.0 million of our 1.5% Convertible Senior Notes due 2024 to certain qualified institutional buyers. After expenses we received net proceeds of approximately $390.5

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million. Under certain circumstances, the 1.5% Notes are convertible, unless previously redeemed, into 41.85925 shares of our common stock per $1,000 of principal amount of the 1.5% Notes. This ratio results in a conversion price of approximately $23.89 per share. We may redeem the 1.5% Notes on or after March 1, 2011. Beginning with the six-month period commencing on March 1, 2011, in addition to the stated interest of 1.5%, we will pay contingent interest of 0.36% of the market value of the 1.5% Notes if, during specified testing periods, the average trading price of the 1.5% Notes is 120% or more of the principal value. In addition, holders of the 1.5% Notes may require us to repurchase the notes at 100% of the principal amount on each of March 1, 2011, 2014, and 2019, and upon certain events.

The 1.5% Notes also contain a restricted convertibility feature that does not affect the conversion price of the notes but, instead, places restrictions on holders’ ability to convert their notes into shares of our common stock. Holders may convert their notes into shares of our common stock prior to stated maturity under the following circumstances:

•	during any fiscal quarter (beginning with the quarter ending June 30, 2004) if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day;

•	during any five consecutive trading-day period immediately following any five consecutive trading-day period (the Note Measurement Period) in which the average market price for the notes during that Note Measurement Period was less than 95% of the average conversion value for the notes during such period; provided, however, that, beginning on March 1, 2019, holders may not convert their notes if the closing sale price of our common stock on the trading day immediately preceding the day on which the notes are surrendered for conversion is greater than 100% of the conversion price but equal to or less than 120% of the conversion price;

•	upon the occurrence of specified corporate transactions; or

•	if we have called the notes for redemption.

A portion of the net proceeds from this offering were used to redeem our outstanding 5.5% Convertible Senior Subordinated Notes and the remaining net proceeds have been and will be used for general corporate purposes, including acquisitions of, and investments in, products, technologies and companies, capital expenditures and working capital. On May 18, 2004, we redeemed our outstanding 5.5% Notes in accordance with their terms at 102.357% of the aggregate principal amount outstanding of $249.0 million plus accrued interest. We paid $254.9 million in cash to redeem the notes and wrote off the redemption premium and debt issuance costs of $8.5 million in connection with the redemption. The 1.5% interest rate on the notes issued in March 2004 is 4% lower than the notes that were redeemed and will result in reduced interest expense in future periods.

We plan to spend substantial amounts of capital in 2004 to continue the research and development of pharmaceutical products. Although research and development expenditures are expected to be between $130 million and $140 million during 2004, actual expenditures will depend on, among other things, the outcome of clinical testing or products under development, the timing and impact of patent challenges and litigation, delays or changes in government required testing and approval procedures, technological and competitive developments, strategic marketing decisions and liquidity. In addition, we plan to spend between $100 million and $120 million in 2004 to acquire, improve and expand our pharmaceutical and other related facilities.

Our principal sources of short-term liquidity are existing cash and internally generated funds, which we believe will be sufficient to meet our operating needs and anticipated capital expenditures over the short term. For the long term, we intend to utilize principally internally generated funds, which are anticipated to be derived primarily from the sale of existing pharmaceutical products, pharmaceutical

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products currently under development and pharmaceuticals products we license or acquire. There can be no assurance that we will successfully complete products under development, that we will be able to obtain regulatory approval for any such products, or that any approved product will be produced in commercial quantities, at reasonable costs, and be successfully marketed or that we will acquire any such products. We may consider issuing debt or equity securities in the future to fund potential acquisitions and growth.

Income Taxes

We recognized a $20.5 million tax provision for the six months ended June 30, 2004, of which $13.4 million related to foreign operations. The tax provision for the six months ended June 30, 2004, was determined using our estimated annual effective tax rate, which was less than the United States statutory rate primarily due to lower tax rates applicable to our Swiss operations and to the tax benefits resulting from the anticipated 2004 merger of two of our Chilean subsidiaries. The tax benefit from the merger results from a step-up in tax basis of the assets existing at the time of the merger that is available under local tax regulations. The tax impact resulting from the merger is a tax benefit of $21.3 million, net of a valuation allowance of $10.8 million, of which $6.7 million was recognized in our tax provision for the six months ended June 30, 2004, due to the impact of the tax benefit on our annual effective tax rate. We recorded a valuation allowance primarily for the amount of the tax benefit that would be realizable beyond five years because we cannot forecast beyond five years with reasonable certainty due to the political and economic uncertainties that exist within Latin America. Payment of the current tax provision for the year ending December 31, 2004, will be reduced by $3.4 million for domestic operations and $0.4 million for foreign operations, representing the incremental impact of compensation expense deductions associated with non-qualified stock options exercised during the first six months of 2004. As of June 30, 2004, domestic net deferred tax assets totaled $89.5 million and aggregate foreign net deferred tax assets totaled $14.7 million. Realization of the net deferred tax assets is dependent upon generating sufficient future domestic and foreign taxable income. Although realization is not assured, we believe it is more likely than not that the net deferred tax assets will be realized. Our estimates of future taxable income are subject to revision due to, among other things, regulatory and competitive factors affecting the pharmaceutical industries in the markets in which we operate. Such factors are further discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2003.

Application of Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, which were prepared in accordance with accounting principles generally accepted in the United States of America. Included within these policies are certain policies which contain critical accounting estimates and, therefore, have been deemed to be “critical accounting policies.” Critical accounting estimates are those which require management to make assumptions about matters that were uncertain at the time the estimate was made and for which the use of different estimates, which reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur from period to period, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. Our net revenues and gross profit for the three and six months ended June 30, 2004, benefited by $6.7 million due to positive resolution of service level claims. There were no other material changes in estimates that were recorded during the six months ended June 30, 2004. We have identified the following to be our critical accounting policies, estimates or assumptions: the determination of revenue provisions; our expectation that pre-launch inventory will be approved and/or be launched in the near future; the determination of impairment of goodwill and intangibles; and the impact of existing legal matters.

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Revenue Provisions

Revenue is recognized when title to our products and the risks and rewards of ownership passes to our customers and when provisions for revenue dilution estimates, including chargebacks, returns, shelf stock adjustments, discounts, promotional allowances, rebates, reimbursements relating to Medicaid and Medicare and other allowances are reasonably determinable. Accruals for these provisions are presented in the Consolidated Financial Statements as reductions to “Accounts receivable” and within “Other current liabilities.” Accounts receivable are presented net of allowances relating to these provisions, which were $164.3 million at June 30, 2004, and $136.5 million at December 31, 2003. In addition, other current liabilities include $114.8 million at June 30, 2004, and $110.1 million at December 31, 2003, for revenue dilution estimates. Our policy regarding sales to wholesale customers is that we do not recognize revenue from sales to wholesale customers or the cost of those sales in circumstances where we believe the customer has more than a demonstrably reasonable level of inventory. We make this assessment based on historical demand, purchases and inventory levels.

We estimate allowances for revenue dilution items using a combination of information received from third parties, including market data, inventory reports from our major U.S. wholesale customers, historical information and analysis that we perform. The key assumptions used to arrive at our best estimate of revenue dilution reserves are our estimate of inventories that are on-hand in our distribution channels, our estimate of future price declines and our estimate of potential returns. The same basic set of factors is considered in each analysis that we perform, and we believe this analysis provides us with the best estimate. The factors we use are estimated customer inventory levels, contractual prices and related terms, the number of other competing generic equivalents that are expected in the market, the expected size of the market and any expected trends regarding market growth or contraction. Our estimates of inventory at wholesale customers and in the distribution channels are subject to inherent limitations of estimates that rely on third-party data, as certain third-party information was itself in the form of estimates, and reflect other limitations. Provisions for estimated rebates and other allowances, such as discounts, promotional and other credits are estimated based on historical payment experience, historical relationship to revenues, estimated customer inventory levels and contract terms. Such provisions are determinable due to the limited number of assumptions and consistency of historical experience. Provisions for chargebacks, returns and shelf stock adjustments involve more subjective judgments and are more complex in nature. These provisions are discussed in further detail below.

Chargebacks - The provision for chargebacks is a significant and complex estimate used in the recognition of revenue. We market products directly to wholesalers, distributors, retail pharmacy chains, independent pharmacies, mail order pharmacies and group purchasing organizations. We also market products indirectly to independent pharmacies, managed care organizations, hospitals, nursing homes and pharmacy benefit management companies, collectively referred to as “indirect customers.” We enter into agreements with indirect customers to establish contract pricing for certain products. The indirect customers then select a wholesaler from which to actually purchase the products at these contracted prices. Alternatively, certain wholesalers may enter into agreements with indirect customers, which establish contract pricing for certain products, which the wholesalers provide. Under either arrangement, we will provide credit to the wholesaler for any difference between the contracted price with the indirect party and the wholesaler’s invoice price. Such credit is called a chargeback. The provision for chargebacks is based on our historical chargeback experience and estimated wholesaler inventory levels, as well as expected sell-through levels by our wholesale customers to indirect customers. Our estimates of inventory at wholesale customers and in the distribution channels are subject to inherent limitations of estimates that rely on third-party data, as certain third-party information was itself in the form of estimates, and reflect other limitations. We continually monitor our provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established reserves.

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Returns - Consistent with industry practice, we maintain a return policy that allows our customers to return product within a specified period prior to, and subsequent to, the product’s expiration date. Our estimate of the provision for returns is based upon our historical experience with actual returns and estimated levels of inventory in the distribution channel. We make adjustments to the provision for returns in the event that it appears that actual product returns may differ from our established reserves.

Shelf stock adjustments - Shelf stock adjustments are credits issued to reflect decreases in the selling prices of our products and are based upon our estimates of the amount of product that our customers have remaining in their inventories at the time of the anticipated price reduction. Decreases in our selling prices are discretionary decisions we make to reflect market conditions. We have contractual agreements with many of our customers which require that we grant these customers inventory credit following a price decrease. In other cases, the determination to grant a credit to a customer following a price decrease is at our discretion. These credits allow customers with established inventories to compete with those buying product at the current market price, and allow us to maintain shelf space, market share and customer loyalty. Amounts recorded for estimated shelf stock adjustments are based upon specified terms with certain customers, estimated launch dates of competing products, estimated declines in market price and estimates of inventory held by the customer. These estimates are subject to inherent limitations of estimates that rely on third-party data, as certain third-party information was itself in the form of estimates, and reflect other limitations. We regularly monitor these and other factors and evaluate our reserves and estimates as additional information becomes available.

Pre-launch Inventory

We have made, are in the process of making and/or will scale-up and make commercial quantities of certain of our product candidates prior to the date we anticipate that such products will receive final FDA or foreign governmental marketing approval and/or satisfactory resolution of patent infringement litigation involving them (i.e., pre-launch inventories). The scale-up and commercial production of pre-launch inventories involves the risk that such products may not be approved for marketing by the governmental agencies on a timely basis, or ever, and/or that the outcome of related litigation may not be satisfactory. This risk notwithstanding, we plan to continue to scale-up and build pre-launch inventories of certain products that have not yet received final governmental approval and/or satisfactory resolution of patent infringement litigation when we believe that such action is appropriate in relation to the commercial value of the product launch opportunity. As of June 30, 2004, we had approximately $39.9 million of inventories, primarily raw materials, related to certain products pending final approval and/or satisfactory resolution of litigation. Approximately 11% of our pre-launch inventory represents inventory for which we have already received regulatory approval to sell, but that is subject to a patent infringement action. Approximately 34% of our pre-launch inventory represents inventory for which the brand product’s patent protection has expired and we are awaiting regulatory approval to sell our generic equivalent.

Impairment of Goodwill and Intangibles

We have recorded on our balance sheet both goodwill and intangible assets, which consist of patents and technologies, trademarks, product registrations and other licenses. Intangible assets with definite lives are amortized and reviewed for impairment when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Goodwill and indefinite-lived intangible assets are tested for impairment annually.

Impairment of goodwill and indefinite-lived intangibles is determined to exist when the fair value is less than the carrying value of the assets being tested. Impairment of definite-lived intangibles is determined to exist when undiscounted cash flows related to the assets are less than the carrying value of the assets. Because the process of testing for impairment involves management making estimates with

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respect to future sales volumes, pricing, new product launches, anticipated cost environment and overall market conditions and because these estimates form the basis for the determination of whether or not an impairment charge should be recorded, these estimates are considered to be critical accounting estimates. As of June 30, 2004, we determined through our estimates that no impairment of goodwill or intangible assets existed. We will continue to assess the carrying value of our goodwill and intangible assets in accordance with applicable accounting guidance.

Legal Matters

Legal charges are recorded for the costs anticipated to be incurred in connection with litigation and claims against us when we can reasonably estimate these costs. We intend to vigorously defend each of the lawsuits described in Note 14, Commitments and Contingencies, in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, and in Note 14, Legal Proceedings, in the Notes to Consolidated Financial Statements included in this Form 10-Q, but their respective outcomes cannot be predicted. Because of the subjective nature inherent in assessing the outcome of litigation and because of the potential that an adverse outcome in a legal proceeding could have a material impact on our financial position or results of operations, such estimates are considered to be critical accounting estimates. Any of such lawsuits or investigations, if determined adversely to us, could have a material adverse effect on our financial position and results of operations. Our ultimate liability with respect to any of these proceedings is not presently determinable.

We are involved in various other legal proceedings arising in the ordinary course of business, some of which involve substantial amounts. In order to obtain brand equivalent approvals prior to the expiration of patents on branded products, and to benefit from the exclusivity allowed to Abbreviated New Drug Application applicants that successfully challenge these patents, we frequently become involved in patent infringement litigation brought by branded pharmaceutical companies. Although these lawsuits involve products that are not yet marketed and therefore pose little or no risk of liability for damages, the legal fees and costs incurred in defending such litigation can be substantial. While it is not feasible to predict or determine the outcome or the total cost of these proceedings, in our opinion, based on a review with legal counsel, any losses resulting from such legal proceedings will not have a material adverse impact on our financial position or results of operations.

Disclosure Regarding Forward-Looking Statements

We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from any forward-looking statement which may have been deemed to have been made in this report or which are otherwise made by us or on our behalf. For this purpose any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among other things:

•	our ability to identify potential acquisitions and to successfully acquire and integrate such operations or products;

•	our ability to reduce our backlog and manufacture, obtain and maintain a sufficient supply of products to meet market demand, retain our customers and meet contractual deadlines and terms;

•	that our proposed spending on facilities improvement and expansion may not be as projected;

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•	that we may increase sales and marketing costs and research spending above current levels;

•	our ability to obtain and maintain FDA approval of our manufacturing facilities, the failure of which could result in production stoppage or delays;

•	our intention to fund 2004 capital expenditures and research and development from existing cash and internally generated funds;

•	the outcome and timing of any pending or future litigation or investigation (including patent litigation, AWP investigations, and the United Kingdom National Health Service claims), and the cost, expenses and possible diversion of management’s time and attention arising from such litigation or investigation;

•	difficulties in product development and uncertainties related to the timing or outcome of product development;

•	the availability on commercially reasonable terms of raw materials and other third-party sourced products;

•	our dependence on sole or limited source suppliers and the risk associated with a production interruption or shipment delays at such suppliers;

•	our ability to replace or renew license fees, royalties and development service fees as the related agreements expire or are terminated;

•	difficulties in complying with governmental regulations;

•	difficulties or delays in manufacturing products;

•	efficacy or safety concerns with respect to marketed products, whether or not scientifically justified, leading to recalls, withdrawals or declining sales;

•	our ability to obtain approval from the FDA to market new pharmaceutical products;

•	the acceptance of new products by the medical community as effective as alternative forms of treatment for indicated conditions;

•	the impact of new regulations or court decisions or actions by our competitors regarding the protection of patents and the exclusivity period for the marketing of branded drugs;

•	our ability to use inventory and raw materials in the manner initially intended or to find alternative uses, to the extent the inventory and raw materials relate to products pending final approval or satisfactory resolution of litigation, if such approval or resolution is not obtained;

•	the impact of the adoption of certain accounting standards;

•	our success in acquiring or licensing proprietary technologies that are necessary for our product development activities;

•	the impact of political and economic instability in the countries in which we operate, particularly Venezuela and other Latin American countries;

•	our successful compliance with extensive, costly, complex and evolving governmental regulations and restrictions;

•	the use of estimates in the preparation of our financial statements and the possibility that those assumptions may prove to be incorrect, incomplete or may change;

•	our reliance on third-party data for many of our significant estimates;

•	our ability to successfully compete in both the branded and generic pharmaceutical sectors;

•	trade buying patterns;

•	trends toward managed care and health care cost containment;

•	possible United States legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including Medicaid and Medicare;

•	interest rate and foreign currency exchange rate fluctuation; and

•	other risks and uncertainties detailed herein and from time to time in our Securities and Exchange Commission filings.

The information in this Form 10-Q is as of June 30, 2004, or, where clearly indicated, as of the date of this filing. We undertake no obligation to publicly update any forward-looking statements,

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whether as a result of new information, future events or otherwise. We also may make additional disclosures in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we may file from time to time with the Securities and Exchange Commission. Please also note that we provide a cautionary discussion of risks and uncertainties under the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2003. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us.

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Item 3 – Quantitative and Qualitative Disclosures About Market Risk

We, in the normal course of doing business, are exposed to the risks associated with foreign currency exchange rates and changes in interest rates.

Foreign Currency Exchange Rate Risk – Although we do not speculate in the foreign exchange market, we do from time to time manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts. Certain firmly committed transactions are hedged with foreign exchange forward contracts. As exchange rates change, gains and losses on the exposed transactions are partially offset by gains and losses related to the hedging contracts. Both the exposed transactions and the hedging contracts are translated at current spot rates, with gains and losses included in earnings.

Our derivative activities, which primarily consist of foreign exchange forward contracts, are initiated primarily to hedge forecasted cash flows that are exposed to foreign currency risk. The foreign exchange forward contracts generally require us to exchange local currencies for foreign currencies based on pre-established exchange rates at the contracts’ maturity dates. If the counter-parties to the exchange contracts do not fulfill their obligations to deliver the contracted currencies, we could be at risk for currency related fluctuations. We enter into these contracts with counter-parties that we believe to be creditworthy and do not enter into any leveraged derivative transactions. As of June 30, 2004, we had $17.7 million in foreign exchange forward contracts outstanding to sell Pounds Sterling for Euros, primarily to hedge Euro-based operating cash flows. If Pounds Sterling were to strengthen by 5% in relation to the Euro, our hedged foreign currency cash-flows expense would increase by $0.9 million, offset by a gain of $0.9 million on the derivative contracts, with a net effect of zero. As exchange rates change, gains and losses on these contracts are generated based on the change in the exchange rates that are recognized in the consolidated statement of operations at maturity, and offset the impact of the change in exchange rates on the foreign currency cash flows that are hedged.

Interest Rate Risk – Our only material debt obligations relate to the 4.5% Convertible Notes, which bear a fixed rate of interest, the 1.5% Convertible Notes, which bear a fixed rate of interest until March 1, 2011 (see discussion of 1.5% Notes under Liquidity and Capital Resources), and the amounts we owe for the purchase of QVAR® and other respiratory products, which carry no stated interest rate. We believe that our exposure to market risk relating to interest rate risk is not material.

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Item 4 – Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have evaluated the design and operation of our disclosure controls and procedures to determine whether they are effective in ensuring that the disclosure of required information is timely made in accordance with the Exchange Act and the rules and forms of the Securities and Exchange Commission. This evaluation was made under the supervision and with the participation of management, including our principal executive officer and principal financial officer as of the end of the quarterly period to which this Quarterly Report on Form 10-Q relates. The principal executive officer and principal financial officer have concluded, based on their review and subject to the limitations noted below, that our disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), are effective to ensure that information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Controls

No significant changes were made to our internal controls or other factors that could significantly affect these controls during the quarterly period to which this quarterly report on Form 10-Q relates.

Limitations on the Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and internal controls will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

Legal proceedings involving the Company are described in our Annual Report on Form 10-K for the year ended December 31, 2003, and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, together referred to as the “Reports” in this Legal Proceedings Item. Unless specifically indicated below, matters described in the Reports are still pending. The following discussion should be read together with the Reports. It covers material developments to previously reported proceedings and new legal proceedings involving the Company that arose since the May 7, 2004, filing date of the 2004 first quarter Form 10-Q.

United Kingdom Serious Fraud Office Investigation and Related Litigation

In July 2004, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions adversely affected competition in the sale and supply of ranitidine in the United Kingdom between 1996 and 2000. This claim seeks an unspecified amount of damages against all defendants, plus interest and costs.

Average Wholesale Price Litigation

In July 2004, our subsidiary, IVAX Pharmaceuticals, Inc., received an informational subpoena from the Attorney General of the State of Florida seeking documents and information regarding three of the company’s products reimbursed by Florida Medicaid. The company is in the process of responding to this request.

On August 5, 2004, we learned that New York City filed an action against 44 pharmaceutical companies and their subsidiaries, including IVAX and its subsidiary, IVAX Pharmaceuticals, Inc., seeking unspecified damages, including treble damages, resulting from alleged violations of federal and state Medicaid law, Medicaid and common law fraud, breach of contract, unfair and deceptive trade practices and unjust enrichment. The City alleges that through the defendants’ alleged unlawful scheme to inflate average wholesale prices and reporting false and inflated pricing information, the City overpaid for certain medications.

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Item 6 – Exhibits and Reports on Form 8-K

(a) Exhibits

31.1	Certification of the Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a).	Filed herewith.

31.2	Certification of the Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a).	Filed herewith.

32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

(b) Reports on Form 8-K

On April 29, 2004, we filed a report on Form 8-K to furnish our earnings release for the first quarter of 2004.

On June 25, 2004, we filed a report under Item 5 Regulation FD Disclosure on Form 8-K reporting an amendment to our Shareholders Rights Plan (the “Plan”) under which we issued rights to purchase Common Stock (the “Rights”). The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between us and Chase Mellon Shareholder Services, LLC, as Rights Agent, dated December 29, 1997. On May 12, 2000, we amended the Rights Agreement to, among other things, remove all references to the requirement that the “Continuing Directors,” as defined in the Rights Agreement, approve certain actions by the Board, including the redemption of the Rights and the approval of the acquisition of shares by an acquiror. Such amendments eliminated the so-called “dead hand” feature of the Plan.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IVAX Corporation

Date: August 9, 2004	By:	/s/ Thomas E. Beier
Thomas E. Beier
Senior Vice President-Finance
Chief Financial Officer

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EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
31.1	Certification of the Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a).

31.2	Certification of the Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a).

32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Phillip Frost, M.D., certify that:

1. I have reviewed this quarterly report on Form 10-Q of IVAX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2004

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.
Chairman of the Board and
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Thomas E. Beier, certify that:

1. I have reviewed this quarterly report on Form 10-Q of IVAX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2004

/s/ Thomas E. Beier
Thomas E. Beier
Senior Vice President - Finance and
Chief Financial Officer

EXHIBIT 32

IVAX Corporation

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18,

United States Code)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of IVAX Corporation, a Florida corporation (the “Company”), does hereby certify, to such officer’s knowledge, that:

The Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (the “Form 10-Q”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 9, 2004	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.
Chairman of the Board and Chief Executive Officer

Date: August 9, 2004	/s/ Thomas E. Beier
Thomas E. Beier
Senior Vice President- Finance and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 10-Q or as a separate disclosure document.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

CHAPTER IX    EXHIBITS

1	Description of Existing Incentive Plans and Convertible Bond Programs

2	Articles of Incorporation

3	Bylaws

4	Resolution of the Board of Directors of September 17, 2004 approving the issuance of the Offered Shares and introduction of IVAX’s shares to public trading in Poland

5	Definitions and abbreviations

6	Professional and industry specific vocabulary used in the Prospectus

7	IRS Form W-8 BEN

8	Subscription for the exchange of shares

9	Rule 144(a)(3)

10	List of matters required to be disclosed on Form 8-K

Exhibit 1:       Description of Existing Incentive Plans and Convertible Bond Programs

Incentive Plans

As of the date of this Prospectus, the Issuer administers three incentive plans and a discount stock purchase plan for employees:

•	the IVAX Corporation 1994 Stock Option Plan (“1994 Plan”);

•	the IVAX Corporation 1997 Employee Stock Option Plan (“1997 Plan”);

•	2004 Incentive Compensation Plan (the “2004 Plan”); and

•	1999 Employee Stock Purchase Plan (“ESPP”).

1994 Plan

The purposes of the 1994 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to the employees of IVAX or its subsidiaries as well as other individuals who perform services for IVAX, and to promote the success of IVAX’s business.

The 1994 Plan permitted the granting of options to employees, non-employee Directors and consultants to purchase shares of the Issuer’s common stock. The 1994 Plan was adopted by the Board of Directors on April 29, 1994, and approved by the Company’s shareholders on July 29, 1994. As of March 31, 2004, approximately 3,126 shares remained available for granting and options to purchase an aggregate of 12,080,236 shares were outstanding. The exercise price of options granted under the 1994 Plan was generally required to be no less than the fair market value of the common stock on the date of grant, and the terms of the options were a maximum of ten years. All grants of stock options were made at the discretion of the compensation committee of the Board of Directors. Because of the extremely limited remaining capacity for options to be granted under the 1994 Plan, it has been replaced by the 2004 Plan (see below).

1997 Plan

The purposes of the 1997 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to the employees of IVAX or its subsidiaries as well as other individuals who perform services for IVAX, and to promote the success of IVAX’s business.

The 1997 Plan was adopted by the Board of Directors on December 19, 1997. As of March 31, 2004, 1,548,005 shares remained available for issuance and options to purchase an aggregate of 17,849,918 shares were outstanding. The exercise price of options granted under the 1997 Plan is generally required to be no less than the fair market value of the common stock on the date of grant, and the terms of the options are a maximum of ten years. All grants of stock options are made at the discretion of the compensation committee of the Board of Directors. The 1997 Plan is substantially identical to the Issuer’s 1994 Plan, except that the 1997 Plan is used only for grants to employees who are not Directors and executive officers. Because of the limited remaining capacity for options to be granted under the 1997 Plan, it has been replaced by the 2004 Plan (see below).

2004 Plan

The purpose of the 2004 Plan is to motivate employees, non-employee Directors and independent contractors to put forth maximum efforts toward the growth, profitability, and success of the Company and its subsidiaries by providing incentives either through cash payments and/or through the ownership and performance of the Company’s common stock. In addition, the 2004 Plan is intended to provide incentives which will help the Company attract and retain highly qualified individuals and to assist in aligning their interests with those of the Company’s shareholders.

The 2004 Plan became effective on April 16, 2004, when it was adopted by the Board of Directors, and will remain in effect until April 15, 2014, unless earlier terminated by the Board of Directors. It was approved by the shareholders of the Company on July 15, 2004. The 2004 Plan allows for the grant of stock options, stock appreciation rights, stock awards, stock units, performance shares, performance units or cash awards (“Awards”), separately or in tandem with other Awards to employees of IVAX and its subsidiaries, non-employee Directors and independent contractors. All Awards will be made at the discretion of the compensation committee of the Board of Directors. The aggregate number of shares of common stock which shall be available for grants or payments of Awards under the 2004 Plan during its term is the lesser of (i) 10,000,000 shares, plus an annual increase of 2% of the outstanding shares of common stock of the Company, calculated on the first day of each fiscal year, commencing on January 1, 2005 or (ii) 31,250,000 shares.

ESPP

The purpose of the ESPP is to align employee and shareholder long-term interests by facilitating the purchase of common stock by employees of IVAX and to enable employees to develop and maintain significant levels of ownership of the Company’s common stock. Unlike the option plans described above, there are no awards or grants under the ESPP, which is a voluntary participation plan. All employees of the Company who work more than twenty hours per week are eligible to participate, except for any employee who holds more than five percent of the Company’s outstanding shares.

The ESPP was adopted by the Board of Directors on February 26, 1999 and approved by the shareholders of the Company on June 17, 1999. The Company’s Board of Directors also approved the purchase of common stock in the open market, as needed, for the ESPP. The maximum number of shares available for sale under the ESPP is 6,562,500 subject to automatic annual increases of the lesser of (a) 30,000 shares and (b) the number of shares that causes the aggregate number of shares available under the ESPP to equal 2.5% of the then outstanding shares of common stock. The ESPP became effective January 1, 2000, for IVAX employees based in the U.S.A. and Puerto Rico, and allows them to purchase the Company’s stock at 85% of the fair market value on the enrollment date or exercise date, whichever is lower. The maximum amount of stock an employee may purchase in a year is $25,000 and subsequent resale is restricted as stated in the plan.

Convertible bonds

1.5% Convertible Senior Notes due 2024 (“1.5% Notes”)

On March 3, 2004, the Company issued USD 400,000,000 of its 1.5% Notes to certain qualified institutional buyers.

Holders of the 1.5% Notes may, on or after March 1, 2011, convert their notes into 41.85925 shares of the Company’s common stock per USD 1,000 principal amount (resulting in a conversion price of approximately USD 23.89 per share) prior to stated maturity under the following restricted circumstances:

•	during any fiscal quarter (beginning with the quarter ending June 30, 2004) if the closing sale price of IVAX common stock for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day;

•	during any five consecutive trading-day period immediately following any five consecutive trading-day period (the Note Measurement Period) in which the average market price for the notes during that Note Measurement Period was less than 95% of the average conversion value for the notes during such period; provided, however, that, beginning on March 1, 2019, holders may not convert their notes if the closing sale price of IVAX common stock on the trading day immediately preceding the day on which the notes are surrendered for conversion is greater than 100% of the conversion price but equal to or less than 120% of the conversion price;

•	upon the occurrence of specified corporate transactions; or

•	if IVAX has called the notes for redemption.

If all of the notes were to be converted, IVAX would be required to issue 16,743,700 shares of common stock. Beginning with the six-month period commencing on March 1, 2011, in addition to the stated interest of 1.5%, a contingent interest of 0.36% of the market value of the 1.5% Notes will be paid, if during specified testing periods, the average trading price of the 1.5% Notes is 120% or more of the principal value.

4.5% Convertible Senior Subordinated Notes due 2008 (“4.5% Notes”)

On May 4, 2001, IVAX issued USD 725,000,000 of its 4.5% Notes to certain qualified institutional buyers, accredited investors and non-US citizens. The 4.5% Notes are currently redeemable by IVAX. Under certain circumstances, the notes are convertible, unless previously repurchased or redeemed, into 31.21094 shares of IVAX common stock per USD 1,000 of principal amount of the 4.5% Notes. This ratio results in a conversion price of approximately USD 32.04 per share. If all of the 4.5% Notes outstanding as of December 31, 2003 were to be converted, IVAX would be required to issue approximately 16,664,000 shares of its common stock.

Exhibit 2:       Articles of Incorporation

State of Florida

Department of State

I certify the attached is a true and correct copy of the Articles of Incorporation of IVAX REINCORPORATION, INC., a Florida corporation, filed on June 2, 1993, as shown by the records of this office.

The document number of this corporation is P93000040385.

Given under my hand and the

Great Seal of the State of Florida

at Tallahassee, the Capitol,

this the Eighth day of June, 1993

Jim Smith

Secretary of State

ARTICLES OF INCORPORATION

OF

IVAX REINCORPORATION, INC.

ARTICLE I - NAME

The name of the corporation is “IVAX REINCORPORATION, INC.” (hereinafter called the “Corporation”).

ARTICLE II -ADDRESS OF PRINCIPAL OFFICE AND MAILING ADDRESS

The address of the principal office of the Corporation and the mailing address of the Corporation are 8800 Northwest 36th Street, Miami, Florida 33178.

ARTICLE III - CAPITAL STOCK

The aggregate number of shares which the corporation shall have the authority to issue is 250,000,000 shares of Common Stock, par value $0.10 per share.

ARTICLE IV - INITIAL REGISTERED AGENT

The street address of the initial registered office of the corporation is 8800 Northwest 36th Street, Miami, Florida 33178; and the name of the initial registered agent of the corporation at that address is Richard C. Pfenniger, Jr.

ARTICLE V - INCORPORATOR

The name and address of the person filing these Articles of Incorporation are Richard C. Pfenniger, Jr., 8800 Northwest 36th Street, Miami, Florida 33178.

ARTICLE VI - PURPOSE

The Corporation is organized for the purpose of transacting any or all lawful business for corporations organized under the Florida Business Corporation Act.

ARTICLE VII - SPECIAL MEETINGS OF SHAREHOLDERS

The shareholders of the Corporation may not call a special meeting of shareholders unless the holders of at least 50% of all of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date, and deliver to the corporation’s secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held.

IN WITNESS WHEREOF, the undersigned Incorporator has executed these Articles of Incorporation on May 26, 1993.

Richard C. Pfenniger, Jr.
Incorporator

ACCEPTANCE OF APPOINTMENT

OF

REGISTERED AGENT

The undersigned, having been appointed as the registered agent of IVAX Reincorporation, Inc., in the foregoing Articles of Incorporation, accepts such appointment and acknowledges that he is familiar with, and accepts, the obligations of such position, including those set forth in Section 607.0501 of the Florida Statutes.

Richard C. Pfenniger, Jr.
Incorporator

State of Florida

Department of State

I certify the attached is a true and correct copy of the Articles of Amendment, filed on August 12, 2004, effective August 24, 2004, for IVAX CORPORATION, a corporation organized under the laws of the State of Florida, as shown by the records of this office.

The document number of this corporation is P93000040385.

Given under my hand and the Great Seal

of the State of Florida

at Tallahassee, the Capitol,

this the Twentieth day of August, 2004

Glenda E. Hood

Secretary of State

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

IVAX CORPORATION

The Articles of Incorporation of IVAX CORPORATION, a Florida corporation (the “Corporation”), are amended effective as of August 24, 2004, pursuant to the provisions of Section 607.1006 of the Florida Statutes, as follows:

Article III of the Articles of Incorporation of the Corporation is hereby deleted in its entirety and replaced with the following:

ARTICLE III – CAPITAL STOCK

The aggregate number of shares which the Corporation shall have Authority to issue is Five Hundred Forty-Six Million, Eight Hundred Seventy-Five Thousand (546,875,000) shares of Common Stock, par value $0.10 per share.

This amendment was duly adopted by the Board of Directors of the Corporation at a meeting held on July 15, 2004 and does not require Shareholder approval as such increase is in connection with a 5 for 4 Stock Split, also approved on July 15, 2004, to be effective as of the payment date for the foregoing Stock Split, which is August 24, 2004.

IVAX CORPORATION

By:
Neil Flanzraich
Vice Chairman, President and Director
Director

By:
Steven D. Rubin
Senior Vice President, Secretary and General Counsel

Exhibit 3:    Bylaws

BYLAWS

OF

IVAX CORPORATION

a Florida corporation

IVAX CORPORATION

BYLAWS

ARTICLE I

Meetings of Shareholders

Section 1 Annual Meeting. The annual meeting of shareholders for the election of directors and for the 1ransaction of such other business as may properly come before the meeting shall be held on the date, time and place designated by the Board of Directors.

Section 2 Special Meeting.

(a) Special meetings of the shareholders shall be held when directed by the Chairman of the Board or the Board of Directors or when requested in writing by, shareholders holding at least 50% of the corporation’s stock having the right and entitled, to vote at such meeting. The call for the meeting shall be issued by the secretary, unless the Chairman of the Board, the Board of Directors or the shareholders requesting the calling of the meeting designate another person to do so. Only business within the purposes described in the notice required in Section 4 of this Article I may be conducted at a, special shareholders’ meeting.

(b) Any shareholder of record seeking to have the shareholders request a special meeting may, by written notice to the secretary, request the Board of Directors to fix a record date pursuant to Section 7 of this Article I. The Board of Directors shall promptly, but in all events within 10 business days after the date upon which such a request is received, adopt resolutions fixing the record date. In the event of the delivery, in the manner provided by Section 7 of this Article I to the corporation of such a request or requests and/or any related revocation or revocations, the corporation shall engage nationally recognized independent inspectors of elections for the purpose of promptly performing a ministerial review of the validity of the requests and revocations. Every written request for a special meeting shall set forth the purpose or purposes for which the special meeting is requested, the name and address, as they appear in the corporation’s books, of each shareholder making the request, the class and number of shares of the corporation which are owned of record by each such shareholder, and shall bear the date of signature of each such shareholder. No such request shall be effective to request such a meeting unless, within 60 days of any record date established in accordance with Section 7 of this Article I a written request signed by a sufficient number of record holders as of such date to request a special meeting in accordance with Section 2(a) of this Article I and, if applicable, the Articles of Incorporation are delivered to the corporation in the manner prescribed in this Article I. For the purposes of permitting a prompt ministerial review by the independent inspectors, no request by shareholders for a special meeting shall be effective until such date as the independent inspectors certify to the corporation that the requests delivered to the corporation in accordance with this Article I represent at least the minimum number of shares that would be necessary to request such meeting. Within 10 business days after the independent inspectors deliver such a certified report to the corporation, the Board of Directors shall adopt a resolution calling a special meeting of the shareholders and fixh1g a record date for such meeting in accordance with Section 7 of this Article I. In setting a meeting date, the Board of Directors may consider such factors as it deems relevant within the good faith exercise of its business judgment including, without limitation, the nature of the action proposed to be taken, the facts and circumstances surrounding the request, and any plan of the Board of Directors to call a special or annual meeting of shareholders for the conduct of related business. Nothing contained in this section shall in any way be construed to suggest or imply that the Board of Directors or any shareholder shall not be entitled to contest the validity of any request or revocation thereof, or to take any other action including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto.

Section 3. Place. Meetings of the shareholders shall be held at the principal office of the corporation or as determined by the Chairman of the Board, unless otherwise designated by resolution from time to time by the Board of Directors.

Section 4. Notice. A written notice of each meeting of shareholders, signed by the secretary, president or the person authorized to call the meeting t shall be mailed to each shareholder having the right and entitled to vote at the meeting at the address as it appears on the records of the corporation, not less than 10 nor more than 60 days before the date set for the meeting. The notice shall state the time and place the meeting is to be held. A notice of a special meeting shall also state the purposes of the meeting. A notice of meeting shall be sufficient for that meeting and any adjournment of it. If a shareholder transfers any shares after the notice is sent, it shall not be necessary to notify the transferee. All shareholders may waive notice of a meeting before, at or after the meeting.

Section 5. Shareholder Quorum. Except as otherwise required by law, or by the Articles of Incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Any number of shareholders, even if less than a quorum, may adjourn the meeting from time to time and place to place without further notice until a quorum is obtained. When a specified item of business is required to be voted on separately by a particular class or series of stock, the presence of a majority of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series, except as otherwise required by law, by the Articles of Incorporation or by the terms of the particular class or series of shares. If less than a quorum of shares entitled to vote on a matter as above defined, shall be present at the time and place for which a meeting shall be called, the Chairman of the Board, or secretary or the holders of a majority of the shares represented may adjourn any such meeting from time to time without notice other than by announcement at such meeting, until the number of shares requisite to constitute a quorum shall be present. At any adjourned meeting at which a quorum, as above defined, shall be present, in person or by proxy, any business may be transacted which might have been transacted at the meeting as originally called. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

Section 6. Shareholder Voting. If a quorum is present, action on a matter is approved and shall be the act of the shareholders if the votes cast favoring the action exceed the votes cast against the action, except as otherwise provided in Section 6 of Article II or the Articles of Incorporation or as required by law. Except as otherwise provided in the Articles of Incorporation or as required by law, each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. The books of record of shareholders shall be produced at a shareholders’ meeting upon the request of any shareholder.

* Section 7 Fixing Record Dates. For the purpose of determining shareholders entitled (a) to notice of or to vote at any meeting of shareholders or any adjournment thereof, (b) to request a special meeting of shareholders pursuant to Section 2 of this Article I, (c) to receive payment of any dividend, or (d) to make a determination of shareholders for any other proper purpose, the Board of Directors shall have the power to fix a date, not more than 70 days (or such longer period as may be permitted by current or future law) prior to the date on which the particular action requiring a determination of shareholders is to be taken, as the record date for any such determination of shareholders. A record date for the determination of shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof shall not be a date less than 10 days prior to such meeting. In setting a record date, whether in response to a request from a shareholder or otherwise, the Board of Directors may consider such factors as it deems relevant within the good faith exercise of its business judgment including, without limitation, the nature of the action proposed to be taken, the facts and circumstances surrounding the request, and any plan of the Board of Directors to call a special or annual meeting of shareholders for the conduct of related business. In any case where a record date is set under any provision of this Article I, only shareholders of record on the record date shall be entitled to participate in the action for which the determination of shareholders of record is made, and, if the record date is set for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, only such shareholders of record shall be entitled to such notice or vote, notwithstanding any transfer of any shares on the books of the corporation after such record date.

Section 8. Proxies. A shareholder entitled to vote at any meeting of shareholders or any adjournment thereof may vote in person or by proxy executed in writing and signed by the shareholder or his attorney-in-fact. The appointment of a proxy will be effective when received by the corporation’s secretary or other officer or agent authorized to tabulate votes. If a proxy designates two or more persons to act as proxies, a majority of these persons present at the meeting, or if only one is present, that one, has all of the powers conferred by the instrument upon all the persons designated unless the instrument otherwise provides. No proxy shall be valid more than 11 months after the date of its execution unless a longer term is expressly stated in the proxy.

*	Article I, Section 7 amended on April 26, 2002.

Section 9. Notification of Nomination of Directors. Nominations for election to the Board of Directors of the corporation at a meeting of shareholders may be made by the Board of Directors or by any shareholder of the corporation entitled to vote for the election of directors at such meeting who complies with the notice procedures set forth in this Section 9. Such nominations, other than those made by or on behalf of the Board of Directors, may be made only if notice in writing is personally delivered to, or mailed by first class United States mail, postage prepaid, and received by, the secretary not less than 60 days nor more than 90 days prior to such meeting; provided, however, that if less than 70 days’ notice or prior public disclosure of the date of the meeting is given to shareholders, such nomination shall have been mailed by first class United States mail, postage prepaid, and received by, or personally delivered to, the secretary not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first. Such notice shall set forth (a) as to each proposed nominee (i) the name, age, business address and, if known, residence address of each such nominee, (ii) the principal occupation or employment of each. such nominee, (iii) the number of shares, if any, of stock of the corporation that are beneficially owned by each such nominee and (iv) any other information concerning the nominee that must be disclosed in proxy solicitations pursuant to the proxy rules of the Securities and Exchange Commission if such person had been nominated, or was intended to be nominated, by the Board of Directors (including such person’s written consent to be named as a nominee and to serve as a director if elected); and (b) as to the shareholder giving the notice (i) the name and address, as it appears on the corporation’s books, of such shareholder, (ii) a representation that such shareholder is a holder of record of shares of stock of the corporation entitled to vote at the meeting and the class and number of shares of the corporation which are beneficially owned by such shareholder, (iii) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice and (iv) a description of all arrangements or understandings between such shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such shareholder. The corporation also may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as a director of the corporation.

The chairman of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting, and that the defective nomination shall be disregarded.

Section 10. Notice of Business at Annual Meetings. At an annual meeting of the shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors or (c) otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, if such business relates to the election of directors of the corporation, the shareholder must comply with Section 9 of this Article I, if such business relates to any other matter, the shareholder must have given timely notice thereof in writing to the secretary. To be timely, a shareholder’s notice must be personally delivered to, or mailed by first class United States mail, postage prepaid, and received by, the secretary not less than 60 days not more than 90 days prior to such meeting; provided, however that if less than 70 days’ notice or prior public disclosure of the date of the meeting is given to shareholders, such notice, to be timely, must have been mailed by first class United States mail, postage prepaid, and received by, or personally delivered to the secretary not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first. A shareholder’s notice to the secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear in the corporation’s books, of the shareholder proposing such business, (iii) a representation that the shareholder is a holder of record of shares of stock of the corporation entitled to vote at the meeting and the class and number of shares of the corporation which are beneficially owned by the shareholder and (iv) any material interest of the shareholder in such business. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 10 and except that any shareholder proposal which complies with Rule 14a-8 of the proxy rules (or any successor provision) promulgated under the Securities Exchange Act of 1934, as amended, and is to be included in the corporation I s proxy statement for an annual meeting of shareholders shall be deemed to comply with the requirements of this Section 10.

The chairman of the meeting may, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 10, and if he should so determine, he shall so declare to the meeting and the business not properly brought before the meeting shall be disregarded.

ARTICLE II

Directors

Section 1. Function. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the Board of Directors. Directors must be natural persons who are at least 18 years of age but need not be residents of Florida or shareholders of the corporation.

Section 2. Compensation. The directors, as such, shall be entitled to receive such reasonable compensation for their services as may be fixed from time to time by resolution of the Board of Directors. In addition, the directors may be reimbursed for expenses of attending meetings of the Board of Directors and committees thereof and meetings of the shareholders. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of the executive committee or of any standing or special committee of the Board of Directors may by resolution of the Board of Directors be allowed such compensation for their services as the Board of Directors may deem reasonable, and additional compensation may be allowed to directors for special services rendered.

Section 3. Presumption of Assent. A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he objects at the beginning of the meeting (or promptly upon arriving) to the holding of the meeting or transacting the specified business at the meeting, or if the director votes against the action taken or abstains from voting because of an asserted conflict of interest or otherwise.

Section 4. Number of Directors. The Board of Directors of the corporation shall consist of a number of persons not less than two, the exact number to be determined from time to time by resolution adopted by the affirmative vote of a majority of an directors of the corporation then holding office at any special or regular meeting. Any resolution increasing or decreasing the number of directors shall have the effect of creating or eliminating a vacancy or vacancies, as the case may bet provided that no resolution shall reduce the number of directors below the number then holding office.

Section 5. Term of Office. Each director shall hold office until the annual meeting next succeeding his election and until his successor is elected and qualified, or until his earlier resignation, removal from office or death.

Section 6. Election of Directors. Directors shall be elected at the annual meeting of shareholders, but when the annual meeting is not held or directors are not elected thereat, they may be elected at a special meeting called and held for that purpose. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

Section 7. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled by the shareholders or by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders. If there are no remaining directors, the vacancy shall be filled by the shareholders.

Section 8. Removal of Directors. At a meeting of shareholders, any director or the entire Board of Directors may be removed, with or without cause, provided the notice of the meeting states that one of the purposes of the meeting is the removal of the director or directors. A director may be removed only if the number of votes cast for removal exceeds the number of votes cast against removal.

Section 9. Quorum and Transaction of Business. A majority of the number of directors fixed pursuant to these Bylaws shall constitute a quorum for the transaction of business the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 10. Place of Meeting. Regular and special meetings of the Board of Directors shall be held at the principal office of the corporation or as determined by the Chairman of the Board, unless otherwise designated by resolution from time to time by the Board of Directors.

Section 11. Time, Notice and Call of Meetings. Regular meetings of the Board of Directors shall be held without notice at the time and on the date designated by resolution of the Board of Directors. Meetings of the Board of Directors may be called, by the Chairman of the Board, the chief executive officer or any two directors. Upon determining the need for a special meeting, the Chairman of the Board shall direct the secretary of the corporation to provide written notice of the time, date and place of such special meeting of the Board of Directors to each director by personal delivery, mail or courier delivery or by facsimile at least two but not more than 15 days before the meeting. Notice of a meeting of the Board of Directors need not be given to a director, who signs a waiver of notice either before, at or after the meeting. Attendance of a director at a meeting constitutes a waiver of notice of that meeting and waiver of all objections to the place of the meeting, the time of the meeting, and the manner in which it has been called or convened, except when a director states at the beginning of the meeting or promptly upon arrival at the meeting, objection to the transaction of business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors must be specified in the notice or waiver of notice of the meeting. Notice of an adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting °are announced at the time of the adjournment, to the other directors. Members of the Board of Directors (and any committee of the Board) may participate in a meeting of the Board of Directors (or committee) by means of a conference telephone or similar communications equipment pursuant to which all persons participating in the meeting can hear each other at the same time. Participation by these means constitutes presence in person at a meeting.

Section 12. Action Without a Meeting. Any action required to be taken at a meeting of the Board of Directors (or a committee), and any action which may be taken at a meeting of the Board of Directors (or a committee) may be taken without a meeting if a consent in writing, setting forth the action to be taken and signed by all of the directors (or members of the committee), is filled in the minutes of the proceedings of the Board of Directors. The action taken shall be deemed effective when the last director signs the consent, unless the consent specifies otherwise.

ARTICLE III

Committees

Section 1. Executive Committee. The Board of Directors may from time to time, by resolution passed by a majority of the whole Board of Directors, create an executive committee of three or more directors, the members of which shall be elected by the Board of Directors to serve at the pleasure of the Board of Directors. If the Board of Directors does not designate a chairman of the executive committee, the executive committee shall elect a chairman from its own members. Except as otherwise required by law, these bylaws, or in the resolution creating an executive committee, such committee shall, during the intervals between the meetings of the Board of Directors, possess and may exercise all of the powers of the Board of Directors in the management of the business and affairs of the corporation, other than that of filling vacancies among the directors or in any committee of the directors. The executive committee shall keep full records and accounts of its proceedings and transactions. All action by the executive committee shall be reported to the Board of Directors at its meeting next succeeding such action and shall be subject to control, revision and alteration by the Board of Directors, provided that no rights of third persons shall be prejudicially affected thereby. Vacancies in the executive committee shall be filled by the Board of Directors, and the Board of Directors may appoint one or more directors as alternate members of the executive committee who may take the place of any absent member or members at any meeting.

Section 2. Meetings of Executive Committee. Subject to the provisions of these Bylaws, the executive committee shall fix its own rules of procedure and shall meet as provided by such rules or by resolutions of the Board of Directors, and it shall also meet at the call of the Chairman of the Board, the chairman of the executive committee or any two members of the committee. Unless otherwise provided by such rules or by such resolutions the provisions of Section 11 of Article III relating to the notice required to be given for meetings of the Board of Directors shall also apply to meetings of the executive committee. A majority of the executive committee shall be necessary to constitute a quorum.

Section 3. Other Committees. The Board of Directors may by resolution provide for such other standing or special committees as it deems desirable, and discontinue the same at its pleasure. Each such committee shall have such powers and perform such duties, not inconsistent with law, as may be delegated to it by the Board of Directors. The provisions of Section 1 and Section 2 of this Article III shall govern the appointment and action of such committee so far as consistent, unless otherwise provided by the Board of Directors. Vacancies in such committees shall be filled by the Board of Directors or as the Board of Directors may provide.

ARTICLE IV

Officers

Section 1. General Provisions. The Board of Directors shall appoint a Chairman of the Board of Directors, a chief executive officer, a president, and a secretary. A person may hold more than one such office. The Board of Directors may from time to time create such offices and appoint such other officers, subordinate officers and assistant officers as it may determine. The Chairman of the Board, shall be, but the other officers need not be, chosen from among the members of the Board of Directors. Each officer shall hold office at the pleasure of the Board of Directors, and perform such duties as the Board of Directors may prescribe. The Board of Directors may, from time to time, authorize any officer to appoint and remove subordinate and assistant officers, to prescribe their authority and duties, and to fix their compensation.

Section 2. Term of Office. The officers of the corporation shall hold office at the pleasure of the Board of Directors, and, unless sooner removed by the Board of Directors, until the annual meeting of the Board of Directors following the date of their appointment and until their successors are chosen and qualified. The Board of Directors may remove any officer at any time, with or without cause. A vacancy in any office established by these Bylaws or created by the Board of Directors shall be filled by the Board of Directors.

Section 3. Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Board of Directors and meetings of shareholders.

Section 4. Chief Executive Officer. The chief executive officer shall exercise supervision over the management of the business of the corporation and its several officers, subject, however, to the oversight of the Board of Directors. In the absence of the Chairman of the Board, he shall preside at meetings of the shareholders.

Section 5. President. The president shall exercise supervision over the management of the business of the corporation and its several officers, subject, however, to the oversight of the Board of Directors and the chief executive officer. In the absence of the Chairman of the Board and chief executive officer, he shall preside at meetings of the shareholders.

Section 6. Secretary. The secretary shall keep minutes of all the proceedings of the shareholders and the Board of Directors and shall make proper records of the same, which shall be attested by him; shall have authority to execute and deliver certificates as to any of such proceedings and any other records of the corporation; shall give notice of meetings of shareholders and directors; shall produce, on request at each meeting of shareholders a certified list of shareholders arranged in alphabetical order; shall keep such books and records as may be required by law or by the Board of Directors; and, in general, shall perform all duties incident to the office of secretary and such other duties as may from time to tune be assigned to him by the Board of Directors or the president.

Section 7 Duties of Officers May be Delegated. In the absence of any officer of the corporation, or for any other reason the Board of Directors may deem sufficient, the Board of Directors may delegate, for such period of time as the Board of Directors deem appropriate, the powers or duties, or any of them, of any officer to any other officer any director.

Section 8. Removal of Certain Officers. Neither the Chairman, the chief executive or to officer nor the president may be removed from office unless such removal shall have first been approved by a majority of the whole Board of Directors.

ARTICLE V

Share Certificate and Seal

Section 1. Form and Execution. Certificates for shares, certifying the number of fully-paid shares owned, shall be issued to each shareholder in such form as shall be approved by the Board of Directors. Such certificates shall be signed by the Chairman of the Board, the chief executive officer or the president and by the secretary; provided, however, that if such certificates are countersigned by a transfer agent and/ or registrar the signatures of any of said officers and the seal of the corporation upon such certificates may be facsimiles, engraved, stamped or printed. If any officer or officers who shall have signed, or whose facsimile signature shall have been used, printed or stamped on any certificate or certificates for shares, shall cease to be such officer or officers, because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the corporation, such certificate or certificates, if authenticated by the endorsement thereon of the signature of a transfer agent or registrar, shall nevertheless be conclusively deemed to have been adopted by the corporation by the use and delivery thereof and shall be as effective in all respects as though signed by a duly elected, qualified and authorized officer or officers, and as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be an officer or officers of the corporation. The failure of the corporation to note upon a certificate a restriction on the transfer of shares imposed or which may be imposed by law, contract or otherwise, shall not be deemed to imply that such shares are free of any such restriction or create in favor of the person to whom such certificate is issued, or any successor, assign, devise or heir of such recipient, any cause of action of any nature against the corporation.

Section 2. Registration of Transfer. Any certificate for shares of the corporation shall be transferable (subject to any applicable restrictions imposed or which may be imposed by law, contract or otherwise) in person or by attorney upon the surrender thereof to the corporation or any transfer agent therefor (for the class of shares represented by the certificate surrendered) properly endorsed for transfer and accompanied by such assurances as the corporation or such transfer agent may require as to the genuineness and effectiveness of each necessary endorsement.

Section 3. Lost, Stolen or Destroyed Certificates. The corporation shall, upon the authorization of the Chairman of the Board, the chief executive officer, the president, the secretary or such other person as is authorized by resolution of the Board of Directors, issue a new stock certificate in the place of any certificate previously issued if the holder of record of the certificate (a) makes proof in affidavit form that it has been lost, destroyed or wrongfully taken; (b) requests the issue of a new certificate before the corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim; (c) gives bond in such form as the corporation may direct to indemnify the corporation and any transfer agent and registrar against any claim that may be made on account of the alleged loss, destruction, or theft of a certificate; and (d) satisfies any other reasonable requirements imposed by the corporation.

Section 4. Seal. The corporate seal shall be circular in form and include the name of the corporation.

ARTICLE VI

Distributions

The Board of Directors may, from time to time, declare distributions to its shareholders in cash, property t or its own shares, unless the distribution would cause (i) the corporation to be unable to pay its debts as they become due in the usual course of business, or (ii) the corporation’s assets to be less than its liabilities plus the 8n1ount necessary, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights of shareholders whose rights are superior to those receiving the distribution. The shareholders and the corporation may enter into an agreement requiring the distribution of corporate profits, subject to the provisions of applicable law.

ARTICLE VII

Miscellaneous Provisions

Section 1. Fiscal Year. The fiscal year of the corporation shall be the calendar year.

Section 2. Resignation. Any director or officer of the corporation may resign his office at any time upon presenting his written resignation to the Board of Directors, the Chairman of the Board, the chief executive officer, the president or the secretary, and, unless some time be fixed in such resignation as the date upon which it is to become effective, the same shall become effective immediately upon presentation. The acceptance of a resignation shall not be required to make it effective, unless otherwise so stated in such resignation, and in that event it shall become effective at the pleasure of the Board of Directors.

Section 3. Voting Upon Stocks of Other Corporations. Unless otherwise ordered by the Board of Directors, the Chairman of the Board, the chief executive officer, or the president shall, in the order above stated, have full power and authority on behalf of the corporation to attend, act and vote at any meeting or meetings of shareholders of any corporation in which the corporation may hold stock or other securities, and at any such meeting shall possess and may exercise on behalf of the corporation any and all of the rights and powers incident to the ownership of such stock or other securities. The person having the power and authority as set forth above may in his discretion delegate the same to another person that he designates to act on behalf of the corporation at any given meeting. The Board of Directors, by resolution, may from time to time confer like powers upon any other person or persons.

ARTICLE VIII

Corporate Records, Shareholders’

Inspection Rights; Financial Information

Section 1. Corporate Records.

(a) The corporation shall keep as permanent records minutes of all meetings of its shareholders and the Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors.

(b) The corporation shall maintain a record of its shareholders in a form that permits preparation of a list of the names and addresses of all shareholders in alphabetical order by class of shares showing the number and series of shares held by each.

(c) The corporation shall keep a copy of: (i) its articles or restated articles of incorporation and all amendments to them currently in effect; (ii) these Bylaws or restated Bylaws and all amendments currently in effect; (iii) resolutions adopted by the Board of Directors creating one or more classes or series of shares and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding; (iv) the minutes of all shareholders’ meetings and records of all actions taken by shareholders without a meeting for the past three years; (v) written communications to all shareholders generally or all shareholders of a class of series within the past three years, including the financial statements furnished for the last three years; (vi) a list of names and business street addresses of its current directors and officers; and (vii) its most recent annual report delivered to the Department of State.

(d) The corporation shall maintain its records in written form or in another form capable of conversion into written form within a reasonable time.

Section 2. Shareholders’ Inspection Rights. A shareholder is entitled to inspect and copy, during regular business hours at the corporation’s principal office, any of the corporate records described in Section l(c) of this Article if the shareholder gives the corporation written notice of the demand at least 5 business days before the date on which he wishes to inspect and copy the records.

A shareholder is entitled to inspect and copy, during regular business hours at a reasonable location specified by the corporation, any of the following records of the corporation if the shareholder gives the corporation written notice of this demand at least 5 business days before the date on which he wishes to inspect and copy provided (a) the demand is made in good faith and for a proper purpose; (b) the shareholder describes with reasonable particularity the purpose and the records he desires to inspect; and (c) the records are directly connected with the purpose: (i) excerpts from minutes of any meeting of the Board of Directors, records of any action of a committee of the Board of Directors while acting in place of the Board of Directors on behalf of the corporation; (ii) accounting records; (iii) the record of shareholders; and (iv) any other books and records of the corporation.

This Section 2 does not affect the right of a shareholder to inspect and copy the shareholders’ list described in Section 6 of Article I or, if the shareholder is in litigation with the corporation, to the same extent as any other litigant or the power of a court to compel the production of corporate records for examination.

The corporation may deny any demand for inspection if the demand was made for an improper purpose, or if the demanding shareholder has within the two years preceding his demand, sold or offered for sale any list of shareholders of the corporation or of any other corporation, has aided or abetted any person in procuring any list of shareholders for that purpose, or has improperly used any information secured through any prior examination of the records of the corporation or any other corporation.

Section 3. Financial Statements for Shareholders. Unless modified by resolution of the shareholders within 120 days after the close of each fiscal year, the corporation shall furnish its shareholders with annual financial statements which may be consolidated or combined statements of the corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet, as of the end of the fiscal year, an income statement for that year, and a statement of cash flows for that year. If financial statements are prepared for the corporation on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis.

If the annual financial statements are reported upon by a public accountant, his report must accompany them. If not, the statements must be accompanied by a statement of the chief financial officer or the person responsible for the corporation’s accounting records stating his reasonable belief whether the statements were prepared on the basis of generally accepted accounting principles and, if not, describing the basis of preparation and describing any respects in which the statements were not prepared on a basis of accounting consistent With the statements prepared for the preceding year.

The corporation shall mail the annual financial statements to each shareholder within 120 days after the close of each fiscal year or within such additional time thereafter as is reasonably necessary to enable the corporation to prepare its financial statements. Thereafter, on written request from a shareholder who was not mailed the statements, the corporation shall mail him the latest annual financial statements.

Section 4. Other Reports to Shareholders. If the corporation indemnifies or advances expenses to any director, officer, employee or agent otherwise than by court order or action by the shareholders or by an insurance carrier pursuant to insurance maintained by the corporation, the corporation shall report the indemnification or advance in writing to the shareholders with or before the notice of the next annual shareholders’ meeting, or prior to the meeting if the indemnification or advance occurs after the giving of the notice but prior to the time the annual meeting is held. This report shall include a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

If the corporation issues or authorizes the issuance of shares for promises to render services in the future, the corporation shall report in writing to the shareholders the number of shares authorized or issued, and the consideration received by the corporation, with or before the notice of the next shareholders’ meeting.

ARTICLE IX

Indemnification

Section 1. Right to Indemnification. Each person (including here and hereinafter, the heirs, executors, administrators, or estate of such person) (i) who is or was a director or officer of the corporation, (ii) who is or was an agent or employee of the corporation other than an officer and as to whom the corporation has agreed to grant such indemnity, or (iii) who is or was serving at the request of the corporation as its representative in the position of director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise and as to whom the corporation has agreed to grant such indemnity shall be indemnified by the corporation as of right to the fullest extent permitted or authorized by current or future legislation or by current or future judicial or administrative decision (but, in the case of any such future legislation or decision, only to the extent that it permits the corporation to provide broader indemnification rights than permitted prior to such legislation or decision), against any liability or expense, awarded or assessed against him, or incurred by him, in his capacity as such director, officer, agent, employee or representative, or arising out of his status as such director, officer, agent, employee, or representative, including (in the case of derivative actions) expenses and amounts paid by him in settlement of any proceeding asserted or brought against him in his aforesaid capacity or arising out of his status as such.

Section 2. Advancement of Expenses. Expenses incurred by a person referred to in Section 1 of this Article IX in defending a proceeding shall be paid by the corporation in advance of the final disposition of such proceeding, (i) upon receipt, in the case of a director or officer, of an undertaking by or on behalf of the director or officer to repay all amounts so advanced if he is ultimately found not to be entitled to be indemnified by the corporation pursuant to this Article IX, and (ii) upon satisfaction of such other conditions as are required by current or future legislation (but, with respect to future legislation, only to the extent that it provides conditions less burdensome to the director, officer, employee, agent or representative, and to the corporation, than those provided previously). Such expenses incurred by other employees, agents and representatives may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate. The Board of Directors may, in the manner set forth above, and upon approval of such director, officer, employee, agent or representative of the corporation, authorize the corporation’s counsel to represent such person, in any proceeding, whether or not the corporation is a party to such proceeding.

Section 3. Procedure for Indemnification and Obtaining Advancement of Expenses. Any indemnification of liabilities and expenses or advancement of expenses under this Article IX shall be made promptly, and in any event within 60 days, upon the written request of the director, officer, employee, agent or representative seeking indemnification or an advancement. If the corporation denies such request in whole or in part or if no disposition thereof is made within 60 days of its receipt of such request or if the corporation otherwise fails to provide indemnification or advancement provided for in this Article IX, and despite any contrary determination by the corporation (including its Board of Directors or a committee thereof, its independent legal counselor its shareholders) in the specific case, a director, officer, employee, agent or representative may apply for indemnification or advancement, or both, in an appropriate proceeding brought in a court of competent jurisdiction and shall be entitled to such indemnification or advancement, or both, as the court shall by order direct. Such person’s reasonable expenses in obtaining court-ordered indemnification or advancement shall be reimbursed by the corporation. No such contrary determination by the corporation (including the Board of Directors or a committee thereof, its independent legal counselor its shareholders) shall be a defense to such proceeding or create a presumption that the claimant has not met’ the applicable standard of conduct, if any, for indemnification or an advancement.

Section 4. Other Rights, Continuation of Right to Indemnification and Advancements. The indemnification and advancements provided by this Article IX shall not be deemed exclusive of any oilier or further rights to which a person seeking indemnification or advancements may be entitled under any law (common or statutory), agreement, vote of shareholders or disinterested directors or otherwise, either as to action taken or omitted to be taken in his official capacity or as to action taken or omitted to be taken in another capacity while holding office or while employed by or acting as agent for the corporation. All rights to indemnification and to advancements of expenses under this Article IX shall be deemed to be a contract between the corporation and each director, officer, employee, agent or representative of the corporation described in Section 1 of this Article IX who serves or has served in any such capacity at any time while this Article IX is in effect.

Any repeal or modification of this Article IX, or any repeal or modification of relevant provisions of the Florida Business Corporation Act or any other applicable law, shall not in any way diminish any right to indemnification or to advancement of expenses of such director, officer, employee, agent or representative, or the obligations of the corporation, arising hereunder prior to such repeal or modification.

Section 5. Insurance. The corporation may purchase and maintain insurance, at its expense, to protect itself and any person who is or was or has agreed to become a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him or on his behalf in any such capacity, or arising out of his status as such, whether or not the corporation would have the legal power to directly indemnify him against such liability.

Section 6. Savings Clause. If this Article IX or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer, and each employee, agent and representative of the corporation described in Section 1 of this Article IX, as to liabilities and expenses, and amounts paid in settlement with respect to any proceeding, including any action by or in the right of the corporation, to the full extent permitted by any applicable portion of this Article IX that shall not have been invalidated and to the full extent permitted by applicable law.

Section 7 Terms. For purposes of this Article IX, the term “other enterprises” includes employee benefit plans; the term “expenses” includes counsel fees, including those for appeal; the term “liability” includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax, assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding; the term “proceeding” includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal; the term “agent” includes a volunteer; and the term “serving at the request of the corporation” includes any service as a director, officer, employee or agent of the corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries.

ARTICLE X

Amendment

These Bylaws may be altered, amended or repealed, and new Bylaws adopted, by the Board of Directors or shareholders.

Exhibit 4:	Resolution of the Board of Directors of September 17, 2004 approving the issuance of the Offered Shares and introduction of IVAX’s shares to public trading in Poland

RESOLUTIONS

OF THE BOARD OF DIRECTORS

OF IVAX CORPORATION

WHEREAS, the Board of Directors of IVAX Corporation (the “Corporation”) deems it advisable, desirable and in the best interests of the Corporation, in connection with the previously-authorized acquisition of Kutnowskie Zaklady Farmaceutyczne “POLFA” S.A. (“Polfa Kutno”) (a) to issue shares of the Corporation’s common stock, par value $0.10 per share (the “Common Stock”) in exchange for shares of Polfa Kutno, and (b) to introduce all of the authorized shares of Common Stock to public trading in Poland;

NOW, THEREFORE, BE IT

RESOLVED that the issuance of up to 8,200,000 shares of Common Stock (the “Offered Shares”) in connection with an exchange offer under Polish law for up to 1,407,887 shares of Polfa Kutno (the “Exchange Offer”), is hereby authorized and approved in all respects, and that sufficient shares of Common Stock be reserved and set aside for issuance.

FURTHER RESOLVED, that Corporation is authorized to deposit with Dom Maklerski Banku Handlowego (“DMBH”) a number of the Offered Shares agreed upon with DMBH as security in connection with the Exchange Offer (the “Deposited Shares”), in accordance with the provisions of Polish law.

FURTHER RESOLVED, that to the extent not issued, or issued and not required for purposes of the Exchange Offer, the Offered Shares or the Deposited Shares, as the case may be, shall cease to be issued and shall revert to the status of authorized but unissued shares.

FURTHER RESOLVED, that DMBH is authorized to allocate the Offered Shares to the shareholders of Polfa Kutno in accordance with the terms and conditions of the Exchange Offer.

FURTHER RESOLVED, that the introduction to public trading in Poland of all of the Corporation’s 546,875,000 authorized shares of Common Stock (the “Introduction to Public Trading”) is hereby authorized and approved in all respects.

FURTHER RESOLVED, that any or all of the officers of the Corporation be, and each of them hereby is, authorized, directed and empowered, on behalf of the Corporation, to prepare and file, or cause to be prepared and filed, with the Polish Securities and Exchange Commission (the “PSEC”) (a) a prospectus for the registration of the Offered Shares; (b) a prospectus for the Introduction to Public Trading (together with the prospectus referred to in clause (a), the “Polish Prospectus”); (c) an Invitation to Tender for Exchange of Shares, and any and all exhibits, amendments and other documents relating thereto for the purpose of commencing the Exchange Offer (the “Exchange Offer Documents”), in such forms as the officers, on the advice of counsel, may deem necessary or advisable; and (d) any amendments to the Polish Prospectus or Exchange Offer Documents, together with all documents required as exhibits to the Polish Prospectus or the Exchange Offer Documents, or any amendments or supplements thereto, and all certificates, letters, instruments, applications and any other documents which may be required to be filed with the PSEC with respect to the Exchange Offer or the Introduction to Public Trading, and to take any and all action (including the appointment of attorneys-in-fact to act on the Corporation’s behalf in Poland) with respect to any of the foregoing that any such officer shall deem necessary or advisable, with the taking of such action conclusively establishing the validity thereof.

FURTHER RESOLVED, that the Chairman and Chief Executive Officer and the Vice-Chairman and President are hereby authorized, directed and empowered to sign the Polish Prospectus, the Exchange Offer Documents and any amendments or supplements thereto, and each such officer, as well as any Vice President of the Corporation, is authorized, directed and empowered to sign all other certificates, letters, instruments, applications and any other documents which may be required to be filed with the PSEC with respect to the Exchange Offer or the Introduction to Public Trading.

FURTHER RESOLVED, that any or all of the officers of the Corporation be, and each of them hereby is, authorized, directed and empowered, on behalf of the Corporation, to execute and deliver to the Warsaw Stock Exchange (the “WSE”) an application for listing and any other agreements or documents required by the WSE in connection with the Introduction to Public Trading.

FURTHER RESOLVED, that any or all of the officers of the Corporation be, and each of them hereby is, authorized, directed and empowered to act on behalf of the Corporation, before the PSEC, the WSE and the Krajowy Depozyt Papierow Wartosciowych (the Polish National Depositary of Securities, or “NDS”), as appropriate, in connection with the Exchange Offer and the Introduction to Public Trading, and that each such officer, or such other person as such officer may designate in writing, is authorized, to negotiate, execute and deliver such agreements or documents as may be required in connection therewith, to appear before any official or officials or before any committee or body of the PSEC, the WSE and the NDS, and to do any and all things which may be necessary to effect the Exchange Offer and the Introduction to Public Trading.

FURTHER RESOLVED, that any or all of the officers of the Corporation be, and each of them hereby is, authorized, directed and empowered, on behalf of the Corporation, to perform any and all actions (including, without limitation, the payment of any fees, costs or expenses, and the negotiation, execution and delivery of any agreements, instruments, certificates and other documents) as each officer may deem necessary or appropriate in order to effectuate the purpose and intent of the foregoing resolutions.

FURTHER RESOLVED, that any and all actions heretofore taken by any officer or director of the Corporation in connection with the foregoing resolutions are approved, ratified and consented to in all respects.

Exhibit 5: Definitions	and Abbreviations

“10-K”, “Form 10-K”	consolidated annual report of IVAX Corporation for the accounting year ended December 31, 2003, prepared pursuant to the provisions of the U.S. Securities Exchange Act

“10-Q”, “Form 10-Q”	consolidated quarterly report of IVAX Corporation for the accounting quarter, prepared pursuant to the provisions of the U.S. Securities Exchange Act

“Transfer Agent”	ChaseMellon Shareholder Services, L.L.C. or another entity appointed by IVAX as a transfer agent

“Shares”, “Common Stock”, “Authorized Shares”	546,875,000 shares of common stock of the Issuer with a par value of USD 0.10 each, introduced to public trading pursuant to this Prospectus; this notion shall include the outstanding shares of common stock of the Issuer, the Offered Shares and the Shares for Future Issues; depending on the context, the terms “Shares” or “Common Stock” may mean only the shares issued and outstanding

“Shares for Future Issues”	authorized but unissued shares of common stock of the Issuer; this notion does not include the Offered Shares in such number as will be allotted to the shareholders of Polfa Kutno pursuant to the Exchange Offer

“Offered Shares”, “Shares for Exchange”	the shares of common stock of the Issuer offered under the Exchange Offer

“Articles of Incorporation”	Articles of Incorporation of IVAX REINCORPORATION, INC., a company duly established and existing under the laws of the State of Florida, filed with the State Florida on June 2, 1993, amended in the Articles of Amendment to Articles of Incorporation of IVAX CORPORATION, filed with the State Florida on August 12, 2004

“U.S. Legal Counsel”	Dewey Ballantine LLP

“Internal Revenue Code”	the U.S. Internal Revenue Code of 1986

“Amex”	the American Stock Exchange

“Amex composite tape”	an electronic device used for presentation of quotations of the securities listed on Amex, in the form of a traveling band of prices of particular securities

“ANDA”	Abbreviated New Drug Application

“Auditor”	Ernst & Young LLP

“Issue Price”	the product of arithmetical average of the closing price of IVAX Common Stock reported on the Amex composite tape for the ten consecutive trading days on Amex and current median PLN/USD exchange rate announced by NBP on the Day of Exchange Ratio Determination. Issue Price of each Offered Share shall be rounded to PLN 0.01

“Officer”	officer of IVAX

“Tender Offer Document”	the Tender Offer document prepared pursuant to the form attached as Appendix No. 2 to the Ordinance No. 2 of the Council of Ministers of July 17, 2001 regarding the form of tender offers to subscribe for sale or exchange of shares in public companies, methods of their announcement and terms of acquisition of shares thereunder (Dz. U. 2001.86.941)

“Cash Consideration”	a payment in PLN made in the amount equal to the value and in lieu of a fraction of the Offered Share allotted to a shareholder of Polfa Kutno under the Exchange Offer

“Financial Advisor”, “TRIGON”	3GON Polska Spólka z ograniczona odpowiedzialnoscia & Wspólnicy spólka komandytowa

“Legal Counsel”, “Dewey Ballantine”	Dewey Ballantine Grzesiak spólka komandytowa

“DTC”	the Depository Trust Company, a clearing agent registered with the U.S. Securities Commission

“CEO”, “Chief Executive Officer”	the chief executive officer of IVAX

“Director”	any member of IVAX’s Board of Directors

“Deposit Instruction”	a written deed of will of a shareholder of Polfa Kutno forming the legal basis for registration of Offered Shares on a securities account of the shareholder

“Business Day”	any day other than a Saturday, Sunday or other statutory holiday, as defined in the relevant Polish laws

“Transaction Day”	the day on which the exchange transactions involving Polfa Kutno Shares and the Offered Shares will be effected on WSE pursuant to Exchange Orders filed in relation to the Tender Offer

“Settlement Day”	the day on which KDPW will settle the exchange transactions involving Polfa Kutno Shares and the Offered Shares effected on WSE pursuant to Exchange Orders filed in relation to the Tender Offer

“Day of Exchange Ratio Determination”	the last day of Subscriptions for Exchange, being the day falling on the third Business Day before the Transaction Day

“Dz. U.”	Dziennik Ustaw Rzeczypospolitej Polskiej, the official Polish journal of laws

“Issuer”, “Company”, “IVAX”	IVAX Corporation, a company duly established and existing under the laws of the state of Florida, with its registered office in Miami; depending on the context, these terms may mean the IVAX Group, as defined in the relevant US regulations

“EUR”	the Euro, the lawful currency of the European Monetary Union

“FBCA”	Florida Business Corporation Act

“FDA”	United States Food and Drug Administration

“Subscription Form”	the subscription form, attached hereto as Exhibit 8, to exchange shares in Polfa Kutno for the Offered Shares

“WSE”	the Warsaw Stock Exchange (the stock exchange managed by Gielda Papierów Wartosciowych w Warszawie Spólka Akcyjna)

“I.R.S.”	Internal Revenue Service, the U.S. governmental agency responsible for the collection of taxes and implementation of the goals specified in the U.S. Internal Revenue Code

“Proxy Statement”	a document containing information for IVAX shareholders relating to the General Shareholders’ Meeting, prepared pursuant to the requirements of the U.S. Securities Exchange Act

“KDPW”, “NDS”	the National Depository of Securities managed by Krajowy Depozyt Papierów Wartosciowych Spólka Akcyjna

“Criminal Code”	the Criminal Code of June 6, 1997 (Dz. U. 1997.88.553, as amended)

“Commercial Companies Code”	the Commercial Companies Code of September 15, 2000 (Dz. U. 2000.94.1037, as amended)

“Commission”, “PSEC”	the Polish Securities and Exchange Commission

“Audit Committee”	IVAX’s Audit Committee

“LSE”	London Stock Exchange

“NBP”	National Bank of Poland

“NDA”	New Drug Application

“Exchange Offer”, “Offer”	the offer to exchange shares in Polfa Kutno for shares of common stock in IVAX under the Tender Offer

“Offering Agent”, “DMBH”	Dom Maklerski Banku Handlowego Spólka Akcyjna

“Exchange Ratio”	the ratio of exchange of Polfa Kutno shares for the Offered Shares in the course of the Tender Offer

“PAP”	Polska Agencja Prasowa Spólka Akcyjna (the Polish Press Agency) or another information agency appointed by the PSEC pursuant to Article 81 Section 1a of the Securities Act

“PLN”, “zl”	the official currency unit of the Republic of Poland introduced to the monetary system on January 1, 1995, pursuant to the Act of July 7, 1974, on the denomination of the Polish zloty (Dz. U. 1974.84.386, as amended)

“Polfa Kutno”	Kutnowskie Zaklady Farmaceutyczne “POLFA” Spólka Akcyjna with its registered office in Kutno

“Foreign Exchange Act”	the Foreign Exchange Act of July 27, 2002 (Dz. U. 2002.141.1178, as amended)

“Securities Act”, “Polish Securities Act”	the Act on the Public Trading of Securities of August 21, 1997 (amended and restated text, Dz. U. 2002.49.447, as amended)

“Prospectus”, “Issue Prospectus”	this document, prepared pursuant to the Prospectus Ordinance

“Board of Directors”	the board of directors of IVAX

“Prospectus Ordinance”	the Ordinance of the Council of Ministers of August 11, 2004 regarding detailed conditions to be satisfied by issue prospectus and summary prospectus (Dz. U. 2004.186.1921)

“Foreign Markets”	Amex and the LSE

“U.S. SEC”	U.S. Securities and Exchange Commission

“Bylaws”	the Issuer’s bylaws

“Quotation Average”	the arithmetical mean of the closing prices of IVAX shares listed on the Amex composite tape during ten consecutive days

“USD”, “$”	U.S. Dollar, the lawful currency of the United States of America

“U.S. Securities Exchange Act”	the U.S. Securities Exchange Act of 1934, as amended

“U.S. Securities Act”	the U.S. Securities Act of 1933, as amended

“PIT Act”	the Personal Income Tax of July 26, 1991 (amended and restated text, Dz. U. 2000.14.176, as amended)

“CIT Act”	The Corporate Income Tax of July 15, 1992 (amended and restated text, Dz. U. 2000.54.654, as amended)

“Accounting Act”	the Accounting Act of September 29, 1994 (amended and restated text, Dz. U. 2002.76.694, as amended)

“General Shareholders Meeting”, “GSM”	IVAX’s general shareholders’ meeting

“Tender Offer”, “Exchange Offer”	the tender offer to subscribe for the exchange of shares in Polfa Kutno for IVAX shares pursuant to Article 151 Section 1 of the Securities Act, to be announced by IVAX

“Subscription for Exchange”	a written deed of will of a Polfa Kutno shareholder satisfying the criteria set forth in this Prospectus, addressed to the Offeror, constituting the legal basis for participation in the Tender Offer

“Exchange Order”, “Order”	jointly, the order to dispose of Polfa Kutno shares and to acquire the Offered Shares under the Tender Offer, pursuant to the terms of this Prospectus

Exhibit 6: Professional	and industry specific vocabulary used in the Prospectus

“albuterol”	one of a class of medications called beta-agonists, which works by relaxing and opening air passages in the lungs, making it easier to breathe

“alternative propellants”	non-chlorofluorocarbon (“CFC”) propellants used for inhaled drug delivery methods, such as hexafluoroalkane

“AMPA receptor antagonist”	the a-amino-3-hydroxy-5-methyl-4-isoxazolepropionic acid (“AMPA”) receptor is an ionotropic glutamate receptor that mediates fast excitatory synaptic transmission throughout the central nervous system

“beclomethasone”	the chemical name of the non-salt form of beclomethanson dipropionate

“cyclosporine”	any of a group of polypeptides obtained as metabolites from various imperfect fungi (as Tolypocladium inflatum syn. Trichoderma polysporum); especially: Cyclosporin A - a cyclosporin C62H111N11O12 used as an immunosuppressive drug especially to prevent rejection of transplanted organs

“active pharmaceutical ingredient”	the particular ingredient in a medicine that is generally responsible for the therapeutic effect associated with the medicine

“beclomethasone dipropionate”	an anti-inflammatory corticosteroid having the chemical name 9-chloro-11ß, 17,21-trihydroxy-16ß-methylpregna-1,4,-diene-3,20-dione 17,21-dipropropionate and is the active component of QVAR 40 mcg and 80 mcg Inhalation Aerosol

“estrogen”	any of various natural steroids (such as estradiol) that are formed from androgen precursors, that are secreted chiefly by the ovaries, placenta, adipose tissue, and testes, and that stimulate the development of female secondary sex characteristics and promote the growth and maintenance of the female reproductive system; also any of the various synthetic or semisynthetic steroids (such as ethinyl estradiol) that mimic the physiological effect of natural estrogens

“inactive form of chemical entities”	inactive ingredients used in drug products for formulation purposes or inactive forms of drug products produced after administration of the drug (e.g. inactive metabolites) or chemical entities that do not manifest any pharmacological effect to treat a disease or condition

“formoterol”	a long-acting bronchodilator; it works by relaxing muscles in the airways to improve breathing; Formoterol capsules are used in the delivery of medication

“chlorofluorocarbon”, “CFC”	a compound consisting of chlorine, fluorine, and carbon used as a propellant

“spongioblastoma”	see: glioblastoma

“glyburide”	a sulfonylurea C23H28ClN3O5S used similarly to glipizide –called also glibenclamide

“glioblastoma”	a malignant tumor of the central nervous system and usually of a cerebral hemisphere - called also spongioblastoma

“hexafluoroalkane”	a non-CFC propellant used in administering drugs for treatment of bronchial illnesses

“luteinizing hormone”	a hormone released by gonadotropes (cells in the anterior lobe of the pituitary gland); it is one of the gonadotrophins

“metered-dose inhaler”	an apparatus which delivers medicine to a patient in precise metered dosages via inhalation

“dry powder inhaler”	an apparatus designed to deliver a dosage of dry powder for inhalation in the treatment of respiratory disorders including asthma

“irrigation”	to flush (a body part) with a stream of liquid (as in removing a foreign body or medicating)

“inhaled corticosteroid”	any number of drugs in the corticosteroid class which utilizes a delivery method employing an apparatus which is inhaled by the patient

“immunosuppressive agents”	drugs used to suppress natural immune responses

“steroid product”	a class of compounds having a common four ring carbocyclic structural nucleus and which are generally found naturally as hormones or produced synthetically as drugs

“inhalation product”	drugs which are administered by a delivery method employing an apparatus which suspends the drug particles in an aerosol or in dry powder form and is inhaled by the patient

“prescription drugs”	a drug that can be obtained only by means of a physician’s prescription

“loteprednol etabonate”	a Corticosteroid used in ophthalmic treatment having the chemical name Chloromethyl 17a [(ethoxycarbonyl)oxy]-11 ß-hydroxy-3-oxoandrosta-1,4-diene-17ß-carboxylate

“metformin HC1”	an antidiabetic drug C4H11N5 used in the form of its hydrochloride salt approved to treat type 2 diabetes in patients unresponsive to or intolerant of approved sulfonylurea drugs

“soft steroid compound”	a new class of steroids including loteprednol and BNP-166 that achieves its anti-inflammatory effect and subsequently metabolizes to an inactive form

“mucoviscidosis”	see: cystic fibrosis

“nebulization”	reduction of a medicinal solution to a fine spray or delivery of a treatment (as of respiratory diseases) by means of a fine spray

“paclitaxel”	an antineoplastic agent C47H51NO14 derived especially from the bark of a yew tree (Taxus brevifolia of the family Taxaceae) of the western U.S. and British Columbia and administered intravenously in the treatment of ovarian cancer which has not responded to conventional chemotherapy; IVAX’s brand equivalent product ONXOL® is approved as a bioequivalent product to TAXOL®

“estradiol plasma levels”	estradiol is a natural estrogenic hormone that is a phenolic alcohol C18H24O2 secreted chiefly by the ovaries, is the most potent of the naturally occurring estrogens, and is administered in its natural or semisynthetic esterified form especially to treat menopausal symptoms

“dry powder formulation”	formulation of active ingredient delivered in a dry powder form to administer to patients with respiratory ailments as an alternative to nebulization or solvent-based inhalers

“brand equivalent product”, “brand equivalent pharmaceutical”	a generic drug that is bioequivalent to a brand name product

“brand name product”, “brand name pharmaceutical”	a branded pharmaceutical product that is normally the first approved drug product having a particular active ingredient

“Medicaid”	Medicaid is a program that pays for medical assistance for certain individuals and families with low incomes and resources

“Medicare”	Medicare is the United States’ national health insurance program for: (i) people age 65 or older; (ii) some people under age 65 with disabilities; (iii) people with End-Stage Renal Disease (“ESRD”), which is permanent kidney failure requiring dialysis or a kidney transplant

“propellants”	a substance used to formulate an aerosol with the other agents and/or active ingredients

“epidermal growth factor (“EGF”) receptor-targeted therapy”	a therapy that targets the epidermal growth factor receptor as a key factor in the treatment of many cancers; epidermal growth factor (“EGF”) is a polypeptide hormone that stimulates cell proliferation especially of epithelial cells by binding to receptor proteins on the cell surface

“salbutamol”	a beta-agonist C13H21NO3 used as a bronchodilator to treat asthma and administered as an inhalation aerosol or in the form of its sulfate – also known as albuterol

“chemotherapeutic agents”	a group of drugs that are typically used as anti-cancer agents

“nicotine impermeable copolymer technology”	Advanced Tobacco Products’ delivery method used in the Nicotrol/Nicorette inhalers which are smoking cessation products where the impermeable copolymer is used to hold nicotine in the nicotine resovoir until delivery

“blow-fill-seal”	the technology and related equipment and procedures in which the formation of the container, its filling with liquid pharmaceutical material, and the subsequent formation and application of a seal for the container are achieved aseptically in an uninterrupted sequence of operations without exposure to nonsterile environments between operations

“cystic fibrosis”	a common disease especially in Caucasian populations that appears usually in early childhood, is inherited as a recessive monogenic trait, involves functional disorder of the exocrine glands, and is marked especially by faulty digestion due to a deficiency of pancreatic enzymes, by difficulty in breathing due to mucus accumulation in airways, and by excessive loss of salt in the sweat - called also fibrocystic disease of the pancreas, mucoviscidosis

“fibroma”	nonmalignant neoplasm of connective or fibrous tissue

Exhibit 7:         IRS Form W-8 BEN

Form W-8BEN (Rev. December 2000)	Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding
Department of the Treasury Internal Revenue Service	➢Section references are to the Internal Revenue Code. ➢See separate instructions ➢Give this form to the withholding agent or payer. Do not send to the IRS.	OMB No. 1545-1621

Do not use this form for: Instead, use Form:

•	A U.S. citizen or other U.S. person, including a resident alien individual. . . . . . . . . . . . . . . . . . . . . . . . . . . W-9

•	A person claiming an exemption from U.S. withholding on income effectively connected with the conduct of a trade or business in the United States . . . . . . . . . . . . . W-8ECI

•	A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions). . . . . . . . . . . . . .W-8ECI or W-8IMY

•	A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is Claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) (see instructions). . . . . . . . . . . . . . . . W-8ECI or W-8EXP

Note: These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.

•	A person acting as an intermediary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .W-8IMY

Note: See instructions for additional exceptions.

Part I Identification of Beneficial Owner (See instructions.)

1	Name of individual or organization that is the beneficial owner			2 Country of incorporation or organization

3	Type of beneficial owner:	☐ Individual	☐ Corporation	☐ Disregarded entity	☐ Partnership	☐ Simple trust
	☐ Grantor trust	☐ Complex Trust	☐ Estate	☐ Government	( International organization
	(Central bank of issue	( Tax-exempt organization	( Private Foundation

4	Permanent residence address (street, apt. or suite no., or rural route). Do not use P.O. box or in-care-of address.
	City or town, state or province. Include postal code where appropriate.			Country (do not abbreviate)

5	Mailing address (if different from above)
	City or town, state or province. Include postal code where appropriate.			Country (do not abbreviate)

6	U.S. taxpayer identification number (if required, see instructions)			7 Foreign tax identifying number, if any (optional)
		( SSN or	( EIN
ITIN
8	Reference number(s) (see instructions)

Part II Claim of Tax Treaty Benefits (if applicable)

9	I certify that (check all that apply):

a	(	The beneficial owner is a resident of . . . . . . . . . . within the meaning of the income tax treaty between the United States and that country.

b	(	If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).

c	(	The beneficial owner is not an individual, derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits (see instructions).

d	(	The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).

e	(	The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b) or 707(b), and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.
10	Special rates and conditions (if applicable -see instructions): The beneficial owner is claiming the provisions of Article. . . . . of the treaty identified on line 9a above to claim a . . . . . . . .% rate of withholding on (specify type of income):
Explain the reasons the beneficial owner meets the terms of the treaty article:
Part III Notional Principal Contracts
11	(	I have provided or will provide a statement that identifies those notional principal contracts from which the income is not effectively connected with the conduct of a trade or business in the United States. I agree to update this statement as required.

Part VIII Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:

•	I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates,

•	The beneficial owner is not a U.S. person,

•	The income to which this form relates is not effectively connected with the conduct of a trade or business in the United States or is effectively connected but is not subject to tax under an income tax treaty, and

•	For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income for which I am providing this form or any withholding agent that can disburse or make payments of the income for which I am the beneficial owner.

Sign Here ➢
	Signature of beneficial owner (or individual authorized to sign for beneficial owner)	Date (MM-DD-YYYY)	Capacity in which acting

Exhibit 8:         Subscription form to exchange shares

SUBSCRIPTION FORM TO EXCHANGE SHARES

in Kutnowskie Zaklady Farmaceutyczne Polfa S.A. for shares in IVAX CORPORATION

This document is a subscription form to exchange ordinary bearer shares in Kutnowskie Zaklady Farmaceutyczne “POLFA” S.A. (“Polfa Kutno”), each with a par value of PLN 10 (KDPW code PLPLFKT00019) (the “Polfa Kutno Shares”) for shares in the common stock of IVAX CORPORATION, with its registered office in Miami (“IVAX”), and to subscribe for shares of common stock of IVAX with a par value of USD 0.10 each, the issuance of which was approved by a resolution of the Board of Directors of IVAX dated September 17, 2004 (the “Offered Shares”), under the public tender for the exchange of Polfa Kutno Shares for the Offered Shares announced on [•] 2004 by IVAX through Dom Maklerski Banku Handlowego S.A. (the “Exchange Offer”, “Tender Offer”).

* * * * *

PLEASE FILL IN LEGIBLY USING BLOCK LETTERS

* * * * *

SUBSCRIBER PARTICULARS

Legal status (tick as appropriate):	Resident	Nonresident
Private individual	☐	☐

Incorporated entity	☐	☐

Unincorporated organization	☐	☐

Full name:

Identity card/passport particulars (for individuals):

Country code for passport:

Nationality (for individuals):

Identification number (PESEL for individuals, or REGON for incorporated entities and unincorporated organizations):

Organizational status (n/a to individuals):

Address of registered domicile /office:                                                              Telephone No.:

Street:

Post/Zip code:                                               City:

Country:

Mailing address:

Street:

Post/Zip code:                                               City:

Country:

SUBSCRIBER’S REPRESENTATIVE PARTICULARS*

Full name:

Identity card/passport particulars:

Country code for passport:

Nationality:

Domicile address:

Street:

Post/Zip code:                              City:

Country:

*	to be filled in by the subscriber’s representative

Exchange Rate:	The Day of Exchange Ratio Determination (“Day of Exchange Ratio Determination”) will fall three business days prior to the conclusion of transactions under the Exchange Offer.

A Polfa Kutno shareholder submitting a subscription in response to the Exchange Offer (“Subscription for Exchange”) which fulfills the conditions of this Prospectus, shall receive, for one Polfa Kutno share, Offered Shares valued at PLN 340 (as of the Day of Exchange Ratio Determination) and relevant cash consideration in the event of the allocation of a fraction of an Offered Share.

The precise number of Offered Shares allocated to the Polfa Kutno shareholder shall be calculated in accordance with the method described below. In summary, each Polfa Kutno shareholder will receive (1) that number of Offered Shares equal to the product of the Exchange Ratio and the number of Polfa Kutno shares covered by the Subscription for Exchange; and (2) a Cash Consideration in the place of fractional Offered Shares.

The term “Exchange Ratio” shall mean the quotient obtained by dividing the price per each Polfa Kutno share determined in Exchange Offer (PLN 340) by the Issue Price of Offered Shares and rounded to six decimal places.

The term “Issue Price” of Offered Shares shall mean the product of the arithmetical average of the closing price of IVAX Common Stock reported on the Amex composite tape for the ten consecutive trading days on Amex (“Quotation Average”) and the current median PLN/USD exchange rate announced by Narodowy Bank Polski on the Day of Exchange Ratio Determination. The Issue Price of each Offered Share shall be rounded to PLN 0.01. In the event that a fraction of an Offered Share is allocated, the shareholder will instead receive a “Cash Consideration” consisting of PLN, in an amount equal to the product of such fraction and the Issue Price of Offered Shares, rounded to PLN 0.01.

The last trading day on the Amex used to calculate the Quotation Average shall be the Day of Exchange Ratio Determination. In the event the Day of Exchange Ratio Determination is not a trading day on the Amex, then the day ending the abovementioned 10-day period shall be the last trading day on the Amex directly preceding the Day of Exchange Ratio Determination. The Quotation Average shall be rounded to USD 0.0001.

Polfa Kutno shareholders should be aware that the period from the Exchange Ratio Determination to the settlement of the Exchange Offer may last six Business Days. Considering this and the fact that the Exchange Ratio is based on a ten-day average price, due to market fluctuations in IVAX’s shares, the value of the Offered Shares received at the date of Exchange Offer settlement may differ from PLN 340.

All number-rounding during the process of the Exchange Ratio calculation shall be in accordance with mathematic rules.

Number of Polfa Kutno Shares sold:

in words____________________________________________________________________________________

___________________________________________________________________________________________

Please deposit the Offered Shares allotted to me as a result of the settlement of the Exchange Offer in the securities account indicated in the SHARE DEPOSITION INSTRUCTION section of this document.

Data of the brokerage house/office/bank - holder of the account with NDS where the Polfa Kutno Shares are deposited (the “Share Keeper”):

Name: ____________________________________________________________________________________

No. of the KDPW account in which the Polfa Kutno Shares are deposited:

Data of the brokerage house/office/bank that will handle the transaction as intermediary (for clients of the depositary bank):

Name: ____________________________________________________________________________________

KDPW code:

* * * * *

REQUEST FOR REGISTRATION OF THE OFFERED SHARES

1.	☐ I have checked this box because I believe my Offered Shares constitute “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), as further discussed in Chapter III, Sections 1.2, 1.3 and 12 of the Common Stock Issue Prospectus (the “Prospectus”), and I wish to have such Offered Shares included in the Shelf Registration Statement (as defined in Section 1.2 of Chapter III of the Prospectus).

2.	I have briefly described why I believe my Offered Shares constitute “restricted securities” in the space provided below (please print or type):

3.	I acknowledge that my Offered Shares will not be deemed to be Identified Securities as defined in Section 1.2 of Chapter III of the Prospectus unless I have checked the box in point 1 above and I have filled in the explanation (in print or type) required in point 2 above.

4.	In addition, I understand that I have been advised to seek legal advice in connection with the foregoing and that Ivax may refuse to include my Offered Shares in the Shelf Registration Statement if it shall have been advised by its U.S. Counsel (as defined in the Prospectus) that such Offered Shares are not restricted within the meaning of the U.S. Securities Act, and can be resold in the U.S.A. and to U.S. persons without restriction.

* * * * *

REPRESENTATION OF THE SUBSCRIBER

I hereby represent as follows:

1.	I have acquainted myself with the contents of the Prospectus, the Exchange Offer Document, the Charter and the Articles of Association of IVAX, and I accept the foregoing.

2.	I have placed an order to transfer shares in Polfa Kutno and acquire the Offered Shares with a brokerage house/office under the Exchange Offer in accordance with the terms of the Prospectus and the Exchange Offer Document.

3.	My Polfa Kutno Shares are free from any encumbrances.

4.	I consent to my personal data being processed by Dom Maklerski Banku Handlowego S.A., IVAX and the Transfer Agent (as defined in the Prospectus) to the extent necessary for the purposes of the Exchange Offer as well as for exercising their duties arising from statutes and other applicable regulations.

5.	I accept the Share Exchange Ratio.

Signature of the Subscriber	Signature and seal of an employee of the issuer of the deposit certificate*	Acceptance date, signature and seal of an employee of Dom Maklerski Banku Handlowego S.A.

*	if the subscription form is delivered by mail, the signature and powers of the person filing the subscription should be certified.

* * * * *

INSTRUCTION TO DEPOSIT SHARES

Please deposit all the Offered Shares allocated to me in securities account No                                                               kept by the Share Keeper on my behalf.

Please deposit the Cash Compensation in cash/bank account No. :                                                              kept by the Share Keeper on my behalf.

Note: The Offered Shares may be transferred solely to a securities account kept by the entity keeping the securities account in which Polfa Kutno Shares are registered at the time when the subscription is made in response to the Exchange Offer.

Representation: I undertake to notify forthwith in writing Dom Maklerski Banku Handlowego S.A. of any changes regarding the above account numbers.

Date and signature of person placing the instruction	Date and signature of person accepting the instruction

Exhibit 9:    Rule 144(a)(3)*

The term restricted securities means:

(i	)	Securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering;

(ii	)	Securities acquired from the issuer that are subject to the resale limitations of Rule 502(d) under Regulation D or Rule 701(c);

(iii	)	Securities acquired in a transaction or chain of transactions meeting the requirements of Rule 144A;

(iv	)	Securities acquired from the issuer in a transaction subject to the conditions of Regulation CE;

(v	)	Equity securities of domestic issuers acquired in a transaction or chain of transactions subject to the conditions of Rule 901 or Rule 903 under Regulation S (Rules 901 through 905 and Preliminary Notes);

(vi	)	Securities acquired in a transaction made under Rule 801 to the same extent and proportion that the securities held by the security holder of the class with respect to which the rights offering was made were as of the record date for the rights offering “restricted securities” within the meaning of this paragraph (a)(3); and

(vii	)	Securities acquired in a transaction made under Rule 802 to the same extent and proportion that the securities that were tendered or exchanged in the exchange offer or business combination were “restricted securities” within the meaning of this paragraph (a)(3).

*	- All rules and regulations referred to in this Exhibit 9 are promulgated under the U.S. Securities Act.

Exhibit 10:    List of matters required to be disclosed on Form 8-K

(i	)	Entry into a material definitive agreement;

(ii	)	Termination of a material definitive agreement;

(iii	)	Bankruptcy or receivership;

(iv	)	Completion of acquisition or disposal of assets;

(v	)	Results of operations and financial condition;

(vi	)	Creation of a direct financial obligation or an obligation under an off-balance sheet arrangement of an issuer;

(vii	)	Triggering events that accelerate or increase a direct financial obligation or an obligation under an off-balance sheet arrangement;

(viii	)	Costs associated with exit or disposal activities;

(ix	)	Material impairments;

(x	)	Notice of delisting or failure to satisfy a continued listing rule or standard; transfer of listing;

(xi	)	Unregistered sales of equity securities;

(xii	)	Material modifications to rights of security holders;

(xiii	)	Changes in the Issuer’s certifying accountant;

(xiv	)	Non-reliance on previously issued financial statements or a related audit report or completed interim review;

(xv	)	Changes in control of the Issuer;

(xvi	)	Departure of directors or principal officers; election of directors; appointment of principal officers;

(xvii	)	Amendments to articles of incorporation or bylaws; change in fiscal year;

(xviii	)	Temporary suspension of trading under issuer’s employee benefit plans;

(xix	)	Amendments to the Issuer’s code of ethics, or waiver of a provision of the code of ethics;

(xx	)	Regulation FD disclosure (Fair Disclosure)*.

*	- Regulation FD (Fair Disclosure) provides that when an issuer (or person acting on its behalf) discloses material nonpublic information to certain persons (in general, securities market professionals and holders of the issuer’s securities that may trade on the basis of the information), it must make public disclosure of that information. The timing of the required public disclosure depends on whether the selective disclosure was intentional or non-intentional; for an intentional selective disclosure, the issuer must make public disclosure simultaneously; for a non-intentional disclosure, the issuer must make public disclosure promptly. Under Regulation FD, the required public disclosure may be made by filing or furnishing a Form 8-K, or by another method or combination of methods that is reasonably designed to effect broad, non-exclusionary distribution of the information to the public.